Form 20-F
period 2007-01-31
DORATO RESOURCES INC
filed 2007-05-24
CIK 1126932

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

  X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended     January 31, 2007

Or

____

Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________________ to ____________________

[  ]

Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number  000-33299

DORATO RESOURCES INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#507 – 837 West Hastings Street

Vancouver, British Columbia, V6C 3N6

(Address of principal executive offices)

Securities to be registered pursuant to section 12 (b) of the Act:  None

Securities to be registered pursuant to section 12(g) of the Act:  Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at January 31, 2007

Common Shares, no par value

4,618,187

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes: [   ]     No: [√ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes: [   ]     No: [√]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: [   ]     No: [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: [   ]      Accelerated filer: [   ]      Non-accelerated filer: [√ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17     X

Item 18 ________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: [   ]     No: [√ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

Yes: [   ]     No: [   ]

TABLE OF CONTENTS

Part

Item

Page

Forward-Looking Statements

3

I

1

Identity of Directors, Senior Management and Advisors

  3

2

Offer Statistics and Expected Timetable

  3

3

Key Information

  3

Selected Financial Data

3

Balance Sheet Data

4

Capitalization and Indebtedness

4

Reason for the Offer and Use of Proceeds

4

Risk Factors

4

4

Information on the Company

8

History and Development of the Company

8

Business Objectives

9

Business Overview

8

Property Plants and Equipment

9

5

Operating and Financial Review and Prospects

10

Operating Results

10

Liquidity and Capital Resources

10

Research and Development, Patents and Licenses, etc.

11

Trend Information

11

Off Balance Sheet Arrangements

11

Contractual Obligations

11

6

Directors, Senior Management and Employees

11

Directors and Senior Management

11

Conflicts of Interest

12

Executive Compensation

13

Board Practices

14

Audit Committee

14

Employees

15

Share Ownership

15

Options and Other Rights to Purchase Securities

15

7

Major Shareholders and Related Party Transactions

16

Major Shareholders

16

Control by Foreign Government and Other Persons

16

Related Party Transactions

17

Indebtedness of Directors, Officers, Promoters and Other Management

17

Interests of Experts and Counsel

18

8

Financial Information

18

Consolidated Statements and Other Financial Information

18

Significant Changes

18

Legal Proceedings

18

9

The Offer and Listing

18

Listing Details

19

Markets

20

10

Additional Information

20

Share Capital

20

Memorandum and Articles of Association

20

Material Contracts

21

Exchange Controls

21

Taxation

21

Dividends and Paying Agents

27

Statement By Experts

27

Documents on Display

27

11

Quantitative and Qualitative Disclosure about Market Risk

28

12

Description of Securities Other than Equity Securities

28

II

13

Default, Dividend Arrearages and Delinquencies

28

14

Material Modifications to the Rights of Security Holders

28

Use of Proceeds

28

15

Controls and Procedures

28

16A

Audit committee Financial Expert

29

16B

Code of Ethics

29

16C

Principal Accountant Fees and Services

30

16D

Exemptions from the Listing Standards for Audit Committees

31

16E

Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

31

III

17

Financial Statements

31

18

Financial Statements

31

19

Exhibits

31

Signatures

34

Financial Statements

FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements and information relating to Dorato Resources Inc. that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to Dorato Resources Inc. or our management, are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of and for the years ended January 31, 2007, January 31, 2006 and January 31, 2005, together with the notes thereto, which appear elsewhere in annual report.  Our consolidated financial statements as of and for the years ended January 31, 2007, January 31, 2006 and January 31, 2005 have been audited by Amisano Hanson, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in US dollars (“US$”).

	Fiscal Years Ended January 31
	2007 US $	2006 US $	2005 US $	2004 US $	2003 US $

Revenue	Nil	Nil	$ Nil	Nil	Nil
Loss from operations	(84,157)	(79,507)	(60,297)	(64,861)	(90,874)
Loss from continuing operations	(79,383)	(79,507)	(61,474)	(64,852)	(196,710)
Net Loss	(79,383)	(79,507)	(61,474)	(64,852)	(196,710)
Loss per share	(0.03)	(0.07)	(0.02)	(0.03)	(0.08)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 2,415,721 for the year ended January 31, 2007, 1,262,562 for the year ended January 31, 2006, 2,525,124 for the year ended January 31, 2005, 2,525,124 for the year ended January 31, 2004, and 2,252,124 for the year ended January 31, 2003.

To date, we have not generated any cash flow from our activities to fund ongoing activities and cash commitments.  We have financed our operations principally through the sale of our equity securities.  We have sufficient working capital to meet our current cash requirements for the next twelve months, as well as additional capital to carry out due diligence in seeking the acquisition of a new business or asset.  Upon acquiring a new business or asset, we will utilize any additional capital on development of such business or asset, and for general and administrative expenses.

We may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to us.  In the event we are unable to raise adequate finances to fund the proposed activities, we will need to reassess our alternatives and may have to abandon one or more of our property interests as a result.

Balance Sheet Data:

	Fiscal Year Ended January 31
	2007 US $	2006 US $	2005 US $	2004 US $	2003 US $
Total Assets	354,454	4,263	6,454	8,474	26,987
Total Liabilities	6,719	216,154	125,726	59,848	12,143
Share capital	5,853,686	5,212,211	5,212,211	5,212,211	5,212,211
Shareholders’ Equity	358,538	(209,941)	(119,272)	(51,374)	14,844

The above financial information is presented in accordance with US GAAP.

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not  applicable.

Risk Factors

An investment in our securities involves significant risks.  Set forth below and elsewhere in this annual report are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this annual report.

We have suspended our business activities due to a lack of funding.

We have had to suspend all business activities and dispose of our music transfer business as a result of our inability to raise sufficient funding for our day-to-day operations and iNoize’s inability to raise sufficient monies to fund their operations.  We were also unable to fund the operations of iNoize, which in turn suspended its day-to-day operations.  Due to our current inability to raise funding, we do not currently have any assets and the price of our common stock may fall considerably or we may be unable to continue as a going concern.

We may not be able to raise the additional capital that will be required.

As a result of the disposition of our primary assets, we do not have any source of revenues.  We have been unsuccessful in raising sufficient monies to sustain our operations.  We may not be able to raise additional funds for the acquisition of a new asset or business.  Our resources are not currently sufficient for our working capital and capital expenditure requirements.  We will need to raise additional funds through public or private debt or equity financing in order to:

•

seek out and acquire another property or business;

•

provide sufficient funding to allow us to activate a new business;

•

take advantage of opportunities, including expansion or acquisitions of additional businesses or technologies; or

•

develop new products or services.

If such funds are not available, the price of our common stock may fall considerably or we may not be able to continue as a going concern.  Additional financing may come in the form of private placement securities offerings or from bank financing.  If we issue additional shares to raise capital, existing shareholders will suffer a dilution of their stock ownership.  Any additional financing we may need may not be available on favourable terms or at all.  If adequate funds are not available or are not available on acceptable terms, we would not be able to acquire a new business or asset.

Our proposed venture capital operations are speculative.

If we decide to proceed with acquiring other business interests, our success will depend to a large extent upon the operations, financial condition and management of the identified target company.  While we will prefer participating in acquisitions with businesses having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria.  In the event that we complete an acquisition, the success of the operations will depend upon management of the target company and numerous other factors beyond our control.  There is no assurance that we can successfully identify suitable target companies and consummate additional business acquisitions.

There is a scarcity of and competition for business acquisitions.

In seeking out the acquisition of a new business interests, we will be an insignificant participant in the business of seeking equity participation in entities.  A large number of venture capital firms are active in mergers and acquisitions of companies which may also be merger or acquisition target candidates for us.  These entities may have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we may be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business acquisition.  Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

We do not have any current plans, arrangements, agreements, or understandings to acquire other businesses at this time.

Our independent auditors have expressed doubts about our ability to continue as a going concern.

The report of our independent auditors on our January 31, 2007 financial statements includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty, at this time.  We have historically satisfied our capital needs primarily by issuing equity securities.  If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

Our directors and officers will only devote part-time efforts to our business.

We conduct our operations through a management company, Harbour Pacific Capital Corp., controlled by one of our directors.  The management company provides full management services including accounting and administrative support.  None of our directors and officers will dedicate full-time employment to our operations.  Upon the acquisition of a new business or asset, management anticipates devoting up to twenty hours per week to our business.  Our officers have not entered into written employment agreements and are not expected to do so in the foreseeable future.  We have not obtained key man life insurance on our officers or directors.  Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would hinder our ability to continue operations.

We may not be able to retain qualified management personnel.

Our ability to recruit and retain capable and effective individuals is unknown.  The loss of the services of our current officers, or our inability to attract, motivate and retain highly qualified executive personnel in the future could result in the failure of or cause serious disruption to the development of our business.

Our common stock is subject to Penny Stock Rules.

Our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers of our stock to sell their shares in the secondary market.  It may also cause less broker dealers willing to make a market and it may affect the level of news coverage we receive.

We may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

 Investors in our common shares that are U.S. taxpayers should be aware that we may be a .passive foreign investment company. under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any .excess distributions. (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer.s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a .qualified electing fund. (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our .net capital gain. and .ordinary earnings, (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a .mark-to-market election. if we are a PFIC and our common shares are .marketable stock (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our common shares.

We may be subject to currency fluctuations.

We maintain our accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations may materially affect our financial position and results.

There is a high level of share price volatility in our market.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that significant fluctuations in price will not occur.

It may be difficult or impossible to enforce civil liabilities against us.

As substantially all of our assets are located outside of Canada, and all of our directors and officers are resident outside of the United States, it may be difficult or impossible to enforce judgements granted by a court in the United States against our assets or our directors and officers residing outside of the United States.

Our directors and officers may have a conflict of interest which could cause us to enter into a transaction on less favourable terms than if no conflict existed.

Several of our directors are also directors, officers or shareholders of other companies.  Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the "BCBCA").  Our directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they many have in any project or opportunity for us.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  In order to avoid the possible conflict of interest which may arise between the directors' duties to us and their duties to the other companies on whose boards they serve, our directors and officers have agreed to the following:

(a)

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

(b)

no commissions or other extraordinary consideration will be paid to such directors and officers; and

(c)

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to us except on the same or better terms than the basis on which they are offered to third party participants.

We do not expect to pay any dividends in the foreseeable future.

We do not contemplate paying cash dividends in the foreseeable future. Future dividends will depend on our financial requirements.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

We were incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.

Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.

Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".

As part of our reorganization and change of business, we received shareholder approval at our annual meeting held on July 19th, 2005 to a consolidation of our shares and concurrent name change.  Accordingly, effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.

Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

We are publicly traded on the NEX, a division of TSX Venture Exchange under the trading symbol “DRI.H”.  We also trade on the OTC BB under the trading symbol “DRIFF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

Our head office is located at #507, 837 West Hastings Street, Vancouver, British Columbia, Canada.  Our phone number is 604.685-1017 and our fax number is 604.685-5777.  Our registered and records office and address for service is #507, 837 West Hastings Street, Vancouver, British Columbia, Canada.

Business Objectives

As a result of the disposition of our music transfer business pursuant to the Asset Purchase Agreement we are currently inactive.  We are in the process of seeking a new property or business, with a view to acquiring a natural resource property.  At the shareholders meeting held June 22nd, 2004, the shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resource properties, and authorized us to enter into one or more agreements that will result in the acquisition of one or more properties or businesses, in consideration for cash or common shares or any combination thereof at the discretion of our Board of Directors.

Business Overview

As a result of disappointing results from operations of our music transfer business through iNoize.com Software Ltd. (“iNoize”), and due to our inability to raise funds, as well as iNoize’s inability to raise funding of its own, we wrote off our interest in the Shares (as defined herein) during fiscal 2003.

Subsequently, by an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated March 30th, 2005, we sold to Mystic Development Corporation (“Mystic”) our 100% interest in 4,375,000 Class B voting common shares (the “Shares”) of iNoize.com Software Ltd. ("iNoize").  The 4,375,000 Shares represented a 46 2/3% minority interest in the outstanding shares of iNoize.  We also assigned to Mystic all of our interest in our wholly-owned subsidiary, Jackalope Audio, Inc., which owned the rights to the Jackalope website (www.jackalopeaudio.com).

iNoize was an arm’s length private company incorporated under the laws of the Province of British Columbia.  Mystic is a private company incorporated under the laws of the State of Colorado.  Anton J. Drescher, our President, is the controlling shareholder, President and sole director of Mystic and accordingly, our disposition of the Shares was a non-arm’s length transaction.

At the shareholders meeting held on June 22nd, 2004, the shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although we are actively seeking a resource property, no decision has been made to date.

Private Placements

On September 28th, 2006 we completed a non-brokered private placement of 2,200,000 units at a price of $0.19 US ($0.225 Cdn.) per unit, to raise an aggregate of $420,510 US.  Each unit consisted of one common share and one transferable share purchase warrant to purchase one additional common share, exercisable at a price of $0.25 US ($0.30 Cdn.) per share, expiring on September 27th, 2007.  We also concurrently issued an aggregate of 1,155,625 common shares to two creditors in settlement of outstanding indebtedness in the sum of $214,399 US ($260,015 Cdn.).

We did not raise any funds during the fiscal year ended January 31, 2006

Property, Plants and Equipment

Our principal executive offices and corporate offices are located in Vancouver, British Columbia where we rent approximately 800 square feet at a monthly rent of $930 US ($1,150 Cdn).  We do not have any material tangible fixed assets,

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our plans over the next twelve months consist primarily of due diligence related to acquiring a new business or asset and raising additional equity financing, if necessary.

We have sufficient working capital to meet our current cash requirements for the next twelve months, as well as additional capital to carry out due diligence in seeking the acquisition of a new business or asset.  Upon acquiring a new business or asset, we will utilize any additional capital on development of such business or asset, and for general and administrative expenses.

In the event that we do not have sufficient capital to fund the new business or asset, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

For the year ended January 31, 2007, we had a net loss of $79,383 as compared to a net loss of $79,507 for the year ended January 31, 2006.   Administrative costs for 2007 totalled $84,157 compared to administrative costs of $79,507 for the year ended January 31, 2006.

Operating Results

We incurred a net loss of $79,383 for the fiscal year ended January 31, 2007, compared to a loss of $79,507 for the fiscal year ended January 31, 2006.  There was a nominal increase in operating expenses incurred during the fiscal year ended January 31, 2007 compared with the operating expenses incurred during the fiscal year ended January 31, 2006.  The general and administrative expenses incurred during fiscal 2007 primarily consisted of consulting fees of $26,411 (2006 - $36,489), professional fees of $21,611 (2006 - $15,713), rent of $12,171 (2006 - $11,447), filing fees of $8,714 (2006 - $6,894), transfer agent fees of $5,685 (2006 - $3,240), and office and general of $8,418 (2006 - $2,808).  There were no other significant changes in other general and administrative expenses.  In view of our lack of operations, our administrative expenses are nominal as we continue to strive to maintain minimum expenditures.  Our expenses consist primarily of consulting fees, filing fees, professional fees, office and general, transfer agent fees and rent.  The professional and consulting fees relate to services required in order to maintain financial reporting and public filing requirements.

We do not anticipate receiving any revenues until such time as we are successful in acquiring a new business or asset and such business or asset is developed to the extent that revenues may be generated.  We are engaged in business for profit, but cannot predict future profitability.

Liquidity and Capital Resources

We had cash and cash equivalents of $361,726 as of January 31, 2007, compared to $1,451 at January 31, 2006, representing an increase of $360,275.  We had a working capital of $357,735 as of January 31, 2007, compared to a working capital deficiency of $211,891 as of January 31, 2006.  The increase in cash on hand and resultant increase in working capital was the result of our recently completed private placement of 2,200,000 units at a price of $0.225 Cdn. per unit.

We have sufficient funds on hand to fund our current operations over the next 12 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including our ability to acquire a new business or asset, and the funding necessary to develop such business or asset to an extent that it generates revenues.

We estimate that our general and administrative expenses for the next twelve months will be approximately $80,000, which will be funded from our current working capital.  We also have additional funding in order to acquire a new business or asset.  We may require additional working capital in order to fund a new business or asset.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

During the fiscal year ended January 31, 2007 we raised an aggregate of $420,561 from a private placement of 2,200,000 units at a price of $0.19 ($0.225 Cdn.) per unit.  We did not raise any funds during the fiscal year ended January 31, 2006

Research and Development, Patents and Licences, etc.

Not applicable.

Trend Information

Not applicable.

Off-Balance Sheet Arrangements

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

Not applicable.

Safe Harbor

Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Anton J. Drescher (1)	Director, CEO and President	50	December 1998
Gerhard Drescher (1)	Director	44	July 7, 2000
Rowland Perkins (1)	Director	52	January 21, 2005
Donna M. Moroney	Corporate Secretary and CFO	47	December 20, 2004

(1)

Member of Audit Committee

Anton Drescher and Gerhard Drescher, both directors, are brothers.  There is no other family relationship between any of the above named directors or officers.

Anton (Tony) J. Drescher has served as director since December 1998 and was appointed as President and Chief Executive Officer in December 2004.  During the past 5 years to present, Mr. Drescher has provided administrative and consulting services in his capacity as President and a director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada since 1978.  Mr. Drescher also currently serves as a director and/or officer of the following TSX listed companies: International Tower Hill Mines Ltd. and USA Video Interactive Corp.  He also serves as a director of Ravencrest Resources Inc., a public company reporting in British Columbia.  Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974.  He also obtained his Certified Management Accountant's designation in October 1981.

Gerhard (Gary) Jakob Drescher has been a director since July 7, 2000.  Since 1989 Mr. Drescher has been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm.

Rowland Perkins has been a director since January 2005.  Mr. Perkins is also a director of USA Video Interactive Corp., Waymar Resources Ltd. and International Tower Hill Mines Ltd., all of which are TSX listed companies.  He has been President and a director of eBackup Inc., of Calgary, Alberta, since 2001.  He was previously The Alberta Regional Manager of Securitinet Storage Solutions from 1999 to 2001, Vice-President of Simul Corp. from 1997 to 1999 and President of Franchise Network from 1994 to 1997.

Donna M. Moroney has been our Corporate Secretary since January 2005.  Ms. Moroney has been a self-employed consultant, providing regulatory compliance and corporate secretary services to public companies since 1992 and has been an instructor of corporate/securities law for paralegals.  Ms. Moroney serves as Corporate Secretary of the following TSX listed companies:  Waymar Resources Ltd. and Greenshield Resources Limited.  She also serves as Corporate Secretary of Ravencrest Resources Inc., a public company reporting in British Columbia.

Conflicts of Interest

There are no existing or potential conflicts of interest among our directors, officers or promoters as a result of their outside business interests with the exception that certain of our directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the company and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of our directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where we are conducting our operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which place us in a worse position than if no conflict existed.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  We have no specific internal policy governing conflicts of interest.

The following table identifies, as of May 23, 2007, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	USA Video Interactive Corp. International Tower Hill Mines Ltd. Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural Resource	CFO, Sec & Dir Director CEO, Pres & Dir.
Rowland Perkins	USA Video Interactive Corp. Waymar Resources Ltd. International Tower Hill Mines Ltd.	Video-on-Demand Natural resource	Director Director
Donna M. Moroney	Waymar Resources Ltd. Ravencrest Resources Inc. Greenshield Explorations Limited	Natural resource Natural resource Natural resource	Corp. Sec. Corp. Sec. Corp. Sec

Executive Compensation

The following table sets out compensation information for the fiscal years ended January 31, 2007, January 31, 2006 and January 31, 2005 for our directors and members of our administrative, supervisory or management bodies.

Long Term Compensation
	Summary Compensation Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation	Restricted Stock Award(s)	Securities Underlying Options/SARs (#)	LTIP Payouts	All Other Compen-sation
		$	$	$	$	$	$	$
Drescher, Anton J. CEO, President & Director	2006 2005 2004	-0- -0- -0-	-0- -0- -0-	(1) 28,964 (1) 25,970 (1) 23,878	-0- -0- -0-	--0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Drescher, Gerhard J. Director	2006 2005 2004	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Perkins, Rowland Director	2006-2005	-0- -0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)

Represents consulting fees paid to Mr. Drescher through Harbour Pacific Capital Corp., a consulting firm wholly-owned by him, for management services.  The services include financial record keeping, secretarial and receptionist duties.  It also includes bookkeeping fees of $3,028 for the year ended January 31, 2006 ($2,818 for 2005; and $3,478 for 2004).

Long Term Incentive Awards

We do not have any long term incentive plan awards defined as "any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

Option/Stock Appreciation Right (“SAR”) Grants and Repricings

During the Most Recently Completed Financial Year

During the financial year ended January 31, 2007 no option grants were made to our executive officers.

Aggregated Option Exercises During the Most Recently Completed

Financial year and Finacial year-End Option/SAR Values

No stock options were exercised during the fiscal year ended January 31, 2007 and no stock options were outstanding as of the year ended January 31, 2007.

Pension Plan

We do not provide retirement benefits for our directors or executive officers.

Director Compensation

Cash Compensation

We do not compensate our directors in their capacities as such, although our directors are reimbursed for their expenses incurred in connection with their services as directors.

Non-Cash Compensation

No stock options were granted by us during the financial year ended January 31, 2007 to our directors who are not executive officers.

No stock options were exercised during the fiscal year ended January 31, 2007 by our directors who are not executive officers.

Board Practices

Our Board of Directors is elected at the annual general meetings of our shareholders.  Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia).

Audit Committee

Anton J. Drescher

Gerhard J. Drescher

Rowland Perkins

At their first meeting following each annual general meeting, the directors must elect an audit committee consisting of no fewer than three directors, of whom a majority must not be officers or employees, to hold office until the next annual general meeting.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

We adopted an Audit Committee Charter, a copy of which was attached to our Proxy Statement dated June 16th, 2005.

Employees

We do not currently have any employees.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs administrative services on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Share Ownership

The following table sets out the number of shares held by our directors and members of our administrative, supervisory or management bodies as of May 23, 2007 and percentage of those shares outstanding of that class.

Name (1)	Common Shares Owned (2)	Percentage of Class
Anton J. Drescher	1,245,221	26.96%
Rowland Perkins (3)	25,000	0.54%
Gerhard J. Drescher (3)	25,000	0.54%
Donna M. Moroney (5)	50,000	1.08%
All Executive Officers and Directors as a Group (three persons)	1,345,221	29.12%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)

The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Of the shares owned by Mr. Perkins, 12,500 common shares are represented by share purchase warrants.

(4)

Of the shares owned by Gerhard Drescher, 12,500 common shares are represented by share purchase warrants.

(5)

Of the shares owned by Donna Moroney, 25,000 common shares are represented by share purchase warrants.

Options and Other Rights to Purchase Securities

We are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, senior officers and key employees and consultants at prices set in accordance with the policies of the TSX Venture Exchange pursuant to our 2006 Stock Option Plan.  Pursuant to the policies of the TSX Venture Exchange, we must seek shareholder approval to our plan at each annual meeting.  Options are typically exercisable for a period of up to 5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the company. As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.  A copy of the 2006 Stock Option Plan is attached to this Form 20-F as Exhibit 99.1.

Warrants

As of May 23, 2007, the following transferable common share purchase warrants were outstanding:

(a)

2,200,000 warrants to purchase up to 2,200,000 common shares at a price of $0.30 per share, exercisable on or before September 27, 2007, issued as part of a non-brokered private placement of 2,200,000 units issued at a price of $0.225 per unit;

As of May 23, 2007, our directors and officers, as a group (4 persons), held warrants to purchase an aggregate of 50,000 common shares.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by our directors and senior officers as a group is 1,345,221 common shares, representing 28.82% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of May 23, 2007, to the knowledge of our management, the following is the only person who beneficially owns 5% or more of our issued and outstanding common stock:

Title of Class of Security	Name of Stockholder	Number of Shares Owned	Percentage of Outstanding Common Shares
Common Shares	Anton J. Drescher	1,245,221	26.96%

As of May 23, 2007, there were approximately 272 registered and non-registered holders of record of our common shares.  Approximately 245 registered and non-registered holders of record are resident in the United States.

Control by Foreign Government or Other Persons

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Form 20-F Annual Report, there are no arrangements known to us which may at a subsequent date result in a change of control.

Related Party Transactions

During the year ended January 31st, 2007 we paid consulting fees of $26,411 (2006: $25,936) and professional fees of $9,876 (2006: $3,028) to our directors, officer and a company controlled by directors as follows:

Included in accounts payable at January 31, 2007 is $1,216 (2006:  $1,338) with respect to fees and expenses due to directors and companies controlled by directors.

During the year ended January 31, 2007, we settled debt owing to a director totalling $214,399 by issuing 1,122,132 common shares at $0.19 (Cdn. $0.225) per share.

It is the opinion of management that the terms of these transactions are favourable to us and in our best interest.  Management also believes that we could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

In September 2006 we completed a non-brokered private placement of 2,200,000 units at a price of $0.19 ($0.225 Cdn.) per unit for gross proceeds of $420,561 ($495,000 Cdn.).  Each unit consisted of one common share and one transferable common share purchase warrant.  Each warrant entitles the holder, on exercise, to purchase one additional common at a price of $0.25 ($0.30 Cdn.) until September 27, 2007.  Two directors and an officer purchased an aggregate of 50,000 units

With the exception of the above noted related party transactions, there are no material interests, direct or indirect, of our directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 5% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since January 31, 2006 or in any proposed transaction which has materially affected or will materially affect us.

Indebtedness of Directors, Officers, Promoters and Other Management

During the fiscal years ended January 31, 2007, 2006, 2005, none of the following were indebted to us:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individuals' family;

(d)

key management personnel and close members of such individuals' families; or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See our audited consolidated financial statements for the fiscal year ended January 31, 2007 attached hereto.

We are not aware of any current or pending material legal or arbitration proceeding to which we are or are likely to be a party or of which any of our properties are or are likely to be the subject.

We are not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to us or our subsidiaries or has a material interest adverse to us.

We have not declared or paid any cash dividends on our capital stock.  We do not currently expect to pay cash dividends in the foreseeable future.

Significant Changes

In August 2006 we continued our incorporation from Wyoming into British Columbia.  As a result we met the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the Securities Exchange of 1934 (the “Exchange Act”).  As such, in lieu of filing as a domestic issuer under Section 13 or 15(d) the Exchange Act, we commenced filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  As a result, we are no longer required to file a Form 10-KSB for our year end or a Form 10-Q for each interim quarter.  As a reporting issuer in British Columbia and Alberta, we will continue to file audited and interim financial statements and related MD&A’s on SEDAR and copies will be filed on EDGAR.  As a foreign private issuer we will file a Form 20-F with the SEC annually.

On April 10th, 2007, the TSX announced that our CUSIP number was changed to 258128 10 to reflect the correct country code as a result of the redomiciling.

There have been no other significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements, other than as discussed in this Form 20-F Annual Report.

Legal Proceedings

None.

ITEM 9.    THE OFFER AND LISTING

Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the NEX:

Year	High	Low
2007	$ 0.99	$ 0.30
2006	0.48	0.22
2005	0.64	0.22
2004	0.48	0.16
2003	0.24	0.24

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the NEX:

Quarter Ended	High	Low
January 31, 2007	$ 0.99	$ 0.70
October 31, 2006	0.99	0.495
July 31, 2006	0.50	0.37
April 30, 2006	0.50	0.29
January 31, 2006	0.36	0.29
October 31, 2005	0.36	0.27
July 31, 2005	0.29	0.22
April 30, 2005	0.48	0.24

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the NEX:

Month	High	Low
April 2007 *	$ 1.08	$ 0.70
March 2007	0.85	0.71
February 2007	0.71	0.71
January 2007	0.95	0.95
December 2006	0.98	0.78
November 2006	0.99	0.70

*  No trades - prices listed are bid and ask prices.

As of May 23rd, 2007, there were 4,618,187 shares of our common stock (without par value) issued and outstanding.  Our stockholder list as provided by Pacific Corporate Trust Company, our registrar and transfer agent, indicated that we had 272 registered stockholders owning our common stock, of which 245 (90.07%) of these registered stockholders are residents of the United States, owning 866,492 (18.76%) of the shares issued and outstanding.

Markets

Our common shares are listed on the NEX, a division of the TSX Venture Exchange, under the trading symbol “DRI.H.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We are also quoted on OTC Pink Sheets Electronic Quotation under the trading symbol “DRIFF”.

As a foreign private issuer, we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10.    ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.  A copy of the Continuation Application and Notice of Articles is attached as Exhibit 1.21 to this Form 20-F Annual Report.  Our new form of Articles, as approved by our shareholders at our annual meeting held on August 9th, 2006 (adjourned from July 17th, 2006), were adopted on the date of continuation.  A copy of the new form of Articles are attached as Exhibit 1.22 to this Form 20-F Annual Report.

Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our Notice of Articles or Articles, neither of which contain any restriction on the business we may conduct.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter.  Our Notice of Articles and Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity.  Hence, directors can vote compensation to themselves or any of their members.  The board of directors has an unlimited power to borrow, issue debt obligations and to charge our assets, provided only that such power is exercised bona fide and in our best interests.  There is no mandatory retirement age for directors. A director is not required to have any share qualification.

We have only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors.  A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation.  Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors.  Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the Business Corporations Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.  Shareholders representing 10% of our issued shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting.  The Board may call an extraordinary general meeting at any time.  Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute.  A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition.  Admission to such meetings is open to registered shareholders and their duly appointed proxies.  Others may be admitted subject to the pleasure of the meeting.

Our Notice of Articles and Articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our shares.  There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our Notice of Articles and Articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level.  Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia and in the United States, where we are a reporting company, require any person holding or having control of more than 10% of our issued shares to file insider returns disclosing such share holdings.

Material Contracts

We have entered into the following material contracts during the previous two years:

1.

We entered into an Asset Purchase Agreement dated March 30th, 2005, whereby we sold to Mystic Development Corporation our 100% interest in 4,375,000 Class B voting common shares of iNoize Software Ltd.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

Taxation

The following is a summary of the material anticipated tax consequences of an investment by an investor not resident in Canada, under Canadian tax laws.

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with us, are not "financial institutions" as defined in the Income Tax Act (Canada), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.  The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

Dividends on our Common Shares

Under the Income Tax Act, amounts paid or credited on account or instead of payment of, or in satisfaction of, dividends, including stock dividends, to holders of our common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend.  The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-U.S. Income Tax Treaty, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" or "fixed base" in Canada, and is considered to be a resident of the United States under the Canada-U.S. Income Tax Treaty, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the amount of the dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the amount of the dividends.  Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Income Tax Treaty, will not have to pay the Canadian withholding tax.

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Treaty.  A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a prescribed stock exchange within the meaning of the Income Tax Act on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition.  Where a common share is taxable Canadian property to a U.S. resident holder, the Canada-U.S. Income Tax Treaty will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada.  This relief under the Canada-U.S. Income Tax Treaty may not be available to a U.S. resident holder who had a "permanent establishment" or "fixed base" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment or fixed base.

Under the Income Tax Act, the disposition of a common share by a holder may occur in a number of circumstances including on a sale or gift of the share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the common shares.

All non-Canadian stockholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.  The purchaser is obligated to withhold 33 1/3% of the gross proceeds on the acquisition of the common shares from a non-Canadian stockholder except to the extent of the certificate limit on a clearance certificate obtained by the stockholder under Section 116 of the Income Tax Act.

A Section 116 clearance certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada.  If the non-Canadian stockholder does not provide a Section 116 clearance certificate to the purchaser, then the purchaser will be required to withhold and remit to the Canada Customs and Revenue Agency 33 1/3% of the proceeds on account of the non-Canadian stockholder's tax obligation, on or before the end of the month following the date of sale.  The stockholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Repurchase of Common Shares

If we repurchase our common shares from a holder of our common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of our common shares.  The paid-up capital of our common shares may be less than the holder's cost of its common shares.  The tax treatment of any dividend received by a holder of our common shares has been described above under "Dividends on Our Common Shares."

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under "Disposition of the Company’s Common Shares."

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. citizen or resident (“U.S. Taxpayer”) under U.S. tax laws.  The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of U.S. federal income tax considerations assumes that the holders of common shares hold their common shares for investment, deal at arms length with us, do not use or hold their common shares in, or in the course of, carrying on a business such as a dealer in securities, and own less than 10% of our shares.  The discussion of U.S. federal income tax considerations is based on the current provisions of the Internal Revenue Code of 1986 (“Code”), the Treasury Department Regulations under the Code, the current administrative pronouncements of the Internal Revenue Service, and court decisions which are currently applicable.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

General Rules of U.S. Taxation

Except as discussed below in the section on passive foreign investment companies, the mere acquisition and holding of our shares is not a U.S. taxable event.  Major U.S. taxable events are the receipt of dividends on our shares, the sale or exchange of common shares and the purchase of common shares by us.

Dividends

Dividends paid on common shares to U.S. Taxpayers will be subject to U.S. federal income tax as ordinary income.  U.S. Taxpayers can reduce U.S. tax on dividends by claiming a foreign tax credit for Canadian and any other foreign taxes incurred on such dividends.  The amount of foreign tax credit allowed is generally the lower of the foreign taxes incurred or the amount of U.S. federal income tax imposed on the dividend.  Unused foreign tax credits can be carried back two years and carried forward five years to reduce U.S. tax on similar foreign source income.  U.S. taxpayers can forego foreign tax credits on foreign taxes and instead take a deduction for foreign taxes in computing taxable income.  For individuals, such a deduction constitutes an itemized deduction.

Sell or Exchange of Common Shares to Third Parties

The sale or exchange of common shares to third parties (“Sale”) produces capital gain income or loss equal to the difference between the proceeds received on Sale and the original purchase cost to the holder of the shares.  Capital gain will be classified and taxed in one of three ways –

Sale of stock held for less than a year will produce short-term capital gain that is taxed as ordinary income except to the extent reduced by other capital losses or capital loss carry forwards.  Gain from the Sale of shares held more than one year will constitute long-term capital gain, except to the extent reduced by other capital losses and capital loss carryovers.  Long-term capital gains are taxed to individuals at a separate 20% tax rate, or for individuals in very low tax brackets, at a special 10% tax rate.  Corporations pay tax at ordinary income rates on long-term capital gains.  The special long-term capital gain tax rate for individuals is reduced to 18% for shares purchased after January 1, 2001 and held for more than five years, and for similarly situated low bracketed taxpayers the capital gain rate is reduced to 8%.  Credits or deductions for foreign taxes incurred on such Sales can be used to reduce U.S. income tax on capital gains in a manner similar to that discussed in the dividend section.  Capital losses are generally deductible only against capital gains.  Individual U.S. taxpayers may deduct against ordinary income $3,000 per year of any unused capital losses or capital loss carryovers.  An individual may carry forward indefinitely any capital losses not deducted in the year incurred.  A corporation may carry back capital losses three years and carry forward capital losses five years.  Any corporate capital losses not used during the carry back and carry forward years expires.

Repurchase of Common Shares

If we repurchase the entire shareholdings of a holder of our common shares in a single transaction, the transaction will be taxed as a Sale in the same manner as described above for sales and exchanges to third parties.  Complex attribution rules apply in determining whether a transaction involves the entire shareholdings of a holder.  If we repurchase less than the entire holdings of a holder of our common shares, complicated rules determine whether or not the transaction will be taxed as a sale or exchange or as a dividend from us.  Holders of common shares in these situations should consult their own tax advisors to determine how the transaction should be treated for U.S. tax purposes.

Passive Foreign Investment Company Considerations

It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test.

A non-U.S. corporation satisfies the PFIC asset test if 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  Mineral property held for the production of royalty income is held for the production of passive income.  Mineral property held for the active development and extinction of mineral deposits is not held for the production of passive income.  Because we have not yet committed to the method of realizing profit from mineral discoveries, application of the asset test is problematic.

A non-U.S. corporation satisfies the PFIC income test if 75% or more of its gross income is passive income.  Interest income and gains from the sale of marketable securities generally constitutes passive income.  Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test.  We have had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future.  Thus, it is highly likely that we will satisfy the gross income test and be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock.  Such shareholders can elect to be taxed under either the Market to Market Regime or under the Qualified Electing Fund (“QEF”) Regime.  Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, shares are considered PFIC stock in the first year that the Company becomes a PFIC with respect to that particular holder and all subsequent years.  Actual distributions from us are classified as regular distributions or excess distributions.  An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years.  All gain recognized on the disposition of shares considered PFIC stock are classified as excess distributions.  Total excess distributions for any year are allocated ratably over all the days during which the holder held the shares.  Amounts allocated to prior years during which we were a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated.  This special tax, known as the Deferred Tax Amount, is added to the holder’s regular tax liability.  All other portions of the excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above.  Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions.  Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credit carry forwards.  Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which we qualify as a PFIC while our shares are held by such holder.  We must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election.  Under a QEF election, the holder must include in its taxable income its pro rata share of our earnings and profits divided into ordinary income and net capital gain.  Actual distributions from us paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital.  Under the QEF election, a holder’s basis in the Company stock is increased by any amount included in the holder’s income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital.  Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

A holder electing to be taxed under the QEF Regime may make a further election to defer paying taxes due under the QEF Regime until actual distributions are made from the PFIC to the holder.  Interest will be charged on such deferred tax liability until the liability is actually paid at the normal rate for underpayments of tax.

U.S. Taxpayers holding shares can also avoid the Excess Distribution Regime by electing to be taxed under the Market to Market Regime as long as the shares are publicly traded.  Under the Market to Market Regime, a holder includes in taxable income an amount equal to the appreciation of the stock for the taxable year.  A deduction for losses is allowed equal to the lesser of the loss incurred on the stock in the taxable year or the amount of the unreversed prior inclusions with respect to the same stock.  Such gains and losses are treated as ordinary.  Basis in shares is adjusted for such income and loss recognitions.  Gain and most loss on sale of shares is ordinary rather than capital.

Use of PFIC shares as security for a loan constitutes a disposition of the shares for tax purposes.  Holders are advised to consult their own personal tax advisors before entering into such transactions.

Holders of 10% or More of Company Stock

U.S. Taxpayers holding, directly or indirectly, 10% or more of our stock may be subject to other overlapping special rules of U.S. taxation involving foreign stock that may supplement and/or supercede the PFIC rules.  Complex attribution rules exist for determining direct and indirect ownership of shares.  Holders of our shares in these situations should consult their own tax advisors about these more complicated situations.

Foreign Investment Company Considerations

It is currently unlikely but possible that we may be classified as a foreign investment company for U.S. federal income tax purposes.  A foreign investment company includes any foreign corporation engaged primarily in the business of investing, reinvesting or trading in securities or commodities, including a fractional undivided interest in oil, gas or other mineral rights, at a time when 50% or more of the total combined voting power of all classes of stock entitled to vote or the total value of all classes of stock are held directly or indirectly by U.S. Taxpayers.  It is difficult to predict whether our mineral activities will be mere holding and investing as opposed to actual development activities at a time when, if ever, U.S. Taxpayer holders acquire the requisite percentage ownership of our company.  The PFIC rules overlap with, and to a great extent, supercede the foreign investment company U.S. tax rules.  Holders should consult their own tax advisors when and if we ever become a foreign investment company to determine how to reconcile the PFIC and foreign investment company rules in determining their own tax situations.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Our auditors for our financial statements for each of the preceding three years was Amisano Hanson, Chartered Accountants, of #604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, Canada.   Their audit report for the fiscal years ended January 31, 2007 and 2006 are included with the related financial statements in this Form 20-F Annual Report statement with their consent.

Documents on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 507, 837 West Hastings Street, Vancouver, B.C., V6C 3N6.

We filed a registration statement on Form 10SB-12G with the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-33299) on May 3rd, 2002, which became effective July 3rd, 2002.  The registration statement contains exhibits and schedules.  Any statement in this annual report about any of our contracts or other documents is not necessarily complete.  If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report.  The exhibits must be reviewed by themselves for a complete description of the contract or documents.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have no material modifications to the rights of security holders since the adoption of new Articles in 2006.

Use of Proceeds

Not applicable

ITEM 15.      CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").  Based on such evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Our disclosure controls and procedures ensure that material information is directed to the appropriate parties in a timely manner and are effective to ensure that such information is reported to our management, and, in particular, provided to our CEO and CFO, in order to allow sufficient time in which to include such information in this report.

There have been no significant changes in our internal controls or the occurrence of events or other factors that could significantly affect these controls subsequent to the Date of Evaluation.  There have not been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that we shall have at least one audit committee financial expert (as defined in Item 16A of Form 20-F).  Anton J. Drescher is a Certified Management Accountant.  Rowland Perkins and Gerhard Drescher have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.

ITEM 16B.       CODE OF ETHICS

We have adopted a Code of Ethics, effective April 2004 (the “Code”).  A copy of the Code is attached as Exhibit 99.2 to this Form 20-F Annual Report.  Any person may obtain without charge, upon written request, a copy of such Code of Ethics by contacting our Corporate Secretary at #507, 837 West Hastings Street, Vancouver, BC, V6C 3N6.

Our Code sets out the conduct expected of all of our directors officers and employees, a summary of which is set forth below.

Every employee, officer and director has the responsibility to obey the law and act ethically.  Business decisions must be made in our best interest of Quest and not motivated by personal interest or gain so all employees, officers and directors must avoid any actual or perceived conflict of interest.

Employees, officers and directors are prohibited from taking for themselves personally opportunities that properly belong to us or are discovered through the use of corporate property, information or position; from using corporate property, information or position for personal gain; and competing with us.  Employees, officers and directors owe a duty to us to advance our legitimate interests when the opportunity to do so arises.

Employees, officers and directors must comply fully with all applicable federal, state and local laws, rules and regulations that govern our business conduct, (including, without limitation, federal securities laws).

All employees, officers and directors have a duty to adhere to the Code.  Employees are encouraged to talk to supervisors, managers or other appropriate personnel about possible illegal or unethical behavior that has occurred and, when in doubt, about the best course of action in a particular situation.

No employee will be penalized for making a good-faith report of violations of the Code or other illegal or unethical conduct, nor will we tolerate retaliation of any kind against anyone who makes a good-faith report.  An employee, officer or director who submits a false report of a violation, however, will be subject to disciplinary action.

Our Corporate Secretary will be responsible for making sure that appropriate investigations of all reports of violations are conducted.  No employee, officer or director should investigate a violation on her/her own.  If the result of an investigation indicates that corrective action is required, we will decide what steps to take, including, when appropriate, legal proceedings and disciplinary action up to and including termination, to rectify the problem and avoid the likelihood of its recurrence.

Employees, officers and directors must maintain the confidentiality of all information entrusted to them by us, our customers or suppliers, or others with whom we may conduct business, except when disclosure of such information is authorized or legally mandated.

All inquiries regarding our business from non-employees, such as financial analysts and journalists, should be directed to the Corporate Secretary.  We will co-operate with every reasonable request of government investigators for information.  At the same time, Quest is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including legal representation.

All employees, officers and directors must protect our assets and ensure their efficient use.  Such assets include, without limitation, intellectual property such as our name, logos, trademarks, patents, copyrights, confidential information, ideas, plans and strategies.

Each employee, officer and director must endeavor to deal fairly and in good faith with our customers, suppliers, competitors, shareholders and employees.  No employee, officer or director shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

Our policy is to select, place and work with all our employees and officers without discrimination based on race, color, national origin, gender, age, religion, disability, veteran’s status, or actual or perceived sexual orientation.  We firmly believes in equal opportunity.

It is the responsibility of each of employee, officer and director to help us provide a work atmosphere free of harassing, abusive, disrespectful, disorderly, disruptive or other non-professional conduct.  Sexual harassment in any form, verbal or physical, by any employee, officer or director will not be tolerated.  A violation of this policy will be treated with appropriate discipline, up to and including termination.

Employees who desire employment unrelated to their work with us must carefully avoid conflicts regarding employment transactions, hours of work or any other potential issue, which may interfere with his/her activities with us.  Employees must bear in mind that their commitment to us should be their first responsibility.  Before an employee actually obtains outside employment, he/she must request permission in writing from a supervisor.  Employees who fail to obtain prior written permission are subject to dismissal.  Permission will not be granted for employment with a competitive company or corporation.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by Amisano Hanson, Chartered Accountants, for the audit of our annual financial statements for the years ended January 31, 2007 and 2006 and fees billed for other services rendered by Amisano Hanson, Chartered Accountants, during those periods.

Year ended January 31	2007	2006
Audit fees	$10,676	$ 8,864
Audit-related fees	$ 0	$ 0
Tax fees	$ 0	$ 0
All other fees (1)	$ 2,515	$ 4,344
Total	$13,191	$12,620

(1)

Other fees consist primarily of the aggregate fees billed for professional services rendered by Amisano Hanson, Chartered Accountants, related to reviews of our unaudited quarterly financial statements.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.    PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Auditors’ Report dated March 27th, 2007.

Balance Sheet at January 31, 2007 and January 31, 2006.

Statement of Operations and Deficit for the years ended January 31, 2007 and January 31, 2006 and for the period of February 1, 1997 (Date of Inception) to January 31, 2007.

Statement of Cash Flows for the years ended January 31, 2007 and January 31, 2006 and for the period of February 1, 1997 (Date of Inception) to January 31, 2007.

Statement of Stockholders Equity (Deficiency) for the period ended January 31, 1982 to January 31, 2007.

Notes to the Consolidated Financial Statements for the years ended January 31, 2007 and January 31, 2006.

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

1.1*

Certificate of Incorporation dated May 26, 1981.

1.2*

Memorandum filed with the British Columbia Registrar of Companies (the "Registrar") on May 26th, 1981.

1.3*

Articles of Incorporation of the Issuer dated May 26, 1981.

1.4*

Special Resolution dated September 1, 1981 approving change of name from Force Energy Ltd. to Force Resources Ltd.

1.5*

Certificate of Change of Name from Registrar dated September 10, 1981 changing name from Force Energy Ltd. to Force Resources Ltd.

1.6*

Special Resolution dated November 29, 1994 approving change of name from Force Resources Ltd. to Force Technologies Inc.

1.7*

Certificate of Change of Name from Registrar dated December 1, 1994 changing name from Force Resources Ltd. to Force Technologies Inc.

1.8*

Special Resolution dated September 25, 1997 approving change of name from Force Technologies Inc. to Glassmaster Industries Inc.

1.9*

Certificate of Change of Name from Registrar dated October 31, 1997 changing name from Force Technologies Inc. to Glassmaster Industries Inc.

1.10*

Special Resolution dated September 25, 1997 approving a subdivision of the share capital on a one for two basis.

1.11*

Application for Certificate of Registration and Articles of Continuance into the State of Wyoming filed April 24, 1998.

1.12*

Articles of Incorporation and Articles of Continuance of incorporation from British Columbia to Wyoming dated April 24, 1998 from Secretary of State for Wyoming.

1.13*

Articles of Correction filed January 7, 1999 changing authorized share capital from 50,000,000 to 100,000,000.

1.14*

Articles of Amendment (by Shareholders) filed January 20, 2000 changing name from Glassmaster Industries Inc. to Interlink Systems Inc. and ten for one reverse stock split.

1.15*

Articles of Amendment (by Shareholders) dated January 20, 2000.

1.16*

Articles of Amendment to Articles of Incorporation filed July 28, 2000 changing name from Interlink Systems Inc. to iQuest Networks Inc.

1.17*

Articles of Amendment (by Shareholders) filed July 28, 2000 (two for one reverse stock split).

1.18*

Articles of Amendment (by Shareholders) filed July 28, 2000.

1.19*

Articles of Amendment (by Shareholders) filed October 28, 2003 regarding four for one reverse stock split and change of name from iQuest Networks Inc. to Quest Ventures Inc.

1.20*

Articles of Amendment (by Shareholders) filed April 24th, 2006 regarding two for one reverse stock split and change of name from Quest Ventures Inc. to Dorato Resources Inc.

1.21

Continuation Application and Notice of Articles filed August 21, 2006 regarding continuation of incorporation into British Columbia from Wyoming.

1.22

New form of Articles approved on August 9th, 2006.

4.1*

Amended Term Sheet dated June 1, 2000 between with iNoize.

4.2*

Subscription Agreement dated September 28, 2000 between the Issuer and iNoize whereby the Issuer purchased 2,500,000 common shares of iNoize.

4.3*

Shareholders' Agreement dated September 28, 2000 among the Issuer, iNoize and the shareholders of iNoize.

4.4*

Technology License and Website Hosting and Management Agreement dated November 15, 2000 between the Issuer and iNoize.

4.5*

Subscription Agreement dated May 25, 2001 between iNoize and the Issuer whereby the Issuer subscribed for 1,875,0900 Class B common shares of iNoize.

4.6*

2001 Stock Option Plan adopted July 20, 2001.

4.7*

License Agreement dated January 23, 2002 with Broadcast Music Inc.

4.8

Asset Purchase Agreement dated March 30th, 2005 with Mystic Development Corporation whereby we sold our interest in a 46 2/3% interest in the outstanding shares of iNoize.

8.1

Subsidiaries of the registrant:

None

31.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1

2006 Stock Option Plan

99.2

Code of Ethics

*

Incorporated by reference from our Registration Statement on Form 10SB-12G filed on May 3rd, 2002 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/

Anton J. Drescher

By:

Anton J. Drescher,

President

Date:      May 23, 2007

DORATO RESOURCES INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

January 31, 2007 and 2006

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Dorato Resources Inc.

(A Development Stage Company)

We have audited the accompanying balance sheets of Dorato Resources Inc. (A Development Stage Company) as at January 31, 2007 and 2006 and the related statements of operations, cash flows and stockholders’ equity (deficiency) for each of the years then ended and for the period from February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended and for the period from February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada	“AMISANO HANSON”
March 27, 2007	Chartered Accountants

DORATO RESOURCES INC.

(A Development Stage Company)

BALANCE SHEETS

January 31, 2007 and 2006

(Stated in US Dollars)

ASSETS	2007	2006

Current
Cash and cash equivalents	$ 361,726	$ 1,451
Amount receivable	1,055	1,820
Prepaid expenses	1,673	992

	364,454	4,263
Equipment – Note 3	803	1,950

	$ 365,257	$ 6,213

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 6,719	$ 16,240
Due to related parties – Note 6	-	193,399
Loans payable – Note 4	-	6,515

	$ 6,719	$ 216,154

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital stock – Notes 1, 4, 5 and 6
Authorized:
100,000,000 common shares without par value
Issued:
4,618,187 common shares (2006: 1,262,562 common shares)	5,853,686	5,212,211
Deficit accumulated during the development stages	(5,463,341)	(5,383,958)
Accumulated other comprehensive loss	(31,807)	(38,194)

	358,538	(209,941)

	$ 365,257	$ 6,213

Nature of Operations – Note 1

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

General and administrative expenses
Amortization of equipment	$ 1,147	$ 1,350	$ 15,825
Automobile expenses	-	-	1,672
Consulting fees – Note 6	26,411	36,849	392,764
Filing fees	8,714	6,894	52,975
Insurance	-	-	1,318
Management fees – Note 6	-	-	87,486
Office and general – Note 6	8,418	2,808	154,607
Printing	-	-	6,989
Professional fees – Note 6	21,611	15,713	250,679
Product marketing	-	-	46,315
Rent	12,171	11,447	123,791
Telephone	-	-	42,922
Transfer agent fees	5,685	3,240	35,048
Travel and entertainment	-	1,206	46,006
Website maintenance	-	-	51,311

Loss before non-operating items	$ (84,157)	$ (79,507)	$ (1,309,708)

Non-operating items
Gain on settlement of accounts payable	-	-	15,833
Equity share of loss from investment	-	-	(113,963)
Loss on write-down of investment and advances	-	-	(112,402)
Gain on sale of subsidiary	-	-	200
Interest income	4,774	-	8,354
Severance pay – Note 6	-	-	(50,000)
Loss on disposal of equipment	-	-	(4,318)

	4,774	-	(256,296)

Loss from continuing operations	$ (79,383)	$ (79,507)	$ (1,566,004)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Loss from discontinued operations	-	-	(546,870)

Net loss for the period	(79,383)	(79,507)	(2,112,874)

Other comprehensive income (loss):
Foreign currency adjustments	6,387	(11,162)	(31,807)

Comprehensive loss	$ (72,996)	$ (90,669)	$ (2,144,681)

Basic loss per share	$ (0.03)	$ (0.07)

Weighted average number of shares outstanding	2,415,721	1,262,562

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Operating Activities
Net loss for the period from continuing operations	$ (79,383)	$ (79,507)	$ (1,566,004)
Items not involving cash:
Amortization of equipment	1,147	1,350	15,825
Foreign exchange	-	-	(12,106)
Loss on disposal of equipment	-	-	4,318
Gain on settlement of accounts payable	-	-	(15,833)
Equity share of loss (income) from investment	-	-	113,963
Gain on sale of subsidiary	-	-	(200)
Loss on write-down of investment and advances	-	-	112,402
Changes in continuing operations non-cash working capital balances consist of:	-	-
Amount receivable	765	376	(25,450)
Prepaid expenses	(681)	(94)	(4,823)
Accounts payable and accrued liabilities	(9,521)	(20,083)	32,123
Advances to subsidiary	-	-	(81,556)

Net cash used in operating activities	$ (87,673)	$ (97,958)	$ (1,427,341)

Investing Activities:
Acquisition of investment	-	-	(488,424)
Due from related parties	-	-	(645,299)
Proceeds on disposal of equipment	-	-	5,210
Proceeds on sale of subsidiary	-	-	200
Purchase of capital assets	-	-	(21,064)
Repayment of (increase in) advance receivable	-	-	1,124
Repayment of notes receivable	-	-	-

Net cash used in investing activities	$ -	$ -	$ (1,148,253)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Financing Activities:
Common shares issued for cash	$ 420,561	$ -	$ 2,271,550
Due to related parties	21,000	110,068	291,877
Loans payable	-	443	6,515

Net cash provided by financing activities	441,561	110,511	2,569,942

Effect of foreign currency translation	6,387	(11,162)	(31,807)

Increase (decrease) in cash during the period from continuing operations	360,275	1,391	(37,459)

Cash flows from discontinued operations	-	-	395,272

Net increase in cash	360,275	1,391	357,813

Cash, beginning of the period	1,451	60	3,913

Cash and cash equivalents, end of the period	$ 361,726	$ 1,451	$ 361,726

Cash and cash equivalents consist of:
Cash	$17,455	$ 1,451	$17,455
Term deposits	344,271	-	344,271

	$ 361,726	$ 1,451	$ 361,726

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/cont’d

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-		-		3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294		-	287,294
Share purchase options	4,812	14.36	69,130		-	69,130
Share subdivision – 2 shares for 1 share	-		-		-
Issued for cash:
Private placement	15,625	11.49	179,559		-	179,559
Net loss for year	-		-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-		-	-	(12,347)	(12,347)

…/cont’d

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)	-	(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	89,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-		399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/cont’d

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Issued for cash:
Private placement	125,000	2.00	247,316	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	98,106
Escrow cancellation	(938)		-	-	-	-
Net loss for the year	-		-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211	(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	(5,383,958)	(38,194)	(209,941)
Private placement	2,200,000	0.19	420,561	-	-	420,561
Debt settlements	1,155,625	0.19	220,914	-	-	220,914
Net loss for the year	-		-	(79,383)	-	(79,383)
Other comprehensive income for the year	-		-	-	6,387	6,387

Balance, January 31, 2007	4,618,187		$ 5,853,686	$ (5,463,341)	$ (31,807)	$ 358,538

*

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital     (Note 1).

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2007 and 2006

(Stated in U.S. Dollars)

Note 1

Nature of Operations

Dorato Resources Inc. (the “Company”) is a public company in the development stage and is listed on the NEX Board of the TSX Venture Exchange.  During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus of developing its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although the Company is actively seeking a resource property, no decision has been made to date.

Dorato Resources Inc.’s corporate jurisdiction is the Province of British Columbia.  The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd.  On September 10, 1981 the Company changed its name to Force Resources Ltd.  On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis.  On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis.  On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming, United States of America.  On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.  On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis.  On October 28, 2003, the Company changed its name to Quest Ventures Inc. and consolidated its common shares on a four old for one new basis.  On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. (“Glassmaster”) in the State of Nevada, United States of America.  On January 15, 2001, the Company sold 100% of its interest in Glassmaster.  On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.  On March 31, 2005, the Company sold 100% of its interest in Jackalope Audio Inc.  On April 24, 2006, the Company changed its name to Dorato Resources Inc. and consolidated its common shares on two old shares for one new basis.

On August 21, 2006, the Company continued its corporate jurisdiction from the State of Wyoming into the Province of British Columbia.  As a result of the Company’s continuation of its incorporation from Wyoming into British Columbia and as it meets the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the United States Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing in the United States of America as a domestic issuer under Section 13 or 15(d) the Exchange Act, the Company will now be filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  The Company files in Canada as a Securities and Exchange issuer in accordance with National Instrument 52-107, Part 4.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“FAS”) No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2007, the period in which the Company has undertaken a new development stage activity.

Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a major financial institution that are readily convertible to cash with maturities of three months or less.

Equipment and Amortization

Equipment consists of office equipment and is recorded at cost.  The Company provides for amortization using the declining balance method at the rate of 20% per annum.

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognised in the period it is determined.

Note 2

Summary of Significant Accounting Policies – (cont’d)

Foreign Currency Translation

The Company translates amounts into the functional currency, Canadian dollars, and the reporting currency, United States dollars in accordance with FAS No. 52. “Foreign Currency Translation.”  At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate which may give rise to a translation adjustment which is reported as a component of other comprehensive income in the equity section of the balance sheet.

Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses on transactions denominated in currencies other than the functional currency are included in the determination of net income (loss) for the period.

Website Maintenance

Website maintenance costs are expensed as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to FAS No. 109 "Accounting for Income Taxes”.  Under the assets and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss per Share

The Company reports basic loss per share in accordance with FAS No. 128, “Earnings per Share”.  Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase.  Diluted loss per share has not been provided as it would be antidilutive.

Note 2

Summary of Significant Accounting Policies – (cont’d)

Financial Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.  Due to related parties and loans payable also approximate fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Loss

FAS No. 130 “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements.  Comprehensive loss includes foreign currency translation adjustments.  Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Note 3

Equipment

2007
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 11,803	$ 803

2006
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 10,656	$ 1,950

Note 4

Loans Payable

During the year ended January 31, 2007, the Company settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (CDN$0.225) per share.

Note 5

Capital Stock – Notes 4 and 6

On September 26, 2006, the Company issued 2,200,000 units of $0.19 (CDN$0.225) per unit for total proceeds of $420,561.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder the right to purchase one common share of the Company at $0.25 (CDN$0.30) per share. These warrants expire on September 27, 2007.

Note 6

Related Party Transactions

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

			February 1,
			1997 (Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Consulting fees	$ 26,411	$ 25,936	$ 345,297
Management fees	-	-	87,486
Office and general	-	-	5,387
Professional fees	9,876	3,028	50,679
Severance pay	-	-	50,000

	$ 36,287	$ 28,964	$ 538,849

Included in accounts payable at January 31, 2007 is $1,216 (2006:  $1,338) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Due to related parties consist of advances from a director of the Company.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.  During the year ended January 31, 2007, the Company settled this debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (CDN$0.225) per share.

Note 7

Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets:

	2007	2006

Deferred tax assets
Net operating loss carryforward	$ 457,961	$ 435,281

Gross deferred tax assets	$ 457,961	$ 435,281
Valuation allowance for deferred tax asset	(457,961)	(435,281)

	$ -	$ -

Note 7

Deferred Tax Assets – (cont’d)

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is more likely-than-not to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry, due to sustained losses from operations.  Management believes that it is more likely-than-not that the carryforwards will expire and will not be realized from future operations.

Note 8

Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss.  At January 31, 2007, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $1,346,710 the potential tax benefit of which has not been recorded in the financial statements.

Note 9

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

Note 9

New Accounting Standards – (cont’d)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FAS Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  FAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of FAS No. 159 might have on its financial position or results of operations.

Note 10

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows:

a)

During the year ended January 31, 2007, the Company settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (CDN$0.225) per share (Note 4).

b)

During the year ended January 31, 2007, the Company settled the debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (CDN$0.225) per share (Note 6).

These transactions were excluded from the statements of cash flows.