Form 20-F
period 2008-01-31
DORATO RESOURCES INC
filed 2008-08-01
CIK 1126932

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended     January 31, 2008

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

Anton J. Drescher,

#507, 837 West Hastings Street, Vancouver, BC V6C 3N6, Tel: (604) 685-1017  Fax (604) 685-5777

(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

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

Title of Each Class	Outstanding at January 31, 2008

Common Shares, no par value	6,818,187

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

Yes: [   ]     No: [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: [   ]      Accelerated filer: [   ]      Non-accelerated filer: [√ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued By the International Accounting Standards Board	☐	Other	☑

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: [   ]     No: [√ ]

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

2

Glossary of Symbols

The following is a glossary of symbols that are used in this annual report to describe our business.

Ag	silver
As	arsenic
Au	gold
Cu	copper
Hg	mercury
Mo	molybdenum
Pb	lead
Sb	antimony
Sn	tin
W	tungsten
Zn	Zinc

Glossary of Terms

The following is a glossary of terms that are used in this annual report to describe our business.

Adit	horizontal or nearly horizontal passage driven from the surface for the working or dewatering of a mine
Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions
Anastomosing	pertaining to a network of branching and rejoining fault or vein surfaces or surface traces
Anomalous	inconsistent with or deviating from what is usual, normal or expected
Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values
Arsenopyrite	a mineral composed of iron, arsenic and sulfur
Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained
Barite	a mineral composed of barium, sulfur and oxygen
Basalt	general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene
Batholith	a granitic body made up of multiple intrusions of igneous rock
Breccia	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
Carbonates	a compound containing the acid radical CO3of carbonic acid
Chalcopyrite	a mineral composed of copper, iron and sulfur
Chlorite	a greenish, platy, mica-like mineral containing iron, magnesium, aluminum and silica
Clastic	consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin
Cretaceous	applied to the third and final period of the Mesozoic Era
Diorite

a group of plutonic rocks intermediate in composition between acidic and basic, characteristically composed of dark-colored amphibole (esp. hornblende), acid plagioclase (oligoclase, andesine), pyroxene, and sometimes a small amount of quartz

Epidote	a calcium, aluminum silica mineral, common in metamorphic rocks

Epithermal	said of a hydrothermal mineral deposit formed within about 1 km of the Earth's surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins
g/t	grams per tonne
Galena	an isometric mineral, 4[PbS]; cubic cleavage; forms cubes and octahedra, also coarse- or fine-grained masses; occurs with sphalerite in hydrothermal veins
Gneiss

a foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles in which minerals having flaky or elongate prismatic habits predominate

Gossan	an iron-bearing weathered product overlying a sulfide deposit
Graben	an elongate, relatively depressed crustal unit or block that is bounded by faults on its long sides
Grade	the concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne or ounces per short ton for precious metals
Granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
Hornfels	hard compact rock that breaks into splintery fragments
Hydrothermal

of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes

Intrusive	of or pertaining to intrusion, both the processes and the rock so formed
Leached	the part of a lode above the water table, from which some ore has been dissolved by down-filtering meteoric or spring water
Limestone

a sedimentary rock consisting chiefly (more than 50% by weight or by areal percentages under the microscope) of calcium carbonate, primarily in the form of the mineral calcite, and with or without magnesium carbonate

Mafic	pertaining to or composed dominantly of the ferromagnesian rock-forming silicates
Manganiferous	iron ores containing 5% to 10% manganese
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
Metamorphic	pertaining to the process of metamorphism or to its results
Mineralization	minerals of value occurring in rocks
Minerals	a homogeneous naturally occurring chemical substance
Phyllite	a metamorphic rock, intermediate in grade between slate and mica schist
Porphyry	a rock composed of prominent crystals
Ppb	parts per billion
Ppm	parts per million
Pyrite	a mineral composed of iron and sulfur
Quartz	any hard, gold or silver ore, as distinguished from gravel or earth
Quartz diorite	a plutonic igneous rock similar to granodiorite but with larger amounts of mafic constituents
Rhyodacite	the extrusive equivalent of granodiorite
Sampling	the gathering of specimens of ore or wall rock for appraisal of an orebody
Sandstone	a field term for any clastic rock containing individual particles that are visible to the unaided eye or slightly larger
Schist	strongly foliated crystalline rock, formed by dynamic metamorphism
Sericite	a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals
Shale	a fine-grained detrital sedimentary rock, formed by the consolidation (esp. by compression) of clay, silt, or mud

Silica	the chemically resistant dioxide of silicon; occurs naturally as five crystalline polymorphs
Silicification	the introduction of or replacement by silica
Skarn	metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation
Specularite	a black or gray variety of hematite with splendant metallic luster, often showing iridescence
Sphalerite	zinc sulphide mineral; the most common ore mineral of zinc
Stockwork	metalliferous deposit characterized by the impregnation of the mass of rock with small veins or nests irregularly grouped
Sulphide	group of minerals consisting of metals combined with sulfur; common metallic ores
Tectonic breccia	a breccia formed as a result of crustal movements, usually developed from brittle rocks
Tuft	any porous or soft stone
Vein	a tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure
Volcanics	a general collective term for extrusive igneous and pyroclastic material and rocks

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

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of and for the years ended January 31, 2008, January 31, 2007 and January 31, 2006, together with the notes thereto, which appear elsewhere in annual report.  Our consolidated financial statements as of and for the years ended January 31, 2008, January 31, 2007 and January 31, 2006 have been audited by BDO Dunwoody LLP, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in US dollars (“US$”).

	Fiscal Years Ended January 31
	2008 US $	2007 US $	2006 US $	2005 US $	2004 US $

Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	(177,657)	(84,157)	(79,507)	(60,297)	(64,861)
Loss from continuing operations	(704,614)	(79,383)	(79,507)	(61,474)	(64,852)
Net Loss	(746,731)	(79,383)	(79,507)	(61,474)	(64,852)
Loss per share	(0.13)	(0.03)	(0.07)	(0.05)	(0.03)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 5,399,532 for the year ended January 31, 2008, 2,415,721 for the year ended January 31, 2007, 1,262,562 for the year ended January 31, 2006, 2,525,124 for the year ended January 31, 2005, and 2,525,124 for the year ended January 31, 2004.

To date, we have not generated any cash flow from our activities to fund ongoing activities and cash commitments.  We have financed our operations principally through the sale of our equity securities.  We have sufficient working capital to meet our current cash requirements for the next eighteen months.

We may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to us.  In the event we are unable to raise adequate finances to fund the proposed activities, we will need to reassess our alternatives and may have to abandon one or more of our property interests as a result.

Balance Sheet Data:

	Fiscal Year Ended January 31
	2008 US $	2007 US $	2006 US $	2005 US $	2004 US $
Total Assets	5,902,330	365,257	6,213	6,454	8,474
Total Liabilities	252,178	6,719	216,154	125,726	59,848
Share capital	6,512,234	5,853,686	5,212,211	5,212,211	5,212,211
Shareholders’ Equity	5,650,152	358,538	(209,941)	(119,272)	(51,374)

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

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  Our directors consider the risks set forth below to be the most significant to potential investors in our company, but not all of the risks associated with an investment in securities of our company.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

We will have substantial capital requirements for future fiscal years.

We anticipate that we will make substantial expenditures for the acquisition, exploration, development and production of natural resources in the future.  We may have limited ability to expend the capital necessary to undertake or complete our projects or to fulfill our obligations under any applicable agreements, including without limitation, the option agreements to acquire our mineral properties.  There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us.  Future activities may require us to alter our capitalization significantly.  Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects.

Our independent auditors have expressed doubts about our ability to continue as a going concern.

The report of our independent auditors on our January 31, 2008 financial statements includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty, at this time.  We have historically satisfied our capital needs primarily by issuing equity securities.  If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover our costs.

In addition to establishing markets for our natural resources, we must also successfully market our natural resources to prospective buyers.  The marketability and price of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control.

Government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection are all factors which may affect the marketability and price of natural resources.  The exact effect of these factors cannot be accurately predicted; however, any one or a combination of these factors could result in our not receiving an adequate return for shareholders.

We face risks related to exploration and development, if warranted, of our properties.

An investment in our common shares is speculative due to the nature of our involvement in the evaluation, acquisition, exploration and, if warranted, development and production of minerals.

Mineral exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by us will result in new discoveries in commercial quantities.

While we have a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards.  Our long-term commercial success depends on our ability to fund, acquire, develop and commercially produce reserves.  No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation.  If such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.  We have no earnings records, no reserves and no production resource properties.

Our properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

Although the title to our properties under the have been reviewed by us and formal title opinions have been obtained by us, no assurances can be given that there are no title defects affecting such property.  Our properties may be subject to prior unregistered liens, agreements or transfers, native land claims or other undetected title defects.  There is no guarantee that title to our properties will not be challenged or impugned.  We will satisfy ourselves, however, that evidence of title to our properties will be adequate and acceptable by prevailing industry standards.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Our involvement in the exploration for and development of resource properties may result in our becoming subject to liability for certain risks; in particular, unexpected or unusual geological operating conditions, including rock bursts, cave ins, fires, floods, earthquakes, pollution, blow-outs, property damage, personal injury or other hazards. Although we will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to us.  The occurrence of a significant event that we are not fully insured against or the insolvency of the insurer or such event, could have a material adverse effect on our financial position, results of operations or prospects.

No assurance can be given that insurance to cover the risks to which our activities will be subject will be available at all or at economically feasible premiums.  Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to companies within the industry.  The payment of such liabilities would reduce the funds available to us.  Should we be unable to fund fully the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The mining industry is highly competitive.

We will actively compete for acquisitions, leases, licences, options, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies, many of which have significantly greater financial resources than us.

Our ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select suitable properties and to consummate transactions in a highly competitive environment.

Our failure to with environmental regulatory requirements may result in enforcement action against us.

All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and provincial and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emission of various substances produced in association with operations.  The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require us to incur costs to remedy such discharge.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of natural resources companies or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in developments of new properties.

We have no known reserves on our properties.

There can be no assurance that our future exploration and development efforts will result in the discovery and development of commercial accumulations of natural resources.

Any change in other regulatory requirements are beyond our control.

Natural resource activities may be affected in varying degrees by political and financial instability, inflation and haphazard changes in government regulations relating to this industry.  Any changes in regulations or shifts in political or financial conditions are beyond our control and may adversely affect our business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.

We are dependent upon management and key employees.

Our success will be largely dependent upon the performance of our management and key employees.  We do not have any key man insurance policies and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on us.  In assessing the risk of an investment in our shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management.  An investment in our common shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.

Mineral operations are subject to government regulations.

Our operations will require licences and permits from various governmental authorities.  There can be no assurance that we will be able to obtain all necessary licences and permits that may be required to carry out exploration and development of our projects.

We may require additional capital to meet our capital requirements for future fiscal years.

From time to time, we may require additional financing in order to carry out our acquisition, exploration, development and production activities.  Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.  If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

We may not have access to all of the supplies and materials for our exploration activities which could cause us to delay or suspend operations.

Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay our exploration and development activities.

Conflict of Interest of Management

Certain of our directors and officers are also directors and officers of other natural resource companies.  Consequently, there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers relating to our company will be made in accordance with their duties and obligations to deal fairly and in good faith with our company and such other companies.

The market price of our common shares may be subject to wide price fluctuations

The market price of our common shares may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes and other events and factors outside of our control.  In addition, stock markets from time to time have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our common shares.

We are unable to predict whether substantial amounts of common shares will be sold in the open market.  Any sales of substantial amounts of common shares in the public market or the perception that such sales might occur, could materially and adversely affect the market price of our common shares.

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

We were previously trading on the NEX as an inactive issuer.  Pursuant to our recently completed change of business and reactivation our listing was transferred from the NEX to the TSX Venture Exchange (TSX.V), effective April 25, 2008, under the trading symbol “DRI”.  We also trade on the OTC BB under the trading symbol “DRIFF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

Our head office is located at #507, 837 West Hastings Street, Vancouver, British Columbia, Canada.  Our phone number is 604.685-1017 and our fax number is 604.685-5777.  Our registered and records office and address for service is #2600, 595 Burrard Street, Vancouver, British Columbia, Canada.

Business Overview

Reactivation

We have been inactive for three years when we ceased operations in the development of music transfer software.  We recently completed a change of business that required us to satisfy applicable TSX.V requirements including shareholder approval, as we had been classified as an “inactive issuer” and were trading on the NEX.

We received TSX.V approval of the change of business on April 24, 2008 (the “Approval Date”).  Concurrent with the approval of the change of business, we transferred our listing from the NEX to the TSX.V.

We have entered into five agreements with several different vendors to acquire options to earn interests in several prospective mineral exploration properties located in Peru. Our acquisition of the mining property options will constitute a change of business to the mining sector.

At a shareholders’ meeting held on June 22, 2004, our shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resources properties.  We also received approval to our current change of business by way of written consent resolution by our majority shareholders.

Option Agreements

We were granted the option to earn a 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Vicmarama Property”). In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares, of which 250,000 shares were issued and the remaining 500,000 shares will be issued over the 24 month period from the Approval Date.  We also paid $250,000 as consideration for the Vicmarama Property.

We were granted the option to earn a 100% interest in 18 mineral claims, comprising an aggregate of 13,400 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued and the remaining 1,250,000 shares will be issued over the 24 month period from the Approval Date.  We also paid $300,000 as consideration for the Maravilla Property.

We were granted the option to earn a 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued and the remaining 1,250,000 shares will be issued over the 24 month period from the Approval Date.  We also paid $400,000 as consideration for the Lahaina 2 Property.

We were granted the option to earn a 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, we agreed to issue 3,400,000 common shares, of which 400,000 shares were issued and the remaining 3,000,000 shares will be issued over the 36 month period from the Approval Date.  We also paid $270,000 as consideration for the Lahaina 1 Property.

Dorato Peru S.A.C., our wholly-owned subsidiary incorporated on April 25, 2007, has also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the mineral claims of our recently optioned properties.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over the 36 month period from the Approval Date.

A summary of the cash payments and common share deliveries under all of the Option Agreements is set forth below:

Project	Common SharesIssued	Cash Payment
Vicmarama Property	750,000	$250,000
Maravilla Property	1,500,000	$300,000
Lahaina 1 Property	3,400,000	$270,00
Lahaina 2 Property	1,500,000	$400,000
Afrodita Property	3,000,000	$8,000,000
Total:	10,150,000	$9,220,000

Private Placements

In order to meet the financing conditions set forth in the Option Agreements, to enable us to incur the necessary exploration expenditures and to ensure that we have additional funds to cover general administrative and overhead expenses over the next 12 months, we completed a non-brokered private placement financing for gross proceeds of CDN$10,200,000 concurrently with the completion of our change of business and reactivation.

The offering consisted of 17,000,000 common shares at a price of CDN$0.60 per share. In addition to the statutory four month hold period, the subscribers voluntarily agreed that the shares be held in escrow for one year with 50% of the shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

Canaccord Capital Corporation has agreed to act as Sponsor in regards to the Change of Business pursuant to the policies of the Exchange.

On September 28th, 2006 we completed a non-brokered private placement of 2,200,000 units at a price of US$0.19 (CDN$0.225) per unit, to raise an aggregate of US$420,561.  Each unit consisted of one common share and one transferable share purchase warrant to purchase one additional common share, exercisable at a price of US$0.25 (CDN$0.30) per share, expiring on September 27th, 2007.  We also concurrently issued an aggregate of 1,155,625 common shares to two creditors in settlement of outstanding indebtedness in the sum of US$214,399 (CDN$260,015).

Mineral Properties

The following information is with respect to the Cordillera del Condor Property, which is our material property.  A report entitled “Report (Revised) on the Cordillera del Condor Property Departamento de Amazonas Peru” by G.D. Belik, P. Geo., an independent qualified person, dated January 28, 2008 (the “Technical Report”) was prepared for us in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Properties (“NI 43-101”).

The following summary has been prepared with the consent of G.D. Belik (the “Author”) and in most cases is a direct extract of the disclosure contained in the Technical Report.

The Technical Report is based on a thorough review of prior exploration results on the property, a review of government reports and maps and a general review of available information regarding the exploration history and nature of the deposits in the district and the results of current and past exploration activity in the general region.

The Author visited the project area on October 27, 2007. Nine character type samples were collected from some of the showings and alterations exposed at the El Tambo prospect and submitted to Acme Analytical Labs in Vancouver for analysis. Description of the samples and discussion of the results are included in the Technical Report.

The Author relied on information supplied by us concerning the status, ownership and location of the mineral titles comprising the property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of the information and disclaims responsibility for such information.

Property Description and Location

The Cordillera del Condor property is comprised of 67 mineral claims and mining concessions located in northern Peru.  The mineral titles form two large blocks adjacent to Ecuador and extend along the easterly to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Peru and Ecuador.  The claim blocks are located about 7.5 kilometres apart and have a combined area of approximately 60,000 hectares.  The area is sparsely populated and covered by tropical rain forest.  The mean elevation of the area is about 1,200 metres above sea level.

We acquired the property through four option agreements with Peruvian nationals and a separate option agreement with Compania Minera Afrodita S.A., a private Peruvian Company.

The concessions occur in two separate blocks located about 8.5 km apart. The northern block is about 34 km long and up to 10.5 km wide. The southern block is about 42 km long and up to 14 km wide.

Title information is outlined in the following table.

Title Information

Concession Name	Record No	Title Holder	Date Issued	Gross Area (ha)	Net Area (ha)	Taxes (US $)
LAHAINA 1	010257406	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	803.3410	3,000.00
LAHAINA 2	010257506	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 3	010257606	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 4	010257706	Carlos Armando Ballon Barraza	2006-06-12	700.00	689.2444	2,100.00
LAHAINA 5	010257806	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 6	010257906	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	975.9268	3,000.00
LAHAINA 7	010258006	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 8	010258106	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 9	010258206	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 10	010258306	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 11	010258406	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 12	010258506	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 13	010258606	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 14	010258706	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 15	010258806	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 16	010258906	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 17	010259006	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 18	010459106	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	907.7881	3,000.00
LAHAINA 19	010459206	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	922.4605	3,000.00
LAHAINA 20	010459306	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 21	010459406	Carlos Armando Ballon Barraza	2006-10-27	200.00	200.0000	600.00
LAHAINA 22	010459506	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	956.6783	3,000.00
LAHAINA 23	010459606	Carlos Armando Ballon Barraza	2006-10-27	800.00	800.0000	2,400.00
LAHAINA 24	010459706	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	947.8885	3,000.00
LAHAINA 25	010459806	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	973.4304	3,000.00
LAHAINA 26	0104599 06	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 27	010460106	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 28	010460006	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	951.4360	3,000.00
MARAVILLA 1	010080907	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	803.3410	3,000.00
MARAVILLA 2	010081007	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 3	010081107	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 4	010081207	Carlos Armando Ballon Barraza	2007-01-12	700.00	689.2444	2,100.00
MARAVILLA 5	010081307	Carlos Armando Ballon Barraza	2007-01-12	800.00	800.0000	2,400.00
MARAVILLA 6	010081407	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	975.9268	3,000.00
MARAVILLA 7	010081507	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 8	010081607	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 9	010081707	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 10	010082007	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 12	010088007	Carlos Armando Ballon Barraza	2007-01-17	800.00	800.0000	2,400.00
MARAVILLA 13	010088107	Carlos Armando Ballon Barraza	2007-01-17	900.00	900.0000	2,700.00
MARAVILLA 14	010088207	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 15	010088307	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 16	010088407	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 17	010088507	Carlos Armando Ballon Barraza	2007-01-17	800.00	800.0000	2,400.00
MARAVILLA 18	010206207	Carlos Armando Ballon Barraza	2007-08-01	1,000.00	907.7881	3,000.00
APU	010211695	Compania Minera Afrodita S.A.	1995-01-02	8.75	8.7500	26.25
CAMPANA 1	010056393	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
CAMPANA 2	010056293	Compania Minera Afrodita S.A.	1993-02-15	900.00	900.0000	2,700.00
COMAINA 1	010056193	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
COMAINA 2	010056493	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
COMAINA 3	010064993	Compania Minera Afrodita S.A.	1993-03-30	1,000.00	1,000.0000	3,000.00
HITO	010064793	Compania Minera Afrodita S.A.	1993-03-30	100.00	100.0000	300.00
PAMINA	010173707	Natalia RodrIguez Chang	2007-03-08	1,000.00	1,000.0000	3,000.00
VICMARAMA 1	010456306	Victor Marino Alvaro Martinez	2006-10-27	400.00	400.0000	1,200.00
VICMARAMA 10	010454906	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 11	010454806	Victor Marino Alvaro Martinez	2006-10-27	900.00	900.0000	2,700.00
VICMARAMA 13	010455106	Victor Marino Alvaro Martinez	2006-10-27	900.00	808.8825	2,700.00
VICMARAMA 14	010456006	Victor Marino Alvaro Martinez	2006-10-27	800.00	674.6809	2,400.00
VICMARAMA 15	010456206	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 16	010455606	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	967.0231	3,000.00
VICMARAMA 17	010460206	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 2	010455906	Victor Marino Alvaro Martinez	2006-10-27	900.00	815.0201	2,700.00
VICMARAMA 3	010455406	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 4	010455206	Victor Marino Alvaro Martinez	2006-10-27	800.00	800.0000	2,400.00
VICMARAMA 5	010455706	Victor Marino Alvaro Martinez	2006-10-27	800.00	792.4142	2,400.00
VICMARAMA 6	010455506	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 8	010456106	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 9	010455806	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
			Total	61,908.75	60,671.2651	185,726.25

In Peru, mineral rights are acquired by application; a mineral claim is a formal request for a mining concession.  Claim boundaries are determined by UTM coordinates (PSA 56 datum); there is no requirement to physically mark the boundaries of the claim area.  Once granted, the mining concession provides the holder the right to explore and exploit mineral resources within the specified concession area.  All mining activities (except for work that is reconnaissance in nature) are carried on exclusively through mining concessions.

Most of the northern claim block (Lahaina 1-3, Lahina 17-20, Maravilla 1-4, Maravilla 12-15, Maravilla 17 and Vicmarama 13-17) overlaps the buffer zones of two Protected Natural Areas.  Approval (“favourable technical opinion”) is required from the Natural Resources Institute (INRENA) before a mining concession can be granted in these areas.  As soon as procedures are completed, mining concession titles should be granted to each and every mineral claim located outside the Protected Natural Area buffer zones.  Those claims located within the protected buffer zone will be subject to restrictions imposed by the Protected Natural Areas Law.

In Peru, ownership of a mining concession by a foreign entity within 50 kilometres of the national border is not allowed unless approved by Supreme Decree.

The annual tax on mineral concessions is currently US$3.00 per hectare.  Based on the present size of property, the annual tax obligation (assuming conversion of all claims to concessions) will be approximately US $184,000 per year.  Taxes have to be paid by June 1 of each year.

Prior to 1992 no exploration was permitted along the border regions of Peru. In 1992 the mining code was revised to permit mining in the frontier regions and extensive concessions were acquired in the Cordillera del Condor region along the border with Ecuador. In 1995, a border dispute broke out between Peru and Ecuador, which was settled with the signing of the peace treaty in 1999. After resolution of the dispute, an approximate 10 km-wide tract of land running along the Peruvian side of the border was given protected status (Ichigkat Muja National Park), partly on ecological grounds and partly for security reasons. Based largely on the current exploration boom and the large number of new projects and important new discoveries that have emerged on the Ecuadorian side of the border but also partly because of the incursion of illegal miners across the border from Ecuador, the southern limit of the park was moved north in late 2006 to a natural divide located at approximate UTM coordinates 9597000N (PSA 56) in order to allow exploration companies access to prospective terrain on the Peruvian side of the border. Large tracts of ground (including those parcels optioned by us) were subsequently staked along the border region. The concessions owned by Afrodita predate the border conflict and have remained in good standing since they were issued in 1993-1995.

To date, we have obtained no exploration permits.  In Peru, approval is required when the proposed exploration may have a significant impact on the environment, people or historical sites.

The Author is not aware of any environmental liabilities to which the property is currently subject.  The area, however, is environmentally sensitive and there is a possibility that mine development or future exploration programs may be subject to restrictions or prohibited entirely.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property and Proximity to Population Centers

Although there is currently considerable mining and exploration activity on the Ecuadorian side of the border and a number of roads that service small towns and exploration camps come close to the border, there is still virtually no infrastructure on the Peruvian side except for a few small military outposts scattered through the region. The closest road to the central part of the Cordillera del Condor property from the Peruvian side is about 150 km to the south. Without direct road access exploration will be logistically challenging and expensive. Future mine development likely will require road access from the Ecuadorian side of the border.

There are essentially no support facilities along the border region adjacent to the Cordillera del Condor property. The nearest town with basic support facilities is Terra Heroica, located about 14 km to the west. The nearest major centre with all service facilities is the city of Loja, Ecuador, located roughly 70 km to the west.

Topography, Elevation and Vegetation

The claim areas occur near the western edge of the Amazon basin and extend along the easterly- to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Ecuador and Peru.

Vegetation is dense and typical of a tropical rain forest. Relief is moderate to steep over most of the property with numerous deeply incised streams and rivers with frequent narrow, steep canyons. Elevations range from slightly less than 600 meters to about 1800 meters above sea level.

Relevant Climate and Length of Operating Season

The climate is tropical with warm humid days being the norm. Rainfall is abundant, particularly during the rainy season between November and March.

History

General

Historically, the Cordillera del Condor was one of the most important gold-bearing areas in Ecuador. Alluvial gold deposits were exploited by the Incas and later by the Spanish conquistadors and colonials for centuries. During the late 16th to early 17th century total gold production from the district reportedly exceeded 100,000 oz per year. There are numerous historical references to alluvial gold deposits on both sides of the border.

In modern times, the first significant discovery in the region occurred in 1981 when Ecuadorian prospectors discovered bonanza-grade gold mineralization in old Inca workings at Nambija near the town of Zamora. A stampede of miners ensued. Although accurate records were not kept, some accounts estimate that more than 1 million ounces of gold was recovered in less than 10 years by up to 10,000 miners using primitive mining methods.

With all of the prospective ground taken up at Nambija, an overflow of Ecuadorian prospectors continued moving eastward and found significant new base metal, silver and lode gold occurrences at Chinapintza, Biche, Pachicutza, El Hito, Santa Bárbara and elsewhere along the border region with Peru. These discoveries attracted the attention of foreign exploration companies who carried out exploration programs on the Ecuadorian side of the border (some supported or joint-ventured by government-owned Minera Condor) starting in the late 1980’s with Prominex U.K. and later others including TVX Gold, Noranda, Teck, RTZ, Billiton S.A., Corriente, Dynasty 9 Metals, Goldmarca, Valerie Gold, Lateegra Gold and Aurelian Resources. Currently there are a large number of projects under exploration and/or development. The recent announcement by Aurelian of a NI 43-101 compliant, initial resource estimate of 58.9 million tones grading 7.23 g/t gold (13.7 million ounces) at Fruta del Norte underscores the potential of the region.

Prior Ownership and Exploration

Very little exploration has been carried out on the Peruvian side of the border to date. With the changing of the mining law in 1992, Metales Y Finanzas, S.A. (Metalfin), a predecessor of Afrodita acquired a group of concessions adjacent to the Ecuador border between Chinapintza and El Hito and shortly after expanded their holdings to cover an area more than 150 km long along the border region. Metalfin carried out minor preliminary prospecting, mapping and geochemical sampling in the central part of the claim block (northern part of the current Afrodita concessions) in 1993 and early 1994, which is summarized in a report by Francisco Montecinos dated March, 1994. Montecinos describes small-scale gold mining that had been previously carried out on the property by Ecuadorian garimpeiros in the upper reaches of Comaina Creek near the small military outpost of El Tambo located near the Ecuador border.

The figure below illustrates exploration targets on the Afrodita claims:

770000E
780000E
9560000N
9550000N
N
1
2
3
4
5
Chinapintza
El Hito
Legend
Creek
Elevation Contour (200 m interval)
International Border
Concession Boundary (Dorato Resources)
Limit of 2003 Anglogold Geochemical Surveys
Anglogold Follow-Up Targets
1 El Tambo -polymetallic epithermal Au-Ag
2 Casa Quemada -polymetallic epithermal Au-Ag
3 El Conguime -porphyry Cu-Au and epithermal Au-Ag
4 Conaima 4 -epithermal Au-Ag, Au skarn
5 Cobra 1 -epithermal Au-Ag
Placer Gold Creek (Anglogold and Metalfin Surveys)
Interpreted Fault
kilometers
0
1
2
DORATO RESOURCES
Cordillera del Condor Project

Fig 3 Exploration Targets Afrodita Concessions

The veins showings at El Tambo were mapped and sampled by Metalfin in 1993 and 1994. Seventeen main vein structures were identified and sampled in 1993 which returned gold values ranging from less than 1 gram to 45 g/t with an average grade of 10-11 g/t. Montecinos carried out further sampling in 1994 with similar results. Veining and alteration at El Tambo are exposed in a series of surface cuts and adits over an area about 500m x 600m in size located adjacent to the Ecuador border. The vein system appears to be open to the north and east. Individual veins are narrow (<0.1m-1.0m) and hosted by altered quartz porphyry and hydrothermal breccias.

Stockwork veining is locally evident. Veins consist of quartz with locally massive pyrite and varying amount of galena, sphalerite and chalcopyrite. The host rock is commonly pyritic and pervasively clay-altered with zones of strong clay-sericite-pyrite alteration adjacent to veins. The hydrothermal breccias, which appear to predate veining, are up to 30 meters wide and contain various types of rock fragments cemented by rock flour, quartz, sulphide and limonite.

Between January 22nd and April 20, 1994, Metalfin expanded upon the work of Montecinos, north and south of the El Tambo area. Work consisted of prospecting, panning and silt sampling (62 samples collected from 23 creeks). Prospecting identified six areas of significant veining and alteration. Silt sampling and panning identified five areas of highly anomalous gold in stream sediments.

No further work was carried out by Metalfin and during the border conflict the concession block was reduced to the original core area and at some point transferred to Afrodita. In 2003 Anglogold Exploraciones Peru S.A.C. (“Anglo”) optioned the property and carried out an initial exploration program between September 2003 and March 2004. Work consisted of detailed mapping and 10 sampling at El Tambo, 154.75 kms of cut grid (500m line spacing), grid and stream channel mapping, a biogeochemical survey (364 fern samples and 360 liana samples collected on a 500 x 500 meter sample grid), stream sediment sampling (387 samples) and rock sampling (323 samples).

Five principal gold anomalies were identified by the geochemical surveys (El Tambo, Casa Quemada, Conaima 4, El Conguime and Cobra 1). Mapping at El Tambo was generally consistent with the earlier work by Metalfin and confirmed the presence of numerous polymetallic veins and tectonic-hydrothermal breccias in an east-west corridor approximately 600 meters long and 400 to 500 meters wide. The zone of veining and alteration coincides with a strong gold biogeochemical anomaly that extends off the survey grid area to the west. In total, 76 samples were collected by Anglo representing vein, wall rock and Aureole type alteration/mineralization. Thirteen samples of vein material averaged 14.4 g/t Au and 261 g/t Ag. Twenty-six samples of wall rock averaged 1.2 g/t Au and 26 g/t Ag and thirty-seven halo samples averaged 0.1 g/t Au and 6.8 g/t Ag.

The Conaima 4 target appears to be intrusion related and occurs at the contact between granodiorite (Zamora Batholith) and Jurassic sandstone and limestone that is partly altered to garnet-scapolite skarn. There is an association with anomalous gold values in rock and stream sediments and to some extent with a biogeochemical Au/As anomaly. The main area of interest is about 1 km x 2 km in size.

The El Conguime target area occurs adjacent to a small porphyry stock which hosts significant stockwork Cu mineralization on the Ecuadorian side of the border (El Hito prospect). On the Peruvian side, Anglo identified a strong biogeochemical anomaly about 2 x 4 km in size that is supported by stream sediment gold geochemistry (many anomalies; two samples returned >1 ppm gold). The main lithologies that underlie the area are Jurassic sediments and volcanics. Pyrite is fairly ubiquitous in amounts up to 15%. In the eastern part of the area a series of barren silicified pyritic ledges and pyritic silica breccias form prominent ridges around the summit of El Conguime peak that appear to be part of an extensive high-level, silica cap zone.

The Cobra 1 target is centered about 2 km northeast of El Tambo and consists of a series of biogeochemical anomalies partly supported by stream and rock gold geochemistry (up to 1.321 ppm Au–rock sample 18292). The gold data in fern samples suggests the possibility of a major structural intersection. The potential target area is interpreted to be about 4 km long.

Casa Quemada is located 1.0 km southeast of El Tambo and is an extension of informal workings from the Ecuadorian side and is picked up by a series of pits and trenches centered at about 771000E, 95522500N. The showings appear to be similar to those at El Tambo and probably represent a southerly extension of the same mineralizing system.

After completion of the initial program Anglo geologists carried out a test pit program to evaluate the main geochemical target identified by the phase I program which was completed in mid to late 2004. In total, 574 rock pit samples were collected over the El Conguime, Cobra 1 and Casa Quemada. No follow-up was carried out at Conaima 4 because the concession was inadvertently allowed to lapse and was not recovered.

At El Conguime, extensive pitting was carried out east of the porphyry plug over a vertical range of 800 meters. Pitting exposed carbonate-altered diorite, hornfels and variable pyritized andesitic volcanics. Strong stream sediment gold anomalies were confirmed by panning but were thought to represent saprolitic enrichment. Only two samples returned >1 ppm gold; both were obtained from narrow, sulphide-rich veins. Overall, there are a few scattered isolated anomalous areas for Ag, As, Mo and Pb. Cu and Zn form larger more coherent anomalies.

At Cobra 1, pitting confirmed a series of north-south structure with isolated, elevated gold values, which correlate well with gold panning results. The area is underlain principally by altered (pyritequartz- clay) intrusive which locally has an oxidized silica-rich leached cap which locally carries visible gold (Line 21, 2750E). Gold mineralization appears to be largely controlled by discrete structures. Anomalous gold values are associated with anomalous As, Sb, Pb and Zn.

Test pitting at Casa Quemada exposed pyritic, clay-altered volcaniclastic rocks. Geochemically, the zone is defined by anomalous values in Au, Ag, As, Cu, Pb, and Zn. Exposed mineralization is similar to that at El Tambo.

Recommendations for a 1,000-meter diamond drill program (8 holes) to evaluate the El Tambo mineralization at depth was included in the final report by Anglo but this work was never carried out and the option on the Afrodita property was dropped.

Geological Setting

The regional geological setting of Ecuador and northern Peru is shown in the figure below. This area is comprised of three main physiographic regions: Costa on the west, the Sierra (central Andes) and Oriente on the east. The Costa occurs west of the Andes along the coastal plains and is underlain by young, locally derived sediments with inliers of older accreted volcanic terrain. The Sierra includes two parallel mountain ranges; Cordillera Occidental on the west, which is mostly underlain by Cretaceous marine volcanics and sediments cut by young intrusives and Cordillera Real on the east, underlain by deformed metamorphic rocks. The Cordillera Occidental and Cordillera Real are separated by a high plateau region underlain by Tertiary to Recent volcanics.

78°W
N
Columbia
0°
0°
Quito
Cordillera Occidental
Costa
Sierra
Ecuador
Oriente
Pacific Ocean
Guayaquil
Cordillera Real
Cordillera de Cutucu
Cordillera del Condor
Loja
Dorato Properties
Peru
Zamora Batholith
Peru
Piura
Tertiary to Recent Sediments
Tertiary to Recent Volcanics
Cretaceous to Tertiary I-type Intrusions
Acreted Island Arc, Ocean Floor and Marine Sedimentary Rocks
Triassic to Cretaceous Volcanic and Sedimentary Rocks
Jurassic I-type Intrusions
Paleozoic to Cretaceous Metamorphic Rocks
0
200 km

Fig 4 Simplified Geology of Ecuador and Northern Peru

The Cordillera del Condor property occurs along the eastern edge of the Cordillera del Condor uplift between approximate latitudes 3º 37' S and 4º 21' S. The geology is a compilation based on available government maps and recent work carried out by exploration companies in the area, which is made available on their web sites. The geology in the area of the Afrodita concessions is based largely on the work carried out by Anglo in 2003-2004 with the addition of some structural interpretation carried out by the Author.

The Southern claim block is underlain by a complex package of metamorphic, volcanic, sedimentary and intrusive rocks ranging in age from Precambrian to Lower Tertiary. A series of deformed Precambrian schists, phyllites and gneisses underlie a large area (+50 km²) in the southern part of the claim area in what is interpreted to be large fault-bounded block of preserved basement beneath a former (eroded) Mesozoic graben. A sliver of similar Precambrian basement is preserved in the southern part of the Afrodita concession block to the north where it is overlain by a thick section of Jurassic volcanic and sedimentary rocks preserved in a well-defined fault corridor (discussed below) that extends north through Aurelian Resources Fruta del Norte gold deposit and the Corriente copper belt. On the Afrodita concession, the Jurassic section is composed of a lower sedimentary sequence (Chapiza Formation) consisting of impure ferruginous sandstones, quartzitic sandstone (locally pyrite-rich), massive quartzite and limestone which is conformably overlain by interbedded andesitic tuffs, volcaniclastics and andesitic to basaltic flows of the Misahualli Formation. Limestones of the Chapiza Formation are locally skarnified.

Intrusive rocks of the Zamora Batholith underlie about 60% of the southern claim block. The batholith is comprised of I-type granitic rocks that include early more mafic varieties (hornblendebiotite granodiorites, diorites, and quartz diorites) and later, more differentiated felsic varieties (quartz monzonitic to granitic). Rb/Sr age dating indicates the main phase of intrusive activity occurred during the Middle Jurassic (170-190 Ma) with a later porphyry-related phase (Corriente intrusions) in the upper part of the Late Jurassic (144-150 Ma).

The Chinapintza area and northwest part of the Afrodita concession block are underlain by Cretaceous rhyolitic to dacitic tuffs and breccia intruded by synvolcanic quartz-feldspar porphyries. This intrusive-extrusive volcanic complex is exposed over an area of about 16 km² in a belt that is about 10 km long and 2 to 4 km wide. The volcanics and intrusives generally are pervasively altered (illite +/- sericite-quartz-pyrite). The core area contains numerous high-grade polymetallic Au-Ag veins and mineralized breccia pipes. K-Ar ages on micas from dykes indicate an age of 96 +/- 10 Ma. The emplacement of the Chinapintz porphyry intrusions appears to be associated with a reactivation of earlier faults during the period of back-arc extension in the region that occurred in the late Lower to Upper Cretaceous.

The geology of the northern claim block is poorly known. The only source of information is from large-scale regional government maps. The area is mapped as being mainly underlain by the Zamora Batholith which intrudes flat-lying carbonates and shales of the Triassic Pucará Group (part of the foreland basin) along the eastern margin of the claim area. Younger sandstones of the Cretaceous Hollin Formation unconformably overlie the older rock units in places.

The region is cut by numerous faults; there appear to be four main sets (N-NNE, ENE, WNW and NW). The dominant structural feature in the region is a north to north-northeast trending fault corridor, somewhat curvilinear in form, that has down-dropped and preserved remnants of the Jurassic volcanic-sedimentary sequence along a section that is about 60 km long and up to 8 km wide. This corridor is part an Early Mesozoic magmatic arc-rift system that has been active (reactivated) over a long period of time.

Exploration and Drilling

No exploration work has been carried out by us on the Cordillera del Condor property to date. There are no records of any prior drilling on the property. Anglo appears to have considered an eight-hole drill program at El Tambo but this work was never carried out.

In a news release dated March 27, 2007, Goldmarca Limited announced that it was mobilizing two drill rigs onto the Afrodita ground to initiate a 1,500 metre drill program at El Tambo pursuant to an option-to-purchase agreement between Goldmarca and Afrodita dated May 5, 2006.  There were no follow-up progress reports and it appears the program was never carried out.  Financial reports released by Goldmarca indicate that to the end of September, 2007, the company incurred expenditures totaling $346,290 on the property.  Approximately $35,000 is recorded as exploration expenditures (professional, consulting, geological, geophysical) with the balance reported principally as acquisition costs.  The precise nature or results of the work completed by Goldmarca have not been made public.

Mineralization

The southern and eastern parts of Dorato’s southern claim block (Lahaina 12-16, Lahaina 22-28, Maravilla 6-10, Vicmarama 1-6, Micmarama 8-11 and Pamina concessions) and the entire northern claim block are essentially virgin ground. Apart from coarse-scale regional government mapping programs, there is no documentation of any prior surveys or exploration work having been carried out in these areas.

Exploration work by Anglo on the Afrodita block established significant mineralization and/or alteration at El Tambo, Casa Quemada, Conaima 4, El Conguime and Cobra 1.

El Tambo and Casa Quemada:

El Tambo and Casa Camada are extensions of the Chinapintza mineralized belt across the border into Peru. The Chinapintza intrusive-extrusive complex underlies about 10 km² of the Afrodita concession area. At El Tambo veining and alteration are widespread over an area at least 500 x 600 meters in size. Soil and thick vegetation cover possible extensions of the zone to the northeast and south.

The veins at El Tambo are the same as those at Chinapintza and consist of quartz heavily impregnated with pyrite plus variable amounts of base metal sulphides. Most of the veins are less than 0.3 m but locally are up to 1.0 m wide. Stockwork veining and swarms of thin anastomosing veinlets often occur parallel to the main vein sets. Wall rock alteration consists of intense illitesericite- pyrite +/- quartz which grades outward to illite-chlorite. The dominant vein directions are NE and ESE with moderate to steep southerly dips. Zones of hydrothermal and tectonic breccia were mapped by Metalfin and Anglo but there are discrepancies regarding locations, number and sizes of the bodies. The Author examined one of the breccia bodies during the property visit. The breccia is pipe-like and exposed over an area about 40m x 20m. The breccia is heterolithic and contains well-rounded clasts of mainly quartzite and volcanics but also locally clasts of rounded vein-quartz and rounded massive sulphide (mainly pyrite). The breccia is dark grey (manganiferous), strongly pyritic (semimassive in places) and cut by epithermal quartz veins and veinlets although in general the overall vein density is low.

A strongly fractured, sheared and brecciated quartzite was mapped by Anglo along the southern edge of the El Tambo zone. Descriptions are rather vague but the zone reportedly is altered and mineralized. It is bounded by two faults, which trend ESE (subparallel to one of the main vein sets). The quartzite body is about 50m wide, 550m long and has not been closed off to the east.

Most of the veins were extensively sampled by Metalfin in 1993 and 1994 which returned gold values ranging from less than 1 gram to 45 g/T with an average grade of 10-11 g/t. In 2003 and 2004, Anglo resampled some of the veins and analysed a broad suite of samples of various types of wall rock and peripheral, halo-type alteration and mineralization. The results of the Anglo sampling are presented in tables below.

El Tambo Vein Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17593	9560	142	4970	10000	10000	880	44
17595	7960	157	1220	10000	10000	1640	18
17596	41670	149	1970	10000	10000	603	30
17598	49020	2172	10000	10000	10000	6220	37
18202	9100	126	777	10000	10000	880	58
18209	10540	54	1590	1590	320	294	5
18216	12290	201	5130	10000	10000	609	58
18218	34960	149	1130	10000	10000	910	108
18222	282	79	513	478	713	160	12
18223	2854	33	272	5900	138	233	32
15485	1562	39	2610	988	10000	320	6
15498	383	4	59	126	844	11	1
15802	6910	89	658	10000	10000	568	61
Average	14392	261

El Tambo Wall Rock Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17591	502	20	2300	1370	814	131	5
17592	799	31	321	1650	1800	176	5
17594	311	16	195	1440	1730	154	9
17597	3027	69	2060	4980	10000	361	5
18203	414	6	91	3460	840	127	7
18204	189	34	556	1190	1900	257	6
18205	103	17	474	678	392	88	6
18206	106	5	66	459	38	68	6

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
18207	137	2	109	247	32	71	3
18208	113	1	61	408	99	38	3
18210	750	15	929	5460	4940	180	6
18211	999	24	109	167	30	58	6
18217	104	3	180	985	191	119	6
18219	3722	117	388	10000	10000	1130	48
18220	554	41	220	6600	10000	464	17
18221	7870	58	612	10000	10000	740	45
18224	3131	47	592	2570	3810	243	13
18226	6420	108	1310	10000	10000	389	57
15486	393	4	72	555	1710	50	1
15487	373	3	255	284	3180	15	2
15488	806	3	205	319	3160	25	2
15499	261	2	31	55	142	19	2
15801	128	19	73	2720	3300	62	13
15803	176	12	87	3670	2620	132	11
15837	252	5	145	5020	188	215	6
15838	163	15	406	1170	207	173	8
Average	1223	26

El Tambo Aureole Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb(ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17581	206	4.6	141	668	33	68
17582	151	3.3	184	875	111	12
17583	189	2.3	134	327	40	27
17584	71	6.5	98	306	76	112
17585	203	38.4	576	474	9650	91
17586	51	2.1	80	99	36	26
17587	18	1.7	53	97	50	11
17588	24	2.6	83	115	93	19
17589	58	4.5	44	218	28	28
17590	33	4.3	39	101	23	23
17599	177	14.3	548	213	927	66
18201	22	4.8	121	883	165	75
18229	12	4.0	150	356	109	260
18230	55	1.0	92	831	33	86
15490	64	1.0	25	128	155	28
15491	83	1.5	29	92	119	61
15492	96	3.1	65	198	505	47
15493	37	0.7	17	24	572	17
15494	46	0.2	63	33	79	24
15495	86	0.7	93	55	358	5
15496	85	3.4	72	251	1170	134
14771	890	6.1	86	415	736	156
14772	38	3.0	68	133	81	58
14776	50	2.5	52	205	373	59
14777	53	11.9	330	118	177	118
15696	21	3.6	94	371	64	19
15697	70	11.5	1080	54	85	41
15698	33	8.9	199	101	176	57
15699	47	7.6	124	85	126	194
15804	77	26.8	743	142	218	70
15805	44	13.2	265	154	128	87
15806	152	18.1	672	144	238	320
15807	14	3.0	217	34	240	23

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb(ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb(ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
15808	63	8.6	224	715	117	84
15809	24	4.7	114	98	40	45
15839	64	20.4	1070	514	420	63
15840	162	2.0	94	584	2120	14
Average	96	6.9

Vein samples collected by Anglo averaged 14.4 g/t Au and 261 g/t Ag which correlate well with the results obtained by Metalfin. Vein mineralization contains significant base metals (Pb=Zn>Cu) and anomalous levels of As and Sb. Twenty-six samples of wall rock averaged 1.2 g/t Au and 26 g/t Ag and thirty-seven halo samples averaged 0.1 g/t Au and 6.8 g/t Ag.

The table below is a list of samples collected by Anglo from the quartzite breccia. Eleven samples were collected. All returned anomalous gold values ranging from 55 to 5930 ppb with an average value of 1380 ppb (1.38 g/t). Silver averages 17.9 ppm (17.9 g/t). There is a similar association with base metals and anomalous arsenic and to a lesser extent anomalous antimony.

El Tambo Quartzite Breccia Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
18212	345	10	404	5930	7610	86	14
18213	218	1	19	212	45	27	1
18214	228	5	38	149	265	38	1
18215	1054	4	136	167	46	674	5
15481	4766	61	1360	6460	7900	423	38
15482	956	36	111	1140	2340	131	4
15483	5930	66	1440	568	4350	60	7
15484	464	5	231	537	621	238	3
15489	1012	1	343	75	61	100	1
15497	156	4	348	87	106	34	2
14774	55	4	586	29	1180	36	2
Average	1380	17.9

The Author collected nine character-type samples at El Tambo during the property visit.  Two samples of vein mineralization (one oxidized, one unoxidized) assayed 4.8 and 4.2 g/t gold and 54.5 and 87.3 g/t Ag. Both vein samples contained anomalous levels of As and Sb. The unoxidized vein sample contained 1024 ppm Cu, >10000 ppm Pb and > 10000 ppm Zn, which is consistent with the results obtained by Anglo. Samples of pyritic, manganiferous, hydrothermal breccia collected from two separate locations returned similar results (583/388 ppb Au, 12.1/13.8 ppm Ag, 160/151 ppm Cu, 3491/3811 ppm Pb and 9716/6014 ppm Zn). The remaining samples were grab samples of weak silicification and clay alteration peripheral to some of the veins; all returned low Au and Ag values.

Casa Quemada is located 1.0 km southeast of El Tambo and has a similar geological setting. A series of old pits and small hand trenches expose veins hosted by clay-altered and pyritized volcaniclastic rocks intruded by a small rhyodacite plug. Fourteen samples of vein and wall rock alteration collected from the showing area by Anglo returned anomalous gold values ranging from 30 ppb to +1000 ppb. Anglo tested the area north of the showings in 2004 with a single E-W line of test pits with negative results.

Conaima 4

The Conaima 4 target is located about 5 km ESE of El Tambo. The area of interest occurs at the contact between granodiorite of the Zamora Batholith and pyritized ferruginous sandstone and limestone (locally altered to garnet-scapolite skarn) of the Chapiza Formation. Thirteen float and bedrock samples collected by Anglo during their initial 2004 program returned anomalous values for Au, Ag, Cu, Pb, Zn, As, Sn and W.

There is a positive correlation between Au and Ag, Cu and As and to a lesser extent between Sn and W. There is no consistent pattern between Pb and Zn or Pb and Zn and the other elements. Anglo reported high concentrations of manganese in some of the skarn exposures. Anglo’s primary target model for the Conaima 4 area is an oxidized gold skarn similar to Nambija.

El Conguime:

The El Conguime target area occurs adjacent to the El Hito porphyry prospect. Work carried out by Anglo was directed mainly toward evaluating the area along the eastern flank of the El Hito porphyry system on the Peruvian side of the border. The area is underlain by Jurassic volcanics and sediments intruded by small porphyry stocks. The test pit program exposed carbonate-altered diorite, hornfels and variable pyritized andesitic volcanics with weak Cu-Zn mineralization. Only two samples returned >1 ppm gold, which were obtained from narrow, sulphide-rich veins.

The work by Anglo has probably ruled out the potential for a near-surface porphyry Cu-Au target; however, there is a potential for an Aurelian-type epithermal Au-Ag deposit at depth. In the eastern part of the area a series of barren silicified pyritic ledges and pyritic silica breccias form prominent ridges around the summit of El Conguime peak that appear to be part of an extensive high-level, silica cap zone. This silica cap zone appears to be similar to the high-level silica alteration zone overlying the FDN deposit. The same host rocks (Misahualli volcanics) underlie both areas with essentially the same structural setting (early Mesozoic extensional basins located along a major north-northeast trending fault corridor). A sample of angular silica breccia float collected by Anglo from the area has a geochemical signature (anomalous Au-Ag-As-Sb-Ba) typical of high-level epithermal systems.

Cobra 1:

The Cobra 1 target was originally identified by the Anglo biogeochemistry and stream sediment surveys which defined an anomalous trend more than 4 km long. A follow-up test-pit program (bedrock sampling below the lateritic soil cover) was carried out along seven east-west lines spaced at 500 m intervals (50 m stations). This coarse sample grid identified a series of quartz-sericite-illite-pyrite alteration zones associated with a series of en-echelon, north to northnortheast trending faults and complex shear zones that cut Mesozoic intrusives, volcanics and sediments over the length of the grid area. Many of the pits bottomed in breccias, gossan, pyritic silicified zones and silica-rich leached cap (with vg in pit L21, 2750E). Alteration zones vary from less than 50 m (single station) to more than 400 m in width. More than 40 of the pits returned anomalous gold values ranging from 30 ppb to more than 1000 ppb that correlate well with the observed alteration

Sampling and Analysis

Sampling Method and Approach

Nine rock samples were collected by the Author at El Tambo and submitted for gold and multi-element ICP analyses. Sample descriptions and results are provided in Appendices D and E of the Technical Report. Samples consisted of representative grab samples of veins, breccia and alteration areas. The primary objectives were to verify earlier results obtained by Anglo and Metalfin from the highgrade vein mineralization and evaluate the breccias and alteration areas away from the main vein zones for their potential for hosting bulk tonnage disseminated mineralization. In the Author’s opinion the sampling program achieved these objectives.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity and security of each sample. All of the samples were collected by the Author and placed in standard sample bags with security tags attached to each bag. The samples remained in the possession of the Author on the property and during their transit back to Canada. In Canada, the samples were shipped by Greyhound directly to Acme Analytical Laboratories in Vancouver.

Acme Labs has a quality assurance program that operates according to the International Standards Organization (ISO) guidelines. The laboratory employs a comprehensive quality control program covering both sample preparation and analysis with regular internal audits undertaken to ensure compliance with documentation procedures required by the IOS. Laboratory standards and blanks are run routinely by Acme Labs to ensure quality control and lack of contamination.

Gold and a 36-element package were determined by ICP-MS from a 15 g sample using an aqua regia digestion. The lower detection limit for gold is 0.5 ppb and the upper detection limit is 100 ppm.

Data Verification

All of the assay data was checked against field notes to ensure that there were no unusual inconsistencies between the reported results and field observations. The Author is confident in the adequacy of the sample collection, handling, security, preparation and analytical procedures that have been carried out.

Deposit Types

The Cordillera del Condor region contains four general deposit types, which are summarized below:

Aurelian-type epithermal gold-silver mineralization: Aurelian Resources has a large number of concession blocks located along the Ecuadorian side of the border which partly adjoin our concessions to the west. The main Aurelian block extends north of Chinapintza and encompasses their two main projects, Fruta del Norte (FDN) and Bonza-Las Penas (BLP). On October 4, 2007, Aurelian announced a NI 43-101 compliant initial inferred resource estimate by Micron International Limited for FDN of 58.9 million tonnes at an average grade of 7.23 g/t gold and 11.8 g/t silver (13.7 million oz Au, 22.4 million oz Ag). Earlier (December, 2005), the company released a similar report placing the initial inferred resource estimate for BLP at 15,030,000 million tonnes @ 1.07 g/t gold and 11.6 g/t silver (517,000 ounces of gold and 5,605,500 ounces of silver). Advanced exploration is continuing on both projects. On November 29, 2007, Aurelian announced follow-up drill results for FDN which included intersects of 216.6 m grading 12.85 g/t gold from infill drilling on the main zone and 13.5 m grading 16.86 g/t gold in step-out drilling to the south. In addition to the two main gold projects, Aurelian has identified more than 30 gold targets and 12 high priority porphyry copper prospects in the district (Company web site).

FDN is a blind deposit discovered by Aurelian Resources in 2006 while drill testing a high-level silica alteration zone associated with anomalous As, Sb, Hg +/- Au. The deposit occurs beneath >200 m of sedimentary cover (Suarez Formation) and is largely hosted by Misahualli andesitic volcanics. The deposit occurs in the northeast margin of an Early Mesozoic extensional basin that is approximately 8km x 2km in size. Mineralization was contemporaneous with development of the basin with compelling evidence that the deposit formed both before and during the deposition of the overlying sedimentary cover (Sillitoe, Feb., 2007).

The FDN deposit is classified as an intermediate-sulphidation epithermal Au-Ag type. The main part of the deposit is characterized by an intense zone of Mn-bearing stockwork veining and brecciation, which contains multiple generations of cruciform quartz-calcite-rhodochrosite-adularia veins and veinlets with pyrite and marcasite and subordinate base metal sulphides in a zone up to 125 m wide and more than 400 m long. Alteration consists of proximal silicification within a broad illite alteration zone that diminishes outward to a propylitic alteration zone. The basal part of the Suarez Formation is pervasively silicified with locally well-preserved sinter deposits. Pyrite and marcasite are present in the silicified cap in amounts up to 30%.

Note: Mineral resources are not mineral reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. In addition, inferred resource estimates are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Nambija gold skarns: More than 1.0 million ounces of high-grade gold mineralization (+30 g/t) was mined near the town of Zamora at Nambija over a period of about 10 years. Mining was carried out in a primitive fashion by hundreds of garimpeiro miners with no assays for grade control. Material was essentially selected by the ability to see or pan gold from rocks exposed at the face of the tunnels.

Mineralization at Nambija occurs in tectonic and intrusive breccias, veins and shear zones that cut a complex skarn/hornfels assemblage located within an Upper Triassic sedimentary-volcanic roof pendant (Piuntza Group) intruded by alkalic phases of the Zamora Batholith. Mining was focused on about 30 separate areas along a linear trend, which suggests a strong structural control. Mineralization consists of mainly coarse free gold with chalcopyrite, sphalerite, galena, specularite, barite, pyrite and arsenopyrite. Silver values are generally low (< 3 ppm). Alteration minerals include garnet, chlorite (retrograde), calcite, rhodochrosite, epidote, actinolite, Kspar, apatite, quartz and clay. Mining was carried out over a vertical range of about 400 meters.

Corriente Porphyry Belt: The Corriente porphyry belt contains four main porphyry deposits and a number of prospects in a belt about 100 km long. Mirador and Mirador Norte, located in the southern part of the trend have a combined total resource estimated at about 890 million tonnes averaging 0.56% Cu and 0.16 g/t Au. San Carlos and Panantza, located about 40 km north of Mirador contain a combined total resource estimated at 1.063 billion tonnes @ 0.62% Cu.

The deposits are classic calc-alkaline varieties related to the emplacement of late-stage, granodiorite to monzogranitic phases of the Zamora Batholith. The deposits contain a potassic core (Kspar-biotite) variably overprinted by phyllic and advanced alteration that grades outward to a pyritic propylitic alteration halo. Copper grades of >0.2% are restricted to the potassic core.

Mineralization consists of pyrite>chalcopyrite stockwork mineralization with local thin layers of supergene chalcocite enrichment. The deposits contain appreciable molybdenum (60-250 ppm) and locally gold.

The deposits occur at major fault intersections within a north-trending fault corridor. This is the same fault corridor that extends through the FDN and BLP deposits and continues south through the Afrodita concession block.

El Hito and Santa Barbara are two significant porphyry systems located south of Chinapintza. The deposits have not been dated but are probably the same age as the Corriente porphyries. El Hito is situated on the Peruvian border about 5 km south of Chinapintza; the Afrodita concessions cover the eastern part of the system. At El Hito, weak copper mineralization occurs in a quartz diorite to granodiorite stock that has intruded Misahualli andesites. There are several phases of stockwork veining associated with a central sericite-pyrite-clay alteration zone that grades outward to a propylitic halo. Mineralization in the inner core assays 0.1-0.3% Cu with spot values of up to 0.9% Cu. The porphyry system is about 2 km in diameter. In 2000, Valerie Gold drilled four core holes in the central part of the deposit on the Ecuadorian side which returned intersections up to 300 meters long grading about 0.3% Cu with minor gold.

Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito.  TVX Gold discovered the deposit in the mid to late 1990’s. The property was optioned to Valerie Gold (along with El Hito) in 1999 and later acquired by Goldmarca Resources. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. The deposit contains an inner phyllic-argillic-copper core with elevated levels of zinc and gold surrounded by a pyrite-propylite alteration halo. Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes @ approximately 1 g/t Au, 0.12% Cu).

Chinapintza Epithermal Au-Ag-Zn-Pb-Cu Veins and Breccia Pipes: The Chinapintza area (also referred to as the Pachicutza district) is underlain by a intensely altered and mineralized dacitic to rhyolitic porphyries, breccia pipes and associated felsic volcanic tuffs and flows that cover an area of about 16 km² straddling the border with Peru. The subvolcanic intrusive complex was emplaced in sheared basement intrusives and schists along the western edge of a graben infilled with Lower Jurassic volcanics and sediments. The age of the complex is uncertain but limited potassium-argon age dating suggests an upper Lower to Middle Cretaceous age.

The main prospects include Santore, Tres Cemitos, Yaguarzingo, Chinapintz, Pangui and Viche which are centered on the small mining community of Chinapintza, Ecuador, located just across the border from Peru. At Chinapintza and Viche a cluster of breccia pipes have been identified (San José, Pangui, Buena Esperanza, Los Cuyes) which carry disseminated mineralization and are cut by quartz-sulphide veins. Vein swarms and stockwork zones are developed around the pipes over an area 2.5 x 1.0 km in size. Porous acid tuffs adjacent to and overlying the pipes are pervasively mineralized with disseminated to semimassive pyrite.

The veins appear to largely post-date the breccia pipes and generally are considerably higher grade. The veins consist of massive to semimassive pyrite with variable amounts of quartz, native gold, electrum and base metals (Zn>Cu>Pb). Veins vary from <20 cm to occasionally more than 2.0 m in width. Gold grades range from less than 5 grams to more than 60 grams per tonne with an overall average of about 15 g/t. Wall rock alteration is extensive and characterized by illitesericite +/- quartz with a peripheral halo of illite-chlorite.

The surficial oxidized portions of the veins and stockwork zones have been extensively mined by informales who are believed to have recovered between 10 and 80 g/t gold/tonne to a depth of 5 to 10 meters. There are currently estimated to be more than 200 small-scale, independent miners working the area, some of which are mining the deeper, unoxidized portions of the deposits.

The earliest systematic exploration work in the area by was carried out by Prominex U.K. (1980), followed by TVX Gold, Noranda and Teck among others and most recently by Dynasty Metals and Goldmarca Ltd. Dynasty has carried out extensive drilling on their Jerusalem property located near the western edge of the Chinapintza complex. Mineralization is hosted in a swarm of north to northwest-trending veins along the western edge of a subvolcanic porphyry stock. A recent NI 43-101 compliant report released by Dynasty places the combined measured, indicated and inferred resource for Jerusalem at 3,393,000 tonnes grading approximately 12.0 g/t Au (1.3 million ounces) and 95 g/t Ag (10.7 million ounces).

Goldmarca has a large block of ground east of Dynasty and has been evaluating some of the original prospects in and around Chinapintza. Goldmarca have placed the combined resource for various veins, the Los Cuyes breccia and San José breccia at approximately 4.5 million tonnes @ 2.9 g/t gold (420,000 oz).

Mineral Resource and Mineral Reserve Estimates

The property is at an early stage of exploration with no prior drilling.  A significant resource, if present, has yet to be established.

Interpretation and Conclusions

Exploration work carried out by Anglo in 2003 and 2004 has identified a number of excellent exploration targets within the Afrodita concession block, none of which have been drill-tested to date. El Tambo and Casa Quemada are clearly extensions of the Chinapintza mineralized belt which hosts significant epithermal polymetallic vein and hydrothermal breccia deposits on the Ecuadorian side of the border including the Jerusalem project of Dynasty Metals. At El Tambo, mineralization occurs in a swarm of anastomosing vein sets, stockwork zones and hydrothermaltectonic breccias that are exposed over an area at least 500 x 600 meters in size. Veins appear to average about 10 to 11 g/t Au over widths of 10 to100 cm. The average silver grade is estimated to be at least 100 g/t and total base metals better than 2%.

The primary exploration target at El Tambo is high-grade vein mineralization but there is a significant potential for disseminated mineralization in the hydrothermal breccias, stockwork zones adjacent to veins and in the brecciated quartzite along the southern edge of the target area, which when combined with the higher-grade vein mineralization could produce a larger resource amenable to bulk mining. Due to a lack of continuous exposure in the area, the only practical way of evaluating this potential is by trenching or drilling.

El Conguime and Cobra 1 occur along a definite NNE trend which is interpreted to be a major fault zone. The primary target at El Conguime is an Aurelian-type epithermal Au-Ag deposit at depth below a high-level silica cap zone exposed along the eastern flank of El Conguime Peak. The only way of evaluating this target is by drilling.

The Cobra 1 target area is more than 4 km long and open along trend to the NNE. The target is defined by a series of sub-parallel faults associated with wide zones of hydrothermal alteration and anomalous gold geochemistry. The target type is an Aurelian-type deposit at or close to the present surface. The work carried out by Anglo was very coarse and preliminary in nature. Further work will be required in order to refine and prioritize targets prior to drilling.

Anglo was unable to carry out any follow-up work on the Conaime 4 target in 2004 because the concession had inadvertently been allowed to lapse. The concession area has been recovered and now forms part of the Afrodita concession block. Conaime 4 is a Nambija-type oxidized skarn target that occurs on interpreted parallel NNE-trending structure. Initial sampling by Anglo returned anomalous Au-Pb-Zn-W-Sn values in manganiferous skarn and ferruginous, carbonaceous sediments adjacent to the Zamora Batholith.

Very little is known about the other concession blocks (Lahaina, Maravilla, Vicmarama, Pamina). There has been no detailed mapping or documentation of any prior exploration in these areas. The south blocks appear to cover the projected southerly extension of the fault corridor. Remnants of Jurassic volcanics and sediments have been mapped in the area and a large block of Precambrian metamorphic rocks appears to represent a fault-bounded slice of basement preserved beneath a former (eroded) Mesozoic graben. Based on this apparent favourable structural setting, the southern block is considered by the Author to have an excellent exploration potential.

The northern block is underlain mainly by granitic rocks of the Zamora Batholith and is located some distance off of the main structural trend. The area is assigned a lower priority although an initial assessment of the area is warranted.

Work Recommendations

A two-phase exploration program estimate to cost US$4,460,000 is recommended for the Cordillera del Condor project which is, in the opinion of the Author, fully justified by the technical merits of the property.  Because of difficult terrain and difficult access, which will require the extensive use of helicopters during both phases of the recommended program, exploration costs will be significantly higher than would be expected in the road accessible areas in the same region.  In addition, due to a greater degree of uncertainty in the allowing for unforeseen costs and cost overruns, a 20% contingency allowance has been added to both phases of the program.

Phase I, estimated to cost US$2,354,000, consists of three parts:

1.

An initial helicopter-supported program of reconnaissance mapping, prospecting and stream sediment sampling to evaluate on a first-pass basis the Lahaina, Maravilla, Vicmarama and Pamina concessions.

2.

Detailed mapping and sampling on the El Conguime, Cobra 1 and Conaime 4 targets and detailed mapping and sampling of priority targets identified in other areas by the initial reconnaissance work.

3.

3D I.P./resistivity and ground magnetic surveys on El Tambo, El Conguime, Cobra 1, Conaime 4 and other targets of merit identified by the reconnaissance and follow-up work completed in stages 1 and 2.  The geophysical surveys will help refine and better define target areas prior to drilling (all of the deposit types in the district are associated with abundant sulphide and commonly contain abundant silica, e.g. FDN, which make I.P./resistivity a logical choice to evaluate target areas).

Phase II, which is contingent upon the results of Phase I, is a 6,000 metre initial diamond drill program estimated to cost US$2,106,000.  A minimum of 14 holes should be drilled to test the El Tambo, El Conguime, Conaima 4 and Cobra 1 targets, with a contingent for an additional ten holes to test other targets developed during Phase I.  Drill hole priorities, hole locations and target depths would be determined after the completion of Phase I.

Organizational Structure

We have one wholly-owned subsidiary, Dorato Peru S.A.C., a private company incorporated in Peru on April 25, 2007.

Property, Plants and Equipment

Our principal executive offices and corporate offices are located in Vancouver, British Columbia where we rent approximately 800 square feet at a monthly rent of $930 US (CDN$1,150).  We do not have any material tangible fixed assets,

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our plans over the next twelve months consist primarily of carrying out the first phase of exploration on our Peruvian properties.

We have sufficient working capital to meet our current general and administrative expenses for the next eighteen months, as well as additional capital to carry out the first phase of exploration on our Peruvian properties.

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Operating Results

We incurred a net loss of $273,121 for the fiscal year ended January 31, 2008, compared to a loss of $79,383 for the fiscal year ended January 31, 2007.  There was a 111% increase in operating expenses incurred during the fiscal year ended January 31, 2008 compared with the operating expenses incurred during the fiscal year ended January 31, 2007 as a result of the increased activity during fiscal 2008 related to our change of business, acquisition of our mineral properties and completion of the CDN$10,200,000 private placement.  The general and administrative expenses incurred during fiscal 2008 primarily consisted of consulting fees of $37,717 (2007 - $26,411), professional fees of $62,149 (2007 - $21,611), rent of $13,012 (2007 - $12,171), filing fees of $9,550 (2007 - $8,714), transfer agent fees of $4,683 (2007 - $5,685), sponsorship fees of $47,174 (2007 - $Nil), travel and entertainment of $4,877 (2007 - $Nil), and office and general of $2,697 (2007 - $8,418).

Liquidity and Capital Resources

We had cash and cash equivalents of $5,851,179 as of January 31, 2008, compared to $361,726 at January 31, 2007, representing an increase of $5,489,453.  We had a working capital of $5,638,124 as of January 31, 2008, compared to a working capital of $357,735 as of January 31, 2007.

The increase in cash on hand and resultant increase in working capital was the result of subscriptions received prior to year end for our recently completed private placement of 17,000,000 common shares at a price of CDN$0.60 per share.

As of our fiscal year ended January 31, 2008 we did not have sufficient funds on hand to fund our current operations over the next 12 month period.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We recently completed a private placement of 17,000,000 common shares at a price of CDN$0.60 per share in conjunction with our acquisition of our mineral properties, which funds, together with working capital, will be used to pay the estimated expenses of the change of business and private placement financing of $130,000, to pay property payments for the mineral properties of $1,920,000, to carry out the recommended Phase I of the exploration program of $2,354,000, for general and administrative expenses for 18 months of $250,000, with unallocated working capital of approximately $5,900,002.

We may require additional working capital in order to continue exploration and development of our mineral properties.  There is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken in the future will be negotiated by management as opportunities to raise funds arise.

During the year ended January 31, 2008 we issued an aggregate of 2,200,000 common shares pursuant to the exercise of share purchase warrants at a price of CDN$0.30 per share and as of the year ended January 31, 2008 we had received subscriptions for $5,337,680 pursuant to our recently completed private placement of 17,000,000 common shares at a price of CDN$0.60 per share.

During the fiscal year ended January 31, 2007 we raised an aggregate of $420,561 from a private placement of 2,200,000 units at a price of $0.19 (CDN$0.225) per unit.  We also concurrently issued an aggregate of 1,155,625 common shares to two creditors in settlement of outstanding indebtedness in the sum of CDN$260,015.

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

Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Vicmarama Property, Peru	$250,000 750,000 shares	$100,000 250,000 shares	250,000 shares	N/A	N/A
Maravilla Property, Peru	$300,000 1,500,000 shares	500,000 shares	750,000 shares	N/A	N/A
Lahaina 1 Property, Peru	$270,000 3,400,000 shares	1,000,000 shares	2,000,000 shares	N/A	N/A

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Lahaina 2 Property, Peru	$400,000 1,500,000 shares	$200,000 500,000 shares	750,000 shares	N/A	N/A
Afrodita Property, Peru	$8,000,000 3,000,000 shares	$2,000,000	$5,000,000	N/A	N/A

Safe Harbor

Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Anton J. Drescher (1)	Director, CEO and President	51	December 1998
Gerhard Drescher (1)	Director	45	July 7, 2000
Rowland Perkins (1)	Director	53	January 21, 2005
Jeffrey Pontius	Director	53	April 24, 2008
Donna M. Moroney	Corporate Secretary and CFO	48	December 20, 2004
(1) Member of Audit Committee

Anton Drescher and Gerhard Drescher, both directors, are brothers.  There is no other family relationship between any of the above named directors or officers.

Anton (Tony) J. Drescher has served as director since December 1998 and was appointed as President and Chief Executive Officer in December 2004.  During the past 5 years to present, Mr. Drescher has provided administrative and consulting services in his capacity as President and a director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada since 1978.  Mr. Drescher also currently serves as a director and/or officer of the following TSX.V listed companies: International Tower Hill Mines Ltd., Trevali Resources Corp. and USA Video Interactive Corp.  He also serves as a director of Ravencrest Resources Inc., a public company reporting in British Columbia.  Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974.  He also obtained his Certified Management Accountant's designation in October 1981.

Gerhard (Gary) Jakob Drescher has been a director since July 7, 2000.  Since 1989 Mr. Drescher has been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm.

Rowland Perkins has been a director since January 2005.  Mr. Perkins is also a director of USA Video Interactive Corp., Waymar Resources Ltd. and International Tower Hill Mines Ltd., all of which are TSX.V listed companies.  He has been President and a director of eBackup Inc., of Calgary, Alberta, since 2001.  He was previously the Alberta Regional Manager of Securitinet Storage Solutions from 1999 to 2001, Vice-President of Simul Corp. from 1997 to 1999 and President of Franchise Network from 1994 to 1997.

Jeffrey Pontius – Mr. Pontius was appointed as a director on April 24, 2008.  He is a geologist and is President and CEO of International Tower Hill Mines Ltd., a TSX.V listed company and a director of Wealth Minerals Ltd. and Skygold Ventures Ltd., both TSX.V listed companies.

Donna M. Moroney has been our Corporate Secretary since January 2005.  Ms. Moroney has been a self-employed consultant, providing regulatory compliance and corporate secretary services to public companies since 1992 and has been an instructor of corporate/securities law for paralegals.  Ms. Moroney serves as Corporate Secretary of the following TSX.V listed companies:  Anglo-Canadian Uranium Corp. and Greenshield Resources Limited.  She also serves as Corporate Secretary of Ravencrest Resources Inc., a public company reporting in British Columbia.

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

The following table identifies, as of July 9, 2008, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	USA Video Interactive Corp. International Tower Hill Mines Ltd. Trevali Resources Corp. Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural resource Natural resource	CFO, Sec & Dir Director CEO, Pres & Dir. Pres & Dir
Rowland Perkins	USA Video Interactive Corp. Waymar Resources Ltd. International Tower Hill Mines Ltd.	Video-on-Demand Natural resource Natural resource	Director Director Director
Jeffrey Pontius	International Tower Hill Mines Ltd. Wealth Minerals Ltd. Skygold Ventures Ltd.	Natural resource Natural resource Natural resource	Pres & Dir Director Director
Donna M. Moroney	Anglo-Canadian Uranium Corp. Ravencrest Resources Inc. Greenshield Explorations Limited	Natural resource Natural resource Natural resource	Corp. Sec. Corp. Sec. & CFO Corp. Sec & CFO

Executive Compensation

The following table sets out compensation information for the fiscal years ended January 31, 2008, January 31, 2007 and January 31, 2006 for our directors and members of our administrative, supervisory or management bodies.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
NEO Name and	Fiscal				Securities			All
Principal	Year			Other	Under	Shares or		Other
Position	End	Salary	Bonus	Annual	Options/	Units Subject	LTIP	Compen-
		($)	($)	Compen-	SARs	to Resale	Payouts	sation ($)
				sation ($)	Granted	Restrictions	($)
					(#)	($)

Anton J. Drescher	2008	Nil	Nil	(1) 38,092	Nil	Nil	Nil	Nil
CEO and President	2007	Nil	Nil	(1) 28,869	Nil	Nil	Nil	Nil
	2006	Nil	Nil	(1) 28,964	Nil	Nil	Nil	Nil

Donna M. Moroney	2008	Nil	Nil	(2) 9,101	Nil	Nil	Nil	Nil
CFO and Corporate	2007	Nil	Nil	(2) 7,418	Nil	Nil	Nil	Nil
Secretary	2006	Nil	Nil	(2) 6,544	Nil	Nil	Nil	Nil

(1)

Includes management fees of $27,767 (2007:  $26,411; 2006: $25,936) and professional fees of $10,325 (2007:  $9,876; 2006: $3,028).

(2)

Consulting fees.

The total compensation paid to our directors and senior officers for fiscal 2008 was $47,193 (2007:  $36,287) (2006:  $35.508).  The directors did not receive any compensation for their service as such.

Long Term Incentive Awards

We do not have any long term incentive plan awards defined as "any plan providing compensation intended to motivate performance” over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

Option/Stock Appreciation Right (“SAR”) Grants and Repricings

During the Most Recently Completed Financial Year

During the financial year ended January 31, 2008 no option grants were made to our executive officers.

Aggregated Option Exercises During the Most Recently Completed

Financial year and Finacial year-End Option/SAR Values

No stock options were exercised during the fiscal year ended January 31, 2008 and no stock options were outstanding as of the year ended January 31, 2008.

Pension Plan

We do not provide retirement benefits for our directors or executive officers.

Director Compensation

Cash Compensation

We do not compensate our directors in their capacities as such, although our directors are reimbursed for their expenses incurred in connection with their services as directors.

Non-Cash Compensation

No stock options were granted by us during the financial year ended January 31, 2008 to our directors who are not executive officers.

No stock options were exercised during the fiscal year ended January 31, 2008 by our directors who are not executive officers.

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

Share Ownership

The following table sets out the number of shares held by our directors and members of our administrative, supervisory or management bodies as of July 9, 2008 and percentage of those shares outstanding of that class.

Name (1)	Common Shares Owned (2)	Percentage of Class
Anton J. Drescher (3)	1,784,221	6.4%
Rowland Perkins (4)	37,000	<1%
Gerhard J. Drescher (5)	37,000	<1%
Jeffrey Pontius	200,000	<1%
Donna M. Moroney (6)	60,000	<1%
All Executive Officers and Directors as a Group (three persons)		7.58%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)

The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Of these shares, 1,245,221 are held subject to escrow restrictions for a period f 18 months, to be released in equal tranches at six month intervals from the Approval Date, being April 24, 2008.

(4)

Of these shares, 25,000 are held subject to escrow restrictions for a period f 18 months, to be released in equal tranches at six month intervals from the Approval Date.

(5)

Of these shares, 25,000 are held subject to escrow restrictions for a period f 18 months, to be released in equal tranches at six month intervals from the Approval Date.

(6)

Of these shares, 45,000 are held subject to escrow restrictions for a period f 18 months, to be released in equal tranches at six month intervals from the Approval Date.

Options and Other Rights to Purchase Securities

We are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, senior officers and key employees and consultants at prices set in accordance with the policies of the TSX.V pursuant to our 2007 Stock Option Plan.  Pursuant to the policies of the TSX.V, we must seek shareholder approval to our plan at each annual meeting.  Options are typically exercisable for a period of up to 5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the company. As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.  A copy of the 2007 Stock Option Plan is attached to this Form 20-F as Exhibit 4.14.

Warrants

We do not currently have any common share purchase warrants outstanding.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by our directors and senior officers as a group is 1,540,221 common shares, representing 5.50% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of July 9, 2008, there were 27,968,187 shares of our common stock (without par value) issued and outstanding.

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	No. of Shares Owned	Percent of Class
Carlos Ballon Barraza	Direct	6,350,000	22.70%
Anton J. Drescher (1)	Direct	1,784,221	6.4%

(1)

Of these shares, 1,245,221 are held subject to escrow restrictions for a period f 18 months, to be released in equal tranches at six month intervals from the Approval Date, being April 24, 2008.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at July 9, 2008:

Total Number of	Number of	Number of Common	Percentage of
Holders	Canadian	Shares Held in	Common Shares
	Holders	Canada	Held in Canada
434	130	18,787,569	67.18%

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at July 9, 2008:

Total Number of	Number of	Number of Common	Percentage of
Holders	U.S. Holders	Shares Held in the	Common Shares Held
		U.S.	in the U.S.
434	271	3,781,490	13.52%

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

Related Party Transactions

During the fiscal year ended January 31, 2008 and January 31, 2007, we entered into the following transactions with related parties:

(a)

Consulting fees were paid to a company controlled by a director and officer of $36,868 (2007 - $26,411).

(b)

Professional fees of $10,325 (2007 - $9,876) were charged by a company controlled by a director and a company controlled by an officer.

Included in accounts payable as at January 31, 2008 is $4,103 (2007 - $1,216) owing for fees and expenses to a director and a company controlled by a director.

During the year ended January 31, 2007 we settled debt owing to a director totaling $214,399 by the issuance of 1,122,132 common shares at a price of CDN$0.225 ($0.19 US) per share.

It is the opinion of management that the terms of these transactions are favourable to us and in our best interest.  Management also believes that we could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

With the exception of the above noted related party transactions, there are no material interests, direct or indirect, of our directors, senior officers or shareholders who beneficially own, directly or indirectly, more than 5% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since February 1, 2007 or in any proposed transaction which has materially affected or will materially affect us.

Indebtedness of Directors, Officers, Promoters and Other Management

During the fiscal years ended January 31, 2008, 2007, and 2006, none of the following were indebted to us:

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

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See our audited consolidated financial statements for the fiscal year ended January 31, 2008 attached hereto.

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

Significant Changes

We entered into five agreements with several different vendors to acquire options to earn interests in several prospective mineral exploration properties located in Peru. Our acquisition of the mining property options will constituted a change of business to the mining sector, which triggered certain filing requirements by the TSX.V.

We have fulfilled the TSX.V requirements and on April 24, 2008 we received TSX.V approval to our change of business, the acquisition of our mineral properties.  Concurrent with the approval of the change of business, we completed a private placement of 17,000,000 common shares at a price of CDN$0.60 per share.  Accordingly, we were reactivated from our “inactive issuer” status with the NEX and our listing was transferred from the NEX to the TSX.V (Tier 2), effective April 25, 2008.

There have been no other significant changes since the date of our annual financial statements, other than as discussed in this Form 20-F Annual Report.

Legal Proceedings

None.

ITEM 9.    THE OFFER AND LISTING

Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the NEX (until April 24, 2008 and subsequently on the TSX.V):

Year	High	Low
2008	$2.40	$0.67
2007	0.99	0.30
2006	0.48	0.22
2005	0.64	0.22
2004	0.48	0.16

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the NEX (until April 24, 2008 and subsequently on the TSX.V):

Quarter Ended	High	Low
January 31, 2008	$2.40	$1.29
October 31, 2007	0.85	0.67
July 31, 2007	1.00	0.76
April 30, 2007 *	0.70	1.08
January 31, 2007	0.99	0.70
October 31, 2006	0.99	0.495
July 31, 2006	0.50	0.37
April 30, 2006	0.50	0.29
* No trades - prices listed are bid and ask prices.

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the NEX (until April 24, 2008 and subsequently on the TSX.V):

Month	High	Low
June 2008	$1.65	$1.31
May 2008	1.75	1.40
April 2008	1.83	1.50
March 2008	2.10	1.50
February 2008	2.37	1.80
January 2008	2.40	1.75

Markets

Our common shares are listed on the TSX.V, under the trading symbol “DRI.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We are also quoted on OTC Pink Sheets Electronic Quotation under the trading symbol “DRIFF”.

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

Material Contracts

We have entered into the following material contracts during the previous two years:

1.

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.

2.

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.

3.

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.

4.

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.

5.

Option Agreement between our wholly-owned subsidiary, Dorato Peru S.A.C., with the sole shareholders of Compania Minera Afrodita S.A.C. dated October 18, 2007, whereby we were granted the option to purchase all of the shares of Afrodita.

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

Sell or Exchange of Common Shares to Third Parties

The sale or exchange of common shares to third parties (“Sale”) produces capital gain income or loss equal to the difference between the proceeds received on Sale and the original purchase cost to the holder of the shares.  Capital gain will be classified and taxed in one of three ways.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Our auditors for our financial statements for each of the preceding three years was BDO Dunwoody LLP, Chartered Accountants (formerly Amisano Hanson), of #604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, Canada.   Their audit report for the fiscal years ended January 31, 2008 and 2007 are included with the related financial statements in this Form 20-F Annual Report statement with their consent.

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

Use of Proceeds

Not applicable

ITEM 15.      CONTROLS AND PROCEDURES

As of our year ended January 31, 2008 ("Date of Evaluation"), an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").  Based on such evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission

As at January 31, 2008, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F annual report.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that we shall have at least one audit committee financial expert (as defined in Item 16A of Form 20-F).  Anton J. Drescher is a Certified Management Accountant.  Rowland Perkins and Gerhard Drescher have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.  Anton J. Drescher is a senior officer so he is not independent.  Both Rowland Perkins and Gerhard Drescher are independent.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by BDO Dunwoody LLP (formerly Amisano Hanson), Chartered Accountants, for the audit of our annual financial statements for the years ended January 31, 2008 and 2007 and fees billed for other services rendered by BDO Dunwoody LLP, Chartered Accountants, during those periods.

Year ended January 31	2008	2007
Audit fees	$17,956	$9,869
Audit-related fees	$0	$0
Tax fees	$0	$0
All other fees (1)	$6,090	$2,347

Total	$24,046	$12,216

(1)

Other fees consist primarily of the aggregate fees billed for professional services rendered by BDO Dunwoody LLP, Chartered Accountants, related to reviews of our unaudited quarterly financial statements.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.  PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Auditors’ Report dated May 28, 2008.

Consolidated Balance Sheets at January 31, 2008 and January 31, 2007.

Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2008, January 31, 2007 and January 31, 2006.

Consolidated Statements of Cash Flows for the years ended January 31, 2008, January 31, 2007 and January 31, 2006.

Consolidated Statements of Stockholders Equity for the period ended January 31, 1982 to January 31, 2007.

Notes to the Consolidated Financial Statements for the years ended January 31, 2008 and January 31, 2007.

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

1.1(1)	Certificate of Incorporation dated May 26, 1981.

1.2(1)	Memorandum filed with the British Columbia Registrar of Companies (the "Registrar") on May 26th, 1981.

1.3(1)	Articles of Incorporation of the Issuer dated May 26, 1981.

1.4(1)	Special Resolution dated September 1, 1981 approving change of name from Force Energy Ltd. to Force Resources Ltd.

1.5(1)	Certificate of Change of Name from Registrar dated September 10, 1981 changing name from Force Energy Ltd. to Force Resources Ltd.

1.6(1)	Special Resolution dated November 29, 1994 approving change of name from Force Resources Ltd. to Force Technologies Inc.

1.7(1)	Certificate of Change of Name from Registrar dated December 1, 1994 changing name from Force Resources Ltd. to Force Technologies Inc.

1.8(1)	Special Resolution dated September 25, 1997 approving change of name from Force Technologies Inc. to Glassmaster Industries Inc.

1.9(1)	Certificate of Change of Name from Registrar dated October 31, 1997 changing name from Force Technologies Inc. to Glassmaster Industries Inc.

1.10(1)	Special Resolution dated September 25, 1997 approving a subdivision of the share capital on a one for two basis.

1.11(1)	Application for Certificate of Registration and Articles of Continuance into the State of Wyoming filed April 24, 1998.

1.12(1)	Articles of Incorporation and Articles of Continuance of incorporation from British Columbia to Wyoming dated April 24, 1998 from Secretary of State for Wyoming.

1.13(1)	Articles of Correction filed January 7, 1999 changing authorized share capital from 50,000,000 to 100,000,000.

1.14(1)	Articles of Amendment (by Shareholders) filed January 20, 2000 changing name from Glassmaster Industries Inc. to Interlink Systems Inc. and ten for one reverse stock split.

1.15(1)	Articles of Amendment (by Shareholders) dated January 20, 2000.

1.16(1)	Articles of Amendment to Articles of Incorporation filed July 28, 2000 changing name from Interlink Systems Inc. to iQuest Networks Inc.

1.17 (1)	Articles of Amendment (by Shareholders) filed July 28, 2000 (two for one reverse stock split).

1.18 (1)	Articles of Amendment (by Shareholders) filed July 28, 2000.

1.19*	Articles of Amendment (by Shareholders) filed October 28, 2003 regarding four for one reverse stock split and change of name from iQuest Networks Inc. to Quest Ventures Inc.

1.20*	Articles of Amendment (by Shareholders) filed April 24th, 2006 regarding two for one reverse stock split and change of name from Quest Ventures Inc. to Dorato Resources Inc.

1.21(2)	Continuation Application and Notice of Articles filed August 21, 2006 regarding continuation of incorporation into British Columbia from Wyoming.

1.22(2)	New form of Articles approved on August 9th, 2006.

4.1(1)	Amended Term Sheet dated June 1, 2000 between with iNoize.

4.2(1)	Subscription Agreement dated September 28, 2000 between the Issuer and iNoize whereby the Issuer purchased 2,500,000 common shares of iNoize.

4.3(1)	Shareholders' Agreement dated September 28, 2000 among the Issuer, iNoize and the shareholders of iNoize.

4.4(1)	Technology License and Website Hosting and Management Agreement dated November 15, 2000 between the Issuer and iNoize.

4.5(1)	Subscription Agreement dated May 25, 2001 between iNoize and the Issuer whereby the Issuer subscribed for 1,875,000 Class B common shares of iNoize.

4.6(1)	2001 Stock Option Plan adopted July 20, 2001.

4.7*	License Agreement dated January 23, 2002 with Broadcast Music Inc.

4.8*	Asset Purchase Agreement dated March 30th, 2005 with Mystic Development Corporation whereby we sold our interest in a 46 2/3% interest in the outstanding shares of iNoize.

4.9	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.

4.10	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.

4.11	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.

4.12	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.

4.13	Option Agreement between our wholly-owned subsidiary, Dorato Peru S.A.C., with the sole shareholders of Compania Minera Afrodita S.A.C. dated October 18, 2007, whereby we were granted the option to purchase all of the shares of Afrodita.

4.14	2007 Stock Option Plan

8.1	Subsidiaries of the registrant:

Dorato Peru S.A.C. incorporated in Peru on April 25, 2007

31.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1(2)	2006 Stock Option Plan

99.2(2)	Code of Ethics

99.3	Report (Revised) on the Cordillera del Condor Property Departamento de Amazonas Peru by G.D. Belik, P. Geo., dated January 28, 2008

(1)

Incorporated by reference from our Registration Statement on Form 10SB-12G filed on May 3rd, 2002 with the Securities and Exchange Commission.

(2)

Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/      Anton J. Drescher

By:

Anton J. Drescher,

President

Date:      July 29, 2008

DORATO RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008 and 2007

(Stated in US Dollars)

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of,

Dorato Resources Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Dorato Resources Inc. (An Exploration Stage Company) as at January 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for each of the years in the three year period ended January 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2008, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
May 28, 2008, except for Notes 9 and 10 which are dated as of July 14, 2008

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated May 28, 2008, except for Notes 9 and 10 which are dated as of July 14, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
May 28, 2008, except for Notes 9 and 10 which are dated as of July 14, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

DORATO RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

January 31, 2008 and 2007

(Stated in US Dollars)

ASSETS	2008	2007

Current
Cash and cash equivalents	$5,851,179	$361,726
Amount receivable	37,103	1,055
Prepaid expenses	2,020	1,673

	5,890,302	364,454
Equipment – Note 3	12,028	803
Mineral properties – Note 4 and Schedule 1	473,610	-

	$6,375,940	$365,257

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$252,178	$6,719

STOCKHOLDERS’ EQUITY

Capital stock – Notes 4, 6 and 9
Authorized:
100,000,000 common shares without par value
Issued:
6,818,187 common shares (2007: 4,618,187 common shares)	6,512,234	5,853,686
Shares subscribed – Note 9	5,337,680	-
Deficit	(5,736,462)	(5,463,341)
Accumulated other comprehensive loss – Note 2	10,310	(31,807)

	6,123,762	358,538

	$6,375,940	$365,257

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 4, 6 and 9

Subsequent Events – Notes 4 and 9

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the years ended January 31, 2008, 2007 and 2006

(Stated in US Dollars)

	2008	2007	2006

General and administrative expenses
Amortization of equipment	$2,040	$1,147	$1,350
Bank charges	517	-	-
Consulting fees – Note 5	37,717	26,411	36,849
Filing fees	9,550	8,714	6,894
Foreign exchange	(6,732)	-	-
Office and general	2,697	8,418	2,808
Professional fees – Note 5	62,149	21,611	15,713
Rent	13,012	12,171	11,447
Sponsorship fees	47,147	-	-
Transfer agent fees	4,683	5,685	3,240
Travel and entertainment	4,877	-	1,206

Loss before non-operating items	(177,657)	(84,157)	(79,507)

Non-operating items:
Property investigation costs	(123,441)	-	-
Interest income	27,977	4,774	-

Net loss for the year	(273,121)	(79,383)	(79,507)

Other comprehensive income
Foreign currency adjustments	42,117	-	-

Comprehensive loss for the year	$(231,004)	$(79,383)	$(79,507)

Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.06)

Weighted average number of shares outstanding	5,399,532	2,415,721	1,262,562

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended January 31, 2008, 2007 and 2006

 (Stated in US Dollars)

	2008	2007	2006

Cash flow used in Operating Activities
Net loss for the year	$(273,121)	$(79,383)	$(79,507)
Items not involving cash:
Amortization of equipment	2,040	1,147	1,350
Changes in non-cash working capital balances
consist of:
Amount receivable	(36,048)	765	376
Prepaid expenses	(347)	(681)	(94)
Accounts payable and accrued liabilities	245,459	(9,521)	(20,083)

Net cash used in operating activities	(62,017)	(87,673)	(97,958)

Cash flow used in Investing Activities:
Acquisition of mineral properties	(473,610)	-	-
Purchase of capital assets	(13,265)	-	-

Net cash used in investing activities	(486,875)	-	-

Cash Flow provided by Financing Activities:
Common shares issued for cash	658,548	420,561	-
Common shares subscribed	5,337,680	-	-
Due to related parties	-	21,000	110,068
Loan payable	-	-	443

Net cash provided by financing activities	5,996,228	441,561	110,511

Effect of foreign currency translation	42,117	6,387	(11,162)

Net increase in cash	5,489,453	360,275	1,391

Cash and cash equivalents, beginning of the year	361,726	1,451	60

Cash and cash equivalents, end of the year	$5,851,179	$361,726	$1,451

Cash and cash equivalents consist of:
Cash	$746,368	$17,455	$1,451
Term deposits	5,104,811	344,271	-

	$5,851,179	$361,726	$1,451

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

for the year ended January 31, 2006, 2007 and 2008

(Stated in US Dollars)

							Accumulated
		Common				Cumulative	Other
	Number	Stock		Shares		Translation	Comprehensive
	of Shares	Price	Amount	Subscribed	Deficit	Adjustment	Income (loss)	Total

Balance, January 31, 2005	1,262,562		$5,212,211	-	$(5,304,451)	$(27,032)	$-	$(119,272)
Net loss for the year	-		-	-	(79,507)	-	-	(79,507)
Foreign exchange adjustment	-		-	-	-	(11,162)	-	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	-	(5,383,958)	(38,194)	-	(209,941)
Private placement	2,200,000	$0.19	420,561	-	-		-	420,561
Debt settlement	1,155,625	$0.19	220,914	-	-		-	220,914
Net loss for the year	-		-	-	(79,383)		-	(79,383)
Foreign exchange adjustment	-		-	-	-	6,387	-	6,387

Balance, January 31, 2007	4,618,187		5,853,686	-	(5,463,341)	(31,807)		358,538
Change in accounting policy – Note 2	-		-	-	-	31,807	(31,807)	-

Balance, February 1, 2007	4,618,187		5,853,686	-	(5,463,341)	-	(31,807)	358,538
Share purchase warrants	2,200,000	$0.30	658,548	-	-		-	658,548
Shares subscribed	-		-	5,337,680	-		-	5,337,680
Net loss for the year	-		-	-	(273,121)		-	(273,121)
Foreign exchange adjustment	-		-	-	-	-	42,117	42,117

Balance, January 31, 2008	6,818,187		$6,512,234	$5,337,680	$(5,736,462)	$-	$10,310	$6,123,762

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

Schedule 1

DORATO RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended January 31, 2008

(Stated in US Dollars)

Peru
Acquisition costs:
Balance, January 31, 2007	$-
Additions	447,332
447,332
Exploration costs:
Balance, January 31, 2007	-
Camp procurement, fieldwork, expediting and other costs	6,860
Geological and consulting	9,134
Transportation	10,284
26,278
Balance, January 31, 2008	$473,610

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008 and 2007

(Stated in U.S. Dollars)

Note 1

Nature of Operations and Ability to Continue as a Going Concern

Dorato Resources Inc. (the “Company”) is a public company in the exploration stage and is listed on the NEX Board of the TSX Venture Exchange (Note 9).  During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus of developing its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties (Note 4).

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

On August 21, 2006, the Company continued its corporate jurisdiction from the State of Wyoming into the Province of British Columbia.  As a result of the Company’s continuation of its incorporation from Wyoming into British Columbia and as it meets the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the United States Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing in the United States of America as a domestic issuer under Section 13 or 15(d) the Exchange Act, the Company now files as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  The Company files in Canada as a Securities and Exchange issuer in accordance with National Instrument 52-107, Part 4.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 2

Note 1

Nature of Operations and Ability to Continue as a Going Concern – (cont’d)

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At January 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $5,736,462 since inception, has working capital of $5,638,124 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses in the development of its business, all of which casts substantial doubt about its ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation

The consolidated financial statements includes the accounts of Dorato Resources Inc and its wholly owned subsidiary Dorato Peru S.A.C., a company incorporated on April 25, 2007 under the laws of Peru.  Significant inter-company transactions and accounts have been eliminated in consolidation.

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

Mineral Properties – (cont’d)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

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

Foreign Currency Translation

Translation of foreign currency financial transactions are translated as follows:

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

Foreign Currency Translation – (cont’d)

Translation of foreign currency financial statements are translated as follows:

Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the period-end and capital accounts are translated at historical rates.  Income statement accounts are translated at the average rates of exchange prevailing during the period.  Translation adjustments from the use of differing exchange rates from period to period were included in the accumulated other comprehensive income (loss) account in stockholders’ equity, if applicable.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

Change in Accounting Policies

a)

Financial Instruments

The Company follows CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 5

Note 2

Summary of Significant Accounting Policies – (cont’d)

Change in Accounting Policies – (cont’d)

a)

Financial Instruments – (cont’d)

As a result of adopting this new standard, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative Translation Adjustment” to “Accumulated Other Comprehensive Income (Loss)”.

Section 3251 establishes standards on the presentation of equity and changes in equity require a separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading which are measured at fair value, its accounts receivable and account payable as loans and receivables and other financial liabilities respectively, which are measured at amortized cost.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 6

Note 2

Summary of Significant Accounting Policies – (cont’d)

Change in Accounting Policies– (cont’d)

b)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective February 1, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

c)

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 7

Note 2

Summary of Significant Accounting Policies – (cont’d)

Change in Accounting Policies– (cont’d)

d)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

New Accounting Pronouncements

a)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 8

Note 2

Summary of Significant Accounting Policies – (cont’d)

New Accounting Pronouncements – (cont’d)

b)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning February 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Note 3

Equipment

	2008
		Accumulated
	Cost	Amortization	Net

Office equipment	$25,871	$13,843	$12,028

	2007
		Accumulated
	Cost	Amortization	Net

Office equipment	$12,606	$11,803	$803

Note 4

Mineral Properties – Schedule 1

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral properties and, to the best of its knowledge, title to its project is in good standing. However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects. In addition, the Company is unable to determine the current and net recoverable amount of its mineral properties and consequently, a contingent loss may exist.  The amount of the contingent loss is not determinable.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 9

Note 4

Mineral Properties – Schedule 1 – (cont’d)

The Company entered into five option agreements to earn a 100% interest in 64 mineral mining concessions located in Peru (the “Mineral Claims”).  As consideration for the Mineral Claims, the Company agreed to issue 10,150,000 common shares in stages and pay a total of US $9,220,000 as follows:

i)

The Company has the option to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, the Company agreed to issue a total of 750,000 common shares of which 250,000 shares were issued subsequent to January 31, 2008 and the remaining 500,000 shares will be issued over the twenty-four months following April 24, 2008.  The Company also agreed to pay $250,000 as additional consideration for the Vicmarama Property of which $150,000 was paid subsequent to January 31, 2008 and $100,000 will be paid over the twelve months following April 24, 2008.

ii)

The Company has the option to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 13,400 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, the Company agreed to issue a total of 1,500,000 common shares of which 250,000 shares were issued subsequent to January 31, 2008 and the remaining 1,250,000 shares will be issued over the twenty-four months following April 24, 2008.  The Company also paid $300,000 as additional consideration subsequent to January 31, 2008.

iii)

The Company has the option to earn 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, the Company agreed to issue a total of 1,500,000 common shares of which 250,000 shares were issued subsequent to January 31, 2008 and the remaining 1,250,000 shares will be issued over twenty-four months following April 24, 2008.  The Company also agreed to pay $400,000 as additional consideration for the Lahaina 2 Property, of which $200,000 was paid subsequent to January 31, 2008 and the remaining $200,000 will be paid over the twelve months following April 24, 2008.

iv)

The Company has the option to earn 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, the Company agreed to issue 3,400,000 common shares, of which 400,000 shares were issued subsequent to January 31, 2008 and the remaining 3,000,000 shares will be issued over the thirty-six months following April 24, 2008.  The Company also paid $270,000 as additional consideration for the Lahaina 1 Property subsequent to January 31, 2008.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 10

Note 4

Mineral Properties – Schedule 1 – (cont’d)

v)

The Company entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 common shares which were issued subsequent to January 31, 2008 and the payment of $8,000,000 payable over thirty-six months (paid $50,000; paid $950,000 subsequent to January 31, 2008) following April 24, 2008.

Note 5

Related Party Transactions

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

	2008	2007	2006
Consulting fees	$36,868	$26,411	$25,936
Professional fees	10,325	9,876	3,028
	$47,193	$36,287	$28,964

These expenditures are measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable at January 31, 2008 is $4,103 (2007:  $1,216; 2006:  $1,338) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Due to related parties consist of advances from a director and an insider of the Company.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6

Capital Stock – Notes 1, 4 and 9

On September 26, 2006, the Company issued 2,200,000 units at $0.19 (CDN$0.225) per unit for total proceeds of $420,561.  Each unit consisted of one common share and one share purchase warrant.  Each warrant entitled the holder the right to purchase one common share of the Company at $0.30 (CDN$0.30) per share.  During the year ended January 31, 2008, the warrants were exercised and the Company issued 2,200,000 common shares.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 11

Note 6

Capital Stock – Notes 1, 4 and 9 – (cont’d)

The summary of the status of these purchase warrants is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance as at January 31, 2006	-	-
Granted	2,200,000	$0.30

Balance as at January 31, 2007	2,200,000	$0.30
Exercised	(2,200,000)	$0.30

Balance as at January 31, 2008	$-

Note 7

Income Taxes

A reconciliation between the Company’s income tax provision computed at statutory rates to the reported income tax provisions as follows:

	2008	2007

Statutory tax rate	33.90%	34.12%

Loss before income taxes	$(273,121)	$(79,383)

Expected income tax recovery	$(93,000)	$(27,000)
Decrease in income tax recovery resulting from:
Foreign income taxed at other than Canadian
statutory rates	6,100	-
Permanent difference	-	13,100
Effect of reduction in statutory rate	16,100	-
Valuation allowance	70,800	13,900

	$-	$-

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 12

Note 7

Income Taxes – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2008	2007

Future income tax assets
Non-capital losses carried forward	$62,000	$17,000
Equipment	1,000	-
Mineral properties and deferred exploration	36,000	-
Valuation allowance for future income tax assets	(99,000)	(17,000)

Net future income tax assets	$-	$-

The Company has recorded a valuation allowance against net future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize all the net future tax assets.

The Company has accumulated non-capital losses in Canada totalling CDN$200,000 that are available to offset future years’ taxable income.  These losses expire as follows:

2027	CDN$	50,000
2028		150,000

	CDN$	200,000

Subject to certain restrictions, the Company has mineral property expenditures and net operating losses of S./2,000,000 Pen in Peru that are available to offset future years’ taxable income definitely.

No provision for future income tax assets has been reported for net operating loss carry-forwards in the United States of $1,346,710 as the Company has been continued in the BC and is no longer taxable in the United States.  These losses will not be available to the Company.

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

a)

During the year ended January 31, 2007, the Company settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (CDN$0.225) per share.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 13

Note 8

Non-cash Transactions – (cont’d)

b)

During the year ended January 31, 2007, the Company settled the debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (CDN$0.225) per share.

These transactions were excluded from the statements of cash flows.

Note 9

Subsequent Event – Note 4

i)

Subsequent to January 31, 2008, the Company received $4,844,080 (CDN$4,850,552) pursuant to the private placement of 17,000,000 common shares of the Company at CDN$0.60 per share.  At January 31, 2008, $5,337,680 (CDN$5,349,448) was received in respect to this private placement.

ii)

Subsequent to January 31, 2008, the Company’s listing was moved from the NEX Board of the TSX Venture Exchange to the TSX Venture Exchange Tier 2 listing.

Note 10

Differences Between Canadian and United States Generally Accepted Accounting

Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and guidelines generally accepted in the United States of America (“US GAAP”).

The Company’s CDN GAAP differ from US GAAP as follows:

Mineral Properties and Deferred Exploration Costs

Under CDN GAAP mineral property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment.  Any exploration costs incurred from that point until proven reserves are supported are expensed.  The Company has expensed mineral property cost as incurred and will capitalize mineral property acquisition costs when it has been determined that a mineral property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional exploration expenses are required under US GAAP for the years ended January 31, 2008, 2007 and 2006.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 14

Note 10

Differences Between Canadian and United States Generally Accepted Accounting

Principles – (cont’d)

Mineral Properties and Deferred Exploration Costs

For CDN GAAP cash flows relating to mineral properties acquired and exploration costs incurred are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

For US GAAP, property investigation costs totalling $123,441 is included as general and administrative expenses.

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP adjusted for the change in items excluded from net loss under US GAAP.  Upon adopting of CICA Handbook Section 1530 on February 1, 2007, there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive loss.

Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantially enacted tax rates.

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7.  For the purpose of providing the deficit accumulated during the exploration stage for the consolidated statements of stockholders’ equity and balance sheets, the amount considers only the losses for the period February 1, 2007 to January 31, 2008, the period in which the Company has undertaken new exploration stage activities.

Recently Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year end.  The adoption of FIN 48 did not have a significant impact on the Company’s results of operations or financial position.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 15

Note 10

Differences Between Canadian and United States Generally Accepted Accounting

Principles – (cont’d)

Recently Adopted Accounting Pronouncements – (cont’d)

The FASB has issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements.  SFAS 157 is to be effective as of the first fiscal year that begins after November 15, 2007.

In February 2008, the FASB deferred the effective date for one year for certain non-financial assets and non-financial liabilities and removed certain leasing transactions from its scope, (i.e. for the Company’s fiscal year beginning February 1, 2009).  The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”).  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred.  If an entity elects the fair value option for a held-to-maturity or available-for-sale security in conjunction with the adoption of this statement, that security shall be reported as a trading security under SFAS 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of SFAS 115 does not apply.  Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future.  This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning April 1, 2008).  The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available.  Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007.  The staff now understands that such information will not be widely available by December 31, 2007.  Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110).  The Company does not believe that SAB 110 will have a significant impact on its financial statements.

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 16

Note 10

Differences Between Canadian and United States Generally Accepted Accounting

Principles – (cont’d)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

	Year ended January 31,
Statement of Operations	2008	2007	2006

Net loss for the year per CDN GAAP	$(273,121)	$(79,303)	$(79,507)
Mineral property exploration and
acquisition costs	(473,610)	-	-

Net loss for the year per US GAAP	(746,731)	(79,303)	(79,507)
Other comprehensive income
Foreign currency adjustments	42,117	-	-

Comprehensive loss for the	$(704,614)	$(79,303)	$(79,507)
year per US GAAP

Basic and diluted loss per share per US
GAAP	$(0.13)	$(0.03)	$(0.06)

The effects of the differences in accounting under CDN GAAP and US GAAP on the statements of cash flows and the balance sheets are as follows:

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 17

Note 10

Differences Between Canadian and United States Generally Accepted Accounting

Principles – (cont’d)

	Year ended January 31,
Statement of Cash Flows	2008	2007	2006
Cash flows used in operating activities per CDN GAAP	$(62,017)	$(87,673)	$(97,958)
Mineral properties acquired and exploration costs incurred	(473,610)	-	-
Cash flows used in operating activities per US GAAP	(535,627)	(87,673)	(97,958)
Cash flows used in investing activities per CDN GAAP	(486,875)	-	-
Mineral properties acquired and exploration costs incurred	473,610	-	-
Cash flows used in investing activities per US GAAP	(13,265)	-	-
Cash flows provided by financing activities per
CDN and US GAAP	5,996,228	441,561	110,511
Effect on foreign exchange on cash per CDN and
US GAAP	42,117	6,387	(11,162)
Increase in cash per CDN and US GAAP	$5,489,453	$360,275	$1,391

	January 31,
Balance Sheet	2008	2007
Total assets per CDN GAAP	$6,375,940	$365,257
Mineral property exploration and acquisition costs	(473,610)	-
Total assets per US GAAP	$5,902,330	$365,257
Total liabilities per CDN and US GAAP	$252,178	$6,719
Shareholders’ Equity
Deficit, per CDN GAAP	$(5,736,462)	$(5,463,341)
Mineral property exploration and acquisition costs	(473,610)	-
Deficit, per US GAAP	(6,210,072)	(5,463,341)
Share capital per CDN and US GAAP	6,512,234	5,853,686
Share subscription	5,337,680	-
Accumulated other comprehensive loss per CDN and
US GAAP	10,310	(31,807)
	5,650,152	358,538
	$5,902,330	$365,257

Dorato Resources Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

January 31, 2008 and 2007

(Stated in US Dollars) – Page 18

Note 10

Differences Between Canadian and United States Generally Accepted Accounting

Principles – (cont’d)

The deficit, per US GAAP, is presented as follows:

Deficit accumulated during the development stage	$(5,463,341)	$(5,463,341)
Deficit accumulated during the exploration stage	(746,731)	-

	$(6,210,072)	$(5,463,341)