Form 20-F
DORATO RESOURCES INC
filed 2009-08-24
CIK 1126932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

  X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended     January 31, 2009

Or

____

Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________________ to ____________________

[  ]

Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number  000-33299

DORATO RESOURCES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1920 – 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2

(Address of principal executive offices)

Keith J. Henderson

#1920-1188 West Georgia Street, Vancouver, BC V6E 4A2, Tel: 604-638-5817, Fax: 604-408-7499

(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at January 31, 2009

Common Shares, no par value

38,168,187

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

Yes: [ √  ]     No: [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: [   ]     No: [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: [   ]      Accelerated filer: [   ]      Non-accelerated filer: [√ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

o

International Financial Reporting Standards as issued

o

Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    o  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: [   ]     No: [√ ]

TABLE OF CONTENTS

Part

Item

Page

Glossary

Forward-Looking Statements

I

1

Identity of Directors, Senior Management and Advisors

2

Offer Statistics and Expected Timetable

3

Key Information

Selected Financial Data

Capitalization and Indebtedness

Reason for the Offer and Use of Proceeds

Risk Factors

4

Information on the Company

History and Development of the Company

Business Overview

Organizational Structure

Property Plants and Equipment

5

Operating and Financial Review and Prospects

Operating Results

Liquidity and Capital Resources

Research and Development, Patents and Licenses, etc.

Trend Information

Off Balance Sheet Arrangements

Tabular Disclosure of Contractual Obligations

6

Directors, Senior Management and Employees

Directors and Senior Management

Compensation

Board Practices

Employees

Share Ownership

7

Major Shareholders and Related Party Transactions

Major Shareholders

Related Party Transactions

Interests of Experts and Counsel

8

Financial Information

Consolidated Statements and Other Financial Information

Significant Changes

9

The Offer and Listing

Offer and Listing Details

Plan of Distribution

Markets

Selling Shareholders

Dilution

Expenses of the Issue

10

Additional Information

Share Capital

Memorandum and Articles of Association

Material Contracts

Exchange Controls

Taxation

Dividends and Paying Agents

Statement by Experts

Documents on Display

Subsidiary Information

11

Quantitative and Qualitative Disclosures about Market Risk

12

Description of Securities Other than Equity Securities

II

13

Defaults, Dividend Arrearages and Delinquencies

14

Material Modifications to the Rights of Security Holders

Use of Proceeds

15T

Controls and Procedures

16A

Audit Committee Financial Expert

16B

Code of Ethics

16C

Principal Accountant Fees and Services

16D

Exemptions from the Listing Standards for Audit Committees

16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

III

17

Financial Statements

18

Financial Statements

19

Exhibits

Signatures

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

Mesozoic	era of geologic time spanning 245 to 66 million years before the present
Metamorphic	pertaining to the process of metamorphism or to its results
Mineralization	minerals of value occurring in rocks
Minerals	a homogeneous naturally occurring chemical substance
Porphyry	a rock composed of prominent crystals
Ppm	parts per million
Pyrite	a mineral composed of iron and sulfur
Quartz	any hard, gold or silver ore, as distinguished from gravel or earth
Sampling	the gathering of specimens of ore or wall rock for appraisal of an orebody
Sericite	a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals
Shale	a fine-grained detrital sedimentary rock, formed by the consolidation (esp. by compression) of clay, silt, or mud
Skarn	metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation
Sphalerite	zinc sulphide mineral; the most common ore mineral of zinc
Sulphide	group of minerals consisting of metals combined with sulfur; common metallic ores
Vein	a tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure
Volcanics	a general collective term for extrusive igneous and pyroclastic material and rocks

FORWARD-LOOKING INFORMATION

In this Annual Report on Form 20-F, references to the "Company", "Dorato", "we", "our" and "us" refer to Dorato Resources Inc. (unless the context otherwise requires).  This Annual Report contains forward-looking statements and information relating to Dorato that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions, as they relate to Dorato or our management, are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  We undertake no obligation to publicly update or review any forward-looking statements or information whether as a result of new information, future developments or otherwise.

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the United States Securities and Exchange Commission normally only permits issuers to report mineralization that does not constitute "reserves" by Securities and Exchange Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report may contain descriptions of the company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2009 and 2008 and for the years ended January 31, 2009, 2008 and 2007, together with the notes thereto, which appear elsewhere in this annual report.  Our consolidated financial statements as of and for the year ended January 31, 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, while as of January 31, 2008 and for the years ended January 31, 2008 and 2007 were audited by BDO Dunwoody LLP, Chartered Accountants.

The financial data set forth in this Annual Report is expressed in US dollars ("US$" or "USD") unless otherwise noted as reported in Canadian dollars ("Cdn$" or "CAD").  The Company's consolidated financial information is presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which are different in some respects from U.S. generally accepted accounting principles ("U.S. GAAP").  Reference is made to Note 15 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See "Item 17 Financial Statements".

	Fiscal Years Ended January 31
	2009 US $	2008 US $	2007 US $	2006 US $	2005 US $

Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	(3,000,426)	(307,830)	(84,157)	(79,507)	(60,297)
Loss from continuing operations	(2,569,513)	(273,121)	(79,383)	(79,507)	(61,474)
Net Loss for the year	(2,569,513)	(273,121)	(79,383)	(79,507)	(61,474)
Net Loss from operations per share	(0.12)	(0.06)	(0.03)	(0.06)	(0.02)
Loss from continuing operations per share	(0.10)	(0.05)	(0.03)	(0.06)	(0.02)
Diluted net loss per share	(0.10)	(0.05)	(0.03)	(0.06)	(0.02)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 24,859,595 for the year ended January 31, 2009, 5,399,532 for the year ended January 31, 2008, 2,415,721 for the year ended January 31, 2007, 1,262,562 for the year ended January 31, 2006 and 2,525,124 for the year ended January 31, 2005.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed operations principally through the sale of equity securities.  The Company has sufficient working capital to meet current cash requirements for the next eighteen months.

Balance Sheet Data:

	Fiscal Year Ended January 31
	2009 US $	2008 US $	2007 US $	2006 US $	2005 US $
Total Assets	16,012,317	6,375,940	365,257	6,213	6,454
Total Liabilities	344,039	252,178	6,719	216,154	125,726
Share capital	24,714,553	6,512,234	5,853,686	5,212,211	5,212,211
Shareholders' Equity (Deficit)	15,668,278	6,123,762	358,538	(209,941)	(119,272)

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP, as noted below:

	Fiscal Years Ended January 31
	2009 US $	2008 US $	2007 US $	2006 US $	2005 US $
Consolidated Balance Sheets
Total assets per Canadian GAAP	16,012,317	6,375,940	365,257	6,213	6,454
Expenditures on mineral property interests expensed under U.S. GAAP	(5,679,270)	(473,610)	-	-	-
Total assets per U.S. GAAP	10,333,047	5,902,330	365,257	6,213	6,454
Total liabilities per Canadian GAAP and U.S. GAAP	344,039	252,178	6,719	216,154	125,726
Total shareholders' equity under Canadian GAAP	15,668,278	6,123,762	358,538	(209,941)	(119,272)
Expenditures on mineral property interests expensed under U.S. GAAP	(5,679,270)	(473,610)	-	-	-
Total shareholders' equity per U.S. GAAP	9,989,008	5,650,152	358,538	(209,941)	(119,272)
Total liabilities and shareholders' equity per U.S. GAAP	10,333,047	5,902,330	365,257	6,213	6,454

	Fiscal Years Ended January 31
	2009 US $	2008 US $	2007 US $	2006 US $	2005 US $
Consolidated statement of operations
Net Loss per Canadian GAAP	(2,569,513)	(273,121)	(79,383)	(79,507)	(61,474)
Expenditures on mineral property interests expensed under U.S. GAAP	(5,205,660)	(473,610)	-	-	-
Net loss per U.S. GAAP	(7,775,173)	(746,731)	(79,383)	(79,507)	(61,474)
Net loss per share per U.S. GAAP	(0.31)	(0.14)	(0.03)	(0.07)	(0.02)

3.B

Capitalization and Indebtedness

Not applicable.

3.C

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

Our independent auditors have expressed doubts about our ability to continue as a going concern.

The report of our independent auditors on our financial statements for the year ended January 31, 2009 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty, at this time.  We have historically satisfied our capital needs primarily by issuing equity securities.  If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

The Company has identified a material weakness in its internal control over financial reporting.

The Company is required to evaluate its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.  During the evaluation and testing process, if the Company identifies one or more material weaknesses in its internal control over financial reporting, it will be unable to assert that such internal control is effective.  Management's assessment of the Company's internal control over financial reporting resulted in management's conclusion that as of January 31, 2009, the Company's internal control over financial reporting was not effective as a result of the material weakness described below.  The Company cannot predict the outcome of management's testing in future periods.  If the Company continues to fail to maintain the adequacy of its internal controls, it may not be able to ensure that management can conclude in future periods that the Company has effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on the Company's operating results, investor confidence in the Company's reported financial information, and the market price of the Company's shares.

On November 18, 2008 and December 5, 2008, the Company's wholly-owned subsidiary, Dorato Peru S.A.C., made loans in the amount of USD$300,000 and USD$583,000 (the "Loan"), respectively, to Trevali Resources Corp. ("Trevali"), a company with certain directors or officers (Mark Cruise, Michael Kinley, Marla Ritchie) in common with the Company.  The Loan transaction was unauthorized and had received neither regulatory or Board approval, however, all related party transactions have been properly reflected in the Company's 2009 audited annual and subsequent interim financial statements in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company's operations as described in the notes thereto. The Loan was repaid in cash, with interest, on July 31, 2009.

Management has concluded that certain entity level controls were not operating effectively at the time of the Loan, and while the amount involved was material, disclosure controls were not materially affected as the Company's 2009 audited annual and subsequent interim financial statements were in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company's operations as described in note 8 thereto. Management has implemented additional controls at its Peruvian subsidiary to prevent any recurrence of the circumstances which led to the Loan transaction described above. Specifically, the Company has adopted an inter-corporate and conflicts of interest policy to ensure that matters such as the foregoing are properly brought to the attention of the Board and that such matters are not permitted to proceed until applicable regulatory and corporate approvals have been obtained.  Management believes that, following repayment in full and the implementation of several additional controls, the material weakness has been fully mitigated and the Loan did not and has not impacted exploration activities during the interim period and will not impact activities planned for the upcoming exploration program.

Risks Associated with Exploration

The Company has no known reserves on its properties.

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves."  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company's properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

The Company faces risks related to exploration and development, if warranted, of its properties.

The level of profitability of the Company, if any, in future years will depend to a great degree on gold and silver prices and whether any of the Company's exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies, if any, on the Company's existing mineral properties will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is also subject to the risks normally encountered in the mining industry, such as:

  unusual or unexpected geological formations;
  fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
  power outages and water shortages;
  cave-ins, landslides, and other similar mining hazards;
  labour disruptions and labour disputes;
  inability to obtain suitable or adequate machinery, equipment, or labour;
  liability for pollution or other hazards; and
  other known and unknown risks involved in the operation of mines and the conduct of exploration.

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue, commercial production. Such a decision would negatively affect the Company's profits and may affect the value of its equity.

The Company's properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects or aboriginal claims.

The Company has not conducted a legal survey of the boundaries of any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  The Company has obtained only limited formal title reports on some of its properties and title to all of its properties may be in doubt.  The Company's properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment with respect to any of its mineral properties, the Company could lose its property rights and may be required to cease its exploration and development activities on that property.  Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Mineral operations are subject to government regulations.

The Company's primary exploration properties are located in Peru.  The government of Peru requires mining permits and licenses.  There can be no guarantee that the Company will be able to obtain all necessary permits and approvals from various government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on its properties.  Further, there is no guarantee that the governments will not change the terms and conditions of these permits and licenses, adversely affecting the Company, or that such governments will not completely revoke these licenses, terminating the Company's property rights and requiring the Company to cease exploration and development activities on one or more of its properties.  If the Company is unable to obtain and maintain any necessary permits, it may be forced to abandon all or a portion of its properties.

Mining operations are subject to a wide range of government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.

Mineral operations are subject to market forces outside of the Company's control.

The marketability of minerals is affected by numerous factors beyond the Company's control.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive.

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  The Company will be required to compete, in the future, directly with other corporations that have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  The Company may encounter competition in acquiring mineral properties, hiring mining professionals or obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.  Increased competition could also affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to its perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover the Company's costs.

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company's long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company's properties will be such that any such deposits can be mined at a profit.

Foreign Countries and Political Risk

All of the mineral properties held by the Company are located in Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company's business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Surface Rights and Access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners (as with many of the Company's properties), it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction.  The Company has not yet been successful in negotiating any formal surface access agreements.

Environmental Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's results of operations and business, or may cause material changes or delays in the Company's intended activities.

The Company's operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and its directors, officers, and employees.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

Other Regulatory Requirements

The Company's activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of its mineral properties.

Financing Risks

The Company has a history of losses and no revenues.

The Company is a mineral exploration company without operations and has historically incurred losses.  To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations.

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing in the fiscal year ended January 31, 2009 and subsequent to the fiscal year ended January 31, 2009, these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control.  The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company has raised additional private placement financing during the fiscal year ended January 31, 2009 and subsequent to the fiscal year ended January 31, 2009, but may not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs.  In the future, the Company's ability to continue its exploration, assessment, and development activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company's ability to fund its working capital and other capital requirements.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company's access to additional capital may not be available on terms acceptable to the Company or at all.

Currency fluctuation may affect the Company's operations and financial stability.

While engaged in the business of exploiting mineral properties, the Company's operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely effect the Company's financial positions and results.  Such fluctuations are outside the control of the Company and may be largely unpredictable.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Company is dependent upon key management.

The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located on its properties; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

The Company's growth, if any, will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of employees required if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management, and the Company's ability to assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations.  This will be particularly critical if the Company decides not to use contract miners at any of its properties.  There is no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available, the necessary expertise when and if it places a property into production.

Certain of the Company's directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company's directors and officers are also directors, officers or shareholders of other companies.  Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia).  The Board has resolved that any transaction either at the Company level or of a subsidiary level, with entities having directors, officers or significant shareholders in common, must be approved by disinterested Board members.  The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

Stock market price and volume volatility.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company has no control.  Further, despite the existence of a market for trading the Common Shares in Canada in the United States, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options.

Because the success of the Company is highly dependent upon the performance of its directors, officers and consultants, the Company has granted, and will in the future grant, to some or all of its directors, officers and consultants, options to purchase its Common Shares as non-cash incentives.  Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

The Company is Likely a "Passive Foreign Investment Company" which will have Adverse Tax Consequences for U.S. Investors

Holders of the Common Shares who are U.S. taxpayers should be aware that the Company believes that it qualified as a passive foreign investment company under the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (a "PFIC") for the taxable year ended January 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year.  If the Company is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayers generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Common Shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the proceeds of disposition realized, or the amount of excess distribution received, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  A U.S. taxpayer who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading "Certain U.S. Federal Income Tax Considerations."  Each U.S. taxpayer should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock".  Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than $5.00 per share.  The market price of the Common Shares over the year ended January 31, 2009 and through August 7, 2009 was at all times below $5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The Company does not intend to pay cash dividends and there is no assurance that it will ever declare cash dividends.

The Company intends to retain any future earnings to finance its business and operations and any future growth.  Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 4.    INFORMATION ON THE COMPANY

4.A

History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, the Company changed its name to "Force Resources Ltd.".  On December 1, 1994, the Company subsequently changed its name to "Force Technologies Inc." in connection with a consolidation of its share capital on a five old shares for one new share basis.  On October 1, 1997, the Company changed its name to "Glassmaster Industries Inc." in connection with a split of its share capital on a one old share for two new shares basis.

Effective April 24, 1998, the Company continued its jurisdiction of registration from British Columbia to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, the Company changed its name to "Interlink Systems Inc." in connection with a consolidation of its share capital on a ten old shares for one new share basis.  On August 14, 2000, the Company changed its name to "iQuest Networks Inc." in connection with the acquisition of its interest in iNoize.com Software Ltd. (a company involved in the development of music transfer software).  The Company also concurrently effected a consolidation of its share capital on a one new share for two old shares basis.

On October 28, 2003, the Company ceased operations as a company involved in the development of music transfer software.  Also effective October 28, 2003, the Company's shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, the Company changed its name to "Quest Ventures Inc.".

At a shareholders' meeting held on June 22, 2004, the Company's shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resources properties.  At the Company's annual meeting held on July 19, 2005, the Company's shareholders approved a consolidation of our shares and concurrent name change.  Effective April 24, 2006, the Company's shares were consolidated on the basis of one new share for each two old shares and the Company also changed its name to "Dorato Resources Inc.".

Effective August 21, 2006, the Company continued their jurisdiction of incorporation into British Columbia from Wyoming.  The Company is governed by the Business Corporations Act (British Columbia) ("BCBCA").

On October 18, 2007, the Company commenced its present business of acquiring, exploring and developing natural resource properties by entering into five agreements with several Peruvian nationals and a Peruvian company to acquire options to earn a 100% interest in 70 mineral claims located in Peru and to acquire certain mining concessions.  On April 24, 2008, the TSX Venture Exchange (the "TSX.V") accepted for filing the documentation related to these option contracts, and the Company's listing was transferred from the NEX to the TSX.V effective April 25, 2008.

The Company's head office is located at #1920 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, the phone number is (604) 638-5817 and the fax number is (604) 408-7499.  The Company's registered and records office and address for service is #2600 - 595 Burrard Street, Vancouver, British Columbia, Canada.

4.B

Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently has rights to acquire interests in a number of mineral properties in Peru.  The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties are beyond the preliminary exploration stage.  There are currently no identified mineral resources or mineral reserves on any of the Company's mineral properties.

Option Agreements

On October 18, 2007 the Company entered into five agreements to acquire options to earn a 100% interest in mineral claims located in Peru and to acquire certain mining concessions.  During the fiscal year ended January 31, 2009, the Company re-negotiated terms on three of the five option agreements.  Subsequent to the year ended January 31, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in 25 more mineral claims located in Peru.  The mineral claims subject to these options agreements (the "Mineral Claims") comprise the Company's Cordillera del Condor Copper - Gold Project  Peruvian government approval, including a Supreme Decree, is required for the exercise of these option agreements, and the Company is in the process of seeking such approval from the Peruvian government.  Each of these option agreements is described below:

1.

Vicmarama Property

The Company has the option to earn a 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the "Vicmarama Property").  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX.V approval and an additional 250,000 shares were issued on April 16, 2009.  The remaining 250,000 shares must be issued on or before October 18, 2009 and have not yet been issued.  The Company also agreed to pay $250,000 as consideration for the Vicmarama Property and the final instalment of $50,000 was paid on April 24, 2009.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

2.

Maravilla Property

Subject to receipt of the Supreme Decree, the Company has fulfilled the obligations necessary to exercise the option to earn a 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the "Maravilla Property").  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares which was subsequently amended to 1,250,000 shares, which have been issued.  The Company also paid $300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.   The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

3.

Lahaina 1 Property

Subject to receipt of the Supreme Decree, the Company has fulfilled the obligations necessary to exercise the option to earn a 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the "Lahaina 1 Property").  In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares and paid $270,000 as additional consideration for the property.  Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.  The exercise of the option is subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

4.

Lahaina 2 Property

The Company has the option to earn a 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the "Lahaina 2 Property").  In order to earn a 100% interest in the Lahaina 2 Property, the Company agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX.V approval and an additional 500,000 shares were issued on April 16, 2009.  The remaining 750,000 shares must be issued on or before October 18, 2009 and have not yet been issued.  We also agreed to pay $400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

5.

Afrodita Properties

Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato Resources Inc., entered into an agreement with all of the shareholders of Compania Minera Afrodita S.A.C. ("Afrodita"), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.  3,000,000 shares were issued and $1,000,000 was paid upon TSX.V approval. In October 2008, the terms of the option agreement were amended.  Under the Amended Agreement, the Company is now required to pay $3,000,000 and issue 8,600,000 common shares (issued). As of the date hereof, the Company has paid $2,250,000 plus an additional $270,000 for legal costs. The remaining $250,000 must be paid by December 23, 2009.  These concessions remain subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

6.

David Property

On June 1, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in 25 mineral claims (the "David Property") comprising an aggregate of 22,010.31 hectares.  In order to earn a 100% interest we agreed to pay $66,030.92 plus an additional consideration of $5,000 on exercise of the option/assignment, which must occur upon issuance of the Supreme Decree to the Company.  The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

A summary of the cash payments and common share deliveries required under all of the option agreements, together with those issuances or payments not yet made, is set forth below:

Project	Common Shares Required to be Issued	Common Shares Yet to be Issued	Cash Payments required to be made US$	Cash Payments yet to be made US$
Vicmarama Property	750,000	250,000	250,000.00	-
Maravilla Property	1,250,000	-	300,000.00	-
Lahaina 1 Property	3,400,000	-	270,000.00	-
Lahaina 2 Property	1,500,000	750,000	400,000.00	-
Afrodita Properties	8,600,000	-	3,000,000.00	750,000.00
David Property	-	-	71,030.92	71,030.92
Total:	15,500,000	1,000,000	$4,291,030.92	$821,030.92

Private Placements

During the year ended January 31, 2009, the Company:

  on April 18, 2008, completed a non-brokered private placement of 17,000,000 common shares at a price of CAD 0.60 per share for total proceeds of CAD 10,200,000 (approximately US$10,157,160) of which CAD 5,337,680 were received in fiscal year ended January 31, 2008; and, on August 20, 2008, completed a non-brokered private placement with Franco-Nevada Corporation  (TSX:FNV ("Franco-Nevada") of 1,500,000 common shares at a price of CAD 1.70 per common share for total proceeds of CAD 2,550,000 (approximately US$2,407,455).  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

Subsequent to the year ended January 31, 2009, to enable the Company to incur the necessary exploration expenditures and to ensure that we have additional funds to cover general administrative and overhead expenses over the next 12 months, on March 31, 2009 the Company completed a private placement of 12,000,000 units at a price of CAD 0.50 per unit for total gross proceeds of CAD 6,000,000.  Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of CAD 0.65 per share until March 31, 2011.  In connection with the offering, an agent received a cash commission equal to 7% of the total gross proceeds raised in the offering and an aggregate of 1,200,000 agent's warrants, each of which is exercisable to purchase one common share of the Company at CAD 0.70 per share until March 31, 2011.  In addition, the agent received a corporate finance fee of 100,000 units under the same terms and conditions described above. The securities issued in connection with the offering were subject to a hold period which expired on August 1, 2009.

Royalty Agreement with Franco-Nevada

The Company entered into a royalty agreement dated August 18, 2008, as amended March 30, 2009, with Franco-Nevada, wherein Franco-Nevada agreed to purchase 1,500,000 common shares at a price of CAD 1.70 per common share.  The price of CAD 1.70 represented a 15% premium over the 20 day average market price prior to the date of the news release announcing the agreement.  The private placement was completed in August 2008.  Under the terms of the agreement, Franco-Nevada will be offered the right to participate in all subsequent financings of the Company on a pro-rata basis for a period of two years.  Franco-Nevada exercised this right in the Company's private placement that closed March 31, 2009.

Dorato agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land package covering approximately 417 square kilometres (the "Option").    The material terms of the Option are as follows:

  The Option will expire the sooner of:  (a) the expiration or termination of the concessions and surrounding land packages; or (b) sixty days following a decision to construct a mine;
  The Option may be exercised within sixty days following a decision to construct a mine by Dorato and/or its successor in interest together with a firm commitment to finance construction;
  The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
  The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purposes of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

4.C

Organizational Structure

The Company has one wholly owned subsidiary, Dorato Peru S.A.C., which was incorporated in Peru on April 25, 2007.

4.D

Property, Plants and Equipment

Mineral Properties

The Cordillera del Condor property is comprised of mineral claims and mining concessions, comprising approximately 78,000 hectares, located in northern Peru.  The mineral titles form four blocks adjacent to Ecuador and extend along the easterly to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Peru and Ecuador.  The area is sparsely populated and covered by tropical rain forest.  The mean elevation of the area is about 1,200 metres above sea level.

Title information is outlined in the following table.

CONCESION	CODIGO	TITULAR	DATE	HECATRES
LAHAINA 1	10257406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	803.34
LAHAINA 2	10257506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 3	10257606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 4	10257706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	689.24
LAHAINA 5	10257806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 6	10257906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	975.93
LAHAINA 7	10258006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 8	10258106	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 9	10258206	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 10	10258306	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 11	10258406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 12	10258506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 13	10258606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	882.51
LAHAINA 14	10258706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 15	10258806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 16	10258906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 17	10259006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 18	10459106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	907.78
LAHAINA 19	10459206	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	922.46
LAHAINA 20	10459306	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 21	10459406	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	200.00
LAHAINA 22	10459506	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	956.68
LAHAINA 23	10459606	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	800.00
LAHAINA 24	10459706	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	947.89
LAHAINA 25	10459806	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	973.43
LAHAINA 26	10459906	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 27	10460106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 28	10460006	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	951.44
MARAVILLA 2	10081007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 3	10081107	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 4	10081207	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 6	10081407	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 7	10081507	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	800.00
MARAVILLA 8	10081607	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 9	10081707	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 10	10082007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 12	10088007	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	932.08
MARAVILLA 13	10088107	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 14	10088207	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	873.48
MARAVILLA 15	10088307	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	907.60
MARAVILLA 16	10088407	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	94.85
MARAVILLA 17	10088507	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 18	10406207	CARLOS ARMANDO BALLON BARRAZA	2007-08-01	1,000.00
APU	10211695	COMPAÑIA MINERA AFRODITA S.A.	1995-01-02	8.75
CAMPANA 1	10056393	COMPAÑIA MINERA AFRODITA S.A.	1993-02-15	1,000.00
CAMPANA 2	10056293	COMPAÑIA MINERA AFRODITA S.A.	1993-02-15	900.00
COMAINA 1	10056193	COMPAÑIA MINERA AFRODITA S.A.	1993-02-15	1,000.00
COMAINA 2	10056493	COMPAÑIA MINERA AFRODITA S.A.	1993-02-15	1,000.00
COMAINA 3	10064993	COMPAÑIA MINERA AFRODITA S.A.	1993-03-30	1,000.00
HITO	10064793	COMPAÑIA MINERA AFRODITA S.A.	1993-03-30	100.00
VICMARAMA 1	10456306	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	400.00
VICMARAMA 2	10455906	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	815.02
VICMARAMA 3	10455406	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	1,000.00
VICMARAMA 4	10455206	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	800.00
VICMARAMA 5	10455706	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	792.41
VICMARAMA 6	10455506	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	1,000.00
PAMINA	10173707	NATALIA RODRIGUEZ CHANG	2007-03-08	1,000.00
VICMARAMA 8	10456106	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	1,000.00
VICMARAMA 9	10455806	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	1,000.00
VICMARAMA 10	10454906	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	900.00
VICMARAMA 13	10455106	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	808.88
VICMARAMA 14	10456006	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	674.68
VICMARAMA 15	10456206	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	1,000.00
VICMARAMA 16	10455606	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	967.02
VICMARAMA 17	10460206	VICTOR MARIANO ALVARO MARTINEZ	2006-10-27	1,000.00
MARAVILLA 19	10023208	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	1,000.00
MARAVILLA 20	10023308	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	500.00
MARAVILLA 21	10023408	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	700.00
MARAVILLA 22	10023508	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	219.74
DAVID B1	10326408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B2	10326508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B3	10326608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B4	10326708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B5	10326908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B6	10326808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	534.11
DAVID B7	10327008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B8	10327108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B9	10327208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B10	10327308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B11	10327408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B12	10327508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B13	10327608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B14	10327708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B15	10327808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	556.46
DAVID B16	10327908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	800.00
DAVID B17	10328008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B18	10328108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B19	10328208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B20	10328308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B21	10328408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	700.00
				78,295.78

In Peru, mineral rights are acquired by application; a mineral claim is a formal request for a mining concession.  Claim boundaries are determined by UTM coordinates (PSA 56 datum); there is no requirement to physically mark the boundaries of the claim area.  Once granted, the mining concession provides the holder the right to explore and exploit mineral resources within the specified concession area.  All mining activities (except for work that is reconnaissance in nature) are carried on exclusively through mining concessions. Part of the northern claim block overlaps the buffer zones of two Protected Natural Areas.  Approval ("favourable technical opinion") is required from the Natural Resources Institute (INRENA) before a mining concession can be granted in these areas.  As soon as procedures are completed, mining concession titles should be granted to each and every mineral claim located outside the Protected Natural Area buffer zones.  Those claims located within the protected buffer zone will be subject to restrictions imposed by the Protected Natural Areas Law.

In Peru, ownership of a mining concession by a foreign entity within 50 kilometres of the national border is subject to issuance of a Supreme Decree from the Government of Peru.  This decree has not been issued and we have obtained no exploration permits to date.  In Peru, approval is required when the proposed exploration may have a significant impact on the environment, people or historical sites.

The annual tax on mineral concessions is currently US$3.00 per hectare.  These taxes have been paid in full and are up to date (paid June 30, 2009).

Although there has been considerable mining and exploration activity on the Ecuadorian side of the border in recent years and a number of roads that service small towns and exploration camps come close to the border, there is still virtually no infrastructure on the Peruvian side except for a few small military outposts scattered through the region.

Access to the claims from the Peruvian side is difficult; the nearest road is located on the west side of Rio Chinchipe, situated about 100 km south of the southernmost point on the property.  There are a number of small military outposts within the claim area serviced by helicopter and/or small airstrips.

Access from the Ecuadorian side is easier.  There are a number of roads that service small villages and mining camps located along the border region.  From these locations there are numerous trails leading into Peru that are commonly used by illegal artisanal miners.

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

Very little exploration has been carried out on the Peruvian side of the border to date. With the changing of the mining law in 1992, Metales Y Finanzas, S.A. ("Metalfin"), a predecessor of Compania Minera Afrodita S.A.C., acquired a group of concessions adjacent to the Ecuador border and shortly thereafter expanded their holdings to cover an area more than 150 km long along the border region. Metalfin carried out minor preliminary prospecting, mapping and geochemical sampling in the central part of the claim block (northern part of the current Afrodita concessions) in 1993 and early 1994.

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
0°
0°
Quito
Cordillera Occidental
Sierra
Costa
Ecuador
Oriente
Pacific Ocean
Guayaquil
Cordillera Real
Cordillera de Cutucu
Loja
Cordillera del Condor
Dorato Properties
Peru
Zamora Batholith
Peru
Piura
Tertiary to Recent Sediments
Tertiary to Recent Volcanics
Cretaceous to Tertiary I-type Intrusions
Acreted Island Arc, Ocean Floor and Marine Sedimentary Rocks
Triassic to Cretaceous Volcanic and Sedimentary Rocks
Jurassic I-type Intrusions
Paleozoic to Cretaceous Metamorphic Rocks
0
200 km
Simplified Geology of Ecuador and Northern Peru

Rocks within the concession areas are grouped into the four regional tectonostratigraphic units. These are metamorphosed Paleozoic sedimentary rocks, Triassic to Jurassic continental to marine sedimentary rocks of the early Mesozoic rift sequence, and Jurassic plutonic (Zamora batholith) and volcanic (Misahualli volcanics) rocks, and Cretaceous sedimentary sequences. Reconnaissance traverses along streams and tributaries supports this generalized map and details are being added as work progresses. In the Taricori area, most of the mineralized area is underlain by altered equigranular to porphyrytic rock. It is not clear from current work whether these rocks are part of a thick volcanic sequence (Misahualli Volcanics) or various phases of the Zamora Batholith or both. Also present are an E-W swath of quartzite, shale and related sedimentary rocks. To the south of this swath lies quartz-eye rhyolite. Gabbroic to rhyolitic dikes cut all observed rock types. The structural features of the Taricori area are complex. East-west faults with WNW and ENE splays and relays are mineralized and display prominent gouge zones as well as tabular pods of spectacular breccias. These faults appear to truncate most other features and are therefore considered the youngest or at least have undergone the most recent reactivation. The E-W envelope of faults and mineralization continues to the west where vein mineralization at Dynasty Metal and Mineral's Jerusalem deposit is currently under evaluation.

Other faults and veins trend NE, NS, and NW. The northeast orientation appears to be particularly important in that mapped faults and veins in workings in this direction are the most extensive. It is postulated that northeast-trending veins and structures at Taricori extend to the southwest.

Rocks observed in the Taricori area appear to be part of a complex volcanic sequence intruded by plutons of the Zamora Batholith. Multistage faults have juxtaposed these rocks against inliers, slivers, or roof pendants of earlier sedimentary rocks. Rhyolite dikes may be part of the Misahualli Volcanics or alternatively, they may be part of a later volcanic event which has not been well documented in the region.

Dorato's concessions cover terrain which is prospective for gold-bearing porphyry copper, high and low sulfidation Au-Ag epithermal and Au-skarn type deposits.

AeroTEM data were collected in 2008, covering almost all of the Taricori Block, but only 20% of the total Cordillera del Condor project area.  A total of 15 high priority airborne geophysical anomalies were identified in the block.  Anomalies are supported by visible gold in stream beds, stream sediment samples and rock channel sample geochemistry where available.

Reconnaissance stream sediment sampling so far has identified geochemically anomalous samples consistent with these types of deposits. At Taricori, multi-stage sulfide and quartz-carbonate-base-metal sulfide veins show complex crosscutting relationships indicative of several overprinting stages of hydrothermal activity or a single evolving system. A few veins show banding typical of deep epithermal systems, yet fluid inclusions in sphalerite and some quartz indicates a deeper-hotter origin, suggesting they formed mostly at depths greater than typical for epithermal systems (~≤1 km) and shallower than the porphyry environment. The Taricori vein system is therefore interpreted to be genetically related to and spatially above or adjacent to a porphyry style intrusion.

The Cobrecon target area is underlain by the prospective igneous rocks of the Zamora Batholith, with the early to middle Jurassic volcanic rocks (andesites, dacites, rhyolites) of the Saraquillo Formation and the Oyotun Formation.  The latter Oyotun Formation in Peru is coincident with the Misahualli Volcanics unit in Ecuador, within which the Fruta del Norte Deposit occurs.  The Cobrecon anomaly is interpreted to reflect a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization.  Visible copper oxides and molybdenite have been noted from surface rock sampling and panned samples of stream sediments contain visible gold.  The total target area as presently defined is greater than 29 km2, suggesting that mineralization may be related to a nested metal-bearing porphyry cluster.  The extent of the anomaly now reaches far beyond the limits of the geophysical anomaly, particularly to the west and southwest, where no geophysical data was collected.

Results to date have returned highly anomalous rock samples ranging from below detection up to 0.53 g/t gold, 1.24% copper, 0.049% molybdenum and 165 g/t silver (from 63 rock samples assayed). Stream sediment samples returned anomalies up to 0.142% copper, with 68 of the 79 samples returning values greater than 100 ppm copper.  Gold values in stream sediment samples range from background to a high of 1.69 g/t gold.  Molybdenum in sediments peaked at 36 ppm, averaging 6.49 ppm molybdenum.

At Taricori, in the area of historical mine workings, mineralized vein channel samples returned grades of up to 132.2 g/t gold and 1,669 g/t silver.  Results from 168 vein rock channel samples returned a mean grade of 10.95 g/t gold and 134.41 g/t silver with 68% of vein samples grading greater than 26 g/t gold.  Gold enriched wall-rock channel samples highlight the considerable potential for a bulk-tonnage target in addition to the high-grade, vein-hosted mineralization.  Wall-rock samples returned grades up to 6.95 g/t gold and 193 g/t silver.  Results from 195 wall-rock channel samples returned a mean grade of 0.60 g/t gold and 16.5 g/t silver.

Sample Type	# Samples		Au g/t	Ag g/t	Cu %	Pb %	Zn %
Veins	168	Min	0.09	0.70	0.00	0.01	0.00
		Max	132.20	1,669.00	3.41	7.73	25.15
		Mean	10.95	134.41	0.21	1.35	3.99
Wall-Rock	195	Min	0.01	0.30	0.00	0.00	0.00
		Max	6.95	193.00	0.42	3.04	13.65
		Mean	0.60	16.50	0.03	0.21	0.42

Channel samples to date have demonstrated that widespread coarse-grained pyrite mineralization appears to carry gold mineralization, which greatly increases the chance of developing a bulk-tonnage deposit in the area.  In several areas, broad zones of >0.5 g/t gold mineralization have developed around primary mineralizing structures, greatly enhancing the possibility of developing significant gold-bearing mineralized zones around the primary veins.

Quartz is notably absent from most of the veins and is only a minor component in even the largest of veins.  Alteration is dominantly sericite and illite.  Veins range up to 1.2 metres in thickness and the larger veins are structurally continuous for hundreds of metres along strike and down dip.  The density of underground workings is very impressive considering the difficulty of prospecting for recessive sulphide veins through the dense jungle vegetation.  The actual density of veins is likely much higher than what is indicated by the workings and will only be fully appreciated following drill testing.

To date, 142 underground workings have been discovered within an area of roughly 700 by 400 metres.  Many of these are significant workings with several tens of metres exposed.  Adits have been excavated on multiple levels over a vertical extent of approximately 200 metres.  Mapping and sampling has been completed in sufficient detail to undertake an analysis of the vein geometries, including intersections and splay structures.

Mapping of important structures in the vicinity of the workings reveals a dominant strike of 125 degrees, which coincides with an important fabric in the magnetic data near Taricori.

The phase II exploration program will be undertaken from August to November 2009.  Exploration will include additional mapping, surface sampling, underground sampling, structural interpretation, trenching, and diamond drilling.  Drill testing of the Taricori Zone gold-silver-zinc-lead vein system will be the focus of the program and a total in excess of 4,000 meters is anticipated.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company's current property interests are held for the purposes of exploration for precious and base metals.

5.A

Operating Results

Year ended January 31, 2009 compared to year ended January 31, 2008

The Company incurred a net loss of $2,569,513 for the year ended January 31, 2009, compared to a net loss of $273,121 in the prior year.  The loss has arisen from increased expenditures relating to the Company's projects in Peru and stock-based compensation of $1,862,352. The Company had no active project in the comparative period. Significant comparative changes are as follows:

Office and administrative expenses of $187,624 was recorded during the current year compared to $63,373 recorded in prior year.  The increase was due to increased activities following our recently completed change of business. The Company also maintains an office in Peru. This category also includes $14,816 of stock-based compensation charges.

Professional fees of $215,508 during the current year compared to $62,149 recorded in the prior year.  The increase was a result of the legal costs associated with the mineral properties acquisition, accounting services and other regulatory requirements relating to our change of business.  This category also includes $34,701 of stock-based compensation charges.

Investor relations expenses of $286,862 during the current year compared to $nil recorded in the prior year, as the Company commenced a concerted effort to provide all available information about the Cordillera del Condor project to shareholders and the investment community. This category also includes $134,922 of stock-based compensation charges.

Consulting fees of $2,167,943 during the current year compared to $37,717 in the prior year.  The increase was due to increased personnel expenses and a stock-based compensation charge of $1,677,913.

Travel and promotion expenses of $88,809 during the current year compared to $4,877 recorded in the prior year.  The increase was due to increase in activities relating to the Peru's properties.

As a result of the strengthening of the Peruvian currency against the Canadian dollar, we recognized a foreign exchange gain of $330,711, for which there was no comparable figure for the prior year due to the timing of our change of business transaction.

Year Ended January 31, 2008 compared to year ended January 31, 2007

The Company incurred a net loss of $273,121 for the fiscal year ended January 31, 2008, compared to a loss of $79,383 for the fiscal year ended January 31, 2007.  There was a general increase in operating expenses incurred during the fiscal year ended January 31, 2008 compared with the operating expenses incurred during the fiscal year ended January 31, 2007.  The increase was due to increased activity during fiscal 2008 which related to the commencement of our change of business, acquisition of the Mineral Claims and completion of the CAD 10,200,000 private placement.  The general and administrative expenses incurred during fiscal 2008 primarily consisted of consulting fees of $37,717 (2007 - $26,411), professional fees of $62,149 (2007 - $21,611), travel and promotion of $4,877 (2007 - $Nil), regulatory fees of $14,233 (2007 - $14,399), and office and general expenses of $63,373 (2007 - $20,589).

5.B

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company's ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company's securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company's outstanding option agreements require the issuance of common shares of the Company and cash payments, to the vendors or optionees thereof).

At the present time the Company does not contemplate that it will be necessary to institute any additional specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company is conserving its working capital to the extent possible while still focussing on the development of its Peruvian mineral properties.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties (if applicable) and to continue its operations (including general and administrative expenses) beyond the end of its 2010 fiscal year. There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. During the fiscal year ended January 31, 2009, the Company completed two private placements of 18,500,000 common shares for gross proceeds of CAD 12,750,000. On March 31, 2009, the Company closed a private placement through the issuance of 12,000,000 units at a price of CAD 0.50 per unit for total gross proceeds of CAD 6,000,000.  These funds have been and will be used to pay property payments for the Mineral Claims and to carry out Phase II of the exploration program of up to $5,000,000, and for general and administrative expenses.

At January 31, 2009, the Company had cash and cash equivalents of $826,445 (2008 - $5,851,179), representing a decrease of $5,024,734 from January 31, 2008.  We had a working capital of $666,100 as of January 31, 2009 (2008 - $5,638,124).  The decrease in cash on hand and resultant decrease in working capital was the result of increased expenditures in the mineral properties in Peru during the fiscal year ended January 31, 2009.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 5 in the Company's financial statements the year ended January 31, 2009.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company's cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker's Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

5.C

Research and Development, Patents and Licences, etc.

Not applicable.

5.D

Trend Information

None, except as disclosed elsewhere in this report.

5.E

Off-Balance Sheet Arrangements

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2009:

	Payments due by period
	Total	Less Than 1 Year	1 – 3 Years	3-5 Years	More Than 5 Years
Operating Lease Obligations	Nil	175,848	527,744	Nil	Nil
Total	Nil	175,848	527,744	Nil	Nil

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Keith J. Henderson	Director, President & CEO	39	December 1, 2008
Anton J. Drescher (1)	Director	52	December 1998
Mark D. Cruise (1)	Director	39	July 30, 2008
Augusto Baertl(1)	Director	66	June 10, 2009
Michael W. Kinley	Chief Financial Officer	58	July 30, 2008
Marla K. Ritchie	Corporate Secretary	46	July 30, 2008

(1)

Member of Audit Committee

Keith J. Henderson (Director, President and CEO) – Mr. Henderson has been involved in mineral exploration since 1995.  Having worked in Europe, Africa and the Americas, he has extensive expertise in a variety of deposit types and commodities including gold, zinc, nickel, copper and coal.  Mr. Henderson began his exploration career with the CSA Group in 1995, initially spending three years in Tanzania where he managed a large gold exploration program.  He also worked extensively in Ireland on regional zinc exploration and in southern Africa on a range of exploration and development projects between 1998 and 2001.  In 2001, Mr. Henderson was employed by the Exploration Division of Anglo American plc, managing regional zinc exploration programs in Ireland and Canada, including a successful near-mine zinc exploration program at the Lisheen Mine (Ireland) and initiating joint venture negotiations for exploration rights.  In 2005, Mr. Henderson was transferred to Anglo American Exploration in Vancouver, British Columbia, adding value on a variety of North American nickel and copper projects.  In 2006 he was seconded to Anglo Coal's newly incorporated Canadian subsidiary, managing all aspects of project start-up together with an extensive exploration and resource definition program.  In 2007, Mr. Henderson was appointed Vice-President Exploration for Cardero Resource Corp.  And in 2008, he was appointed President and Chief Executive Officer of Dorato Resources Inc.  Mr. Henderson was educated in Ireland, graduating in 1993 from Queens University Belfast with B.Sc. (Hons.) Geology and subsequently in 1995 from University College Dublin with M.Sc. Petroleum Geology.  Mr. Henderson is currently an officer of Cardero Resource Corp., a TSX listed company and a director of Indico Resources Ltd.

Anton (Tony) J. Drescher (Director) – Mr. Drescher has served as director since December 1998 and President and Chief Executive Officer of the Company from December 2004 to December 2008.  Mr. Drescher has provided administrative and consulting services in his capacity as President and a director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada since 1978.  Mr. Drescher also currently serves as a director and/or officer of the following TSX.V listed companies: International Tower Hill Mines Ltd., Trevali Resources Corp. and USA Video Interactive Corp.  Mr. Drescher is also President and a director of Ravencrest Resources Inc., a public company reporting in British Columbia.  Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974.  He also obtained his Certified Management Accountant's designation in October 1981.

Dr. Mark Cruise (Director) – Dr. Cruise is a base metal and project generation specialist with in excess of 15-years of global exploration management experience from grass-roots exploration through resource definition to production in Europe and the Americas.  He completed his industry sponsored Ph.D. at Trinity College Dublin in 2000 on the Irish orefield.  A professional geologist, Dr. Cruise spent eight years (1996 – 2004) employed by Anglo American plc in grassroots and mine site settings prior to joining the junior market in November 2004.  Dr. Cruise also serves as Director, President & CEO of Trevali Resources Corp. a CNSX listed company and is an officer of Cardero Resource Corp., a public company listed on the Toronto Stock Exchange.

Augusto Baertl (Director) – Mr. Baertl is a Peruvian mining engineer who has held a number of senior positions with Peruvian and international mining companies. He served as Mine Manager, President and Chief Executive Officer of Compañía Minera Milpo, one of Peru's largest mining companies, from 1967 to 1996.  From 1997 to 2002, Mr. Baertl served as President and Executive Chairman of Compañía Minera Antamina and oversaw the exploration, feasibility studies and development of the project. He is a member of the American Institute of Mining Metallurgical and Petroleum Engineers (AIME), the Instituto de Ingenieros de Minas del Perú and the Colegio de Ingenieros del Perú- Capítulo de Minas and, was also the President of the Peruvian mining society, Sociedad de Minera, Petroleo y Energia.  Mr. Baertl graduated from Universidad Nacional de Ingeniería in 1965 and also participated in the Senior Management Program at Harvard Business School and in the CEO Management Program at Northwestern University.  Mr. Baertl is also a director of Alturas Minerals S.A. a public company listed on the Toronto Stock Exchange.

Michael W. Kinley (Chief Financial Officer) – Mr. Kinley possesses extensive public company experience.  He received his Bachelor of Commerce degree (Hon. Accounting) from Mount Allison University in 1971 and his Chartered Accountant designation in 1973 in Ontario while with KPMG, where he became a partner in 1981.  Since 1993, Mr. Kinley has been the president of Winslow Associates Management & Communications Inc., a private consulting firm which provides accounting and regulatory support services to junior public companies.  Mr. Kinley is currently the Chief Financial Officer of the following companies:  Cardero Resource Corp., GFK Resources Inc., Indico Resources Limited, International Tower Hill Mines Ltd., Trevali Resources Corp. and Wealth Minerals Ltd.  Mr. Kinley is also a director of the following TSX.V listed companies:  GFK Resources Inc. and Indico Resources Limited.

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 21 years experience in public markets working as a Corporate Administrator and Corporate Secretary for companies specializing in resource based exploration.  Ms. Ritchie became the Company's Corporate Secretary in July 2008.  Between 1992 and 2003, she was a Secretary and the Office Administrator for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited, all public junior natural resource exploration companies.  Ms. Ritchie is currently the Corporate Secretary for the following public companies:  Cardero Resource Corp., Indico Resources Ltd., International Tower Hill Mines Ltd., Trevali Resources Corp. and Wealth Minerals Ltd.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company's directors, officers or promoters as a result of their outside business interests with the exception that certain directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The Company's directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with applicable corporate law, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where we are conducting our operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which place us in a worse position than if no conflict existed.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.

The following table identifies, as of August 7, 2009, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Keith J. Henderson	Cardero Resource Corp. Indico Resources Limited	Natural resource Natural resource	VP-Exploration Director
Anton J. Drescher	USA Video Interactive Corp. International Tower Hill Mines Ltd. Trevali Resources Corp. Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural resource Natural resource	CFO, Sec & Dir Director CEO, Pres & Dir. Pres & Dir
Mark D. Cruise	Cardero Resource Corp. Trevali Resources Corp.	Natural resource Natural resource	VP–Business Dev. CEO, Pres. & Dir.
Augusto Baertl	Alturas Minerals S.A.	Natural resource	Director
Michael W. Kinley	Cardero Resource Corp. GFK Resources Inc. Indico Resources Ltd. International Tower Hill Mines Ltd. Trevali Resources Corp. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CFO CFO, Director CFO, Director CFO CFO CFO
Marla K. Ritchie	Cardero Resource Corp. Indico Resources Ltd. International Tower Hill Mines Ltd. Trevali Resources Corp. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource	Secretary Secretary Secretary Secretary Secretary

6.B

Compensation

Executive Compensation

For the fiscal year ending January 31, 2009, the Company paid an aggregate of CAD 163,500 in cash compensation to the directors and senior management as a group.

For the fiscal year ending January 31, 2008, the Company paid an aggregate of CAD 50,051 in cash compensation to the directors and senior management as a group.

For the fiscal year ending January 31, 2007, the Company paid an aggregate of CAD 41,217 in cash compensation to the directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to some, but not all, of its senior management.  In the case of the Company, disclosure is required for the current Chief Executive Officer and Chief Financial Officer, as well as for each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CAD150,000.  In the case of the Company, only the compensation of the CEO and CFO is required to be disclosed (collectively, the CEO and CFO, are referred to as the "Named Executive Officers" or "NEO's").  The following table sets out compensation information for the fiscal years ended January 31, 2009, January 31, 2008 and January 31, 2007 to the Named Executive Officers.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share-based awards (Cdn$)	Option-based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compensation (Cdn$)	Total compensation (Cdn$)
					Annual incentive plans	Long-term incentive plans(3)
Keith Henderson President and Chief Executive Officer(1)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	93,355 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,000 Nil Nil	117,355 Nil Nil
Michael Kinley Chief Financial Officer(2)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	73,089 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 Nil Nil	103,089 Nil Nil
Anton Drescher Former President and Chief Executive Officer(1)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	71,222 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	47,500 38,092 36,287	118,722 38,092 36,287
Donna Moroney Former Chief Financial Officer(2)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	17,339 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,005 9,101 7,418	27,344 9,101 7,418

Notes:

(1)

Keith Henderson was appointed President and Chief Executive Officer of the Company on December 1, 2008.  Anton Drescher resigned as the President and Chief Executive Officer of the Company on December 1, 2008.

(2)

Michael Kinley was appointed Chief Financial Officer of the Company on July 30, 2008.  Donna Moroney resigned as the Chief Financial Officer of the Company on July 30, 2008.

(3)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.

The Company does not have any long term incentive plan awards defined as "any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

During the fiscal year ended January 31, 2009, the following incentive stock options were granted to the Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price (CAD/Security)	Market Value of Securities Underlying Options on the Date of Grant (CAD/Security) (2)	Expiration Date
Keith Henderson	500,000	13.8%	$0.30	$0.30	January 7, 2011
Michael Kinley	100,000 20,000	3.3%	$1.40 $0.30	$1.40 $0.30	May 23, 2010 January 7, 2011
Anton Drescher	100,000 10,000	3.1%	$1.40 $0.30	$1.40 $0.30	May 23, 2010 January 7, 2011
Donna Moroney	25,000	0.7%	$1.40	$1.40	May 23, 2010

(1)

Percentage of all of the Company's options granted during the last fiscal year.

(2)

Value calculated using the closing price of Common Shares on the TSX.V on the date of grant.

The following table sets forth details of all exercises of stock options during the last financial year by the NEOs and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CAD $)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (CAD $)(2) Exercisable/ Unexercisable
Keith Henderson	Nil	Nil	500,000/Nil	$105,500/Nil
Michael Kinley	Nil	Nil	120,000/Nil	Nil/Nil
Anton Drescher	Nil	Nil	110,000/Nil	$2,100/Nil
Donna Moroney	Nil	Nil	25,000/Nil	Nil/Nil

(1)

Value calculated using the closing price of Common Shares on the TSX.V on the date of exercise, less the exercise price per share.

(2)

Value calculated using the closing price of Common Shares on the TSX.V on January 31, 2009, being the last trading day of the Company's shares for the fiscal year, of CAD0.51 per share, less the exercise price per share.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2009.

Except as noted below, none of the Company's current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company's most recently completed financial year.

Effective December 1, 2008, the Board approved, the payment of an annual retainer and meeting fees to the directors who are not also executive officers of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability.  Directors who are not also executive officers receive a monthly retainer fee of CAD 2,000 (CAD 24,000 per annum), plus an additional fee of CAD 500 per Board or Board committee meeting attended in person or by conference telephone.  There is no additional compensation paid with respect to committee membership.  In addition, the Company reimburses directors for their out-of-pocket costs incurred in attending board meetings.  During the fiscal year ended January 31, 2009, each of Messrs. Drescher, Cruise and Pontius received aggregate director's fees of CAD 8,000.

Directors who are not also executive officers are also eligible to receive incentive stock options.  The following table sets out the incentive stock options granted during the financial year ended January 31, 2009 to the directors of the Company who were not executive officers:

Name	Securities Under Option	Exercise Price (CAD)	Market Value of Securities Underlying Options on Date of Grant(1) (CAD)	Expiration Date
Mark Cruise	187,500 62,500	$1.40 $0.30	$1.40 $0.30	May 23, 2010 January 7, 2011
Jeffrey Pontius(2)	187,500 62,500	$1.40 $0.30	$1.40 $0.30	May 23, 2010 January 7, 2011

(1)

Value calculated using the closing price of Common Shares on the TSX.V on the date of grant.

(2)

Mr. Pontius resigned from the board on February 13, 2009.

The following table sets forth details of all exercises of stock options during the last financial year ended January 31, 2009, by directors who are not also executive officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CAD $)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (CAD $)(2) Exercisable/ Unexercisable
Directors who are not executive officers (2)	Nil	Nil	500,000/Nil	26,250/Nil

(1)

Value calculated using the closing price of the Common Shares on the TSX.V on the date of exercise less the exercise price multiplied by the number of shares acquired.

(2)

Value calculated using the closing price of Common Shares on the TSX.V on May 30, 2008, being the last trading day for the Common Shares for the fiscal year, of CAD 0.51 per share, less the exercise price per share.

6.C

Board Practices

The Board is elected at each annual general meeting of the shareholders.  Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Section 6.A – Directors and Senior Management - for dates directors were first elected to the Board.

Audit Committee

The following directors are on the Audit Committee:

Anton J. Drescher

Mark D. Cruise

Augusto Baertl

At the first meeting following each annual general meeting, the directors must elect an audit committee to hold office until the next annual general meeting consisting of no fewer than three directors, of whom a majority must not be officers or employees or a "control person", of the Company or of any affiliate or associate of the Company.  A "control person" means any person that holds or is one of a combination of persons that holds a sufficient number of securities of the Company so as to affect materially the control of the Company or that holds 20% or more of the voting securities of the Company.

The primary duties and responsibilities of the Audit Committee are to:

  Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of Dorato.
  Monitor the independence and performance of the auditor of Dorato (the "Auditor") and the internal audit function of Dorato.
  Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the Audit Committee for review, and the report of the Audit Committee on the financial statements must be submitted to the directors thereafter.

Mark Cruise and Augusto Baertl are independent, as that item is defined by the NYSE Amex Company Guide.  Anton Drescher is the chairman of the Audit Committee and Anton Drescher has been designated by the Board as the audit committee financial expert, as defined in Item 16A of Form 20-F.  See Item 16A. Audit Committee Financial Expert.

The Company has no compensation or remuneration committee.

6.D

Employees

As at January 31, 2009 and the date of filing this Annual Report, the Company did not have any employees nor did the Company have any employees as at January 31, 2008 and 2007.  The Company retains consultants to perform administrative and financial accounting/bookkeeping services.

6.E

Share Ownership

The following table sets out the number of shares beneficially owned by the Company's directors and members of administrative, supervisory or management bodies as of August 7, 2009 and percentage of those shares outstanding of that class.

Name	Common Shares Owned (1)	Percentage of Class)
Keith J. Henderson	50,000	0.09%
Anton J. Drescher	1,291,221	2.48%
Mark D. Cruise	170,000	0.33%
Augusto Baertl	Nil	n/a
Michael W. Kinley	40,000	0.08%
Marla K. Ritchie	15,000	0.03%
All Executive Officers and Directors as a Group	1,566,221	3.01%

(1)

None of the individuals listed hold options that are exercisable on, or within 60 days after, August 7, 2009.

Incentive Stock Option Plan

At the annual general meeting held on July 30, 2008, the shareholders approved the 2008 Stock Option Plan of the Company (the "Plan").

The purpose of the Plan is to recognize contributions made by directors, officers, consultants and employees of the Company and to provide for an incentive for their continuing relationship with the Company.

Pursuant to the policies of the TSX.V, we must seek shareholder approval for the Plan at each annual meeting as the Plan is considered a "Rolling Plan".  The Plan was ratified by shareholders at the annual meeting held July 9, 2009.

The material terms of the Plan are as follows:

1.

Options may be granted to directors, officers, employees and consultants of, and to the employees of companies providing management services to, the Company and its affiliates.

2.

The aggregate number of shares which may be issued pursuant to options granted under the Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the Common Shares issued and outstanding at the time of the grant.

3.

The number of Common Shares subject to each option will be determined by the Board, or a duly appointed committee of the Board, provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

(a)

any one person in any twelve month period may not exceed 5% of the issued Common Shares;

(b)

insiders (directors or officers) during any 12 month period may not exceed 10% of the Company's issued Common Shares;

(c)

issued to any one insider and his or her associates within any 12 month period may not exceed 5% of the Company's issued Common Shares;

(d)

any one individual during any 12 month period may not exceed 5% of the Company's issued Common Shares;

(e)

any one consultant during any 12 month period may not exceed 2% of the Company's issued Common Shares; and

(f)

all persons employed to provide investor relations activities (as a group) may not exceed 2% of the Company's issued Common Shares during any 12 month period; in each case calculated as at the date of grant of the option, including all other Common Shares under option to such person at that time.

3.

The exercise price of an option may not be set at less than the minimum price permitted by the TSX.V (currently the closing price of the Common Shares on the TSX.V on the day prior to an option grant less the maximum discount permitted by the TSX.V).

4.

Options may be exercisable for a period of up to five years from the date of grant.

5.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee's death.

6.

Options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

7.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board will have the right to accelerate the date on which any option becomes exercisable.

As of August 7, 2009 there were 4,907,500 stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan.  Based on the outstanding Common Shares, as at August 7, 2009, options with respect to an additional 290,570 Common Shares are available for grant under the Plan.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of the date of this Annual Report, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by our directors and senior officers as a group is 1,530,221 common shares, representing 2.89% of our total issued and outstanding common shares.  The term "beneficial owner" of the common shares refers to any person who, even if not the record owner of the common shares, has or shares the underlying benefits of ownership.  These benefits include the power to direct the voting or the disposition of the common shares or to receive the economic benefit of ownership of the common shares.  A person also is considered to be the "beneficial owner" of common shares that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their common shares through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.

7.A

Major Shareholders

As at August 7, 2009, the aggregate number of Common Shares beneficially owned, directly or indirectly, by the Company's directors and senior officers as a group (6 people) is 1,566,221 Common Shares, representing 3.01% of the total issued and outstanding Common Shares.

All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company's major shareholders.

As at August 7, 2009, to the knowledge of management, the following are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially Owned	Percent of Class(1)
Carlos Ballon Barraza	4,800,000	9.23%
Jorge Arturo Bedoya	6,373,900(2)	12.26%
Franco-Nevada Corporation	3,500,000	6.73%
Sprott Asset Management Inc.(3)	6,924,000	13.32%

(1)

Percent of class is calculated by dividing (x) the number of shares beneficially owned by the person, by (y) the sum of (i) the number of common shares outstanding as at August 7, 2009, which was 51,980,695, and (ii) the number of shares that the person has the right to acquire within 60 days of August 7, 2009.

(2)

Includes 100,000 stock options exercisable at $1.40 until May 23, 2010.

(3)

Based on Schedule 13G filed with the Securities and Exchange Commission on April 9, 2009.

None of the shareholders disclosed above have any voting rights with respect to their respective Common Shares that are different from any other holder of Common Shares.

As of August 7, 2009, there were 51,980,695 Common Shares issued and outstanding.  The Company's shareholder list as provided by Computershare Investor Services, Inc., the Company's registrar and transfer agent, indicates that the Company had 122 registered shareholders owning Common Shares, of which 47 of these registered shareholders, holding approximately 5,738,844 (11.04%) Common Shares, are residents of the United States, 60 of these registered shareholders, holding approximately 44,142,851 (84.92%) Common Shares, are residents of Canada, and 7 of these registered shareholders, holding approximately 2,089,000 (4.01%) Common Shares, are residents of jurisdictions other than the United States and Canada.

Control by Foreign Government or Other Persons

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Annual Report, there are no arrangements known to us which may at a subsequent date result in a change of control.

7B.

Related Party Transactions

Except as noted below or as described elsewhere in this annual report, there are no transactions or loans since February 1, 2008 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.  Close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.  An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the company.

1.

Pursuant to an oral agreement, effective as and from December 1, 2008, the Company has retained Acuitas Consulting Ltd. Inc. ("Acuitas"), a company controlled by Keith Henderson, the President and Chief Executive Officer and a director of the Company, to provide management consulting services to the Company at a fee of $12,000 per month.  This fee was increased to $16,600 effective March 1, 2009.  The arrangement is without a fixed term, and is terminable by either party on 30 days notice.  During the financial year ended January 31, 2009, the Company paid Acuitas an aggregate of $24,000 (2008 - $Nil, 2007- $Nil).

2.

Pursuant to an oral agreement, effective as and from August 1, 2008, the Company has retained Winslow Associates Management & Communications Inc. ("Winslow"), a company controlled by Michael W. Kinley, the Chief Financial Officer of the Company, to provide financial consulting services to the Company at a fee of $5,000 per month.  The arrangement is without a fixed term, and is terminable by either party on 30 days notice.  During the financial year ended January 31, 2009, the Company paid Winslow an aggregate of $30,000 (2008 - $Nil, 2007 - $Nil).

3.

Pursuant to an oral agreement, effective as of and from  October 1, 2008, the Company leases office space and receives administrative services from Cardero Resource Corp., a company with certain directors or officers (Mark Cruise, Keith Henderson, Michael Kinley and Marla Ritchie) in common with the Company. Under the lease, the Company is obligated to pay $2,488.84 per month in rent (plus utilities).  The term of the lease is from October 1, 2008 to October 1, 2012 and is terminable by either party with 30 days notice.

4.

On November 18, 2008 and December 5, 2008, the Company's wholly-owned subsidiary, Dorato Peru S.A.C., made loans in the amount of USD$300,000 and USD$583,000 (the "Loan"), respectively, to Trevali Resources Corp. ("Trevali"), a company with certain directors or officers (Mark Cruise, Michael Kinley, Marla Ritchie) in common with the Company.  The largest amount outstanding during the financial year ended January 31, 2009 and to the date hereof under the Loan was USD$883,000.  As of July 30, 2009, USD$788,000 remained outstanding, which has been fully repaid as of the date hereof. The Loan transaction was unauthorized and had received neither regulatory or Board approval, however, all related party transactions have been properly reflected in the Company's 2009 audited annual and subsequent interim financial statements in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company's operations as described in the notes thereto. On July 15, 2009, the Company entered into a demand loan agreement with Trevali to document the outstanding portion of the Loan pursuant to which the Loan was payable on the earlier of December 31, 2009 or on demand by the Company.  The agreement included significant interest on the Loan payable to Dorato at a rate of LIBOR plus 5% per annum, exceeding interest typically available to the Company.  The Loan was repaid in cash, with interest, on July 31, 2009.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See the Company's audited consolidated financial statements for the fiscal years ended January 31, 2009, 2008 and 2007 attached hereto.

The Company is not aware of any current or pending material legal or arbitration proceeding to which we are or are likely to be a party or of which any of our properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to us or our subsidiaries or has a material interest adverse to us.

The Company has not declared or paid any cash dividends on our capital stock.  The Company does not currently expect to pay cash dividends in the foreseeable future.

8.B

Significant Changes

There have been no significant changes since the date of our annual financial statements, other than as discussed in this Annual Report.

ITEM 9.    THE OFFER AND LISTING

9.A

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the NEX (until April 24, 2008 and subsequently on the TSX.V):

Year	High	Low
2009	$2.37	$0.19
2008	$2.40	$ 0.67
2007	$0.99	$0.30
2006	$0.48	$0.22
2005	$0.64	$0.22

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the NEX (until April 24, 2008 and subsequently on the TSX.V):

Quarter Ended	High	Low
July 31, 2009	$0.55	$0.42
April 30, 2009	$0.81	$0.47
January 31, 2009	$0.62	$0.19
October 31, 2008	$1.55	$0.33
July 31, 2008	$1.75	$1.31
April 30, 2008	$2.37	$1.50

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX.V):

Month	High	Low
July 2009	$0.55	$0.40
June 2009	$0.65	$0.43
May 2009	$0.67	$0.54
April 2009	$0.76	$0.54
March 2009	$0.72	$0.47
February 2009	$0.81	$0.50

The Company's common shares are not and were not at any time in the five most recent full financial years and any subsequent period regularly traded in an organized market in the United States.

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Company's common shares are listed on the TSX.V, under the trading symbol "DRI."  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We are also quoted on OTC Pink Sheets Electronic Quotation under the trading symbol "DRIFF" and the Berlin Stock Exchange – Unofficial Regulated Market and the Frankfurt Stock Exchange under the symbol "DO5".

9.D

Selling Shareholders

Not applicable.

9.E

Dilution

Not applicable.

9.F

Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

Effective August 21, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.  Our new form of Articles, as approved by our shareholders at our annual meeting held on August 9, 2006 (adjourned from July 17, 2006), were adopted on the date of continuation.

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

The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors.  A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation.  Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors.  Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the Business Corporations Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a special meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.

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

The Company's Notice of Articles and Articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our shares.  There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

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

10.C

Material Contracts

Each of the following material contracts to which the Company has been a party for the two years immediately preceding the publication of this annual report is listed as an exhibit to this annual report and is summarized elsewhere herein:

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

5.

Option Agreement between our wholly-owned subsidiary, Dorato Peru S.A.C., and the  shareholders of Compania Minera Afrodita S.A.C. dated October 18, 2007, whereby we were granted the option to purchase all of the shares of Afrodita.

6.

Royalty Agreement between the Company and Franco-Nevada Corporation dated August 18, 2008, as amended March 20, 2009.

7.

Subscription Agreement pursuant to the non-brokered private placement completed on April 18, 2008.

8.

Agency Agreement dated March 31, 2009 between the Company and Canaccord Capital Corporation.

9.

Subscription Agreement pursuant to the brokered private placement completed on March 31, 2009.

10.D

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See "Taxation" below.

10.E

Taxation

Material Canadian Federal Income Tax Considerations

The following is a summary of the material anticipated tax consequences of an investment by an investor not resident or deemed resident in Canada, under Canadian tax laws and any applicable bilateral income treaty.

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with us, are not "financial institutions" as defined in the Income Tax Act (Canada), an interest in which would be a "tax shelter investment" as defined in the Income Tax Act, and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.  The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance (Canada), the current administrative and assessing policies of the Canada Revenue Agency, and the provisions of the Canada-U.S. Tax Convention (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Dividends on our Common Shares

Under the Income Tax Act, amounts paid or credited on account or in lieu of payment of, or in satisfaction of, dividends, including stock dividends, to holders of our common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend.  The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-U.S. Tax Convention, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" in Canada, and is considered to be a resident of the United States and a "qualifying person" under the Canada-U.S. Tax Convention, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the amount of the dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the amount of the dividends.  Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Tax Convention, will not have to pay the Canadian withholding tax.

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Tax Convention.  A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a designated stock exchange within the meaning of the Income Tax Act (which includes the TSX.V) on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition.  Where a common share is taxable Canadian property to a U.S. resident holder who is a "qualifying" person for purposes of the Canada-U.S. Tax Convention it will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada.  This relief under the Canada-U.S. Tax Convention may not be available to a U.S. resident holder who had a "permanent establishment" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment.

Under the Income Tax Act, the disposition of a common share by a holder may occur in a number of circumstances including on a sale or gift of the share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the common shares.

All non-Canadian stockholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.  The purchaser is obligated to withhold 25% of the gross proceeds on the acquisition of the common shares from a non-Canadian stockholder except to the extent of the certificate limit on a clearance certificate obtained by the stockholder under Section 116 of the Income Tax Act.

A Section 116 clearance certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada.  If the non-Canadian stockholder does not provide a Section 116 clearance certificate to the purchaser, then the purchaser will be required to withhold and remit to the Canada Revenue Agency 25% of the proceeds on account of the non-Canadian stockholder's tax obligation within 30 days after the end of the month in which the shares were sold.  The stockholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

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

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under "Disposition of Common Shares."

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of the Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of the Common Shares that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of the Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of the Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired the Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Common Shares.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds the Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares.

Other Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of the Common Shares.

Tax Status of the Company

On August 21, 2006, the Company continued from its incorporation in the State of Wyoming to being a British Columbia, Canada corporation.  Section 7874 of the Code was enacted in 2004 to address transactions whereby U.S. corporations migrate to a foreign jurisdiction to avoid U.S. federal income tax.  Section 7874(b) provides generally that a corporation that migrates from the U.S. will nonetheless be considered a U.S. corporation and remain subject to U.S. tax on its worldwide income unless the migrating entity has "substantial business activities" in the foreign country in which it is migrating when compared to its total business activities.  The Company has taken the position that at the time of its continuance to Canada, it had "substantial business activities" in Canada when compared to its total business activities, and that Section 7874(b) of the Code does not apply to cause the Company to be treated as a U.S. corporation and be subject to U.S. income tax on its worldwide income.  The position taken by the Company may be challenged by U.S. tax authorities with the result that the Company may be treated as a U.S. corporation and remain subject to U.S. federal income tax on its worldwide income.  In addition to U.S. income taxes, were Section 7874(b) of the Code to apply to the Company, the Company could be subject to penalties for failure to file U.S. tax returns, late fees, and interest on past due taxes.  The remainder of this summary assumes that Section 7874(b) of the Code does not apply to the Company.

Passive Foreign Investment Company Rules

If the Company is considered a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares.

The Company generally will be considered a "PFIC" under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  "Gross income" generally means all revenues less cost of goods sold.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a "Subsidiary PFIC"), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of the Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended January 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year.  The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company's PFIC status for any taxable year during which U.S. Holders hold the Common Shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds the Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company were also a "controlled foreign corporation" under the meaning of Section 957 of the Code, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date.  The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company or any subsidiary of the Company is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to the Company or any Subsidiary PFIC.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of the Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of the Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses the Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Common Shares

If the Company is not considered a PFIC at any time during a U.S. Holder's holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares.

Distributions on the Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares (see "Disposition of the Common Shares" below).  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction."

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed above, the Company believes that it qualified as a PFIC for the taxable year ended January 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year (see more detailed discussion at "Passive Foreign Investment Company Rules" above).  The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company's PFIC status for any taxable year during which U.S. Holders hold the Common Shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of The Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of the Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of the Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as "foreign source" under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Issues Generally Applicable to the Ownership and Disposition of the Common Shares

The following is a discussion of certain U.S. federal income tax issues generally applicable to U.S. Holders relating to the ownership and disposition of the Common Shares, regardless of the Company's status as a PFIC (unless specified otherwise).

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale, exchange or other taxable disposition of the Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income."

Subject to specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of the Common Shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any "mark-to-market election" or "QEF election" (each as defined above).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, the Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS on a timely basis.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H

Documents on Display

Material contracts and publicly available corporate records may be viewed at our head office located at Suite 1920 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

The Company's reports and other information, including this annual report and the exhibits thereto, as filed with the Securities and Exchange Commission in accordance with the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

10.I

Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities.  The Company defines its capital as shareholders' equity.  The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company's approach to capital management during the year ended January 31, 2009.  The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as held-for-trading; amounts receivable as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.  The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below.  The Company does not believe that there has been a material quantative change in its market risk exposure between the financial year ended January 31, 2009 and the previous financial year ended January 31, 2008.

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company's investment policy.  In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.  Concentration of credit risk exists with respect to the Company's cash and cash equivalents as all amounts are held at a single major Canadian financial institution.  The Company's concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	January 31, 2009	January 31, 2008
Cash	$ 826,445	$ 746,368
GIC	$ -	$ 5,104,811
Accounts receivable	$ 78,489	$ 37,103
Due from related parties	$ 808,700	$ -

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency.  The Company has no asset backed securities.

The credit risk associated with due from related parties has been assessed as low by management as the Company has strong working relationships with the related parties involved.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments.  The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company maintains substantially sufficient cash and cash equivalents at January 31, 2009 in the amount of $826,445 in order to meet short-term business requirements.  At January 31, 2009 the Company had accounts payable and accrued liabilities of $344,039 (2008 - $252,178).

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

i.

Interest rate risk

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company's sensitivity analysis suggests that an actual 1% change in interest rates as at January 31, 2009 would not have had a material effect on interest income.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in Peru.  The Company's sensitivity analysis suggests that a consistent 10% change in the absolute rate of exchange in Peruvian soles, during the 2009 fiscal year, the foreign currency for which the Company has monetary assets employed, would net assets and foreign exchange gain (loss) by approximately $900,000. Foreign currency risk relating to translation from the functional to the reporting currency can be significant, however the impact of all such effects are summarized in accumulated other comprehensive income (loss) on the balance sheet.

iii.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk.  The Company has no financial instruments exposed to such risk.

The Company's operations are not yet exposed to risks associated with commodity prices, interest rates and credit.  Commodity price risk is defined as the potential loss that the Company may incur as a result of changes in the fair value of gold, silver, iron, copper or other metals that may be produced by the Company.  Industry wide risks can, however, affect the Company's general ability to finance exploration, and development of exploitable resources; however, such effects are not predictable or quantifiable.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders since the adoption of new Articles in 2006.

Use of Proceeds

Not applicable.

ITEM 15T.      CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company's Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's annual report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below.  The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of January 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was not effective as of January 31, 2009 as a  material weaknesses was discovered in relation to a loan transaction.

On November 18, 2008 and December 5, 2008, the Company's wholly-owned subsidiary, Dorato Peru S.A.C., made loans in the amount of USD$300,000 and USD$583,000 (the "Loan"), respectively, to Trevali Resources Corp. ("Trevali"), a company with certain directors or officers (Mark Cruise, Michael Kinley, Marla Ritchie) in common with the Company.  The Loan transaction was unauthorized and had received neither regulatory or Board approval, however, all related party transactions have been properly reflected in the Company's 2009 audited annual and subsequent interim financial statements in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company's operations as described in the notes thereto. The Loan was repaid in cash, with interest, on July 31, 2009.

Management has concluded that certain entity level controls were not operating effectively at the time of the Loan, and while the amount involved was material, disclosure controls were not materially affected as the Company's 2009 audited annual and subsequent interim financial statements were in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company's operations as described in note 8 thereto. Management has implemented additional controls at its Peruvian subsidiary to prevent any recurrence of the circumstances which led to the Loan transaction described above. Specifically, the Company has adopted an inter-corporate and conflicts of interest policy to ensure that matters such as the foregoing are properly brought to the attention of the Board and that such matters are not permitted to proceed until applicable regulatory and corporate approvals have been obtained.  Management believes that, following repayment in full and the implementation of several additional controls, the material weakness has been fully mitigated and the Loan did not and has not impacted exploration activities during the interim period and will not impact activities planned for the upcoming exploration program.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Anton Drescher is an audit committee financial expert (as defined in Item 16A of Form 20-F).  Mr. Drescher is not an "independent" director, as that term is defined by the NYSE Amex Company Guide, because he is the former President and Chief Executive Officer of the Company.

ITEM 16B.

CODE OF ETHICS

The Company adopted a Code of Ethics effective April 2004.  Any person may obtain without charge, upon written request, a copy of such Code of Ethics by contacting our Corporate Secretary at #1920-1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal year ended January 31, 2009 and BDO Dunwoody LLP, Chartered Accounts for the fiscal year ended January 31, 2008.

Year ended January 31	2009	2008
Audit fees	$52,028	$17,956
Audit-related fees	$ -	$ 0
Tax fees(1)	$ 2,794	$ 0
All other fees(2)	$ -	$ 6,090
Total	$54,822	$24,046

(1)

Tax fees relate to the preparation of corporate income tax returns.

(2)

All other fees consist primarily of the aggregate fees billed for professional services rendered by BDO Dunwoody LLP, Chartered Accountants, related to reviews of our unaudited quarterly financial statements.

Pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit related services, tax services and other services provided by independent auditors. Any services provided by the independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  All such services provided by the independent auditors during the last two fiscal years were pre-approved in this manner.   The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We are filing with this annual report the following:

  Report of Independent Registered Public Accounting Firm dated May 22, 2009, except for note 15 which is dated August 6, 2009.
  Auditors' Report dated May 28, 2008, except for notes 9 and 10 which are dated as of July 14, 2008.
  Consolidated Balance Sheets at January 31, 2009 and January 31, 2008.
  Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2009, January 31, 2008 and January 31, 2007.
  Consolidated Statements of Cash Flows for the years ended January 31, 2009, January 31, 2008 and January 31, 2007.
  Consolidated Statements of Stockholders Equity for the years ended January 31, 2009, January 31, 2008 and January 31, 2007.
  Notes to the Consolidated Financial Statements for the years ended January 31, 2009, January 31, 2008 and January 31, 2007.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Financial Statements

January 31, 2009, 2008 and 2007

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Auditor's Report

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders' Equity

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

(An Exploration Stage Company)

We have audited the consolidated balance sheet of Dorato Resources Inc. (an exploration stage company) as at January 31, 2009 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders' equity for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board ("PCAOB") (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2008 and for the years ended January 31, 2008 and 2007 were audited by another firm of auditors who expressed on opinion without reservation in their report dated May 28, 2008.

/S/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, Canada

May 22, 2009, except for Notes 8, 13 f, g, h and 15 which are as of August 6, 2009

COMMENTS BY AUDITORS FOR U.S. READERS – US Reporting Difference

In the United States, reporting standards of the PCAOB for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as described in note 1 to the consolidated financial statements.  Our report to the shareholders dated May 22, 2009 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/S/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, Canada

May 22, 2009, except for Notes 8, 13 f, g, h and 15 which are as of August 6, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of,

Dorato Resources Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Dorato Resources Inc. (An Exploration Stage Company) as at January 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders' equity (deficiency) for each of the years in the three year period ended January 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada
May 28, 2008, except for Notes 9 and 10 which are dated as of July 14, 2008

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated May 28, 2008, except for Notes 9 and 10 which are dated as of July 14, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada
May 28, 2008, except for Notes 9 and 10 which are dated as of July 14, 2008

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31

(Expressed in US Dollars)

	2009	2008

ASSETS

Current
Cash and cash equivalents	$ 826,445	$ 5,851,179
Accounts receivable	78,489	37,103
Prepaid expenses	105,205	2,020

	1,010,139	5,890,302

Due from related parties (Note 8)	808,700	-
Property and equipment (Note 4)	72,884	12,028
Exploration advances	11,821	-
Mineral property interests (Note 5)	14,108,773	473,610

	$ 16,012,317	$ 6,375,940

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 191,328	$ 252,178
Due to related parties (Note 8)	152,711	-
	344,039	252,178

Shareholders' equity
Capital stock (Note 6)	24,714,553	6,512,234
Shares subscribed	-	5,337,680
Contributed surplus	1,901,341	-
Accumulated other comprehensive income (loss)	(2,641,641)	10,310
Deficit	(8,305,975)	(5,736,462)

	15,668,278	6,123,762

	$ 16,012,317	$ 6,375,940

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

"Keith Henderson" (signed)	Director	"Anton Drescher"(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JANUARY 31

(Expressed in US Dollars)

	2009	2008	2007
		(Note 14)	(Note 14)
Expenses
Amortization	$ 5,857	$ 2,040	$ 1,147
Consulting fees (Notes 7 and 8)	2,167,943	37,717	26,411
Investor relations (Notes 7 and 8)	286,862	-	-
Office and miscellaneous (Notes 7 and 8)	187,624	63,373	20,589
Professional fees (Note 7)	215,508	62,149	21,611
Property investigation costs	-	123,441	-
Regulatory	47,823	14,233	14,399
Travel and promotion (Note 8)	88,809	4,877	-
	3,000,426	307,830	84,157
Loss before other items	(3,000,426)	(307,830)	(84,157)
Other items
Gain on foreign exchange	330,711	6,732	-
Interest income	114,380	27,977	4,774
Loss on disposal of equipment	(14,178)	-	-
	430,913	34,709	4,774

Net loss for the year	(2,569,513)	(273,121)	(79,383)

Other comprehensive income (loss)
Foreign currency translation adjustment	(2,651,951)	42,117	-
Comprehensive loss for the year	$ (5,221,464)	$ (231,004)	$ (79,383)

Basic and fully diluted loss per share	($0.10)	($0.05)	($0.03)

Weighted average number of common shares outstanding	24,859,595	5,399,532	2,415,721

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 31

(Expressed in US Dollars)

	2009	2008	2007
		(Note 14)	(Note 14)
Operating Activities
Net loss for the year	$ (2,569,513)	$ (273,121)	$ (79,383)
Add items not affecting cash:
Amortization	5,857	2,040	1,147
Stock-based compensation	1,862,352	-	-
Loss on disposal of equipment	14,178	-	-
Changes in non-cash items:
Accounts receivable	(41,386)	(36,048)	765
Accounts payable and accrued liabilities	24,496	30,500	(9,521)
Prepaid expenses	(103,185)	(347)	(681)
Cash Used in Operating Activities	(807,201)	(276,976)	(87,673)

Financing Activities
Issuance of capital stock	7,226,935	658,548	420,561
Shares subscribed	-	5,337,680	-
Share issuance costs	(35,272)	-	-
Cash Provided by Financing Activities	7,191,663	5,996,228	420,561

Investing Activities
Exploration advances	(11,821)	-	-
Mineral property interests	(9,534,686)	(258,651)	-
Due to/from related parties	(655,989)	-	21,000
Purchase of equipment	(77,735)	(13,265)	-
Cash Provided by (Used in) Investing Activities	(10,280,231)	(271,916)	21,000

Effect of Foreign Currency Translation	(1,128,965)	42,117	6,387

Increase (Decrease) in Cash and Cash Equivalents	(5,024,734)	5,489,453	360,275
Cash and Cash Equivalents, Beginning of Year	5,851,179	361,726	1,451
Cash and Cash Equivalents, End of Year	$ 826,445	$ 5,851,179	$ 361,726

Cash and Cash Equivalents Consist of:
Cash	$ 826,445	$ 746,368	$ 17,455
Term deposits and guaranteed investment certificates	-	5,104,811	344,271
	$ 826,445	$ 5,851,179	$ 361,726

Supplemental Cash Flow Information
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

	Number of Shares Issued	Capital Stock	Contributed Surplus	Shares Subscribed	Accumulated Other Comprehensive Income (Loss)	Deficit	Total

Balance, January 31, 2006	1,262,562	$ 5,212,211	$ -	$ -	$ (38,194)	$ (5,383,958)	$ (209,941)
Private placement	2,200,000	420,561	-	-	-	-	420,561
Debt settlement	1,155,625	220,914	-	-	-	-	220,914
Currency translation adjustment	-	-	-	-	6,387	-	6,387
Loss for the year	-	-	-	-	-	(79,383)	(79,383)

Balance, January 31, 2007	4,618,187	5,853,686	-	-	(31,807)	(5,463,341)	358,538
Exercise of warrants	2,200,000	658,548	-	-	-	-	658,548
Shares subscribed	-	-	-	5,337,680	-	-	5,337,680
Currency translation adjustment	-	-	-	-	42,117	-	42,117
Loss for the year	-	-	-	-	-	(273,121)	(273,121)

Balance, January 31, 2008	6,818,187	6,512,234	-	5,337,680	10,310	(5,736,462)	6,123,762

Private placement	18,500,000	12,564,615	-	(5,337,680)	-	-	7,226,935
Mineral property interests acquisition	12,850,000	5,672,976	-	-	-	-	5,672,976
Stock-based compensation	-	-	1,901,341	-	-	-	1,901,341
Share issue costs	-	(35,272)	-	-	-	-	(35,272)
Currency translation adjustment	-	-	-	-	(2,651,951)	-	(2,651,951)
Loss for the year	-	-	-	-	-	(2,569,513)	(2,569,513)

Balance, January 31, 2009	38,168,187	$ 24,714,553	$ 1,901,341	$ -	$ (2,641,641)	$ (8,305,975)	$ 15,668,278

The accompanying notes are an integral part of these consolidated financial statements.

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There are several adverse conditions which cast doubt on the validity of this assumption.  The Company has incurred significant operating losses (2009 – $2,569,513; 2008 – $273,121, 2007 – $79,383), is currently unable to self-finance operations, has working capital of $666,100 (2008 – $5,638,124), a deficit at January 31, 2009 of $8,305,975 (2008 – $5,736,462), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing.  Future capital requirements will depend on many factors including the Company's ability to execute its business plan.  The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions.  Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company's recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for mineral property interests is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties and future profitable production or proceeds from their disposition. The carrying value of the Company's mineral property interests do not reflect current or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted  accounting principles ("GAAP") and are expressed in United States dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  Significant areas requiring the use of estimates include accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The Company's functional currency is the Canadian dollar. The accounts of subsidiaries, which are integrated operations, are translated to Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rate.  Non- monetary assets and liabilities are translated using historical rates of exchange.  Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in operations.  Exchange gains and losses are included in the statement of operations and comprehensive loss.

The Company's reporting currency is the United States dollar.  The Company uses the current rate method to translate from the functional currency to its reporting currency, whereby all assets and liabilities are translated into United States dollar equivalents at the rate of exchange at the balance sheet date.  Revenue and expenses are translated into United States dollar equivalents at the average rate of exchange throughout the year.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash on deposit, term deposits and guaranteed investment certificates ("GIC") that are readily convertible into known amounts of cash within three months or less from the date of acquisition.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment

–

25% - 30%

Office equipment

–

10% - 25%

Leasehold improvements

–

straight-line over the lease term

Additions during the year are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs initially at cost.  All costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production.  Proceeds from mineral property interests sold will be credited against the cost of the property.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations ("ARO")

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimate of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital.  The new section is effective for the Company for the year commencing February 1, 2008.  Other than the additional disclosure in note 12, the adoption of this section has had no impact on the Company's consolidated financial statements.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss).  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company's shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income or loss calculated in accordance with Canadian GAAP.

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosures and Presentation", revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 3.

Going concern

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of a company's ability to continue as a going concern.  When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on February 1, 2008. The adoption of this standard had no effect on the Company's financial statements.

Future accounting changes

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for the year commencing February 1, 2011.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs".  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for years beginning on or after February 1, 2009.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations", Section 1601, "Consolidations", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held for trading; accounts receivable and amounts due from related parties as loans and receivables; and accounts payable and accrued liabilities and amounts due to related parties as other financial liabilities. The carrying values of cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments, or in the case of related party amounts, because the counterparty is known to the Company.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company's investment policy. The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are held by a major Canadian financial institution with a strong investment-grade rating by a primary ratings agency.

The Company's concentration of credit risk and maximum exposure thereto is as follows relating to financial assets:

	2009	2008	2007
Cash	$ 826,445	$ 746,368	$ 17,455
Cash equivalents	$ -	$ 5,104,811	$ 344,271
Accounts receivable	$ 78,489	$ 37,103	$ 1,055
Due from related parties	$ 808,700	$ -	$ -

The Company's cash at January 31, 2009 consists of $709,702 in Canada and $116,743 in Peru. Concentration of credit risk exists with respect to the Company's Canadian cash and cash equivalents as all amounts are held at a single major Canadian financial institution.  Credit risk with regard to cash held in Peru is mitigated as the amount is only sufficient to cover short-term requirements. With respect to receivables at January 31, 2009, the Company is not exposed to significant credit risk as the majority are due from governmental agencies or related parties.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash and cash equivalents to meet the Company's business requirements; however, at January 31, 2009, the cash balance of $826,445 is insufficient to meet the needs for the coming year.  Therefore, the Company will be required to raise additional capital or sell one or more mineral property interests in order to fund its operations in 2010 (note 13(c)). At January 31, 2009, the Company had accounts payable and accrued liabilities, and amounts due to related parties of $344,039 (2008 – $252,178), which are all payable within six months.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises four types of risk: interest rate risk, foreign currency risk, commodity price risk and other price risk.

Interest rate risk

The Company's cash and cash equivalents consists of cash held in bank accounts and  term deposits or guaranteed investment certificates (2008) that earn interest at variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company's sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in Peru.  The Company's sensitivity analysis suggests that a consistent 5% change in the absolute rate of exchange in Peruvian soles, the foreign currency for which the Company has monetary assets employed, would net assets and foreign exchange gain (loss) by approximately $450,000. Foreign currency risk relating to translation from the functional to the reporting currency can be significant, however the impact of all such effects are summarized in accumulated other comprehensive income (loss) on the balance sheet.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk.  The Company has no financial instruments exposed to such risk.

4.

PROPERTY AND EQUIPMENT

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 12,767	$ 2,596	$ 10,171	$ 25,871	$ 13,843	$ 12,028
Office equipment	49,232	971	48,261	-	-	-
Leasehold improvements	15,737	1,285	14,452	-	-	-
	$ 77,736	$ 4,852	$ 72,884	$ 25,871	$ 13,843	$ 12,028

1.

MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total
Balance, January 31, 2007	$ -	$ -	$ -	$ -

Acquisition costs	-	-	-	-
Deferred exploration costs:
Incurred during the year:
Field expenses	6,861	-	-	6,861
Personnel	456,466	-	-	456.466
Travel	10,283	-	-	10,283
Total expenditure for the year	473,610	-	-	473,610

Balance, January 31, 2008	473,610	-	-	473,610

Acquisition costs:
Cash payments	2,543,785	343,215	397,960	3,284,960
Common shares issued	4,201,445	689,113	253,985	5,144,543
Deferred exploration costs:
Incurred during the year:
Field expenses	2,304,279	-	-	2,304,279
VAT	580,494	-	-	580,494
Land maintenance and tenure	307,634	-	-	307,634
Personnel (Note 7)	775,858	-	-	775,858
Public relations	100,501	-	-	100,501
Geophysics	703,833	-	-	703,833
Travel	433,061	-	-	433,061
Total expenditures for the year	11,950,890	1,032,328	651,945	13,635,163

Balance, January 31, 2009	$ 12,424,500	$ 1,032,328	$ 651,945	$ 14,108,773

The Company's exploration activities currently focus on three distinct geological areas (Central Zone, North Zone and South Zone) comprised of various mineral claim blocks to be acquired through the under-noted option agreements.  These individual option agreements can relate to mineral claims included in more than one geological area.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the "Mineral Claims"), and for which Canadian regulatory approval was received on April 24, 2008.  Peruvian Government approval, including a Supreme Decree, is required for the exercise of the undernoted option agreements, and is in the process of being obtained. The Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company agreed to issue 15,500,000 common shares in stages and pay a total of $4,220,000 as follows:

Vicmarama Property

On October 18, 2007, the Company was granted an option to earn a 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 16,158 hectares in consideration for 750,000 common shares (250,000 common shares issued) and $250,000 ($200,000 paid).  The remaining 500,000 common shares must be issued as to 250,000 common shares on or before October 18, 2008 (issued) and the final 250,000 common shares on or before October 18, 2009 (issued subsequent to January 31, 2009), and the remaining $50,000 must be paid on or before April 24, 2009 (paid). The claims are included in the Central Zone, North Zone and South Zone.

Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares in consideration for 1,250,000 common shares (issued) and $300,000 (paid).  Although the commercial terms of the option agreement have been fulfilled, the option has not yet been exercised. The claims are included in the Central Zone, North Zone and South Zone.

Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares in consideration for 3,400,000 common shares (issued) and $270,000 (paid). Although the commercial terms of the option agreement have been fulfilled, the option has not yet been exercised.  TThe claims are included in the Central Zone and North Zone.

Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares in consideration for 1,500,000 common shares (250,000 common shares issued) and $400,000 ($200,000 paid).  The remaining 1,250,000 common shares must be issued as to 500,000 common shares on or before October 18, 2008 (issued) and 750,000 common shares (500,000 common shares issued subsequent to January 31, 2009) on or before October 18, 2009, and the final $200,000 must be paid on or before April 24, 2009 (paid on December 5, 2008). The claims are included in the North Zone and South Zone

Afrodita Property

On October 18, 2007, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Compania Minera Afrodita S.A.C. ("Afrodita"), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Consideration for the acquisition is 3,000,000 common shares (issued) and the payment of $8,000,000 payable over thirty-six months following October 18, 2007 ($2,000,000 paid). On November 4, 2008, the Company amended the original option agreement. Under the Amended Agreement, the Company is now required to pay $3,000,000 and issue 8,600,000 common shares. As at January 31, 2009, the Company has paid $2,250,000 plus an additional $270,000 for legal costs, and has issued 7,700,000 common shares pursuant to this amended agreement. The remaining $750,000 and 900,000 common shares must be paid by December 23, 2009 (900,000 common shares issued subsequent to January 31, 2009). The commercial terms of the option agreement have not been fulfilled and the option has not yet been exercised. These concessions are all within the Central Zone.

Royalty Option Agreement

On August 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation ("Franco-Nevada"). The Company agreed to grant Franco-Nevada an option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land packages covering approximately 152 square kilometres.  The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of : (a) the expiration or termination of the concessions or other property comprising the relevant land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest, together with a firm commitment to finance construction;
      The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Title to mineral properties

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The

Company's policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any AROs as of January 31, 2009.

6.

CAPITAL STOCK

Authorized:

Unlimited number of common shares without par value

During the year ended January 31, 2009, the Company:

a)

completed a non-brokered private placement of 17,000,000 common shares at a price of Cdn $0.60 per share for total proceeds of Cdn $10,200,000 (US $10,157,160)  of which $5,337,680 were received in 2008.

b)

issued 4,150,000 common shares for mineral property interests valued at Cdn $0.60 per share for a total value of  Cdn $2,490,0000 (US $2,479,542).

c)

completed a non-brokered private placement with Franco-Nevada Corporation of 1,500,000 common shares at a price of Cdn $1.70 per common share for total proceeds of Cdn $2,550,000 (US $2,407,455).  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

d)

issued 4,000,000 common shares for mineral property interests valued at Cdn $0.485 per share for  total value of  Cdn $1,940,000 (US $1,643,374).

e)

issued 4,700,000 common shares for mineral property interests valued at Cdn $0.40 per share for total value of Cdn $1,880,000 (US $1,550,060).

During the year ended January 31, 2008, the Company issued 2,200,000 common shares for warrants exercised at a price of Cdn $0.30 per shares for total proceeds of Cdn $660,000 (US $658,548).

During the year ended January 31, 2007, the Company:

a)

completed a non-brokered private placement of 2,200,000 units at $0.19 (Cdn $0.225) per unit for total proceeds of $420,561.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitled the holder the right to purchase one common share of the Company at $0.30 (Cdn $0.30) per share.  During the year ended January 31, 2008, the warrants were exercised and the Company issued 2,200,000 common shares.

b)

settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (Cdn $0.225) per share.

c)

settled the debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (Cdn $0.225) per share.

At January 31, 2009 there were 670,110 common shares (2008 – 1,340,221 common shares) held in escrow.

7.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of January 31, 2009 and 2008, and changes during the years ended on those dates is presented below:

	2009		2008
	Number of Options	Weighted Average Exercise Price Cdn $	Number of Options	Weighted Average Exercise Price Cdn $
Options outstanding, opening:	-	$ -	-	$ -
Granted	3,600,000	$1.09	-	$ -
Options outstanding, ending:	3,600,000	$1.09	-	$ -

Stock options outstanding at January 31 are as follows:

	2009			2008
Expiry Date	Exercise Price (Cdn $)	Number of Options	Exercisable at Year End	Exercise Price (Cdn $)	Number of Options	Exercisable at Year End
May 23, 2010	$1.40	2,412,500	2,412,500	$ -	-	-
June 20, 2010	$1.40	187,500	93,750	$ -	-	-
January 7, 2011	$0.30	1,000,000	973,750	$ -	-	-

Stock-based compensation

During the year ended January 31, 2009, the Company granted 3,600,000 (2008 – $Nil, 2007 – $Nil) stock options with a fair value of $1,901,341 (2008 – $Nil, 2007 – $Nil) or $0.55 (2008 – $Nil, 2007 - $Nil) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation was allocated $1,677,913 to consulting fees, $134,922 to investor relations, $38,989 to mineral properties, $34,701 to professional fees and $14,816 to office and miscellaneous expenses.

The following assumptions were used for the Black-Scholes option pricing model calculations:

	January 7, 2009 Grant	June 20, 2008 Grant	May 23, 2008 Grant
Risk-free interest rate	1.14%	3.3%	2.99%
Expected life of options/warrants	2 years	2 years	2 years
Annualized volatility	123.64%	99.88%	90.98%
Dividend rate	0.00%	0.00%	0.00%

Warrants

At January 31, 2009, there are no share purchase warrants outstanding.

Warrants transactions for the years ended January 31 are summarized as follows:

	2009		2008		2007
	Number of Warrants	Weighted Average Exercise Price (Cdn $)	Number of Warrants	Weighted Average Exercise Price (Cdn $)	Number of Warrants	Weighted Average Exercise Price (Cdn$)
Balance, beginning of the year	-	$ -	2,200,000	$ 0.30	-	$ -
Issued during the year	-	$ -	-	$ -	2,200,000	$ 0.30
Exercised	-	$ -	(2,200,000)	$ 0.30	-	$ -

Balance, end of year	-	$ -	-	$ -	2,200,000	$ 0.30

8.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $139,744 (2008 – $20,785, 2007 – $26,411) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $11,069 (2008 – $Nil, 2007 – $Nil) to an officer.

c)

Paid or accrued professional fees of $Nil (2008 - $10,325, 2007 - $9,876) to a company related to an officer.

d)

Paid or accrued exploration expenditures of $557,492 (2008 – $97,890, 2007 – $Nil), office and miscellaneous expenses of $49,778 (2008 – $12,767, 2007 – $Nil), consulting fees of $113,011 (2008 – $Nil, 2007 – $Nil), travel expenses of $74,765 (2008 – $Nil, 2007 – $Nil), investor relation expenses of $5,341 (2008 – $Nil, 2007 – $Nil) and leasehold improvements of $15,737 (2008 – $Nil, 2007 – $Nil) to a company with officers in common.

(e)

Included in due to related parties is $152,711 due to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs, and $81 (2008 – $4,103, 2007 – $1,216) with respect to fees and expenses due to an officer.  Included in accounts payable at January 31, 2008 is $4,103 with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.  Included in due from related parties is $10,071 (2008 – $Nil) from a company with common officers and $798,629 (2008 – $Nil) from a company with two common directors and officers.

The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount, except for the loans to the related parties (Notes 8e and 13h) which were not in the ordinary course of business and were measured at the carrying amount.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31:

	2009	2008	2007
Net income (loss) for the year	$ (2,569,513)	$ (273,121)	$ (79,383)
Expected income tax recovery	$ (754,698)	$ (93,761)	$ (27,000)
Unrealized foreign exchange	(64,027)	41,978	-
Stock-based compensation	536,926	-	-
Other	(834)	(3,589)	13,100
Reduction in future income taxes resulting from statutory rate reduction	41,005	15,208	-
Difference in tax rates of other jurisdictions	882	790	-
Change in valuation allowance	240,746	39,374	13,900
	$ -	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	January 31, 2009	January 31, 2008
Non-capital loss carry-forwards	$ 265,343	$ 58,242
Mineral property interests	(8,340)	-
Share issue costs	6,173	-
Equipment	(2,161)	681
	261,015	58,923

Valuation allowance	(261,015)	(58,923)
	$ -	$ -

The Company has available for deduction against future taxable income in Canada non-capital losses of approximately Cdn $1,106,500.  These losses, if not utilized, will expire through to 2029. Subject to certain restrictions, the Company has exploration and development expenditures of approximately Cdn $10,500,000 available to reduce future Canadian income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended January 31, 2009, the Company issued 4,150,000 shares valued at Cdn $0.60, 4,000,000 shares valued at Cdn $0.485 and 4,700,000 shares valued at Cdn $0.40 towards the acquisition of the properties in Peru, for a total value of $5,672,976.

Non-cash transactions	2009	2008	2007
Shares issued to acquire mineral properties	$ 5,672,976	$ -	$ -
Shares issued as agent commission	$ -	$ -	$ -
Accounts payable included in mineral property interests	$ 129,611	$ 214,959	$ -
Shares issued as settlement of debts	$ -	$ -	$ 220,914

11.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	January 31, 2009			January 31, 2008
	Canada	Peru	Total	Canada	Peru	Total
Cash	$ 709,702	$ 116,743	$ 826,445	$ 5,585,117	$ 266,062	$ 5,851,179
Mineral property interests	-	14,108,773	14,108,773	-	473,610	473,610
Other assets	92,701	984,398	1,077,099	34,808	16,343	51,151
Total assets	$ 802,403	$ 15,209,914	$ 16,012,317	$ 5,619,925	$ 756,015	$ 6,375,940

12.

CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended January 31, 2009. The Company is not subject to externally imposed capital requirements.

13.

SUBSEQUENT EVENTS

Subsequent to January 31, 2009:

a)

The Company granted 1,800,000 stock options exercisable at Cdn $0.60 per share to certain directors, officers, employees and consultants for a period of two years.

b)

62,500 stock options were exercised at Cdn $0.30 per share and 120,000 stock options were cancelled (93,750 options exercisable at Cdn $1.40 per share and 26,250 options exercisable at Cdn $0.30 per share).

c)

The Company closed a private placement through the issuance of 12,000,000 units at a price of Cdn $0.50 per unit for total gross proceeds of Cdn $6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of the Company at a price of Cdn $0.65 per share until March 31, 2011.  In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent's warrants exercisable at Cdn $0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee.

d)

The Company issued 1,650,000 shares for property payments (Vicmarama – 250,000 shares; Lahaina 2 – 500,000 shares; Afrodita – 900,000 shares).

e)

The Company amended its royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometres.

f)

The Company entered into an assignment/option agreement to earn a 100% interest in 25 mineral claims, the David Property, located in Peru comprising an aggregate of 22,010 hectares.  In order to earn a 100% interest, the Company agreed to pay $66,031 plus an additional consideration of $5,000 on exercise of the assignment/option.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

g)

The Company granted 250,000 stock options exercisable at Cdn $0.60 per share to a new director for a period of two years.

h)

The Company entered into a demand loan agreement with a related party for the loan of $798,629 (Note 8e) to document the loan pursuant to which the loan was payable on the earlier of December 31, 2009 or on demand by the Company.  The agreement included significant interest on the loan payable to the Company at a rate of London Interbank Offered Rate plus 5% per annum, exceeding interest typically available to the Company.  The loan was repaid in cash with interest on July 31, 2009.

14.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

a)

Differences in accounting principles

i.

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized.  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission ("SEC") Industry Guide 7, which consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.  To date no exploration costs have been capitalized under US GAAP.

Under US GAAP, mining projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property, and their eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project, property, calculated using estimated mineable reserves, mineral resources, based on engineering reports, projected rates of production over the estimated mine, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

ii.

Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantially enacted tax rates.

iii.

Exploration stage company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.  For the purpose of providing the deficit accumulated during the exploration stage for the consolidated statements of shareholders' equity and balance sheets, the amount includes only the losses for the period November 19, 2007 to January 31, 2009, the period in which the Company has undertaken new exploration stage activities.

iv.

Reconciliation of total assets, liabilities and shareholders' equity

	2009	2008
Total assets per Canadian GAAP	$16,012,317	$6,375,940
Expenditures on mineral property interests expensed under US GAAP	(5,679,270)	(473,610)
Total assets per US GAAP	$10,333,047	$5,902,330
Total liabilities per Canadian and US GAAP	$344,039	$252,178
Total shareholders' equity per Canadian GAAP	15,668,278	6,123,762
Expenditures on mineral property interests expensed under US GAAP	(5,679,270)	(473,610)
Total shareholders' equity per US GAAP	9,989,008	5,650,152
Total liabilities and shareholders' equity per US GAAP	$10,333,047	$5,902,330

v.

Reconciliation of net loss and comprehensive loss :

Statements of operations for the years ended January 31,

	2009	2008	2007
Reconciliation of net loss

Net loss per Canadian GAAP	$(2,569,513)	$(273,121)	$(79,383)
Expenditures on mineral property interests expensed under US GAAP	(5,205,660)	(473,610)	-

Net loss per US GAAP	$(7,775,173)	$(746,731)	$(79,383)

Basic and diluted loss per share in accordance with Canadian GAAP	$(0.10)	$(0.05)	$(0.03)

Basic and diluted loss per share in accordance with US GAAP	$(0.31)	$(0.13)	$(0.03)

Weighted average number of common shares outstanding	24,859,595	5,399,532	2,415,721

Statement of comprehensive loss for the years ended January 31,

	2009	2008	2007

Comprehensive loss in accordance with Canadian GAAP	$(5,221,464)	$(231,004)	$(79,383)
Expenditures on mineral property interests expensed under US GAAP	(5,205,660)	(473,610)	-

Comprehensive loss in accordance with US GAAP	$(10,427,124)	$(704,614)	$(79,383)

vi.

Reconciliation of cash flows :

Statements of cash flow for the years ended January 31,

	2009	2008	2007
Net cash provided by operating activities in accordance with Canadian GAAP	$(807,201)	$(276,976)	$(87,673)
Adjustments to net loss involving use of cash
Write-off of capitalized mineral property interest costs	(5,291,008)	(258,651)	-
Net cash used in operating activities in accordance with US GAAP	(6,098,209)	(535,627)	(87,673)
Net cash provided by (used in) investing activities in accordance with Canadian GAAP	(10,280,231)	(271,916)	21,000
Reclassification of capitalized mineral property interests expenditures	5,291,008	258,651	-
Translation effect on reclassification of capitalized mineral property interest expenditures	648,234	-	-
Net cash provided by (used in) investing activities in accordance with US GAAP	(4,340,989)	(13,265)	21,000
Net cash provided by financing activities in accordance with Canadian GAAP and US GAAP	7,191,663	5,996,228	420,561
Effect of foreign currency translation in accordance with Canadian GAAP	(1,128,965)	42,117	6,387
Translation effect on reclassification of capitalized mineral property interest expenditures	(648,234)	-	-
Effect of foreign currency translation in accordance with US GAAP	(1,777,199)	42,117	6,387
Increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(5,024,734)	5,489,453	360,275
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	5,851,179	361,726	1,451
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$826,445	$5,851,179	$361,726

b)

Recent US accounting pronouncements

i.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141, "Business Combinations". SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination.  SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after February 1, 2009.

ii.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"), an Amendment of ARB No. 51, "Consolidated Financial Statements".  SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity.  SFAS 160 is effective for fiscal years beginning after December 15, 2008.   The adoption of SFAS 160 is not expected to have a material impact on the Company's consolidated financial statements.

iii.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161").  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of SFAS 161 is not expected to have a material impact on the Company's consolidated financial statements, beyond its current disclosure.

iv.

In April 2008, the FASB issued SFAS No. 142-3 ("SFAS 142-3") to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this Statement is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other US GAAP.  The adoption of SFAS 142-3 is not expected to have a material impact on the Company's consolidated financial statements.

v.

In June 2008, the FASB issued SFAS Emerging Issues Task Force 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("EITF 03-6-1").  This Statement addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, "Earnings per Share". The adoption of EITF 03-6-1 is not expected to have a material impact on the Company's consolidated financial statements.

vi.

In April 2009, the FASB issued SFAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("SFAS 157-4").  The Statement provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased.  SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The Company will adopt SFAS 157-4 in the quarter ended July 31, 2009.  The Company does not currently believe that adoption of SFAS 157-4 will have a material impact on the Company's consolidated financial statements.

vii.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165").  The new standard sets out (a) the period after the balance sheet date during which management should evaluate events that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009.  The Company is currently evaluating the impact of this statement on the Company's consolidated financial statements.

viii.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167").  This Statement shall be effective as of the beginning of the Company's first annual reporting period that begins after February 1, 2010, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  This new standard makes significant changes to the model for determining who should consolidate a variable interest entity and how often this assessment should be performed.  The Company does not currently believe that the adoption of SFAS 167 will have a material impact on the Company's consolidated financial statements.

ix.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168").  SFAS 168 replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with GAAP.  SFAS 168 is effective for interim and annual periods ending after September 15, 2009.  The Company will begin to use the Codification when referring to GAAP in the third quarter of 2009.  As the Codification was not intended to change or alter existing GAAP, it will not have any impact on the Company's consolidated financial statements.

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

1.1(1)

Articles effective August 21, 2006.

4.1(2)

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.

4.2(2)

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.

4.3(2)

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.

4.4(2)

Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.

4.5(2)

Sale Purchase and Mining Assignment Option Agreement between our wholly-owned subsidiary, Dorato Peru S.A.C. and the shareholders of Compania Minera Afrodita S.A.C. dated October 18, 2007, whereby we were granted the option to purchase all of the shares of Afrodita

4.6

Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated August 18, 2008.

4.7

First Amendment to the Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated March 30, 2009.

4.8

Amended Sale Purchase and Mining Assignment Option Agreement between our wholly-owned subsidiary, Dorato Peru S.A.C. and the shareholders of Compania Minera Afrodita S.A.C. dated October 17, 2008.

4.9

Stock Option Plan.

4.10

Subscription Agreement pursuant to the non-brokered private placement completed April 18, 2008.

4.11

Subscription Agreement pursuant to the Franco-Nevada private placement completed August 20, 2008.

4.12

Subscription Agreement pursuant to the Bought-Deal brokered private placement completed March 31, 2009.

4.13

Agency Agreement dated March 31, 2009 between the Company and Canaccord Capital Corporation.

4.14

Demand Loan Agreement between Trevali Resources Corp. and the Company dated July 15, 2009.

8.1

List of Subsidiaries (see Item 4.C – Organizational Structure)

11.1(1)

Code of Ethics.

12.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)

Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)

Incorporated by reference from our Annual Report on Form 20-F filed on August 1, 2008 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/

Keith J. Henderson

By:

Keith J. Henderson,

President & CEO

Date:      August 24, 2009