Form 20-F
DORATO RESOURCES INC
filed 2010-08-24
CIK 1126932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

  X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended     January 31, 2010

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at January 31, 2010

Common Shares, no par value

68,388,537

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes: [   ]     No: [√ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes: [   ]     No: [√]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Part

Item

Glossary

Forward-Looking Statements

I

Identity of Directors, Senior Management and Advisers

Offer Statistics and Expected Timetable

Key Information

3.A

Selected Financial Data

3.B

Capitalization and Indebtedness

3.C

Reason for the Offer and Use of Proceeds

3.D

Risk Factors

Information on the Company

4.A

History and Development of the Company

4.B

Business Overview

4.C

Organizational Structure

4.D

Property Plants and Equipment

Operating and Financial Review and Prospects

5.A

Operating Results

5.B

Liquidity and Capital Resources

5.C

Research and Development, Patents and Licenses, etc.

5.D

Trend Information

5.E

Off Balance Sheet Arrangements

5.F

Tabular Disclosure of Contractual Obligations

Directors, Senior Management and Employees

6.A

Directors and Senior Management

6.B

Compensation

6.C

Board Practices

6.D

Employees

6.E

Share Ownership

Major Shareholders and Related Party Transactions

7.A

Major Shareholders

7.B

Related Party Transactions

7.C

Interests of Experts and Counsel

Financial Information

8.A

Consolidated Statements and Other Financial Information

8.B

Significant Changes

The Offer and Listing

9.A

Offer and Listing Details

9.B

Plan of Distribution

9.C

Markets

9.D

Selling Shareholders

9.E

Dilution

9.F

Expenses of the Issue

Additional Information

10.A

Share Capital

10.B

Memorandum and Articles of Association

10.C

Material Contracts

10.D

Exchange Controls

10.E

Taxation

10.F

Dividends and Paying Agents

10.G

Statement by Experts

10.H

Documents on Display

10.I

Subsidiary Information

Quantitative and Qualitative Disclosures about Market Risk

Description of Securities Other than Equity Securities

II

Defaults, Dividend Arrearages and Delinquencies

Material Modifications to the Rights of Security Holders and Use of Proceeds

15T

Controls and Procedures

16A

Audit Committee Financial Expert

16B

Code of Ethics

16C

Principal Accountant Fees and Services

16D

Exemptions from the Listing Standards for Audit Committees

16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

16F

Change in Registrant’s Certifying Accountant

16G

Corporate Governance

III

Financial Statements

Financial Statements

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

FORWARD-LOOKING INFORMATION

In this Annual Report on Form 20-F, references to the “Company”, “Dorato”, “we”, “our” and “us” refer to Dorato Resources Inc. (unless the context otherwise requires).  This Annual Report contains forward-looking statements and information relating to Dorato that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to Dorato or our management, are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to the future financial or operating performances of Dorato, its subsidiaries and their respective projects, the timing and amount of estimated future operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of any pending litigation and regulatory matters. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, the need for additional financing, fluctuations in mineral prices, operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  Except as required by law, we undertake no obligation to publicly update or review any forward-looking statements or information whether as a result of new information, future developments or otherwise.

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the United States Securities and Exchange Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Securities and Exchange Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report may contain descriptions of the company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2010 and 2009 and for the years ended January 31, 2010, 2009 and 2008, together with the notes thereto, which appear elsewhere in this annual report.  Our consolidated financial statements as of and for the year ended January 31, 2010, 2009 and 2008 have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

The financial data set forth in this Annual Report is expressed in Canadian dollars (“Cdn$” or “CAD”) unless otherwise noted as reported in US dollars (“US$” or “USD”).  During our 2010 fiscal year, the Company changed its reporting currency from the United States dollar to the Canadian dollar. The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006. The 2009 and 2008 fiscal years have been restated accordingly as they have been presented for comparative purposes in the consolidated financial statements in Item 17. The 2007 and 2006 fiscal year data presented elsewhere in Section 3.A are in US dollars as previously filed. The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”).  Reference is made to Note 16 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See “Item 17 Financial Statements”.

	Fiscal Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $	2007 US $	2006 US $
Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	(3,373,452)	(3,113,302)	(327,228)	(84,157)	(79,507)
Loss from continuing operations	(3,605,068)	(2,646,137)	(281,832)	(79,383)	(79,507)
Net Loss	(3,605,068)	(2,646,137)	(281,832)	(79,383)	(79,507)
Net Loss from operations per share	(0.07)	(0.12)	(0.06)	(0.03)	(0.06)
Loss from continuing operations per share	(0.07)	(0.11)	(0.05)	(0.03)	(0.06)
Diluted net loss per share	(0.07)	(0.11)	(0.05)	(0.03)	(0.06)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 49,819,536 for the year ended January 31, 2010, 24,859,595 for the year ended January 31, 2009, 5,399,532 for the year ended January 31, 2008, 2,415,721 for the year ended January 31, 2007 and 1,262,562 for the year ended January 31, 2006.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed operations principally through the sale of equity securities.  The Company has sufficient working capital to meet current cash requirements for the next eighteen months.

Balance Sheet Data:

	Fiscal Year Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $	2007 US $	2006 US $
Total Assets	40,384,823	19,522,698	6,395,149	365,257	6,213
Total Liabilities	387,706	421,976	241,269	6,719	216,154
Share capital	49,160,012	27,430,598	13,756,448	5,853,686	5,212,211
Shareholders’ Equity (Deficit)	39,997,117	19,100,722	6,153,880	358,538	(209,941)

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP, as noted below:

	Fiscal Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $	2007 US $	2006 US $
Consolidated Balance Sheets
Total assets per Canadian GAAP	40,384,823	19,522,698	6,395,149	365,257	6,213
Expenditures on mineral property interests expensed under U.S. GAAP	(10,959,085)	(6,859,160)	(474,198)	-	-
Total assets per U.S. GAAP	29,425,738	12,663,538	5,920,951	365,257	6,213
Total liabilities per Canadian GAAP and U.S. GAAP	387,706	421,976	241,269	6,719	216,154
Total shareholders’ equity under Canadian GAAP	39,997,117	19,100,722	6,153,880	358,538	(209,941)
Expenditures on mineral property interests expensed under U.S. GAAP	(10,959,085)	(6,859,160)	(474,198)	-	-
Total shareholders’ equity per U.S. GAAP	29,038,032	12,241,562	5,679,682	358,538	(209,941)
Total liabilities and shareholders’ equity per U.S. GAAP	29,425,738	12,663,538	5,920,951	365,257	6,213

	Fiscal Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $	2007 US $	2006 US $
Consolidated Statement of Operations
Net Loss per Canadian GAAP	(3,605,068)	(2, 646,137)	(281,832)	(79,383)	(79,507)
Expenditures on mineral property interests expensed under U.S. GAAP	(4,099,925)	(6,384,962)	(474,198)	-	-
Net loss per U.S. GAAP	(7,704,993)	(9,031,099)	(756,030)	(79,383)	(79,507)
Net loss per share per U.S. GAAP	(0.15)	(0.36)	(0.14)	(0.03)	(0.07)

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  The audited financial statements are prepared in accordance with Canadian GAAP.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada.  On August 18, 2010, the exchange rate was USD 1.00 per CAD 1.04.  The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
July 2010	1.0660	1.0284
June, 2010	1.0606	1.0199
May, 2010	1.0778	1.0116
April, 2010	1.0201	0.9961
March, 2010	1.0421	1.0113
February, 2010	1.0734	1.0420

The following table expresses the average exchange rate for the five most recent financial years.  The average exchange rate is based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.

	For Years Ended January 31
	2010	2009	2008	2007	2006
Average Rate during Year	1.1272	1.0849	1.0603	1.1358	1.2060

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

The report of our independent auditors on our financial statements for the year ended January 31, 2010 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty, at this time.  We have historically satisfied our capital needs primarily by issuing equity securities.  If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

Risks Associated with Exploration

The Company has no known reserves on its properties.

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

The Company faces risks related to exploration and development, if warranted, of its properties.

The level of profitability of the Company, if any, in future years will depend to a great degree on gold and silver prices and whether any of the Company’s exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies, if any, on the Company’s existing mineral properties will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

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

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue, commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

The Company relies on a limited number of properties.

The Company’s only property of interest is currently the Cordillera del Condor property located in Peru. As a result, unless the Company acquires additional property interests, any adverse developments affecting this property could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects or aboriginal claims.

The Company has not conducted a legal survey of the boundaries of any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  The Company has obtained only limited formal title reports on some of its properties and title to all of its properties may be in doubt.  The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment with respect to any of its mineral properties, the Company could lose its property rights and may be required to cease its exploration and development activities on that property.  Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Ownership, exploration and development of the Company’s properties are subject to government approvals and regulations.

All of the mineral property interests held by the Company are located in Peru and held through option agreements that can only be exercised by the Company upon receipt of a Supreme Decree from the Peruvian Government.  Peruvian law requires a Supreme Decree with respect to the Company’s properties because the Company is a foreign entity and its properties are located within 50 kilometres of the Peruvian national border.  The Company has applied for, but not been issued, the Supreme Decree, and there can be no guarantee that the Supreme Decree will be issued.

The individuals and entities that granted the Company options pursuant to the option agreements have obtained mining concessions with respect to the properties covered by each option agreement.  There can be no guarantee that the individuals and entities that granted the Company options will be able to maintain  these mining concessions in good standing, nor is there any guarantee that the Company will be able to obtain and maintain these mining concessions.

Peruvian law also requires mining permits and licenses in order to undertake exploration activities or commence construction or operation of mine facilities on the Company’s properties.  An exploration permit is required when the proposed exploration may have a significant impact on the environment, people or historical sites.  The Company has required and anticipates that it will continue to require exploration permits in order to undertake exploration activities on its properties.

There can be no guarantee that the Company will be able to obtain the Supreme Decree and all necessary permits and approvals from the Peruvian Government or that such approvals, if obtained, will not later be revoked or amended in a manner adverse to the Company.  If the Company is unable to obtain the Supreme Decree, it will not be able to exercise the options set forth in its option agreements, and it will be prohibited from owning the underlying properties.  If the Company or its optioners are unable to obtain and maintain other required approvals, permits and licenses, the Company may be unable to undertake its intended exploration and development activities on such properties.  Any of these developments could have a material adverse effect on the Company, and could require the Company to cease exploration and development activities on all or a portion of its properties, or abandon or dispose of all or a portion of its properties.

Mining operations are subject to a wide range of additional government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.  Any failure to comply with such regulations, adverse changes in such regulations or shifts in political conditions could have a material adverse effect on the Company and its business, or if significant enough, could make it impossible to continue to operate in the country.

Mineral operations are subject to market forces outside of the Company’s control.

The marketability of minerals is affected by numerous factors beyond the Company’s control.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive.

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  The Company will be required to compete, in the future, directly with other corporations that have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  The Company may encounter competition in acquiring mineral properties, hiring mining professionals or obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.  Increased competition could also affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover the Company’s costs.

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Surface Rights and Access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners (as with many of the Company’s properties), it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction.  The Company has not yet been successful in negotiating any formal surface access agreements.

Environmental Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Company’s operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and its directors, officers, and employees.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

Other Regulatory Requirements

The Company’s activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral properties.

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

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing in the fiscal year ended January 31, 2010 , these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company has raised additional private placement financing during the fiscal year ended January 31, 2010,  but may not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

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

These unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

Currency fluctuation may affect the Company’s operations and financial stability.

While engaged in the business of exploiting mineral properties, the Company’s operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely effect the Company’s financial positions and results.  Such fluctuations are outside the control of the Company and may be largely unpredictable.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Company is dependent upon key management.

The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located on its properties; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

The Company’s growth, if any, will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of employees required if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management, and the Company’s ability to assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations.  This will be particularly critical if the Company decides not to use contract miners at any of its properties.  There is no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available the necessary expertise when and if it places a property into production.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia).  The Board has resolved that any transaction either at the Company level or of a subsidiary level, with entities having directors, officers or significant shareholders in common, must be approved by disinterested Board members.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

Stock market price and volume volatility.

The market for the Company’s common shares (“Common Shares”) may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company has no control.  Further, despite the existence of a market for trading the Common Shares in Canada and the United States, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

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

The Company is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our Common Shares should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2010, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock".  Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share.  The market price of the Common Shares over the year ended January 31, 2010 and through August 6, 2010 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

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

On October 28, 2003, the Company ceased operations as a company involved in the development of music transfer software.  Also effective October 28, 2003, the Company’s shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, the Company changed its name to "Quest Ventures Inc.".

At a shareholders’ meeting held on June 22, 2004, the Company’s shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resources properties.  At the Company’s annual meeting held on July 19, 2005, the Company’s shareholders approved a consolidation of our shares and concurrent name change.  Effective April 24, 2006, the Company’s shares were consolidated on the basis of one new share for each two old shares and the Company also changed its name to “Dorato Resources Inc.”.

Effective August 21, 2006, the Company continued its jurisdiction of incorporation into British Columbia from Wyoming.  The Company is governed by the Business Corporations Act (British Columbia) (“BCBCA”).

On October 18, 2007, the Company commenced its present business of acquiring, exploring and developing natural resource properties by entering into five agreements with several Peruvian nationals and a Peruvian company to acquire options to earn a 100% interest in 70 mineral claims located in Peru and to acquire certain mining concessions.  On April 24, 2008, the TSX Venture Exchange (the “TSX.V”) accepted for filing the documentation related to these option contracts, and the Company’s listing was transferred from the NEX to the TSX.V effective April 25, 2008.

The Company’s head office is located at #1920 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, the phone number is (604) 638-5817 and the fax number is (604) 408-7499.  The Company’s registered and records office and address for service is #2600 - 595 Burrard Street, Vancouver, British Columbia, Canada.

4.B

Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently has rights to acquire interests in a number of mineral properties in Peru.  The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties are beyond the preliminary exploration stage.  There are currently no identified mineral resources or mineral reserves on any of the Company’s mineral properties.

Option Agreements

On October 18, 2007 the Company entered into five agreements to acquire options to earn a 100% interest in mineral claims located in Peru and to acquire certain mining concessions.  During the fiscal year ended January 31, 2009, the Company re-negotiated terms on three of the five option agreements.  Subsequent to the year ended January 31, 2009, the Company entered into three new assignment/option agreements to earn a 100% interest in additional mineral claims located in Peru.  The mineral claims subject to these eight options agreements (the “Mineral Claims”) comprise the Company’s Cordillera del Condor Copper - Gold Project. Peruvian government approval, including a Supreme Decree, is required for the exercise of these option agreements, and the Company is in the process of seeking such approval from the Peruvian government.  Each of these option agreements is described below:

1.

Vicmarama Property

We have fulfilled the commercial terms of the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX.V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009.  We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009.  Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

2.

Maravilla Property

We have fulfilled the commercial terms of the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  This agreement was subsequently amended to 1,250,000 shares, which have been issued.  We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.   The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

3.

Lahaina 1 Property

We have fulfilled the commercial terms of the option to earn a 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares.  We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

4.

Lahaina 2 Property

We have fulfilled the commercial terms of the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX.V approval and an additional 500,000 shares were issued on April 16, 2009.  The remaining 750,000 shares were issued on November 17, 2009.  We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full.  Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

5.

Afrodita Properties

Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato Resources Inc., also entered into an agreement with all of the shareholders of Compania Minera Afrodita S.A.C. (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US$8,000,000 payable over 36 months.  3,000,000 shares were issued and US$2,000,000 was paid upon TSX.V approval.

In October 2008, the terms of the Afrodita option agreement were amended.  Under the amended terms, the Company agreed to pay an additional US$1,000,000 (for a total cash consideration of US$3,000,000) and issue an additional 5,600,000 common shares (for total share consideration of 8,600,000 shares). An additional 4,700,000 shares were issued on January 2, 2009 and issuance of the final 900,000 shares was completed on April 16, 2009.  Payments of US$250,000 were made on January 16, 2009, April 16, 2009 and June 15, 2009.  The final payment of US$250,000 was made on October 14, 2009.   Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

6.

David Property

On June 1, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in 25 mineral claims (the "David Property") comprising an aggregate of 22,010.31 hectares.  In order to earn a 100% interest we agreed to pay US$66,031 plus an additional consideration of US$5,000 on exercise of the option/assignment, which must occur upon the Peruvian Government’s issuance of the Supreme Decree to the Company.  The exercise of the option will be triggered by the Peruvian Government’s issuance of the Supreme Decree to the Company.

7.

Marita Property

On June 11, 2010 the Company reported that it had signed an option agreement to acquire an additional land package (the “Marita Property”) in the Cordillera del Condor District of northwest Peru. The Marita Property consists of 16 mineral rights, comprising an aggregate of 13,903.56 hectares. Under the terms of the option agreement, the Company will earn a 100% interest in the Marita Property.  In order to earn a 100% interest the Company must pay $200,000 (paid) within 10 days of TSX.V approval  (received on June 15, 2010), issue 50,000 common shares on the first anniversary, 200,000 common shares on the second anniversary and 750,000 common shares on the third anniversary.  The option will only be exercised following issuance of a Supreme Decree from the Peruvian Government.  In accordance with TSX.V Policies, this option agreement qualified as an Expedited Transaction and received approval on June 15, 2010.

8.

Cangaza Property

On July 7, 2010 the Company reported that it had signed an option agreement to acquire an additional land package (the “Cangaza Property”) in the Cordillera del Condor District of northwest Peru. The Cangaza Property consists of 14 concessions comprising an aggregate of 10,427 hectares. Under the terms of the option agreement, the Company can earn a 100% interest in the Cangaza Property. The material terms of the option agreement include cumulative cash payments of US$150,000 over a period of 12 months and issuance of 1,050,000 common shares over a period of 18 months as follows:

	Cash Payments	Common Shares
Within 10-days of TSX-V approval	$30,000 (paid)	200,000
3 months after TSX-V approval	$40,000
4 months after TSX-V approval		200,000
9 months after TSX-V approval	$40,000	200,000
12 months after TSX-V approval	$40,000
14 months after TSX-V approval		200,000
18 months after TSX-V approval		250,000
Total:	$150,000	1,050,000

TSX.V acceptance of the transaction was received on July 13, 2010.

A summary of the cash payments and common share deliveries required under all of the option agreements, together with those issuances or payments not yet made, is set forth below:

Project	Common Shares Required to be Issued	Common Shares Yet to be Issued	Cash Payments required to be made US$	Cash Payments yet to be made US$
Vicmarama Property	750,000	-	250,000	-
Maravilla Property	1,250,000	-	300,000	-
Lahaina 1 Property	3,400,000	-	270,000	-
Lahaina 2 Property	1,500,000	-	400,000	-
Afrodita Properties	8,600,000	-	3,000,000	-
David Property	-	-	71,0301	5,000
Marita Property	1,000,000	1,000,000	200,000	-
Cangaza Property	1,050,000	1,050,000	150,000	120,000
Total:	17,550,000			125,000

Private Placements

During the year ended January 31, 2010, the Company completed the following transactions:

i)

On March 31, 2009, the Company closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for total gross proceeds of $6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011.  If the volume weighted average closing price of the Company’s common shares on the TSX.V exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such warrants, within 30 days of such occurrence, that the warrants will expire on the 30th day following such notice. In connection with this offering, the agent received a cash commission equal to 7% of the total gross proceeds raised in the offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011.  In addition, the agent received a corporate finance fee of 100,000 units, each unit having the same terms as the placement units described above.

ii)

The Company issued 2,650,000 common shares for mineral properties, comprised of 1,650,000 shares valued at $0.67 per share for a total of $1,105,500 and 1,000,000 common shares valued at $0.84 per share for a total of $840,000.

iii)

On January 26, 2010, the Company closed a bought deal private placement of 9,971,850 units at $1.05 per unit for total gross proceeds of $10,470,443.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 26, 2011. In connection with this offering, the underwriters received a cash commission equal to 4.5% of the total gross proceeds raised and an aggregate of 947,325 compensation options, each of which is exercisable to purchase one unit of the Company at the price of $1.05 per unit for 18 months until July 26, 2011, each compensation option unit having the same terms as the placement units described above.

iv)

On January 29, 2010, the Company closed a non-brokered private placement of 4,761,000 units at $1.05 per unit for total gross proceeds of $4,999,050.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 29, 2011.

Royalty Agreement with Franco-Nevada

The Company entered into a royalty agreement dated August 18, 2008, as amended March 30, 2009, with Franco-Nevada, wherein Franco-Nevada agreed to purchase 1,500,000 common shares at a price of $1.70 per common share.  The price of $1.70 represented a 15% premium over the 20 day average market price prior to the date of the news release announcing the agreement.  The private placement was completed in August 2008.  Under the terms of the agreement, Franco-Nevada will be offered the right to participate in all subsequent financings of the Company on a pro-rata basis for a period of two years.  Franco-Nevada exercised this right in the Company’s private placement that closed March 31, 2009.

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

Effects of Government Regulation

In Peru, mineral rights are acquired by application; a mineral claim is a formal request for a mining concession.  Claim boundaries are determined by UTM coordinates (PSA 56 datum); there is no requirement to physically mark the boundaries of the claim area.  Once granted, the mining concession provides the holder the right to explore and exploit mineral resources within the specified concession area, subject to any additional required approval of the Peruvian Government.  All mining activities (except for work that is reconnaissance in nature) are carried on exclusively through mining concessions.  All of the mineral property interests held by the Company are located in Peru and held through option agreements.  The individuals and entities that granted the Company options pursuant to the option agreements have obtained mining concessions with respect to the properties covered by each option agreement.

In Peru, ownership of a mining concession by a foreign entity within 50 kilometres of the national border is subject to issuance of a Supreme Decree from the Peruvian Government.  All of the Company’s properties are within 50 kilometres of the Peruvian national border.  Thus, the Company must obtain a Supreme Decree from the Peruvian Government in respect of all of the mining concessions comprising the Company’s properties.  In addition, the terms of the option agreements through which the Company holds its property interests require issuance of a Supreme Decree before the options can be exercised.  The Company has applied for, but not been issued, the Supreme Decree.

In Peru, an exploration permit is required when the proposed exploration may have a significant impact on the environment, people or historical sites.  The Company anticipates that it will require exploration permits in order to undertake exploration activities on its properties.  All permits related to current work undertaken at the properties that the Company acquired fromCompania Minera Afrodita S.A.C. are in place and in good standing.

The annual tax on mineral concessions is currently US$3.00 per hectare.  Peruvian mining law allows mining claim taxes and fees to be paid retrospectively.  As a result, most exploration companies and title holders take advantage of this legislation, paying these amounts no earlier than actually required by law.  These taxes have been paid in full in June 2010 for the year 2009 (paid June 30, 2010).

4.C

Organizational Structure

The Company has one wholly owned subsidiary, Dorato Peru S.A.C., which was incorporated in Peru on April 25, 2007.

4.D

Property, Plants and Equipment

National Instrument 43-101 Compliance

Except as otherwise indicated, Keith J. Henderson, P.Geo. the Company’s President & Chief Executive Officer and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Further information about the Company’s mineral properties can be found in the technical reports entitled “Report (Revised) on the Cordiellera del Condor Property Departmento de Amazonas Peru” dated January 28, 2008, prepared by G. D. Belik, P. Geo.  A copy of this report is available on SEDAR at www.sedar.com.

Mineral Properties

The Cordillera del Condor property is comprised of mineral claims and mining concessions, comprising approximately 104,626 hectares, located in northern Peru.  The mineral rights extend along the easterly to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Peru and Ecuador.  The area is sparsely populated and covered by tropical rain forest.  The mean elevation of the area is about 1,200 metres above sea level.

Title information is outlined in the following table.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
LAHAINA 1	010257406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	803.34
LAHAINA 2	010257506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 3	010257606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 4	010257706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	689.24
LAHAINA 5	010257806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 6	010257906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	975.93
LAHAINA 7	010258006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 8	010258106	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 9	010258206	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 10	010258306	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 11	010258406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 12	010258506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 13	010258606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	882.51
LAHAINA 14	010258706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 15	010258806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 16	010258906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 17	010259006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 18	010459106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	907.78
LAHAINA 19	010459206	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	922.46
LAHAINA 20	010459306	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 21	010459406	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	200.00
LAHAINA 22	010459506	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	956.68
LAHAINA 23	010459606	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	800.00
LAHAINA 24	010459706	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	947.89
LAHAINA 25	010459806	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	973.43
LAHAINA 26	010459906	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 27	010460106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 28[1]	010460006	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	951.44
MARAVILLA 2	010081007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 3	010081107	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 4	010081207	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 6	010081407	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 7	010081507	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	800.00
MARAVILLA 8	010081607	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 9	010081707	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 10	010082007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 12	010088007	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	932.08
MARAVILLA 13	010088107	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 14	010088207	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	873.48
MARAVILLA 15	010088307	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	907.60
MARAVILLA 16	010088407	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	94.85
MARAVILLA 17	010088507	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 18[2]	010406207	CARLOS ARMANDO BALLON BARRAZA	2007-08-01	1,000.00
APU	010211695	COMPAÑIA MINERA AFRODITA S.A.C.	1995-01-02	8.75
CAMPANA 1	010056393	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
CAMPANA 2	010056293	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	900.00
COMAINA 1	010056193	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
COMAINA 2	010056493	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
COMAINA 3	010064993	COMPAÑIA MINERA AFRODITA S.A.C.	1993-03-30	1,000.00
HITO	010064793	COMPAÑIA MINERA AFRODITA S.A.C.[3]	1993-03-30	100.00
VICMARAMA 1	010456306	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	400.00
VICMARAMA 2	010455906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	815.02
VICMARAMA 3	010455406	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 4	010455206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	800.00
VICMARAMA 5	010455706	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	792.41
VICMARAMA 6	010455506	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
PAMINA	010173707	CARLOS ARMANDO BALLÓN BARRAZA	2007-03-08	1,000.00
VICMARAMA 8	010456106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 9	010455806	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 10	010454906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	900.00
VICMARAMA 13	010455106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	808.88
VICMARAMA 14	010456006	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	674.68
VICMARAMA 15	010456206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 16	010455606	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	967.02
VICMARAMA 17[4]	010460206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
MARAVILLA 19	010023208	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	1,000.00
MARAVILLA 20	010023308	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	500.00
MARAVILLA 21	010023408	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	700.00
MARAVILLA 22	010023508	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	219.74
DAVID B1	010326408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B2	010326508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B3	010326608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B4	010326708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B5	010326908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B6	010326808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	534.11
DAVID B7	010327008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B8	010327108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B9	010327208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B10	010327308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B11	010327408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B12	010327508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B13	010327608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B14	010327708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B15	010327808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	556.46
DAVID B16	010327908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	800.00
DAVID B17	010328008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B18	010328108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B19	010328208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B20	010328308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B21[5]	010328408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	700.00
EESM 9	010645407	MICHELLE BERENDSON BERNINZON	2007-12-11	997.48
EESM 10	010645507	MICHELLE BERENDSON BERNINZON	2007-12-11	873.94
EESM 11	010645607	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 12	010645707	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 13	010645807	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 14	010645907	MICHELLE BERENDSON BERNINZON	2007-12-11	926.45
EEMS 15	010646007	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 16	010646107	MICHELLE BERENDSON BERNINZON	2007-12-11	959.70
EESM 17	010646207	MICHELLE BERENDSON BERNINZON	2007-12-11	768.97
EESM 18	010646307	MICHELLE BERENDSON BERNINZON	2007-12-11	822.52
EESM 21	010000508	MICHELLE BERENDSON BERNINZON	2008-01-02	254.50
EESM 29	010330608	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 30	010330708	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 31	010330808	MICHELLE BERENDSON BERNINZON	2008-06-03	700.00
EESM 37	010364308	MICHELLE BERENDSON BERNINZON	2008-06-24	1,000.00
EESM 38[6]	010364208	MICHELLE BERENDSON BERNINZON	2008-06-24	600.00
Alto Cangaza 10	010655408	COMPAÑÍA MINERA CANGAZA S.A.C.	2008-11-19	1,000.00
Alto Cangaza 11	010655208	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 12	010655308	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	900.00
Alto Cangaza 13	010655508	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	600.00
Alto Cangaza 14	010655708	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 15	010655608	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Cangaza 1	010656008	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Cangaza 2	010656108	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 1	010656208	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 2	010656308	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 3	010656408	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 4	010656508	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	800.00
Rio Ayambis 5	010656608	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	327.004
Rio Ayambis 6A	010006909	COMPAÑÍA MINERA CANGAZA S.A.C	2009-01-13	900.00
Rio Naraime 1	010655908	COMPAÑÍA MINERA CANGAZA S.A.C7	2008-11-19	400.00
DANI[8].	010194409	ELSA LORENA ZUAZO VILLARROEL	2009-08-03	1,000.00
TOTAL				104,626.344

1All the Lahaina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballon and Dorato Peru S.A.C. on October, 11th 2007.

2All the Maravilla Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballon and Dorato Peru S.A.C. on October, 11th 2007.

3All the Compania Minera Afrodita S.A.C. shares were part of an Option Transfer Agreement entered with Dorato Peru S.A.C. on October, 18th 2007.

4The Vicmarama and Pamina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballon and Dorato Peru S.A.C. on October, 11th 2007.

5Maravilla 19, 20, 21, 22 and David Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballon and Dorato Peru S.A.C. on June 5, 2009.

6The EESM Mining Rights were part of a Mineral Option Transfer Agreement entered into by Michelle Berendson and Dorato Resources Inc. on June, 9th 2010.

7All the Compania Minera Cangaza S.A.C. shares were part of an Option Transfer Agreeement entered with Dorato Peru S.A.C. on December, 28th 2009.

8Dani was part of an Option Transfer Agreement entered into by Lorena Zuazo ando Dorato Peru S.A.C. on December, 16th 2009.

Although there has been considerable mining and exploration activity on the Ecuadorian side of the border in recent years and a number of roads that service small towns and exploration camps come close to the border, there is still virtually no infrastructure on the Peruvian side except for a few small military outposts scattered through the region.  Access is via helicopter or on foot via the extensive road network in Ecuador.

Very little exploration has been carried out on the Peruvian side of the border to date.  With the changing of the mining law in 1992, Metales Y Finanzas, S.A. (“Metalfin”), a predecessor of Compania Minera Afrodita S.A.C., acquired a group of concessions adjacent to the Ecuador border and shortly thereafter expanded their holdings to cover an area more than 150 km long along the border region. Metalfin carried out minor preliminary prospecting, mapping and geochemical sampling in the central part of the claim block (northern part of the current Afrodita concessions) in 1993 and early 1994.

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
Paleozoic to Cretaceous Metamorphic Rocks
0
200 km

Simplified Geology of Ecuador and Northern Peru

Rocks within the concession areas are grouped into the four regional tectonostratigraphic units. These are metamorphosed Paleozoic sedimentary rocks, Triassic to Jurassic continental to marine sedimentary rocks of the early Mesozoic rift sequence, and Jurassic plutonic (Zamora batholith) and volcanic (Misahualli volcanics) rocks, and Cretaceous sedimentary sequences. Reconnaissance traverses along streams and tributaries supports this generalized map and details are being added as work progresses. In the Taricori area, most of the mineralized area is underlain by altered equigranular to porphyrytic rock. It is not clear from current work whether these rocks are part of a thick volcanic sequence (Misahualli Volcanics) or various phases of the Zamora Batholith or both. Also present are an E-W swath of quartzite, shale and related sedimentary rocks. To the south of this swath lies quartz-eye rhyolite. Gabbroic to rhyolitic dikes cut all observed rock types. The structural features of the Taricori area are complex. East-west faults with WNW and ENE splays and relays are mineralized and display prominent gouge zones as well as tabular pods of spectacular breccias. These faults appear to truncate most other features and are therefore considered the youngest or at least have undergone the most recent reactivation. The E-W envelope of faults and mineralization continues to the west where vein mineralization at Dynasty Metal and Mineral’s Jerusalem deposit is currently under evaluation.

Dorato’s concessions cover terrain which is prospective for gold-bearing porphyry copper, high and low sulfidation Au-Ag epithermal and Au-skarn type deposits.

AeroTEM data were collected in 2008, covering almost all of the Taricori Block, but only 15% of the total Cordillera del Condor project area.  A total of 15 high priority airborne geophysical anomalies were identified in the block.  Anomalies are supported by visible gold in stream beds, stream sediment samples and rock channel sample geochemistry where available.

Taricori

Exploration, undertaken by Minera Afrodita in Peru, is focused on drill-testing the Taricori gold-system and further defining gold mineralization targets throughout the extensive 1,050 square kilometre land-holding.  The Taricori Gold Zone is a well-exposed, advanced target, where drill-testing has discovered significant gold mineralization.  Management considers that this discovery, while significant, represents only a small fraction of the overall potential in the Cordillera.  It is important to note that in this zone, the same permissive rocks and similar mineralization mapped in Ecuador continue across the border into Peru.

Mineralized vein channel samples within the Taricori Gold Zone, taken from historic mine tunnels where the veins were being exploited, have returned grades of up to 219.32g/t gold and 1,669 g/t silver.  Results from 210 vein rock channel samples, returned a mean grade of 11.54 g/t gold and 130.46 g/t silver.  The gold enriched wall-rock channel samples highlight the potential for a bulk-tonnage target in addition to the high-grade, vein-hosted mineralization.  Wall-rock samples from underground have returned grades up to 6.95 g/t gold and 193 g/t silver.  Results from 256 wall-rock channel samples returned a mean grade of 1.36 g/t gold.  These results presented include results received from sampling in 2009.  The true extent of the Taricori Zone mineralized system will only be determined through continued drill testing and sampling.

Phase I drilling resulted in a total of approximately 2,455 metres for a total of 13 drillholes, drilled from 3 platforms. Drilling successfully discovered mineralization at depth in the dominant east-west structure, as well as encountering mineralized vein and stockwork zones in the hanging wall and footwall of this structure.

Phase II drilling is in progress with holes TAR-014 to -027 complete and results received to TAR-020.

The main east-west trending zone of mineralization is a structurally controlled contact zone between granodiorite of the Zamora Batholith and younger volcanic dacite and/or rhyolite, where mineralization occurs as vein or fault material with vein, consisting of massive sulphide mineralization ((pyrite-sphalerite (Zn)-Galena (Pb)+/-Chalcopyrite (Cu)), with locally coarse visible gold.

Other mineralized structural zones occur throughout the hanging wall and footwall to this zone in a variety of orientations, the dominant of which is multiple north-east trending structures containing similar styles of mineralization. Hanging wall rocks comprise mixed volcanic and sedimentary sequences.  Below is a summary of intersections for the first 20 drill holes.

SUMMARY OF TARICORI DRILL RESULTS

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
TAR 001	Intersection 1	78	110.2	32.2m	1.03 g/t	4.3 g/t
	including	89	96	7.0m	1.94 g/t	3.6 g/t
	and	103.52	106.8	3.28m	2.29 g/t	2.8 g/t
TAR 002	Intersection 1	28.7	36.7	8.0m	0.70 g/t	3.0 g/t
	Intersection 2	316	328	12.0m	4.58 g/t	2.1 g/t
	including	316	320	4.0m	12.81 g/t	3.7 g/t
TAR 003	Intersection 1	35	49	14.0m	0.93 g/t	6.6 g/t
	including	35	39	4.0m	2.22 g/t	11.5 g/t
	Intersection 2	81	94	13.0m	1.36 g/t	9.2 g/t
	including	90	92.2	2.2	3.48 g/t	35.3 g/t
TAR 004	Intersection 1	38	52	14.0m	0.92 g/t	1.7 g/t
	Intersection 2	79.3	83.3	4.0m	1.61 g/t	9.8 g/t
	Intersection 3	148.45	150	1.55m	1.81 g/t	14.7 g/t
TAR 005	Intersection 1	39	45	6	0.59 g/t	8.2 g/t
	Intersection 2	152.4	156.45	4.05m	0.78 g/t	13.9 g/t
TAR 006	Intersection 1	24	62.1	38.1m	0.51 g/t	4.7 g/t
	Intersection 2	69.95	75	5.05m	0.73 g/t	3.0 g/t
	Intersection 3	126.77	154	27.23	0.75 g/t	10.4 g/t
TAR 007	Intersection 1	42.8	44.25	1.45m	4.59 g/t	37.9 g/t
	Intersection 2	45.2	61.58	16.38m	1.89 g/t	57.9 g/t
	including	45.2	48	2.8m	3.49 g/t	126.3 g/t
	and	50.25	54.6	4.35m	3.12 g/t	88.8 g/t
TAR 008	Intersection 1	65	67.75	2.75m	2.78 g/t	47.9 g/t
	Intersection 2	87.68	96.37	8.69m	3.29 g/t	61.0 g/t
	and	93.97	96.37	2.40m	8.42 g/t	187.7 g/t
TAR 009	Intersection 1	4.8	8.5	3.7m	1.45 g/t	3.7 g/t
	Intersection 2	43.5	49.5	6.0m	1.46 g/t	6.9 g/t
TAR 011	Intersection 1	0	3	3.0m	4.95 g/t	5.3 g/t
	Intersection 2	23.56	24.8	2.54m	4.14 g/t	18.4 g/t
	Intersection 3	32.86	33.65	0.79m	8.34 g/t	35.6 g/t
TAR 012	Intersection 1	16	34	18.0m	41.58 g/t	46.9 g/t
	including	20	34	14.0m	53.37 g/t	59.6 g/t
	and	22	23.22	1.22m	602.98 g/t	574.94 g/t
	Intersection 2	49.3	72	22.70m	2.96 g/t	16.2 g/t
	including	64.96	72	7.04m	7.4 g/t	22.7 g/t
	and	64.96	65.91	0.95m	32.39 g/t	88.7 g/t
TAR 013	Intersection 1	13.45m	52.36m	38.93m	7.05 g/t	48.4 g/t
	including	27.37m	50.14m	24.14m	11.10 g/t	67.6 g/t
	including	32.74m	40.11m	7.37m	33.48 g/t	151.9 g/t
TAR-014	Intersection 1	13.10	16.15	3.05m	4.37 g/t	17.55 g/t
	and	19.71	24.19	4.48m	1.02 g/t	13.50 g/t
	and	34.68	37.21	2.53m	2.60 g/t	22.34 g/t
TAR-015	Intersection 1	12.86	23.10	10.24m	4.63 g/t	12.93 g/t
	and and and	28.62 32.50 77.12	30.65 36.47 78.85	2.03m 1.97m 1.73m	1.14 g/t 1.13 g/t 1.47 g/t	16.85 g/t 11.40 g/t 33.18 g/t
	and and	123.15 151.1	125.0 153.0	1.85m 1.90m	1.81 g/t 2.01 g/t	20.73 g/t 14.58 g/t
TAR-016	Intersection 1	19.5	28.27	8.77m	1.19 g/t	23.27 g/t
	and	33	37.84	4.84m	0.72 g/t	20.53 g/t
	and	47.50	49.17	1.67m	0.90 g/t	9.52 g/t
	and	92.67	99.00	6.33m	22.67 g/t	65.71 g/t
TAR-017	Intersection 1 including	12.86 21.0	28.15 28.15	15.29m 7.15m	2.51 g/t 4.70 g/t	22.37 g/t 20.75 g/t
	Intersection 2	38.58	39.85	1.27m	3.28 g/t	24.80 g/t
	and	48.0	51.49	3.49m	1.19 g/t	15.20 g/t
TAR-018	Intersection 1	11.10	13.41	2.31m	1.10 g/t	25.51g/t
	Intersection 2	34.50	41.62	7.12m	2.90 g/t	33.46 g/t
	including	37.50	40.82	3.32m	5.68 g/t	54.68 g/t
	including	39.46	40.82	1.36m	12.67 g/t	74.06 g/t
	Intersection 3	93.20	96.40	3.20m	3.01 g/t	51.04 g/t
TAR-019	Intersection 1	30.52	41.37	10.85m	0.50 g/t	13.54 g/t
	Intersection 2	61.00	63.00	2.00m	0.88 g/t	10.08 g/t
	Intersection 3	76.60	78.27	1.67m	7.82 g/t	131.41 g/t
TAR-020	Intersection1	100.95	109.88	8.93m	10.84 g/t	49.21 g/t
	including	101.47	106.80	5.33m	17.33 g/t	66.39 g/t
	including	101.79	106.10	4.31m	21.06 g/t	70.93

Regional Work – Project Pipeline

In addition to the flagship Taricori Gold Zone, regional work continues to advance additional targets for drill testing.  In 2008, a total of 155 square kilometres were geochemically and geophysically screened, resulting in the identification of multiple high-priority targets.  Phase II reconnaissance and prospecting began in early July 2009 on multiple gold targets identified during Minera Afrodita’s 2008 work program.  In particular, anomalies at Lucero and Canelo have advanced well, with significant mineralization discovered.  Updates on Lucero and other targets arising from work completed in 2010 will be provided as results become available.

Canelo Target

The Canelo target is interpreted to be a possible extension of, or fault displaced continuation of the Taricori Zone, due to proximity, orientation and similar lithologies being present.  It occurs as an extensive zone from adjacent to the Taricori Zone, south from the border with Ecuador, extending north-east of the Taricori Zone.  Electromagnetic data has revealed a strong conductivity trend to the north east that is coincident with a strong magnetic anomaly.  Prospecting has entailed confirming and extending mineralization through mapping and sampling of creek outcrops as well as contour soil sampling.  Continued work will focus on detailed mapping, sampling and evaluating drill targets.

Lucero Target

Lucero is interpreted as an intrusion-related gold-copper target, Field work has confirmed that multiple styles of mineralization are occurring, possibly indicating multiple phases of mineralization. Anomalous samples occur adjacent to the contact between interpreted Tertiary volcanic-related intrusives and sedimentary rocks (sandstone and limestone) designated as part of the Triassic-Jurassic Pucara Formation and the Cretaceous Oriente Hollin and/or Sarayaquillo Formations.  The interpretation is of an intrusion-related gold-copper system, conceptually capable of hosting a bulk-tonnage target.  There is also extensive evidence of related iron-skarn mineralization adjacent to the Pucara limestones, noted as garnet-scapolite alteration.

Highest grade gold and copper rock sample anomalies are clustered and broadly coincident with a strong electromagnetic (EM) anomaly.  Geochemical anomalies are due to mineralization in sandstones and magnetite bearing iron-skarn and thus believed to be intrusion related.  Zinc and lead anomalies also occur, but appear to be mutually exclusive spatially to gold in soil samples.  In particular, there is a zone of high-grade zinc anomalies associated with an andesitic body adjacent to limestone.  Mineralization has thus far been dominantly, but not exclusively, coincident with the magnetic and conductivity anomalies revealed through the airborne geophysics, suggesting that mineral zonation may extend for some distance from the present known work area.

In the core of the electromagnetic anomaly, gold and copper anomalies occur in multiple adjacent samples.  In particular, 10 adjacent rock samples over 30 m strike length grade up to 11.17 g/t gold and average 2.85 g/t gold and 0.37% copper. Future drill targeting will likely focus in this core area of geophysical and geochemical anomalies.

Due to extensive organic and regolithic surficial cover, the development of a firm mineralization model is still in progress, and will be greatly dependent on examination of future drill core.  Mineralization is also present as stockwork veining in a sandstone sequence associated with quartz-eye dike emplacement.  Having multiple styles of mineralization indicates that there were potentially multiple phases of mineralization, adding that a significant volume of mineralization could have been developed.

Recent work on the Lucero target has focused on confirming and expanding zones of significant gold mineralization by way of grid and channel sampling.  For the grid, 100m spaced lines have been created for evenly spaced soil sampling as well as outcrop sampling where exposed. This will allow for generation of an effective geochemical review of the zone while forming a detailed geological map. Present work is continuing on this grid, and evaluating the potential expansion of the known zone of mineralization to the south and east.

Cobrecon Porphyry Target

The Cobrecon Porphyry Target is a high-priority target, located within 5-10km south of the Taricori Gold Zone.  Porphyry systems are already known in the Ecuadorian Cordillera del Condor terrane with deposits such as the Mirdor District to the north (Corriente Resources).  Mirador is a classic calc-alkaline porphyry related to the emplacement of late-stage granodiorite and monzogranitic intrusive phases of the Zamora batholiths.  To the south of Taricori and the Chinapintza District, El Hito and Santa Barbara represent two significant porphyry systems. The deposits have not been dated but are probably the same age as the Corriente porphyries.  El Hito, situated on the Peruvian border, contains copper mineralization in a quartz diorite to granodiorite stock that has intruded Misahualli andesites.  In 2000, Valerie Gold drill four core holes in the central part of the deposit on the Ecuadorian side which returned intersections up to 300 meters long grading about 0.3% Cu with minor gold.  Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito.  Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics.  Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes @ approximately 1 g/t Au, 0.12% Cu).

The Cobrecon anomaly is interpreted to reflect a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization.  Visible copper oxides and molybdenite have been noted from surface rock sampling and panned samples of stream sediments contain visible gold.  The total target area as presently defined is greater than 29 km2, which geologically provides potential for a nested porphyry cluster.  Extensive geochemical data will allow detailed mapping to be highly targeted, honing geologists into the centre of the system.

AngloGold completed work in this area in 2004-05, under an option agreement with Minera Afrodita.  They completed exploration on the northern portion of the Cobrecon target area, which they called Conguime.  Following detailed geochemical sampling, AngloGold defined 5 drill targets on the property, but these drillholes were not drilled due to a corporate decision at the time to cease exploration in Peru.

Planned Work

Drilling will continue on the Taricori project through the remainder of 2010.  SRK Consulting has been retained to begin work on resource estimation.  A drill permit application has been prepared for Lucero and will be submitted on completion of community information workshops.  Drilling is planned for 2010 to test a number of targets identified during surface prospecting.  An extensive geophysical survey is planned for August 2010 with results expected in late Q3.  Anomalies and targets identified will be followed up as soon as possible thereafter.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious and base metals.

5.A

Operating Results

Year ended January 31, 2010 compared to year ended January 31, 2009

We incurred a net loss of $3,605,068 for the year ended January 31, 2010, compared to a net loss of $2,646,137 in the year ended January 31, 2009.  Besides stock-based compensation of $1,521,621 (2009 - $1,879,484), the change in the net loss was due mainly to a foreign exchange gain (loss) of ($271,058) (2009 - $358,533) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar, and lower interest income of $39,442 (2009 - $124,003) due to reduced interest rates and lower average cash balances. Other significant comparative changes are as follows:

Office and miscellaneous expense of $328,530 was incurred in fiscal 2010 compared to $223,863 recorded in fiscal 2009.  The increase was due to higher costs for insurance, computer software, donations and rent at our head office. The Company did not have its existing office structure for a significant portion of fiscal 2009. This category also includes $nil (2009 – $14,805) of stock-based compensation charges.

Investor relations expenses of $438,886 during fiscal 2010 compared to $307,943 recorded in fiscal 2009, as the Company commenced a concerted effort to provide all available information about the Company’s Cordillera del Condor Copper - Gold Project  to shareholders and the investment community. This category also includes $149,231 (2009 - $143,221) of stock-based compensation charges.

Consulting fees of $1,994,054 during fiscal 2010 compared to $2,217,769 in fiscal 2009.  Excluding stock-based compensation of $1,352,156 (2009 - $1,686,514), the increase of $110,643 in consulting fees was due to increased number of personnel required for our Peruvian mineral project.

Property investigation expense of $169,520 was incurred in fiscal 2010 compared to $nil recorded in fiscal 2009.  The increase was due to the Company undertaking ground follow up and early stage reconnaissance field work to further investigate a potential property acquisition.

Professional fees of $305,426 (2009 - $209,251) increased due to higher legal costs associated with mineral property acquisitions and corporate matters and increased accounting services.  This category also includes $20,233 (2009 - $34,944) of stock-based compensation charges.

Year Ended January 31, 2009 compared to year ended January 31, 2008

We incurred a net loss of $2,646,137 for the year ended January 31, 2009, compared to a net loss of $281,832 in the year ended January 31, 2008.  The increase in net loss resulted from increased expenditures relating to the Company’s projects in Peru and stock-based compensation of $1,879,484. The Company had no active project in fiscal 2008. Significant comparative changes are as follows:

Office and administrative expenses of $223,863 was recorded during fiscal 2009 compared to $67,275 recorded in fiscal 2008.  The increase was due to increased activities following our change of business. The Company also maintains an office in Peru. This category also includes $14,805 of stock-based compensation charges.

Professional fees of $209,251 during fiscal 2009 compared to $66,313 recorded in fiscal 2008.  The increase was a result of the legal costs associated with the mineral properties acquisition, accounting services and other regulatory requirements relating to our change of business.  This category also includes $34,944 of stock-based compensation charges.

Investor relations expenses of $307,943 during fiscal 2009 compared to $nil recorded in fiscal 2008, as the Company commenced a concerted effort to provide all available information about the Company’s Cordillera del Condor Copper - Gold Project   to shareholders and the investment community. This category also includes $143,221 of stock-based compensation charges.

Consulting fees of $2,217,769 during fiscal 2009 compared to $40,000 in fiscal 2008.  The increase was due to increased personnel expenses and a stock-based compensation charge of $1,686,514.

Travel and promotion expenses of $96,280 during fiscal 2009 compared to $5,173 recorded in fiscal 2008.  The increase was due to an increase in activities relating to the Peruvian properties.

As a result of the strengthening of the Peruvian currency against the Canadian dollar, we recognized a foreign exchange gain of $358,533 in fiscal 2009 compared to $15,726 in fiscal 2008.

5.B

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can raise funds through the sale of interests in its mineral properties. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company and cash payments, to the vendors or optionees thereof).

At the present time the Company does not contemplate that it will be necessary to institute any additional specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company is conserving its working capital to the extent possible while still focusing on the development of its Peruvian mineral properties.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties (if applicable) and to continue its operations (including general and administrative expenses) beyond the end of its 2011 fiscal year. There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. During the fiscal year ended January 31, 2010, the Company completed three private placements of 26,732,850 common shares for gross proceeds of $21,469,493.

The Company had cash of $15,868,072 as of January 31, 2010, compared to $1,013,670 at January 31, 2009, and working capital of $15,572,151 as of January 31, 2010, compared to working capital of $817,002 as of January 31, 2009.  The increase in cash on hand and working capital was the result of our financings which closed in March 2009 and January 2010 and raised proceeds of $19,264,745 net of costs, less $4,287,855 in cash used principally in exploration activities and less $1,733,520 in cash used in operating activities.

At January 31, 2009, the Company had cash and cash equivalents of $1,013,670 (2008 - $5,865,283), representing a decrease of $4,851,613 from January 31, 2008.  We had a working capital of $817,002 as of January 31, 2009 (2008 - $5,663,222).  The decrease in cash on hand and resultant decrease in working capital was the result of increased expenditures in the mineral properties in Peru during the fiscal year ended January 31, 2009.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 5 in the Company’s consolidated financial statements for the year ended January 31, 2010.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

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

5.F

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2010:

Payments due by period
	Total	Less Than 1 Year	1 – 3 Years	3-5 Years	More Than 5 Years
Operating Lease Obligations	Nil	US$175,848	US$527,744	Nil	Nil
Total	Nil	US$175,848	US$527,744	Nil	Nil

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Keith J. Henderson	Director, President & CEO	40	December 1, 2008
Anton J. Drescher (1)	Director	53	December 1998
Mark D. Cruise (1)	Director	40	July 30, 2008
Augusto Baertl (1)	Director	67	June 10, 2009
Gordon Neal	Director	55	November 9, 2009
Carlos Ballon	Director	50	July 20, 2010
Michael W. Kinley	Chief Financial Officer	60	July 30, 2008
Marla K. Ritchie	Corporate Secretary	47	July 30, 2008

(1)

Member of Audit Committee

Keith J. Henderson (Director, President and CEO) – Mr. Henderson has been involved in mineral exploration since 1995.  Having worked in Europe, Africa and the Americas, he has extensive expertise in a variety of deposit types and commodities including gold, zinc, nickel, copper and coal.  Mr. Henderson began his exploration career with the CSA Group in 1995, initially spending three years in Tanzania where he managed a large gold exploration program.  He also worked extensively in Ireland on regional zinc exploration and in southern Africa on a range of exploration and development projects between 1998 and 2001.  In 2001, Mr. Henderson was employed by the Exploration Division of Anglo American plc, managing regional zinc exploration programs in Ireland and Canada, including a successful near-mine zinc exploration program at the Lisheen Mine (Ireland) and initiating joint venture negotiations for exploration rights.  In 2005, Mr. Henderson was transferred to Anglo American Exploration in Vancouver, British Columbia, adding value on a variety of North American nickel and copper projects.  In 2006 he was seconded to Anglo Coal's newly incorporated Canadian subsidiary, managing all aspects of project start-up together with an extensive exploration and resource definition program.  In 2007, Mr. Henderson was appointed Vice-President Exploration for Cardero Resource Corp.  And in 2008, he was appointed President and Chief Executive Officer of Dorato Resources Inc.  Mr. Henderson was educated in Ireland, graduating in 1993 from Queens University Belfast with B.Sc. (Hons.) Geology and subsequently in 1995 from University College Dublin with M.Sc. Petroleum Geology.  Mr. Henderson is currently an officer of Cardero Resource Corp., a Toronto Stock Exchange listed company and a director of Indico Resources Ltd.

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

Gordon Neal (Director) – Mr. Neal is currently the Vice President Corporate Development at MAG Silver Corp. and is also on the advisory board of West Timmins Mining.  Mr. Neal has twenty-five years experience in advising public companies and providing corporate finance services. Most notably he founded Neal McInerney Investor Relations in 1991 which raised more than $4 billion in debt and equity financings and became the second largest full service Investor Relations firm in Canada.

Carlos Ballon (Director) – Mr. Ballon is a graduate of Colorado School of Mines and a very experienced mining engineer who managed the Santander Mine in Peru from 1985 to 1993.  More recently he was VP South America for Corriente Resources Ltd. and a director of Thiess South America (Australia's largest contract miner) where he managed major engineering works at Tintaya and Yanacocha in Peru.

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

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 22 years experience in public markets working as a Corporate Administrator and Corporate Secretary for companies specializing in resource based exploration.  Ms. Ritchie became the Company’s Corporate Secretary in July 2008.  Between 1992 and 2003, she was a Secretary and the Office Administrator for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited, all public junior natural resource exploration companies.  Ms. Ritchie is currently the Corporate Secretary for the following public companies:  Cardero Resource Corp., Indico Resources Ltd., International Tower Hill Mines Ltd., Trevali Resources Corp. and Wealth Minerals Ltd.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company’s directors, officers or promoters as a result of their outside business interests with the exception that certain directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The Company’s directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with applicable corporate law, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where we are conducting our operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which place us in a worse position than if no conflict existed.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.

The following table identifies, as of August 6, 2010, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Keith J. Henderson	Cardero Resource Corp. Indico Resources Limited	Natural resource Natural resource	VP-Exploration Director
Anton J. Drescher	USA Video Interactive Corp. International Tower Hill Mines Ltd. Trevali Resources Corp. Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural resource Natural resource	CFO, Sec & Dir Director CEO, Pres & Dir. Pres & Dir
Mark D. Cruise	Cardero Resource Corp. Trevali Resources Corp.	Natural resource Natural resource	VP–Business Dev. CEO, Pres. & Dir.
Augusto Baertl	Alturas Minerals S.A.	Natural resource	Director
Gordon Neal	Americas Petrogas Inc. Balmoral Resources Limited Mag Silver Corp. Rockgate Capital Inc.	Natural resource Natural resource Natural resource Natural resource	Director Director VP – Corporate Dev. Director
Carlos Ballon	N/A	N/A	N/A
Michael W. Kinley	Cardero Resource Corp. GFK Resources Inc. Indico Resources Ltd. International Tower Hill Mines Ltd. Trevali Resources Corp. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CFO CFO, Director CFO, Director CFO CFO CFO
Marla K. Ritchie	Cardero Resource Corp. Indico Resources Ltd. International Tower Hill Mines Ltd. Trevali Resources Corp. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource	Secretary Secretary Secretary Secretary Secretary

6.B

Compensation

Executive Compensation

For the fiscal year ending January 31, 2010, the Company paid an aggregate of $342,600 in cash compensation to the directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to some, but not all, of its senior management.  In the case of the Company, disclosure is required for the current Chief Executive Officer and Chief Financial Officer, as well as for each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000.  In the case of the Company, only the compensation of the CEO and CFO is required to be disclosed (collectively, the CEO and CFO, are referred to as the “Named Executive Officers” or “NEOs”).  The following table sets out compensation information for the fiscal years ended January 31, 2010, January 31, 2009 and January 31, 2008 to the Named Executive Officers.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share-based awards (Cdn$)	Option-based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compensation (Cdn$)	Total compensation (Cdn$)
					Annual incentive plans	Long-term incentive plans(5)
Keith Henderson President and Chief Executive Officer(1)	2010 2009 2008	194,600(2) 24,000 Nil	Nil Nil Nil	156,012 93,355 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	350,612 117,355 Nil
Michael Kinley Chief Financial Officer(4)	2010 2009 2008	60,000 (3) Nil Nil	Nil Nil Nil	85,250 73,089 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000 Nil	145.250 103,089 Nil

(1)

Keith Henderson was appointed President and Chief Executive Officer of the Company on December 1, 2008.

(2)

Consulting fees paid to Acuitas Consulting Ltd., a consulting company owned by Keith J. Henderson.

(3)

Consulting fees paid to Winslow Associates Management & Communcations Inc., a consulting company owned by Michael W. Kinley.

(4)

Michael Kinley was appointed Chief Financial Officer of the Company on July 30, 2008.

(5)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.

The Company does not have any long term incentive plan awards defined as “any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units.”

During the fiscal year ended January 31, 2010, the following incentive stock options were granted to the Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price (CAD/Security)	Market Value of Securities Underlying Options on the Date of Grant (CAD/Security) (2)	Expiration Date
Keith Henderson	400,000	8%	$0.60	$0.60	April 9, 2011
Michael Kinley	100,000 80,000	4%	$0.60 $1.09	$0.60 $0.85	April 9, 2011 January 29. 2012

(1)

Percentage of all of the Company’s options granted during the last fiscal year.

(2)

Value calculated using the closing price of Common Shares on the TSX.V on the date of grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2010 by the NEOs and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CAD $)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (CAD $)(2) Exercisable/ Unexercisable
Keith Henderson	Nil	Nil	900,000/Nil	591,000/Nil
Michael Kinley	Nil	Nil	280,000/Nil	142,200/Nil

(1)

Value calculated using the closing price of Common Shares on the TSX.V on the date of exercise, less the exercise price per share.

(2)

Value calculated using the closing price of Common Shares on the TSX.V on January 29, 2010, being the last trading day of the Company’s shares for the fiscal year, of $1.09 per share, less the exercise price per share.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2010.

Except as noted below, none of the Company’s current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

Effective December 1, 2008, the Board approved the payment of an annual retainer and meeting fees to the directors who are not also executive officers of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability.  Directors who are not also executive officers receive a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or Board committee meeting attended in person or by conference telephone.  There is no additional compensation paid with respect to committee membership.  In addition, the Company reimburses directors for their out-of-pocket costs incurred in attending board meetings.  During the fiscal year ended January 31, 2010, the persons serving as our directors who were not also executive officers received the following director’s fees:

Name	Fees earned (Cdn$)

Augusto Baertl	$6,000
Mark Cruise	$24,000
Anton Drescher	$24,000
Gordon Neal	$6,000
Jeffrey Pontius (1)	$4,000

(1)

Jeffrey Pontius resigned as a director of the Company on February 13, 2009.

Directors who are not also executive officers are also eligible to receive incentive stock options.  The following table sets out the incentive stock options granted during the financial year ended January 31, 2010 to the directors of the Company who were not executive officers:

Name	Securities Under Option (#)	Exercise Price (CAD/Security)	Market Value of Securities Underlying Options on Date of Grant(1) (CAD/Security)	Expiration Date
Augusto Baertl	250,000 125,000	$0.60 $1.09	$0.60 $1.09	June 10, 2011 January 29, 2012
Mark Cruise	100,000 25,000	$0.60 $1.09	$0.60 $1.09	April 9, 2011 January 29, 2012
Anton Drescher	50,000 90,000 125,000	$0.60 $0.45 $1.09	$0.60 $0.45 $1.09	April 9,2011 October 30, 2011 January 29, 2012
Gordon Neal	250,000 125,000	$0.45 $1.09	$0.45 $1.09	October 30, 2011 January 29, 2012
Jeffrey Pontius (2)	Nil	N/A	N/A	N/A

(1)

Value calculated using the closing price of Common Shares on the TSX.V on the date of grant.

(2)

Jeffrey Pontius resigned as a director of the Company on February 13, 2009.

In addition, Mr. Baertl received $10,951 in other compensation during the fiscal year ended January 31, 2010 for consulting fees.

6.C

Board Practices

The Board is elected at each annual general meeting of the shareholders.  Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Section 6.A – Directors and Senior Management - for dates directors were first elected to the Board.  No director has a service contract with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The following directors are on the Audit Committee:

Anton J. Drescher

Mark D. Cruise

Augusto Baertl

At the first meeting following each annual general meeting, the directors must elect an audit committee to hold office until the next annual general meeting consisting of no fewer than three directors, of whom a majority must not be officers or employees or a “control person”, of the Company or of any affiliate or associate of the Company.  A “control person” means any person that holds or is one of a combination of persons that holds a sufficient number of securities of the Company so as to affect materially the control of the Company or that holds 20% or more of the voting securities of the Company.

The primary duties and responsibilities of the Audit Committee are to:

  Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of Dorato.
  Monitor the independence and performance of the auditor of Dorato (the “Auditor”) and the internal audit function of Dorato.
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

6.D

Employees

As at January 31, 2010 and the date of filing this Annual Report, the Company did not have any employees nor did the Company have any employees as at January 31, 2009 and 2008.  The Company retains consultants to perform administrative and financial accounting/bookkeeping services.

6.E

Share Ownership

The following table sets out the beneficial ownership of Company common shares by the Company’s directors and NEOs as of August 6, 2010.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Keith J. Henderson (3)	981,322	1.4%
Anton J. Drescher (4)	1,535,221	2.2%
Mark D. Cruise (5)	607,500	0.9%
Augusto Baertl (6)	400,000	0.6%
Gordon Neal (7)	400,000	0.6%
Carlos Ballon(8)	8,118,750	11.6%
Michael W. Kinley (9)	360,000	0.5%
All Executive Officers and Directors as a Group (10)	12,402,793	17.0%

(1)

Includes common shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

(2)

Percentages are based on 68,881,445 common shares outstanding as of August 6, 2010.  Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)

Includes 900,000 common shares issuable pursuant to stock options and 10,441 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

(4)

Includes 400,000 common shares issuable pursuant to stock options and  80,000 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

(5)

Includes 400,000 common shares issuable pursuant to stock options and 12,500 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

(6)

Includes 400,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, August 6, 2010.

(7)

Includes 400,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, August 6, 2010.

(8)

Includes 1,142,500 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, August 6, 2010.

(9)

Includes 300,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, August 6, 2010.

(10)

Includes 3,942,500 common shares issuable pursuant to stock options and 102,941 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

Incentive Stock Option Plan

At the annual general meeting held on July 30, 2008, the shareholders approved the 2008 Stock Option Plan of the Company (the “Plan”).

The purpose of the Plan is to recognize contributions made by directors, officers, consultants and employees of the Company and to provide for an incentive for their continuing relationship with the Company.

Pursuant to the policies of the TSX.V, we must seek shareholder approval for the Plan at each annual meeting as the Plan is considered a “Rolling Plan”.  The Plan was ratified by shareholders at the annual meeting held July 20, 2010.

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

(b)

insiders (directors or officers) during any 12 month period may not exceed 10% of the Company’s issued Common Shares;

(c)

issued to any one insider and his or her associates within any 12 month period may not exceed 5% of the Company’s issued Common Shares;

(d)

any one individual during any 12 month period may not exceed 5% of the Company’s issued Common Shares;

(e)

any one consultant during any 12 month period may not exceed 2% of the Company’s issued Common Shares; and

(f)

all persons employed to provide investor relations activities (as a group) may not exceed 2% of the Company’s issued Common Shares during any 12 month period; in each case calculated as at the date of grant of the option, including all other Common Shares under option to such person at that time.

4.

The exercise price of an option may not be set at less than the minimum price permitted by the TSX.V (currently the closing price of the Common Shares on the TSX.V on the day prior to an option grant less the maximum discount permitted by the TSX.V).

.

5

Options may be exercisable for a period of up to five years from the date of grant.

6.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee’s death.

7.

Options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

8.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board will have the right to accelerate the date on which any option becomes exercisable.

As of August 6, 2010 there were 6,877,500 stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan.  Based on the outstanding Common Shares, as at August 6, 2010, options with respect to an additional 10,645 Common Shares are available for grant under the Plan.

The stock options held by our NEOs and directors as of August 6, 2010 are as follows:

Name	Securities Under Options Granted (#)	Exercise or Base Price (CAD/Security)	Expiration Date
Keith Henderson	500,000 400,000	$0.30 $0.60	January 7, 2011 April 9, 2011
Michael Kinley	20,000 100,000 80,000 100,000	$0.30 $0.60 $1.09 $0.85	January 7, 2011 April 9, 2011 January 29, 2012 May 27, 2012
Anton Drescher	10,000 50,000 90,000 125,000 125,000	$0.30 $0.60 $0.45 $1.09 $0.75	January 7, 2012 April 9, 2011 October 30, 2011 January 29, 2012 May 27, 2012
Mark Cruise	62,500 100,000 25,000 212,500	$0.30 $0.60 $1.09 $0.85	January 7, 2012 April 9, 2011 January 29, 2012 May 27, 2012
Augusto Baertl	250,000 125,000 25,000	$0.60 $1.09 $0.85	June 10, 2011 January 29, 2012 May 27, 2012
Gordon Neal	250,000 125,000 25,000	$0.45 $1.09 $0.85	October 30, 2011 January 29, 2012 May 27, 2012
Carlos Ballon	550,000 500,000 92,500	$0.60 $1,09 $0.85	April 9, 2011 January 29, 2012 May 27, 2012

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

As at August 6, 2010, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially Owned (1)	Percent of Class (2)
Carlos Ballon (3)	8,118,750	11.6%
Franco-Nevada Corporation (4)	4,500,000	6.4%
Sprott Asset Management LP (5)	6,424,000	9.3%

(1)

Includes common shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

(2)

Percentages are based on 68,881,445 common shares outstanding as of August 6, 2010.  Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)

Includes 1,142,500 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, August 6, 2010.

(4)

Includes 1,000,000 common share purchase warrants that are exercisable on, or within 60 days after, August 6, 2010.

(5)

Based on amended Schedule 13G filed with the Securities and Exchange Commission on January 26, 2010.

None of the shareholders disclosed above have any voting rights with respect to their respective Common Shares that are different from any other holder of Common Shares.  All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company’s major shareholders.

As of August 6, 2010, there were 68,881,445 Common Shares issued and outstanding.  The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 66 registered shareholders owning Common Shares, of which 36 of these registered shareholders, holding approximately 7,253,850 (10.5%) Common Shares, are residents of the United States, 13 of these registered shareholders, holding approximately 57,863,595 (84.0%) Common Shares, are residents of Canada, and 17 of these registered shareholders, holding approximately 3,754,000 (5.4%) Common Shares, are residents of jurisdictions other than the United States and Canada.

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

7.B

Related Party Transactions

Except as noted below or as described elsewhere in this annual report, there have been no transactions or loans since February 1, 2009 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.  Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.  An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the company.

1.

Pursuant to an oral agreement, effective as and from December 1, 2008, the Company has retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the President and Chief Executive Officer and a director of the Company, to provide management consulting services to the Company at a fee of $12,000 per month.  This fee was increased to $16,600 effective March 1, 2009.  The arrangement is without a fixed term, and is terminable by either party on 30 days notice.  During the financial year ended January 31, 2010, the Company paid Acuitas an aggregate of $194,600 (2009 - $24,000, 2008- $Nil).

2.

Pursuant to an oral agreement, effective as and from August 1, 2008, the Company has retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the Chief Financial Officer of the Company, to provide financial consulting services to the Company at a fee of $5,000 per month.  The arrangement is without a fixed term, and is terminable by either party on 30 days notice.  During the financial year ended January 31, 2010, the Company paid Winslow an aggregate of $30,000 (2009 - $30,000, 2008 - $Nil).

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

4.

On November 18, 2008 and December 5, 2008, the Company's wholly-owned subsidiary, Dorato Peru S.A.C., made loans in the amount of USD$300,000 and USD$583,000 (the “Loan”), respectively, to Trevali Resources Corp. (“Trevali”), a company with certain directors or officers (Mark Cruise, Michael Kinley, Marla Ritchie) in common with the Company.  The largest amount outstanding during the financial year ended January 31, 2010 and to the date hereof under the Loan was USD$883,000.  The Loan transaction was unauthorized and had received neither regulatory or Board approval, however, all related party transactions have been properly reflected in the Company’s 2010 and 2009 audited annual and subsequent interim financial statements in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company’s operations as described in the notes thereto. On July 15, 2009, the Company entered into a demand loan agreement with Trevali to document the outstanding portion of the Loan pursuant to which the Loan was payable on the earlier of December 31, 2009 or on demand by the Company.  The agreement included interest on the Loan payable to Dorato at a rate of LIBOR plus 5% per annum.  The Loan was repaid in cash, with interest, on July 31, 2009.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2010 and 2009 and for the fiscal years ended January 31, 2010, 2009 and 2008, together with the notes thereto, attached to this annual report.

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

ITEM 9.    THE OFFER AND LISTING

9.A

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the NEX (until April 24, 2008 and subsequently on the TSX.V):

Year	High	Low
2010	$1.35	$0.53
2009	$2.37	$0.19
2008	$2.40	$ 0.67
2007	$0.99	$0.30
2006	$0.48	$0.22

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the NEX until April 24, 2008 and thereafter on the TSX.V:

Quarter Ended	High	Low
July 31, 2010	$0.96	$0.55
April 30, 2010	$1.27	$0.53
January 31, 2010	$1.35	$0.50
October 31, 2009	$0.68	$0.35
July 31, 2009	$0.55	$0.42
April 30, 2009	$0.81	$0.47
January 31, 2009	$0.62	$0.19
October 31, 2008	$1.55	$0.33
July 31, 2008	$1.75	$1.31
April 30, 2008	$2.37	$1.50

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX.V:

Month	High	Low
July 2010	$0.80	$0.55
June 2010	$0.87	$0.62
May 2010	$0.96	$0.66
April 2010	$1.07	$0.87
March 2010	$1.27	$0.70
February 2010	$1.15	$0.53

The following table discloses the high and low sales prices in US dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the OTCQX International since the listing of our common shares on the OTCQX International on March 2, 2010:

Quarter Ended	High	Low
July 31, 2010	US$0.9388	US$0.555
April 30, 2010	US$1.24	US$0.541

The following table discloses the monthly high and low sales prices in US dollars for our common shares for the most recent six months as traded on the OTCQX International since the listing of our common shares on the OTCQX International on March 2, 2010:

Month	High	Low
July 2010	US$0.73	US$0.555
June 2010	US$0.84	US$0.66
May 2010	US$0.9388	US$0.737
April 2010	US$1.05	US$0.895
March 2010	US$1.24	US$0.7184

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Company’s common shares are listed on the TSX.V, under the trading symbol “DRI.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We are also quoted on OTCQX International under the trading symbol “DRIFF” and the Berlin Stock Exchange – Unofficial Regulated Market and the Frankfurt Stock Exchange under the symbol “DO5”.

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

Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our Articles, which does not contain any restriction on the business we may conduct.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter.  Our Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity.  Hence, directors can vote compensation to themselves or any of their members.  The board of directors has the power to borrow, issue debt obligations and to charge our assets on the terms and conditions they consider appropriate, provided only that such power is exercised bona fide and in our best interests.  There is no mandatory retirement age for directors. A director is not required to have any share qualification.

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

The Company’s Notice of Articles and Articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our shares.  Except for the Investment Canada Act, which requires certain transactions to be approved by the Minister of Industry and/or the Minister of Canadian Heritage as being of net benefit to Canada before they may proceed, there is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our Notice of Articles and Articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level.  Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia and in the United States, where we are a reporting company, require any person holding or having beneficial ownership or control or direction of more than 10% of our issued shares to file insider and other reports disclosing such share holdings.

10.C

Material Contracts

Each of the following material contracts to which the Company has been a party for the two years immediately preceding the publication of this annual report is listed as an exhibit to this annual report and is summarized elsewhere herein:

1.

Option Agreement with Carlos Ballon Barraza, a director and major shareholder of our Company, dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.

2.

Option Agreement with Carlos Ballon Barraza, a director and major shareholder of our Company, dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.

3.

Option Agreement with Carlos Ballon Barraza, a director and major shareholder of our Company, dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.

4.

Option Agreement with Carlos Ballon Barraza, a director and major shareholder of our Company, dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.

5.

Royalty Agreement between the Company and Franco-Nevada Corporation dated August 18, 2008, as amended March 20, 2009.

6.

First Amendment to the Royalty Agreement between the Company and Franco-Nevada Corporation dated March 30, 2009.

7.

Demand Loan Agreement between the Company and Trevali Resources Corp., a company with certain officers and directors in common with the Company, dated July 15, 2009.

10.D

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

10.E

Taxation

Material Canadian Federal Income Tax Considerations

The following is a summary of the material anticipated tax consequences of an investment by an investor not resident or deemed resident in Canada, under Canadian tax laws and any applicable bilateral income treaty.  This summary does not apply to an investor that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere.

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length and are not affiliated with us, are not "financial institutions" as defined in the Income Tax Act (Canada), an interest in which would be a "tax shelter investment" as defined in the Income Tax Act, and do not use or hold their common shares in, or in the course of, carrying on a business in Canada and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance (Canada) as at the date hereof, the current administrative and assessing policies of the Canada Revenue Agency, and the provisions of the Canada-U.S. Tax Convention (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

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

Under the Canada-U.S. Tax Convention, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" in Canada, and is considered to be a resident of the United States and a "qualifying person" under the Canada-U.S. Tax Convention, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the gross amount of the dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the gross amount of the dividends.  Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Tax Convention, will not have to pay the Canadian withholding tax.

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Tax Convention.  A common share will generally not be taxable Canadian property to a holder provided (i) that at any particular time during the 60-month period that ends at that time that the common share is listed on a designated stock exchange within the meaning of the Income Tax Act (which includes the TSX.V) on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition, and (ii) not more than 50% of the fair market value of the shares was derived directly or indirectly from one or any conmbination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Income Tax Act and options in respect of or interests in, or for civil law rights in any such properties.  Where a common share is taxable Canadian property to a U.S. resident holder who is a "qualifying" person for purposes of the Canada-U.S. Tax Convention it will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada.  This relief under the Canada-U.S. Tax Convention may not be available to a U.S. resident holder who had a "permanent establishment" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Income Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Status of the Company

On August 21, 2006, the Company continued from its incorporation in the State of Wyoming to being a British Columbia, Canada corporation.  Section 7874 of the Code was enacted in 2004 to address transactions whereby U.S. corporations migrate to a foreign jurisdiction to avoid U.S. federal income tax.  Section 7874(b) provides generally that a corporation that migrates from the U.S. will nonetheless be considered a U.S. corporation and remain subject to U.S. tax on its worldwide income unless the migrating entity has “substantial business activities” in the foreign country to which it is migrating when compared to its total business activities.  The Company has taken the position that at the time of its continuance to Canada, it had “substantial business activities” in Canada when compared to its total business activities, and that Section 7874(b) of the Code does not apply to cause the Company to be treated as a U.S. corporation and be subject to U.S. income tax on its worldwide income.  The position taken by the Company may be challenged by U.S. tax authorities with the result that the Company may be treated as a U.S. corporation and remain subject to U.S. federal income tax on its worldwide income.  In addition to U.S. income taxes, were Section 7874(b) of the Code to apply to the Company, the Company could be subject to penalties for failure to file U.S. tax returns, late fees, and interest on past due taxes.  The remainder of this summary assumes that Section 7874(b) of the Code does not apply to the Company.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC,” as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  In addition, in any year in which the Company constitutes a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition  of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the stock of such Subsidiary PFIC.

The Company believes that it constituted a PFIC during the tax year ended January 31, 2010, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  (See “ Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012.  In addition, for tax years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Common Shares) to report information relating to such assets, subject to certain exceptions.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Common Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H

Documents on Display

Material contracts and publicly available corporate records may be viewed at our head office located at Suite 1920 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

The Company’s reports and other information, including this annual report and the exhibits thereto, as filed with the Securities and Exchange Commission in accordance with the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

10.I

Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities.  The Company defines its capital as shareholders’ equity.  The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended January 31, 2010.  The Company is not subject to externally imposed capital requirements.

The Company classifies its cash; accounts receivable and due from related parties as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments.  The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution.  The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash	2010	2009
Held at a major Canadian financial institution	$ 15,911,974	$ 870,479
Peruvian financial institution	-	143,191
	$ 15,911,974	$ 1,013,670

The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash to meet the Company’s business requirements and at January 31, 2010, the cash balance of $15,868,072 will likely be sufficient to meet the needs for the coming year.   Liabilities as at January 31, 2010 are as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total
Peru bank indebtedness	$ (43,902)	$ -	$ -	$ (43,902)
Accounts payable and accrued liabilities	345,398	-	-	345,398
Due to related parties	42,308	-	-	42,308
	$ 343,804	$ -	-	$ 343,804

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

i.

Interest rate risk

The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction.  The Company’s sensitivity analysis suggests that a consistent 10 basis point change in the rate of exchange in Peruvian Soles (i.e., from 1.00:1.00 to 1.10:1.00) during the fiscal year ended January 31, 2010 would change foreign exchange gain or loss by approximately $18,000.

iii.

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company is not exposed to any other price risk.

The Company’s operations are not yet exposed to risks associated with commodity prices, interest rates and credit.  Commodity price risk is defined as the potential loss that the Company may incur as a result of changes in the fair value of gold, silver, iron, copper or other metals that may be produced by the Company.  Industry wide risks can, however, affect the Company’s general ability to finance exploration, and development of exploitable resources; however, such effects are not predictable or quantifiable.

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

ITEM 15T.      CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2010.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except for the introduction of an Inter-corporate and Conflict of Interests Policy in June, 2009 as a result of an unauthorized loan to a related company which occurred in our 2009 fiscal year and which is discussed elsewhere in this annual report. Those changes in our internal controls were effective in overcoming the previously reported control deficiency.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Anton Drescher is an audit committee financial expert (as defined in Item 16A of Form 20-F).  Mr. Drescher is not “independent” under the independence standards of NYSE Amex applicable to audit committee members because he is the former President and Chief Executive Officer of the Company.

ITEM 16B.

CODE OF ETHICS

The Company adopted a Code of Ethics effective April 2004.  Any person may obtain without charge, upon written request, a copy of such Code of Ethics by contacting our Corporate Secretary at #1920-1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal years ended January 31, 2010 and 2009.

Year ended January 31	2010	2009
Audit fees	$66,300	$52,028
Audit-related fees	-	-
Tax fees(1)	$ 5,000	$ 2,794
All other fees(2)	$15,000	-
Total	$86,300	$54,822

(1)

Tax fees relate to the preparation of corporate income tax returns.

(2)

All other fees consist primarily of the aggregate fees billed for professional services rendered by Smythe Ratcliffe LLP, Chartered Accountants, related to reviews of our unaudited quarterly financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective October 22, 2008, we engaged Smythe Ratcliffe LLP as our independent registered public accounting firm, and effective the same date, BDO Canada LLP (formerly BDO Dunwoody LLP) (“BDO”) resigned as our independent registered public accounting firm at the request of the Company.  Our board of directors, on recommendation of the audit committee, approved both the engagement of Smythe Ratcliffe LLC and the resignation of BDO.

During years ended January 31, 2008 and 2007, and the subsequent interim period through October 22, 2008, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20–F).

The audit reports of BDO on the consolidated financial statements of the Company as of and for the years ended January 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except BDO’s audit report dated May 28, 2008 (except for Notes 9 and 10 which are dated as of July 14, 2008) with respect to the consolidated financial statements of the Company as at January 31, 2008 and 2007 and for each of the years in the three-year period ended January 31, 2008 provide the following statement:

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

During the years ended January 31, 2008 and 2007, and the subsequent interim period through October 22, 2008, neither we nor anyone on our behalf consulted with Smythe Ratcliffe LLP concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Smythe Ratcliffe LLP concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement with the former auditors or a reportable event.

We have provided BDO with a copy of the disclosure in this Item 16F and requested BDO furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements we have made in this Item 16F, and if not, stating the respects in which it does not agree. A letter from BDO is attached as Exhibit 15.1 to this annual report on Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We are filing with this annual report the following:

  Auditors’ Report dated August 18, 2010.
  Consolidated Balance Sheets at January 31, 2010 and January 31, 2009.
  Consolidated Statements of Operations and Deficit for the years ended January 31, 2010, January 31, 2009 and January 31, 2008.
  Consolidated Statements of Cash Flows for the years ended January 31, 2010, January 31, 2009 and January 31, 2008.
  Notes to the Consolidated Financial Statements for the years ended January 31, 2010, January 31, 2009 and January 31, 2008.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

January 31, 2010 and 2009

DORATO RESOURCES INC.

January 31, 2010 and 2009

INDEX

Audited Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Dorato Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.  The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded.  All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors.  Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

Keith Henderson” (signed)

”Michael Kinley” (signed)

Keith Henderson

Michael Kinley

President and Chief Executive Officer

Chief Financial Officer

Vancouver, British Columbia

August 18, 2010

AUDITORS' REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the consolidated balance sheets of Dorato Resources Inc. as at January 31, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2010 in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States).

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia

August 18, 2010

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the financial statements. Our report to the shareholders dated August 18, 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

August 18, 2010

DORATO RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

AT JANUARY 31

(Expressed in Canadian Dollars)

	2010	2009
		(Note 3)
ASSETS

Current
Cash and cash equivalents	$ 15,868,072	$ 1,013,670
Accounts receivable	75,941	96,270
Prepaid expenses	15,844	129,038

	15,959,857	1,238,978

Due from related parties (Note 9)	-	991,905
Property and equipment (Note 5)	72,424	79,015
Exploration advances	108,890	14,498
Mineral property interests (Note 6)	24,243,652	17,198,302

	$ 40,384,823	$ 19,522,698

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 345,398	$ 234,670
Due to related parties (Note 9)	42,308	187,306

	387,706	421,976

Shareholders’ equity
Capital stock (Note 7)	49,160,012	27,430,598
Contributed surplus (Note 7)	4,690,878	1,918,829
Deficit	(13,853,773)	(10,248,705)

	39,997,117	19,100,722

	$ 40,384,823	$ 19,522,698

Nature and continuance of operations (Note 1)

Subsequent events (Note 14)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED JANUARY 31

(Expressed in Canadian Dollars)

	2010	2009	2008
		(Note 3)	(Note 3)
Expenses
Amortization	$ 20,765	$ 6,349	$ 2,044
Consulting fees (notes 8 and 9)	1,994,054	2,217,769	40,000
Investor relations (notes 8 and 9)	438,886	307,943	-
Office and miscellaneous (notes 8 and 9)	328,530	223,863	67,275
Professional fees (notes 8 and 9)	305,426	209,251	66,313
Property investigations	169,520	-	131,329
Regulatory (note 9)	25,680	51,847	15,094
Travel and promotion (note 9)	90,591	96,280	5,173
	(3,373,452)	(3,113,302)	(327,228)

Other items
Gain (loss) on foreign exchange	(271,058)	358,533	15,726
Interest income (note 9)	39,442	124,003	29,670
Loss on disposal of equipment	-	(15,371)	-
	(231,616)	467,165	45,396

Net loss and comprehensive loss for the year	(3,605,068)	(2,646,137)	(281,832)

Deficit, beginning of year	(10,248,705)	(7,602,568)	(7,320,736)
Deficit, end of year	$ (13,853,773)	$ (10,248,705)	$ (7,602,568)

Basic and fully diluted loss per share	$ (0.07)	$ (0.11)	$ (0.05)

Weighted average number of common shares outstanding	49,819,536	24,859,595	5,399,532

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31

(Expressed in Canadian Dollars)

	2010	2009	2008
		(Note 3)	(Note 3)
Operating activities
Loss for the year	$ (3,605,068)	$ (2,646,137)	$ (281,832)
Add items not affecting cash
Amortization	20,765	6,349	2,044
Stock-based compensation	1,521,621	1,879,484	-
Loss on disposal of equipment	-	15,371	-
Loss on foreign exchange	135,419	11,462	-
Changes in non-cash items
Accounts receivable	20,329	(59,086)	(35,940)
Prepaid expenses	113,194	(127,014)	(51)
Accounts payable and accrued liabilities	205,218	37,715	17,918
Due to related parties	(144,998)	187,306	-
Cash used in operating activities	(1,733,520)	(694,550)	(297,861)

Investing activities
Exploration advances	(94,392)	(14,498)	-
Mineral property interests	(5,035,775)	(10,430,534)	(258,770)
Advances to (repayment from) related party	856,486	(991,905)	-
Purchase of equipment	(14,174)	(84,276)	(14,082)
Cash used in investing activities	(4,287,855)	(11,521,213)	(272,852)

Financing activities
Issuance of capital stock	21,926,993	7,400,552	660,000
Share subscriptions receivable	-	-	5,349,448
Share issuance costs	(1,051,216)	(36,402)	-
Cash provided by financing activities	20,875,777	7,364,150	6,009,448

Increase (decrease) in cash	14,854,402	(4,851,613)	5,438,735
Cash and cash equivalents, beginning of year	1,013,670	5,865,283	426,548

Cash and cash equivalents, end of year	$ 15,868,072	$ 1,013,670	$ 5,865,283
Cash and cash equivalents consists of:
Cash	$ 15,868,072	$ 1,013,670	$ 748,167
Term deposit and GIC	-	-	5,117,116
	$ 15,868,072	$ 1,013,670	$ 5,865,283

Supplemental disclosure with respect to cash flows (Note 11)

DORATO RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2010 AND 2009

(Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the prior year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007.  The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses (2010 - $3,605,068; 2009 - $2,646,137; 2008 - $281,832), has working capital of $15,572,151 (2009 - $817,002), has a deficit of $13,853,773 (2009 - $10,248,705), has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing.  Future capital requirements will depend on many factors including the Company's ability to execute its business plan.  The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions.  Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for mineral properties is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying values of the Company’s mineral property interests do not reflect current or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

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

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows (Note 3):

i.

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

ii.

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Cash

Cash consists of cash on deposit at major financial institutions in Canada and Peru.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment

-

25% - 30%

Office equipment

-

10% - 25%

Leasehold improvements

-

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

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production, or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value. From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the year.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

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

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established.  The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.  When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income.  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP. The Company has no items of other comprehensive income in any period presented.  Therefore, net loss as presented in the Company’s consolidated statements of operations equals comprehensive loss.

Adoption of new accounting standards and developments

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The section was effective for the Company after February 1, 2009.  The adoption of this standard had no effect on the Company’s consolidated financial statements.

Going Concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The section was effective for the Company on February 1, 2009.  The adoption of this standard had no effect on the Company’s consolidated financial statements.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its April 30, 2011 interim consolidated financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011. The Company is currently evaluating the impact of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

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

Section 1601, “Consolidated Financial Statements”, establishes the standards for preparing consolidated financial statements.

Section 1602, “Non-Controlling Interests” establishes the standards for the accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  This standard is equivalent to the IFRS on consolidated and separate financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

3.

CHANGE IN REPORTING CURRENCY

Effective May 1, 2009, the Company changed its reporting currency from the United States dollars to the Canadian dollar.  The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006.

Accordingly, the Company has restated the consolidated financial statements for all periods presented for comparative purposes as if they had been reported in Canadian dollars.  The effect of these changes in reporting currency is summarized below:

	Reported in Canadian dollars		As previously reported in US dollars
	2009	2008	2009	2008
Total assets	$ 19,522,698	$ n/a	$ 16,012,317	$ n/a
Total liabilities	421,976	n/a	$ 344,039	$ n/a
Total shareholders’ equity	19,100,722	n/a	$ 15,668,278	$ n/a
Net loss for the year	2,646,137	281,832	$ 2,569,513	$ 273,121
Comprehensive loss for the year	2,646,137	281,832	$ 5,221,464	$ 231,004
Basic and diluted loss per share	(0.11)	(0.05)	$ (0.10)	$ (0.05)

4.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash; accounts receivable and due from related parties as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments.  The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution.  The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash	2010	2009
		(Note 3)
Held at a major Canadian financial institution	$ 15,911,974	$ 870,479
Peruvian financial institution	-	143,191
	$ 15,911,974	$ 1,013,670

The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash to meet the Company’s business requirements and at January 31, 2010, the cash balance of $15,868,072 will likely be sufficient to meet the needs for the coming year.   Liabilities as at January 31, 2010 are as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total
Peru bank indebtedness	$ (43,902)	$ -	$ -	$ (43,902)
Accounts payable and accrued liabilities	345,398	-	-	345,398
Due to related parties	42,308	-	-	42,308
	$ 343,804	$ -	$ -	$ 343,804

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

ii)

Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction.  The Company’s sensitivity analysis suggests that a consistent 5 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.05:1.00) would change foreign exchange gain or loss by approximately $9,000.

iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company is not exposed to any other price risk.

5.

PROPERTY AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
				(Note 3)
Computer equipment	$ 23,644	$ 8,192	$ 15,452	$ 13,841	$ 2,814	$ 11,027
Office equipment	57,744	12,262	45,482	53,373	1,053	52,320
Leasehold improvements	17,061	5,571	11,490	17,061	1,393	15,668
	$ 98,449	$ 26,025	$ 72,424	$ 84,275	$ 5,260	$ 79,015

6.

MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total

Balance, January 31, 2008 (Note 3)	$ 474,198	$ -	$ -	$ 474,198

Acquisition costs:
Cash payments	3,120,060	420,967	488,115	4,029,142
Common shares issued	5,153,250	845,227	311,523	6,310,000
Deferred exploration costs:
Incurred during the year:
Field expenses	2,826,295	-	-	2,826,295
Peruvian value added tax	712,001	-	-	712,001
Land maintenance and tenure	377,326	-	-	377,326
Personnel	951,623	-	-	951,623
Public relations	123,269	-	-	123,269
Survey and mapping	863,281	-	-	863,281
Travel	531,167	-	-	531,167
Total expenditures for the year	14,658,272	1,266,194	799,638	16,724,104

Balance, January 31, 2009 (Note 3)	15,132,470	1,266,194	799,638	17,198,302

Acquisition costs:
Cash payments	877,746	19,009	103,170	999,925
Common shares issued	680,874	366,500	898,126	1,945,500
Deferred exploration costs:
Incurred during the year:
Field expenses	1,533,269	-	-	1,533,269
Data acquisition and analysis	789,063	-	-	789,063
Peruvian value added tax	174,122	-	-	174,122
Land maintenance and tenure	10,322	-	-	10,322
Personnel	1,047,582	-	-	1,047,582
Public relations	402,675	-	-	402,675
Survey and mapping	39,480	-	-	39,480
Travel	103,412	-	-	103,412
Total expenditures for the year	5,658,545	385,509	1,001,296	7,045,350

Balance, January 31, 2010	$ 20,791,015	$ 1,651,703	$ 1,800,934	$ 24,243,652

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements.  These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008.  Peruvian Government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company has issued 15,500,000 common shares and paid a total of US$4,286,031 as follows, including subsequently acquired claims:

i)

Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in these 18 mineral claims, comprising an aggregate of 16,158 hectares in consideration of issuance of 750,000 common shares (issued) and US$250,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

ii)

Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares in consideration of issuance of 1,250,000 common shares (issued) and US$300,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

iii)

Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares in consideration of issuance of 3,400,000 common shares (issued) and US$270,000 (paid).  The claims are included in the Central Zone and North Zone.

iv)

Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares in consideration of issuance of 1,500,000 common shares (issued) and US$400,000 (paid).  The claims are included in the North Zone and South Zone.

v)

Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C. (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On November 4, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company is now required to pay US$3,000,000 (paid) and issue 8,600,000 common shares (issued).  These concessions are all within the Central Zone.

vi)

David Property

On June 1, 2009, the Company entered into an option to earn a 100% interest in 25 mineral claims (the "David Property") comprising an aggregate of 22,010 hectares.  In order to earn a 100% interest, the Company agreed to pay US$66,031 (paid) plus additional consideration of US$5,000 on exercise of the option.  The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
      The royalty rate shall be either a 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

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

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any AROs as of January 31, 2010 and 2009.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Capital Stock	Contributed Surplus
Issued and outstanding
Balance, January 31, 2008 (Note 3)	6,818,187	$ 8,407,000	$ -
Private placements	18,500,000	12,750,000	-
Shares issued for mineral property interests	12,850,000	6,310,000	-
Share issue costs	-	(36,402)	-
Stock-based compensation	-	-	1,918,829

Balance, January 31, 2009 (Note 3)	38,168,187	27,430,598	1,918,829
Private placements	26,732,850	21,469,493	-
Shares issued for mineral property interests	2,650,000	1,945,500	-
Exercise of options	62,500	18,750	-
Exercise of warrants	675,000	438,750	-
Agent’s compensation	100,000	50,000	-
Share issue costs	-	(2,204,748)	1,103,532
Stock-based compensation	-	-	1,680,186
Reallocation from contributed surplus on exercise of options	-	11,669	(11,669)
Balance, January 31, 2010	68,388,537	$ 49,160,012	$ 4,690,878

During the year ended January 31, 2010, the Company:

i)

Closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for total gross proceeds of $6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011.  If the volume weighted average closing price of the Company’s common shares on the TSX Venture Exchange exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee of 100,000 units, each unit having the same terms as the placement units above.

ii)

Issued 2,650,000 common shares for mineral properties, 1,650,000 shares valued at $0.67 per share for a total of $1,105,500 and 1,000,000 common shares value at $0.84 per shares for a total of $840,000.

iii)

Closed a bought deal private placement of 9,971,850 units at $1.05 per unit for total gross proceeds of $10,470,443.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 26, 2011. In connection with this offering, the underwriters received a cash commission equal to 4.5% of the total gross proceeds raised and an aggregate of 947,325 compensation options, each of which is exercisable to purchase one unit of the Company at the price of $1.05 for 18 months until July 26, 2011, each compensation option unit having the same terms as the placement units above.

iv)

Closed a non-brokered private placement of 4,761,000 units at $1.05 per unit for gross proceeds of $4,999,050.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 29, 2011.

During the year ended January 31, 2009, the Company:

i)

Issued 17,000,000 common shares pursuant to a non-brokered private placement for total proceeds of $10,200,000 at a price of $0.60 per share.

ii)

Issued 4,150,000 common shares for mineral properties valued at $0.60 per share for a total of $2,490,000.

iii)

Completed a non-brokered private placement with Franco-Nevada Corporation for 1,500,000 common shares at a price of $1.70 per common share for gross proceeds of $2,550,000.  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

iv)

Issued 4,000,000 common shares for mineral properties valued at $0.485 per share for a total of $1,940,000.

v)

Issued 4,700,000 common shares for mineral properties valued at $0.40 per share for a total of $1,880,000.

8.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of January 31, 2010 and 2009, and changes during the years ended on those dates is presented below:

	2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
			(Note 3)
Options outstanding, beginning of year	3,600,000	$1.09	-	$ -
Granted	4,150,000	$0.75	3,600,000	$1.09
Exercised	(62,500)	$0.30	-	$ -
Cancelled/Expired	(990,000)	$1.37	-	$ -
Options outstanding, end of year	6,697,500	$0.85	3,600,000	$1.09

Stock options outstanding are as follows:

	2010			2009 (Note 3)
Expiry Date	Exercise Price	Number of Options	Exercisable at Year End	Exercise Price	Number of Options	Exercisable at Year End
				(Note 3)
May 23, 2010 (subsequently	$1.40	1,640,000	1,640,000	$1.40	2,412,500	2,412,500
expired)
June 20, 2010	$ -	-	-	$1.40	187,500	93,750
January 7, 2011	$0.30	907,500	907,500	$0.30	1,000,000	973,750
April 9, 2011	$0.60	1,550,000	1,550,000	$ -	-	-
June 10, 2011	$0.60	250,000	250,000	$ -	-	-
August 31, 2011	$0.50	150,000	150,000	$ -	-	-
October 30, 2011	$0.45	700,000	700,000	$ -	-	-
January 29, 2012	$1.09	1,500,000	1,500,000	$ -	-	-
		6,697,500	6,697,500		3,600,000	3,480,000
July 26, 2011 (Agent’s
option)	$1.05	947,325	947,325	$ -	-	-
		7,644,825	7,644,825		3,600,000	3,480,000

Stock-based compensation

During the year ended January 31, 2010 (2009 and 2008 - Note 3), the Company granted 4,150,000 (2009 - 3,600,000; 2008 - Nil) stock options with a fair value of $1,680,186 (2009 - $1,918,829; 2008 - $Nil), or $0.41 (2009 - $0.53; 2008 - $Nil) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation for 2010 was allocated $1,352,156 (2009 - $1,686,514; $2008 - $Nil) to consulting, $149,231 (2009 - $143,221; 2008 - $Nil) to investor relations, $158,566 (2009 - $39,345; 2008 - $Nil) to mineral properties, $20,233 (2009 - $34,944; 2008 - $Nil) to professional fee, and $Nil (2009 - $14,805; 2008 - $Nil) to office and miscellaneous.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	2010	2009	2008
Risk-free interest rate	1.30%	2.48%	NA
Expected life of options/warrants	2 years	2 years	NA
Annualized volatility	116.57%	104.83%	NA
Dividend rate	0.00%	0.00%	NA

Warrants

	2010		2009 (Note 3)		2008 (Note 3)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of the year	-	$ -	-	$ -	2,000,000	$ 0.30
Issued during the year	15,090,089	$ 1.17	-	$ -	-	$ -
Exercised	(675,000)	$ 0.65	-	$ -	(2,000,000)	$ -
Balance, end of year	14,415,089	$ 1.20	-	$ -	-	$ -

At January 31, 2010, warrants outstanding were as follows:

Number of Warrants	Exercise Price	Expiry Date
5,375,000	$0.65	March 31, 2011
1,200,000	$0.70	March 31, 2011
5,459,588	$1.65	July 26, 2011
2,380,501	$1.65	July 29, 2011
14,415,089

At January 31, 2009, there were no warrants outstanding.

9.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2010 (2009 and 2008 - Note 3), the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $254,600 (2009 - $151,500; 2008 - $19,598) to companies related to officers and directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $88,000 (2009 - $12,000; 2008 - $Nil) to an officer and directors.

c)

Paid or accrued exploration expenditures of $98,283 (2009 - $604,393; 2008 - $92,300), office and administration expense of $80,220 (2009 - $53,966; 2008 - $12,038), consulting expense of $141,666 (2009 - $122,518; 2008 - $Nil), travel and promotion expense of $78,946 (2009 - $81,055; 2008 - $Nil), property investigation of $5,850 (2009 - $Nil; 2008 - $Nil), regulatory fees of $3,950 (2009 - $Nil; 2008 - $Nil), leasehold improvements of $Nil (2009 - $17,061; 2008 - $Nil), donation expense of $3,000 (2009 - $Nil; 2008 - $Nil) and investor relation expense of $4,129 (2009 - $5,790; 2008 - $5,036) to two companies with officers in common for reimbursement of expenditures.

d)

Due to related parties of $42,308 (2009 - $187,306) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties except that the loan transaction mentioned below (e) would not have been in the normal course of the Company’s operations.

e)

Amounts due from related parties of $Nil (2009 - $991,905) was comprised of a loan to Trevali Resources Corp. (“Trevali”) of $Nil (2009 - $979,552), a company with two common directors and officers. This loan was secured under a promissory note and by certain mining equipment owned by the Trevali’s Peruvian subsidiary and bears interest at Libor plus 5% per annum.  On July 31, 2009, this amount and accrued interest of $37,712 were repaid by Trevali.  In addition, an amount of $Nil (2009 - $12,353) was due from another company with common officers.

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31, 2010, 2009 and 2008:

	2010	2009	2008
		(Note 3)	(Note 3)
Net loss for the year	$ (3,605,068)	$ (2,646,137)	$ (281,832)
Expected income tax recovery	$ (1,077,659)	$ (818,189)	$ (95,429)
Temporary differences	(28,322)	(76,455)	(2,374)
Stock-based compensation	456,833	582,097	-
Change in temporary differences	(168,565)	6,137	299
Reduction in future income taxes resulting from statutory rate reduction	101,431	45,411	11,765
Unrecognized benefit of non-capital losses	716,282	260,999	85,739
	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2010	2009
		(Note 3)
Non-capital losses	$ 870,867	$ 325,454
Mineral properties	(49,478)	(10,230)
Share issue costs	215,703	7,572
Equipment	(655)	(2,651)
	1,036,437	320,145
Valuation allowance	(1,036,437)	(320,145)
	$ -	$ -

The Company has available for deduction against future taxable income in Canada and Peru non-capital losses of approximately $3,404,000.  These losses, if not utilized, will expire through to 2030. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $14,200,000 available to reduce future income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOW

Supplemental cash flow information	2010	2009	2008

Interest received	$ 39,442	$ 124,003	$ 29,670
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -
Non-cash transactions Shares issued to acquire mineral property interest Shares issued as agent’s commission Accounts payable included in mineral property expenditures	$ 1,945,500 $ 50,000 $ 64,483	$ 6,310,000 $ - $ 158,973	$ - $ - $ 215,428

12.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	2010			2009
	Canada	Peru	Total	Canada	Peru	Total
				(Note 3)
Cash (indebtedness)	$ 15,911,974	$ (43,902)	$ 15,868,072	$ 870,479	$ 143,191	$ 1,013,670
Mineral property interests	-	24,243,652	24,243,652	-	17,198,302	17,198,302
Other assets	99,914	173,185	273,099	110,818	1,199,908	1,310,726
Total assets	$ 16,011,888	$ 24,372,935	$ 40,384,823	$ 981,297	$ 18,541,401	$ 19,522,698

13.

CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended January 31, 2010. The Company is not subject to externally imposed capital requirements.

14.

SUBSEQUENT EVENTS

Subsequent to January 31, 2010:

i)

The Company issued 80,000 common shares pursuant to the exercise of stock purchase options at a price of $0.50 per share for total proceeds of $40,000.

ii)

The Company issued 412,900 common shares pursuant to the exercise of warrants, 387,900 common shares at a price of $0.70 per share and 25,000 shares at a price of $0.65 per share for total proceeds of $287,780.

iii)

1,640,000 stock options at a price of $1.40 expired unexercised.

iv)

On May 27, 2010, the Company granted 1,900,000 stock options to purchase common shares at a price of $0.85 for a period of two years.

v)

On June 11, 2010, the Company signed an option agreement (the “Option Agreement”) to acquire an additional land package in the Cordillera del Condor District of northwest Peru (“the Property”).  The Property consists of 16 mineral rights, comprising an aggregate of 13,904 hectares.  Under the terms of the Option Agreement, which is subject to regulatory approval (received on June 15, 2010), the Company will earn a 100% interest in the Property.  The terms are as follows:

Due within 10 days of TSXV Approval	$ 200,000 (paid)
First Anniversary	50,000 shares
Second Anniversary	200,000 shares
Third Anniversary	750,000 shares

vi)

On July 7, 2010, the Company signed an option agreement (the “Option Agreement”) to acquire an additional land package in the Cordillera del Condor District of northwest Peru (“Cangaza Property”).  The Cangaza Property consists of 14 concessions comprising an aggregate of 10,427 hectares.  Under the terms of the Option Agreement, which is subject to regulatory approval (received July 13, 2010), the Company can earn a 100% interest in the Cangaza Property in exchange for the cash payments totaling $150,000 and the issuance of 1,050,000 common shares as follows:

	Cash Payments	Common Shares
Within 10 days of TSX–V approval	$30,000	200,000
3 months after TSX–V approval	$40,000	-
4 months after TSX–V approval	-	200,000
9 months after TSX–V approval	$40,000	200,000
12 months after TSX–V approval	$40,000	-
14 months after TSX–V approval	-	200,000
18 months after TSX–V approval	-	250,000
	$150,000	1,050,000

15.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

a)

Differences in accounting principles

i)

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized.  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission (“SEC”) Industry Guide 7, which consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.  To date no exploration costs have been capitalized under US GAAP.

Under US GAAP, mining projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property and their eventual disposition are less than the carrying amount of the mining project or property, impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project, property, calculated using estimated mineable reserves, mineral resources, based on engineering reports, projected rates of production over the estimated mine, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

ii)

Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantially enacted tax rates.

iii)

Exploration stage company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7.  For the purpose of providing the deficit accumulated during the exploration stage for the consolidated statements of shareholders’ equity and balance sheets, the amount considers only the losses for the November 19, 2007 to January 31, 2010, the period in which the Company has undertaken new exploration stage activities.

iii)

Reconciliation of total assets, liabilities and shareholders’ equity

	2010	2009 (Note 3)
Total assets per Canadian GAAP	$40,384,823	$19,522,698
Expenditures on mineral property interests expensed under US GAAP	(10,959,085)	(6,859,160)

Total assets per US GAAP	$29,425,738	$12,663,538

Total liabilities per Canadian and US GAAP	$387,706	$421,976

Total shareholders’ equity per Canadian GAAP	39,997,117	19,100,722
Expenditures on mineral property interests expensed under US GAAP	(10,959,085)	(6,859,160)

Total shareholders’ equity per US GAAP	29,038,032	12,241,562

Total liabilities and shareholders’ equity per US GAAP	$29,425,738	$12,663,538

iv)

Reconciliation of net loss and comprehensive loss

Statements of operations for the years ended January 31, 2010, 2009 and 2008:

	2010	2009 (Note 3)	2008 (Note 3)
Reconciliation of net loss

Net loss per Canadian GAAP	$(3,605,068)	$(2,646,137)	$(281,832)
Expenditures on mineral property interests expensed under US GAAP	(4,099,925)	(6,384,962)	(474,198)

Net loss per US GAAP	$(7,704,993)	$(9,031,099)	$(756,030)

Basic and diluted loss per share in accordance with Canadian GAAP	$(0.07)	$(0.11)	$(0.05)

Basic and diluted loss per share in accordance with US GAAP	$(0.15)	$(0.36)	$(0.14)

Weighted average number of common shares outstanding	49,819,536	24,859,595	5,399,532

Statement of comprehensive loss for the years ended January 31, 2010, 2009 and 2008:

	2010	2009 (Note 3)	2008 (Note 3)

Comprehensive loss in accordance with Canadian GAAP	$(3,605,068)	$(2,646,137)	$(281,832)
Expenditures on mineral property interests expensed under US GAAP	(4,099,925)	(6,384,962)	(474,198)

Comprehensive loss in accordance with US GAAP	$(7,704,993)	$(9,031,099)	$(756,030)

ii)

Reconciliation of cash flows :

Statements of cash flow for the years ended January 31, 2010, 2009 and 2008:

	2010	2009 (Note 3)	2008 (Note 3)

Net cash used in operating activities in accordance with Canadian GAAP	$(1,733,520)	$(694,550)	$(297,861)
Adjustments to net loss involving use of cash
Write-off of capitalized mineral property expenditures	(4,035,849)	(6,402,071)	(258,770)
Net cash used in operating activities in accordance with US GAAP	$(5,769,369)	$(7,096,621)	$(556,631)

Net cash used in investing activities in accordance with Canadian GAAP	(4,287,855)	(11,521,213)	(272,852)
Reclassification of capitalized mineral property expenditures	4,035,849	6,402,071	258,770
Net cash used in investing activities in accordance with US GAAP	$(252,006)	$(5,119,142)	$(14,082)

b)

Recent US accounting pronouncements

i)

In May 2009, the FASB issued Accounting Standards Codification (“ASC”) 855-10, “Subsequent Events” (“ASC 855-10”) (amended in February 2010) (formerly SFAS Statement No 165), which establishes principles and requirements for subsequent events.  In particular, ASC 855-10 sets forth: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.  The adoption of this new standard did not affect the nature or timing of subsequent events evaluations performed by the Company and is not expected to have an impact on the Company’s consolidated financial statements.

ii)

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This new guidance is effective for fiscal years beginning after November 15, 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

iii)

In June 2009, the FASB issued new guidance which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities.  The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  This new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

iv)

In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (the “Codification”) (formerly “Statement of Financial Accounting Standards” No. 168, The “FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles)”, which will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

v)

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to ASC 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

vi)

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)” (“ASU 2009-12”). This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure”, permitting companies to estimate the fair value of investments within ASC 820’s scope using the net asset value per share. ASU 2009-05 is effective for reporting periods ending after December 15, 2009.

vii)

In September 2009, the FASB reached a consensus on ASU 2009-13, “Revenue Recognition” (“ASC 605”), “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), and ASU 2009-14 “Software” (“ASC 985”), “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: (i) VSOE or (ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. However, these provisions are not expected to have a material impact on the Company’s consolidated financial statements.

viii)

In February 2010, the FASB issued ASU 2010-09, “Subsequent Event (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for a U.S. Securities and Exchange Commission filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for the Company’s interim periods beginning July 1, 2010.

ix)

In March 2010, the FASB issued ASU2010-11, “Scope Exception Related to embedded Credit Derivatives” (ASC 815).  This statement clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting.  This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition.  This new accounting guidance will become effective on July 1, 2010.  The Company does not expect this new accounting guidance to have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

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

4.5(3)

Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated August 18, 2008.

4.6(3)

First Amendment to the Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated March 30, 2009.

4.7(3)

Stock Option Plan.

4.8(3)

Demand Loan Agreement between Trevali Resources Corp. and the Company dated July 15, 2009.

8.1(3)

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

15.1

Letter from BDO Dunwoody LLP dated August 18, 2010.

(1)

Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)

Incorporated by reference from our Annual Report on Form 20-F filed on August 1, 2008 with the Securities and Exchange Commission.

(3)

Incorporated by reference from our Annual Report on Form 20-F filed on August 24, 2009 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/

Keith J. Henderson

By:

Keith J. Henderson,

President & CEO

Date:      August 23, 2010