Form 20-F/A
DORATO RESOURCES INC
filed 2011-03-01
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20–F /A
Amendment No. 1

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: [ ] No: [ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: [ ] No: [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes:  [ x ]  No: [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: [ ] No: [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer: [ ] Accelerated filer: [ ] Non-accelerated filer: [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ ]	Other [ x ]
By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. [ x ] Item 17    [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes: [ ] No: [ x ]

EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A (the "Amendment No. 1") amends our Annual Report on Form 20-F for the fiscal year ended January 31, 2010, originally filed on August 24, 2010 (the "2010 Form 20-F"). We are filing this Amendment No. 1 in response to certain comments made by the staff of the Securities and Exchange Commission (the "SEC"). In response to such comments, we have amended and restated Items [3.A, 4.B, 4.D, 5.A, 6.A, 6.B, 7.B, 9.A, 15T, 17 and 19][NTD: Confirm item references.]

     We are also filing currently dated certifications of our Chief Executive Officer and Chief Financial Officer, as required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and a currently dated letter from BDO Canada LLP (formerly BDO Dunwoody LLP) in respect of Item 16F.

     No item of or disclosures appearing in our 2010 Form 20-F are affected by this filing other than the items described above. This report on Form 20-F/A is presented as of the filing date of the 2010 Form 20-F and does not reflect events occurring after that date, or modify or update disclosures in any way.

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

The financial data set forth in this Annual Report is expressed in Canadian dollars (“Cdn$” or “CAD”) unless otherwise noted as reported in US dollars (“US$” or “USD”). During our 2010 fiscal year, the Company changed its reporting currency from the United States dollar to the Canadian dollar. The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006. The 2009 and 2008 fiscal years have been restated accordingly as they have been presented for comparative purposes in the consolidated financial statements in Item 17. The Company has omitted the presentation of selected financial data for its 2007 and 2006 fiscal years because such financial data cannot be restated in Canadian dollars without unreasonable effort or expense. The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Reference is made to Note 16 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See “Item 17 Financial Statements”.

	Fiscal Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $
Revenue	Nil	Nil	Nil
Loss from operations	(3,373,452)	(3,113,302)	(327,228)
Loss from continuing operations	(3,605,068)	(2,646,137)	(281,832)
Net Loss	(3,605,068)	(2,646,137)	(281,832)
Net Loss from operations per share	(0.07)	(0.12)	(0.06)
Loss from continuing operations per share	(0.07)	(0.11)	(0.05)
Diluted net loss per share	(0.07)	(0.11)	(0.05)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 49,819,536 for the year ended January 31, 2010, 24,859,595 for the year ended January 31, 2009 and 5,399,532 for the year ended January 31, 2008 .

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company has sufficient working capital to meet current cash requirements for the next eighteen months.

Balance Sheet Data:

	Fiscal Year Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $
Total Assets	40,384,823	19,522,698	6,395,149
Total Liabilities	387,706	421,976	241,269
Share capital	49,160,012	27,430,598	13,756,448
Shareholders’ Equity (Deficit)	39,997,117	19,100,722	6,153,880

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP, as noted below:

	Fiscal Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $
Consolidated Balance Sheets
Total assets per Canadian GAAP	40,384,823	19,522,698	6,395,149
Expenditures on mineral property interests expensed under U.S. GAAP	(10,959,085)	(6,859,160)	(474,198)
Total assets per U.S. GAAP	29,425,738	12,663,538	5,920,951
Total liabilities per Canadian GAAP and U.S. GAAP	387,706	421,976	241,269
Total shareholders’ equity under Canadian GAAP	39,997,117	19,100,722	6,153,880
Expenditures on mineral property interests expensed under U.S. GAAP	(10,959,085)	(6,859,160)	(474,198)
Total shareholders’ equity per U.S. GAAP	29,038,032	12,241,562	5,679,682
Total liabilities and shareholders’ equity per U.S. GAAP	29,425,738	12,663,538	5,920,951

	Fiscal Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $
Consolidated Statement of Operations
Net Loss per Canadian GAAP Expenditures on mineral property	(3,605,068)	(2, 646,137)	(281,832)
interests expensed under U.S. GAAP	(4,099,925)	(6,384,962)	(474,198)
Net loss per U.S. GAAP	(7,704,993)	(9,031,099)	(756,030)
Net loss per share per U.S. GAAP	(0.15)	(0.36)	(0.14)

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

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada. On August 18, 2010, the exchange rate was USD 1.00 per CAD 1.04. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
July 2010	1.0660	1.0284
June, 2010	1.0606	1.0199
May, 2010	1.0778	1.0116
April, 2010	1.0201	0.9961
March, 2010	1.0421	1.0113
February, 2010	1.0734	1.0420

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2010	2009	2008	2007	2006
Average Rate during Year (1)	1.1272	1.0849	1.0603	1.1358	1.2060
Year End	1.0693	1.2265	1.0038	1.1770	1.1390
High	1.2991	1.2935	1.1855	1.1827	1.2696
Low	1.0234	0.9765	0.9215	1.0983	1.1390

(1)	The average exchange rate is based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

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

	Cash Payments	Common Shares
Within 10-days of TSX.V approval	$30,000 (paid)	200,000
3 months after TSX.V approval	$40,000
4 months after TSX.V approval		200,000
9 months after TSX.V approval	$40,000	200,000
12 months after TSX.V approval	$40,000
14 months after TSX.V approval		200,000
18 months after TSX.V approval		250,000
Total:	$150,000	1,050,000

TSX.V acceptance of the transaction was received on July 13, 2010.

A summary of the cash payments and common share deliveries required under all of the option agreements, together with those issuances or payments not yet made, is set forth below:

Project	Common Shares Required to be Issued	Common Shares Yet to be Issued	Cash Payments required to be made US$	Cash Payments yet to be made US$
Vicmarama Property	750,000	-	250,000	-
Maravilla Property	1,250,000	-	300,000	-
Lahaina 1 Property	3,400,000	-	270,000	-
Lahaina 2 Property	1,500,000	-	400,000	-
Afrodita Properties	8,600,000	-	3,000,000	-
David Property	-	-	71,0301	5,000
Marita Property	1,000,000	1,000,000	200,000	-
Cangaza Property	1,050,000	1,050,000	150,000	120,000
Total:	17,550,000	2,050,000	5,280,301	125,000

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

Effects of Government Regulation

For a description of the material effects of government regulation on the Company’s business, see the disclosure contained under Item 5.A.

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

Title information is outlined in the following table.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
LAHAINA 1	010257406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	803.34
LAHAINA 2	010257506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 3	010257606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 4	010257706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	689.24
LAHAINA 5	010257806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
LAHAINA 6	010257906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	975.93
LAHAINA 7	010258006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 8	010258106	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 9	010258206	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 10	010258306	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 11	010258406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 12	010258506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 13	010258606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	882.51
LAHAINA 14	010258706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 15	010258806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 16	010258906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 17	010259006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 18	010459106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	907.78
LAHAINA 19	010459206	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	922.46
LAHAINA 20	010459306	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 21	010459406	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	200.00
LAHAINA 22	010459506	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	956.68
LAHAINA 23	010459606	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	800.00
LAHAINA 24	010459706	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	947.89
LAHAINA 25	010459806	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	973.43
LAHAINA 26	010459906	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 27	010460106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 28[1]	010460006	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	951.44
MARAVILLA 2	010081007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 3	010081107	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 4	010081207	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 6	010081407	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 7	010081507	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	800.00
MARAVILLA 8	010081607	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 9	010081707	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 10	010082007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 12	010088007	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	932.08
MARAVILLA 13	010088107	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 14	010088207	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	873.48
MARAVILLA 15	010088307	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	907.60
MARAVILLA 16	010088407	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	94.85
MARAVILLA 17	010088507	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 18[2]	010406207	CARLOS ARMANDO BALLON BARRAZA	2007-08-01	1,000.00
APU	010211695	COMPAÑIA MINERA AFRODITA S.A.C.	1995-01-02	8.75
CAMPANA 1	010056393	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
CAMPANA 2	010056293	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	900.00
COMAINA 1	010056193	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
COMAINA 2	010056493	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
COMAINA 3	010064993	COMPAÑIA MINERA AFRODITA S.A.C.	1993-03-30	1,000.00
HITO	010064793	COMPAÑIA MINERA AFRODITA S.A.C.[3]	1993-03-30	100.00
VICMARAMA 1	010456306	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	400.00
VICMARAMA 2	010455906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	815.02
VICMARAMA 3	010455406	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 4	010455206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	800.00
VICMARAMA 5	010455706	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	792.41
VICMARAMA 6	010455506	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
PAMINA	010173707	CARLOS ARMANDO BALLÓN BARRAZA	2007-03-08	1,000.00

1	All the Lahaina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11 th 2007.
2	All the Maravilla Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11 th 2007.
3	All the Compañía Minera Afrodita S.A.C. shares were part of an Option Transfer Agreement entered with Dorato Perú S.A.C. on October, 18 th 2007.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
VICMARAMA 8	010456106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 9	010455806	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 10	010454906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	900.00
VICMARAMA 13	010455106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	808.88
VICMARAMA 14	010456006	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	674.68
VICMARAMA 15	010456206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 16	010455606	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	967.02
VICMARAMA 17[4]	010460206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
MARAVILLA 19	010023208	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	1,000.00
MARAVILLA 20	010023308	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	500.00
MARAVILLA 21	010023408	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	700.00
MARAVILLA 22	010023508	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	219.74
DAVID B1	010326408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B2	010326508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B3	010326608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B4	010326708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B5	010326908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B6	010326808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	534.11
DAVID B7	010327008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B8	010327108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B9	010327208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B10	010327308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B11	010327408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B12	010327508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B13	010327608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B14	010327708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B15	010327808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	556.46
DAVID B16	010327908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	800.00
DAVID B17	010328008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B18	010328108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B19	010328208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B20	010328308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B21[5]	010328408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	700.00
EESM 9	010645407	MICHELLE BERENDSON BERNINZON	2007-12-11	997.48
EESM 10	010645507	MICHELLE BERENDSON BERNINZON	2007-12-11	873.94
EESM 11	010645607	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 12	010645707	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 13	010645807	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 14	010645907	MICHELLE BERENDSON BERNINZON	2007-12-11	926.45
EEMS 15	010646007	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 16	010646107	MICHELLE BERENDSON BERNINZON	2007-12-11	959.70
EESM 17	010646207	MICHELLE BERENDSON BERNINZON	2007-12-11	768.97
EESM 18	010646307	MICHELLE BERENDSON BERNINZON	2007-12-11	822.52
EESM 21	010000508	MICHELLE BERENDSON BERNINZON	2008-01-02	254.50
EESM 29	010330608	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 30	010330708	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 31	010330808	MICHELLE BERENDSON BERNINZON	2008-06-03	700.00
EESM 37	010364308	MICHELLE BERENDSON BERNINZON	2008-06-24	1,000.00
EESM 38[6]	010364208	MICHELLE BERENDSON BERNINZON	2008-06-24	600.00
Alto Cangaza 10	010655408	COMPAÑIA MINERA CANGAZA S.A.C.	2008-11-19	1,000.00
Alto Cangaza 11	010655208	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 12	010655308	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	900.00

4	The Vicmarama and Pamina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11 th 2007.
5	Maravilla 19, 20, 21, 22 and David Mining Rights were part of an Option Transfer Agreement entered into by Carlos Balló n and Dorato Perú S.A.C. on June 5, 2009.
6	The EESM Mining Rights were part of a Mineral Option Transfer Agreement entered into by Michelle Berendson and Dorato Resources Inc. on June, 9 th 2010.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
Alto Cangaza 13	010655508	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	600.00
Alto Cangaza 14	010655708	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 15	010655608	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Cangaza 1	010656008	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Cangaza 2	010656108	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 1	010656208	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 2	010656308	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 3	010656408	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 4	010656508	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	800.00
Rio Ayambis 5	010656608	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	327.004
Rio Ayambis 6A	010006909	COMPAÑIA MINERA CANGAZA S.A.C	2009-01-13	900.00
Rio Naraime 1	010655908	COMPAÑIA MINERA CANGAZA S.A.C7	2008-11-19	400.00
DANI[8]	010194409	ELSA LORENA ZUAZO VILLARROEL	2009-08-03	1,000.00
TOTAL				104,626.344

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

7	All the Compañía Minera Cangaza S.A.C. shares were part of an Option Transfer Agreeement entered with Dorato Perú S.A.C. on December, 28th 2009.
8	Dani was part of an Option Transfer Agreement entered into by Lorena Zuazo ando Dorato Perú S.A.C. on December, 16 th 2009.

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

Results to date indicate that a series of mineralized veins have been intersected, with variable grade and thickness (below is a summary of intersections for the first 20 drill holes). Considerably more drilling will be required with positive results before a decision will be reached to proceed with a resource estimate. As such the Taricori project should be considered to be in a phase of early stage exploration.

SUMMARY OF TARICORI DRILL RESULTS

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
TAR 001	Intersection 1	78	110.2	32.2m	1.03 g/t	4.3 g/t
	including	89	96	7.0m	1.94 g/t	3.6 g/t
	and	103.52	106.8	3.28m	2.29 g/t	2.8 g/t
TAR 002	Intersection 1	28.7	36.7	8.0m	0.70 g/t	3.0 g/t
	Intersection 2	316	328	12.0m	4.58 g/t	2.1 g/t
	including	316	320	4.0m	12.81 g/t	3.7 g/t
TAR 003	Intersection 1	35	49	14.0m	0.93 g/t	6.6 g/t
	including	35	39	4.0m	2.22 g/t	11.5 g/t
	Intersection 2	81	94	13.0m	1.36 g/t	9.2 g/t
	including	90	92.2	2.2	3.48 g/t	35.3 g/t
TAR 004	Intersection 1	38	52	14.0m	0.92 g/t	1.7 g/t
	Intersection 2	79.3	83.3	4.0m	1.61 g/t	9.8 g/t
	Intersection 3	148.45	150	1.55m	1.81 g/t	14.7 g/t
TAR 005	Intersection 1	39	45	6	0.59 g/t	8.2 g/t
	Intersection 2	152.4	156.45	4.05m	0.78 g/t	13.9 g/t
TAR 006	Intersection 1	24	62.1	38.1m	0.51 g/t	4.7 g/t
	Intersection 2	69.95	75	5.05m	0.73 g/t	3.0 g/t
	Intersection 3	126.77	154	27.23	0.75 g/t	10.4 g/t

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
TAR 007	Intersection 1	42.8	44.25	1.45m	4.59 g/t	37.9 g/t
	Intersection 2	45.2	61.58	16.38m	1.89 g/t	57.9 g/t
	including	45.2	48	2.8m	3.49 g/t	126.3 g/t
	and	50.25	54.6	4.35m	3.12 g/t	88.8 g/t
TAR 008	Intersection 1	65	67.75	2.75m	2.78 g/t	47.9 g/t
	Intersection 2	87.68	96.37	8.69m	3.29 g/t	61.0 g/t
	and	93.97	96.37	2.40m	8.42 g/t	187.7 g/t
TAR 009	Intersection 1	4.8	8.5	3.7m	1.45 g/t	3.7 g/t
	Intersection 2	43.5	49.5	6.0m	1.46 g/t	6.9 g/t
TAR 011	Intersection 1	0	3	3.0m	4.95 g/t	5.3 g/t
	Intersection 2	23.56	24.8	2.54m	4.14 g/t	18.4 g/t
	Intersection 3	32.86	33.65	0.79m	8.34 g/t	35.6 g/t
TAR 012	Intersection 1	16	34	18.0m	41.58 g/t	46.9 g/t
	including	20	34	14.0m	53.37 g/t	59.6 g/t
	and	22	23.22	1.22m	602.98 g/t	574.94 g/t
	Intersection 2	49.3	72	22.70m	2.96 g/t	16.2 g/t
	including	64.96	72	7.04m	7.4 g/t	22.7 g/t
	and	64.96	65.91	0.95m	32.39 g/t	88.7 g/t
TAR 013	Intersection 1	13.45m	52.36m	38.93m	7.05 g/t	48.4 g/t
	including	27.37m	50.14m	24.14m	11.10 g/t	67.6 g/t
	including	32.74m	40.11m	7.37m	33.48 g/t	151.9 g/t
TAR-014	Intersection 1	13.10	16.15	3.05m	4.37 g/t	17.55 g/t
	and	19.71	24.19	4.48m	1.02 g/t	13.50 g/t
	and	34.68	37.21	2.53m	2.60 g/t	22.34 g/t
TAR-015	Intersection 1	12.86	23.10	10.24m	4.63 g/t	12.93 g/t
	and	28.62	30.65	2.03m	1.14 g/t	16.85 g/t
	and	32.50	36.47	1.97m	1.13 g/t	11.40 g/t
	and	77.12	78.85	1.73m	1.47 g/t	33.18 g/t
	and	123.15	125.0	1.85m	1.81 g/t	20.73 g/t
	and	151.1	153.0	1.90m	2.01 g/t	14.58 g/t
TAR-016	Intersection 1	19.5	28.27	8.77m	1.19 g/t	23.27 g/t
	and	33	37.84	4.84m	0.72 g/t	20.53 g/t
	and	47.50	49.17	1.67m	0.90 g/t	9.52 g/t
	and	92.67	99.00	6.33m	22.67 g/t	65.71 g/t
TAR-017	Intersection 1	12.86	28.15	15.29m	2.51 g/t	22.37 g/t
	including	21.0	28.15	7.15m	4.70 g/t	20.75 g/t
	Intersection 2	38.58	39.85	1.27m	3.28 g/t	24.80 g/t
	and	48.0	51.49	3.49m	1.19 g/t	15.20 g/t
TAR-018	Intersection 1	11.10	13.41	2.31m	1.10 g/t	25.51g/t
	Intersection 2	34.50	41.62	7.12m	2.90 g/t	33.46 g/t
	including	37.50	40.82	3.32m	5.68 g/t	54.68 g/t
	including	39.46	40.82	1.36m	12.67 g/t	74.06 g/t
	Intersection 3	93.20	96.40	3.20m	3.01 g/t	51.04 g/t
TAR-019	Intersection 1	30.52	41.37	10.85m	0.50 g/t	13.54 g/t
	Intersection 2	61.00	63.00	2.00m	0.88 g/t	10.08 g/t
	Intersection 3	76.60	78.27	1.67m	7.82 g/t	131.41 g/t
TAR-020	Intersection1	100.95	109.88	8.93m	10.84 g/t	49.21 g/t
	including	101.47	106.80	5.33m	17.33 g/t	66.39 g/t
	including	101.79	106.10	4.31m	21.06 g/t	70.93

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

Canelo Target

The Canelo target is interpreted to be a possible extension of, or fault displaced continuation of the Taricori Zone, due to proximity, orientation and similar lithologies being present. It occurs as an extensive zone from adjacent to the Taricori Zone, south from the border with Ecuador, extending north-east of the Taricori Zone. Electromagnetic data has revealed a strong conductivity trend to the north east that is coincident with a strong magnetic anomaly. Prospecting has entailed confirming and extending mineralization through mapping and sampling of creek outcrops as well as contour soil sampling. Continued work will focus on detailed mapping, sampling and evaluating drill targets. The project is currently at the earliest stage of exploration.

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

Recent work on the Lucero target has focused on confirming and expanding zones of significant gold mineralization by way of grid and channel sampling. For the grid, 100m spaced lines have been created for evenly spaced soil sampling as well as outcrop sampling where exposed. This will allow for generation of an effective geochemical review of the zone while forming a detailed geological map. Present work is continuing on this grid, and evaluating the potential expansion of the known zone of mineralization to the south and east. The Lucero project is an advanced exploration target. Drilling, when undertaken, will evaluate the depth, thickness and grade of exploration and will be a critical step in determining the future exploration activities.

Cobrecon Porphyry Target

The Cobrecon Porphyry Target is a high-priority target, located within 5-10km south of the Taricori Gold Zone. Porphyry systems are already known in the Ecuadorian Cordillera del Condor terrane with deposits such as the Mirdor District to the north (Corriente Resources). Mirador is a classic calc-alkaline porphyry related to the emplacement of late-stage granodiorite and monzogranitic intrusive phases of the Zamora batholiths. To the south of Taricori and the Chinapintza District, El Hito and Santa Barbara represent two significant porphyry systems. The deposits have not been dated but are probably the same age as the Corriente porphyries. El Hito, situated on the Peruvian border, contains copper mineralization in a quartz diorite to granodiorite stock that has intruded Misahualli andesites. In 2000, Valerie Gold drill four core holes in the central part of the deposit on the Ecuadorian side which returned intersections up to 300 meters long grading about 0.3% Cu with minor gold. Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics .

The Cobrecon anomaly is interpreted to reflect a potentially large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization. Visible copper oxides and molybdenite have been noted from surface rock sampling and panned samples of stream sediments contain visible gold. The total target area as presently defined is greater than 29 km2, which geologically provides potential for a nested porphyry cluster. Extensive geochemical data will allow detailed mapping to be highly targeted, honing geologists into the centre of the system. The current surface exploration work will determine if drill testing is warranted to further evaluate the target.

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

Planned Work

Drilling will continue on the Taricori project through the remainder of 2010. SRK Consulting has been retained to begin work on resource estimation if the results of Phase II drilling are sufficiently positive to justify this work.

A drill permit application has been prepared for Lucero and will be submitted on completion of community information workshops. Drilling is planned for 2010 to test a number of targets identified during surface prospecting. The initial drill program will consist of approximately 3,000 metres of drilling, with additional drilling contingent on success.

An extensive geophysical survey is planned for August 2010 with results expected in late Q3 – this survey is planned to cover approximately 900 square kilometres with magnetic, electromagnetic and electromagnetic data collection. Anomalies and targets identified will be followed up as soon as possible thereafter using regional exploration techniques such as stream sediment sampling and geological mapping. The targets will be continually prioritized and the best drill targets will be drill tested through 2011 and 2012.

The budget for 2010 is $11 million, with a similar budget anticipated for 2011. Through the latter part of 2010 and 2011 the Company aims to screen 15 geophysical targets and drill test the best 3 targets.

QA/QC

Quality control and quality assurance is implemented in the field and results are monitored regularly throughout the sampling programs. Blind certified reference material, certified coarse blank material, quarter-core duplicates and preparation duplicates are inserted at regular intervals (1/20) into the sample sequence. On-site personnel rigorously collect and track samples which are then security sealed and trucked by a third party shipper to the ACME affiliate preparation laboratory in Cuenca, Ecuador. Here the samples’ weights are recorded and the samples are cross-referenced with the sampling list.

After coarse crushing and pulverizing >80% passing 200#, a 250g split is forwarded to ACME Analytical Laboratories (“ACME”) in Vancouver, BC, Canada for analysis. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Samples are analysed for gold by fire assay (30g) and forty additional elements by four-acid digestion with an ICP-MS finish. Any sample over 10 g/t gold are re-analysed by gravimetric fire assay (30g) for gold and silver. Any sample returning over 1% copper, lead or zinc are re-analysed by the base metal assay method with an ICP-OES finish. Analytical accuracy and precision are also regularly monitored by the laboratory through the analysis of reagent blanks, reference material and replicate samples. In addition, representative blind duplicate samples are routinely forwarded to an ISO-compliant third party laboratory for additional quality control.

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

Dorato’s mineral rights in Peru are currently subject to regulations that may be subject to change, and may become subject to new regulations, which could impose significant costs and burdens.

Exploration activities in Peru depend on mining concessions for exploration and ultimately for exploitation works, obtained from the Geologic, Mining and Metallurgic Institute (Instituto Geológico Minero Metalúrgico), or the INGEMMET. In addition, operations in Peru depend on obtaining other administrative rights, such as provisional permits, from the Ministry of Energy and Mines, or the MEM, and for exploration rights on the area of a claim. In Peru, ownership of a mining concession by a foreign entity within 50 kilometres of the national border is subject to issuance of a Supreme Decree from the Peruvian Government. All of the Company’s option properties are within 50 kilometres of the Peruvian national border. Thus, the Company must obtain a Supreme Decree from the Peruvian Government in respect of all of the mining concessions comprising the Company’s properties. In addition, the terms of the option agreements through which the Company holds its property interests require issuance of a Supreme Decree before the options can be exercised. The Company has applied for, but not been issued, the Supreme Decree.

Under Peru’s current regulatory regime, mining concessions for the exploration and exploitation of minerals have an indefinite term, subject to compliance by the titleholder with the obligations set forth by the General Mining Act (Ley General de Minería), or the LGM. Compliance with such obligations is required to maintain the mining concessions in good standing. Among such obligations are the payment of an Annual Concession Fee (equivalent to U.S.$3 per hectare) and compliance with a minimum annual production target. Failure to pay the Annual Concession Fee for any two consecutive or non-consecutive years may result in the cancellation of the relevant mining concession.

If the INGEMMET or the MEM revoke or cancel any of Dorato’s option concessions, Dorato’s financial condition and results of exploration activities could be adversely affected.

On June 24, 2004, the Peruvian Congress approved the Mining Royalty Law, which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. This royalty is calculated on a sliding scale with rates ranging from 1% to 3% over the value of mineral concentrates based on international market prices. As provided by the Mining Royalty Law, effective since January 26, 2007, the Peruvian Tax Authority is responsible for the collection of mining royalties.

There can be no assurance that the Peruvian government will not impose additional mining royalties or payments in the future or that they will not have an adverse effect on future operations. Dorato has no mining operations on the property.

Details of Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines, or the MEM, through its General Bureau of Mining (Dirección General de Minería), or DGM, and its General Bureau of Mining and Environmental Affairs (Dirección General de Asuntos Ambientales Mineros), or DGAAM. Other regulatory institutions are the Geological, Mining and Metallurgical Institute (Instituto Geológico Minero Metalúrgico), or the INGEMMET; the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía Minería), or the OSINERGMIN; and the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA, which was created in 2008 and entered into operation in 2010.

The DGM is the senior body of the MEM overseeing the mining industry. It reports directly to the Office of the Vice-Minister of Mining and is responsible for, among other things, the promotion of mining activities, the granting of beneficiation, ore transportation and general working concessions, the proposal of welfare, health and safety regulations.

The DGAAM has the following duties, among others: (i) propose policy and legal provisions for environmental conservation and protection in the mining sector; (ii) approve technical standards for the appropriate application of regulations on environmental conservation and protection to apply to activities of the mining sector; and (iii) assess environmental and social impacts derived from activities of the mining sector, establishing the preventive and corrective measures necessary to control such impacts.

The INGEMMET has the following duties, among others: (i) process mining claims, grant titles to mining concessions and act on applications relating to mining rights pursuant to law; (ii) keep the National Mining Land Register (Catastro Minero); administer and distribute the Annual Concession Fee, or ACF, and collect any penalties for failure to meet minimum annual production targets; and (iii) cancel mining claims or mining concessions pursuant to applicable laws.

The OSINERGMIN supervises and inspects mining activities as regards matters of mine safety and health. Until July 2010, OSINERGMIN also oversaw the environmental compliance of mining activities.

Since July 2010, all supervising, inspecting and sanctioning duties regarding environmental matters have been undertaken by the Organization for Environmental Assessment (Organismo de Evaluación Ambiental), or the OEFA. The OEFA is also responsible for proposing to the Ministry of Environment the scale of penalties applicable to each type of infringement pursuant to the Environmental Act.

Details of Concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific exploration activity within a defined area.

Mining concessions confer the right to explore and exploit the mineralization granted which is within a solid of undefined depth, limited by vertical planes corresponding to the sides of a square, rectangle or closed polygon, the vertices of which refer to Universal Transversal Mercator, or UTM, coordinates. A mining concession is a real property interest independent and separate from surface land located within the UTM coordinates of the concession. It is granted by the INGEMMET. Once the claimed area is subject to a mining concession, the titleholder must register its title with the Public Mining Registry (Registro de Derechos Mineros) administered by the National Superintendent of Public Registers (Superintendencia Nacional de Registros Públicos) where all the agreements, resolutions and acts thereto must also be registered.

Holders of mining concessions or pending claims for mining concessions must comply with several obligations, including payment of the ACF, which is equivalent to U.S.$3.00 per hectare per year. Default in payment of the ACF for two consecutive or non-consecutive years may result in cancellation of the relevant concession or claim.

Environmental

During the 1990s, a modern environmental practice that conforms to the international environmental standards was established and made generally applicable to most of the mining industry. In 1990, the Environmental Code was enacted, which established for the first time a legal and institutional system to preserve the environment. In 1993, the Environmental Protection Regulations for Mining and Metallurgical Activities were enacted. On October 15, 2005, the Environmental Act completely repealed and replaced the Environmental Code.

As of July 2010, OEFA, rather than OSINERGMIN, is responsible for performing periodic Environmental Audits to supervise compliance with the commitments undertaken in the respective EIAs and/or PAMA.

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

The following table identifies, as of August 6, 2010, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Keith J. Henderson	Cardero Resource Corp. Indico Resources Limited	Natural resource Natural resource	VP-Exploration Director
Anton J. Drescher	USA Video Interactive Corp. International Tower Hill Mines Ltd. Trevali Resources Corp. Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural resource Natural resource	CFO, Sec & Dir Director Dir. Pres & Dir.
Mark D. Cruise	Cardero Resource Corp. Trevali Resources Corp.	Natural resource Natural resource	VP–Business Dev. CEO, Pres. & Dir.
Augusto Baertl	Alturas Minerals S.A.	Natural resource	Director
Gordon Neal	Americas Petrogas Inc. Balmoral Resources Limited Mag Silver Corp. Rockgate Capital Inc.	Natural resource Natural resource Natural resource Natural resource	Director Director VP – Corporate Dev. Director
Carlos Ballon	N/A	N/A	N/A
Michael W. Kinley	Cardero Resource Corp. GFK Resources Inc. Indico Resources Ltd. International Tower Hill Mines Ltd. Trevali Resources Corp. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CFO CFO, Director CFO, Director CFO CFO CFO
Marla K. Ritchie	Cardero Resource Corp. Indico Resources Ltd. International Tower Hill Mines Ltd. Trevali Resources Corp. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource	Secretary Secretary Secretary Secretary Secretary

6.B	Compensation

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

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share- based awards (Cdn$)	Option- based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compensation (Cdn$)	Total compensation (Cdn$)
					Annual incentive plans	Long-term incentive plans(5)
Keith Henderson President and Chief Executive Officer(1)	2010 2009 2008	194,600(2) 24,000 Nil	Nil Nil Nil	156,012 93,355 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	350,612 117,355 Nil
Michael Kinley Chief Financial Officer(4)	2010 2009 2008	60,000 (3) Nil Nil	Nil Nil Nil	85,250 73,089 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000 Nil	145.250 103,089 Nil

(1)	Keith Henderson was appointed President and Chief Executive Officer of the Company on December 1, 2008.

(2)

Consulting fees paid to Acuitas Consulting Ltd (“Acuitas”) , a consulting company owned by Keith J. Henderson. Acuitas provides management services to the Company comprising all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company.

(3)

Consulting fees paid to Winslow Associates Management & Communications Inc. (“Winslow”) , a consulting company owned by Michael W. Kinley. Winslow provides services to the Company on a month-to-month contract basis comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company.

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
(2)

Value calculated using the closing price of Common Shares on the TSX.V on January 29, 2010, being the last trading day of the Company’s shares for the fiscal year, of $1.09 per share, less the exercise price per share.[NTD: Confirm table is consistent with revisions to this footnote.]

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

Except as noted below , there have been no transactions or loans since February 1, 2009 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company. An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the company.

1.

Pursuant to an oral agreement, effective as and from December 1, 2008, the Company has retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the President and Chief Executive Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company, at a fee of $12,000 per month. This fee was increased to $16,600 effective March 1, 2009. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2010, the Company paid Acuitas an aggregate of $194,600 (2009 - $24,000, 2008- $Nil).

2.

Pursuant to an oral agreement, effective as and from August 1, 2008, the Company has retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the Chief Financial Officer of the Company, to provide financial services to the Company comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company, at a fee of $5,000 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2010, the Company paid Winslow an aggregate of $30,000 (2009 - $30,000, 2008 - $Nil).

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

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V) after April 24, 2008 and the NEX board (“NEX”) prior thereto:

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

Cash	2010	2009
Held at a major Canadian financial institution	$15,911,974	$870,479
Peruvian financial institution	-	143,191
	$15,911,974	$1,013,670

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

	0 to 3	3 to 6	6 to 12
	months	months	months	Total
Peru bank indebtedness	$(43,902)	$-	$-	$(43,902)
Accounts payable and accrued liabilities	345,398	-	-	345,398
Due to related parties	42,308	-	-	42,308
	$343,804	$-	- $	343,804

(c)	Market risk

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

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, a change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, as a result of the introduction of an Inter-corporate and Conflict of Interests Policy in June, 2009 which arose due to an unauthorized loan to a related company. On November 18, 2008 and December 5, 2008, the Company's wholly-owned subsidiary, Dorato Peru S.A.C., made loans in the amount of USD$300,000 and USD$583,000 (the “Loan”), respectively, to Trevali Resources Corp. (“Trevali”), a company with certain directors or officers (Mark Cruise, Michael Kinley, Marla Ritchie) in common with the Company. The largest amount outstanding during the financial year ended January 31, 2010 and to the date hereof under the Loan was USD$883,000. The Loan transaction was unauthorized and had received neither regulatory or Board approval, however, all related party transactions have been properly reflected in the Company’s 2010 and 2009 audited annual and subsequent interim financial statements in accordance with Canadian GAAP, except that the Loan transaction would not be in the normal course of the Company’s operations as described in the notes thereto. On July 15, 2009, the Company entered into a demand loan agreement with Trevali to document the outstanding portion of the Loan pursuant to which the Loan was payable on the earlier of December 31, 2009 or on demand by the Company. The agreement included interest on the Loan payable to Dorato at a rate of LIBOR plus 5% per annum. The Loan was repaid in cash, with interest, on July 31, 2009. The adoption of an Inter-corporate and Conflict of Interests Policy in June 2009 was effective in overcoming the previously reported control deficiency.

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

Year ended January 31	2010	2009

Audit fees	$66,300	$52,028
Audit-related fees	-	-
Tax fees(1)	$5,000	$2,794
All other fees(2)	$15,000	-

Total	$86,300	$54,822

(1)	Tax fees relate to the preparation of corporate income tax returns.

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

AUDITORS’ REPORT

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2010 in accordance with Canadian generally accepted accounting principles.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
August 18, 2010

DORATO RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31
(Expressed in Canadian Dollars)

	2010	2009
		(Note 3)
ASSETS

Current
Cash and cash equivalents	$15,868,072	$1,013,670
Accounts receivable	75,941	96,270
Prepaid expenses	15,844	129,038

	15,959,857	1,238,978

Due from related parties (Note 9)	-	991,905
Property and equipment (Note 5)	72,424	79,015
Exploration advances	108,890	14,498
Mineral property interests (Note 6)	24,243,652	17,198,302

	$40,384,823	$19,522,698

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$345,398	$234,670
Due to related parties (Note 9)	42,308	187,306

	387,706	421,976

Shareholders’ equity
Capital stock (Note 7)	49,160,012	27,430,598
Contributed surplus (Note 7)	4,690,878	1,918,829
Deficit	(13,853,773)	(10,248,705)

	39,997,117	19,100,722

	$40,384,823	$19,522,698

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED JANUARY 31
(Expressed in Canadian Dollars)

	2010	2009	2008
		(Note 3)	(Note 3)
Expenses
Amortization	$20,765	$6,349	$2,044
Consulting fees (notes 8 and 9)	1,994,054	2,217,769	40,000
Investor relations (notes 8 and 9)	438,886	307,943	-
Office and miscellaneous (notes 8 and 9)	328,530	223,863	67,275
Professional fees (notes 8 and 9)	305,426	209,251	66,313
Property investigations	169,520	-	131,329
Regulatory (note 9)	25,680	51,847	15,094
Travel and promotion (note 9)	90,591	96,280	5,173
	(3,373,452)	(3,113,302)	(327,228)

Other items
Gain (loss) on foreign exchange	(271,058)	358,533	15,726
Interest income (note 9)	39,442	124,003	29,670
Loss on disposal of equipment	-	(15,371)	-
	(231,616)	467,165	45,396

Net loss and comprehensive loss for the year	(3,605,068)	(2,646,137)	(281,832)

Deficit, beginning of year	(10,248,705)	(7,602,568)	(7,320,736)
Deficit, end of year	$(13,853,773)	$(10,248,705)	$(7,602,568)

Basic and fully diluted loss per share	$(0.07)	$(0.11)	$(0.05)

Weighted average number of common shares outstanding	49,819,536	24,859,595	5,399,532

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31
(Expressed in Canadian Dollars)

	2010	2009	2008
		(Note 3)	(Note 3)
Operating activities
Loss for the year	$(3,605,068)	$(2,646,137)	$(281,832)
Add items not affecting cash
Amortization	20,765	6,349	2,044
Stock-based compensation	1,521,621	1,879,484	-
Loss on disposal of equipment	-	15,371	-
Loss on foreign exchange	135,419	11,462	-
Changes in non-cash items
Accounts receivable	20,329	(59,086)	(35,940)
Prepaid expenses	113,194	(127,014)	(51)
Accounts payable and accrued liabilities	205,218	37,715	17,918
Due to related parties	(144,998)	187,306	-
Cash used in operating activities	(1,733,520)	(694,550)	(297,861)

Investing activities
Exploration advances	(94,392)	(14,498)	-
Mineral property interests	(5,035,775)	(10,430,534)	(258,770)
Advances to (repayment from) related party	856,486	(991,905)	-
Purchase of equipment	(14,174)	(84,276)	(14,082)
Cash used in investing activities	(4,287,855)	(11,521,213)	(272,852)

Financing activities
Issuance of capital stock	21,926,993	7,400,552	660,000
Share subscriptions receivable	-	-	5,349,448
Share issuance costs	(1,051,216)	(36,402)	-
Cash provided by financing activities	20,875,777	7,364,150	6,009,448

Increase (decrease) in cash	14,854,402	(4,851,613)	5,438,735
Cash and cash equivalents, beginning of year	1,013,670	5,865,283	426,548

Cash and cash equivalents, end of year	$15,868,072	$1,013,670	$5,865,283
Cash and cash equivalents consists of:
Cash	$15,868,072	$1,013,670	$748,167
Term deposit and GIC	-	-	5,117,116
	$15,868,072	$1,013,670	$5,865,283

Supplemental disclosure with respect to cash flows (Note 11)

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral property interests and deferred exploration costs (cont’d…)

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

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock- based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for- trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments and comprehensive income (cont’d...)

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future accounting changes (cont’d…)

Business Combinations (cont’d…)

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

Accordingly, the Company has restated the consolidated financial statements for all periods presented for comparative purposes as if they had been reported in Canadian dollars. The effect of these changes in reporting currency is summarized below:

	Reported in			As previously
	Canadian dollars			reported in US dollars
	2009		2008	2009		2008
Total assets	$19,522,698	$	n/a	$16,012,317	$	n/a
Total liabilities	421,976		n/a	$344,039	$	n/a
Total shareholders’ equity	19,100,722		n/a	$15,668,278	$	n/a
Net loss for the year	2,646,137		281,832	$2,569,513		$273,121
Comprehensive loss for the year	2,646,137		281,832	$5,221,464		$231,004

Basic and diluted loss per share	(0.11)		(0.05)	$(0.10)		$(0.05)

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

Cash	2010	2009
		(Note 3)
Held at a major Canadian financial institution	$15,911,974	$870,479
Peruvian financial institution	-	143,191
	$15,911,974	$1,013,670

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

	0 to 3	3 to 6	6 to 12
	months	months	months	Total
Peru bank indebtedness	$(43,902)	$-	$-	$(43,902)
Accounts payable and accrued liabilities	345,398	-	-	345,398
Due to related parties	42,308	-	-	42,308
	$343,804	$-	$-	$343,804

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

	(c)	Market risk

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

5.	PROPERTY AND EQUIPMENT

	2010			2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
					(Note 3)
Computer equipment	$23,644	$8,192	$15,452	$13,841	$2,814	$11,027
Office equipment	57,744	12,262	45,482	53,373	1,053	52,320
Leasehold improvements	17,061	5,571	11,490	17,061	1,393	15,668
	$98,449	$26,025	$72,424	$84,275	$5,260	$79,015

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total

Balance, January 31, 2008 (Note 3)	$474,198	$-	$-	$474,198

Acquisition costs:
Cash payments	3,120,060	420,967	488,115	4,029,142
Common shares issued	5,153,250	845,227	311,523	6,310,000
Deferred exploration costs:
Incurred during the year:
Field expenses	2,826,295	-	-	2,826,295
Peruvian value added tax	712,001	-	-	712,001
Land maintenance and tenure	377,326	-	-	377,326
Personnel	951,623	-	-	951,623
Public relations	123,269	-	-	123,269
Survey and mapping	863,281	-	-	863,281
Travel	531,167	-	-	531,167
Total expenditures for the year	14,658,272	1,266,194	799,638	16,724,104

Balance, January 31, 2009 (Note 3)	15,132,470	1,266,194	799,638	17,198,302

Acquisition costs:
Cash payments	877,746	19,009	103,170	999,925
Common shares issued	680,874	366,500	898,126	1,945,500
Deferred exploration costs:
Incurred during the year:
Field expenses	1,533,269	-	-	1,533,269
Data acquisition and analysis	789,063	-	-	789,063
Peruvian value added tax	174,122	-	-	174,122
Land maintenance and tenure	10,322	-	-	10,322
Personnel	1,047,582	-	-	1,047,582
Public relations	402,675	-	-	402,675
Survey and mapping	39,480	-	-	39,480
Travel	103,412	-	-	103,412
Total expenditures for the year	5,658,545	385,509	1,001,296	7,045,350

Balance, January 31, 2010	$20,791,015	$1,651,703	$1,800,934	$24,243,652

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

100,000,000 common shares without par value.

	Number	Capital	Contributed
	of Shares	Stock	Surplus
Issued and outstanding
Balance, January 31, 2008 (Note 3)	6,818,187	$8,407,000	$-
Private placements	18,500,000	12,750,000	-
Shares issued for mineral property interests	12,850,000	6,310,000	-
Share issue costs	-	(36,402)	-
Stock-based compensation	-	-	1,918,829

Balance, January 31, 2009 (Note 3)	38,168,187	27,430,598	1,918,829
Private placements	26,732,850	21,469,493	-
Shares issued for mineral property interests	2,650,000	1,945,500	-
Exercise of options	62,500	18,750	-
Exercise of warrants	675,000	438,750	-
Agent’s compensation	100,000	50,000	-
Share issue costs	-	(2,204,748)	1,103,532
Stock-based compensation	-	-	1,680,186
Reallocation from contributed surplus on exercise of options	-	11,669	(11,669)
Balance, January 31, 2010	68,388,537	$49,160,012	$4,690,878

During the year ended January 31, 2010, the Company:

i)

Closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for total gross proceeds of $6,000,000. Each unit is comprised of one common share of the Company and one- half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011. If the volume weighted average closing price of the Company’s common shares on the TSX Venture Exchange exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011. In addition, the Agent received a corporate finance fee of 100,000 units, each unit having the same terms as the placement units above.

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended January 31, 2010, the Company (cont’d...)

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

A summary of the status of the stock option plan as of January 31, 2010 and 2009, and changes during the years ended on those dates is presented below:

	2010		2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
			(Note 3)
Options outstanding, beginning of year	3,600,000	$1.09	-	$ -
Granted	4,150,000	$0.75	3,600,000	$1.09
Exercised	(62,500)	$0.30	-	$ -
Cancelled/Expired	(990,000)	$1.37	-	$ -
Options outstanding, end of year	6,697,500	$0.85	3,600,000	$1.09

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

8.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock options outstanding are as follows:

	2010			2009
			Exercisable			Exercisable
	Exercise	Number of	at Year	Exercise	Number of	at Year
Expiry Date	Price	Options	End	Price	Options	End
					(Note 3)
May 23, 2010 (subsequently expired)	$1.40	1,640,000	1,640,000	$1.40	2,412,500	2,412,500
June 20, 2010	$ -	-	-	$1.40	187,500	93,750
January 7, 2011	$0.30	907,500	907,500	$0.30	1,000,000	973,750
April 9, 2011	$0.60	1,550,000	1,550,000	$ -	-	-
June 10, 2011	$0.60	250,000	250,000	$ -	-	-
August 31, 2011	$0.50	150,000	150,000	$ -	-	-
October 30, 2011	$0.45	700,000	700,000	$ -	-	-
January 29, 2012	$1.09	1,500,000	1,500,000	$ -	-	-
		6,697,500	6,697,500		3,600,000	3,480,000

July 26, 2011 (Agent’s option)	$1.05	947,325	947,325	$ -	-	-
		7,644,825	7,644,825		3,600,000	3,480,000

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

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	2010	2009	2008
Risk-free interest rate	1.30%	2.48%	NA
Expected life of options/warrants	2 years	2 years	NA
Annualized volatility	116.57%	104.83%	NA
Dividend rate	0.00%	0.00%	NA

Warrants

	2010		2009 (Note 3)		2008 (Note 3)
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price
Balance, beginning of the year	-	$-	-	$-	2,000,000	$0.30
Issued during the year	15,090,089	$1.17	-	$-	-	$-
Exercised	(675,000)	$0.65	-	$-	(2,000,000)	$-

Balance, end of year	14,415,089	$1.20	-	$-	-	$-

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

8.	STOCK OPTIONS AND WARRANTS (cont’d…)

At January 31, 2010, warrants outstanding were as follows:

Number	Exercise
of Warrants	Price	Expiry Date
5,375,000	$0.65	March 31, 2011
1,200,000	$0.70	March 31, 2011
5,459,588	$1.65	July 26, 2011
2,380,501	$1.65	July 29, 2011
14,415,089

At January 31, 2009, there were no warrants outstanding.

9.	RELATED PARTY TRANSACTIONS

During the year ended January 31, 2010 (2009 and 2008 - Note 3), the Company entered into the following transactions with related parties:

	a)	Paid or accrued consulting fees of $254,600 (2009 - $151,500; 2008 - $19,598) to companies related to officers and directors, not including stock-based compensation.

	b)	Paid or accrued consulting fees of $88,000 (2009 - $12,000; 2008 - $Nil) to an officer and directors.

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31, 2010, 2009 and 2008:

	2010	2009	2008
		(Note 3)	(Note 3)
Net loss for the year	$(3,605,068)	$(2,646,137)	$(281,832)
Expected income tax recovery	$(1,077,659)	$(818,189)	$(95,429)
Temporary differences	(28,322)	(76,455)	(2,374)
Stock-based compensation	456,833	582,097	-
Change in temporary differences	(168,565)	6,137	299
Reduction in future income taxes resulting from
statutory rate reduction	101,431	45,411	11,765
Unrecognized benefit of non-capital losses	716,282	260,999	85,739
	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2010	2009
		(Note 3)
Non-capital losses	$870,867	$325,454
Mineral properties	(49,478)	(10,230)
Share issue costs	215,703	7,572
Equipment	(655)	(2,651)
	1,036,437	320,145
Valuation allowance	(1,036,437)	(320,145)
	$-	$-

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

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOW

Supplemental cash flow information	2010	2009	2008

Interest received	$39,442	$124,003	$29,670
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interest	$1,945,500	$6,310,000	$-
Shares issued as agent’s commission	$50,000	$-	$-
Accounts payable included in mineral property expenditures	$64,483	$158,973	$215,428

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

12.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties. Geographic information is as follows:

	2010			2009
	Canada	Peru	Total	Canada	Peru	Total
					(Note 3)
Cash (indebtedness)	$15,911,974	$(43,902)	$15,868,072	$870,479	$143,191	$1,013,670
Mineral property interests	-	24,243,652	24,243,652	-	17,198,302	17,198,302
Other assets	99,914	173,185	273,099	110,818	1,199,908	1,310,726
Total assets	$16,011,888	$24,372,935	$40,384,823	$981,297	$18,541,401	$19,522,698

13.	CAPITAL MANAGEMENT

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

14.	SUBSEQUENT EVENTS (cont’d…)

Due within 10 days of TSXV Approval	$ 200,000 (paid)
First Anniversary	50,000 shares
Second Anniversary	200,000 shares
Third Anniversary	750,000 shares

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Differences in accounting principles (cont’d…)

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

	iv)	Reconciliation of total assets, liabilities and shareholders’ equity

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Differences in accounting principles (cont’d…)

	v)	Reconciliation of net loss and comprehensive loss

Statements of operations for the years ended January 31, 2010, 2009 and 2008:

	2010	2009	2008
		(Note 3)	(Note 3)
Reconciliation of net loss

Net loss per Canadian GAAP	$(3,605,068)	$(2,646,137)	$(281,832)
Expenditures on mineral property interests expensed under US GAAP	(4,099,925)	(6,384,962)	(474,198)

Net loss per US GAAP	$(7,704,993)	$(9,031,099)	$(756,030)

Basic and diluted loss per share in accordance with Canadian GAAP	$(0.07)	$(0.11)	$(0.05)

Basic and diluted loss per share in accordance with US GAAP	$(0.15)	$(0.36)	$(0.14)

Weighted average number of common shares outstanding	49,819,536	24,859,595	5,399,532

Statement of comprehensive loss for the years ended January 31, 2010, 2009 and 2008:

	2010	2009	2008
		(Note 3)	(Note 3)

Comprehensive loss in accordance with Canadian GAAP	$(3,605,068)	$(2,646,137)	$(281,832)
Expenditures on mineral property interests expensed under US GAAP	(4,099,925)	(6,384,962)	(474,198)

Comprehensive loss in accordance with US GAAP	$(7,704,993)	$(9,031,099)	$(756,030)

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Differences in accounting principles (cont’d…)

	vi)	Reconciliation of cash flows :

Statements of cash flow for the years ended January 31, 2010, 2009 and 2008:

	2010	2009	2008
		(Note 3)	(Note 3)
Net cash used in operating activities in accordance with Canadian GAAP	$(1,733,520)	$(694,550)	$(297,861)
Adjustments to net loss involving use of cash
Write-off of capitalized mineral property expenditures	(4,035,849)	(6,402,071)	(258,770)
Net cash used in operating activities in accordance with US GAAP	$(5,769,369)	$(7,096,621)	$(556,631)
Net cash used in investing activities in accordance with Canadian GAAP	(4,287,855)	(11,521,213)	(272,852)
Reclassification of capitalized mineral property expenditures	4,035,849	6,402,071	258,770
Net cash used in investing activities in accordance with US GAAP	$(252,006)	$(5,119,142)	$(14,082)

b)	Recent US accounting pronouncements

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

b)	Recent US accounting pronouncements (cont’d…)

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

iv)

In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (the “Codification”) (formerly “Statement of Financial Accounting Standards” No. 168, The “FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles)”, which will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non- authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

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

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2010 AND 2009
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

b)	Recent US accounting pronouncements (cont’d…)

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1(1)	Articles effective August 21, 2006.
4.1(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.
4.2(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.
4.3(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.
4.4(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.
4.5(3)	Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated August 18, 2008.
4.6(3)	First Amendment to the Royalty Option Agreement between Dorato Resources Inc. and Franco- Nevada Corporation dated March 30, 2009.
4.7(3)	Stock Option Plan.
4.8(3)	Demand Loan Agreement between Trevali Resources Corp. and the Company dated July 15, 2009.
8.1(3)	List of Subsidiaries (see Item 4.C – Organizational Structure)
11.1(1)	Code of Ethics.
12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from BDO Dunwoody LLP dated February 25, 2011.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 1, 2008 with the Securities and Exchange Commission.

(3)	Incorporated by reference from our Annual Report on Form 20-F filed on August 24, 2009 .with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/	Keith J. Henderson
By:	Keith J. Henderson,
President & CEO

Date: February 28, 2011