Form 20-F
period 2011-01-31
DORATO RESOURCES INC
filed 2011-07-29
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20–F

___ Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

X Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2011

Or

____ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________to ____________________

[ ] Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 000-33299

DORATO RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#2300 – 1177 West Hastings Street
Vancouver, British Columbia, V6E 2K3
(Address of principal executive offices)

Keith J. Henderson

#2300-1177 West Hastings Street, Vancouver, BC V6E 2K3, Tel: 604-638-5817, Fax: 604-408-7499
(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding at January 31, 2011
Common Shares, no par value	73,307,977

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
By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.[ x ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes: [ ] No: [ x ]

Glossary of Symbols

The following is a glossary of symbols that are used in this annual report to describe our business.

Ag	silver
As	arsenic
Au	gold
Cu	copper
Hg	mercury
Mo	molybdenum
Pb	lead
Sb	antimony
Sn	tin
W	tungsten
Zn	zinc

Glossary of Terms

The following is a glossary of terms that are used in this annual report to describe our business.

Adit	horizontal or nearly horizontal passage driven from the surface for the working or dewatering of a mine

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions

Anomalous	inconsistent with or deviating from what is usual, normal or expected

Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values

Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained

Batholith	a granitic or granodioritic body made up of multiple intrusions of igneous rock

Breccia	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix

Clastic	consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin

Cretaceous	applied to the third and final period of the Mesozoic Era

Epithermal	said of a hydrothermal mineral deposit formed within about 1 km of the Earth's surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins

g/t	grams per tonne

Galena	the natural mineral form of lead sulfide. It is the most important lead ore mineral.

Gangue	the commercially worthless material that surrounds, or is closely mixed with, a wanted mineral in an ore deposit. The separation of mineral from gangue is known as mineral processing

Grade	the concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne or ounces per short ton for precious metals

Hydrothermal

of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes

Intrusive	of or pertaining to intrusion, both the processes and the rock so formed, including granite, granodiorite, and dacite

Limestone	a sedimentary rock consisting chiefly (more than 50% by weight or by areal percentages under the microscope) of calcium carbonate, primarily in the form of the mineral calcite, and with or without magnesium carbonate

Mesozoic	era of geologic time spanning 245 to 66 million years before the present

Metamorphic	pertaining to the process of metamorphism or to its results

Mineralization	minerals of value occurring in rocks

Minerals	a homogeneous naturally occurring chemical substance

Porphyry	a rock composed of prominent crystals

Ppm	parts per million

Pyrite	a mineral composed of iron and sulfur

Quartz	any hard, gold or silver ore, as distinguished from gravel or earth

Sampling	the gathering of specimens of ore or wall rock for appraisal of an orebody

Rhodochrosite	a manganese carbonate mineral with chemical composition MnCO3

Sericite	a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals

Shale	a fine-grained detrital sedimentary rock, formed by the consolidation (esp. by compression) of clay, silt, or mud

Skarn	metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation

Sphalerite	zinc sulphide mineral; the most common ore mineral of zinc

Sulphide	group of minerals consisting of metals combined with sulfur; common metallic ores

Vein	a tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure

Volcanics	a general collective term for extrusive igneous and pyroclastic material and rocks

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

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) -CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The United States Securities and Exchange Commission has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

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

3.A         Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2011 and 2010 and for the years ended January 31, 2011, 2010 and 2009, together with the notes thereto, which appear elsewhere in this annual report. Our consolidated financial statements as of and for the year ended January 31, 2011, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

The financial data set forth in this Annual Report is expressed in Canadian dollars (“Cdn$” or “CAD”) unless otherwise noted as reported in US dollars (“US$” or “USD”). During our 2010 fiscal year, the Company changed its reporting currency from the United States dollar to the Canadian dollar. The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006. The 2009 and 2008 fiscal years have been restated accordingly as they have been presented for comparative purposes in this Annual Report. The Company has omitted the presentation of selected financial data for its 2007 fiscal year because such financial data cannot be restated in Canadian dollars without unreasonable effort or expense. The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Reference is made to Note 15 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See “Item 17 Financial Statements”.

	Fiscal Years Ended January 31
	2011 Cdn $	2010 Cdn $	2009 Cdn $	2008 Cdn $
Revenue	Nil	Nil	Nil	Nil
Loss from operations	(4,261,800)	(3,373,452)	(3,113,302)	(327,228)
Loss from continuing operations	(3,996,832)	(3,605,068)	(2,646,137)	(281,832)
Net Loss	(3,996,832)	(3,605,068)	(2,646,137)	(281,832)
Net Loss from operations per share	(0.06)	(0.07)	(0.12)	(0.06)
Loss from continuing operations per share	(0.06)	(0.07)	(0.11)	(0.05)
Diluted net loss per share	(0.06)	(0.07)	(0.11)	(0.05)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 69,372,422 for the year ended January 31, 2011; 49,819,536 for the year ended January 31, 2010; 24,859,595 for the year ended January 31, 2009; and 5,399,532 for the fiscal year ended January 31, 2008.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company has sufficient working capital to meet current cash requirements for the next eighteen months.

Balance Sheet Data:

	Fiscal Years Ended January 31
	2011 Cdn $	2010 Cdn $	2009 Cdn $	2008 Cdn $
Total Assets	41,868,757	40,384,823	19,522,698	6,395,149
Total Liabilities	542,783	387,706	421,976	241,269
Share capital	53,339,099	49,160,012	27,430,598	13,756,448
Shareholders’ Equity (Deficit)	41,325,974	39,997,117	19,100,722	6,153,880

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP, as noted below:

	Fiscal Years Ended January 31
	2011 Cdn $	2010 Cdn $	2009 Cdn $	2008 Cdn $
Consolidated Balance Sheets
Total assets per Canadian GAAP	41,868,757	40,384,823	19,522,698	6,395,149
Expenditures on mineral property interests expensed under U.S. GAAP	(20,700,349)	(10,959,085)	(6,859,160)	(474,198)
Total assets per U.S. GAAP	21,168,408	29,425,738	12,663,538	5,920,951
Total liabilities per Canadian GAAP and U.S. GAAP	542,783	387,706	421,976	241,269
Total shareholders’ equity under Canadian GAAP	41,325,974	39,997,117	19,100,722	6,153,880
Expenditures on mineral property interests expensed under U.S. GAAP	(20,700,349)	(10,959,085)	(6,859,160)	(474,198)
Total shareholders’ equity per U.S. GAAP	20,625,625	29,038,032	12,241,562	5,679,682
Total liabilities and shareholders’ equity per U.S. GAAP	21,168,408	29,425,738	12,663,538	5,920,951

		Fiscal Years Ended January 31
	2011 Cdn $	2010 Cdn $	2009 Cdn $	2008 Cdn $
Consolidated Statement of Operations
Net Loss per Canadian GAAP	(3,996,832)	(3,605,068)	(2,646,137)	(281,832)
Expenditures on mineral property interests expensed under U.S. GAAP	(9,741,264)	(4,099,925)	(6,384,962)	(474,198)
Net loss per U.S. GAAP	(13,738,096)	(7,704,993)	(9,031,099)	(756,030)
Net loss per share per U.S. GAAP	(0.20)	(0.15)	(0.36)	(0.14)

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. The audited financial statements are prepared in accordance with Canadian GAAP.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada. On July 25, 2011, the exchange rate was USD 1.00 per CAD 0.95. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
July 2011	0.9668	0.9451
June, 2011	0.9861	0.9643
May, 2011	0.9809	0.9490
April, 2011	0.9691	0.9486
March, 2011	0.9918	0.9686
February, 2011	0.9955	0.9739

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2011	2010	2009	2008	2007
Average Rate during Year (1)	1.0260	1.1272	1.0849	1.0603	1.1358
Year End	1.0022	1.0693	1.2265	1.0038	1.1770
High	1.0778	1.2991	1.2935	1.1855	1.1827
Low	0.9862	1.0234	0.9765	0.9215	1.0983

(1)	The average exchange rate is based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

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

The report of our independent auditors on our financial statements for the year ended January 31, 2011 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

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

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations. Although the Company has raised additional private placement financing in prior fiscal years, these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company. The Company cannot guarantee that it will obtain necessary financing. The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control. The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company has raised additional private placement financing in prior fiscal years, but may not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs. In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Currency fluctuation may affect the Company’s operations and financial stability.

While engaged in the business of exploiting mineral properties, the Company’s operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely affect the Company’s financial positions and results. Such fluctuations are outside the control of the Company and may be largely unpredictable. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

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

U.S. investors in our Common Shares should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2011, and may be a PFIC in the current and future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share. The market price of the Common Shares over the year ended January 31, 2011 and through July 25, 2011 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

ITEM 4.	INFORMATION ON THE COMPANY

4. A	History and Development of the Company

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

The Company’s head office is located at #2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, the phone number is (604) 638-5817 and the fax number is (604) 408-7499. The Company’s registered and records office and address for service is #2600 - 595 Burrard Street, Vancouver, British Columbia, Canada.

4. B	Business Overview

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

We have fulfilled the commercial terms of the option to earn 100% interest in the Vicmarama Property in consideration for 750,000 common shares. 250,000 shares were issued on TSX.V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009. We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government. The claims are included in the Central Zone, North Zone and South Zone.

2.	Maravilla Property

We have fulfilled the commercial terms of the option to earn 100% interest in the Maravilla Property in consideration for 1,500,000 common shares. This agreement was subsequently amended to 1,250,000 shares, which have been issued. We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government. The claims are included in the Central Zone, North Zone and South Zone.

3.	Lahaina 1 Property

We have fulfilled the commercial terms of the option to earn a 100% interest in the Lahaina 1 Property in consideration for 3,400,000 common shares. We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government. The claims are included in the Central Zone and North Zone.

4.	Lahaina 2 Property

We have fulfilled the commercial terms of the option to earn 100% interest in the Lahaina 2 Property in consideration for 1,500,000 common shares, of which 250,000 shares were issued upon TSX.V approval and an additional 500,000 shares were issued on April 16, 2009. The remaining 750,000 shares were issued on November 17, 2009. We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government. The claims are included in the North Zone and South Zone.

5.	Afrodita Properties

Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato Resources Inc., also entered into an agreement with all of the shareholders of Compania Minera Afrodita S.A.C. (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims. Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US$8,000,000 payable over 36 months. 3,000,000 shares were issued and US$2,000,000 was paid upon TSX.V approval. These concessions are all within the Central Zone.

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

On June 5, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in the David Property. In order to earn a 100% interest we agreed to pay US$66,031 plus an additional consideration of US$5,000 on exercise of the option/assignment, which must occur upon the Peruvian Government’s issuance of the Supreme Decree to the Company. The exercise of the option will be triggered by the Peruvian Government’s issuance of the Supreme Decree to the Company. These claims are included in the South Zone.

7.	Marita Property

On June 11, 2010 the Company reported that it had signed an option agreement to acquire an additional land package (the “Marita Property”) in the Cordillera del Condor District of northwest Peru. Under the terms of the option agreement, the Company will earn a 100% interest in the Marita Property. In order to earn a 100% interest the Company must pay US$200,000 (paid) within 10 days of TSX.V approval (received on June 15, 2010), issue 50,000 common shares (issued) on the first anniversary, 200,000 common shares on the second anniversary and 750,000 common shares on the third anniversary. The option will only be exercised following issuance of a Supreme Decree from the Peruvian Government. In accordance with TSX.V Policies, this option agreement qualified as an Expedited Transaction and received approval on June 15, 2010. These claims are included in the Central Zone.

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

	Cash Payments	Common Shares
July 13, 2010	US$30,000 (paid)
August 13, 2010		200,000 (issued)
On or before October 13, 2010	US$40,000 (paid)
On or before November 13, 2010		200,000 (issued)
On or before April 13, 2011	US$40,000 (paid)	200,000 (issued)
On or before July 13, 2011	US$40,000 (paid)
On or before September 13, 2011		200,000 (issued)
On or before January 13, 2012		250,000
Total:	US$150,000	1,050,000

The claims are included in the North Zone.

A summary of the cash payments and common share deliveries required under all of the option agreements, together with those issuances or payments not yet made, as of July 25, 2011, is set forth below:

Project	Common Shares Required to be Issued	Common Shares Yet to be Issued	Cash Payments required to be made US$	Cash Payments yet to be made US$
Vicmarama Property	750,000	-	250,000	-
Maravilla Property	1,250,000	-	300,000	-
Lahaina 1 Property	3,400,000	-	270,000	-
Lahaina 2 Property	1,500,000	-	400,000	-
Afrodita Properties	8,600,000	-	3,000,000	-
David Property	-	-	71,031	5,000
Marita Property	1,000,000	950,000	200,000	-
Cangaza Property	1,050,000	250,000	150,000	-
Total:	17,550,000	1,200,000	4,641,031	5,000

Private Placements

The Company did not complete any financings during the year ended January 31, 2011.

Royalty Agreement with Franco-Nevada

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). Pursuant to this agreement, Dorato granted Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land package covering approximately 417 square kilometres (the "Option"). The material terms of the Option are as follows:

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

Current State of Operations

Cordilla del Condor is a ‘grassroots’ exploration project, meaning that there are no existing mine operations in the project area. Early stage exploration begins with review of satellite imagery and existing regional geology maps, followed by airborne geophysical surveys. Geophysical surveys are rapid assessment tools that help generate targets for further exploration. At Cordillera del Condor a helicopter is flown on lines spaced 400 meters apart. The instruments on the helicopter measure the physical properties of the rocks on the ground, including magnetic, electromagnetics and radiometrics. Once that data has been reviewed, targets are defined for additional work on the ground. This includes geological mapping and surface geochemical sampling of stream sediments, soils and rocks. This sampling helps define areas for more detailed sampling and mapping. Ultimately, drill targets are defined based on an assessment of all data collected.

Advanced exploration is focused on initial drill-testing of these targets. This phase may involve anything from 5 to 50 drillholes depending on the type of mineral deposit encountered and the level of information required to make a decision to move forward. The ultimate aim is to discover a mineral deposit worthy of additional investigation.

Following advanced exploration, a project will move to resource definition if warranted. Drilling continues to define the deposit and ultimately an independent third party will calculate an initial resource. A project may go through several phases of drilling and resource estimation before a decision is made to move to more advanced studies.

Ultimately, a project would move through three phases of advanced studies called Preliminary Economic Assessment (also called a scoping study), Prefeasibility Study and a Feasibility Study. These studies may take several years. Ultimately on receipt of a positive feasibility study, a company is in a position to make a production decision – this is the final decision to build a mine and begin development work.

4. C	Organizational Structure

The Company has one wholly owned subsidiary, Dorato Peru S.A.C., which was incorporated in Peru on April 25, 2007.

4. D	Property, Plants and Equipment

National Instrument 43-101 Compliance

Except as otherwise indicated, Keith J. Henderson, P.Geo., the Company’s President & Chief Executive Officer and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F. Further information about the Company’s mineral properties can be found in the technical reports entitled “Report (Revised) on the Cordillera del

Condor Property Departamento de Amazonas Peru” dated January 28, 2008, prepared by G. D. Belik, P. Geo. A copy of this report is available on SEDAR at www.sedar.com.

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

Title information is outlined in the following table.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
LAHAINA 1	010257406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	803.34
LAHAINA 2	010257506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 3	010257606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 4	010257706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	689.24
LAHAINA 5	010257806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 6	010257906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	975.93
LAHAINA 7	010258006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 8	010258106	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 9	010258206	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 10	010258306	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
LAHAINA 11	010258406	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	900.00
LAHAINA 12	010258506	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 13	010258606	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	882.51
LAHAINA 14	010258706	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 15	010258806	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 16	010258906	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	1,000.00
LAHAINA 17	010259006	CARLOS ARMANDO BALLON BARRAZA	2006-06-12	800.00
LAHAINA 18	010459106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	907.78
LAHAINA 19	010459206	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	922.46
LAHAINA 20	010459306	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 21	010459406	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	200.00
LAHAINA 22	010459506	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	956.68
LAHAINA 23	010459606	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	800.00
LAHAINA 24	010459706	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	947.89
LAHAINA 25	010459806	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	973.43
LAHAINA 26	010459906	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 27	010460106	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	1,000.00
LAHAINA 28[1]	010460006	CARLOS ARMANDO BALLON BARRAZA	2006-10-27	951.44
MARAVILLA 2	010081007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 3	010081107	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 4	010081207	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 6	010081407	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 7	010081507	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	800.00
MARAVILLA 8	010081607	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 9	010081707	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	700.00
MARAVILLA 10	010082007	CARLOS ARMANDO BALLON BARRAZA	2007-01-12	1,000.00
MARAVILLA 12	010088007	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	932.08
MARAVILLA 13	010088107	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 14	010088207	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	873.48
MARAVILLA 15	010088307	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	907.60
MARAVILLA 16	010088407	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	94.85
MARAVILLA 17	010088507	CARLOS ARMANDO BALLON BARRAZA	2007-01-17	1,000.00
MARAVILLA 18[2]	010406207	CARLOS ARMANDO BALLON BARRAZA	2007-08-01	1,000.00
APU	010211695	COMPAÑIA MINERA AFRODITA S.A.C.	1995-01-02	8.75
CAMPANA 1	010056393	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
CAMPANA 2	010056293	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	900.00
COMAINA 1	010056193	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
COMAINA 2	010056493	COMPAÑIA MINERA AFRODITA S.A.C.	1993-02-15	1,000.00
COMAINA 3	010064993	COMPAÑIA MINERA AFRODITA S.A.C.	1993-03-30	1,000.00
HITO	010064793	COMPAÑIA MINERA AFRODITA S.A.C.[3]	1993-03-30	100.00
VICMARAMA 1	010456306	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	400.00
VICMARAMA 2	010455906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	815.02
VICMARAMA 3	010455406	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 4	010455206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	800.00
VICMARAMA 5	010455706	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	792.41
VICMARAMA 6	010455506	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
PAMINA	010173707	CARLOS ARMANDO BALLÓN BARRAZA	2007-03-08	1,000.00
VICMARAMA 8	010456106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 9	010455806	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 10	010454906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	900.00
VICMARAMA 13	010455106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	808.88
VICMARAMA 14	010456006	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	674.68

___________________
1 All the Lahaina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11th 2007.
2 All the Maravilla Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11th 2007.
3 All the Compañía Minera Afrodita S.A.C. shares were part of an Option Transfer Agreement entered with Dorato Perú S.A.C. on October, 18th 2007.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
VICMARAMA 15	010456206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 16	010455606	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	967.02
VICMARAMA 17[4]	010460206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
MARAVILLA 19	010023208	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	1,000.00
MARAVILLA 20	010023308	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	500.00
MARAVILLA 21	010023408	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	700.00
MARAVILLA 22	010023508	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	219.74
DAVID B1	010326408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B2	010326508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B3	010326608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B4	010326708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B5	010326908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B6	010326808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	534.11
DAVID B7	010327008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B8	010327108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B9	010327208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B10	010327308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B11	010327408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B12	010327508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B13	010327608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B14	010327708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B15	010327808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	556.46
DAVID B16	010327908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	800.00
DAVID B17	010328008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B18	010328108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B19	010328208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B20	010328308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B21[5]	010328408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	700.00
EESM 9	010645407	MICHELLE BERENDSON BERNINZON	2007-12-11	997.48
EESM 10	010645507	MICHELLE BERENDSON BERNINZON	2007-12-11	873.94
EESM 11	010645607	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 12	010645707	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 13	010645807	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 14	010645907	MICHELLE BERENDSON BERNINZON	2007-12-11	926.45
EEMS 15	010646007	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 16	010646107	MICHELLE BERENDSON BERNINZON	2007-12-11	959.70
EESM 17	010646207	MICHELLE BERENDSON BERNINZON	2007-12-11	768.97
EESM 18	010646307	MICHELLE BERENDSON BERNINZON	2007-12-11	822.52
EESM 21	010000508	MICHELLE BERENDSON BERNINZON	2008-01-02	254.50
EESM 29	010330608	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 30	010330708	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 31	010330808	MICHELLE BERENDSON BERNINZON	2008-06-03	700.00
EESM 37	010364308	MICHELLE BERENDSON BERNINZON	2008-06-24	1,000.00
EESM 38[6]	010364208	MICHELLE BERENDSON BERNINZON	2008-06-24	600.00
Alto Cangaza 10	010655408	COMPAÑÍA MINERA CANGAZA S.A.C.	2008-11-19	1,000.00
Alto Cangaza 11	010655208	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 12	010655308	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	900.00
Alto Cangaza 13	010655508	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	600.00
Alto Cangaza 14	010655708	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 15	010655608	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Cangaza 1	010656008	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Cangaza 2	010656108	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00

_________________________________
4 The Vicmarama and Pamina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11th 2007.
5 Maravilla 19, 20, 21, 22 and David Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on June 5, 2009.
6 The EESM Mining Rights were part of a Mineral Option Transfer Agreement entered into by Michelle Berendson and Dorato Resources Inc. on June, 9th 2010.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
Rio Ayambis 1	010656208	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 2	010656308	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 3	010656408	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 4	010656508	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	800.00
Rio Ayambis 5	010656608	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	327.004
Rio Ayambis 6A	010006909	COMPAÑÍA MINERA CANGAZA S.A.C	2009-01-13	900.00
Rio Naraime 1	010655908	COMPAÑÍA MINERA CANGAZA S.A.C7	2008-11-19	400.00
DANI[8]	010194409	ELSA LORENA ZUAZO VILLARROEL	2009-08-03	1,000.00
TOTAL				104,626.344

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

The regional geological setting of Ecuador and northern Peru is shown in the figure below. This area is comprised of three main physiographic regions: Costa on the west, the Sierra (central Andes) and Oriente on the east. The Costa occurs west of the Andes along the coastal plains and is underlain by young, locally derived sediments with inliers of older accreted volcanic terrain. The Sierra includes two parallel mountain ranges; Cordillera Occidental on the west, which is mostly underlain by Cretaceous marine volcanic rocks and sediments cut by young intrusions and Cordillera Real on the east, underlain by deformed metamorphic rocks. The Cordillera Occidental and Cordillera Real are separated by a high plateau region underlain by Tertiary to Recent volcanic rocks.

______________________________
7 All the Compañía Minera Cangaza S.A.C. shares were part of an Option Transfer Agreement entered with Dorato Perú S.A.C. on December, 28th 2009.
8 Dani was part of an Option Transfer Agreement entered into by Lorena Zuazo and Dorato Perú S.A.C. on December, 16th 2009.

Rocks within the concession areas are grouped into the four regional tectonostratigraphic units. These are metamorphosed Paleozoic sedimentary rocks, Triassic to Jurassic continental to marine sedimentary rocks of the early Mesozoic rift sequence, and Jurassic plutonic (Zamora batholith) and volcanic (Misahualli volcanics) rocks, and Cretaceous sedimentary sequences. Reconnaissance traverses along streams and tributaries supports this generalized map and details are being added as work progresses. In the Taricori area, most of the mineralized area is underlain by altered equigranular to porphyritic rock. It is not clear from current work whether these rocks are part of a thick volcanic sequence (Misahualli volcanics) or various phases of the Zamora Batholith or both. Also present are an E-W swath of quartzite, shale and related sedimentary rocks. To the south of this swath lies quartz-eye rhyolite. Gabbroic to rhyolitic dikes cut all observed rock types. The structural features of the Taricori area are complex. East-west faults with WNW and ENE splays and relays are mineralized and display prominent gouge zones as well as tabular pods of spectacular breccias. These faults appear to truncate most other features and are therefore considered the youngest or at least have undergone the most recent reactivation. The E-W envelope of faults and mineralization continues to the west where vein mineralization at Dynasty Metal and Mineral’s Jerusalem deposit is currently under evaluation.

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

Taricori Gold Zone

The Taricori Gold Zone drill program has been completed and no further work is planned by the company. The project was advanced through early-stage exploration to advanced exploration (initial drill-testing). The drill program discovered high-grade, narrow vein-hosted gold mineralization. However, the discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued. The company is seeking a joint venture agreement with a junior or mid-tier mining company, for whom the deposit could potentially be of considerable interest.

Historically, informal miners from Ecuador excavated 2.6 kilometres of underground development (tunnels) to mine narrow, bonanza-grade gold by hand. Mineralized vein channel samples within the Taricori Gold Zone, taken from historic mine tunnels where the veins were being exploited, have returned grades of up to 219.32g/t gold and 1,669 g/t silver. Results from 210 vein rock channel samples, returned a mean grade of 11.54 g/t gold and 130.46 g/t silver. The gold enriched wall-rock channel samples highlight the potential for a bulk-tonnage target in addition to the high-grade, vein-hosted mineralization. Wall-rock samples from underground have returned grades up to 6.95 g/t gold and 193 g/t silver. Results from 256 wall-rock channel samples returned a mean grade of 1.36 g/t gold. These results presented include results received from sampling in 2009. With mapping completed, a comprehensive 3D geological model was constructed, leading to initial drill targeting on the deposit.

Drilling successfully discovered mineralization at depth in the dominant east-west structure, as well as encountering mineralized vein and stockwork zones in the hanging wall and footwall of this structure. A total of 42 drillholes were completed for approximately 8466 metres of diamond drilling.

Mineralization at Taricori consists of gold-bearing base metal veins hosted predominantly by Middle Jurassic granodiorite (U-Pb dated at 164.7±2.2Ma) and Late Jurassic hypabyssal dacite intrusions and related breccia (157.7±1.4Ma) . Minor but important gold mineralization occurs in siliciclastic sedimentary rocks and felsic volcaniclastic rocks.

Gold at Taricori is present in isolated veins and in veinlets that locally form vein-swarms in excess of 10 meters in thickness. Taricori veins pinch and swell locally and are interpreted to infill brittle fractures which pre- and post-date gold mineralization. Taricori veins are composed of pyrite, sphalerite and galena. Locally they contain significant amounts of carbonate gangue (calcite and rhodochrosite) with weakly developed cockade banding and crystal growth indicative of open space filling. Quartz is typically absent in gold bearing veins and is considered a minor gangue mineral. Alteration associated with gold bearing veins consists of proximal pyrite + sericite +/- illite and is gradational with distal chlorite +/- illite alteration over a few metres.

Surface and underground geological mapping has identified three mineralized vein orientations. A series of northeast-striking, moderately to steeply southeast-dipping veins are concentrated in granodiorite of the Zamora Batholith and have a periodicity of ~125-150 meters. A second set of northwest-striking, steeply northwest-dipping veins are present and cross-cut the dacite - granodiorite contact. The third set of veins dips moderately to steeply towards the south and are spatially associated with the granodiorite- dacite contact.

The best gold mineralization occurs at the intersection of east and northeast striking quartz veins and vein-swarms. Assay data indicate that Taricori gold veins are locally high grade (e.g. 1456.89 g/t gold, 1202 g/t silver, 13.05 ppm lead, and 6.98 ppm zinc). High grade veins are recognizable by their association with base metals and rhodochrosite.

Map of Taricori Drilling – Main Zone

Cross Section of Taricori System

SUMMARY OF SIGNIFICANT TARICORI DRILL RESULTS – WESTERN MAIN ZONE

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
TAR 001	Intersection 1	78	110.2	32.2m	1.03 g/t	4.3 g/t
	including	89	96	7.0m	1.94 g/t	3.6 g/t
	and	103.52	106.8	3.28m	2.29 g/t	2.8 g/t
TAR 002	Intersection 1	28.7	36.7	8.0m	0.70 g/t	3.0 g/t
	Intersection 2	316	328	12.0m	4.58 g/t	2.1 g/t
	including	316	320	4.0m	12.81 g/t	3.7 g/t
TAR 003	Intersection 1	35	49	14.0m	0.93 g/t	6.6 g/t
	including	35	39	4.0m	2.22 g/t	11.5 g/t
	Intersection 2	81	94	13.0m	1.36 g/t	9.2 g/t
	including	90	92.2	2.2m	3.48 g/t	35.3 g/t
TAR 004	Intersection 1	38	52	14.0m	0.92 g/t	1.7 g/t
	Intersection 2	79.3	83.3	4.0m	1.61 g/t	9.8 g/t
	Intersection 3	148.45	150	1.55m	1.81 g/t	14.7 g/t
TAR 005	Intersection 1	39	45	6m	0.59 g/t	8.2 g/t
	Intersection 2	152.4	156.45	4.05m	0.78 g/t	13.9 g/t
TAR 006	Intersection 1	24	62.1	38.1m	0.51 g/t	4.7 g/t
	Intersection 2	69.95	75	5.05m	0.73 g/t	3.0 g/t
	Intersection 3	126.77	154	27.23	0.75 g/t	10.4 g/t
TAR 007	Intersection 1	42.8	44.25	1.45m	4.59 g/t	37.9 g/t
	Intersection 2	45.2	61.58	16.38m	1.89 g/t	57.9 g/t
	including	45.2	48	2.8m	3.49 g/t	126.3 g/t
	and	50.25	54.6	4.35m	3.12 g/t	88.8 g/t
TAR 008	Intersection 1	65	67.75	2.75m	2.78 g/t	47.9 g/t
	Intersection 2	87.68	96.37	8.69m	3.29 g/t	61.0 g/t
	and	93.97	96.37	2.40m	8.42 g/t	187.7 g/t
TAR 009	Intersection 1	4.8	8.5	3.7m	1.45 g/t	3.7 g/t
	Intersection 2	43.5	49.5	6.0m	1.46 g/t	6.9 g/t
TAR 011	Intersection 1	0	3	3.0m	4.95 g/t	5.3 g/t
	Intersection 2	23.56	24.8	2.54m	4.14 g/t	18.4 g/t
	Intersection 3	32.86	33.65	0.79m	8.34 g/t	35.6 g/t
TAR 012	Intersection 1	16	34	18.0m	41.58 g/t	46.9 g/t
	including	20	34	14.0m	53.37 g/t 602.98	59.6 g/t
	and	22	23.22	1.22m	g/t	574.94 g/t
	Intersection 2	49.3	72	22.70m	2.96 g/t	16.2 g/t
	including	64.96	72	7.04m	7.4 g/t	22.7 g/t
	and	64.96	65.91	0.95m	32.39 g/t	88.7 g/t
TAR 013	Intersection 1	13.45m	52.36	38.93m	7.05 g/t	48.4 g/t
	including	27.37m	50.14	24.14m	11.10 g/t	67.6 g/t
	including	32.74m	40.11	7.37m	33.48 g/t	151.9 g/t
TAR 014	Intersection 1	13.10	16.15	3.05m	4.37 g/t	17.55 g/t
	Intersection 2	19.71	24.19	4.48m	1.02 g/t	13.50 g/t
	Intersection 3	34.68	37.21	2.53m	2.60 g/t	22.34 g/t
TAR 015	Intersection 1	12.86	23.10	10.24m	4.63 g/t	12.93 g/t
	Intersection 2	28.62	30.65	2.03m	1.14 g/t	16.85 g/t
	Intersection 3	32.50	36.47	1.97m	1.13 g/t	11.40 g/t
	Intersection 4	77.12	78.85	1.73m	1.47 g/t	33.18 g/t

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
	Intersection 5	123.15	125.00	1.85m	1.81 g/t	20.73 g/t
	Intersection 6	151.10	153.00	1.90m	2.01 g/t	14.58 g/t
TAR 016	Intersection 1	19.50	28.27	8.77m	1.19 g/t	23.27 g/t
	Intersection 2	33.00	37.84	4.84m	0.72 g/t	20.53 g/t
	Intersection 3	47.50	49.17	1.67m	0.90 g/t	9.52 g/t
	Intersection 4	92.67	99.00	6.33m	22.67 g/t	65.71 g/t
TAR 017	Intersection 1	12.86	28.15	15.29m	2.51 g/t	22.37 g/t
	including	21.00	28.15	7.15m	4.70 g/t	20.75 g/t
	Intersection 2	38.58	39.85	1.27m	3.28 g/t	24.80 g/t
	Intersection 3	47.00	51.49	3.49m	1.19 g/t	15.20 g/t
TAR 018	Intersection 1	11.10	13.41	2.31m	1.10 g/t	25.51 g/t
	Intersection 2	34.50	41.62	7.12m	2.90 g/t	33.46 g/t
	including	37.50	40.82	3.32m	5.68 g/t	54.68 g/t
	and	39.46	40.82	1.36m	12.67 g/t	74.06 g/t
	Intersection 3	93.20	96.40	3.20m	3.01 g/t	51.04 g/t
TAR 019	Intersection 1	30.52	41.37	10.85m	0.50 g/t	13.54 g/t
	Intersection 2	61.00	63.00	2.00m	0.88 g/t	10.08 g/t
	Intersection 3	76.60	78.27	1.67m	7.82 g/t	131.41 g/t
TAR 020	Intersection 1	100.95	109.88	8.93m	10.84 g/t	49.21 g/t
	including	101.47	106.80	5.33m	17.33 g/t	66.39 g/t
	and	101.79	106.10	4.31m	21.06 g/t	70.93 g/t
TAR 021	Intersection 1	43.62	46.70	3.08m	4.79 g/t	23.3 g/t
	Intersection 2	72.00	87.90	15.90m	1.21 g/t	47.2 g/t
	including	74.64	75.58	0.94m	3.82 g/t	460.2 g/t
	and	85.62	87.90	2.28m	4.45 g/t	44.9 g/t
	Intersection 3	179.17	181.38	2.21m	5.88 g/t	43.1 g/t
	including	180.58	181.38	0.80m	16.1 g/t	112.6 g/t
TAR 022	Intersection 1	130.80	131.60	0.80m	2.53 g/t	69.6 g/t
	Intersection 2	158.35	163.00	4.65m	1.15 g/t	13.8 g/t
	including	158.35	159.40	1.05m	3.16 g/t	19.4 g/t
TAR 023	Intersection 1	80.90	83.70	2.80m	2.40 g/t	150.3 g/t
TAR 024	No Significant Mineralization
TAR 025	Intersection 1	122.74	122.9	0.16m	0.70 g/t	6.4 g/t
	Intersection 2	127.00	129.00	2.00m	0.76 g/t	1.8 g/t

*using a cut-off of 0.25 g/t gold and allowing up to 4m of dilution

SUMMARY OF SIGNIFICANT TARICORI DRILL RESULTS – EASTERN MAIN ZONE

Hole	From	To	Interval	Au g/t*	Ag g/t	Zn %
TAR-026	92.38	93	0.62	1.79	14.90	0.89
	136.05	136.5	0.45	1.07	22.30	2.51
	150	150.26	0.26	2.77	45.40	1.92
	150.6	151.7	1.1	1.21	7.00	0.25
TAR-027	56	56.13	0.13	1.23	18.60	3.22
	153.95	154.3	0.35	1.19	18.90	1.38
	220.15	220.85	0.7	0.84	47.20	0.31
TAR-028	57.64	57.86	0.22	1.04	17.80	0.67
TAR-029	106.15	107	0.85	1.84	14.31	1.27
TAR-030	111.25	111.6	0.35	1.13	92.00	2.05

Hole	From	To	Interval	Au g/t*	Ag g/t	Zn %
	141.79	143.04	1.25	0.84	30.11	2.19
	179.5	180	0.5	10.49	82.00	6.48
TAR-031	7.45	9.65	2.2	0.65	16.20	0.06
	16.86	18.27	1.41	1.69	43.60	0.07
	52.23	52.92	0.69	2.94	7.12	0.24
	175	177	2	1.73	1.90	0.07
	196.55	198.88	2.33	8.38	51.33	5.99
TAR-032	8.45	9	0.55	5.71	703.00	0.02
	27	28.34	1.34	0.67	4.70	0.01
	30.5	30.63	0.13	15.06	53.00	2.35
	102	104	2	0.54	1.10	0.04
TAR-032	133.23	133.57	0.34	1.68	59.20	1.91
	134.33	138.37	4.04	26.11	114.20	5.81
INCL.	135.08	138.37	3.29	31.19	4.25	0.05
	146.1	146.4	0.3	0.61	10.00	1.19
TAR-033	7.75	8.22	0.47	0.57	6.90	0.03
TAR-034	22.88	25.5	2.62	1.51	37.79	0.17
TAR-035	66.49	66.74	0.25	0.92	58.40	3.40
	87.46	89	1.54	0.88	60.34	0.26
	96.86	97.84	0.98	1.75	15.29	0.34
	142.93	142.93	142.93	142.93	142.93	142.93
	144.07	144.07	144.07	144.07	144.07	144.07
	227	227.85	0.85	1.05	59.00	2.79
TAR-036	78.95	78.95	78.95	78.95	78.95	78.95
	267.3	268.6	1.3	0.821	5.5	0.3549
	270.2	270.6	0.4	0.938	23.5	1.75

*cut-off to >0.5 g/t with no internal dilution included.

Lucero Skarn and Porphyry

The Lucero discovery, located in the Taricori Block, was defined initially by coincident magnetic and electromagnetic geophysical anomalies and anomalous silt geochemistry. Follow-up rock sampling and trenching (48.9 metres grading 3.97 g/t gold and 0.25% copper) defined a mineralized zone 1,000 by 750 metres in size. Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners. On completion of early-stage exploration, Minera Afrodita moved to advanced exploration, completing 25 drill holes totalling 5,975 metres. Like at Taricori, the discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued. The company is seeking a joint venture agreement with a junior or mid-tier mining company, for whom the discovery could potentially be of considerable interest.

Lucero has three types of mineralization, all of which are interpreted to be porphyry-related:

Skarn Mineralization - Semi-massive and massive pyrite, pyrrhotite, chalcopyrite and magnetite, has formed within interbedded limestone-arenite and is the uppermost, near-surface layer at Lucero. Skarn mineralization covers 900 x 400 metres, with better grades focused within a 500 x 200 metre area. Best mineralization intersected to date is 60 metres grading 0.88 g/t gold and 0.53% copper, and 10.3 metres grading 1.38 g/t gold and 0.58% copper (NR11-01). Highlights are given in Table 1:

Table 1 - Significant Intersections – Lucero Au-Cu Skarn

	From	To	Width	Au ppm	Cu %	Ag ppm
LUC-06 250/-50	17.00	48.50	31.5	0.62	0.32	5.77
including	17.00	19.30	2.30	0.82	0.2144	1.96
and	19.30	22.71	3.41	0.34	0.1010	0.75
and	22.71	33.00	10.29	1.38	0.5854	3.65
and	33.00	48.50	15.50	0.15	0.2167	8.86
LUC-08
285/-50	0.00	60.00	60.00	0.81	0.5320	6.49
including	20.65	39.45	18.80	1.62	0.6197	1.88
and	31.00	35.19	4.19	2.34	0.3868	0.92
and	38.30	39.45	1.15	5.52	4.6071	14.13
and	39.45	60.00	20.55	0.56	0.8400	11.44
and	77.60	97.96	20.36	0.27	0.1206	1.84
LUC-09
285/-75	14.74	16.50	1.76	2.72	0.1323	22.90
	18.30	38.46	20.16	0.78	0.2938	1.96
including	28.50	32.45	3.95	2.11	0.7260	4.17
and	35.27	35.62	0.35	6.82	0.7960	2.40
	77.19	84.00	6.81	0.36	0.2137	3.96
LUC-11
015/-50	34.77	57.78	23.01	0.672	0.1841	6.1
including	34.77	46.5	11.73	0.703	0.2253	2.36
and	52.8	57.78	4.98	1.325	0.2787	22.1
	76.25	89.10	12.85	0.535	0.2019	1.0
LUC-12
100/-85	51.92	55.40	3.48	2.13	0.001	2.44
	154.4	172.6	20.2	0.451	0.2682	2.5
	193.5	207.8	14.3	0.489	0.0699	0.8
LUC-13
105/-50	63.18	120.15	56.97	0.309	0.2020	6.0
and	169.65	183.21	13.56	0.230	0.1842	2.7
LUC-21
195/-70	0	28.00	28.00	1.26	0.8895	7.3
LUC-23
195/-70	0	14.75	14.75	0.805	0.4049	3.9

The surface skarn mineralization has been subjected to post-mineral erosion, such that the skarn thickness varies from 10 meters to 150 meters depending on topography. In the area where the best gold mineralization occurs, skarn-hosted mineralization has been eroded, preserving approximately 20-30 metres of mineralization. Our conceptual estimate of mineralized material based on the work done to date indicates Lucero is too small to warrant proving up this geologic estimate to the Inferred category with additional drilling. Therefore, no further exploration is planned.

Sediment-Hosted Mineralization - Calcareous arenite underlies the main skarn horizon and contains disseminated and fine stockwork chalcopyrite-pyrite extending through the sequence and into the underlying granodiorite. This mineralization looked to be best north of the skarn zone, but drilling there failed to intersect significant grades.

Porphyry Copper-Gold Mineralization - Disseminated chalcopyrite hosted in strong potassic alteration, typical of porphyry copper-gold systems, extends below the arenite into the underlying Zamora granodiorite. High ratios of chalcopyrite to pyrite in drill core below the skarn indicate a porphyry system approximately one kilometre in diameter. Soil sample anomalies also define a porphyry target, with a northwest trend to the gold. However, deep drilling to 500 metres depth failed to intersect significant copper grades in very weakly disseminated chalcopyrite. The presence of sparse disseminated pyrrhotite indicates a reduced (as opposed to oxidized) system, which rarely have economic mineralization.

Map of Lucero Drill Results

Lucero Cross Section 1200E

Cobrecon Cu-Au Porphyry

Cobrecon comprises three separate target areas. All areas have undergone early-stage exploration (geophysics, geochemistry, mapping, drill target generation). The northernmost target (Cobrecon) is currently undergoing advanced exploration and is being drill-tested. The other targets (Cobrecon Sur and Cobrecon Este) are almost complete in terms of early stage exploration and advanced drill-testing is expected to begin later in 2011.

AngloGold completed work in this area in 2004-05, under an option agreement with Minera Afrodita. They explored the northern portion of the Cobrecon area, which they called Conguime. Their silt sampling outlined a broad geochemical anomaly, which Dorato’s silt sampling later corroborated.

The Cobrecon Cu-Au porphyry target contains multiple anomalies over several kilometres and is the current drill target, with the initial, Phase I drilling completed on the northern anomaly. Zonation of the soil geochemical anomaly suggests three porphyry systems are present. Two of these, Cobrecon and Cobrecon Sur, are now well-defined at surface by ridge and crest soil sampling, while the latest discovery, Cobrecon Este, is still open to the east, pending soil results, but appears to be the same size as the other two anomalies based on the EM anomaly.

The Cobrecon and Cobrecon Sur anomalies are interpreted as two large porphyry copper-gold-molybdenum systems, each 1 X 3 km in size, and with northwest trends as seen in the porphyry deposits in Ecuador. Soil samples clearly outline two sub-parallel porphyry centres one kilometre apart. Widespread copper sulphides and oxides, and molybdenite, have been sampled at surface and assay up to 0.6% Cu and 0.5 g/t Au. Further detailed rock sampling, as well as additional soil sampling, is underway to better define the centres of the systems.

Drilling with two rigs got underway at the northern anomaly, Cobrecon, in mid-April 2011, with 3215 metres completed in ten holes. Significant assay results are shown in Table 2; results are pending for the last four holes of the program. The first four holes were drilled in oppositely directed pairs from two platforms in order to better determine the centre of the mineralization. The west-directed holes (CBC-03 and CBC-04) collared in mineralization but drilled out of it to the west and at depth – this suggests that holes CBC-01 to -04 are located close to the west edge of the porphyry system. East-directed holes (CBC-01 and CBC-02) intersected mineralization from near-surface to end of hole (ending in mineralization), suggesting that the porphyry system remains open to the east and at depth.

Holes CBC-05 and CBC-06 were drilled in the southeast area of the anomaly near some of the stronger surface sample results. Both holes were collared on, and drilled outward from, the centre of an early, mineralized, northwest trending dacite porphyry dike. This dacite is closely associated with mineralization, together with the breccia which post-dates it, and which hosts some of the best grades intersected to date. Hole CBC-06 intersected the highest-grade and most consistent mineralization to date, hosted within breccia, cross-cutting the dacite.

Hole CBC-05 intersected significant low-grade copper mineralization over 185 metres within the dacite. Mineralization within both holes occurs as chalcopyrite, which is finely disseminated within the dacite and coarsely disseminated within the matrix of the breccia. The better grades are associated with intense quartz stockwork and quartz-sericite alteration in the dacite, and potassic alteration within the breccia. Neither hole drilled out of the zone of quartz stockwork (hole CBC-05 ended in low-grade mineralization), and there is potential for more mineralization to the west.

Cobrecon Geophysical and Geochemical Anomalies

Airborne TMI Magnetics & Soil Copper
Soil Samples
Cu (ppm)
700 to 5,100
200 to 700
100 to 200
50 to 100
0 to 50
pending results
in progress
0 0.5 1
kilometres
El Hito
COBRECON
Moly Anomalies
COBRECON SUR
COBRECON ESTE

Airborne EM & Soil Molybdenum
Soil Samples
Mo (ppm)
25 to 500
10 to 25
5 to 10
2 to 5
0 to 2
pending results
in progress
0 0.5 1
kilometres
El Hito
COBRECON
Moly Anomalies
COBRECON SUR
COBRECON ESTE

Gridded Soil Copper
Silt Samples
Cu (ppm)
500 to 9,999
200 to 500
100 to 200
5 to 100
<5
pending results
0 0.5 1
kilometres
El Hito
COBRECON
Moly Anomalies
COBRECON SUR
COBRECON ESTE
Cu (ppm)
742
500
400
310
250
195
160
135
110
90
80
60
45
33
15
0.1
holes completed
holes planned

Gridded Soil Molybdenum
Silt Samples
Mo (ppm)
16 to 9,999
8 to 16
4 to 8
2 to 4
< 2
pending results
0 0.5 1
kilometres
El Hito
COBRECON
EM Anomalies
COBRECON SUR
COBRECON ESTE
Mo (ppm)
25
16
12
9
6
5
4
3.2
2.4
1.8
1.3
1
0.83
0.74
0.6
0.01
holes completed
hole planned

Cobrecon – Northern AnomalyDrilling

Significant Intersections – Cobrecon Northern Anomaly

Hole	From (m)	To (m)	Interval	Copper%	Moly (ppm)	Gold g/t	Silver g/t
CBC-01	0	20.5	20.5	0.1018	10.9	0.033	2.8
	20.5	121	100.5	0.1626	16.5	0.027	0.6
	163.11	183.7	20.59	0.1819	4.7	0.037	0.5
	240	405.47	165.47	0.1181	20.5	0.017	0.4

CBC-02	5.74	234	228.26	0.1607	15.7	0.041	0.7
including	5.74	108.25	102.51	0.1212	13.5	0.039	0.9
	108.25	234	125.75	0.1930	17.5	0.043	0.7
	234	264	30	0.1425	12.3	0.017	0.4
	346	430	84	0.1196	15.6	0.032	0.4

CBC-03	10.3	94	83.7	0.1558	27.0	0.039	0.6

CBC-04	0	61.65	61.65	0.1236	12.7	0.062	0.8

CBC-05	85.5	270.5	185.0	0.1154	16.3	0.023	0.5
and	344	361.5	36.15	0.1259	25.6	0.078	0.6

CBC-06	8.92	122.0	113.08	0.1786	12.0	0.135	1.0
including	21.7	85.5	63.8	0.2454	16.9	0.196	1.2

Regional Work – Project Pipeline

In addition to ongoing drill testing of advanced targets, regional target evaluation is ongoing. Only approximately 20% of the total land position has been evaluated and ongoing target generation is primarily driven by airborne geophysical surveying.

During the latter part of 2010 and early 2011, airborne geophysical surveys were carried out over approximately 90% of the land position. The Lucero discovery (described above) can be attributed to geophysical interpretation. The target was first identified remotely as coincident electromagnetic and magnetic anomalies. Ground follow-up quickly identified mineralized outcrop at surface and from there the target was fully evaluated and ultimately drill tested. This positive outcome from the first geophysical target test in the belt is extremely positive for other potential discoveries associated with geophysical anomalies.

A total of 18 priority targets have been identified as a result of the geophysical surveying. Following drill testing at Taricori and Lucero, testing of the Cobrecon drill targets has begun and is ongoing. All other targets are currently within early-stage exploration having had geophysical work completed at a minimum and in some cases having had surface geochemical sampling completed. In due course, the intention is to complete early stage exploration on all targets and select the best targets for advanced exploration. Targets will be discussed in future once they are considered suitable for advanced exploration.

Regional Target Map – Cordillera del Condor

Planned Work

Regional work continues to advance additional targets for drill testing. Detailed review of the data has outlined 18 geophysical targets (as described in News Release of Dec 6, 2010), including the Lucero (T1) and Cobrecon (T4) targets. These new anomalies are being investigated on the ground with detailed silt and reconnaissance rock sampling and mapping. The targets are then re-prioritized based on the geochemical and geological results. More targets are likely to emerge as the geophysical data is further processed and reinterpreted as the anomalies are ground-proofed.

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

5. A	Operating Results

Year ended January 31, 2011 compared to year ended January 31, 2010

We incurred a net loss of $3,996,832 for the year ended January 31, 2011, compared to a net loss of $3,605,068 in the same period of the prior year. Besides stock-based compensation of $1,397,881 (2010 -$1,521,621), the increase in net loss was offset by foreign exchange gain (loss) of $259,129 (2010 –($271,058)) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar. Other significant comparative changes which increase net loss are as follows:

Consulting fees of $2,002,486 during the current period compared to $1,994,054 in the same period of the prior year. Excluding the stock-based compensation of $1,061,516 (2010 - $1,352,156), the increase of $299,072 in consulting fees was affected by a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary, including an increase in the number of personnel including directors.

Investor relations expenses of $861,887 during the current period compared to $438,886 recorded in the same period of the prior year, as the Company engaged additional investor relations personnel as part of a concerted effort to provide all available information about the projects to shareholders and the investment community. This category also includes $289,966 (2010 - $149,231) of stock-based compensation charges.

Office and miscellaneous expenses of $343,194 during the current period compared to $316,983 in the same period of the prior year. This category includes $9,604 (2010 - $Nil) of stock-based compensation charges. The slight increase is due a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary.

Professional fees of $476,101 (2010 - $305,426) increased due to higher legal costs associated with mineral property acquisitions, increased financial reporting and audit costs, and other regulatory matters. This category also included stock-based compensation expenses of $36,795 (2010 - $20,234).

Property investigation expense of $37,750 was incurred in the current period compared to $169,520 recorded in the same period of the prior year. The decrease was due to the Company undertaking ground follow up and early stage reconnaissance field work in the prior period to further investigate potential property acquisitions, of which none materialized in property acquisitions.

Regulatory fees of $108,731 (2010 - $25,680) increased due to the fees associated with listing the Company’s common stock on OTCQX International in the United States.

Travel expenses of $270,628 were incurred in the current period compared to $90,591 in the same period of prior year. The increase in the current period was due to increased travel to Peru commensurate with the increase in exploration activity.

Wages and benefits of $139,341 were incurred in the current period compared to $11,547 in the same period of prior year. The increase in the current period was due to an increase in personnel required for our Peruvian mineral projects, including the hiring of a new V.P. Exploration.

Year ended January 31, 2010 compared to year ended January 31, 2009

We incurred a net loss of $3,605,068 for the year ended January 31, 2010, compared to a net loss of $2,646,137 in the year ended January 31, 2009. Besides stock-based compensation of $1,521,621 (2009 -$1,879,484), the change in the net loss was due mainly to a foreign exchange gain (loss) of ($271,058) (2009 -$358,533) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar, and lower interest income of $39,442 (2009 - $124,003) due to reduced interest rates and lower average cash balances. Other significant comparative changes are as follows:

Office and miscellaneous expense of $316,983 was incurred in fiscal 2010 compared to $216,087 recorded in fiscal 2009. The increase was due to higher costs for insurance, computer software, donations and rent at our head office. The Company did not have its existing office structure for a significant portion of fiscal 2009. This category also includes $nil (2009 – $14,805) of stock-based compensation charges.

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

5. B	Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s). This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects. When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company, as opposed to cash payments, to the vendors thereof).

At the present time, the Company does not contemplate that it will be necessary to institute any additional specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets. The Company is conserving its working capital to the extent possible while still focussing on the development of its Peruvian mineral properties.

The Company expects that it will operate at a loss for the foreseeable future, however it should not require additional financing to fund its planned exploration of its current mineral properties and to continue its operations (including general and administrative expenses) for its 2011 fiscal year. There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. In January, 2010, the Company closed a bought deal private placement and a non-brokered private placement for a total of 14,732,850 units at a price of $1.05 per unit for total proceeds of $15,469,493. These funds have been and will be used to pay property payments for the Mineral Claims and to carry out Phase II of the exploration program of up to $5,000,000, and for general and administrative expenses.

The Company had cash and cash equivalents of $6,904,719 as of January 31, 2011, compared to $15,868,072 at January 31, 2010, and working capital of $6,461,170 as of January 31, 2011, compared to working capital of $15,572,151 as of January 31, 2010. The decrease in cash and cash equivalents on hand and working capital was the result of shares issued for cash of $2,850,343, net of costs, less cash used (principally in exploration activities) of $9,412,456 and in operating activities totaling $2,326,220.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 6 in the Company’s consolidated financial statements for the year ended January 31, 2011.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash and cash equivalent reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

5. C	Research and Development, Patents and Licences, etc.

Not applicable.

5. D	Trend Information

None, except as disclosed elsewhere in this report.

5. E	Off-Balance Sheet Arrangements

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5. F	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2011:

Payments due by period
	Total	Less Than 1 Year	1 – 3 Years	3-5 Years	More Than 5 Years
Operating Lease Obligations	Nil	US$175,848	US$527,744	Nil	Nil
Total	Nil	US$175,848	US$527,744	Nil	Nil

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Keith J. Henderson	Director, President & CEO	40	December 1, 2008
Anton J. Drescher (1)	Director	54	December 1998
Mark D. Cruise (1)	Director	40	July 30, 2008
Gordon Neal(1)	Director	56	November 9, 2009
Carlos Ballon	Director	51	July 20, 2010
Anna Ladd	Chief Financial Officer	41	July 12, 2011
Marla K. Ritchie	Corporate Secretary	48	July 30, 2008

(1)	Member of Audit Committee

Keith J. Henderson (Director, President and CEO) – Mr. Henderson has been involved in mineral exploration since 1995. Having worked in Europe, Africa and the Americas, he has extensive expertise in a variety of deposit types and commodities including gold, zinc, nickel, copper and coal. Mr. Henderson began his exploration career with the CSA Group in 1995, initially spending three years in Tanzania where he managed a large gold exploration program. He also worked extensively in Ireland on regional zinc exploration and in southern Africa on a range of exploration and development projects between 1998 and 2001. In 2001, Mr. Henderson was employed by the Exploration Division of Anglo American plc, managing regional zinc exploration programs in Ireland and Canada, including a successful near-mine zinc exploration program at the Lisheen Mine (Ireland) and initiating joint venture negotiations for exploration rights. In 2005, Mr. Henderson was transferred to Anglo American Exploration in Vancouver, British Columbia, adding value on a variety of North American nickel and copper projects. In 2006 he was seconded to Anglo Coal's newly incorporated Canadian subsidiary, managing all aspects of project start-up together with an extensive exploration and resource definition program. In 2007, Mr. Henderson was appointed Vice-President Exploration for Cardero Resource Corp. And in 2008, he was appointed President and Chief Executive Officer of Dorato Resources Inc. Mr. Henderson was educated in Ireland, graduating in 1993 from Queens University Belfast with B.Sc. (Hons.) Geology and subsequently in 1995 from University College Dublin with M.Sc. Petroleum Geology. Mr. Henderson is currently an officer of Cardero Resource Corp., a Toronto Stock Exchange listed company and a director of Indico Resources Ltd. and TSX Venture Exchange listed company.

Anton (Tony) J. Drescher (Director) – Mr. Drescher has served as director since December 1998 and President and Chief Executive Officer of the Company from December 2004 to December 2008. Mr. Drescher has provided administrative and consulting services in his capacity as President and a director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada since 1978. Mr. Drescher also currently serves as a director and/or officer of the following listed companies: International Tower Hill Mines Ltd., Trevali Mining Corporation and Corvus Gold Inc., all Toronto Stock Exchange listed companies and, USA Video Interactive Corp., a TSX Venture Exchange listed company. Mr. Drescher is also President and a director of Ravencrest Resources Inc., a Canadian Stock Exchange (CNSX) listed company. Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974. He also obtained his Certified Management Accountant's designation in October 1981.

Dr. Mark Cruise (Director) – Dr. Cruise is a base metal and project generation specialist with in excess of 15-years of global exploration management experience from grass-roots exploration through resource definition to production in Europe and the Americas. He completed his industry sponsored Ph.D. at Trinity College Dublin in 2000 on the Irish orefield. A professional geologist, Dr. Cruise spent eight years (1996 –2004) employed by Anglo American plc in grassroots and mine site settings prior to joining the junior market in November 2004. Dr. Cruise also serves as Director, President & CEO of Trevali Mining Corporation. a Toronto Stock Exchange listed company and is an officer of Cardero Resource Corp., a public company also listed on the Toronto Stock Exchange.

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

Anna Ladd (Chief Financial Officer) - A Certified Management Accountant, Ms. Ladd received a Bachelor of Commerce degree from the University of British Columbia in 1991 and a Masters of Arts in Economics from Queen's University in 1993. Anna has over 15 years of experience in financing and financial controls in relation to the mining industry from mine controller up to and including responsibility for multiple large scale open pit and underground base and precious metal production units. Anna has served as Vice President Finance and Chief Financial Officer for a number of TSX listed junior mining and development companies including Crowflight Minerals, Kria Resources, Sulliden Gold Corporation, in addition to several mid-size to senior gold and base metal producers including Grande Cache Coal's operations, Kinross Gold Corporation's Fort Knox, Round Mountain and Kettle River operations and Vale Inco's Thompson and Sudbury base metal operations.

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 22 years experience in public markets working as a Corporate Administrator and Corporate Secretary for companies specializing in resource based exploration. Ms. Ritchie became the Company’s Corporate Secretary in July 2008. Between 1992 and 2003, she was a Secretary and the Office Administrator for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited, all public junior natural resource exploration companies. Ms. Ritchie is currently the Corporate Secretary for the following public companies: Cardero Resource Corp., Corvus Gold Inc., International Tower Hill Mines Ltd. and Wealth Minerals Ltd.

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

The following table identifies, as of July 25, 2011, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Keith J. Henderson	Cardero Resource Corp. Indico Resources Limited	Natural resource Natural resource	VP-Exploration Director
Anton J. Drescher	USA Video Interactive Corp. International Tower Hill Mines Ltd. Trevali Mining Corporation Ravencrest Resources Inc.	Video-on-Demand Natural resource Natural resource Natural resource	CFO, Sec & Dir Director Dir. Pres & Dir.
Mark D. Cruise	Cardero Resource Corp. Trevali Mining Corporation	Natural resource Natural resource	VP–Business Dev. CEO, Pres. & Dir.
Gordon Neal	Americas Petrogas Inc. Balmoral Resources Limited Mag Silver Corp. Rockgate Capital Inc.	Natural resource Natural resource Natural resource Natural resource	Director Director VP – Corporate Dev. Director
Carlos Ballon	N/A	N/A	N/A
Anna Ladd	Trevali Mining Corporation	Natural Resource	CFO
Marla K. Ritchie	Cardero Resource Corp. Corvus Gold Inc. International Tower Hill Mines Ltd. Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource	Secretary Secretary Secretary Secretary

6. B	Compensation

Executive Compensation

For the fiscal year ending January 31, 2011, the Company paid an aggregate of $520,814 in cash compensation to the directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its CEO, CFO and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as Chief Executive Officer and Chief Financial Officer as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO, are referred to as the “Named Executive Officers” or “NEOs”). The following table sets out the compensation paid to the Named Executive Officers for the fiscal years ended January 31, 2011, January 31, 2010 and January 31, 2009.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share- based awards (Cdn$)	Option- based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compensation (Cdn$)	Total compensation (Cdn$)
					Annual incentive plans	Long-term incentive plans(5)
Keith Henderson President and Chief Executive Officer(1)	2011 2010 2009	237,540(2) 194,600(2) 24,000	Nil Nil Nil	166,573 156,012 93,355	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	404,113 350,612 117,355
Michael Kinley Chief Financial Officer(4)	2011 2010 2009	60,000 (3) 60,000 (3) Nil	Nil Nil Nil	81,332 85,250 73,089	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 30,000	141,332 145,250 103,089

(1)	Keith Henderson was appointed President and Chief Executive Officer of the Company on December 1, 2008.

(2)

Consulting fees paid to Acuitas Consulting Ltd (“Acuitas”), a consulting company owned by Keith J. Henderson. Acuitas provides management services to the Company comprising all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company.

(3)

Consulting fees paid to Winslow Associates Management & Communications Inc.(“Winslow”), a consulting company owned by Michael W. Kinley. Winslow provides services to the Company on a month-to-month contract basis comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company.

(4)	Michael Kinley was appointed Chief Financial Officer of the Company on July 30, 2008, and resigned as Chief Financial Officer of the Company on July 12, 2011.

(5)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards. The Company does not have any such plans.

During the fiscal year ended January 31, 2011, the following incentive stock options were granted to the Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price (CAD/Security)	Market Value of Securities Underlying Options on the Date of Grant (CAD/Security) (2)	Expiration Date
Keith Henderson	250,000	7%	$1.20	$1.15	January 25, 2013
Michael Kinley	100,000 50,000	4%	$0.85 $1.20	$0.85 $1.15	May 27, 2012 January 25, 2013

(1)	Percentage of all of the Company’s options granted during the last fiscal year.
(2)	Value calculated using the closing price of Common Shares on the TSX.V on the date of grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2011 by the NEOs and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CAD $)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (CAD $)(2) Exercisable/ Unexercisable
Keith Henderson	Nil	Nil	650,000/Nil	204,000/Nil
Michael Kinley	Nil	Nil	330,000/Nil	78,600/Nil

(1)	Value calculated using the closing price of Common Shares on the TSX.V on the date of exercise, less the exercise price per share.
(2)

Value calculated using the closing price of Common Shares on the TSX.V on January 31, 2011, being the last trading day of the Company’s shares for the fiscal year, of $1.11 per share, less the exercise price per share.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2011.

Except as noted below, none of the Company’s current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

Effective December 1, 2008, the Board approved the payment of an annual retainer and meeting fees to the directors who are not also executive officers of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability. Directors who are not executive officers and do not receive any consulting fees from the Company, receive a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or Board committee meeting attended in person or by conference telephone. There is no additional compensation paid with respect to committee membership. In addition, the Company reimburses directors for their out-of-pocket costs incurred in attending board meetings. During the fiscal year ended January 31, 2011, the persons serving as our directors who were not also executive officers received the following director’s fees:

Name	Fees earned (Cdn$)
Augusto Baertl(1)	$20,000
Mark Cruise	$24,000
Anton Drescher	$24,000
Gordon Neal	$24,000
Carlos Ballon(2)	$107,274

(1)	Augusto Baertl resigned as a director of the Company on October 6, 2010.

(2)	Carlos Ballon was appointed as a director of the Company on July 20, 2010. He receives a monthly consulting fee of US$15,000 for services provided to the Company.

Directors who are not also executive officers are also eligible to receive incentive stock options. The following table sets out the incentive stock options granted during the financial year ended January 31, 2011 to the directors of the Company who were not executive officers:

Name	Securities Under Option (#)	Exercise Price (CAD/Security)	Market Value of Securities Underlying Options on Date of Grant(1) (CAD/Security)	Expiration Date
Augusto Baertl(2)	25,000	$0.85	$0.85	May 27, 2012
Mark Cruise	212,500 50,000	$0.85 $1.20	$0.85 $1.15	May 27, 2012 January 25, 2013
Anton Drescher	125,000 50,000	$0.85 $1.20	$0.85 $1.15	May 27, 2012 January 25, 2013
Gordon Neal	125,000 50,000	$0.85 $1.20	$0.85 $1.15	May 27, 2012 January 25, 2013
Carlos Ballon (3)	92,500	$0.85	$0.85	May 27, 2012
	200,000	$1.20	$1.15	January 25, 2013

(1)	Value calculated using the closing price of Common Shares on the TSX.V on the date of grant.
(2)	August Baertl resigned as a director of the Company on October 6, 2010.
(3)	Carlos Ballon was appointed as a director of the Company on July 20, 2010.

6. C	Board Practices

The Board is elected at each annual general meeting of the shareholders. Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA. See Item 6.A – Directors and Senior Management - for dates directors were first elected to the Board. No director has a service contract with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The following directors are on the Audit Committee:

Anton J. Drescher
Mark D. Cruise
Gordon Neal

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

The Company has no compensation or remuneration committee.

6. D	Employees

As at January 31, 2011 we had three employees, of which three were located in Vancouver BC. None of our employees is covered by any labour union. The Company retains consultants to perform administrative and financial accounting/bookkeeping services.

6. E	Share Ownership

The following table sets out the beneficial ownership of Company common shares by the Company’s directors and NEOs listed in Item 6.B as of July 25, 2011.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Keith J. Henderson (3)	744,881	1.0%
Anton J. Drescher (4)	1,485,221	1.9%
Mark D. Cruise (5)	528,000	0.7%
Gordon Neal (6)	545,000	0.7%
Carlos Ballon(7)	7,668,759	10.0%
Michael W. Kinley(8)	316,000	0.4%
Anna Ladd	Nil	n/a
All Executive Officers and Directors
as a Group (10)	11,287,861	14.7%

(1)	Includes common shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011.

(2)

Percentages are based on 76,389,985 common shares outstanding as of July 25, 2011. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)

Includes 250,000 common shares issuable pursuant to stock options and 10,441 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011.

(4)

Includes 390,000 common shares issuable pursuant to stock options and 50,000 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011.

(5)

Includes 287,500 common shares issuable pursuant to stock options and 12,500 common shares issuable pursuant to common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011.

(6)	Includes 450,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, July 25, 2011.

(7)	Includes 792,500 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, July 25, 2011.

(8)	Includes 230,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, July 25, 2011.

Incentive Stock Option Plan

At the annual general meeting held on July 30, 2008, the shareholders approved the 2008 Stock Option Plan of the Company (the “Plan”).

The purpose of the Plan is to recognize contributions made by directors, officers, consultants and employees of the Company and to provide for an incentive for their continuing relationship with the Company.

Pursuant to the policies of the TSX.V, we must seek shareholder approval for the Plan at each annual meeting as the Plan is considered a “Rolling Plan”. The Plan was ratified by shareholders at the annual meeting held July 12, 2011.

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

As of July 25, 2011 there were 5,700,000 stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at July 25, 2011, options with respect to an additional 1,938,999 Common Shares are available for grant under the Plan.

The stock options held by our NEOs and directors listed in Item 6.B as of July 25, 2011 are as follows:

Name	Securities Under Options Granted (#)	Exercise or Base Price (CAD/Security)	Expiration Date
Keith Henderson	250,000	$1.20	January 25, 2013
Augusto Baertl	125,000 25,000	$1.09 $0.85	January 29, 2012 May 27, 2012
Michael Kinley	80,000 100,000 50,000	$1.09 $0.85 $1.20	January 29, 2012 May 27, 2012 January 25, 2013
Anton Drescher	90,000 125,000 125,000 50,000	$0.45 $1.09 $0.85 $1.20	October 30, 2011 January 29, 2012 May 27, 2012 January 25, 2013
Mark Cruise	25,000 212,500 50,000	$1.09 $0.85 $1.20	January 29, 2012 May 27, 2012 January 25, 2013
Gordon Neal	250,000 125,000 25,000 50,000	$0.45 $1.09 $0.85 $1.20	October 30, 2011 January 29, 2012 May 27, 2012 January 25, 2013
Carlos Ballon	500,000 92,500 200,000	$1,09 $0.85 $1.20	January 29, 2012 May 27, 2012 January 25, 2013

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As at July 25, 2011, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially Owned (1)	Percent of Class (2)
Carlos Ballon (3)	7,668,759	10.0%
Sprott Asset Management LP (5)	5,906,800	7.7%

(1)	Includes common shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011.

(2)

Percentages are based on 76,389,985 common shares outstanding as of July 25, 2011. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, July 25, 2011 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 792,500 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, July 25, 2011.

(4)	Based on amended Schedule 13G filed with the Securities and Exchange Commission on January 24, 2011.

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

As of July 25, 2011, there were 76,139,985 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 55 registered shareholders owning Common Shares, of which 34 of these registered shareholders, holding approximately 11,098,850 (14.58%) Common Shares, are residents of the United States, 12 of these registered shareholders, holding approximately 64,482,135 (84.69%) Common Shares, are residents of Canada, and 9 of these registered shareholders, holding approximately 559,000 (0.73%) Common Shares, are residents of jurisdictions other than the United States and Canada.

Control by Foreign Government or Other Persons

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Annual Report, there are no arrangements known to us which may at a subsequent date result in a change of control.

7. B	Related Party Transactions

Except as noted below, there have been no transactions or loans since February 1, 2010 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company. An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the company.

1.

Pursuant to an oral agreement, effective as and from December 1, 2008, the Company has retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the President and Chief Executive Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company, at a fee of $12,000 per month. This fee was increased to $16,600 effective March 1, 2009. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2011, the Company paid Acuitas an aggregate of $237,540 (2010 - $194,600, 2009 - $24,000).

2.

Pursuant to an oral agreement, effective as and from August 1, 2008, the Company retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the Chief Financial Officer of the Company from July 30, 2008 to July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company, at a fee of $5,000 per month. The arrangement was without a fixed term, and terminable by either party on 30 days notice. The arrangement terminated effective August 1, 2011. During the financial year ended January 31, 2011, the Company paid Winslow an aggregate of $60,000 (2010 - $30,000, 2009 - $30,000).

3.

Pursuant to an oral agreement, effective as and from July 12, 2011, the Company retained Anna Ladd, the Chief Financial Officer of the Company from July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Ms. Ladd as Chief Financial Officer of the Company, at a fee of $2,500 per month. The arrangement was without a fixed term, and terminable by either party on 30 days notice.

3.

Pursuant to an oral agreement, effective as of and from October 1, 2008, the Company leases office space and receives administrative services from Cardero Resource Corp., a company with certain directors or officers (Mark Cruise, Keith Henderson and Marla Ritchie) in common with the Company. Under the lease, the Company is obligated to pay $2,488.84 per month in rent (plus utilities). The term of the lease is from October 1, 2008 to October 1, 2012 and is terminable by either party with 30 days notice.

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2011 and 2010 and for the fiscal years ended January 31, 2011, 2010 and 2009, together with the notes thereto, attached to this annual report.

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

8. B	Significant Changes

There have been no significant changes since the date of our annual financial statements, other than as discussed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

9. A	Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V) after April 24, 2008 and the NEX board (“NEX”) prior thereto:

Year	High	Low
2011	$1.63	$0.53
2010	$1.35	$0.53
2009	$2.37	$0.19
2008	$2.40	$0.67
2007	$0.99	$0.30

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High	Low
April 30, 2011	$1.19	$0.34
January 31, 2011	$1.63	$0.93
October 31, 2010	$1.58	$0.62
July 31, 2010	$0.96	$0.55
April 30, 2010	$1.27	$0.53
January 31, 2010	$1.35	$0.50
October 31, 2009	$0.68	$0.35
July 31, 2009	$0.55	$0.42
April 30, 2009	$0.81	$0.47

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX.V:

Month	High	Low
June 2011	$0.35	$0.18
May 2011	$0.45	$0.30
April 2011	$0.70	$0.34
March 2011	$1.05	$0.63
February 2011	$1.19	$0.96
January 2011	$1.59	$1.01

The following table discloses the high and low sales prices in US dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the OTCQX International since the listing of our common shares on the OTCQX International on March 2, 2010:

Quarter Ended	High	Low
April 30, 2011	US$1.20	US$0.37
January 31, 2011	US$1.60	US$1.01
October 30, 2010	US$1.50	US$0.60
July 31, 2010	US$0.94	US$0.56
April 30, 2010	US$1.24	US$0.54
January 31, 2010	US$1.29	US$0.99

The following table discloses the monthly high and low sales prices in US dollars for our common shares for the most recent six months as traded on the OTCQX International:

Month	High	Low
June 2011	US$0.37	US$0.19
May 2011	US$0.47	US$0.33
April 2011	US$0.74	US$0.37
March 201	US$1.08	US$0.63
February 2011	US$1.05	US$0.99
January 2011	US$1.60	US$1.13

9. B	Plan of Distribution

Not applicable.

9. C	Markets

The Company’s common shares are listed on the TSX.V, under the trading symbol “DRI.” There are currently no restrictions on the transferability of these shares under Canadian securities laws. We are also quoted on OTCQX International under the trading symbol “DRIFF” and the Berlin Stock Exchange –Unofficial Regulated Market and the Frankfurt Stock Exchange under the symbol “DO5”.

9. D	Selling Shareholders

Not applicable.

9. E	Dilution

Not applicable.

9. F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10. A	Share Capital

Not applicable.

10. B	Memorandum and Articles of Association

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

The Company’s Notice of Articles and Articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our shares. Except for the Investment Canada Act, which requires certain transactions to be approved by the Minister of Industry and/or the Minister of Canadian Heritage as being of net benefit to Canada before they may proceed, there is no limitation at law upon the right of a nonresident to hold shares in a Canadian company.

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

10. C	Material Contracts

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

5.	Royalty Agreement between the Company and Franco-Nevada Corporation dated August 18, 2008, as amended March 20, 2009.

6.	First Amendment to the Royalty Agreement between the Company and Franco-Nevada Corporation dated March 30, 2009.

10. D	Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock. See “Taxation” below.

10. E	Taxation

Material Canadian Federal Income Tax Considerations

The following is a summary of the material anticipated tax consequences of an investment by an investor not resident or deemed resident in Canada, under Canadian tax laws and any applicable bilateral income treaty. This summary does not apply to an investor that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere or an “authorized foreign bank” as defined in the Income Tax Act (Canada).

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares. Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares. The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length and are not affiliated with us, are not "financial institutions" as defined in the Income Tax Act, an interest in which would be a "tax shelter investment" as defined in the Income Tax Act, and do not use or hold their common shares in, or in the course of, carrying on a business in Canada and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance (Canada) as at the date hereof, the current administrative and assessing policies of the Canada Revenue Agency, and the current provisions of the Canada-U.S. Income Tax Convention (1980). It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

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

Under the Canada-U.S. Income Tax Convention, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" in Canada, and is considered to be a resident of the United States and a "qualifying person" under the Canada-U.S. Income Tax Convention, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the gross amount of the dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the gross amount of the dividends. Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Income Tax Convention, will not have to pay the Canadian withholding tax.

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Convention. A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a designated stock exchange within the meaning of the Income Tax Act (which includes the TSX.V) and at any particular time during the 60-month period that ends at that time (i) the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition, and (ii) not more than 50% of the fair market value of the shares was derived directly or indirectly from one or any conmbination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Income Tax Act and options in respect of or interests in, or for civil law rights in any such properties. Where a common share is taxable Canadian property to a U.S. resident holder who is a "qualifying" person for purposes of the Canada-U.S. Income Tax Convention it will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada. This relief under the Canada-U.S. Income Tax Convention may not be available to a U.S. resident holder who had a "permanent establishment" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment.

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

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, the holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares. The tax treatment of any capital gain or capital loss has been described above under "Disposition of Common Shares."

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

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC,” as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company constitutes a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require. Recent IRS guidance suspends this annual requirement pending the release of new forms; filings will eventually be required with respect to any year in which the obligation was suspended.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, if such gains constitute more than 85% of the corporation’s total receipts and certain other requirements are satisfied.

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

The Company believes that it constituted a PFIC during the tax year ended January 31, 2011, and may be a PFIC in the current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-

Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax on Passive Income

Certain U.S. Holders who are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, new U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

10. F	Dividends and Paying Agents

Not applicable.

10. G	Statement by Experts

Not applicable.

10. H	Documents on Display

Material contracts and publicly available corporate records may be viewed at our head office located at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

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

10. I	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2011. The Company is not subject to externally imposed capital requirements.

The Company classifies its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

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

Cash and Equivalents	2011	2010
Held at a major Canadian financial institution	$6,879,002	$15,911,974
Peruvian financial institution	25,717	-
	$6,904,719	$15,911,974

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements and at January 31, 2011, the cash balance of $6,904,719 will likely be sufficient to meet the needs for the coming year. Liabilities as at January 31, 2011 are as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total
Accounts payable and accrued
liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

The Company’s cash consists of cash and cash equivalents held in bank accounts that earn interest at variable interest rates. Future cash flows from interest income on cash will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles and the Company conducts business activities outside of Canada. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction. The Company’s sensitivity analysis suggests that a consistent 10 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.10:1.00) during the fiscal year ended January 31, 2011would change foreign exchange gain or loss by approximately $7,744.

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

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders since the adoption of new Articles in 2006.

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2011.

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Anton Drescher is an audit committee financial expert (as defined in Item 16A of Form 20-F). Mr. Drescher is not “independent” under the independence standards of NYSE Amex applicable to audit committee members because he is the former President and Chief Executive Officer of the Company.

ITEM 16B.	CODE OF ETHICS

The Company adopted a Code of Ethics effective April 2004. Any person may obtain without charge, upon written request, a copy of such Code of Ethics by contacting our Corporate Secretary at #2300-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal years ended January 31, 2011 and 2010.

Year ended January 31	2011	2010
Audit fees	$62,800	$51,816
Audit-related fees	-	-
Tax fees(1)	3,500	3,500
All other fees(2)	16,500	7,000
Total	$79,650	$62,316

(1)	Tax fees relate to the preparation of corporate income tax returns.

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

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We are filing with this annual report the following:

  Auditors’ Report dated July 25, 2011.
  Consolidated Balance Sheets at January 31, 2011 and January 31, 2010.
  Consolidated Statements of Operations and Deficit for the years ended January 31, 2011, January 31, 2010 and January 31, 2009.
  Consolidated Statement of Shareholders’ Equity at January 31, 2011 and 2010.
  Consolidated Statements of Cash Flows for the years ended January 31, 2011, January 31, 2010 and January 31, 2009.
  Notes to the Consolidated Financial Statements for the years ended January 31, 2011, January 31, 2010 and January 31, 2009.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

January 31, 2011 and 2010

DORATO RESOURCES INC.

January 31, 2011 and 2010

INDEX	Page

Audited Consolidated Financial Statements
Management’s Responsibility for Financial Reporting
Independent Auditors’ Report
Consolidated Balance Sheets	1
Consolidated Statements of Operations	2
Consolidated Statement of Shareholders’ Equity	3
Consolidated Statements of Cash Flows	4
Notes to the Consolidated Financial Statements	5 – 26

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Dorato Resources Inc. (the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of the Company. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate preparation of consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Keith Henderson” (signed)	“Anna Ladd” (signed)
Keith Henderson	Anna Ladd
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
July 25, 2011

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the consolidated balance sheets of Dorato Resources Inc. as at January 31, 2011 and 2010 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended January 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended January 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Other Matter
We have reported separately on the consolidated financial statements of Dorato Resources Inc. as at January 31, 2011 and 2010 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information in accordance with Canadian generally accepted accounting principles. Our report dated May 27, 2011 expressed an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
May 27, 2011, except as to notes 13(d), 13 (e) and 15
           which are as of July 25, 2011.

DORATO RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31
(Expressed in Canadian Dollars)

	2011	2010
		(note 3)
ASSETS

Current
Cash and cash equivalents	$6,904,719	$15,868,072
Accounts receivable	70,821	75,941
Prepaid expenses (note 9)	28,413	15,844

	7,003,953	15,959,857

Property and equipment (note 5)	62,391	72,424
Exploration advances	111,579	108,890
Mineral property interests (notes 6, 8 and 9)	34,690,834	24,243,652

	$41,868,757	$40,384,823

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$334,300	$345,398
Due to related parties (note 9)	208,483	42,308

	542,783	387,706

Shareholders’ equity
Capital stock (note 7)	53,339,099	49,160,012
Contributed surplus	5,837,480	4,690,878
Deficit	(17,850,605)	(13,853,773)

	41,325,974	39,997,117

	$41,868,757	$40,384,823

Nature and continuance of operations (note 1)
Subsequent events (note 13)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JANUARY 31
(Expressed in Canadian Dollars)

	2011	2010	2009
		(note 3)	(note 3)
Expenses
Amortization	$21,682	$20,765	$6,349
Consulting fees (notes 8 and 9)	2,002,486	1,994,054	2,217,769
Investor relations (notes 8 and 9)	861,887	438,886	307,943
Office and miscellaneous (notes 8 and 9)	343,194	316,983	216,087
Professional fees (note 8)	476,101	305,426	209,251
Property investigations (note 9)	37,750	169,520	-
Regulatory (note 9)	108,731	25,680	51,847
Travel and promotion (note 9)	270,628	90,591	96,280
Wages and benefits	139,341	11,547	7,776
	(4,261,800)	(3,373,452)	(3,113,302)

Other items
Gain (loss) on foreign exchange	259,129	(271,058)	358,533
Interest income	5,839	39,442	124,003
Loss on disposal of equipment	-	-	(15,371)
	264,968	(231,616)	467,165

Net loss and comprehensive loss for the year	$(3,996,832)	$(3,605,068)	$(2,646,137)

Basic and diluted loss per share	$(0.06)	$(0.07)	$(0.11)

Weighted average number of common shares outstanding	69,372,422	49,819,536	24,859,595

The accompanying notes are an integral part of these financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Number of	Common
	common	shares issued	Contributed
	shares	and fully paid	surplus	Deficit	Total

Balance, January 31, 2008	6,818,187	$8,407,000	$-	$(7,602,568)	$804,432
Issuance of shares for cash:
Private placements	18,500,000	12,750,000	-	-	12,750,000
Share issuance costs	-	(36,402)	-	-	(36,402)
Shares issued for mineral
property interests	12,850,000	6,310,000	-	-	6,310,000
Stock-based compensation	-	-	1,918,829	-	1,918,829
Net loss for the year	-	-	-	(2,646,137)	(2,646,137)

Balance, January 31, 2009	38,168,187	27,430,598	1,918,829	(10,248,705)	19,100,722
Issuance of shares for cash:
Private placements	26,732,850	21,469,493	-	-	21,469,493
Exercise of stock options	62,500	18,750	-	-	18,750
Exercise of warrants	675,000	438,750	-	-	438,750
Share issuance costs	-	(2,204,748)	1,103,532	-	(1,101,216)
Shares issued for agent’s commission	100,000	50,000	-	-	50,000
Shares issued for mineral property interests	2,650,000	1,945,500	-	-	1,945,500
Stock-based compensation	-	-	1,680,186	-	1,680,186
Reallocation from contributed surplus on exercise of stock options	-	11,669	(11,669)	-	-
Net loss for the year	-	-	-	(3,605,068)	(3,605,068)

Balance, January 31, 2010	68,388,537	49,160,012	4,690,878	(13,853,773)	39,997,117
Issuance of shares for cash:
Exercise of stock options	2,191,940	1,356,912	-	-	1,356,912
Exercise of warrants	2,327,500	1,572,875	-	-	1,572,875
Share issuance costs	-	(79,444)	-	-	(79,444)
Shares issued for mineral property interests	400,000	432,000	-	-	432,000
Stock-based compensation	-	-	2,043,346	-	2,043,346
Reallocation from contributed surplus on exercise of stock options	-	371,543	(371,543)	-	-
Reallocation from contributed surplus on exercise of warrants	-	525,201	(525,201)	-	-
Net loss for the year	-	-	-	(3,996,832)	(3,996,832)

Balance, January 31, 2011	73,307,977	$53,339,099	$5,837,480	$(17,850,605)	$41,325,974

The accompanying notes are an integral part of these financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31
(Expressed in Canadian Dollars)

	2011	2010	2009
		(note 3)	(note 3)
Operating activities
Net loss for the year	$(3,996,832)	$(3,605,068)	$(2,646,137)
Add items not affecting cash
Amortization	21,682	20,765	6,349
Stock-based compensation	1,397,881	1,521,621	1,879,484
Loss on disposal of equipment	-	-	15,371
Loss on foreign exchange	75,020	195,105	(37,436)
Changes in non-cash items
Accounts receivable	5,120	20,329	(59,086)
Prepaid expenses	(12,569)	113,194	(127,014)
Accounts payable and accrued liabilities	17,303	205,218	37,715
Due to related parties	166,175	(144,998)	187,306
Cash used in operating activities	(2,326,220)	(1,673,834)	(743,448)

Investing activities
Exploration advances	(2,689)	(94,392)	(14,498)
Mineral property interests	(9,398,118)	(5,035,775)	(10,430,534)
Advances to related party	-	856,486	(991,905)
Purchase of equipment	(11,649)	(14,174)	(84,276)
Cash used in investing activities	(9,412,456)	(4,287,855)	(11,521,213)

Financing activities
Issuance of capital stock	2,929,787	21,926,993	7,400,552
Share issuance costs	(79,444)	(1,051,216)	(36,402)
Cash provided by financing activities	2,850,343	20,875,777	7,364,150

Effect of cash on foreign exchange	(75,020)	(59,686)	48,898

Increase (decrease) in cash and cash equivalents	(8,963,353)	14,854,402	(4,851,613)
Cash and cash equivalents, beginning of year	15,868,072	1,013,670	5,865,283

Cash and cash equivalents, end of year	$6,904,719	$15,868,072	$1,013,670

Supplemental cash flow information
Interest received	$-	$39,442	$124,003
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$432,000	$1,945,500	$6,310,000
Shares issued as agent’s commission	$-	$50,000	$-
Accounts payable included in mineral property
expenditures	$36,082	$64,483	$159,652

The accompanying notes are an integral part of these financial statements.

1.	NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Certain adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses of $3,996,832 (2010 - $3,605,068; 2009 - $2,646,137), has working capital of $6,461,170 (2010 – $15,572,151), has a deficit of $17,850,605 (2010 - $13,853,773), has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

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

The accompanying notes are an integral part of these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include the accruals of liabilities, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

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

The accompanying notes are an integral part of these financial statements.

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

All deferred property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value. From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

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

The accompanying notes are an integral part of these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held- for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

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

The accompanying notes are an integral part of these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

The accompanying notes are an integral part of these financial statements.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

	a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash and equivalents	2011	2010

Held at a major Canadian financial institution	$6,879,002	$15,911,974
Peruvian financial institution	25,717	-
	$6,904,719	$15,911,974

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment- grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2011, the cash and cash equivalents balance of $6,904,719 will likely be sufficient to meet the needs for the coming year. Liabilities as at January 31, 2011 are as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

The accompanying notes are an integral part of these financial statements.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

c)	Market risk (cont’d…)

i.	Interest rate risk

The Company’s cash and cash equivalents consists of cash and cash equivalents held in bank accounts that earn interest at variable interest rates. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

ii.	Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles and the Company conducts business activities outside of Canada. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction. The Company’s sensitivity analysis suggests that a consistent 10 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.10:1.00) would change foreign exchange gain or loss by approximately $7,744.

iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

5.	PROPERTY AND EQUIPMENT

	2011			2010
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$35,293	$15,378	$19,915	$23,644	$8,192	$15,452
Office equipment	57,744	22,580	35,164	57,744	12,262	45,482
Leasehold improvements	17,061	9,749	7,312	17,061	5,571	11,490
	$110,098	$47,707	$62,391	$98,449	$26,025	$72,424

The accompanying notes are an integral part of these financial statements.

6.	MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total

Balance, January 31, 2009 (note 3)	$15,132,470	$1,266,194	$799,638	$17,198,302

Acquisition costs:
Cash payments	877,746	19,009	103,170	999,925
Common shares issued	680,874	366,500	898,126	1,945,500
Deferred exploration costs:
Incurred during the year:
Field expenses	1,018,661	-	-	1,018,661
Data acquisition and analysis	1,194,376	-	-	1,194,376
Peruvian value added tax	174,122	-	-	174,122
Land maintenance and tenure	351,252	-	-	351,252
Personnel	711,570	-	-	711,570
Public relations	158,745	-	-	158,745
Survey and mapping	61,380	-	-	61,380
Travel	429,819	-	-	429,819
Total expenditures for the year	5,658,545	385,509	1,001,296	7,045,350

Balance, January 31, 2010	20,791,015	1,651,703	1,800,934	24,243,652

Acquisition costs:
Cash payments	201,892	72,027	-	273,919
Common shares issued	-	432,000	-	432,000
Deferred exploration costs:
Incurred during the year:
Field expenses	1,628,007	-	-	1,628,007
Data acquisition and analysis	1,886,675	-	-	1,886,675
Peruvian value added tax	159,600	-	-	159,600
Land maintenance and tenure	130,216	52,229	58,100	240,545
Personnel	3,042,195	-	-	3,042,195
Public relations	390,198	-	-	390,198
Survey and mapping	249,251	231,550	307,044	787,845
Travel	1,606,198	-	-	1,606,198
Total expenditures for the year	9,294,232	787,806	365,144	10,447,182

Balance, January 31, 2011	$30,085,247	$2,439,509	$2,166,078	$34,690,834
Represented by:
Acquisition costs	$10,033,821	$2,155,730	$1,800,934	$13,990,485
Exploration costs	20,051,426	283,779	365,144	20,700,349

Balance, January 31, 2011	$30,085,247	$2,439,509	$2,166,078	$34,690,834

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

The accompanying notes are an integral part of these financial statements.

6.	MINERAL PROPERTY INTERESTS (cont’d…)

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) and for which Canadian regulatory approval was also received. Peruvian Government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained.

	i)	Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in consideration for 750,000 common shares (issued) and US$250,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

	ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

	iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 3,400,000 common shares (issued) and US$270,000 (paid). The claims are included in the Central Zone and North Zone.

	iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

	v)	Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the claims. Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On November 4, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company paid US$3,000,000 and issued 8,600,000 common shares. These concessions are all within the Central Zone.

	vi)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

The accompanying notes are an integral part of these financial statements.

6.	MINERAL PROPERTY INTERESTS (cont’d…)

Property Acquisitions (cont’d…)

	vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Ventures Exchange (“TSXV”) approval (approved on June 15, 2010) and issue 50,000 common shares (issued) (note 13) on or before June 15, 2011; 200,000 common shares on or before June 15, 2012 and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

	viii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property, subject to TSXV approval (approved on July 13, 2010). In order to earn a 100% interest, the Company has to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months. The material terms are as follows:

	Cash Payments			Common shares

July 13, 2010	US$	30,000	(paid)
August 13, 2010				200,000	(issued)
On or before October 13, 2010	US$	40,000	(paid)
On or before November 13, 2010				200,000	(issued)
On or before April 13, 2011 (note 13)	US$	40,000	(paid)	200,000	(issued)
On or before July 13, 2011 (note 13)	US$	40,000	(paid)
On or before September 13, 2011 (note 13)				200,000	(issued)
On or before January 13, 2012				250,000
	US$	150,000		1,050,000

The claims are included in the North Zone.

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year ended January 31, 2010, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

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

The accompanying notes are an integral part of these financial statements.

6.	MINERAL PROPERTY INTERESTS (cont’d…)

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

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures. The Company is not aware of any AROs as of January 31, 2011 and 2010.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2011, the Company:

i)	Issued 2,191,940 common shares pursuant to the exercise of stock options for total proceeds of $1,356,912 and transferred related contributed surplus of $371,543.

ii)	Issued 2,327,500 common shares pursuant to the exercise of warrants for total proceeds of $1,572,875 and transferred related contributed surplus of $525,201.

iii)	Issued 200,000 common shares valued at $0.84 per share and 200,000 common shares valued at $1.32 for mineral properties for a total of $432,000 (note 6(viii)).

During the year ended January 31, 2010, the Company:

i)	Issued 62,500 common shares pursuant to the exercise of stock options for total proceeds of $18,750 and transferred related contributed surplus of $11,669.

ii)	Issued 675,000 common shares pursuant to the exercise of warrants for total proceeds of $438,750.

iii)

Issued 2,650,000 common shares for mineral properties, 1,650,000 shares valued at $0.67 per share for a total of $1,105,500 and 1,000,000 common shares valued at $0.84 per share for a total of $840,000 (note 6 (i), (iv) and (v)).

The accompanying notes are an integral part of these financial statements.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

iv)

Closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for gross proceeds of $6,000,000. Each unit is comprised of one common share of the Company and one- half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of the Company at a price of $0.65 per share until March 31, 2011. If the volume weighted average closing price of the Company’s common shares on the TSXV exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011. In addition, the Agent received a corporate finance fee of 100,000 units, each unit having the same terms as the placement units above.

v)

Closed a bought deal private placement of 9,971,850 units at $1.05 per unit for total gross proceeds of $10,470,443. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 26, 2011. In connection with this offering, the underwriters received a cash commission equal to 4.5% of the total gross proceeds raised and an aggregate of 947,325 compensation options, each compensation option unit having the same terms as the placement units above.

vi)

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

On May 27, 2010, the Company granted 1,900,000 stock options to directors, officers and consultants of the Company. The options vested at the grant date except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $0.85 per share for a period of two years.

On November 3, 2010, the Company granted 150,000 stock options to an employee of the Company. The options vested at the grant date. All the options are exercisable at a price of $1.35 per share for a period of two years.

On January 25, 2011, the Company granted 1,500,000 stock options to directors, officers. employees and consultants of the Company. The options vested at the grant date except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $1.20 per share for a period of two years.

The accompanying notes are an integral part of these financial statements.

8.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock options (cont’d…)

A summary of the status of the stock option plan as of January 31, 2011, and changes during the year ended on those dates is presented below:

	2011		2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding, beginning of year	7,644,825	$0.87	3,600,000	$1.09
Granted	3,550,000	$1.02	5,097,325	$0.80
Exercised	(2,191,940)	$0.62	(62,500)	$0.30
Cancelled/Expired	(1,790,000)	$1.37	(990,000)	$1.37
Options outstanding, end of year	7,212,885	$0.89	7,644,825	$0.87

The weighted average remaining life of options outstanding at January 31, 2011 was 1.09 years.

Stock options outstanding are as follows:

	2011			2010
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable

May 23, 2010	$1.40	-	-	$1.40	1,640,000	1,640,000
January 7, 2011	$0.30	-	-	$0.30	907,500	907,500
April 9, 2011 (Note 13(b))	$0.60	1,500,000	1,500,000	$0.60	1,550,000	1,550,000
June 10, 2011	$0.60	-	-	$0.60	250,000	250,000
August 31, 2011	$0.50	70,000	70,000	$0.50	150,000	37,500
October 30, 2011	$0.45	575,000	575,000	$0.45	700,000	512,500
January 29, 2012	$1.09	1,375,000	1,375,000	$1.09	1,500,000	1,400,000
May 27, 2012	$0.85	1,825,000	1,750,000	-	-	-
November 3, 2012	$1.35	150,000	150,000	-	-	-
January 25, 2013	$1.20	1,500,000	1,325,000	-	-	-
		6,995,000	6,745,000		6,697,500	6,297,500

July 26, 2011 (Agent’s options)	$1.05	217,885	217,885	$1.05	947,325	947,325
		7,212,885	6,962,885		7,644,825	7,244,825

Stock-based compensation

During the year ended January 31, 2011, the Company granted 3,550,000 (2010 – 5,097,325; 2009 – 3,600,000) stock options with a fair value of $2,043,346 (2010 - $1,680,186; 2009 - $1,918,829), or $0.58 (2010 - $0.41; 2009 - $0.53) per option, calculated using the Black-Scholes option pricing model. Stock-based compensation charges for the year ended January 31, 2011 totalled $2,043,346 (2010 - $1,680,186; 2009 - $1,918,829), of which $1,061,516 (2010 - $1,352,156; 2009 - $1,686,514) was allocated to consulting fees, $289,966 (2010 -$149,231; 2009 - $143,221) was allocated to investor relations, $36,795 (2010 - $20,234; 2009 - $34,944) to professional fees, $9,604 (2010 - $nil; 2009 - $14,805) to offices and miscellaneous expenses and $645,465 (2010 - $158,565; 2009 - $39,345) was allocated to mineral property interests.

The accompanying notes are an integral part of these financial statements.

8.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	2011	2010	2009

Risk-free interest rate	1.72%	1.30%	2.48%
Expected life of options/warrants	2 years	2 years	2 years
Annualized volatility	111.75%	116.57%	104.83%
Dividend rate	0.00%	0.00%	0.00%

Warrants

	2011		2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of the year	14,415,089	$1.20	-	$-
Issued	-	$-	15,090,089	$1.17
Exercised	(2,327,500)	$0.68	(675,000)	$0.65

Balance, end of the year	12,087,589	$1.30	14,415,089	$1.20

The weighted average remaining contractual life of warrants outstanding at January 31, 2011 was 0.37 year.

At January 31, 2011, warrants were outstanding as follows:

	2011		2010
	Number of		Number of
Expiry Date	Warrants	Exercise Price	Warrants	Exercise Price

March 31, 2011 (Note 13(c))	4,247,500	$0.65	5,375,000	$0.65
March 31, 2011	-	$-	1,200,000	$0.70
July 26, 2011	5,459,588	$1.65	5,459,588	$1.65
July 29, 2011	2,380,501	$1.65	2,380,501	$1.65
	12,087,589		14,415,089

9.	RELATED PARTY TRANSACTIONS

During the year ended January 31, 2011, the Company entered into the following transactions with related parties:

	a)	Paid or accrued consulting fees of $297,540 (2010 - $254,600; 2009 - $151,500) to companies related to officers and directors, not including stock-based compensation.

	b)	Paid or accrued consulting fees of $223,274 (2010 - $88,000; 2009 - $12,000) to an officer and directors.

c)

Paid or accrued exploration expenditures of $218,508 (2010 - $98,283; 2009 - $604,393), office and miscellaneous expenses of $35,401 (2010 - $80,220; 2009 - $53,966), consulting fees of $138,842 (2010 - $141,666; 2009 - $122,518), travel and promotion expenses of $164,774 (2010 - $78,946; 2009 - $81,055), regulatory expenses of $3,950 (2010 - $3,950; 2009 – $nil), property investigation expenses of $nil (2010 - $5,850; 2009 - $nil), leasehold improvements of $nil (2010 - $nil; 2009 - $17,061) donation expense of $nil (2010 - $3,000; 2009 - $nil), investor relations expenses of $9,281 (2010 - $4,129; 2009 - $5,790), and prepaid expenses of $751 (2010 - $nil) to a company with officers in common for reimbursement of expenditures.

The accompanying notes are an integral part of these financial statements.

9.	RELATED PARTY TRANSACTIONS (cont’d…)

d)

Due to related parties is comprised of $160,681 (2010 - $42,308) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs, $45,248 (2010 - $nil) to a company related to a director and $2,554 (2010 - $nil) to a director. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates (2011 – 28.33%; 2010 – 29.88%; 2009 – 30.92%) is as follows for years ended January 31:

	2011	2010	2009
			(note 3)
Net loss for the year	$(3,996,832)	$(3,605,068)	$(2,646,137)

Expected income tax recovery	$(1,132,322)	$(1,077,659)	$(818,189)
Permanent differences	2,209	2,173	886
Stock-based compensation	396,020	454,660	582,097
Other temporary differences	135,853	(196,887)	(71,204)
Effect of rate reduction	(12,478)	101,431	45,411
Effect of tax rate in other jurisdiction	74,219	-	-
Unrecognized benefit of non-capital losses	536,499	716,282	260,999
	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2011	2010

Non-capital losses	$1,652,667	$870,867
Mineral property interests	(512,983)	(303,738)
Share issue costs	177,211	215,703
Property and equipment	1,771	(665)
	1,318,666	782,167
Valuation allowance	(1,318,666)	(782,167)
	$-	$-

The Company has available for deduction against future taxable income in Canada and Peru non-capital losses of approximately $6,381,000. These losses, if not utilized, will expire through to 2031. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $33,847,000 available to reduce future income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

11.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

		2011			2010
	Canada	Peru	Total	Canada	Peru	Total

Cash (indebtedness)	$6,879,002	$25,717	$6,904,719	$15,911,974	$(43,902)	$15,868,072
Mineral property interests	-	34,690,834	34,690,834	-	24,243,652	24,243,652
Other assets	231,799	41,405	273,204	99,914	173,185	273,099
Total assets	$7,110,801	$34,757,956	$41,868,757	$16,011,888	$24,372,935	$40,384,823

12.	CAPITAL MANAGEMENT

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

There were no changes in the Company’s approach to capital management during the year ended January 31, 2011. The Company is not subject to externally imposed capital requirements.

13.	SUBSEQUENT EVENTS

Subsequent to January 31, 2011:

	a)	On April 14, 2011, the Company issued 200,000 shares valued at $0.45 per share and US$40,000 was paid towards the acquisition of the Cangaza Property in Peru (note 6(viii)).

b)

The Company issued 270,000 common shares at a price of $0.60 per share for total proceeds of $ 162,000 with respect to stock options exercised. In addition, 1,230,000 stock options with an exercise price of $0.60 per share expired unexercised.

c)

The Company issued 2,362,000 common shares pursuant to the exercise of warrants at a price of $0.65 per share for total proceeds of $1,535,300. In addition, 1,885,500 share purchase warrants at a price of $0.65 expired unexercised.

	d)	On July 13, 2011, the Company issued 200,000 shares valued at $0.165 per share and US$40,000 was paid towards the acquisition of the Cangaza Property in Peru (note 6(viii)).

	e)	On July 25, 2011, the Company issued 50,000 shares valued at $0.18 per share towards the acquisition of the Marita Property in Peru (note 6(vii)).

14.	COMPARATIVE FIGURES

Certain of the figures for 2010 and 2009 have been reclassified to conform to the presentation adopted for the current year.

The accompanying notes are an integral part of these financial statements.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

	a)	Differences in accounting principles

		i.	Exploration expenditures

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

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7. For the purpose of providing the deficit accumulated during the exploration stage for the consolidated statements of shareholders’ equity and balance sheets, the amount considers only the losses for the November 19, 2007 to January 31, 2011, the period in which the Company has undertaken new exploration stage activities.

The accompanying notes are an integral part of these financial statements.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Differences in accounting principles (cont’d…)

i)	Reconciliation of total assets, liabilities and shareholders’ equity

	2011	2010
Total assets per Canadian GAAP	$41,868,757	$40,384,823
Expenditures on mineral property interests expensed under US GAAP	(20,700,349)	(10,959,085)
Total assets per US GAAP	$21,168,408	$29,425,738
Total liabilities per Canadian and US GAAP	$542,783	$387,706
Total shareholders’ equity per Canadian GAAP	41,325,974	39,997,117
Expenditures on mineral property interests expensed under US GAAP	(20,700,349)	(10,959,085)
Total shareholders’ equity per US GAAP	20,625,625	29,038,032
Total liabilities and shareholders’ equity per US GAAP	$21,168,408	$29,425,738

ii)	Reconciliation of net loss and comprehensive loss :

Statements of operations for the years ended January 31,

	2011	2010	2009
			(Note 3)
Reconciliation of net loss

Net loss per Canadian GAAP	$(3,996,832)	$(3,605,068)	$(2,646,137)
Expenditures on mineral property interests expensed under US GAAP	(9,741,264)	(4,099,925)	(6,384,962)

Net loss per US GAAP	$(13,738,096)	$(7,704,993)	$(9,031,099)

Basic and diluted loss per share in accordance with Canadian GAAP	$(0.06)	$(0.07)	$(0.11)

Basic and diluted loss per share in accordance with US GAAP	$(0.20)	$(0.15)	$(0.36)

Weighted average number of common shares outstanding	69,372,422	49,819,536	24,859,595

The accompanying notes are an integral part of these financial statements.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Differences in accounting principles (cont’d…)

i)	Reconciliation of net loss and comprehensive loss (cont’d…):

Statement of comprehensive loss for the years ended January 31,

	2011	2010	2009
			(Note 3)

Comprehensive loss in accordance with Canadian GAAP	$(3,996,832)	$(3,605,068)	$(2,646,137)
Expenditures on mineral property interests expensed under US GAAP	(9,741,264)	(4,099,925)	(6,384,962)

Comprehensive loss in accordance with US GAAP	$(13,738,096)	$(7,704,993)	$(9,031,099)

iv.	Reconciliation of cash flows :

Statements of cash flow for the years ended January 31,

	2011	2010	2009
			(Note 3)
Net cash used in operating activities in accordance with Canadian GAAP	$(2,326,220)	$(1,673,834)	$(743,448)
Adjustments to net loss involving use of cash
Write-off of capitalized mineral property interest costs	(9,124,200)	(4,035,849)	(6,401,392)
Net cash used in operating activities in accordance with US GAAP	(11,450,420)	(5,709,683)	(7,144,840)

Net cash used in investing activities in accordance with Canadian GAAP	(9,412,456)	(4,287,855)	(11,521,213)
Reclassification of capitalized mineral property interests expenditures	9,124,200	4,035,849	6,401,392
Net cash used in investing activities in accordance with US GAAP	$(288,256)	$(252,006)	$(5,119,821)

The accompanying notes are an integral part of these financial statements.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	b)	Recent US accounting pronouncements

i.

In September 2009, the FASB reached a consensus on Accounting Standards Update (“ASU”) -2009- 13 “Revenue Recognition” (“ASC 605”) – “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), and ASU 2009-14 “Software” (“ASC 985”) – “Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple- element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: (i) VSOE or (ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non- software components that function together to deliver a product’s essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. However, these provisions are not expected to have a material impact on the Company’s consolidated financial statements or results of operations.

ii.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”) applicable to FASB ASC 820- 10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial positions.

iii.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which amends ASC Topic 855 (“ASC 855”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company’s consolidated financial statements or results of operations.

iv.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise

The accompanying notes are an integral part of these financial statements.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	b)	Recent US accounting pronouncements (cont’d…)

qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements or results of operations.

i.

In May 2010, the FASB issued ASU 2010-19, Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates – An announcement made by the staff of the U.S. Securities and Exchange Commission (“ASU 2010-19”). The purpose of this ASU is to codify the SEC staff announcement made at the March 18, 2010, EITF meeting providing the SEC staff’s views on certain foreign currency issues related to investments in Venezuela. For more information on this SEC staff announcement, see our Hot Topic dated March 24, 2010. Staff announcements made at EITF meetings are generally effective as of the announcement date, in this case, March 18, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements or results of operations.

ii.

In December 2010, the FASB issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”). This guidance reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements or results of operations.

iii.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 provides amendments to the FASB Accounting Standards CodificationTM (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements or results of operations.

The accompanying notes are an integral part of these financial statements.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1(1)	Articles effective August 21, 2006.
4.1(2)	Option Agreement with Jose Clemente Contreras Centeno and Ylmany Diomar Barrenechea Solis dated July 7, 2010 whereby we were granted the option to earn a 100% interest in the Cangaza Property.
4.2(2)	Option Agreement with Michelle Berendson Berninzon dated June 11, 2010 whereby we were granted the option to earn a 100% interest in the Marita Property.
4.3(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.
4.4(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.
4.5(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.
4.6(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.
4.7(3)	Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated August 18, 2008.
4.8(3)	First Amendment to the Royalty Option Agreement between Dorato Resources Inc. and Franco- Nevada Corporation dated March 30, 2009.
4.9(3)	Stock Option Plan.
8.1(3)	List of Subsidiaries (see Item 4.C – Organizational Structure)
11.1(1)	Code of Ethics.
12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 1, 2008 with the Securities and Exchange Commission.

(3)	Incorporated by reference from our Annual Report on Form 20-F filed on August 24, 2009 .with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/	Keith J. Henderson
By:	Keith J. Henderson,
President & CEO

Date: July 29, 2011