Form 20-F
period 2012-01-31
DORATO RESOURCES INC
filed 2012-06-13
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

[   ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2012

Or

[   ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

[   ] Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 000-33299

DORATO RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#2300 – 1177 West Hastings Street
Vancouver, British Columbia, V6E 2K3
(Address of principal executive offices)

Rowland Perkins

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

Title of Each Class	Outstanding at January 31, 2012
Common Shares, no par value	76,639,977

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
Yes: [   ]     No: [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: [ ]	Accelerated filer: [ ]	Non-accelerated filer: [√ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [√ ]	Other [ ]
By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[√ ] Item 17        [   ] Item 18

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

PART I

Effective from February 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS. These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. Our adoption date of IFRS was February 1, 2011, with a transition date of February 1, 2010. Please note that our prior annual consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and included a reconciliation to United States generally accepted accounting principles, which may not be comparable to IFRS. Please refer to Note 17 of our annual consolidated financial statements included herein for a discussion on the impact of our transition from Canadian generally accepted accounting principles to IFRS.

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

3.A              Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2012 and 2011 and February 1, 2010 and for the years ended January 31, 2012 and 2011, together with the notes thereto, which appear elsewhere in this annual report. Our adoption date of IFRS was February 1, 2011 with a transition date of February 1, 2010. Our consolidated financial statements as of and for the years ended January 31, 2012 and 2011 have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

The financial data set forth in this Annual Report is expressed in Canadian dollars (“Cdn$”, “CAD” or “$”) unless otherwise noted as reported in US dollars (“US$” or “USD”). During our 2010 fiscal year, the Company changed its reporting currency from the United States dollar to the Canadian dollar. The change was consistent with our change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006.

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) as at January 31, 2012 and 2011 for the two fiscal years ended January 31, 2012 and 2011. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Years Ended January 31 IFRS
	2012 Cdn $	2011 Cdn $
Revenue	Nil	Nil
Net Loss and comprehensive loss for the year	(17,091,671)	(13,728,240)
Basic and diluted loss per share	(0.22)	(0.20)

	Years Ended January 31 IFRS
	2012 Cdn $	2011 Cdn $
Total Assets	6,563,479	21,168,408
Total Liabilities	1,071,974	542,783
Capital Stock	55,279,506	53,339,099
Shareholders’ Equity (Deficit)	5,491,505	20,625,625

There is no difference between IFRS and and U.S. generally accepted accounting principles (U.S. GAAP) for the Company’s financial information as of January 31, 2012 and 2011.

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 75,840,556 for the year ended January 31, 2012; and 69,372,422 for the year ended January 31, 2011; 49,819,536 for the year ended January 31, 2010; 24,859,595 for the year ended January 31, 2009; and 5,399,532 for the fiscal year ended January 31, 2008.

During the year ended January 31, 2012, the Company changed its accounting policy for mineral exploration costs from capitalizing to being included in profit or loss of the year. The following selected financial data as at January 31, 2010, 2009 and 2008 and for the three fiscal years ended January 31, 2010, 2009 and 2008 has been prepared in accordance with U.S. GAAP, based on the audited consolidated financial statements (previously filed with our Annual Reports on Form 20-F) for the 2010,2009 and 2008 fiscal years, adjusted to reflect the change in accounting policy.

	Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $
Consolidated Statement of Operations and Comprehensive Loss
Net Loss and comprehensive loss for the year	(3,605,068)	(2,646,137)	(281,832)
Change of accounting policy Expenditures on mineral property interests expensed	(4,099,925)	(6,384,962)	(474,198)
Net Loss and comprehensive loss for the year	(7,704,993)	(9,031,099)	(756,030)
Basic and diluted loss per share	(0.15)	(0.36)	(0.14)

	Years Ended January 31
	2010 Cdn $	2009 Cdn $	2008 Cdn $
Consolidated Balance Sheets
Total assets	40,834,823	19,522,698	6,395,149
Change of accounting policy Expenditures on mineral property interests expensed	(10,959,085)	(6,859,160)	(474,198)
Total assets	29,425,738	12,663,538	5,920,951
Total liabilities	387,706	421,976	241,269
Total shareholders’ equity	39,997,117	19,100,722	6,153,880
Change of accounting policy Expenditures on mineral property interests expensed	(10,959,085)	(6,859,160)	(474,198)
Total shareholders’ equity	29,038,032	12,241,562	5,679,682
Total liabilities and shareholders’ equity	29,425,738	12,663,538	5,920,951

To date, the Company has not generated any cash flow from its activities to fund on-going activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2012, the cash and cash equivalents balance of $60,151 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2013.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada. On May 29, 2012, the exchange rate was USD 1.00 per CAD 1.0253. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
May 2012	1.0023	0.9830
April 2012	1.0050	0.9800
March 2012	1.0035	0.9842
February 2012	1.0040	0.9844
January 2012	1.0295	0.9966
December 2011	1.0423	1.0052

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2012	2011	2010	2009	2008
Average Rate during Year (1)	0.9907	1.0260	1.1272	1.0849	1.0603
Year End	1.0052	1.0022	1.0693	1.2265	1.0038
High	1.0604	1.0778	1.2991	1.2935	1.1855
Low	0.9449	0.9862	1.0234	0.9765	0.9215

(1)	The average exchange rate is based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.

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

The report of our independent auditors on our financial statements for the year ended January 31, 2012 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

Risks Associated with Exploration

The Company has no known reserves on its interests in exploration properties.

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

The development of interests in exploration properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection. Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue, commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

The Company relies on a limited number of properties.

The Company’s only current properties of interest are the Cordillera del Condor property located in Amazonas and Cajamarca regions, and the Deborah property, located in Cajamarca Region, Peru. As a result, unless the Company acquires additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

All of the interests in exploration property held by the Company are located in Peru. Those properties within the Cordillera del Condor are held through option agreements that can only be exercised by the Company upon receipt of a Supreme Decree from the Peruvian Government, as Peruvian law requires a Supreme Decree with respect to the Company’s properties when the Company is a foreign entity and its properties are located within 50 kilometers of the Peruvian national border. The Company has applied for, but not been issued, the Supreme Decree, and there can be no guarantee that the Supreme Decree will be issued. The Deborah property is not subject to this rule as it is farther than 50 kilometers from the border.

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

The Company will require additional capital to meet its capital requirements for 2012 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for 2012. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). The Board has resolved that any transaction either at the Company level or of a subsidiary level, with entities having directors, officers or significant shareholders in common, must be approved by disinterested Board members. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

U.S. investors in our Common Shares should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2012, and may be a PFIC in the current and future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share. The market price of the Common Shares over the year ended January 31, 2012 and through May 29, 2012 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

The board of directors is currently comprised of four directors, only one of whom is independent.

The Board is currently comprised of four directors, only one of whom is independent. The Company is actively attempting to appoint an additional independent director to the Board in order to bring the Company into compliance with the corporate governance rules and regulations that it is subject to in Canada, however there is no assurance when this will occur, if at all. The lack of independent directors on the Board may weaken the quality of oversight of the Company’s management and compromise the Board’s effectiveness in carrying out its duties and responsibilities.

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

On October 18, 2007, the Company commenced its present business of acquiring and exploring natural resource properties by entering into five agreements with several Peruvian nationals and a Peruvian company to acquire options to earn a 100% interest in 70 mineral claims located in Peru and to acquire certain mining concessions. On April 24, 2008, the TSX Venture Exchange (the “TSX.V”) accepted for filing the documentation related to these option contracts, and the Company’s listing was transferred from the NEX to the TSX.V effective April 25, 2008.

The Company’s head office is located at #2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, the phone number is (604) 638-5817 and the fax number is (604) 408-7499. The Company’s registered and records office and address for service is #2600 - 595 Burrard Street, Vancouver, British Columbia, Canada.

4.B              Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration of mineral properties. The Company currently has rights to acquire interests in a number of mineralproperties in Peru. The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties are beyond the preliminary exploration stage. There are currently no identified mineral resources or mineral reserves on any of the Company’s mineral properties.

The Company has entered into seven option agreements granting the option to earn a 100% interest in certain mineral claims and mining concessions located in Peru that we collectively refer to as the Cordillera del Condor Project (consisting of the Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property, David Property, Marita Property and Cangaza Property) and one option agreement granting us the option to earn a 100% interest in the Deborah Property. Peruvian Government approval is required prior to exercising the options to acquire these properties and [, as described below,] this approval is in the process of being obtained [for certain of the properties]. We previously held an additional option agreement related to the Cordillera del Condor Project, the option agreement for the Afrodita Property, but we terminated this agreement in May, 2012 in order to reduce our holding costs.

The material terms of our option agreements are as follows:

  We have fulfilled the commercial terms of the option to earn 100% interest in the Vicmarama Property. In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares. 250,000 shares were issued on TSX-V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009. We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Maravilla Property. In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,250,000 common shares, which have been issued. We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn a 100% interest in the Lahaina 1 Property. In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares. We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Lahaina 2 Property. In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval and an additional 500,000 shares were issued on April 16, 2009. The remaining 750,000 shares were issued on November 17, 2009. We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On June 5, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in the David Property. In order to earn a 100% interest we agreed to pay US$66,031 plus an additional consideration of US$5,000 on exercise of the option/assignment. The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

  On June 11, 2010, the Company entered into an option agreement to acquire a 100% interest in the Marita Property In order to earn the 100% interest we will pay US$200,000 within 10 days of TSX-V approval (approved on June 15, 2010 and paid) and issue an aggregate of 1,000,000 shares. 50,000 shares were issued on July 25, 2011, an additional 200,000 on or before June 15, 2012 and 750,000 on or before June 15, 2013. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Cangaza Property by making cash payments of US$150,000 and issuing 1,050,000 common shares. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On September 16, 2011, the Company entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. Under the terms of the option agreement, the Company can acquire a 100% interest in the property in exchange for cumulative payments of US$6,000,000 over a minimum of 5 years. The detailed terms of the option agreement are summarized in the table below.
Event	USD Cash Payments
TSX-V Approval ‘effective date’	$50,000 (paid)
On commencing drill-testing ‘drill date’	$200,000
1 year anniversary of drill date	400,000
2 year anniversary of drill date	600,000
3 year anniversary of drill date	900,000
4 year anniversary of drill date	1,200,000
5 year anniversary of drill date	2,650,000
6,000,000

The option agreement required an immediate payment of $50,000 on receipt of TSX-V approval (“Effective Date”). This payment was made and the Company commenced systematic surface exploration of the property in early February, 2012. A second payment of $200,000 is payable on the commencement of drilling (“Drill Date”) and all subsequent payments are tied to this drill-related anniversary. In addition, a royalty of $4.00 per ounce of gold produced is payable to the underlying vendors, up to a maximum of $2,000,000. There was no finder’s fee paid by the Company in connection with the Option Agreement.

  In May, 2012, we terminated our option agreement relating to the Afrodita Property in the Cordillera del Condor Project in order to reduce our holding costs. As a result, the Company no longer holds any interest in this property and at January 31, 2012, the Company’s interest in this property ($7,957,496) was written off.

Private Placements

The Company did not complete any financings during the year ended January 31, 2012.

On May 25, 2012, the Company closed a non-brokered private placement financing through the issuance of 13,190,391 shares at a price of $0.09 per share for total gross proceeds to the Company of $1,187,135 (the "Offering"). Proceeds from the Offering will be used to finance initial exploration of its Deborah Gold Property (100% owned) in Cajamarca, Peru and for general working capital.

Royalty Agreement with Franco-Nevada

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). Pursuant to this agreement, Dorato granted Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land package covering approximately 417 square kilometers (the "Option") which is part but not all of the concessions on the Lahaina 1 and 2, Maravilla and Vicmarama properties. The material terms of the Option were as follows:

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

Amended Royalty Agreement

Dorato and Franco-Nevada entered into a certain Subscription Agreement dated March 31, 2009 pursuant to which Franco-Nevada agreed to purchase 2,000,000 units for $0.50 per Unit with each Unit to consist of one common share and one-half of one common share purchase warrant. Each full warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011. As additional consideration for Franco’s subscription, Dorato agreed to amend the July 18, 2008 Royalty Option Agreement to expand the size of the Mineral Property to which Franco’s royalty will apply to 417 square kilometers.

Effects of Government Regulation

For a description of the material effects of government regulation on the Company’s business, see the disclosure contained under Item 5.A.

Current State of Operations

Cordilla del Condor and Deborah are ‘grassroots’ exploration projects, meaning that there are no existing mine operations within the project area. The level of exploration across the projects varies from early stage, where only initial exploration data has been generated, to advanced, where an initial phase of drilling has been completed.

Early stage exploration begins with review of satellite imagery and existing regional geology maps, followed by airborne geophysical surveys. Geophysical surveys are rapid assessment tools that help generate targets for further exploration. At Cordillera del Condor, a helicopter was flown on lines spaced 400 meters apart. The instruments on the helicopter measured the physical properties of the rocks on the ground, including magnetic, electromagnetics and radiometrics. Once that data was reviewed, targets were defined for additional work on the ground. This includes geological mapping and surface geochemical sampling of stream sediments, soils and rocks. This sampling helps define areas for more detailed sampling and mapping. Ultimately, drill targets are defined based on an assessment of all data collected.

Advanced exploration is focused on initial drill-testing of these targets. This phase may involve anything from 5 to 50 drill holes depending on the type of mineral deposit encountered and the level of information required to make a decision to move forward. The ultimate aim is to discover a mineral deposit worthy of additional investigation.

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

4.C              Organizational Structure

The significant subsidiaries of Dorato Resources Inc. are:

Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2012 and 2011

Dorato Peru S.A.C.[1]	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.[2]	Peru	Holding company	99% (2011 – nil)

1.	Dorato Peru S.A.C. (“Dorato Peru”) was incorporated in Peru on April 25, 2007.
2.	Compania Minera la Luminosa S.A.C. (“Luminosa”) was incorporated in Peru on August 23, 2011. Luminosa holds the exploration rights on the Deborah property.

4.D              Property, Plants and Equipment

National Instrument 43-101 Compliance

Except as otherwise indicated, John Drobe, P.Geo., the Company’s Vice-President of Exploration and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.

Mineral Properties – Cordillera del Condor

The Cordillera del Condor property is comprised of mineral claims and mining concessions, comprising approximately 99,617 hectares, located in northern Peru. The mineral rights extend along the easterly to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Peru and Ecuador. The area is sparsely populated and covered by tropical rain forest. The mean elevation of the area is about 1,200 meters above sea level.

TARICORI
LUCERO
Afrodita Concessions
COBRECON
COBRECON SURESTE
COBRECON SUR
drill holes
Mirador & Mirador Norte Cu-Au Porphyries
Fruta del Norte Epithermal Au
PONCE ANTUNEZ BLOCK
CANGAZA BLOCK
Chinapintza Epithermal Au
El Hito Cu-Porphyry
Santa Barbara Au-Skarn
Nambija Au-Skarn District
AREA OF INSET
ECUADOR
PERU
MAIN BLOCK
SOUTHERN BLOCK
N
0 5 10
kilometres
Post-mineralization Cretaceous Sediments
arenite, redbeds
limestone, shale
quartz arenite
Late Jurassic Skarn & Epithermal Hosts:
arenite, minor limestone
calcalkaline volcanic rocks
Porphyry Host:
granite, diorite, subvolcanic dacite
Late Triassic - Early Jurassic Skarn & Epithermal Hosts:
marine shales, carbonate
Marañon complex
CORDILLERA DEL CONDOR
Geology & Regional Prospects

Map of Mineral Properties, with geology and other mineral prospects. The area covered by Minera Afrodita concessions( in which the Company no longer has any interest) is shown in the cross-hatch pattern in the map inset.

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

______________________________________________
1 All the Lahaina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11th 2007.
2 All the Maravilla Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11th 2007.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
VICMARAMA 9	010455806	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 10	010454906	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	900.00
VICMARAMA 13	010455106	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	808.88
VICMARAMA 14	010456006	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	674.68
VICMARAMA 15	010456206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
VICMARAMA 16	010455606	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	967.02
VICMARAMA 17[3]	010460206	CARLOS ARMANDO BALLÓN BARRAZA	2006-10-27	1,000.00
MARAVILLA 19	010023208	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	1,000.00
MARAVILLA 20	010023308	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	500.00
MARAVILLA 21	010023408	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	700.00
MARAVILLA 22	010023508	CARLOS ARMANDO BALLON BARRAZA	2008-01-15	219.74
DAVID B1	010326408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B2	010326508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B3	010326608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B4	010326708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B5	010326908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B6	010326808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	534.11
DAVID B7	010327008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B8	010327108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B9	010327208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B10	010327308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B11	010327408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B12	010327508	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B13	010327608	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B14	010327708	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B15	010327808	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	556.46
DAVID B16	010327908	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	800.00
DAVID B17	010328008	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B18	010328108	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B19	010328208	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B20	010328308	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	1,000.00
DAVID B21[4]	010328408	CARLOS ARMANDO BALLON BARRAZA	2008-06-02	700.00
EESM 9	010645407	MICHELLE BERENDSON BERNINZON	2007-12-11	997.48
EESM 10	010645507	MICHELLE BERENDSON BERNINZON	2007-12-11	873.94
EESM 11	010645607	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 12	010645707	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 13	010645807	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 14	010645907	MICHELLE BERENDSON BERNINZON	2007-12-11	926.45
EEMS 15	010646007	MICHELLE BERENDSON BERNINZON	2007-12-11	1,000.00
EESM 16	010646107	MICHELLE BERENDSON BERNINZON	2007-12-11	959.70
EESM 17	010646207	MICHELLE BERENDSON BERNINZON	2007-12-11	768.97
EESM 18	010646307	MICHELLE BERENDSON BERNINZON	2007-12-11	822.52
EESM 21	010000508	MICHELLE BERENDSON BERNINZON	2008-01-02	254.50
EESM 29	010330608	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 30	010330708	MICHELLE BERENDSON BERNINZON	2008-06-03	1,000.00
EESM 31	010330808	MICHELLE BERENDSON BERNINZON	2008-06-03	700.00
EESM 37	010364308	MICHELLE BERENDSON BERNINZON	2008-06-24	1,000.00
EESM 38[5]	010364208	MICHELLE BERENDSON BERNINZON	2008-06-24	600.00
Alto Cangaza 10	010655408	COMPAÑIA MINERA CANGAZA S.A.C.	2008-11-19	1,000.00
Alto Cangaza 11	010655208	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 12	010655308	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	900.00
Alto Cangaza 13	010655508	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	600.00
Alto Cangaza 14	010655708	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00

____________________________________________________
3 The Vicmarama and Pamina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October, 11th 2007.
4 Maravilla 19, 20, 21, 22 and David Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on June 5, 2009.
5 The EESM Mining Rights were part of a Mineral Option Transfer Agreement entered into by Michelle Berendson and Dorato Resources Inc. on June, 9th 2010.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
Alto Cangaza 15	010655608	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Cangaza 1	010656008	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Cangaza 2	010656108	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 1	010656208	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 2	010656308	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 3	010656408	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 4	010656508	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	800.00
Rio Ayambis 5	010656608	COMPAÑIA MINERA CANGAZA S.A.C	2008-11-19	327.004
Rio Ayambis 6A	010006909	COMPAÑIA MINERA CANGAZA S.A.C	2009-01-13	900.00
Rio Naraime 1	010655908	COMPAÑIA MINERA CANGAZA S.A.C6	2008-11-19	400.00
DANI[7]	010194409	ELSA LORENA ZUAZO VILLARROEL	2009-08-03	1,000.00
		TOTAL		99,617.594

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

Prior to Dorato, little exploration had been carried out on the Peruvian side of the border to date. With the changing of the mining law in 1992, Metales Y Finanzas, S.A. (“Metalfin”), a predecessor of Compania Minera Afrodita S.A.C., acquired a group of concessions adjacent to the Ecuador border and shortly thereafter expanded their holdings to cover an area more than 150 km long along the border region. Metalfin carried out minor preliminary prospecting, mapping and geochemical sampling in the central part of the claim block (northern part of the current Afrodita concessions) in 1993 and early 1994. Work was suspended due to the brief border dispute with Ecuador in early 2005. In 2003, with surface rights once again available for exploration, Anglogold Exploraciones Peru S.A.C. optioned the property from Metalfin/Afrodita and conducted initial exploration work consisting of mapping and sampling at El Tambo (now Taricori). They also undertook 500 meter spaced reconnaissance traverses for mapping and sampling. Stream sediment, pan concentrate, and biogeochemical samples were collected to the east, north, and south of Taricori within a radius of about 6 kilometers. Five target areas were identified with El Tambo (Taricori) being the first. The others were named Casa Quemada, Conaima 4, El Conguime, and Cobra 1.

Dorato’s concessions cover terrain which is prospective for gold-bearing porphyry copper, high and low sulfidation Au-Ag epithermal, and Au-Cu skarn type deposits. In 2008, a total of 155 square kilometers were geochemically and geophysically screened in the Taricori Block, resulting in the identification of multiple high-priority targets. Phase II reconnaissance and prospecting began in early July 2009 on multiple gold targets identified during Minera Afrodita’s 2008 work program. Phase III regional exploration began in July 2010 using airborne geophysical data collection to generate initial targets to be followed up with stream geochemical sampling. The regional airborne geophysical survey was completed in May, 2011 and collected the same magnetic and electromagnetic data as the 2008 airborne survey, with an additional radiometric component to potentially help identify porphyry mineralization. Magnetic, electromagnetic and radiometric data now covers 80 kilometers of strike length along the belt, or 90 000Ha.

Field work was suspended on the properties in August, 2011, due to a lack of funds. Since that time, the most significant development in the area is one of the larger projects on the Ecuador side of the Cordillera, the Mirador Cu-Au Porphyry deposit, owned by CRCC-Tongguan Investment, being permitted to proceed to the exploitation stage.

__________________________________________
6 All the Compañía Minera Cangaza S.A.C. shares were part of an Option Transfer Agreement entered with Dorato Perú S.A.C. on December, 28th 2009.
7 Dani was part of an Option Transfer Agreement entered into by Lorena Zuazo and Dorato Perú S.A.C. on December, 16th 2009.

Taricori Gold Zone

The Taricori Gold Zone drill program was completed in late 2010, and no further work is planned by the company, as the project falls entirely within the Minera Afrodita concession block released in May, 2012. The project was advanced through early-stage exploration to advanced exploration (initial drill-testing). The drill program discovered high-grade, narrow vein-hosted gold mineralization. However, the discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued.

Lucero Skarn and Porphyry

The Lucero discovery, located in the Taricori Block, was defined initially by coincident magnetic and electromagnetic geophysical anomalies and anomalous silt geochemistry. Follow-up rock sampling and trenching (48.9 meters grading 3.97 g/t gold and 0.25% copper) defined a mineralized zone 1,000 by 750 meters in size. Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners. On completion of early-stage exploration, Minera Afrodita moved to advanced exploration, completing 25 drill holes totalling 5,975 meters. The discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued. Only a small portion along the western margin of Lucero is affected by the release of the Minera Afrodita concessions, including three drill holes (LUC-04, 05 and 07) that did not intersect significant gold or copper mineralization. The company is seeking a joint venture agreement with a junior or mid-tier mining company, for whom the discovery could potentially be of considerable interest.

Cobrecon Cu-Au Porphyry

Cobrecon comprises three separate target areas. All areas have undergone early-stage exploration (geophysics, geochemistry, mapping, drill target generation). The Cobrecon Cu-Au porphyry target contains multiple anomalies over several kilometers and is the current drill target, with the Phase I drilling completed on the northern anomaly. Zonation of the soil geochemical anomaly suggests three porphyry systems are present. Two of these, Cobrecon and Cobrecon Sur, are now well-defined at surface by ridge and crest soil sampling, while the latest discovery, Cobrecon Este, is still open to the south and east, pending further soil sampling, but appears to be the same size as the other two anomalies based on the EM anomaly. The termination of the Minera Afrodita option agreement affects the Cobrecon area significantly, in that the northern target (Cobrecon) is divided roughly in half, with the southern portion retained, and the south anomaly (Cobrecon Sur) is reduced by roughly 75%, again with the southern portion retained. Cobrecon Este and anomalous silt samples to the south are unaffected by the change in concession coverage.

Drilling with two rigs got underway at the northern anomaly, Cobrecon, in mid-April 2011, with 3215 metres completed in ten holes. The holes intersected widespread, low-grade copper mineralization that remains open along the east margin. The southern holes intersected the highest-grade and most consistent mineralization, hosted within breccia, albeit within shorter intersections. Mineralization occurs as chalcopyrite, which is finely disseminated within the dacite and coarsely disseminated within the matrix of younger phreatic breccia. The better grades are associated with intense quartz stockwork and quartz-sericite alteration in the dacite, and potassic alteration within the breccia. Best results from holes 7 to 10 include; hole CBC-8, which intersected 103 metres (23 metres to 126 metres) grading 0.14% copper, or 0.19% copper equivalent. CBC-10, the northern-most hole, also demonstrates thick, pervasive mineralization, intersecting 170 metres (10 metres to 180 metres) grading 0.10% copper. Grades can be considered sub-economic at 0.1% to 0.2% copper, but the presence of such a large and pervasive mineralized system is encouraging for the two remaining drill targets (Cobrecon Sur and Cobrecon Este), which are defined by larger, more intense surface geochemical anomalies.

Map of northern Cobrecon target, showing portion returned to Minera Afrodita (Campana 2 concession).

Map of entire Cobrecon area, showing portion returned to Minera Afrodita (Campana 1 and 2, Hito, and Apu concessions).

Cordillera del Condor Regional Work – Project Pipeline

In addition to further drill testing of advanced targets at Cobrecon, regional target evaluation is on-going. During the latter part of 2010 and early 2011, airborne geophysical surveys were carried out over approximately 90% of the land position. Only approximately 20% of the total land position has been geochemically evaluated, and therefore target generation is primarily driven by results of the airborne geophysical surveying. A review of the data has outlined 18 geophysical targets that will be investigated on the ground with detailed silt and reconnaissance rock sampling and mapping. The targets are then re-prioritized based on the geochemical and geological results. The most robust soil and rock sample anomalies will then be drilled. This work was started in the main concession block, moving south from Cobrecon, but was halted due to social problems arising near target T12 in May 2011. Consequently the focus has shifted to the Ponce Atunez and Cangaza blocks, where exploration activity will not affect any communities. In due course, the intention is to complete early stage exploration on all targets and select the best targets for advanced exploration. Targets will be discussed in future once they are considered suitable for advanced exploration.

Mineral Properties – Deborah

On September 16, 2011, the Company signed an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. The property is located 1.5 hours east of the city of Cajamarca, with good access via paved and dirt roads. It is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold), though it is not possible to determine if similar results will be obtained from the property.

Regional Context

There are several major, large scale producing mines and significant development projects in the belt and, more importantly, in the immediate vicinity of the property. The geology between all local deposits is similar, with mineralization related to Miocene dacite porphyry stocks intruding Lower to Upper Cretaceous carbonate and sandstone units, though it is not possible to determine if the Deborah property will be similar.

Deborah Exploration History

There are numerous exploration and small scale gold production adits on the Deborah property developed over the last 100 years targeting gold-rich structures, replacements and breccia bodies. Newmont Peru drilled 13 holes at Deborah in 2006 in the area of historic workings, targeting the down dip extension of the near vertical mantos (bedding parallel layer) of gold and silver-bearing sulphides and related SE trending breccia zones along the western edge and in the southeast corner of the concession. A large area of almost no outcrop in the centre of the property was not drill tested, nor surface sampled.

The underlying property vendors have provided historical exploration data from Newmont’s exploration drill program. Gold and silver assay results include:

DRILLHOLE	THICKNESS (m)	GOLD (g/t)	SILVER (g/t)
DEB-002	9.20	1.26	2.6
DEB-003	51.35	0.51	3.4
and	44.00	0.73	12.3
DEB-004	47.75	0.59	18.0
DEB-005A	4.05	1.30	43.0

These holes appear to have targeted breccia in quartzite adjacent to an area of sulphide veining in the southwest corner of the concession, where surface channel samples returned anomalous precious metal values.

Deborah Geology & Mineral Potential

Thick-bedded to massive quartzite of the Late Jurassic Chicama Formation and/or Lower Cretaceous Chimu Formation is intruded by hornblende granodiorite and dacite porphyry, the latter of which forms a large recessively weathered stock under the west and south margins of the property, as well as narrow dikes and sills in the central zone. Carbonate of the Santa Formation is present in the northeast corner of the concession, in fault contact across a 1-5m wide pyrite-bearing breccia named the Punre Fault. These units are the same as those hosting mineralization at El Galeno 6 km to the northwest, and Michiquillay 6 km to the southwest.

The 13 holes drilled by Minera Yanacocha (Newmont) are concentrated in the area of historic workings, and appear to have targeted the down dip extension of the near-vertical gold-silver rich replacement bodies and related southeast trending breccia along the western edge of the concession. None of the holes were drilled under an extensive recessive zone northeast of the main quartzite hill. Part of this area was mapped in 2004 as dacite porphyry, though mapping completed in early 2012 identified mostly interbedded shale and sandstone.

Mineralization at the Galeno porphyry deposit is also recessive and forms a topographically low area in the surrounding resistive quartzite. The central recessive zone at Deborah is therefore considered a prospective area, as this is where highly fractured and mineralized zones might be expected to occur. The recessive zone is in fact on strike with the tectonic breccia related to the regional Punre fault, which geologically connects Deborah with the Hilorico gold-breccia target east of Galeno, and may represent a splay of the structure. Also, the carbonate could be an important unit in terms of hosting disseminated mineralization in permeable (decalcified) sandy horizons along strike and adjacent to the mineralized breccia. This target has yet to be drill tested.

Phase 1 Exploration Completed

The first phase of surface exploration commenced in February 2012 following receipt of approvals for surface access from the land title holders. Soil lines spaced 100 meters apart, with samples spaced 50 meters apart were covered a 120 Ha core area of the property. Outcrops within this area were also chip sampled, mostly over 1-2 meter lengths. Assay results from soils returned a maximum value of 1.78 g/t gold, with 20% of the soil samples returning >0.129 g/t gold and 10% returning >0.284 g/t gold. The sampling has defined two gold anomalies that are approximately 400 meters each in extent when contoured at the 0.1 g/t gold level. Both anomalies show a strong correlation with pathfinder elements arsenic and antimony, as well as silver and lead. Overburden, comprising quartzite talus from the main ridge, covers the area between the two anomalies and possibly mineralization linking them into a singular northeast-trending zone.

The central anomaly is a circular feature at the intersection of northwest- and southwest-trending structures, on the northeast flank of the main ridge. One artisanal working was discovered, and breccia within this assayed 0.43 g/t gold over 2 meters. The central anomaly has significantly less silver than the soil anomaly over the western breccias drilled by Newmont in 2006, suggesting a different type of mineralization. The northeastern anomaly abuts the eastern boundary of the concession and is open to the north. One rock sample from the south edge of the anomaly returned 1.24 g/t gold over 1.5 meters.

The soil samples returned better gold values than the soil samples, supporting the exploration model that gold mineralization at Deborah is hosted by recessive, sulphide-rich material that does not crop out well and remains under-sampled.

The second phase of surface work will be approximately 800 meters of hand-trenching and additional soil samples to close off the northeast anomaly. Some test pits will also be excavated in the area of talus to determine depth to bedrock, and sampled where appropriate. Results from the second phase of work will identify drill targets.

Location and Regional Geology, Deborah Project

Work Completed, Gold Soil Anomaly, Deborah Project

QA/QC

Quality control and quality assurance is implemented in the field and results are monitored regularly throughout the sampling programs. Blind certified reference material, certified coarse blank material, quarter-core duplicates and preparation duplicates are inserted at regular intervals (1/20) into the sample sequence. On-site personnel rigorously collect and track samples which are then security sealed and trucked by a third party shipper to either the ACME affiliate preparation laboratory in Cuenca, Ecuador, for the Cordillera del Condor project, or to ALS Laboratories in Lima, Peru, for the Deborah property. Here the samples’ weights are recorded and the samples are cross-referenced with the sampling list.

For samples sent to ACME, after coarse crushing and pulverizing to >80% passing 200 mesh, a 250g split is forwarded to ACME Analytical Laboratories (“ACME”) in Vancouver, BC, Canada for analysis. ACME's quality system complies with the requirements for the international standards ISO 9001:2008 and ISO 17025:2005. Samples are analysed for gold by fire assay (30g) and forty additional elements by four-acid digestion with an ICP-MS finish. Any sample over 10 g/t gold are re-analysed by gravimetric fire assay (30g) for gold and silver. Any sample returning over 1% copper, lead or zinc are re-analysed by the base metal assay method with an ICP-OES finish. Analytical accuracy and precision are also regularly monitored by the laboratory through the analysis of reagent blanks, reference material and replicate samples. In addition, representative blind duplicate samples are routinely forwarded to an ISO-compliant third party laboratory for additional quality control.

Soil samples sent to ALS Peru are sieved to passing 180 microns (80 mesh) and then 25g (gold) and 0.5g (51 element) splits are dissolved using an aqua-regia digestion, followed by an ICP-MS finish. Rock samples are crushed to 70% passing 2mm , then 250g are pulverized to 75% passing 75 microns. They are then analysed for gold by fire assay (25g) and 33 elements by four-acid digestion with an ICP-AES finish (>1.0g) . The ALS analytical laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties. The Company’s current property interests are held for the purposes of exploration for precious and base metals.

5.A              Operating Results

Year ended January 31, 2012 compared to the year ended January 31, 2011

We incurred a net loss of $17,091,671 for the year ended January 31, 2012, compared to a net loss of $13,728,240 in the prior year. The increase in the net loss was due mainly to the write-off of interests in exploration properties of $7,957,496 (2011 - $Nil) resulting from our decision to terminate the Afrodita option agreement in May 2012 in order to reduce our holding costs and a foreign exchange loss of $381,245 (2011 – foreign exchange gain of $259,129) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar. Other significant comparative changes offsetting the foreign exchange gain (loss) are as follows:

Consulting fees of $425,926 compared to $2,002,486 in the prior year. The decrease in consulting fees was affected by a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary, and from efforts to lower consulting fees and use the liquidities for exploration and evaluation projects. This category also includes $nil (2011 - $1,061,516) of share-based payments.

Exploration and evaluation costs of $6,601,455 were incurred during the year compared to $9,741,264 recorded in the prior year. The decrease is mainly due to end of the drilling program on the Cordillera del Condor project in 2012. This category also includes $nil (2011 - $645,465) of share-based payments.

Investor relations expenses of $453,199 compared to $852,031 recorded in the prior year. The decrease is due to effort in lowering marketing costs. This also includes $117,251 (2011 - $289,966) of share-based payments.

Professional fees of $309,654 compared to $476,101 recorded in the prior year. The decreased is due to lower fees associated with mineral property acquisitions and other regulatory matters. This category also included stock-based compensation expenses of $nil (2011 - $36,795).

No property investigation costs were incurred in the year compared to $37,750 recorded last year.

Regulatory fees of $40,421 (2011 - $108,731) decreased due to the fees associated with listing the Company’s stock in the US OTC market in the prior year.

Travel expenses of $121,972 were incurred in the year compared to $270,628 in the prior year. The decrease is primarily due to lower activity.

Wages and benefits of $512,980 were incurred compared to $139,341 in prior year. The increase was due to increase in administrative personnel required for our Peruvian mineral projects.

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

5.B              Liquidity and Capital Resources

Cash and cash equivalents were $60,151 as at January 31, 2012 compared to $6,904,719 as at January 31, 2011. As at January 31, 2012 the Company had a negative working capital of $961,191 compared to working capital of $6,461,170 as of January 31, 2011. On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,199 were paid to certain finders for part of the private placement. In addition the Company has negotiated extended payments terms with certain vendors.

During the year ended January 31, 2012, the Company:

  Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000.
  Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 7 in the Company’s audited consolidated financial statements for the year ended January 31, 2012.

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

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and options. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can seek to raise funds through the sale of interests in its exploration properties, although current market conditions have substantially reduced the number of potential buyers/acquirers of any such interest(s). This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects. When acquiring an interest in exploration properties through purchase or option the Company will from time to time issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company, as opposed to cash payments, to the vendors thereof).

In Q3 2011, the Company significantly reduced its staff on the Cordillera del Condor project, keeping only a few people to run the Taricori camp in care and maintenance mode. In April 2012, the Minera Afrodita agreement was terminated to reduce holding costs. The Company is conserving its working capital to the extent possible while still focusing on the development of its Peruvian mineral properties.

In May 2012, the Company completed a non-brokered private placement of common shares for gross proceeds of $1,187,135. However, the report of our independent auditors on our financial statements for the year ended January 31, 2012 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will be sufficient to fund its planned operations for approximately 4 months. After such time, the Company expects that it will require additional financing to fund its planned exploration of our current exploration properties and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

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

5.F              Tabular Disclosure of Contractual Obligations

No applicable obligations.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A              Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Rowland Perkins (1)	Director, Interim President & CEO	59	October 31, 2011
Gordon Neal(1)	Director	57	November 9, 2009
Carlos Ballon	Director	52	July 20, 2010
Anton J. Drescher(1)	Chief Financial Officer & Director	55	December 1998
Marla K. Ritchie	Corporate Secretary	49	July 30, 2008
John Drobe	Vice President Exploration	46	November 1st , 2010

(1) Member of Audit Committee

Anton (Tony) J. Drescher (Director and Chief Financial Officer) – Mr. Drescher has served as director since December 1998 and President and Chief Executive Officer of the Company from December 2004 to December 2008. On March 2, 2012 Mr. Drescher became the Chief Financial Officer of the Company. Mr. Drescher has provided administrative and consulting services in his capacity as President and a director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada since 1978. Mr. Drescher also currently serves as a director and/or officer of the following listed companies: International Tower Hill Mines Ltd., Trevali Mining Corporation and Corvus Gold Inc., all Toronto Stock Exchange listed companies and, USA Video Interactive Corp., a TSX Venture Exchange listed company. Mr. Drescher is also President and a director of Ravencrest Resources Inc., a Canadian Stock Exchange (CNSX) listed company. Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974. He also obtained his Certified Management Accountant's designation in October 1981.

Gordon Neal (Director) – Mr. Neal is currently the Vice President Corporate Development at MAG Silver Corp. and is also on the advisory board of West Timmins Mining. Mr. Neal has twenty-five years’ experience in advising public companies and providing corporate finance services. Most notably he founded Neal McInerney Investor Relations in 1991 which raised more than $4 billion in debt and equity financings and became the second largest full service Investor Relations firm in Canada.

Carlos Ballon (Director) – Mr. Ballon is a graduate of Colorado School of Mines and a very experienced mining engineer who managed the Santander Mine in Peru from 1985 to 1993. More recently he was VP South America for Corriente Resources Ltd. and a director of Thiess South America (Australia's largest contract miner) where he managed major engineering works at Tintaya and Yanacocha in Peru.

Rowland Perkins (Director, Interim President and Chief Executive Officer) – Mr. Perkins has been the President and a director of eBackup Inc. from 2001 to present. Previously, he was the Marketing Manager of Intellisave Datavaults Inc. (Securinet Inc.) from 1999 to 2000. Mr. Perkins has also served as a director of USA Video Interactive Corp. since 2005. On March 9, 2012 Mr. Drescher became the Interim President and Chief Executive Officer of the Company.

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 23 years experience in public markets working as a Corporate Administrator and Corporate Secretary for companies specializing in resource based exploration. Ms. Ritchie became the Company’s Corporate Secretary in July 2008. Between 1992 and 2003, she was a Secretary and the Office Administrator for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited, all public junior natural resource exploration companies. Ms. Ritchie is currently the Corporate Secretary for the following public companies: Cardero Resource Corp., Corvus Gold Inc., International Tower Hill Mines Ltd. and Wealth Minerals Ltd.

John Drobe (Vice President Exploraiton) – Mr. Drobe is a geologist with 25 years of experience, specializing in porphyry copper-gold, epithermal and skarn deposits throughout Latin America. Mr Drobe comes to Dorato from Corriente Resources where he held the position of Chief Geologist and was responsible for all aspects of exploration and resource definition at the company's Mirador, Panantza, and San Carlos porphyry copper deposits.

Mr Drobe is considered an expert on Cordillera del Condor geology and his knowledge and experience in this area will add tremendous value to the company given the substantial amount of high-quality data that has been collected during the past two years. In addition, Mr Drobe brings considerable resource modelling experience, which will be invaluable as more discoveries are made on the Peruvian side of the border.

Carlos Ballon, a Director of the Company has a conflict of interest as he is the owner of the Lahaina 1 and 2, Maravilla, Vicmarama and David concessions. In addition, Mr. Ballon has been paid consulting fees prior to and since his nomination to the board of directors in July 2010 for his management responsibilities mostly in Peru (see item 7. B Related party Transactions).

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

The following table identifies, as of May 29, 2012, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	Oculus VisionTech Inc.	Video-on-Demand	CFO, Sec & Dir
	International Tower Hill Mines Ltd.	Natural resource	Director
	Trevali Mining Corporation	Natural resource	Director
	Ravencrest Resources Inc.	Natural resource	CEO & Dir.
	Corvus Gold Inc.	Natural resource	Director
Gordon Neal	DRUK Capital Partners Inc.	Natural resource	Director
	Balmoral Resources Limited	Natural resource	Director
	Mag Silver Corp.	Natural resource	VP – Corporate Dev.
	Rockgate Capital Inc.	Natural resource	Director
	Abzu Gold Ltd.	Natural resource	Director
Carlos Ballon	N/A	N/A	N/A
	Corvus Gold Inc.	Natural resource	Chairman
Rowland Perkins	Oculus VisionTech Inc.	Video-on-Demand	Pres, CEO & Dir.
	Strikepoint Gold Inc.	Natural resource	Director
Anna Ladd	Trevali Mining Corporation	Natural Resource	CFO
Marla K. Ritchie	Cardero Resource Corp.	Natural resource	Secretary
	Corvus Gold Inc.	Natural resource	Secretary
	Wealth Minerals Ltd.	Natural resource	Secretary
John Drobe	Indico Resources Ltd.	Natural resource	COO

6.B              Compensation

Executive Compensation

For the fiscal year ending January 31, 2012, the Company paid an aggregate of $387,015 in cash compensation to the directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its CEO, CFO and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as Chief Executive Officer and Chief Financial Officer as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO, are referred to as the “Named Executive Officers” or “NEOs”). The following table sets out the compensation paid to the Named Executive Officers for the fiscal years ended January 31, 2012, January 31, 2011 and January 31, 2010.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share- based awards (Cdn$)	Option- based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compensation (Cdn$)	Total compensation (Cdn$)
					Annual incentive plans	Long-term incentive plans(5)
Keith Henderson Former President and Chief Executive Officer(1)	2012 2011 2010	116,200(2) 237,540(2) 194,600(2)	Nil Nil Nil	Nil 166,573 156,012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	116,200 404,113 350,612
Michael Kinley Former Chief Financial Officer(4)	2012 2011 2010	30,000 (3) 60,000 (3) 60,000 (3)	Nil Nil Nil	Nil 81,332 85,250	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 141,332 145,250
Anton Drescher Chief Financial Officer; Former President and Chief Executive	2012	24,900	Nil	-	Nil	Nil	Nil	10,000(7)	34,900
Officer(6) Anna Ladd Former Chief Financial Officer(8)	2012	15,000	Nil	-	Nil	Nil	Nil	Nil	15,000

(1)	Keith Henderson was resigned as President and Chief Executive Officer of the Company on October 31, 2011.

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

(6)

Anton Drescher was appointed interim President and Chief Executive Officer of the Company on October 31, 2011 and resigned as President and Chief Executive Officer on March 2, 2012 and was then appointed Chief Financial Officer of the Company March 2, 2012.

(7)	Mr. Drescher received $10,000 in directors’ fees prior to being appointed as an officer of the Company.

(8)	Anna Ladd was appointed Chief Financial Officer of the Company on July 12, 2011, and resigned as Chief Financial Officer of the Company on March 2, 2012.

During the fiscal year ended January 31, 2012, no incentive stock options were granted to the Named Executive Officers.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2012 by the NEOs and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CAD $)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (CAD $)(2) Exercisable/ Unexercisable
Keith Henderson	Nil	Nil	650,000/Nil	Nil/Nil
Michael Kinley	Nil	Nil	330,000/Nil	Nil/Nil
Anton Drescher	Nil	Nil	175,000/Nil	Nil/Nil

(1)	Value calculated using the closing price of Common Shares on the TSX.V on the date of exercise, less the exercise price per share.

(2)

Value calculated using the closing price of Common Shares on the TSX.V on January 31, 2012, being the last trading day of the Company’s shares for the fiscal year, of $0.07 per share, less the exercise price per share.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2012.

Except as noted below, none of the Company’s current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

Effective December 1, 2008, the Board approved the payment of an annual retainer and meeting fees to the directors who are not also executive officers of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability. Directors who were not executive officers and did not receive any consulting fees from the Company received a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or Board committee meeting attended in person or by conference telephone, with no additional compensation paid with respect to committee membership. Starting August 1, 2011, in effort to reduce costs of the Company the directors fees were reduced to $Nil until further notice. The Company has and continues to reimburse directors for their out-of-pocket costs incurred in attending board meetings. During the fiscal year ended January 31, 2012, the persons serving as our directors who were not also executive officers received the following director’s fees:

Name	Fees earned (Cdn$) (5)
Mark Cruise(1)	$10,000
Anton Drescher(2)	$10,000
Gordon Neal	$10,000
Carlos Ballon (3)	$Nil
Rowland Perkins(4)	$Nil

(1)	Mark Cruise resigned as a director on October 31, 2011.

(2)

Anton Drescher received director’s fees prior to its nomination as interim CEO for the months he was a director (February to July 2011). Mr. Drescher also received fees to act as Interim CEO from November 1, 2011 to March 2, 2012. See “Executive Compensation” above and refer to Item 7B 6. Related Party Transaction.

(3)	Carlos Ballon received consulting fees pursuant an oral agreement. Refer to Item 7B 5. Related Party Transaction.

(4)	Rowland Perkins was appointed as a director of the Company on October 31, 2011. He receives no compensation as a director.

(5)	Directors were paid for 5 months during the year ending January 31, 2012 to reduce operational costs.

Directors who are not also executive officers are also eligible to receive incentive stock options. No incentive stock options were granted during the financial year ended January 31, 2012 to the directors of the Company who were not executive officers.

Consulting fees paid to officers and a director were as follow:

Name of Director/Officer	Position	Category	Amount Paid/ Accrued
Keith Henderson	Former Director, President & Chief Executive Officer	Consulting Fees	$116,200
Michael Kinley	Former Chief Financial Officer	Consulting Fees	$30,000
Anna Ladd	Chief Financial Officer	Consulting Fees	$15,000
Marla Ritchie	Corporate Secretary	Consulting Fees	$24,000
John Drobe	VP Exploration	Consulting Fees	$150,000
Carlos Ballon Barraza	Director	Consulting Fees	$158,115

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
Gordon Neal
Rowland Perkins

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

6.D              Employees

As at January 31, 2012 we had two employees both of which are located in Vancouver BC. One employee is related to operations and the other to investor’s relations. None of our employees is covered by any labour union. The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employed temporary employees during the fiscal year.

6.E              Share Ownership

The following table sets out the beneficial ownership of Company common shares by the Company’s directors and NEOs listed in Item 6.B as of May 29, 2012.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Anton J. Drescher(3)	1,367,444	1.5%
Gordon Neal(4)	317,223	0.3%
Carlos Ballon(5)	12,757,851	14.1%
Rowland Perkins	Nil	0
All Executive Officers and Directors as a Group	14,442,518	15.9%

(1)	Includes common shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, May 29, 2012.

(2)

Percentages are based on 89,830,376 common shares outstanding as of May 29, 2012. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, May 29, 2012 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person..

(3)	Includes 50,0000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, May 29, 2012.

(4)	Includes 50,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, May 29, 2012.

(5)	Includes 200,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, May 29, 2012.

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

5.	Options may be exercisable for a period of up to five years from the date of grant.

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

As of May 29, 2012 there were 1,245,000 stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at May 29, 2012, options with respect to an additional 7,738,037 Common Shares are available for grant under the Plan.

The stock options held by our NEOs and directors listed in Item 6.B as of May 29, 2012 are as follows:

Name	Securities Under Options Granted (#)	Exercise or Base Price (CAD/Security)	Expiration Date
Anton Drescher	50,000	$1.20	January 25, 2013
Gordon Neal	50,000	$1.20	January 25, 2013
Carlos Ballon	200,000	$1.20	January 25, 2013

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              Major Shareholders

As at May 29, 2012, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially Owned (1)	Percent of Class (2)
Carlos Ballon(3)	12,757,851	14.1%
Franco Nevada Corporation(4)	4,828,167	5.4%

(1)	Includes common shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, May 29, 2012.

(2)

Percentages are based on 89,830,376 common shares outstanding as of May 29, 2012. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, May 29, 2012 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 200,000 common shares issuable pursuant to stock options that are exercisable on, or within 60 days after, May 29, 2012.

(4)	Based on information provided by Franco Nevada Corporation.

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

As of May 29, 2012, there were 89,830,376 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 58 registered shareholders owning Common Shares, of which 37 of these registered shareholders, holding approximately 11,698,926 (13.00%) Common Shares, are residents of the United States, 12 of these registered shareholders, holding approximately 64,117,059 (71.30%) Common Shares, are residents of Canada, and 9 of these registered shareholders, holding approximately 824,000 (0.90%) Common Shares, are residents of jurisdictions other than the United States and Canada.

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

7.B              Related Party Transactions

Except as noted below, there have been no transactions or loans since February 1, 2011 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company. An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the company.

1.

Pursuant to an oral agreement, effective as and from December 1, 2008, the Company has retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the President and Chief Executive Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company, at a fee of $12,000 per month. This fee was increased to $16,600 effective March 1, 2009. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. The arrangement terminated effective October 31, 2011. During the financial year ended January 31, 2012, the Company paid Acuitas an aggregate of $116,200 (2011 - $237,540, 2010 - $194,600).

2.

Pursuant to an oral agreement, effective as and from August 1, 2008, the Company retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the Chief Financial Officer of the Company from July 30, 2008 to July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company, at a fee of $5,000 per month. The arrangement was without a fixed term, and terminable by either party on 30 days notice. The arrangement terminated effective August 1, 2011. During the financial year ended January 31, 2012, the Company paid Winslow an aggregate of $30,000 (2011 – $60,000, 2010 - $30,000).

3.

Pursuant to an oral agreement, effective as and from July 12, 2011, the Company retained Anna Ladd, the Chief Financial Officer of the Company from July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Ms. Ladd as Chief Financial Officer of the Company, at a fee of $2,500 per month. The arrangement was without a fixed term, and terminable by either party on 30 days notice. The arrangement terminated effective March 2, 2012. During the financial year ended January 31, 2012, the Company paid Ms. Ladd an aggregate of $15,000 (2011- $Nil, 2010 - $Nil).

4.

Pursuant to an oral agreement, effective as of and from October 1, 2008, the Company leases office space and receives administrative services from Cardero Resource Corp. (“Cardero”), a company with a certain officer (Marla Ritchie) in common with the Company. Under the lease, the Company is obligated to pay $4,306.20 per month in rent (plus utilities). The term of the lease is from April 1, 2011 to March 31, 2021 and is terminable by either party with 30 days notice. Other administrative services are provided upon request, and invoiced at cost. During the financial year ended January 31, 2012, the Company paid or accrued exploration expenditures of $112,305 (2011 - $218,508; 2010 – $98,283), office and miscellaneous expenses of $139,390 (2011 - $35,401; 2010 - $80,220), professional fees of $21,840 (2011 - $Nil; 2010 - $Nil), regulatory expenses of $3,950 (2011 - $3,950; 2010 - $3,950), consulting fees of $3,000 (2011 - $138,842; 2010 – 141,666), travel and promotion expenses of $69,112 (2011 - $164,774; 2010 - $78,946), prepaid expenses of $Nil (2011 - $751; 2010 - $Nil), donation expense of $Nil (2011 - $Nil; 2010 - $3,000) and investor relations expenses of $18,270 (2011 - $9,281; 2010 - $Nil) pursuant to the terms of this agreement.

5.

Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who has also served as a Director of the Company since July 20, 2010, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$12,200 on July 1, 2011) per month. Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations. The arrangement is without a fixed term, and terminable by either party on 30 days notice. During the financial year ended January 31, 2012, the Company paid Mr. Ballon an aggregate of $158,115 (2011- $107,274, 2010 - $Nil).

6.

Pursuant to an oral agreement, effective as and from November 1, 2011, the Company retained Anton Drescher, the Interim President and Chief Executive Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as President and Chief Executive Officer of the Company, at a fee of $8,300 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. The arrangement terminated effective March 2, 2012. During the financial year ended January 31, 2012, the Company paid Mr. Drescher an aggregate of $24,900 (2011 - $Nil, 2010 - $Nil).

7.C              Interests of Experts and Counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION

8.A              Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2012, 2011 and February 1, 2010 and for the fiscal years ended January 31, 2012, and 2011, together with the notes thereto, attached to this annual report.

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

8.B              Significant Changes

At the IFRS transition date, the Company elected to make a change in accounting policy to:

i)

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of mineral property rights are capitalized, on an area-of-interest basis. Subsequently, the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

ii)	Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

At the IFRS transition date, the Company recorded a $10,959,085 decrease to interests in exploration properties and a corresponding $10,959,085 increase to deficit. At January 31, 2011, the transition to IFRS resulted in the Company recording a $20,700,349 decrease to interests in exploration properties and a corresponding $20,700,349 increase to deficit. Exploration expenditures for the year ended January 31, 2011 increased from $nil to $9,741,264.

On the consolidated statement of cash flows for the year ended January 31, 2011, there is a decrease to investing activities of $9,124,199 resulting from the change in accounting policy, to expensing exploration expenditures. Accounts payable for non-cash items changed by $28,401 as expensed exploration expenditures are now included in operating activities.

On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,199 were paid to certain finders for part of the private placement. See Note 16 to the Company’s annual financial statements.

ITEM 9.              THE OFFER AND LISTING

9.A              Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V) after April 24, 2008 and the NEX board (“NEX”) prior thereto:

Year	High	Low
2012	$1.18	$0.06
2011	$1.63	$0.53
2010	$1.35	$0.53
2009	$2.37	$0.19
2008	$2.40	$0.67

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High	Low
Apr 30, 2012	$0.12	$0.07
January 31, 2012	$0.10	$0.06
October 31, 2011	$0.19	$0.08
July 31, 2011	$0.45	$0.15
April 30, 2011	$1.19	$0.34
January 31, 2011	$1.63	$0.93
October 31, 2010	$1.58	$0.62
July 31, 2010	$0.96	$0.55
April 30, 2010	$1.27	$0.53
January 31, 2010	$1.35	$0.50

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX.V:

Month	High	Low
May 2012	$0.10	$0.08
April 2012	$0.10	$0.07
March 2012	$0.10	$0.08
February 2012	$0.12	$0.07
January 2012	$0.08	$0.06
December 2011	$0.09	$0.06

The following table discloses the high and low sales prices in US dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the OTCQX International since the listing of our common shares on the OTCQX International on March 2, 2010:

Quarter Ended	High	Low
April 30, 2012	US$0.10	US$0.06
January 31, 2012	US$0.10	US$0.06
October 31, 2011	US$0.19	US$0.08
July 31, 2011	US$0.47	US$0.17
April 30, 2011	US$1.20	US$0.37
January 31, 2011	US$1.60	US$1.01
October 30, 2010	US$1.50	US$0.60
July 31, 2010	US$0.94	US$0.56
April 30, 2010	US$1.24	US$0.54
January 31, 2010	US$1.29	US$0.99

The following table discloses the monthly high and low sales prices in US dollars for our common shares for the most recent six months as traded on the OTCQX International:

Month	High	Low
May 2012	US$0.10	US$0.07
April 2012	US$0.08	US$0.06
March 2012	US$0.09	US$0.07
February 2012	US$0.10	US$0.07
January 2012	US$0.08	US$0.06
December 2011	US$0.08	US$0.06

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

7.

Option Agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) whereby we were granted option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. The Company can acquire a 100% interest in the property in exchange for cumulative payments of $6,000,000 over a minimum of 5 years.

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

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares. Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares. The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length and are not affiliated with us, are not "financial institutions" or "specified financial institutions" as defined in the Income Tax Act, an interest in which would be a "tax shelter investment" as defined in the Income Tax Act, has not made an election under the Income Tax Act to determine their Canadian tax results in a foreign currency and do not use or hold their common shares in, or in the course of, carrying on a business in Canada and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Act regulations announced by the Minister of Finance (Canada) as at the date hereof, the current administrative policies and assessing practices of the Canada Revenue Agency, and the current provisions of the published Canada-United States Tax Convention (1980). It has been assumed that any proposed amendments to the Income Tax Act and the regulations thereto will be enacted in substantially their present form. This discussion does not take into account or anticipate any change in law, administrative policy or assessing practice, whether by legislature, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory in Canada or of any jurisdiction outside of Canada, which may differ significantly from the Canadian Federal income tax considerations discussed therein.

The anticipated tax consequences may change, and any change may be retroactively effective. If so, this summary may be affected. Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

           Dividends on our Common Shares

Under the Income Tax Act, amounts paid or credited on account or in lieu of payment of, or in satisfaction of, dividends, including stock dividends, to holders of our common shares that are resident in a country other than Canada will be subject to Canadian withholding tax of 25% of the amount of the dividend. The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-United States Tax Convention (1980), when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" in Canada, and is considered to be a resident of the United States and a "qualifying person" under the Canada-United States Tax Convention (1980), the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the gross amount of the dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the gross amount of the dividends. Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-United States Tax Convention (1980), will not have to pay the Canadian withholding tax.

           Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-United States Tax Convention (1980). A common share will generally be taxable Canadian property to a holder if the common share is listed on a designated stock exchange within the meaning of the Income Tax Act (which includes the TSX.V) and at any particular time during the 60-month period that ends at that time (i) the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, owned 25% or more of the issued shares of any class of our shares, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Income Tax Act and options in respect of or interests in, or for civil law rights in any such properties. Where a common share is taxable Canadian property to a U.S. resident holder who is a "qualifying person" for purposes of the Canada-United States Tax Convention (1980) it will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada. This relief under the Canada-United States Tax Convention (1980) may not be available to a U.S. resident holder who had a "permanent establishment" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment.

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

Tax Consequences Not Addressed

This summary does not address the, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC,” as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company constitutes a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, if such gains constitute more than 85% of the corporation’s total receipts and certain other requirements are satisfied.

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

The Company believes that it constituted a PFIC during the tax year ended January 31, 2012, and may be a PFIC in the current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

Additional Considerations

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, new U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company classifies its cash and cash equivalents as financial assets at fair value through profit or loss; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

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

Cash and equivalents	January 31, 2012	January 31, 2011	February 1, 2010

Held at a major Canadian financial institution	$59,865	$6,879,002	$15,911,974
Peruvian financial institution	286	25,717	-
	$60,151	$6,904,719	$15,911,974

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements and at January 31, 2012, the cash balance of $60,151 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in 2012.

Liabilities as at January 31, 2012 are as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$611,030	$-	$-	$611,030
Due to related parties	460,944	-	-	460,944
	$1,071,974	$-	$-	$1,071,974

Liabilities as at January 31, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

Liabilities as at February 1, 2010 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$345,398	$-	$-	$345,398
Due to related parties	42,308	-	-	42,308
	$387,706	$-	$-	$387,706

(c)	Market risk

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

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”). The Company has net monetary assets of $33,000 denominated in USD and net monetary liabilities of $150,000 denominated in soles. For year ended January 31, 2012, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 11% will increase or decrease net loss by $3,700 and a change in the absolute rate of exchange in soles by 15% will increase or decrease net loss by $22,000. The Company has not entered into any foreign currency contracts to mitigate this risk.

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

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14           . MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2012.

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Anton Drescher is an audit committee financial expert (as defined in Item 16A of Form 20-F). Mr. Drescher is not “independent” under the independence standards of NYSE MKT applicable to audit committee members because he is the former President and Chief Executive Officer of the Company.

ITEM 16B.         CODE OF ETHICS

The Company adopted a Code of Ethics effective April 2004. Any person may obtain without charge, upon written request, a copy of such Code of Ethics by contacting our Corporate Secretary at #2300-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal years ended January 31, 2012 and 2011.

Year ended January 31	2012	2011

Audit fees	$40,000	$62,800
Audit-Related fees	-	-
Tax fees(1)	2,500	3,500
All Other Fees	-	16,500
Total	$42,500	$82,800

(1) Tax fees relate to the preparation of corporate income tax returns.

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

PART III

ITEM 17.            FINANCIAL STATEMENTS

We are filing with this annual report the following:

  Auditors’ Report dated May 29, 2012.
  Consolidated Statements of Financial position at January 31, 2012, January 31, 2011 and February 1, 2010.
  Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2012 and January 31, 2011.
  Consolidated Statements of Change in Equity at January 31, 2012 and 2011.
  Consolidated Statements of Cash Flows for the years ended January 31, 2012 and January 31, 2011.
  Notes to the Consolidated Financial Statements for the years ended January 31, 2012 and January 31, 2011.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2012 and 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

DORATO RESOURCES INC.
(An Exploration Stage Company)

January 31, 2012 and 2011
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the accompanying consolidated financial statements of Dorato Resources Inc., which comprise the consolidated statements of financial position as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended January 31, 2012 and January 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the years ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $17,091,671 during the year ended January 31, 2012 and, as of that date, the Company’s current liabilities exceeded its current assets by $961,191. These conditions, along with other matters set forth in note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
May 29, 2012

2

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	January 31,	January 31,	February 1,
	2012	2011	2010
		(Note 17)	(Note 17)
ASSETS

Current
Cash and cash equivalents	$60,151	$6,904,719	$15,868,072
Accounts receivable	21,569	70,821	75,941
Prepaid expenses	29,063	28,413	15,844

	110,783	7,003,953	15,959,857

Property, plant and equipment (note 6)	42,851	62,391	72,424
Exploration advances	100,280	111,579	108,890
Interest in exploration properties (note 7)	6,309,565	13,990,485	13,284,567

	$6,563,479	$21,168,408	$29,425,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$611,030	$334,300	$345,398
Due to related parties (note 10)	460,944	208,483	42,308

	1,071,974	542,783	387,706

Shareholders’ equity

Capital stock (note 8)	55,279,506	53,339,099	49,160,012
Share-based payment reserve (note 9)	5,871,554	5,854,410	4,717,664
Deficit	(55,659,555)	(38,567,884)	(24,839,644)

	5,491,505	20,625,625	29,038,032

	$6,563,479	$21,168,408	$29,425,738

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements.
3

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
Years Ended January 31

	2012	2011
		(Note 17)
Expenses
Depreciation	$18,844	$21,682
Consulting fees (notes 9 and 10)	425,926	2,002,486
Exploration and evaluation expenditures (notes 10 and 11)	6,601,455	9,741,264
Investor relations (notes 9 and 10)	453,199	852,031
Office and miscellaneous (notes 9 and 10)	292,417	343,194
Professional fees (notes 9 and 10)	309,654	476,101
Property investigations	-	37,750
Regulatory	40,421	108,731
Travel and promotion (note 10)	121,972	270,628
Wages and benefits	512,980	139,341
Loss (gain) on foreign exchange	381,245	(259,129)
Write-off of leasehold improvement	6,615	-
Write-off of interests in exploration properties	7,957,496	-
Interest and other income	(30,553)	(5,839)

Net loss and comprehensive loss for the year	$(17,091,671)	$(13,728,240)

Basic and diluted loss per share	$(0.22)	$(0.20)

Weighted average number of common shares outstanding	75,840,556	69,372,422

The accompanying notes are an integral part of these consolidated financial statements.
4

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

			Share-based
	Number of	Issued Capital	Payment
	Shares	Stock	Reserve	Deficit	Total Equity

Balance, February 1, 2010	68,388,537	$49,160,012	$4,717,664	$(24,839,644)	$29,038,032

Issuance of shares for cash:
Exercise of stock options	2,191,940	1,356,912	-	-	1,356,912
Exercise of warrants	2,327,500	1,572,875	-	-	1,572,875
Share issuance costs	-	(79,444)	-	-	(79,444)
Shares issued for mineral property interests	400,000	432,000	-	-	432,000
Share-based payments	-	-	2,033,490	-	2,033,490
Reallocation from share-based payment reserve on exercise of stock options	-	371,543	(371,543)	-	-
Reallocation from share-based payment reserve on exercise of warrants	-	525,201	(525,201)	-	-
Net loss for the year	-	-	-	(13,728,240)	(13,728,240)

Balance, January 31, 2011	73,307,977	53,339,099	5,854,410	(38,567,884)	20,625,625

Issuance of shares for cash:
Exercise of stock options	270,000	155,000	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	1,535,300
Shares issued for mineral property interests	700,000	150,000	-	-	150,000
Share-based payments	-	-	117,251	-	117,251
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-

Net loss for the year	-	-	-	(17,091,671)	(17,091,671)

Balance, January 31, 2012	76,639,977	$55,279,506	$5,871,554	$(55,659,555)	$5,491,505

The accompanying notes are an integral part of these consolidated financial statements.
5

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
Years Ended January 31

	2012	2011
		(Note 17)
Operating activities
Net loss for the year	$(17,091,671)	$(13,728,240)
Add items not affecting cash
Depreciation	18,844	21,682
Share-based payments	117,251	2,033,490
Unrealized loss on foreign exchange	22,398	69,333
Write-off of leasehold improvement	6,615	-
Write-off of interests in exploration properties	7,957,496	-
Changes in non-cash items
Accounts receivable	49,245	9,521
Prepaid expenses	(650)	(12,569)
Accounts payable and accrued liabilities	284,285	(12,500)
Due to related parties	252,461	166,175
Cash used in operating activities	(8,383,726)	(11,453,108)

Investing activities
Expenditures on exploration properties	(126,576)	(273,919)
Purchase of equipment	(5,920)	(11,649)
Cash used in investing activities	(132,496)	(285,568)

Financing activities
Issuance of capital stock	1,690,300	2,929,787
Share issuance costs	-	(79,444)
Cash provided by financing activities	1,690,300	2,850,343

Effect of foreign exchange on cash	(18,646)	(75,020)

Decrease in cash and cash equivalents	(6,844,568)	(8,963,353)
Cash and cash equivalents, beginning of year	6,904,719	15,868,072

Cash and cash equivalents, end of year	$60,151	$6,904,719

Supplemental cash flow information
Interest received	$22,740	$5,839
Interest paid	$-	$-
Income taxes paid	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$150,000	$432,000

The accompanying notes are an integral part of these consolidated financial statements.
6

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast doubt on the validity of this assumption. For the year ended January 31, 2012, the Company incurred a significant operating loss of $17,091,671 (2011 - $13,728,240), and as at January 31, 2012 has negative working capital of $961,191 (January 31, 2011 – positive $6,461,170; February 1, 2010 – positive $15,572,151), an accumulated deficit of $55,659,555 (January 31, 2011 - $38,567,884; February 1, 2010 - $24,839,644), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its interest in exploration properties. The recoverability of amounts shown for interest in exploration properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition. The carrying values of the Company’s interest in exploration properties do not reflect current or future values.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The impact of the transition from Canadian generally accepted accounting principles (“GAAP”) to IFRS is explained in note 17. IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied.

These consolidated financial statements have been prepared on a historical cost basis. In addition these consolidated financial statements have been prepared using the accrual basis of accounting.

The accounting policies set out in note 3 have been applied consistently by the Company and its subsidiaries in preparing the consolidated financial statements for the year ended January 31, 2012, the comparative information presented in these consolidated financial statements for the year ended January 31, 2011 and in the preparation of the opening consolidated statement of financial position at February 1, 2010 (note 17), the Company’s date of transition, for purposes of transition to IFRS. These policies are based on IFRS effective January 31, 2012.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Approval of the financial statements

The consolidated financial statements of Dorato Resources Inc. for the year ended January 31, 2012 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 29, 2012.

Foreign currency translation

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, the Company's functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

	i)	Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

	ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

	iii)	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities; rates of amortization of property, plant and equipment; impairment and recoverability of interests in exploration properties; amounts of provisions for environmental rehabilitation; assumptions used to determine the fair value of share-based payments expense; and determination of recoverability of deferred income tax assets. Key judgments and estimates made by management with respect to the areas noted previously have been disclosed in the notes to these consolidated financial statements as appropriate.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Interests in exploration properties

All of the Company’s projects are currently in the exploration and evaluation phase.

(i) Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii) Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of interests in exploration properties are capitalized, on an area-of-interest basis. Subsequently the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

The Company assesses interests in exploration properties for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mine development costs”. Interests in exploration properties are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to property carrying values.

Interest in exploration properties are classified as intangible assets.

Property, plant and equipment

(i) Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Property, plant and equipment (cont’d…)

(iii) Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

(iv) Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized in profit or loss.

(v) Depreciation

Depreciation is recognized in profit or loss on a declining-balance basis at the following annual rates:

Computer equipment	-	25% - 30%
Office equipment	-	10% - 25%
Leasehold improvements	-	straight-line over the lease term

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

Income taxes

The Company uses the balance sheet method of accounting for income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option and warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, auditing and printing, on the issue of the Company’s shares are charged directly to capital stock. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares were concluded.

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more readily determinable component based on fair value and then the residual value, to the remaining component.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Share-based payments

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

Earnings (loss) per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

Financial instruments

Financial assets and liabilities are initially recognized at fair value on settlement date and are subsequently measured based on their classification. Transaction costs are expensed when incurred. Regular purchases and sales of financial instruments are recognized at trade date.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment. Loans and receivables are comprised of accounts receivable.

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized to the statements of operations and comprehensive loss over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Financial instruments (cont’d…)

(ii) Financial liabilities

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on its financial statements on or after February 1, 2012:

	(i)	IAS 1 Presentation of Financial Statements (Amendment) (“IAS 1”)

The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments retain the “one or two statement” approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements that may be “recycled” (e.g., cash flow hedging, foreign currency translation), and those elements that will not (e.g., fair value through OCI items under IFRS 9). In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax). The amendment is effective for annual periods beginning on or after July 1, 2012.

	(ii)	IFRS 7 Financial instruments: Disclosure (“IFRS 7”)

IFRS 7 was amended in October 2010 and is effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety. The Company is currently evaluating the impact of these amendments to IFRS 7 on its consolidated financial statements, but the impact, if any, is not expected to be significant.

	(iii)	IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment) (“IFRS 7”)

At its meeting December 13 to 15, 2011, the IASB approved amendments to IFRS 7 Financial Instruments: Disclosures with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the Financial Accounting Standards Board in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position. Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

(iv)	IFRS 9 Financial Instruments (“IFRS 9 - 2009”)

IFRS 9 - 2009 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss
•

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 - 2010.

(v)	IFRS 9 Financial Instruments (“IFRS 9 - 2010”)

A revised version of IFRS 9 - 2009 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in OCI rather than within profit or loss. Applies to annual periods beginning on or after January 1, 2015. This standard supersedes IFRS 9 - 2009. However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 - 2009 instead of applying this standard. The Company is currently evaluating the impact of IFRS 9 - 2010 on its consolidated financial statements, but the impact, if any, is not expected to be significant.

(vi)	IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. If early-adopted, must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011). The Company is currently evaluating the impact of this standard on its consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

	(vii)	IAS 12 Income taxes (“IAS 12”)

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of this amendment to IAS 12 on its consolidated financial statements.

	(viii)	IAS 12 Income Taxes (Amendment) (“IAS 12”)

IAS 12 amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012.

	(ix)	IFRS 13 Fair Value Measurements (“IFRS 13”)

IFRS 13 defines fair value and sets out a single IFRS framework for fair value measurements and disclosures. IFRS 13 applies to other IFRSs that require or permit measurements or disclosures based on fair values, except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

	(x)	IAS 27 Separate Financial Statements (“IAS 27”)

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

	(xi)	IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment) (“IAS 32”)

At its meeting December 13 to 15, 2011, the IASB approved amendments to IFRS 7 Financial Instruments: Disclosures with respect to offsetting financial assets and financial liabilities. As part of this project, the IASB also clarified aspects of IAS 32 Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the expected maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk, as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash and equivalents	January 31, 2012	January 31, 2011	February 1, 2010

Held at a major Canadian financial institution	$59,865	$6,879,002	$15,911,974
Peruvian financial institution	286	25,717	-
	$60,151	$6,904,719	$15,911,974

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment- grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements but at January 31, 2012, the cash and cash equivalents balance of $60,151 is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2013.

Liabilities as at January 31, 2012 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$611,030	$-	$-	$611,030
Due to related parties	460,944	-	-	460,944
	$1,071,974	$-	$-	$1,071,974

Liabilities as at January 31, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

b)	Liquidity risk (cont’d...)

Liabilities as at February 1, 2010 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$345,398	$-	$-	$345,398
Due to related parties	42,308	-	-	42,308
	$387,706	$-	$-	$387,706

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has net monetary assets of $33,000 denominated in USD and net monetary liabilities of $150,000 denominated in soles. For the year ended January 31, 2012, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 11% will increase or decrease net loss by $3,700 and a change in the absolute rate of exchange in soles by 15% will increase or decrease net loss by $22,000. There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

	iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office	Leasehold
	equipment	equipment	improvements	Total
Cost

Balance at February 1, 2010	$23,644	$57,744	$17,061	$98,449
Additions	11,649	-	-	11,649

Balance at January 31, 2011	35,293	57,744	17,061	110,098
Additions	5,920	-	-	5,920
Disposals	-	-	(17,061)	(17,061)

Balance at January 31, 2012	$41,213	$57,744	$-	$98,957

Depreciation and impairment losses

Balance at February 1, 2010	$(8,192)	$(12,262)	$(5,571)	$(26,025)
Depreciation for the year	(7,186)	(10,318)	(4,178)	(21,682)

Balance at January 31, 2011	(15,378)	(22,580)	(9,749)	(47,707)

Depreciation for the year	(9,341)	(8,807)	(697)	(18,845)
Impairment loss	-	-	(6,615)	(6,615)
Disposals	-	-	17,061	17,061

Balance at January 31, 2012	$(24,719)	$(31,387)	$-	$(56,106)

Carrying amounts

At February 1, 2010	$15,452	$45,482	$11,490	$72,424

At January 31, 2011	$19,915	$35,164	$7,312	$62,391

At January 31, 2012	$16,494	$26,357	$-	$42,851

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES

	Central Zone	North Zone	South Zone	Total

Balance, February 1, 2010	$9,831,930	$1,651,703	$1,800,934	$13,284,567

Acquisition costs
Cash payments	201,892	72,026	-	273,918
Common shares issued	-	432,000	-	432,000

Balance, January 31, 2011	10,033,822	2,155,729	1,800,934	13,990,485

Acquisition costs
Cash payments	-	77,506	49,070	126,576
Common shares issued	9,000	141,000	-	150,000
Write-off	(7,957,496)	-	-	(7,957,496)

Balance, January 31, 2012	$2,085,326	$2,374,235	$1,850,004	$6,309,565

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), for which Canadian regulatory approval was received on April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) for which Canadian regulatory approval was also received. Peruvian government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained.

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

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

	v)	Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru, which owns certain mining concessions in the area of the claims. Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On October 17, 2008, the Company amended the original option agreement. Under the Amended Agreement, the Company paid a total of US$3,000,000 and issued a total of 8,600,000 common shares. These concessions are all within the Central Zone.

Subsequent to January 31, 2012, the Company terminated the option agreement and therefore at January 31, 2012, the interests in Afrodita were written-off (note 16).

	vi)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

	vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Ventures Exchange (“TSXV”) approval (approved on June 15, 2010) and issued 50,000 common shares on July 25, 2011 (issued); and agreed to issue 200,000 common shares on or before June 15, 2012 and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

	viii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property. In order to earn a 100% interest, the Company is required to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months as follows:

	Cash Payments			Common shares

July 13, 2010	US$	30,000	(paid)
August 13, 2010				200,000	(issued)
On or before October 13, 2010	US$	40,000	(paid)
On or before November 13, 2010				200,000	(issued)
On or before April 13, 2011	US$	40,000	(paid)	200,000	(issued)
On or before July 13, 2011	US$	40,000	(paid)	200,000	(issued)
On or before January 13, 2012				250,000	(issued)
	US$	150,000		1,050,000

The claims are included in the North Zone.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	ix)	Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) to acquire the Deborah Gold Property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of US$6,000,000 over a minimum of five years. The material terms are as follows:

	Cash Payments

September 16 (effective date)	US$	50,000	(paid)
On commencing drill testing (“drill date”)	US$	200,000
One year anniversary of drill date	US$	400,000
Two year anniversary of drill date	US$	600,000
Three year anniversary of drill date	US$	900,000
Four year anniversary of drill date	US$	1,200,000
Five year anniversary of drill date	US$	2,650,000
	US$	6,000,000

In addition, a royalty of US$4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of US$2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement.

The claims are included in the South Zone.

Royalty option agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year ended January 31, 2010, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

•	The Option will expire the sooner of: (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
•	The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
•	The royalty rate shall be either 1% or 2% of the net smelter return, dependent on the gold price at the time of the exercise of the Option; and
•

The Option may be exercised at a purchase price equal to the royalty net present value, which, for the purpose of the Royalty Option Agreement, shall mean the after-tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to exploration properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to exploration properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2012 and 2011.

8.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2012, the Company:

i)	Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000 and transferred related share-based payment reserve of $100,107 to capital stock.

ii)	Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

iii)	Issued 700,000 common shares valued between $0.06 and $0.45 per share for exploration properties (notes 7(vii) and (viii).

During the year ended January 31, 2011, the Company:

i)	Issued 2,191,940 common shares pursuant to the exercise of stock options for total proceeds of $1,356,912 and transferred related share-based payment reserve of $371,543 to capital stock.

ii)	Issued 2,327,500 common shares pursuant to the exercise of warrants for total proceeds of $1,572,875 and transferred related share-based payment reserve of $525,201 to capital stock.

iii)	Issued 200,000 common shares valued at $0.84 per share and 200,000 common shares valued at $1.32 for exploration properties for a total of $432,000 (note 7(viii)).

9.	SHARE-BASED PAYMENT RESERVE

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

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

9.	SHARE-BASED PAYMENT RESERVE (cont’d…)

On January 25, 2011, the Company granted 1,500,000 stock options to directors, officers, employees and consultants of the Company. The options vested at the grant date, except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $1.20 per share for a period of two years.

On November 3, 2010, the Company granted 150,000 stock options to an employee of the Company. The options vested at the grant date. All the options are exercisable at a price of $1.35 per share for a period of two years.

On May 27, 2010, the Company granted 1,900,000 stock options to directors, officers and consultants of the Company. The options vested at the grant date, except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $0.85 per share for a period of two years.

A summary of the status of the stock option plan as of January 31, 2012 and 2011 and changes is presented below:

	Year Ended		Year Ended
	January 31, 2012		January 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding, beginning of year	7,212,885	$0.89	7,644,825	$0.87
Granted	-	$-	3,550,000	$1.02
Exercised	(270,000)	$0.57	(2,191,940)	$0.62
Cancelled/Expired	(4,345,385)	$0.84	(1,790,000)	$1.37
Options outstanding, end of year	2,597,500	$1.03	7,212,885	$0.89

The weighted average remaining life of options outstanding at January 31, 2012 was 0.63 year.

Stock options outstanding are as follows:

	January 31, 2012			January 31, 2011
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable

April 9, 2011	-	-	-	$0.60	1,500,000	1,500,000
August 31, 2011	-	-	-	$0.50	70,000	70,000
October 30, 2011	-	-	-	$0.45	575,000	575,000
January 29, 2012	-	-	-	$1.09	1,375,000	1,375,000
May 27, 2012	$0.85	1,352,500	1,352,500	$0.85	1,825,000	1,750,000
November 3, 2012	$1.35	150,000	150,000	$1.35	150,000	150,000
January 25, 2013	$1.20	1,095,000	1,095,000	$1.20	1,500,000	1,325,000
		2,597,500	2,597,500		6,995,000	6,745,000

July 26, 2011 (Agent options)	-	-	-	$1.05	217,885	217,885
		2,597,500	2,597,500		7,212,885	6,962,885

No stock options were granted during the year ended January 31, 2012. Share-based payment expense of $117,251 was recorded for 200,000 options that vested during the year.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

9.	SHARE-BASED PAYMENT RESERVE (cont’d…)

Stock options (cont’d…)

During the year ended January 31, 2011, the Company granted 3,550,000 stock options with a fair value of $2,033,490, calculated using the Black-Scholes option pricing model. Share-based payment charges for the year ended January 31, 2011 totalled $2,033,490, of which $1,061,516 was allocated to consulting fees, $280,110 was allocated to investor relations, $36,795 was allocated to professional fees, $9,604 was allocated to offices and miscellaneous expenses and $645,465 was allocated to interest in exploration properties.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	January 31,	January 31,
	2012	2011

Risk-free interest rate	N/A	1.72%
Expected life of options/warrants	N/A	2 years
Annualized volatility	N/A	111.75%
Dividend rate	N/A	0.00%
Grant date fair value	N/A	$0.58

Warrants

	January 31, 2012		January 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of year	12,087,589	$1.30	14,415,089	$1.20
Exercised	(2,362,000)	$0.65	(2,327,500)	$0.68
Expired	(9,725,589)	$0.65	-	$-

Balance, end of year	-	-	12,087,589	$1.30

At January 31, warrants were outstanding as follows:

	January 31, 2012		January 31, 2011
	Number of		Number of
Expiry Date	Warrants	Exercise Price	Warrants	Exercise Price

March 31, 2011	-	-	4,247,500	$0.65
July 26, 2011	-	-	5,459,588	$1.65
July 29, 2011	-	-	2,380,501	$1.65
	-		12,087,589

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended January 31, 2012, the Company entered into the following transactions with related parties:

Management compensation

a)	Paid or accrued consulting fees of $161,200 (2011 - $297,540) to companies related to officers and directors, not including share-based payments.

b)	Paid or accrued consulting fees of $387,015 (2011 - $223,274) to officers and directors.

Transactions with other related parties

c)

Paid or accrued exploration expenditures of $112,305 (2011 - $218,508), office and miscellaneous expenses of $139,390 (2011 - $35,401), professional fees of $21,840 (2011 - $Nil), regulatory expenses of $3,950 (2011 - $3,950), consulting fees of $3,000 (2011 - $138,842), travel and promotion expenses of $69,112 (2011 - $164,774), prepaid expenses of $Nil (2011 - $751) and investor relations expenses of $18,270 (2011 - $9,281) to two companies with an officer and a director in common for reimbursement of expenditures.

Amounts due to related parties is comprised of $350,271 (2011 - $160,681) owed to three companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; $Nil (2011 - $45,248) to one company related to an officer; and $110,673 (2011 - $2,554) to two directors and an officer. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

11.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$454,292	$-	$-	$454,292
Data acquisition and analysis	3,572,843	-	-	3,572,843
Peruvian value added tax	90,356	-	-	90,356
Land maintenance and tenure	294,333	-	-	294,333
Personnel	1,550,529	-	-	1,550,529
Public relations	436,298	-	-	436,298
Survey and mapping	21,962	-	-	21,962
Travel	180,842	-	-	180,842

Total expenditures for the year	$6,601,455	$-	$-	$6,601,455

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

11.	EXPLORATION AND EVALUATION COSTS (cont’d…)

Exploration and evaluation costs incurred in the year ended January 31, 2011 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$1,628,007	$-	$-	$1,628,007
Data acquisition and analysis	1,886,675	-	-	1,886,675
Peruvian value added tax	159,600	-	-	159,600
Land maintenance and tenure	130,216	52,229	58,100	240,545
Personnel	3,042,195	-	-	3,042,195
Public relations	390,198	-	-	390,198
Survey and mapping	249,251	231,550	307,044	787,845
Travel	1,606,199	-	-	1,606,199

Total expenditures for the year	$9,092,341	$283,779	$365,144	$9,741,264

12.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.38% (2011 - 28.33%) with the reported taxes is as follows for the years ended January 31:

	2012	2011

Loss before income tax	$(17,091,671)	$(13,728,240)
Canadian statutory rate	26.38%	28.33%
Expected income tax recovery	(4,508,346)	(3,889,406)
Difference in foreign tax rates	(33,734)	(12,478)
Share issue costs	(3,221)	(27,634)
Other temporary differences	1,981,440	(119,269)
Permanent differences	32,676	398,229
Reduction in deferred income taxes resulting from statutory rate	(93,077)	74,219
reduction
Tax effect of foreign exchange on assets and liabilities	(157,989)	103,715
Unused tax losses and tax offsets not recognized as deferred tax asset	2,782,251	3,472,624
	$-	$-

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10.0% . The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.33% to 26.38% .

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

12.	INCOME TAXES (cont’d…)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2012	2011
Carrying value less than income tax basis of interest in exploration properties	$27,418,000	$20,334,000
Carrying value less than income tax basis of fixed assets	49,000	51,000
Non-capital losses carried forward	8,588,000	6,346,000
Share issuance costs	475,000	709,000
	$36,530,000	$27,440,000

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2013	$-	$22,000	$22,000
2014	-	104,000	104,000
2015	-	272,000	272,000
2016	-	749,000	749,000
2017	-	931,000	931,000
2027	50,000	-	50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,311,000	-	1,311,000
	$6,510,000	$2,078,000	$8,588,000

13.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

	January 31, 2012			January 31, 2011
	Canada	Peru	Total	Canada	Peru	Total

Cash	$59,865	$286	$60,151	$6,879,002	$25,717	$6,904,719
Interest in exploration properties	-	6,309,565	6,309,565	-	13,990,485	13,990,485
Other assets	168,795	24,968	193,763	231,799	41,405	273,204
Total assets	$228,660	$6,334,819	$6,563,479	$7,110,801	$14,057,607	$21,168,408

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

14.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and needs to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the year ended January 31, 2012. The Company is not subject to externally imposed capital requirements.

15.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2012 and 2011

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99% (2011 – nil)

16.	SUBSEQUENT EVENTS

	a)	On April 30, 2012, the Company announced its decision to terminate the Option Agreement with Compania Minera Afrodita S.A.C..

b)

On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,199 were paid to certain finders for part of the private placement.

	c)	On May 27, 2012, 1,352,500 stock options expired without being exercised.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

First Time Adoption of IFRS (IFRS 1)

The Company adopted IFRS on February 1, 2011 with a transition date of February 1, 2010. Under IFRS 1, the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the Company’s transition to IFRS, including exemptions taken at the transition date:

Share-based payment transactions

IFRS 1 gives a first-time adopter the option to not apply IFRS 2 Share-based Payment to (i) equity instruments that were granted for the periods on or before November 7, 2002 or after November 7, 2002, but that vested before the date of transition to IFRS and (ii) liabilities arising from cash-settled share-based payment transactions if those liabilities were settled before January 1, 2005 or before the date of transition to IFRS.

The Company has elected this exemption and will apply IFRS 2 only to unvested stock options as at February 1, 2010, being the transition date.

(a)	Business combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occur before either the date of transition to IFRS or an alternative pre-transition date.

The Company elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to February 1, 2010.

(b)	Mineral exploration costs

Similar to Canadian GAAP, IFRS allows the choice of either capitalizing or expensing exploration and evaluation costs related to mineral exploration. Under Canadian GAAP, the Company’s policy was to capitalize mineral exploration costs, which included such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase.

Under IFRS, the Company’s policy is to charge exploration and evaluation costs incurred in the exploration phase to profit and loss until certain criteria have been met (see note 3).

The IFRS 1 mandatory exceptions applied by the Company in the conversion from previous GAAP to IFRS included estimates. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under pre-changeover Canadian GAAP unless those estimates were in error. The Company’s IFRS estimates as at February 1, 2010 are consistent with its Canadian GAAP estimates as at that date.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

Adjustments on transition to IFRS

Adoption of IFRS resulted in changes to the Company’s consolidated statements of financial position, operations and comprehensive loss, cash flows, and changes in equity as set out below:

a)    Share-based payment transactions

The following changes are a result of IFRS requiring use of the graded vesting method to record the fair value of share-based payments, whereas under GAAP allowed use of the straight-line method. Options granted to non-employees were re-evaluated for all tranches on the respective vesting dates and share-based payment expense was adjusted to recognize the revaluation and timing.

At the IFRS transition date, the Company recorded a $26,786 increase to share-based payment reserve and a corresponding $26,786 increase to deficit.

For the year ended January 31, 2011, the transition to IFRS resulted in a $9,856 decrease to investor relations expense for share-based payments with a resulting $9,856 decrease to net loss, and a corresponding $9,856 decrease to deficit. A $16,930 increase to deficit for share-based payments with a resulting $16,930 decrease to share-based payment reserve for the timing of graded vesting. As a result of the change in accounting policy to expense mineral exploration expenditures described below, cash flows used in operating activities increased by $635,609 resulting from share-based payment expense previously capitalized to interest in mineral properties in accordance with Canadian GAAP, and now included in net loss for the year.

b)    Mineral exploration costs

At the IFRS transition date, the Company elected to make a change in accounting policy to:

i)

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of mineral property rights are capitalized, on an area-of-interest basis. Subsequently, the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

ii)	Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

At the IFRS transition date, the Company recorded a $10,959,085 decrease to interests in exploration properties and a corresponding $10,959,085 increase to deficit. For the year ended January 31, 2011, the transition to IFRS resulted in the Company recording a $20,700,349 decrease to interests in exploration properties and a corresponding $20,700,349 increase to deficit. Exploration expenditures for the year ended January 31, 2011 increased from $nil to $9,741,264.

On the statement of cash flows for the year ended January 31, 2011, there is a decrease to investing activities of $9,124,199 resulting from the change in accounting policy with the adoption of IFRS, to expensing exploration expenditures. Accounts payable for non-cash items changed by $28,401 as expensed exploration expenditures are now included in operating activities.

c)     Foreign exchange

Under IAS 21, each entity in a group must be analyzed, through application of primary and secondary factors, to determine its functional currency. Based on this assessment, the functional currency of each of the entities in the group is the Canadian dollar. Under Canadian GAAP, the parent entity had a Canadian dollar presentation currency and all subsidiaries were integrated. The presentation currency will continue to be Canadian dollar.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

Adjustments on transition to IFRS (cont’d...)

Deferred income tax

Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items. Under Canadian GAAP, deferred tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate to translate the cost of non-monetary assets or liabilities of integrated foreign operations.

For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in deferred tax assets or liabilities, which were not previously recognized under Canadian GAAP. This difference results in added volatility to deferred tax expense as foreign exchange rates change.

IAS 12 does not permit recognition of temporary differences on the initial acquisition of assets that do not constitute a business combination. There was no similar prohibition under Canadian GAAP. Deferred taxes arising from temporary differences on initial recognition have been reversed against mineral properties, property, plant and equipment and deficit. No liability has arisen as a result of this change.

Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. A reconciliation of the above noted changes is included in the following consolidated statements of financial position, operations and comprehensive loss, and cash flows for the dates and periods noted below.

•	Transitional Consolidated Statement of Financial Position Reconciliation – February 1, 2010
•	Consolidated Statement of Financial Position Reconciliation – January 31, 2011
•	Consolidated Statement of Operations and Comprehensive Loss Reconciliation – January 31, 2011
•	Consolidated Statement of Cash Flows Reconciliation – January 31, 2011.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The February 1, 2010 Canadian GAAP transitional consolidated statement of financial position has been reconciled to IFRS as follows:

		Effect of Transition
	February 1, 2010	to IFRS	Ref	February 1, 2010
	CDN GAAP			IFRS
ASSETS
Current
Cash	$15,868,072	$-		$15,868,072
Accounts receivable	75,941	-		75,941
Prepaid expenses	15,844	-		15,844

	15,959,857	-		15,959,857

Property and equipment	72,424	-		72,424
Exploration advances	108,890	-		108,890
Interests in exploration properties	24,243,652	(10,959,085)	(b)	13,284,567

	$40,384,823	$(10,959,085)		$29,425,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$345,398	$-		$345,398
Due to related parties	42,308	-		42,308

	387,706	-		387,706

Shareholders' equity
Capital stock	49,160,012	-		49,160,012
Share-based payment reserve	4,690,878	26,786	(a)	4,717,664
Deficit	(13,853,773)	(26,786)	(a)	(24,839,644)
		(10,959,085)	(b)
	39,997,117	(10,959,085)		29,038,032

	$40,384,823	$(10,959,085)		$29,425,738

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The January 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		Effect of Transition
	January 31, 2011	to IFRS	Ref	January 31, 2011
	CDN GAAP			IFRS
ASSETS
Current
Cash	$6,904,719	$-		$6,904,719
Accounts receivable	70,821	-		70,821
Prepaid expenses	28,413	-		28,413

	7,003,953	-		7,003,953

Property and equipment	62,391	-		62,391
Exploration advances	111,579	-		111,579
Interests in exploration properties	34,690,834	(20,700,349)	(b)	13,990,485

	$41,868,757	$(20,700,349)		$21,168,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$334,300	$-		$334,300
Due to related parties	208,483	-		208,483

	542,783	-		542,783

Shareholders' equity
Capital stock	53,339,099	-		53,339,099
Share-based payment reserve	5,837,480	16,930	(a)	5,854,410
Deficit	(17,850,605)	(16,930)	(a)	(38,567,884)
		(20,700,349)	(b)
	41,325,974	(20,700,349)		20,625,625

	$41,868,757	$(20,700,349)		$21,168,408

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended January 31, 2011 has been reconciled to IFRS as follows:

	January 31,	Effect of Transition		January 31,
	2011	to IFRS	Ref	2011
	CDN GAAP			IFRS

EXPENSES
Depreciation	$21,682	$-		$21,682
Consulting fees	2,002,486	-		2,002,486
Exploration and evaluation expenditures	-	9,741,264	(b)	9,741,264
Investor relations	861,887	(9,856)	(a)	852,031
Office and miscellaneous	343,194	-		343,194
Professional fees	476,101	-		476,101
Property investigations	37,750	-		37,750
Regulatory	108,731	-		108,731
Travel and promotion	270,628	-		270,628
Wages and benefits	139,341	-		139,341

Loss before other items	(4,261,800)	(9,731,408)		(13,993,208)

OTHER ITEMS
Gain on foreign exchange	259,129	-		259,129
Interest income	5,839	-		5,839
	264,968	-		264,968

Net loss and comprehensive loss for the year	$(3,996,832)	$(9,731,408)		$(13,728,240)

Basic and diluted loss per share	$(0.06)			$(0.20)

Weighted average number of common shares outstanding	69,372,422			69,372,422

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The Canadian GAAP consolidated statement of cash flows for the year ended January 31, 2011 has been reconciled to IFRS as follows:

	January 31,	Effect of Transition		January 31,
	2011	to IFRS	Ref	2011
	CDN GAAP			IFRS

Operating activities
Net loss for the year	$(3,996,832)	$(9,731,408)		$(13,728,240)
Add items not affecting cash
Depreciation	21,682			21,682
Share-based payments	1,397,881	635,609	(a)	2,033,490
Unrealized loss on foreign exchange	75,020	(5,687)	(c)	69,333
Changes in non-cash items
Accounts receivable	5,120	4,401	(c)	9,521
Prepaid expenses	(12,569)	-		(12,569)
Accounts payable and accrued liabilities	17,303	(29,903)	(c)	(12,500)
Due to related parties	166,175	-		166,175
Cash used in operating activities	(2,326,220)	(9,126,888)		(11,453,108)

Investing activities
Exploration advances	(2,689)	2,689	(b)	-
Expenditures on exploration properties	(9,398,118)	9,124,199	(b)	(273,919)
Purchase of equipment	(11,649)	-		(11,649)
Cash used in investing activities	(9,412,456)	9,126,888		(285,568)

Financing activities
Issuance of capital stock	2,929,787	-		2,929,787
Share issuance costs	(79,444)	-		(79,444)
Cash provided by financing activities	2,850,343	-		2,850,343

Effect of cash on foreign exchange	(75,020)	-		(75,020)

Decrease in cash and cash equivalents	(8,963,353)	-		(8,963,353)
Cash and cash equivalents, beginning of year	15,868,072	-		15,868,072

Cash and cash equivalents, end of year	$6,904,719	-		$6,904,719

The adoption of IFRS has had no impact on the Company’s actual cash flows. The changes made to the consolidated statements of operations and comprehensive loss has resulted in reclassifications of various amounts on the consolidated statement of cash flows.

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

4.10

Option Agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) dated September 16, 2011 whereby we were granted the option to earn a 100% interest in the Deborah Property.

8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

11.1(1)	Code of Ethics.

12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 1, 2008 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/	Rowland Perkins
By:	Rowland Perkins,
Interim President & CEO

Date:	June 13, 2012