Form 20-F
period 2013-01-31
DORATO RESOURCES INC
filed 2013-06-03
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

[   ]   Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[X]  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2013

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

Title of Each Class	Outstanding at January 31, 2013
Common Shares, no par value	89,830,376

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: [   ]     No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: [   ]     No: [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: [X]     No: [   ]

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
Large accelerated filer: [   ]       Accelerated filer: [   ]     Non-accelerated filer: [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ] International Financial Reporting Standards as issued  [X]            Other [   ]
By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes: [   ]     No: [X]

Glossary of Symbols

The following is a glossary of symbols that are used in this annual report to describe our business.

Ag	silver
As	arsenic
Au	gold
Cu	copper
Hg	mercury
Mo	molybdenum
Pb	lead
Sb	antimony
Sn	tin
W	tungsten
Zn	zinc

Glossary of Terms

The following is a glossary of terms that are used in this annual report to describe our business.

Adit	horizontal or nearly horizontal passage driven from the surface for the working or dewatering of a mine

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro- thermal solutions

Anomalous	inconsistent with or deviating from what is usual, normal or expected

Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values

Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained

Breccia	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix

Clastic	consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin

Cretaceous	applied to the third and final period of the Mesozoic Era

Epithermal	said of a hydrothermal mineral deposit formed within about 1 km of the Earth's surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins

g/t	grams per tonne

Gangue	the commercially worthless material that surrounds, or is closely mixed with, a wanted mineral in a mineral deposit. The separation of mineral from gangue is known as mineral processing

Grade	the concentration of a metal in a rock sample, given either as weight percent for base metals or in grams per tonne or ounces per short ton for precious metals

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

Mesozoic	era of geologic time spanning 245 to 66 million years before the present

Metamorphic	pertaining to the process of metamorphism or to its results

Mineralization	minerals of value occurring in rocks

Minerals	a homogeneous naturally occurring chemical substance

Porphyry	a rock composed of prominent crystals

Ppm	parts per million

Pyrite	a mineral composed of iron and sulfur

Quartz	any hard, gold or silver ore, as distinguished from gravel or earth

Sampling	the gathering of specimens of soil, rock, or silt for appraisal of mineral resource

Sericite	a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals

Shale	a fine-grained detrital sedimentary rock, formed by the consolidation (esp. by compression) of clay, silt, or mud

Skarn	metamorphic rocks surrounding an igneous intrusive where it comes in contact with a carbonate formation

Sulphide	group of minerals consisting of metals combined with sulfur; common metallic ores

Vein	a tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure

Volcanics	a general collective term for extrusive igneous rocks

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

PART I

Effective February 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS. Please note that our prior annual consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles and included a reconciliation to United States generally accepted accounting principles, which may not be comparable to IFRS. Please refer to our annual consolidated financial statements for the years ended January 31, 2010 and 2009 (previously filed with our Annual Reports on Form 20-F).

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

3.A              Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012 and 2011 together with the notes thereto, which appear elsewhere in this annual report. These consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

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

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) as at January 31, 2013 and 2012 and for the three fiscal years ended January 31, 2013, 2012 and 2011. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Years Ended January 31 IFRS
	2013 Cdn$	2012 Cdn $	2011 Cdn $
Revenue	Nil	Nil	Nil

	Years Ended January 31 IFRS
	2013 Cdn$	2012 Cdn $	2011 Cdn $
Net Loss and comprehensive loss for the year	7,130,314	(17,091,671)	(13,728,240)
Basic and diluted loss per share	(0.08)	(0.22)	(0.20)

	Years Ended January 31 IFRS
	2013 Cdn $	2012 Cdn $	2011 Cdn $
Total Assets	753,401	6,563,479	21,168,408
Total Liabilities	1,223,760	1,071,974	542,783
Capital Stock	56,461,592	55,279,506	53,339,099
Shareholders’ Equity (Deficit)	(470,359)	5,491,505	20,625,625

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 85,685,846 for the year ended January 31, 2013; 75,840,556 for the year ended January 31, 2012; 69,372,422 for the year ended January 31, 2011; 49,819,536 for the year ended January 31, 2010; and, 24,859,595 for the year ended January 31, 2009.

During the year ended January 31, 2012, the Company changed its accounting policy for mineral exploration costs from capitalizing to being included in profit or loss of the year. The following selected financial data as at January 31, 2010 and 2009 and for the two fiscal years ended January 31, 2010 and 2009 has been prepared in accordance with U.S. GAAP, based on the audited consolidated financial statements (previously filed with our Annual Reports on Form 20-F) for the 2010 and 2009 fiscal years, adjusted to reflect the change in accounting policy.

	Years Ended January 31
	2010 Cdn $	2009 Cdn $
Consolidated Statement of Operations and Comprehensive Loss
Net Loss and comprehensive loss for the year	(3,605,068)	(2,646,137)
Change of accounting policy Expenditures on mineral property interests expensed	(4,099,925)	(6,384,962)
Net Loss and comprehensive loss for the year	(7,704,993)	(9,031,099)
Basic and diluted loss per share	(0.15)	(0.36)

	Years Ended January 31
	2010 Cdn $	2009 Cdn $
Consolidated Balance Sheets
Total assets	40,834,823	19,522,698
Change of accounting policy Expenditures on mineral property interests expensed	(10,959,085)	(6,859,160)
Total assets	29,425,738	12,663,538
Total liabilities	387,706	421,976
Total shareholders’ equity	39,997,117	19,100,722
Change of accounting policy Expenditures on mineral property interests expensed	(10,959,085)	(6,859,160)
Total shareholders’ equity	29,038,032	12,241,562
Total liabilities and shareholders’ equity	29,425,738	12,663,538

To date, the Company has not generated any cash flow from its activities to fund on-going activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2013, the cash and cash equivalents balance of $38,081 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada. On May 28, 2013, the exchange rate was USD 1.00 per CAD 1.0371. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
May 2013	1.0388	1.0017
April 2013	1.0295	1.0054
March 2013	1.0343	1.0145
February 2013	1.0314	0.9952
January 2013	1.0101	0.9815
December 2012	0.9972	0.9825

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2013	2012	2011	2010	2009
Average Rate during Year (1)	0.9978	0.9907	1.0260	1.1272	1.0849
Year End	0.9973	1.0052	1.0022	1.0693	1.2265
High	1.0418	1.0604	1.0778	1.2991	1.2935
Low	0.9710	0.9449	0.9862	1.0234	0.9765

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

The report of our independent auditors on our financial statements for the year ended January 31, 2013 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

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

Risks Associated with Regulatory Requirements

The Company is subject to significant environmental regulations that can change over time.

The activities of the Company are subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

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

The Company is subject to numerous regulatory requirements which it may not be able to comply with.

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

Risks Related to Financing

The Company has a history of losses and no revenues, and may never become profitable.

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

The Company will require additional capital to meet its capital requirements for 2014 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for 2013. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

There are risks related to stock market prices and volume volatility.

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

Shareholder interests may be diluted through the granting of incentive stock options.

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

The Company may be a "passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers.

Investors in common shares that are U.S. taxpayers should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2013, and may be a PFIC in the current and future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share. The market price of the Common Shares over the year ended January 31, 2013 and through May 28, 2013 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

It may be difficult to enforce judgements against management or assets of the Company.

As many of the assets of the Company are located outside of Canada and the United States, and certain directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company or the directors and officers of the Company residing outside of such country.

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

Many of the “Company’s assets are located in countries where there may be significant political risk.

The Company has mineral properties in Peru. In this country, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in that country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price, controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

As a consequence of general economic conditions the Company may be faced with an inability to access capital in order to continue its operations.

Since 2008, the U.S. credit markets and experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down on residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011 and 2012, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

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

The Company has entered into seven option agreements granting the option to earn a 100% interest in certain mineral claims and mining concessions located in Peru that we collectively refer to as the Cordillera del Condor Project (consisting of the Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property, David Property, Marita Property and Cangaza Property) and one option agreement granting us the option to earn a 100% interest in the Deborah Property. Peruvian Government approval is required prior to exercising the options to acquire these properties and [, as described below,] this approval is in the process of being obtained [for certain of the properties]. We previously held an additional option agreement related to the Cordillera del Condor Project, the option agreement for the Afrodita Property, but we terminated this agreement on April 30, 2012 in order to reduce our holding costs.

The material terms of our option agreements are as follows:

•              We have fulfilled the commercial terms of the option to earn 100% interest in the Vicmarama Property. In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares. 250,000 shares were issued on TSX-V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009. We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

•              We have fulfilled the commercial terms of the option to earn 100% interest in the Maravilla Property. In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,250,000 common shares, which have been issued. We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

•              We have fulfilled the commercial terms of the option to earn a 100% interest in the Lahaina 1 Property. In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares. We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

•              We have fulfilled the commercial terms of the option to earn 100% interest in the Lahaina 2 Property. In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval and an additional 500,000 shares were issued on April 16, 2009. The remaining 750,000 shares were issued on November 17, 2009. We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

•              On June 5, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in the David Property. In order to earn a 100% interest we agreed to pay US$66,031 plus an additional consideration of US$5,000 on exercise of the option/assignment. The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

•              On June 11, 2010, the Company entered into an option agreement to acquire a 100% interest in the Marita Property In order to earn the 100% interest we will pay US$200,000 within 10 days of TSX-V approval (approved on June 15, 2010 and paid) and issue an aggregate of 1,000,000 shares. 50,000 shares were issued on July 25, 2011, an additional 200,000 on or before June 15, 2012 and 750,000 on or before June 15, 2013. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

•              We have fulfilled the commercial terms of the option to earn 100% interest in the Cangaza Property by making cash payments of US$150,000 and issuing 1,050,000 common shares. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

•              On September 16, 2011, the Company entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. Under the terms of the option agreement, the Company can acquire a 100% interest in the property in exchange for cumulative payments of US$6,000,000 over a minimum of 5 years. The detailed terms of the option agreement are summarized in the table below.

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

•              In April 2012, we terminated our option agreement relating to the Afrodita Property in the Cordillera del Condor Project in order to reduce our holding costs. As a result, the Company no longer holds any interest in this property and as at January 31, 2012, the Company’s interest in this property ($7,957,496) was written off.

•              During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date for all other properties have been written-down to a value of $450,000.

Private Placements

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

Amended Royalty Agreement

Dorato and Franco-Nevada entered into a Subscription Agreement dated March 31, 2009 pursuant to which Franco-Nevada agreed to purchase 2,000,000 units for $0.50 per Unit with each Unit to consist of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011. As additional consideration for Franco’s subscription, Dorato agreed to amend the July 18, 2008 Royalty Option Agreement to expand the size of the Mineral Property to which Franco’s royalty will apply to 417 square kilometers.

Royalty Purchase Agreement

June 22, 2012, Dorato entered into a Royalty Purchase Agreement with Franco-Nevada whereby Franco-Nevada has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash. This Agreement replaces the Royalty Option Agreement between the parties dated July 18th , 2008 and amended March 31st, 2009 which the parties mutually agreed to terminate.

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

1.              Dorato Peru S.A.C. (“Dorato Peru”) was incorporated in Peru on April 25, 2007.
2.              Compañía Minera la Luminosa S.A.C. (“Luminosa”) was incorporated in Peru on August 23, 2011. Luminosa holds the exploration rights on the Deborah property.

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
0 5 10
Kilometres
N
Post-mineralization Cretaceous Sediments
arenite, redbeds
limestone, shale
quartz arenite
Late Jurassic Skarn & Epithermal Hosts:
arenite, minor limestone
calcalkaline volcanic rocks
Porphyry Host:
granite, diorite, subvolcanic dacite
Late Triassic - Early Jurassic Skarn & Epithermal Hosts:
marine shales, carbonate
Marañon complex
CORDILLERA DEL CONDOR
Geology & Regional Prospects

Map of Mineral Properties, with geology and other mineral prospects. The area covered by Minera Afrodita concessions ( in which the Company no longer has any interest) is shown in the cross-hatch pattern in the map inset.

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

________________________________________________
1 All the Lahaina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October 11th, 2007.
2 All the Maravilla Mining Rights were part of an OptionTransfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October 11th, 2007.

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

___________________________________________
3 The Vicmarama and Pamina Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on October 11th, 2007.
4 Maravilla 19, 20, 21, 22 and David Mining Rights were part of an Option Transfer Agreement entered into by Carlos Ballón and Dorato Perú S.A.C. on June 5, 2009.
5 The EESM Mining Rights were part of a Mineral Option Transfer Agreement entered into by Michelle Berendson and Dorato Resources Inc. on June 9th, 2010.

MINING RIGHT	CODE	TITULAR	DATE	HECTARES
Alto Cangaza 14	010655708	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Alto Cangaza 15	010655608	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Cangaza 1	010656008	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Cangaza 2	010656108	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 1	010656208	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	1,000.00
Rio Ayambis 2	010656308	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 3	010656408	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	500.00
Rio Ayambis 4	010656508	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	800.00
Rio Ayambis 5	010656608	COMPAÑÍA MINERA CANGAZA S.A.C	2008-11-19	327.004
Rio Ayambis 6A	010006909	COMPAÑÍA MINERA CANGAZA S.A.C	2009-01-13	900.00
Rio Naraime 1	010655908	COMPAÑÍA MINERA CANGAZA S.A.C6	2008-11-19	400.00
DANI[7]	010194409	ELSA LORENA ZUAZO VILLARROEL	2009-08-03	1,000.00
		TOTAL		99,617.594

On the Ecuador side of the border, historical small-scale, high-grade, gold production is reported to have exceeded 100,000 ounces (oz.) per year. Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 grams per tonne (g/t) gold) and Dynasty Metals & Mining Inc.’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold, plus inferred resources of 0.71 million contained ounces at 11.5 g/t gold). With their concessions surrounding Dynasty’s concessions, Ecuador Gold & Copper Corp. have reported total Measured and Indicated resources within their Condor Gold Project (comprising Los Cuyes, Soledad, and Santa Barbara) of 1.52 million ounces gold (50.4Mt @ 0.94 g/t Au), with an additional Inferred Resources of 1.28 million ounces gold within 28.4 Mt grading 1.4 g/t Au.

In addition to being a major gold belt, the Cordillera del Condor Belt is a prolific copper-gold porphyry belt, well known for discoveries like Corriente Resources Inc.’s (now CRCC-Tongguan Investment Co., Ltd.) Mirador copper-gold porphyry deposit (438 million measured & indicated tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte copper-gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; and an inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold). There are two additional porphyry deposits 40 km to the north of Mirador, with Inferred resources of 463 Mt at 0.66 % Cu (Inferred Resource category as per CIM, 2005) at Panantza, and 600 Mt at 0.59 % Cu at San Carlos.

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR but has not been independently verified by us. Inferred resources are considered too speculative geologically to have economic considerations applied that would enable them to be categorized as mineral reserves. As such, there is no certainty that the resources will be converted to reserves in the future.

In contrast, the Peruvian portion, which geologically comprises approximately 45-50% of the Cordillera del Condor belt, is mostly unexplored. Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known mineralized trends as well as numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

Dorato, through a series of option agreements detailed above, had the right to earn a 100% interest in approximately 950 square kilometres of exploration ground. The work program, operated by Minera Afrodita returned excellent drill and regional results to date, with discoveries of several significant, gold and copper-bearing systems. However, none of these discoveries warranted further work to outline resources. Future work will concentrate on regional geochemical sampling over the remaining 80% of the concessions that to date still lack surface exploration.

Regional Work – Project Pipeline

______________________________________________
6 All the Compañía Minera Cangaza S.A.C. shares were part of an Option Transfer Agreement entered with Dorato Perú S.A.C. on December 28th, 2009.
7 Dani was part of an Option Transfer Agreement entered into by Lorena Zuazo and Dorato Perú S.A.C. on December 16th, 2009.

Phase III regional exploration began in July 2010 using airborne geophysical data collection to generate initial targets to be followed up with stream geochemical sampling. The regional airborne geophysical survey was completed in May, 2011 and collected the same magnetic and electromagnetic data as the 2008 airborne survey, with an additional radiometric component to potentially help identify porphyry mineralization. Magnetic, electromagnetic and radiometric data now covers 115 kilometres of strike length along the belt, or 92 000Ha.

A review of the data has outlined 18 geophysical targets (see News Release of Dec 6, 2010), including the drill-tested Lucero (T1) and Cobrecon (T4) targets. Up to July 2011, these new anomalies were being investigated on the ground with detailed silt and reconnaissance rock sampling and mapping. The targets were re-prioritized based on the geochemical and geological results. The targets are likely to shift and more emerge as the anomalies are ground-proofed and new ideas generated.

The targets are identified based on their anomalous magnetic and EM signatures. Using Lucero as a model, the magnetic highs with associated EM conductors are probably due to magnetite-pyrite skarn mineralization. Where there is skarn, there should be associated porphyry mineralization and possible sediment-hosted disseminated mineralization.

The first step in verifying the targets as prospective gold-copper mineralization is to collect close-spaced silt samples and reconnaissance rock samples from the creeks draining the anomaly. Each target will be first silt sampled, and then soil and channel rock samples will be collected from the most geochemically anomalous targets. The most robust soil and rock sample anomalies will then be drilled. This work was started in the main concession block, moving south from Cobrecon, but was halted due to social problems arising near target T12 in May 2011. Consequently the focus has shifted to the Ponce Atunez block, where exploration activity will not affect any communities.

Dorato, through Minera Afrodita, collected a total of 1,040 rock samples, 100 stream sediment samples and 857 soil samples during the 2009 program. A further 1,300 rock samples, 8 stream sediment samples, and 870 soil samples were collected during the 2010 exploration program. Sampling commenced again in late January 2011, with the continuation of soil and rock sampling at the Cobrecon (T4) Cu-Au porphyry target, which in April advanced to the drill stage. Regional targets up to T8 have now been silt sampled, with advance helipads completed to T13. A few reconnaissance rock and silt samples have also been collected from the Ponce Atunez block, near targets T16-18. To date there have been 600 rock, 971 soil, and 80 silt samples collected.

Taricori Gold Veins

The Taricori Gold Zone drill program was completed in late 2010 and no further work is planned by the company, as the project falls entirely within the Minera Afrodita concession block. The project was advanced through early-stage exploration to advanced exploration (initial drill-testing). The drill program discovered high-grade, narrow vein-hosted gold mineralization. However, the discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued.

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

Cobrecon Cu-Au Porphyry

AngloGold completed work in this area in 2004-05, under an option agreement with Minera Afrodita. They explored the northern portion of the Cobrecon area, which they called Conguime. Their silt sampling outlined a broad geochemical anomaly, which Afrodita’s recent silt sampling later corroborated.

Cobrecon comprises three separate target areas. All areas have undergone early-stage exploration (geophysics, geochemistry, mapping, drill target generation). The Cobrecon Cu-Au porphyry target contains multiple anomalies over several kilometres, with the Phase I drilling completed on the northern anomaly. Zonation of the soil geochemical anomaly suggests three porphyry systems are present. Two of these, Cobrecon and Cobrecon Sur, are now well-defined at surface by ridge and crest soil sampling, while the latest discovery, Cobrecon Este, is open to the south and east, pending further surface sampling, but appears to be the same size as the other two anomalies based on the EM anomaly.

The termination of the Minera Afrodita option agreement affects the Cobrecon area significantly, in that the northern target (Cobrecon) is divided roughly in half, and the south anomaly (Cobrecon Sur) is reduced by roughly 75%. Cobrecon Este and anomalous silt samples to the south are unaffected by the change in concession coverage.

Geology Legend
dacite porphyry, post-mineralization
pre-mineral breccia
massive magnetite and gossan
dacite porphyry
Zamora granodiorite, tonalite
Zamora (?) diabase, fine diorite; sheared
Zamora coarse granite
N
771,000 mE
771,500 mE
772,000 mE
9,545,000 mN
9,544,500 mN
9,544,000 mN
170m of 0.10% Cu
CBC-10
CAMP
228m of 0.16% Cu
84m of 0.12% Cu
CBC-04
CBC-02
Section 45100N
62m of 0.12% Cu
100m of 0.16% Cu
CBC-01
Section 44800N
CBC-03
165m of 0.12% Cu
84m of 0.16% Cu
39m of 0.11% Cu
CBC-09
185m of 0.12% Cu
36m of 0.13% Cu
CBC-07
CBC-05
Section 44300N
CAMPANA 2
64m of 0.25% Cu, 0.20 g/t Au
103m of 0.14% Cu
Section 44000N
CBC-06
CBC-08
0
250
500
metres
Drill Holes
helipad
Rock Samples
Cu %
1 to 99
0.5 to 1
0.2 to 0.5
0.1 to 0.2
< 0.1
results pending
Soil Samples
Cu (ppm)
700 to 5,100
200 to 700
100 to 200
50 to 100
0 to 50
results pending

Map of northern Cobrecon target, showing portion returned to Minera Afrodita (Campana 2 concession).

Gridded Soil Copper
N
0 0.5 1
kilometres
ECUADOR
PERU
HITO
CAMPANA 1
COBRECON
El Hito
APU
Moly Anomalies
CAMPANA 2
COBRECON SUR
COBRECON ESTE
Silt Samples
Cu (ppm)
500 to 9,999
200 to 500
100 to 200
5 to 100
<5
pending results
Cu (ppm)
742
500
400
310
250
195
160
135
110
90
80
60
45
33
15
0.1
holes completed
holes planned

Gridded Soil Molybdenum
N
0 0.5 1
kilometres
ECUADOR
PERU
HITO
CAMPANA 1
COBRECON
El Hito
APU
EM Anomalies
CAMPANA 2
COBRECON SUR
COBRECON ESTE
Silt Samples
Mo (ppm)
16 to 9,999
8 to 16
4 to 8
2 to 4
< 2
pending results
Mo (ppm)
25
16
12
9
6
5
4
3.2
2.4
1.8
1.3
1
0.83
0.74
0.6
0.01
holes completed
holes planned

Map of entire Cobrecon area, showing portion returned to Minera Afrodita (Campana 1 and 2, Hito, and Apu concessions).

Porphyry systems are already known in the Ecuadorian portion of the Cordillera del Condor range with deposits such as Mirador, Panantza, and San Carlos (Corriente Resources) to the north, stretching over 40 km north-south from the border. These are significant deposits, with Mirador and Mirador Norte containing 609 MT at 0.58% Cu and 0.17 g/t Au Indicated, with additional Inferred resources of 281 Mt at 0.52% Cu and 0.15 g/t Au. The Panantza and San Carlos deposits, 40 km to the north of Mirador, contain 463 Mt of Inferred at 0.66 % Cu at Panantza, and 600 Mt at 0.59 % Cu at San Carlos. These are all classic calc-alkaline Cu-Au porphyries related to the emplacement of Late Jurassic subvolcanic intrusions into the late Middle Jurassic Zamora granite batholith. The identical geology occurs at Cobrecon.

Also in Ecuador, and to the south of Taricori and the Chinapintza District, El Hito and Santa Barbara represent two additional, albeit weakly mineralized, porphyry systems. The deposits have not been dated but are probably the same age as the Corriente porphyries, as they occur in the same rocks. El Hito, situated on the Peruvian border just northwest of and contiguous with Cobrecon Sur, contains copper mineralization in a coarse-grained quartz diorite to granodiorite stock. Valerie Gold drilled four core holes in 2000 in the central part of the deposit on the Ecuadorian side, which returned intersections up to 300 metres long grading about 0.3% Cu, with minor gold. Recently, Ecuador Gold & Copper Corp. has drilled five holes at El Hito as part of a 10,000 metre programme testing four targets in the area, including nearby Santa Barbara. A March, 2013 news release reported intersections of 244 metres of 0.51% Cu and 1.28 g/t Ag at El Hito.

Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. Results of trenching and drilling by Valerie Gold in 2000 indicated significant potential resources of disseminated gold mineralization. Ecuador Copper & Gold commenced drilling seven holes at Santa Barbara in August, 2012. In April, 2013, their fourth hole intercepted 430 metres of 0.86 g/t Au and 0.14% Cu. The Santa Barbara South Zone currently hosts an NI 43 – 101 compliant inferred resource of 21.0 Mt of 1.00 g/t Au (675,000 oz.) while the Santa Barbara North zone (500m to the northeast), contains a further inferred resource of 5.0 Mt of 0.90 g/t Au (145,000 oz.). For further details see the Company’s web site at www.ecuadorgoldandcopper.com or the June 14, 2012 Technical Report at www.sedar.com.

Deborah Property

On September 28, 2011, the Company announced that it entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. The property is located only one hour east of the city of Cajamarca, with good access via paved and dirt roads, and is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold), though it is not possible to determine if similar results will be obtained from the property.

770,000 mE
775,000 mE
780,000 mE
785,000 mE
790,000 mE
795,000 mE
800,000 mE
805,000 mE
810,000 mE
9,235,000 mN
9,230,000 mN
9,225,000 mN
9,220,000 mN
9,215,000 mN
N
MINAS CONGA
618MT @ 0.3% Cu,
0.8 g/t Au
LA CARPA
2.2 Moz. Au
1.2 Blbs. Cu
EL GALENO
661MT @ 0.50% Cu
0.12 g/t Au, 0.013% Mo
HILORICO
19.4MT @ 0.65 g/t Au oxide, and
21.3MT @ 0.93 g/t Au sulphide
YANACOCHA DISTRICT
36Moz Au
Punre Fault
DEBORAH
MICHIQUILLAY
631MT @ 0.69% Cu
0.15 g/t Au
Encañada
Cajamarca
0 5 10
kilometres
Legend
colluvium, alluvium
Tertiary volcanics
Tertiary subvolcanic dacite
Cretaceous
Upper Cretaceous carbonate
L. Cretaceous carbonate
L. Cretaceous sandstone, lutite
Late Jurassic
quartzite sandstone, shale
secondary dirt road
primary dirt road
paved road
Cajamarca
PERU

Location and Regional Geology, Deborah Project

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

The Michiquillay deposit (6 kilometres to the southeast) is controlled by Anglo American Plc., who acquired the deposit in 2007, having submitted the winning bid in a public auction process. Anglo acquired the property for $403 million. The deposit hosts 631 Mt grading 0.69% copper, 0.15 g/t gold, with 100–200 ppm molybdenum. Exploration and resource definition is on-going.

The El Galeno and Hilorico deposits are controlled by Lumina Copper S.A.C., jointly owned by China Minmetals (60%) and Jiangxi Copper Corp. (40%). Copper Bridge Acquisition Corp (“CBAC”) acquired the deposit from Northern Peru Copper Corporation in 2008 for $455M. At the time of sale, the prefeasibility study estimated probable reserves of 661Mt grading 0.50% copper, 0.12 g/t gold, and 0.013% molybdenum.

The gold breccia at Hilorico, 1 kilometre northeast of Galeno on the adjacent El Molino concession, may be the closest geological analogue to Deborah property, although this interpretation will have to be tested by future exploration. Northern Peru Copper completed 13,000 metres of drilling at Hilorico before the transaction with CBAC in 2008. Historic drill intersections of note include 213 metres of 1.04 g/t Au and 1.6 g/t Ag, and 82.5 metres of 1.04 g/t Au. According to the 2007 Prefeasibility study (NI 43-101 compliant), the deposit contains Inferred Resources of 19.4MT at 0.65 g/t gold and 3.3 g/t silver (407,000 ounces using a 0.3g/t gold cut-off in the oxide zone,), with additional sulphide resources of 21.3MT at 0.93 g/t gold and 4.8 g/t silver (641,000 ounces at 0.5g/t gold cut-off).

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents, and has not been independently verified by us.

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

The underlying property vendors have provided historical exploration data from Newmont’s exploration drill program. Gold and silver assay results include:

DRILL HOLE	THICKNESS (m)	GOLD (g/t)	SILVER (g/t)
DEB-002	9.20	1.26	2.6
DEB-003	51.35	0.51	3.4
and	44.00	0.73	12.3
DEB-004	47.75	0.59	18.0
DEB-005A	4.05	1.30	43.0

These holes appear to have targeted breccia in quartzite adjacent to an area of sulphide veining in the southwest corner of the concession, where surface channel samples returned anomalous precious metal values.

Deborah Geology

Thick-bedded to massive quartzite of the Late Jurassic Chicama Formation and/or Lower Cretaceous Chimu Formation is intruded by hornblende granodiorite and dacite porphyry, the latter of which forms a large recessively weathered central stock on the property

Carbonate of the Santa Formation is present in the northeast corner of the concession, apparently in fault contact across a 1-5m wide pyrite-bearing breccia. These units are the same as those hosting mineralization at El Galeno 6 km to the northwest, and Michiquillay 6 km to the southwest.

Exploration Potential

The 13 holes drilled by Minera Yanacocha (Newmont) are concentrated in the area of historic workings, and appear to have targeted the down dip extension of the near-vertical gold-silver rich replacement bodies and related southeast trending breccia along the western edge of the concession. None of the holes were drilled under an extensive recessive zone northeast of the main quartzite hill, and neither was the area covered in the surface rock sampling. Part of this area was mapped as dacite porphyry, though it is much more recessive than the dacite porphyry to the south.

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

The central anomaly is a circular feature at the intersection of northwest- and southwest-trending structures, on the northeast flank of the main ridge. One artisanal working was discovered, and breccia within this assayed 0.43 g/t gold over 2 meters. The central anomaly has significantly less silver than the soil anomaly over the western breccias drilled by Newmont in 2006, suggesting a different type of mineralization. The north-eastern anomaly abuts the eastern boundary of the concession and is open to the north. One rock sample from the south edge of the anomaly returned 1.24 g/t gold over 1.5 meters.

The soil samples returned better gold values than the soil samples, supporting the exploration model that gold mineralization at Deborah is hosted by recessive, sulphide-rich material that does not crop out well and remains under-sampled.

Soil Grid
Au (g/t)
> 0.282
0.178
0.124
0.090
0.070
0.050
0.040
0.030
0.023
0.016
0.011
0.008
0.004
0.002
<0.002
-0.001
799,000 mE
799,500 mE
800,000 mE
800,500 mE
801,000 mE
LEGEND
2006 drill holes
concession limits
trails
secondary dirt road
primary dirt road
artesanal adits
2012 soil samples
Phase 1 main area
Proposed
Phase II Area
9,225,000 mN
9,224,500 mN
9,224,000 mN
quartzite
carbonate
quartzite
quartzite
quartzite
coal layer
24m of 0.31 g/t Au
DEB-006
DEB-005
DEB-005A
DEB-001A
DEB-001
DEB-002
DEB-003
DEB-004
DEB-004A
DEB-004B
48m of 0.59 g/t Au
DEB-13
DEB-009
DEB-007A
DEB-007
DEB-012
41m of 0.34 g/t Au,
14.83 g/t Ag
La Luminosa
WGS84 17s
N
0
250
500
metres

Work Completed, Gold Soil Anomaly, Deborah Project

Work Plan

The second phase of surface work will be approximately 800 meters of hand-trenching on both central and northeast anomalies, with additional soil samples to close off the northeast anomaly. Some test pits will also be excavated in the area of talus to determine depth to bedrock, and sampled where appropriate. Results from the second phase of work will identify follow-up drill targets.

Qualified Person and QA/QC

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, reviews and is responsible for the scientific and technical information that forms the basis of all public disclosures. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, geophysics, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

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

5.A              Operating Results

Year ended January 31, 2013 compared to the year ended January 31, 2012

We incurred a net loss of $7,130,314 for the year ended January 31, 2013, compared to a net loss of $17,091,671 in the prior year. The net loss was due mainly to the write-down of interests in exploration and evaluation properties of $5,459,566 (2012 - $7,957,496) resulting from the exploration and evaluation costs that remain in the central north and south zones as the Company decided to channel its cash flows to develop the Deborah Property. Other significant comparative changes offsetting the foreign exchange gain (loss) are as follows:

Consulting fees of $150,084 compared to $425,926 in the prior year. The decrease in consulting fees was affected by a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary, and from efforts to lower consulting fees and use the liquidities for exploration and evaluation projects.

Exploration and evaluation costs of $990,110 were incurred during the year compared to $6,601,455 recorded in the prior year. The decrease is mainly due to less work performed as a result of the poor commodity and equity markets.

Investor relations expenses of $15,310 compared to $453,199 recorded in the prior year. The decrease is due to effort in lowering marketing costs. This also includes $nil (2012 - $117,251) of share-based payments.

Professional fees of $102,379 compared to $309,654 recorded in the prior year. The decreased is due to lower fees associated with mineral property acquisitions and other regulatory matters.

Regulatory fees of $48,595 (2012 - $40,421) increased due to the fees and related costs associated with maintaining listing requirements.

Travel expenses of $29,524 were incurred in the year compared to $121,972 in the prior year. The decrease is primarily due to lower activity.

Wages and benefits of $85,891 were incurred compared to $512,980 in prior year. The decrease was due to downsizing the administrative personnel required for our Peruvian mineral projects.

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

5.B              Liquidity and Capital Resources

Cash and cash equivalents were $38,081 as at January 31, 2013 compared to $60,151 as at January 31, 2012. As at January 31, 2012 the Company had a negative working capital of $1,026,906 compared to negative working capital of $961,191 as of January 31, 2012. On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement. In addition the Company has negotiated extended payments terms with certain vendors.

However, the report of our independent auditors on our financial statements for the year ended January 31, 2013 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will be sufficient to fund its planned operations for approximately 4 months. After such time, the Company expects that it will require additional financing to fund its planned exploration of our current exploration properties and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 8 in the Company’s audited consolidated financial statements for the year ended January 31, 2013.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash and cash equivalent reserves are on deposit with a major Canadian chartered bank. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

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

5.F              Tabular Disclosure of Contractual Obligations

No applicable obligations.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A              Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Rowland Perkins (1)	Director, Interim President & CEO	60	October 31, 2011
Gordon Neal(1)	Director	58	November 9, 2009
Carlos Ballon	Director	53	July 20, 2010
Anton J. Drescher(1)	Chief Financial Officer & Director	56	December 1998
Marla K. Ritchie	Corporate Secretary	50	July 30, 2008
John Drobe	Vice President Exploration	47	November 1st , 2010

(1)      Member of Audit Committee

Anton J. Drescher (Director) – Mr. Drescher has been a Certified Management Accountant since 1981. He is currently a director of International Tower Hill Mines Ltd., a public mineral exploration and development company listed on the TSX and NYSE – AMEX (“ITH”) since 1991, a director of Trevali Mining Corporation, a public natural resource company listed on the TSX (“TV”) since 2007, a director of Corvus Gold Inc., an exploration and development company listed on the TSX (“KOR”) since 2010, a director of Dorato Resources Inc., a public mineral exploration company listed on the TSXV “DRI”, since 1996 and recently appointed (2012) Chief Financial Officer of the company, Director of Kazax Minerals Inc. since 2012, President and Director of Ravencrest Resources Inc. a publicly trading company trading on the CNSX (“RVT”) since 2010. Chief Financial Officer and a director of Oculus VisionTech Inc. (“OVTI”), a public company listed for trading on the TSXV (“OVT”) and the OTC Bulletin Board (“OVTZ”) since December 1994, which company is involved in watermarking of film and data. President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations since 1979. President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada since 1998.

Gordon Neal (Director) - Mr. Neal has more than thirty years experience in providing corporate finance and corporate governance services to public companies. He founded Neal McInerney Investor Relations in 1991. Through marketing more than $4 billion in debt and equity financings, the company grew to be the second largest full service investor relations firm in Canada with offices in Vancouver, Toronto and Los Angeles. Clients included; BCE Inc., Nortel Networks Corporation, Bell Canada, Bell Mobility, Intrawest ULC, Canaccord Capital Inc., BMO Nesbitt Burns, Santa Elina Gold and TVX Gold Inc.

Mr. Neal was the past Vice President & Corporate Development of MAG Silver Corp. Mr. Neal was also an advisor on corporate finance and investor relations to West Timmins Mining Inc. He has raised more than $400 million for mining and resources companies since 2004. He currently serves on the board of Rockgate Capital Corp., acts as chairman of Abzu Gold Ltd. and is a director of Dorato Resources Ltd. and Falco Pacific Resource Group. Mr. Neal graduated from Dalhousie University with a B.Sc. in Biochemistry in 1977 and served on its Board of Governors.

Carlos Ballon (Director) – Mr. Ballon is a graduate of Colorado School of Mines and a very experienced mining engineer. Mr. Ballon managed the Santander Mine in Peru from 1985 to 1993 before revamping the project and vending it to Trevali Mining Corporation. More recently he was VP South America for Corriente Resources Ltd., a director of Thiess South America (Australia's largest contract miner) where he managed major engineering works at Tintaya and Yanacocha in Peru and a Manager South America for Cardero Resource Corp. Mr. Ballon is a director of Stonehouse Construction a private international multi-discipline project delivery company and a director of Kazax Minerals Inc., a public company listed on the TSX Venture Exchange.

Rowland Perkins (Director, Interim President and Chief Executive Officer) - Mr. Perkins is the President & CEO of ebackup Inc. (est. 2001); a digital cloud data service provider specializing in Offsite Data Backup. In addition, Mr. Perkins is also a Director of several other publicly traded companies; Oculus Visiontech (formerly USA Video Interactive Corporation) since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010. He is a graduate of the University of Manitoba (Economics).

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 25 years of experience in public markets working as a Corporate Administrator and Corporate Secretary for companies specializing in resource based exploration. Ms. Ritchie became the Company’s Corporate Secretary in July 2008. Between 1992 and 2003, she was a Secretary and the Office Administrator for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited, all public junior natural resource exploration companies. Ms. Ritchie is currently the Corporate Secretary for the following public companies: Cardero Resource Corp., Corvus Gold Inc., International Tower Hill Mines Ltd. and Wealth Minerals Ltd.

John Drobe (Vice President Exploration) – Mr. Drobe is a geologist with 25 years of experience, specializing in porphyry copper-gold, epithermal and skarn deposits throughout Latin America. Mr Drobe came to Dorato from Corriente Resources where he held the position of Chief Geologist and was responsible for all aspects of exploration and resource definition at the company's Mirador, Panantza, and San Carlos porphyry copper deposits. Mr. Drobe is also an officer of Indico Resources Ltd.

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

The following table identifies, as of May 28, 2013, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	Oculus VisionTech Inc.	Video-on-Demand	CFO, Secretary & Director
	International Tower Hill Mines Ltd.	Natural resource	Director
	Trevali Mining Corporation	Natural resource	Director
	Ravencrest Resources Inc.	Natural resource	CEO & Director
	Corvus Gold Inc.	Natural resource	Director
	Kazax Minerals Inc.	Natural resource	Director
Gordon Neal	Balmoral Resources Limited	Natural resource	Director
	Rockgate Capital Inc.	Natural resource	Director
	Abzu Gold Ltd.	Natural resource	Director
Carlos Ballon	Kazax Minerals Inc.	Natural resource	Director
	Corvus Gold Inc.	Natural resource	Chairman
Rowland Perkins	Oculus VisionTech Inc.	Video-on-Demand	President, CEO & Director
	Strikepoint Gold Inc.	Natural resource	Director
Marla K. Ritchie	Cardero Resource Corp.	Natural resource	Secretary
	Corvus Gold Inc.	Natural resource	Secretary
	International Tower Hill Mines Ltd.	Natural resource	Secretary
	Wealth Minerals Ltd.	Natural resource	Secretary
John Drobe	Indico Resources Ltd.	Natural resource	COO

6.B              Compensation

Executive Compensation

For the fiscal year ending January 31, 2013, the Company paid or accrued an aggregate of $224,584 in cash compensation to directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its CEO, CFO and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as Chief Executive Officer and Chief Financial Officer as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO, are referred to as the “Named Executive Officers” or “NEOs”). The following table sets out the compensation paid to the Named Executive Officers for the fiscal years ended January 31, 2013, January 31, 2012 and January 31, 2011.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share- based awards (Cdn$)	Option- based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compensation (Cdn$)	Total compensation (Cdn$)
					Annual incentive plans	Long-term incentive plans(5)
Rowland Perkins	2013 2012 2011	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Keith Henderson Former President and Chief Executive Officer(1)	2013 2012 2011	Nil 116,200(2) 237,540(2)	Nil Nil Nil	Nil Nil 166,573	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 116,200 404,113
Michael Kinley Former Chief Financial Officer(4)	2013 2012 2011	Nil 30,000 (3) 60,000 (3)	Nil Nil Nil	Nil Nil 81,332	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000 141,332
Anton Drescher Chief Financial Officer; Former President and Chief Executive Officer(6)	2013 2012	30,000 24,900	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 10,000(7)	30,000 34,900
Anna Ladd Former Chief Financial Officer(8)	2012	15,000	Nil	-	Nil	Nil	Nil	Nil	15,000

(1)      Keith Henderson resigned as President and Chief Executive Officer of the Company on October 31, 2011.

(2)      Consulting fees paid to Acuitas Consulting Ltd (“Acuitas”), a consulting company owned by Keith J. Henderson. Acuitas provided management services to the Company comprising all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company.

(3)      Consulting fees paid to Winslow Associates Management & Communications Inc.(“Winslow”), a consulting company owned by Michael W. Kinley. Winslow provided services to the Company on a month-to-month contract basis comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company.

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

During the fiscal year ended January 31, 2013, no incentive stock options were granted to the Named Executive Officers.

The Company had no stock option exercises during the fiscal year ended January 31, 2012 by the NEOs and there are currently no outstanding stock options in the Company.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2013.

Except as noted below, none of the Company’s current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

Effective December 1, 2008, the Board approved the payment of an annual retainer and meeting fees to the directors who are not also executive officers of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability. Directors who were not executive officers and did not receive any consulting fees from the Company received a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or committee meeting attended in person or by conference telephone, with no additional compensation paid with respect to committee membership. Starting July 2011, in effort to reduce costs of the Company the directors fees were reduced to $Nil until further notice. The Company has and continues to reimburse directors for their out-of-pocket costs incurred in attending board meetings. During the fiscal year ended January 31, 2013, the persons serving as our directors who were not also executive officers received the following director’s fees:

Name	Fees earned (Cdn$) (5)
Anton Drescher(2)	$Nil
Gordon Neal	$Nil
Carlos Ballon (3)	$Nil
Rowland Perkins(4)	$Nil

(1)              Anton Drescher received director’s fees prior to its nomination as interim CEO for the months he was a director (February to July 2011). Mr. Drescher also received fees to act as Interim CEO from November 1, 2011 to March 2, 2012. See “Executive Compensation” above and refer to Item 7B 6. Related Party Transaction.

(2)              Carlos Ballon received consulting fees pursuant an oral agreement. Refer to Item 7B 5. Related Party Transaction.

(4)              Rowland Perkins was appointed as a director of the Company on October 31, 2011. He receives no compensation as a director.

(5)              Directors were paid for 5 months during the year ending January 31, 2012 to reduce operational costs.

Directors who are not also executive officers are also eligible to receive incentive stock options. No incentive stock options were granted during the financial year ended January 31, 2013 to the directors of the Company who were not executive officers.

Consulting fees paid or accrued to officers and directors were as follows:

				Amount Paid/
Name of Director/Officer	Position	Category		Accrued
	Director, President & Chief Executive
Rowland Perkins	Officer	Consulting Fees	$	Nil
Anton Drescher	Director and Chief Financial Officer	Consulting Fees		$30,000
Marla Ritchie	Corporate Secretary	Consulting Fees		$24,000
John Drobe	VP Exploration	Consulting Fees		$80,908
Carlos Ballon Barraza	Director	Consulting Fees		$89,676

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

The primary duties and responsibilities of the Audit Committee are to:

•              Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of Dorato.

•              Monitor the independence and performance of the auditor of Dorato (the “Auditor”) and the internal audit function of Dorato.

•              Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the Audit Committee for review, and the report of the Audit Committee on the financial statements must be submitted to the directors thereafter.

The Company has no compensation or remuneration committee.

6.D              Employees

As at January 31, 2013 the Company had no employees. The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employ temporary employees during the fiscal year.

6.E              Share Ownership

The following table sets out the beneficial ownership of Company common shares by the Company’s directors and NEOs listed in Item 6.B as of May 28, 2013.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Anton J. Drescher(3)	1,317,444	1.50%
Gordon Neal(4)	367,223	0.40%
Carlos Ballon(5)	9,801,611	10.90%
Rowland Perkins	12,000	0.01%
All Executive Officers and Directors as a Group	11,498,278	12.80%

(1)              The Company currently has no outstanding stock options.

(2)              Percentages are based on 89,830,376 common shares outstanding as of May 30, 2013. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, May 30, 2013 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

Incentive Stock Option Plan

At the annual general meeting held on July 30, 2008, the shareholders approved the 2008 Stock Option Plan of the Company (the “Plan”).

The purpose of the Plan is to recognize contributions made by directors, officers, consultants and employees of the Company and to provide for an incentive for their continuing relationship with the Company.

Pursuant to the policies of the TSX.V, we must seek shareholder approval for the Plan at each annual meeting as the Plan is considered a “Rolling Plan”. The Plan was ratified by shareholders at the annual meeting held July 5, 2012.

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

As of May 30, 2013 there were no stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at May 30, 2013, options with respect to an additional 8,983,037 Common Shares are available for grant under the Plan.

There are currently no stock options held by our NEOs and directors listed in Item 6.B as of May 30, 2013.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              Major Shareholders

As at May 30, 2013, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially	Percent of Class (2)
Carlos Ballon	9,801,611	11.0%
Franco Nevada Corporation(4)	4,828,167	5.0%

(2)              Percentages are based on 89,830,376 common shares outstanding as of May 30, 2013. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, May 30, 2013 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)              Based on information provided by Franco Nevada Corporation.

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

As of May 30, 2013, there were 89,830,376 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 60 registered shareholders owning Common Shares, of which 37 of these registered shareholders, holding approximately 13,698,936 (15.25%) Common Shares are residents of the United States, 14 of these registered shareholders, holding approximately 75,307,440 (83.83%) Common Shares, are residents of Canada, and 9 of these registered shareholders, holding approximately 824,000 (0.92%) Common Shares are residents of jurisdictions other than the United States and Canada.

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

1.              Pursuant to an oral agreement, effective as and from December 1, 2008, the Company retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the former President and Chief Executive Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company, at a fee of $12,000 per month. This fee was increased to $16,600 effective March 1, 2009. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. The arrangement terminated effective October 31, 2011. During the financial year ended January 31, 2013, the Company paid Acuitas an aggregate of $Nil (2012 - $116,200, 2011 - $237,540).

2.              Pursuant to an oral agreement, effective as and from August 1, 2008, the Company retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the former Chief Financial Officer of the Company from July 30, 2008 to July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company, at a fee of $5,000 per month. The arrangement was without a fixed term, and terminable by either party on 30 days notice. The arrangement terminated effective August 1, 2011. During the financial year ended January 31, 2013, the Company paid Winslow an aggregate of $Nil (2012 – $30,000, 2011 - $60,000).

3.              Pursuant to an oral agreement, effective as and from July 12, 2011, the Company retained Anna Ladd, the former Chief Financial Officer of the Company from July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Ms. Ladd as Chief Financial Officer of the Company, at a fee of $2,500 per month. The arrangement was without a fixed term, and terminable by either party on 30 days notice. The arrangement terminated effective March 2, 2012. During the financial year ended January 31, 2013, the Company paid Ms. Ladd an aggregate of $Nil (2012- $15,000, 2011 - $Nil).

4.              Pursuant to an oral agreement, effective as of and from October 1, 2008, the Company leases office space and receives administrative services from Cardero Resource Corp. (“Cardero”), a company with a certain officer (Marla Ritchie) in common with the Company. Under the lease, the Company is obligated to pay $4,306 per month in rent (plus utilities). The term of the lease is from April 1, 2011 to March 31, 2021 and is terminable by either party with 30 days notice. Other administrative services are provided upon request, and invoiced at cost. During the financial year ended January 31, 2013, the Company paid or accrued exploration expenditures of $Nil (2012 - $112,305, 2011- $218,508), office and miscellaneous expenses of $56,049 (2012 - $139,390; 2011 - $35,401), professional fees of $28,080 (2012 – 21,840; 2011 - $Nil), regulatory expenses of $3,950 (2012 - $3,950; 2011 - $3,950), consulting fees of $2,857 (2012 - $3,000; 2011 - $138,842), travel and promotion expenses of $27,190 (2012 - $69,112; 2011 - $164,774), prepaid expenses of $Nil (2012 - $Nil; 2011 - $751), and investor relations expenses of $Nil (2012 - $18,270; 2011 - $9,281) pursuant to the terms of this agreement.

5.              Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who has also served as a Director of the Company since July 20, 2010, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$7,500 on July 1, 2011) per month. Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations. The arrangement is without a fixed term, and terminable by either party on 30 days notice. During the financial year ended January 31, 2013, the Company paid or accrued to Mr. Ballon an aggregate of $89,676 (2012- $158,115, 2011 - $107,274).

6.              Pursuant to an oral agreement, effective as and from November 1, 2011, the Company retained Anton Drescher, the Interim President and Chief Executive Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as President and Chief Executive Officer of the Company, at a fee of $8,300 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. The arrangement terminated effective March 2, 2012. During the financial year ended January 31, 2013, the Company paid or accrued to Mr. Drescher an aggregate of $Nil (2012 - $24,900, 2011 - $Nil).

7.              Pursuant to an oral agreement, effective as and from March 2, 2012, the Company retained Anton Drescher, the Interim Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as Chief Financial Officer of the Company, at a fee of $2,500 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2013, the Company paid or accrued to Mr. Drescher an aggregate of $30,000.

7.C              Interests of Experts and Counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION

8.A              Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2013 and 2012 and for the fiscal years ended January 31, 2013, 2012, and 2011, together with the notes thereto, attached to this annual report.

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

8.B              Significant Changes

On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement. See Note 16 to the Company’s annual financial statements.

ITEM 9.              THE OFFER AND LISTING

9.A              Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V) after April 24, 2009 and the NEX board (“NEX”) prior thereto:

Year	High	Low
2013	$0.095	$0.025
2012	$1.18	$0.06
2011	$1.63	$0.53
2010	$1.35	$0.53

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High	Low
April 30, 2013	$0.075	$0.025
January 31, 2013	$0.095	$0.05
October 31, 2012	$0.01	$0.055
July 31, 2012	$0.01	$0.065
Apr 30, 2012	$0.12	$0.07
January 31, 2012	$0.10	$0.06
October 31, 2011	$0.19	$0.08
July 31, 2011	$0.45	$0.15
April 30, 2011	$1.19	$0.34
January 31, 2011	$1.63	$0.93

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX.V:

Month	High	Low
May 2013	$0.04	$0.025
April 2013	$0.06	$0.025
March 2013	$0.06	$0.03
February 2013	$0.075	$0.055
January 2013	$0.09	$0.05
December 2012	$0.09	$0.05

The following table discloses the high and low sales prices in US dollars for our common shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the OTCQX International since the listing of our common shares on the OTCQX International on March 2, 2010: The Company delisted from the OTCQX as at October 31, 2012.

Quarter Ended	High	Low
April 30, 2013	n/a	n/a
January 31, 2013	n/a	n/a
October 31, 2012	US$0.1070	US$0.0590
July 31, 2012	US$0.0970	US$0.0620
April 30, 2012	US$0.10	US$0.06

January 31, 2012	US$0.10	US$0.06
October 31, 2011	US$0.19	US$0.08
July 31, 2011	US$0.47	US$0.17
April 30, 2011	US$1.20	US$0.37
January 31, 2011	US$1.60	US$1.01

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•                           an individual who is a citizen or resident of the U.S.;

•                           a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                           an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                           a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

The Company believes that it constituted a PFIC during the tax year ended January 31, 2013, and may be a PFIC in the current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2013. The Company is not subject to externally imposed capital requirements.

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

Cash and equivalents	January 31, 2013	January 31, 2012

Held at a major Canadian financial institution	$37,703	$59,865
Peruvian financial institution	378	286
	$38,081	$60,151

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements and at January 31, 2013, the cash balance of $38,081 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in 2013.

Liabilities as at January 31, 2013 are as follows:

	0 to 3	3 to 6	6 to 12
Due in	months	months	months	Total

Accounts payable and accrued liabilities	$531,989			$531,989
Due to related parties	691,771			691,771
	$1,223,760			$1,223,760

Liabilities as at January 31, 2012 are as follows:

	0 to 3	3 to 6	6 to 12
Due in	months	months	months	Total

Accounts payable and accrued liabilities	$611,030	$-	$-	$611,030
Due to related parties	460,944	-	-	460,944
	$1,071,974	$-	$-	$1,071,974

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

ii.              Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has net monetary assets of $14,600 denominated in USD and net monetary liabilities of $274,000 denominated in soles. For the year ended January 31, 2013, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 5% will increase or decrease net loss by approximately $800 and a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by approximately $19,000. There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2013.

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

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal years ended January 31, 2013 and 2012.

Year ended January 31	2013	2012

Audit fees	$25,000	$40,000
Audit-Related fees	-	-
Tax fees(1)	2,500	2,500
All Other Fees	-	-
Total	$27,500	$42,500

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

PART III

ITEM 17.              FINANCIAL STATEMENTS

We are filing with this annual report the following:

•              Auditors’ Report dated May 30, 2013.

•              Consolidated Statements of Financial Position at January 31, 2013 and January 31, 2012.

•              Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2013, January 31, 2012 and January 31, 2011.

•              Consolidated Statements of Changes in Equity at January 31, 2013, January 31, 2012 and January 31, 2011.

•              Consolidated Statements of Cash Flows for the years ended January 31, 2013, January 31, 2012 and January 31, 2011.

•              Notes to the Consolidated Financial Statements for the years ended January 31, 2013, January 31, 2012 and January 31, 2011.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2013 and 2012

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

DORATO RESOURCES INC.
(An Exploration Stage Company)

January 31, 2013 and 2012
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the accompanying consolidated financial statements of Dorato Resources Inc., which comprise the consolidated statements of financial position as at January 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended January 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2013 and 2012, and its financial performance and its cash flows for the years ended January 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that casts substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
May 30, 2013

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	January 31,	January 31,
	2013	2012

ASSETS

Current
Cash and cash equivalents	$38,081	$60,151
Accounts receivable	5,633	21,569
Investment (note 6)	136,364	-
Prepaid expenses	16,776	29,063

	196,854	110,783

Property, plant and equipment (note 7)	56,547	42,851
Exploration advances	-	100,280
Interest in exploration properties (note 8)	500,000	6,309,565

	$753,401	$6,563,479

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$531,989	$611,030
Due to related parties (note 11)	691,771	460,944

	1,223,760	1,071,974

Shareholders’ equity (deficit)

Capital stock (note 9)	56,461,592	55,279,506
Share-based payment reserve (note 10)	5,871,554	5,871,554
Accumulated other comprehensive loss	(13,636)	-
Deficit	(62,789,869)	(55,659,555)

	(470,359)	5,491,505

	$753,401	$6,563,479

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
Years Ended January 31

	2013	2012	2011

Expenses
Depreciation	$32,936	$18,844	$21,682
Consulting fees (note 11)	150,084	425,926	2,002,486
Exploration and evaluation expenditures (notes 11 and 12)	990,110	6,601,455	9,741,264
Investor relations (note 11)	15,310	453,199	852,031
Office and miscellaneous (note 11)	96,659	292,417	343,194
Professional fees (note 11)	102,379	309,654	476,101
Property investigations	-	-	37,750
Regulatory (note 11)	48,595	40,421	108,731
Travel and promotion (note 11)	29,524	121,972	270,628
Wages and benefits	85,891	512,980	139,341
Loss (gain) on foreign exchange	119,260	381,245	(259,129)
Write-off of leasehold improvements	-	6,615	-
Write-down of interests in exploration properties (note 8)	5,459,566	7,957,496	-
Interest and other income	-	(30,553)	(5,839)

Net loss for the year	(7,130,314)	(17,091,671)	(13,728,240)

Other comprehensive loss on available-for-sale securities (note 6)	(13,636)	-	-

Comprehensive loss for the year	$(7,143,950)	$(17,091,671)	$(13,728,240)

Basic and diluted loss per share	$(0.08)	$(0.22)	$(0.20)

Basic and diluted weighted average number of common shares outstanding	85,685,846	75,840,556	69,372,422

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

			Share-based	Available-for-
	Number of	Issued Capital	Payment	Sale
	Shares	Stock	Reserve	Investment	Deficit	Total Equity

Balance, February 1, 2010	68,388,545	$49,160,012	$4,717,664	$-	$(24,839,644)	$29,038,032

Issuance of shares for cash:
Exercise of stock options	2,191,940	1,356,912	-	-	-	1,356,912
Exercise of warrants	2,327,500	1,572,875	-	-	-	1,572,875
Share issuance costs	-	(79,444)	-	-	-	(79,444)
Shares issued for mineral property interests	400,000	432,000	-	-	-	432,000
Share-based payments	-	-	2,033,490	-	-	2,033,490
Reallocation from share-based payment reserve on exercise of stock options	-	371,543	(371,543)	-	-	-
Reallocation from share-based payment reserve on exercise of warrants		525,201	(525,201)
Net loss for the year	-	-	-	-	(13,728,240)	(13,728,240)

Balance January 31, 2011	73,307,985	53,339,099	5,854,410	-	(38,567,884)	20,625,625

Issuance of shares for cash:
Exercise of stock options	270,000	155,000	-	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	-	1,535,300
Shares issued for mineral property interests	700,000	150,000	-	-	-	150,000
Share-based payments	-	-	117,251	-	-	117,251
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-	-
Net loss for the year	-	-	-	-	(17,091,671)	(17,091,671)

Balance, January 31, 2012	76,639,985	55,279,506	5,871,554	-	(55,659,555)	5,491,505

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

			Share-based	Available-for-
	Number of	Issued Capital	Payment	Sale
	Shares	Stock	Reserve	Investment	Deficit	Total Equity
Balance, January 31, 2012 (brought forward)	76,639,985	$55,279,506	$5,871,554	$-	$(55,659,555)	$5,491,505

Issuance of shares for cash:
Private placement	13,190,391	1,187,135	-	-	-	1,187,135
Share issue costs	-	(5,049)	-	-	-	(5,049)
Unrealized loss on available-for-sale investment	-	-	-	(13,636)		(13,636)
Net loss for the year	-	-	-	-	(7,130,314)	(7,130,314)

Balance, January 31, 2013	89,830,376	$56,461,592	$5,871,554	$(13,636)	$(62,789,869)	$470,359

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
Years Ended January 31

	2013	2012	2011

Operating activities
Net loss for the year	$(7,130,314)	$(17,091,671)	$(13,728,240)
Add items not affecting cash
Depreciation	32,936	18,844	21,682
Share-based payments	-	117,251	2,033,490
Unrealized loss on foreign exchange	(7,668)	22,398	69,333
Investment received for exploration expenditures	(159,389)	-	-
Write-off of leasehold improvements	-	6,615	-
Write-down of interests in exploration properties	5,459,566	7,957,496	-
Changes in non-cash items
Accounts receivable	15,936	49,245	9,521
Prepaid expenses and advances	112,567	(650)	(12,569)
Accounts payable and accrued liabilities	(61,972)	284,285	(12,500)
Due to related parties	230,827	252,461	166,175
Cash used in operating activities	(1,507,511)	(8,383,726)	(11,453,108)

Investing activities
Interests on exploration properties	-	(126,576)	(273,919)
Royalty proceeds	350,000	-	-
Purchase of equipment	(46,632)	(5,920)	(11,649)
Cash provided by investing activities	303,368	(132,496)	(285,568)

Financing activities
Issuance of capital stock, net	1,187,135	1,690,300	2,929,787
Share issuance costs	(5,049)	-	(79,444)
Cash provided by financing activities	1,182,086	1,690,300	2,850,343

Effect of foreign exchange on cash	(13)	(18,646)	(75,020)

Decrease in cash and cash equivalents	(22,070)	(6,844,568)	(8,963,353)
Cash and cash equivalents, beginning of year	60,151	6,904,719	15,868,072

Cash and cash equivalents, end of year	$38,081	$60,151	$6,904,719

Supplemental cash flow information
Interest received	$-	$22,740	$5,839
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$-	$150,000	$432,000

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
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

Several conditions cast substantial doubt on the validity of this assumption. For the year ended January 31, 2013, the Company incurred an operating loss of $7,130,314 (2012 - $17,091,671; 2011 - $13,728,240), and as at January 31, 2013 has a working capital deficiency of $1,026,906 (2012 – $961,191), an accumulated deficit of $62,789,869 (2012 - $55,659,555), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its interests in exploration properties.

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

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and Interpretations issued by the IFRS Interpretations committee (“IFRICs”).

These consolidated financial statements have been prepared on a historical cost basis. In addition these consolidated financial statements have been prepared using the accrual basis of accounting.

The accounting policies set out in Note 3 have been applied consistently by the Company and its subsidiaries in preparing the consolidated financial statements for the years ended January 31, 2013, 2012 and 2011.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Approval of the financial statements

The consolidated financial statements of Dorato for the years ended January 31, 2013, 2012 and 2011 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 30, 2013.

Foreign currency translation

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

i)	Monetary assets and liabilities, at the rate of exchange in effect as at the consolidated statement of financial position date;

ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii)	Interest income and expenses (excluding depreciation, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant area:

(i)	recoverability of the carrying amount of interest in exploration properties (Note 8);

(ii)	inputs used in measuring the deferred income tax assets and liabilities (Note 13).

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. Estimates of future taxable income are based on forecasted cash flows from future operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows are based on life of mine projections. To the extent that future cash flows from operations and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the consolidated statements of financial position could be impacted. The Company is also subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. The following are accounting items which involve judgment:

Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Going concern

The preparation of these financial statements requires management to make judgments regarding its assessment of the going concern assumption as it relates to the Company. Going concern presentation of the consolidated financial statements assumes the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. Significant judgment is involved in this assessment.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Critical accounting judgments (cont’d…)

Functional currency

The functional currency of the Company and each of its subsidiaries is the Canadian dollar (“CAD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re-evaluated for each new entity or if conditions change.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Note 16). Subsidiaries are entities over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. Subsidiaries are fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

Investments

Investments, not including derivatives, are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the investments are impaired. When the impairments are identified, in the Company’s assessment, the accumulated unrealized gains or losses are reflected in operations rather than in other comprehensive income. Significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

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
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Interests in exploration properties (cont’d…)

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

(iii) Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(iv) Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized in profit or loss.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Property, plant and equipment (cont’d…) (v) Depreciation

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

Impairment of long-lived assets

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

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Share-based payments

The Company has a stock option plan that is described in Note 10. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

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
Years Ended January 31, 2013, 2012 and 2011
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

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. AFS are comprised of an investment in shares of an actively traded security.

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

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
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements:

Accounting Standards Issued and Effective for Years Beginning on or After July 1, 2012:

IAS 1 Presentation of Financial Statements (Amendment) is an amendment that requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not.

Accounting Standards Issued and Effective for Years Beginning on or After January 1, 2013:

IAS 19 Employee Benefits (2011) is an amended version with revised requirements for pensions and other post- retirement benefits, termination benefits and other changes.

Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognized financial instruments that are set-off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:

i.	requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements

ii.	defines the principle of control, and establishes control as the basis for consolidation

iii.	sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee

iv.	sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

Joint arrangements are either joint operations or joint ventures:

  A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint operators recognize their assets, liabilities, revenue and expenses in relation to its interest in a joint operation (including their share of any such items arising jointly)

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (Cont’d…)
  A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (joint venturers) have rights to the net assets of the arrangement. A joint venture applies the equity method of accounting for its investment in a joint venture in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

Annual Improvements 2009-2011 Cycle

Makes amendments to the following standards:

  IFRS 1 — Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets
  IAS 1 — Clarification of the requirements for comparative information
  IAS 16 — Classification of servicing equipment
  IAS 32 — Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes
  IAS 34 — Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance amends IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (Cont’d…)

Accounting Standards Issued and Effective for Years Beginning on or After January 1, 2015:

IFRS 9 Financial Instruments (2010) is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39

Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the expected short-term maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2013	Level 1	Level 2		Level 3	Total

Cash and cash equivalents	$38,081	$-	$	- $	38,081
Investment	136,364	-		-	136,364

January 31, 2012	Level 1	Level 2		Level 3	Total

Cash and cash equivalents	$60,151	$-	$	- $	60,151
Investment	-	-		-	-

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d…)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

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

Cash and equivalents	January 31, 2013	January 31, 2012

Held at a major Canadian financial institution	$37,703	$59,865
Peruvian financial institution	378	286
	$38,081	$60,151

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment- grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements but at January 31, 2013, the cash and cash equivalents balance of $38,081 is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014.

Liabilities as at January 31, 2013 were as follows:

	0 to 3	3 to 6	6 to 12
Due in	months	months	months	Total

Accounts payable and accrued liabilities	$531,989	$-	$-	$531,989
Due to related parties	691,771	-	-	691,771
	$1,223,760	$-	$-	$1,223,760

Liabilities as at January 31, 2012 were as follows:

	0 to 3	3 to 6	6 to 12
Due in	months	months	months	Total

Accounts payable and accrued liabilities	$611,030	$-	$-	$611,030
Due to related parties	460,944	-	-	460,944
	$1,071,974	$-	$-	$1,071,974

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d…)

	c)	Market risk

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

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has net monetary assets of $14,600 denominated in USD and net monetary liabilities of $274,000 denominated in soles. For the year ended January 31, 2013, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 5% will increase or decrease net loss by approximetely $800 and a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by approximately $19,000. There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the investment by approximately $1,500.

6.	INVESTMENT

All investments in shares are classified as available-for-sale under the financial instruments classification.

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico Resources Ltd. for a total cost of $150,000. Impairment losses as at January 31, 2013 on the investment amounted to $13,636.

Subsequent to the year-end, the market value of the above-mentioned shares has declined to $0.085 per share for a total value of $57,955.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office	Leasehold
	equipment	equipment	improvements	Total
Cost
Balance at January 31, 2011	$35,293	$57,744	$17,061	$110,098
Additions	5,920	-	-	5,920
Disposals	-	-	(17,061)	(17,061)
Balance at January 31, 2012	41,213	57,744	-	98,957
Additions	-	46,632	-	46,632
Balance at January 31, 2013	$41,213	$104,376	$-	$145,589
Depreciation and impairment losses
Balance at January 31, 2011	$(15,378)	$(22,580)	$(9,749)	$(47,707)
Depreciation for the year	(9,341)	(8,807)	(697)	(18,845)
Impairment loss	-	-	(6,615)	(6,615)
Disposals	-	-	17,061	17,061
Balance at January 31, 2012	(24,719)	(31,387)	-	(56,106)
Depreciation for the year	(5,109)	(27,827)	-	(32,936)
Balance at January 31, 2013	$(29,828)	$(59,214)	$-	$(89,042)
Carrying amounts
At January 31, 2012	$16,494	$26,357	$-	$42,851
At January 31, 2013	$11,385	$45,162	$-	$56,547

8.	INTEREST IN EXPLORATION PROPERTIES

	Central Zone	North Zone	South Zone	Total
Balance, January 31, 2011	$10,033,822	$2,155,729	$1,800,934	$13,990,485
Acquisition costs
Cash payments	-	77,506	49,070	126,576
Common shares issued	9,000	141,000	-	150,000
Write-off	(7,957,496)	-	-	(7,957,496)
Balance, January 31, 2012	2,085,326	2,374,235	1,850,004	6,309,565
Proceeds on sale of 2% NSR	-	(350,000)	-	(350,000)
Write-down	(1,918,660)	(1,857,568)	(1,683,337)	(5,459,565)
Balance, January 31, 2013	$166,666	$166,667	$166,667	$500,000

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d...)

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

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 3,400,000 common shares (issued) and US$270,000 (paid). The claims are included in the Central Zone and North Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	v)	Afrodita Property

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

On April 30, 2012, the Company terminated the option agreement and therefore at January 31, 2012, the interests in Afrodita were written-off.

	vi)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

	vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Venture Exchange (“TSXV”) approval (approved on June 15, 2010) and issued 50,000 common shares on July 25, 2011 (issued); and agreed to issue 200,000 common shares on or before June 15, 2012 (not issued) and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

During the year ended January 31, 2013, the Company decided not to issue the shares, thereby terminating the option agreement. The interests in this property were written-down.

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

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	viii)	Cangaza Property (cont’d...)

The claims are included in the North Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

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

Royalty option agreement

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received). This Agreement replaces the Royalty Option Agreement between the parties dated July 18, 2008 and amended March 30, 2009 which the parties mutually agreed to terminate.

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

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2013 and 2012.

9.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2013, the Company:

i)	Issued 13,190,391 shares at $0.09 per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement.

During the year ended January 31, 2012, the Company:

ii)	Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000 and transferred related share-based payment reserve of $100,107 to capital stock.

iii)	Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

iv)	Issued 700,000 common shares valued between $0.06 and $0.45 per share for exploration properties (notes 7(vii) and (viii).

10.	SHARE-BASED PAYMENT RESERVE

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

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.	SHARE-BASED PAYMENT RESERVE (cont’d…)

A summary of the status of the stock option plan as of January 31, 2013 and 2011 and changes is presented below:

	Period Ended		Year Ended
	January 31, 2013		January 31, 2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of year	2,597,500	$1.03	7,212,885	$0.89
Granted	-	$-	-	$-
Exercised	-	$-	(270,000)	$0.57
Cancelled/Expired	(2,597,500)	$1.03	(4,345,385)	$0.84
Options outstanding, end of year	-	$-	2,597,500	$1.03

The weighted average remaining life of options outstanding at January 31, 2012 was 0.63 year.

Stock options outstanding are as follows:

	January 31, 2013			January 31, 2012
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable
May 27, 2012	-	-	-	$0.85	1,352,500	1,352,500
November 3, 2012	-	-	-	$1.35	150,000	150,000
January 25, 2013	-	-	-	$1.20	1,095,000	1,095,000
		-	-		2,597,500	2,597,500

No stock options were granted during the years ended January 31, 2013 and 2012. Share-based payment expense of $117,251 was recorded for 200,000 options that vested during the prior year.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	2013	2012	2011

Risk-free interest rate	N/A	N/A	1.72%
Expected life of options/warrants	N/A	N/A	2 years
Annualized volatility	N/A	N/A	111.75%
Dividend rate	N/A	N/A	0.00%
Grant date fare value	N/A	N/A	$ 0.58

Warrants

	January 31, 2013		January 31, 2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of year	-	-	12,087,589	$1.30
Exercised	-	-	(2,362,000)	$0.65
Expired	-	-	(9,725,589)	$0.65

Balance, end of year	-	-	-	-

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended January 31, 2013, the Company entered into the following transactions with related parties:

Management compensation

a)	Paid or accrued consulting fees of $Nil (2012 - $161,200; 2011 - $297,540) to companies related to officers and directors, not including share-based payments.

b)	Paid or accrued consulting fees of $374,668 (2012 - $387,015; 2011 - $223,274) to officers and directors.

Transactions with other related parties

c)

Paid or accrued exploration expenditures of $Nil (2012 - $112,305; 2011 - $218,508), office and miscellaneous expenses of $56,049 (2012 - $139,390; 2011 - $35,401), professional fees of $28,080 (2012 - $21,840; 2011 - $Nil), regulatory expenses of $3,950 (2012 - $3,950; 2011 - $3,950), consulting fees of $2,857 (2012 - $3,000; 2011 - $138,842), travel and promotion expenses of $27,190 (2012 - $69,112; 2011 - $164,774) and investor relations expenses of $Nil (2012 - $18,270; 2011 - $9,281) to two companies with an officer and a director in common for reimbursement of expenditures.

d)	Recovered exploration expenditures of $182,575 (2012 - $Nil; 2011 - $Nil) from a company with an officer in common.

Amounts due to related parties is comprised of $487,776 (2012 - $350,271) owed to two companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; and $203,994 (2012 - $110,673) to two directors and two officers. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

12.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2013 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$37,854	$-	$-	$37,854
Peruvian value added tax recovery	(19,633)	-	-	(19,633)
Land maintenance and tenure	49,825	-	-	49,825
Personnel	14,674	-	-	14,674
Public relations	3,056	-	-	3,056
Travel	8,963	-	-	8,963
Expenses on terminated option	895,371	-	-	895,371

Total expenditures for the year	$990,110	$-	$-	$990,110

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

12.	EXPLORATION AND EVALUATION EXPENDITURES (cont’d…)

Exploration and evaluation costs incurred in the year ended January 31, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$454,292	$-	$-	$454,292
Data acquisition and analysis	3,572,843	-	-	3,572,843
Peruvian value added tax	90,356	-	-	90,356
Land maintenance and tenure	294,333	-	-	294,333
Personnel	1,550,529	-	-	1,550,529
Public relations	436,298	-	-	436,298
Survey and mapping	21,962	-	-	21,962
Travel	180,842	-	-	180,842

Total expenditures for the year	$6,601,455	$-	$-	$6,601,455

Exploration and evaluation costs incurred in the year ended January 31, 2011 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$1,628,007	$-	$-	$1,628,007
Data acquisition and analysis	1,886,675	-	-	1,886,675
Peruvian value added tax	159,600	-	-	159,600
Land maintenance and tenure	130,216	52,229	58,100	240,545
Personnel	3,042,195	-	-	3,042,195
Public relations	390,198	-	-	390,198
Survey and mapping	249,251	231,550	307,044	787,845
Travel	1,606,199	-	-	1,606,199

Total expenditures for the year	$9,092,341	$283,779	$365,144	$9,741,264

13.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 25.08% (2012 – 26.38%; 2011 – 28.33%) with the reported taxes is as follows for the years ended January 31:

	2013	2012	2011

Loss before income tax	$(7,130,314)	$(17,091,671)	$(13,728,240)
Canadian statutory rate	25.08%	26.38%	28.33%
Expected income tax recovery	(1,806,377)	(4,508,346)	(3,889,406)
Difference in foreign tax rates	(45,780)	(33,734)	(12,478)
Share issue costs	844	(3,221)	(27,634)
Other temporary differences	(359,956)	1,981,440	(119,269)
Permanent differences	-	32,676	398,229
Reduction in deferred income taxes resulting from statutory rate reduction	(54,261)	(93,077)	74,219
Tax effect of foreign exchange on assets and liabilities	(1,760)	(157,989)	103,715
Unused tax losses and tax offsets not recognized as deferred tax asset	2,267,290	2,782,251	3,472,624
	$-	$-	$-

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.	INCOME TAXES (cont’d…)

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 16.5% to 15% and the British Columbia provincial tax decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.38% to 25.08%.

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2013	2012
Carrying value less than income tax basis of interest in exploration properties	$28,785,000	$27,418,000
Carrying value less than income tax basis of fixed assets	71,000	49,000
Non-capital losses carried forward	15,797,000	8,588,000
Share issuance costs	246,000	475,000
	$44,899,000	$36,530,000

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2014	$-	$126,000	$126,000
2015	-	272,000	272,000
2016	-	749,000	749,000
2017	-	931,000	931,000
2018	-	1,061,000	1,061,000
2027	50,000	-	50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,311,000	-	1,311,000
2033	5,946,000	-	5,946,000
	$12,456,000	$3,139,000	$15,595,000

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

14.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

	January 31, 2013			January 31, 2012
	Canada	Peru	Total	Canada	Peru	Total

Cash	$37,703	$378	$38,081	$59,865	$286	$60,151
Interest in exploration properties	-	500,000	500,000	-	6,309,565	6,309,565
Investment	136,364	-	136,364	-	-	-
Other assets	35,296	43,660	78,956	168,795	24,968	193,763
Total assets	$209,363	$544,038	$753,401	$228,660	$6,334,819	$6,563,479

15.	CAPITAL MANAGEMENT

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

There were no changes to the Company’s approach to capital management during the year ended January 31, 2013. The Company is not subject to externally imposed capital requirements.

16.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2013 and 2012

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99% (2011 – nil)

ITEM 18.              FINANCIAL STATEMENTS

Not applicable.

ITEM 19.              EXHIBITS

1.1(1)	Articles effective August 21, 2006.

4.1(2)	Option Agreement with Jose Clemente Contreras Centeno and Ylmany Diomar Barrenechea Solis dated July 7, 2010 whereby we were granted the option to earn a 100% interest in the Cangaza Property.

4.2(2)	Option Agreement with Michelle Berendson Berninzon dated June 11, 2010 whereby we were granted the option to earn a 100% interest in the Marita Property.

4.3(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Vicmarama Property.

4.4(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Maravilla Property.

4.5(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 2 Property.

4.6(2)	Option Agreement with Carlos Ballon Barraza dated October 18, 2007 whereby we were granted the option to earn a 100% interest in the Lahaina 1 Property.

4.7(3)	Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated August 18, 2008.

4.8(3)	First Amendment to the Royalty Option Agreement between Dorato Resources Inc. and Franco-Nevada Corporation dated March 30, 2009.

4.9(3)	Stock Option Plan.

4.10(4)

Option Agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) dated September 16, 2011 whereby we were granted the option to earn a 100% interest in the Deborah Property.

4.11	Royalty Purchase Agreement with Franco-Nevada Corporation dated June 22, 2012.

8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

11.1(1)	Code of Ethics.

12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities . Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 1, 2008 with the Securities and Exchange Commission.

(3)	Incorporated by reference from our Annual Report on Form 20-F filed on August 24, 2009 .with the Securities and Exchange Commission.

(4)	Incorporated by reference from our Annual Report on Form 20-F filed on June 13, 2012 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DORATO RESOURCES INC.

/s/ Rowland Perkins
By:	Rowland Perkins,
Interim President & CEO

Date:      May 31, 2013