Form 20-F
period 2014-01-31
XIANA MINING INC.
filed 2014-06-17
CIK 1126932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

❑

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

☒

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended     January 31, 2014

Or

❑

Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________________ to ____________________

❑

Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number  000-33299

XIANA MINING INC.

(formerly Dorato Resources Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#507 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N7

(Address of principal executive offices)

Rowland Perkins

#507 - 837 West Hastings Street, Vancouver, BC V6C 3N7, Tel: 604-685-1017, Fax: 604-685-5777

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

Title of Each Class

Outstanding at January 31, 2014

Common Shares, no par value

4,491,518

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes:  ❑  No:  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes:  ❑  No:  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:

☒

No:

❑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes:  ❑   No:  ❑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ❑ Accelerated filer: ❑ Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

❑

International Financial Reporting Standards as issued

☒

Other

 ❑

By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ❑  Item 17  ❑  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes:  ❑  No:  ☒

TABLE OF CONTENTS

PAGE

TABLE OF CONTENTS

3

FORWARD-LOOKING INFORMATION

7

PART I

8

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

3.A

Selected Financial Data

8

3.B

Capitalization and Indebtedness

10

3.C

Reasons for the Offer and Use of Proceeds

10

3.D

Risk Factors

10

ITEM 4.

INFORMATION ON THE COMPANY

19

4.A

History and Development of the Company

19

4.B

Business Overview

20

4.C

Organizational Structure

23

4.D

Property, Plants and Equipment

23

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

28

5.A

Operating Results

28

5.C

Research and Development, Patents and Licences, etc.

32

5.D

Trend Information

32

5.E

Off-Balance Sheet Arrangements

32

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

6.A

Directors and Senior Management

33

6.B

Compensation

35

6.C

Board Practices

36

6.D

Employees

37

6.E

Share Ownership

37

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

39

7.A

Major Shareholders

39

ITEM 8.

FINANCIAL INFORMATION

42

8.A

Consolidated Statements and Other Financial Information

42

8.B

Significant Changes

42

ITEM 9.

THE OFFER AND LISTING

42

9.A

Offer and Listing Details

42

9.B

Plan of Distribution

43

9.C

Markets

43

9.D

Selling Shareholders

43

9.E

Dilution

43

9.F

Expenses of the Issue

44

ITEM 10.

ADDITIONAL INFORMATION

44

10.A

Share Capital

44

10.D

Exchange Controls

45

10.E

Taxation

45

10.F

Dividends and Paying Agents

56

10.G

Statement by Experts

56

10.H

Documents on Display

56

10.I

Subsidiary Information

56

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

56

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

59

PART II

59

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

59

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  59

ITEM 15.

CONTROLS AND PROCEDURES

59

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

60

ITEM 16B.

CODE OF ETHICS

60

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

60

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

61

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS  61

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

61

ITEM 16G. CORPORATE GOVERNANCE

61

PART III

61

ITEM 17.

FINANCIAL STATEMENTS

61

ITEM 18.

FINANCIAL STATEMENTS

63

ITEM 19.

EXHIBITS

63

SIGNATURES

64

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

FORWARD-LOOKING INFORMATION

In this Annual Report on Form 20-F, references to the “Company”, “Xiana”, “we”, “our” and “us” refer to Xiana Mining Inc. (unless the context otherwise requires).  This Annual Report contains forward-looking statements and information relating to Xiana that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to Xiana or our management, are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to the future financial or operating performances of Xiana, its subsidiaries and their respective projects, the timing and amount of estimated future operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of any pending litigation and regulatory matters. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, the need for additional financing, fluctuations in mineral prices, operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  Except as required by law, we undertake no obligation to publicly update or review any forward-looking statements or information whether as a result of new information, future developments or otherwise.

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013 and 2012 together with the notes thereto, which appear elsewhere in this annual report.  These consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

The financial data set forth in this Annual Report is expressed in Canadian dollars (“Cdn$”, “CAD” or “$”) unless otherwise noted as reported in US dollars (“US$” or “USD”).  During our 2010 fiscal year, we changed our reporting currency from the United States dollar to the Canadian dollar.  The change was consistent with our change of business to the resource sector completed on April 24, 2008 and our continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006.

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) as at January 31, 2014 and 2013 and for the three fiscal years ended January 31, 2014, 2013, 2012 and 2011. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Years Ended January 31 IFRS
	2014 Cdn$	2013 Cdn $	2012 Cdn $	2011 Cdn$
Revenue	Nil	Nil	Nil	Nil
Net loss for the year	(907,809)	(7,130,314)	(17,091,671)	(13,728,240)
Comprehensive loss for the year	(902,298)	(7,143,950)	(17,091,671)	(13,728,240)
Basic and diluted loss per share	(0.20)	(1.66)	(4.51)	(3.96)

	Years Ended January 31 IFRS
	2014 Cdn $	2013 Cdn $	2012 Cdn $	2011 Cdn $
Total Assets	101,895	753,401	6,563,479	21,168,408
Total Liabilities	1,474,552	1,223,760	1,071,974	542,783
Capital Stock	56,461,592	56,461,592	55,279,506	53,339,099
Shareholders’ Equity (Deficit)	(1,372,657)	(470,359)	5,491,505	20,625,625

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are (on a post-share consolidation basis): 4,491,518 for the year ended January 31, 2014; 4,284,292 for the year ended January 31, 2013; 3,792,027 for the year ended January 31, 2012, and 3,468,621 for the year ended January 31, 2011.

During the year ended January 31, 2012, the Company changed its accounting policy for mineral exploration costs from capitalizing to being included in profit or loss of the year. The following selected financial data as at January 31, 2010 and for the year ended January 31, 2010 has been prepared in accordance with U.S. GAAP, based on the audited consolidated financial statements (previously filed with our Annual Reports on Form 20-F) for the 2010 fiscal year, adjusted to reflect the change in accounting policy. The weighted average outstanding shares used to calculate income (loss) per share for the year ended January 31, 2010 (on a post –share consolidation basis) is 2,490,977.

Year ended January 31, 2010 Cdn $
Consolidated Statement of Operations and Comprehensive Loss
Net Loss and comprehensive loss for the year	(3,605,068)
Change of accounting policy Expenditures on mineral property interests expensed	(4,099,925)
Net Loss and comprehensive loss for the year	(7,704,993)
Basic and diluted loss per share	(3.09)

Year ended January 31, 2010 Cdn $
Consolidated Balance Sheets
Total assets	40,834,823
Change of accounting policy expenditures on mineral property interests expensed	(10,959,085)
Total assets	29,425,738
Total liabilities	387,706
Total shareholders’ equity	39,997,117
Change of accounting policy expenditures on mineral property interests expensed	(10,959,085)
Total shareholders’ equity	29,038,032
Total liabilities and shareholders’ equity

To date, the Company has not generated any cash flow from its activities to fund on-going activities and cash commitments.  The Company has financed operations principally through the sale of equity securities.  The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2014, the cash and cash equivalents balance of $3,669 is insufficient to meet the needs for the coming year.  Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2015.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada.  On June 13, 2014, the exchange rate was USD 1.00 per CAD 1.0868.  The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
May 2014	1.10973	1.0837
April 2014	1.1042	1.0903
March 2014	1.1251	1.1052
February 2014	1.1140	1.0953
January 2014	1.1171	1.0639
December 2013	1.0697	1.0577

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2014	2013	2012	2011	2010
Average Rate during Year (1)	1.0415	0.9978	0.9907	1.0260	1.1272
Year End	1.1225	0.9973	1.0052	1.0022	1.0693
High	1.1225	1.0418	1.0604	1.0778	1.2991
Low	0.9989	0.9710	0.9449	0.9862	1.0234

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

The report of our independent auditors on our financial statements for the year ended January 31, 2014 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty, at this time.  We have historically satisfied our capital needs primarily by issuing equity securities.  If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

Risks Associated with Exploration

The Company has no known reserves on its interests in exploration property.

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on its property.  The Company may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company’s property.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

The Company faces risks related to exploration and development, if warranted, of its property.

The level of profitability of the Company, if any, in future years will depend to a great degree on gold and silver prices and whether the Company’s exploration stage property can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies, if any, on the Company’s existing mineral property will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is also subject to the risks normally encountered in the mining industry, such as:

▪

unusual or unexpected geological formations;

▪

fires, floods, earthquakes, volcanic eruptions, and other natural disasters;

▪

power outages and water shortages;

▪

cave-ins, landslides, and other similar mining hazards;

▪

labour disruptions and labour disputes;

▪

inability to obtain suitable or adequate machinery, equipment, or labour;

▪

liability for pollution or other hazards; and

▪

other known and unknown risks involved in the operation of mines and the conduct of exploration.

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

The Company has only one mineral property.

The Company’s only current property of interest is the Deborah property located in Cajamarca Region, Peru. As a result, unless the Company acquires additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

The Company’s property may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects or aboriginal claims.

The Company has not conducted a legal survey of the boundaries of its property, and therefore, in accordance with the laws of the jurisdictions in which this property is situated, its existence and area could be in doubt.  The Company has obtained only a limited formal title reports on its property and title to its property may be in doubt.  The Company’s property may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment with respect to its mineral property, the Company could lose its property rights and may be required to cease its exploration and development activities on its property.  Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its property.

Ownership, exploration and development of the Company’s property is subject to government approvals and regulations.

The exploration property held by the Company is located in Peru. The individuals and entities that granted the Company an option pursuant to the option agreement have obtained mining concessions with respect to the property covered by such option agreement.  There can be no guarantee that the individuals and entities that granted the Company option will be able to maintain these mining concessions in good standing, nor is there any guarantee that the Company will be able to obtain and maintain these mining concessions.

Peruvian law also requires mining permits and licenses in order to undertake exploration activities or commence construction or operation of mine facilities on the Company’s property.  An exploration permit is required when the proposed exploration may have a significant impact on the environment, people or historical sites.  The Company has required and anticipates that it will continue to require exploration permits in order to undertake exploration activities on its property.

There can be no guarantee that the Company will be able to obtain all necessary permits and approvals from the Peruvian Government or that such approvals, if obtained, will not later be revoked or amended in a manner adverse to the Company.    If the Company or its optioner are unable to obtain and maintain required approvals, permits and licenses, the Company may be unable to undertake its intended exploration and development activities on such property.  Any of these developments could have a material adverse effect on the Company, and could require the Company to cease exploration and development activities on all or a portion of its property, or abandon or dispose of all or a portion of its property.

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

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s property will be such that any such deposits can be mined at a profit.

Surface rights and access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction.  The Company has not yet been successful in negotiating any formal surface access agreements.

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

The Company’s operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and its directors, officers, and employees.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its property or, if feasible, to commence development, construction or operation of mining facilities at such property on terms which enable operations to be conducted at economically justifiable costs.

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

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral property.

Risks Related to Financing

The Company has a history of losses and no revenues, and may never become profitable.

The Company is a mineral exploration company without operations and has historically incurred losses.  To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on its property.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as its property enters into commercial production and generates sufficient revenues to fund its continuing operations.

Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing in prior fiscal years, these funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company’s property will require the commitment of substantial resources to conduct the time-consuming exploration and development of the property.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

The Company will require additional capital to meet its capital requirements for fiscal 2015 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for fiscal 2015.  The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interest (as existing or as proposed to be acquired) in its property.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral property; (ii) the ability to produce minerals from any mineral deposits that may be located on its property; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the property held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

The Company’s growth, if any, will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of employees required if it determines that a mine at its property is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management, and the Company’s ability to assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations.  This will be particularly critical if the Company decides not to use contract miners at its property.  There is no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available the necessary expertise when and if it places its property into production.

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

Investors in Common Shares that are U.S. taxpayers should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2014, and may be a PFIC in the current and future tax years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each

U.S. shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock".  Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share.  The market price of the Common Shares over the year ended January 31, 2014 and through June 13, 2014 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

The board of directors is currently comprised of five directors, only two of whom is independent.

The Board is currently comprised of five directors, only two of whom is independent.  The Company is actively attempting to appoint an additional independent director to the Board in order to bring the Company into compliance with the corporate governance rules and regulations that it is subject to in Canada, however there is no assurance when this will occur, if at all. The lack of independent directors on the Board may weaken the quality of oversight of the Company’s management and compromise the Board’s effectiveness in carrying out its duties and responsibilities.

The Company’s mineral property is located in a country where there may be significant political risk.

The Company has a mineral property in Peru.  In this country, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in that country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price, controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

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

At a shareholders’ meeting held on June 22, 2004, the Company’s shareholders approved a change of its primary business focus to other business opportunities, including the acquisition, exploration and development of natural resources properties.  At the Company’s annual meeting held on July 19, 2005, the Company’s shareholders approved a consolidation of its shares and concurrent name change.  Effective April 24, 2006, the Company’s shares were consolidated on the basis of one new share for each two old shares and the Company also changed its name to “Dorato Resources Inc.”.

Effective August 21, 2006, the Company continued its jurisdiction of incorporation into British Columbia from Wyoming.  The Company is governed by the Business Corporations Act (British Columbia) (“BCBCA”).

On October 18, 2007, the Company commenced its present business of acquiring and exploring natural resource properties by entering into five agreements with several Peruvian nationals and a Peruvian company to acquire options to earn a 100% interest in 70 mineral claims located in Peru and to acquire certain mining concessions.  On April 24, 2008, the TSX Venture Exchange (the “TSX.V”) accepted for filing the documentation related to these option contracts, and the Company’s listing was transferred from the NEX to the TSX.V, effective April 25, 2008.

On October 23, 2013, the Company completed the alteration of its share capital by way of a consolidation of its issued share capital on the basis of one new share for every twenty old shares, thereby reducing the Company’s issued and outstanding Common Shares from 89,830,376 Common Shares to 4,491,518 Common Shares; and changed its name from “Dorato Resources Inc.” to “Xiana Mining Inc.”.  Effective October 24, 2013, the Company commenced trading on the TSX.V under its new name and symbol XIA.

The Company’s head office, registered and records office and address for service is located at #507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, the phone number is (604) 685-1017 and the fax number is (604) 408-7499.

4.B

Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration of mineral properties.  The Company currently has the right to acquire an interest in a mineral property in Peru.  The Company is in the exploration stage as its property has not yet reached commercial production and its property is beyond the preliminary exploration stage.  There are currently no identified mineral resources or mineral reserves on the Company’s mineral property.

Deborah Gold Property, Cajamarca, Peru

The Company entered into an option agreement to earn a 100% interest in the Deborah Property.  Peruvian Government approval is required prior to exercising the option to acquire this property.

On September 16, 2011, the Company entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru.  Under the terms of the option agreement, the Company can acquire a 100% interest in the property in exchange for cumulative payments of US$6,000,000 over a minimum of 5 years.  The detailed terms of the option agreement are summarized in the table below.

Event	US$ Cash Payments
TSX.V Approval	50,000 (paid)
On commencing drill-testing	200,000
1 year anniversary of drill date	400,000
2 year anniversary of drill date	600,000
3 year anniversary of drill date	900,000
4 year anniversary of drill date	1,200,000
5 year anniversary of drill date	2,650,000
6,000,000

The option agreement required an immediate payment of $50,000 on receipt of TSX.V approval (“Effective Date”).  This payment was made and the Company commenced systematic surface exploration of the property in early February 2012.  A second payment of $200,000 is payable on the commencement of drilling (“Drill Date”) and all subsequent payments are tied to this Drill Date. In addition, a royalty of $4.00 per ounce of gold produced is payable to the underlying vendors, up to a maximum of $2,000,000.  There was no finder’s fee paid by the Company in connection with the Option Agreement.

Cordillera del Condor Project, Northern Peru

Due to current market conditions, the Company was unable to raise sufficient funds to cover the title payments on the seven properties within the Cordillera del Condor project, located in northern Peru. The mineral titles have been allowed to expire, as required under Peruvian law.  During the year ended January 31, 2014, the Company wrote-off the remaining portion ($500,000) of the properties.

The Company previously entered into seven option agreements granting it the option to earn a 100% interest in certain mineral claims and mining concessions located in Peru collectively referred to as the Cordillera del Condor Project (consisting of the Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property, David Property, Marita Property and Cangaza Property), the material terms of which were as follows:

•

The commercial terms of the option were fulfilled to earn a 100% interest in the Vicmarama Property, which included the issuance of 37,500 (post-share consolidated) common shares (12,500 shares were issued on TSX.V approval, 12,500 shares were issued on April 16, 2009 and the remaining 12,500 shares were issued on November 17, 2009) and payment of US$250,000.  As the Company was unable to make the property tax payment totalling US$39,174 on June 30, 2013, the mineral lease was forfeited.

•

The commercial terms of the option were fulfilled to earn a 100% interest in the Maravilla Property, which included the issuance of 62,500 (post-share consolidated) common shares and payment of US$300,000.  As the Company was unable to make the property tax payment totalling US$45,852 on June 30, 2013, the mineral lease was forfeited.

•

The commercial terms of the option were fulfilled to earn a 100% interest in the Lahaina 1 Property, which included the issuance of 170,000 (post-share consolidated) common shares and payment of

US$270,000.  As the Company was unable to make the property tax payment totalling US$46,360 on June 30, 2013, the mineral lease was forfeited.

•

The commercial terms of the option were fulfilled to earn a 100% interest in the Lahaina 2 Property, which included the issuance of 75,000 (post-share consolidated) common shares (12,500 shares were issued upon TSX.V approval, 25,000 shares were issued on April 16, 2009, and the remaining 37,500 shares were issued on November 17, 2009) and payment of US$400,000.  As the Company was unable to make the property tax payment totalling US$27,639. on June 30, 2013, the mineral lease was forfeited.

•

On June 5, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in the David Property.  In order to earn a 100% interest we paid US$66,031, plus an additional consideration of US$5,000 was due on exercise of the option/assignment.  The exercise of the option was to be triggered by issuance of the Supreme Decree to the Company. As the Company was unable to make the property tax payment totalling US$58,771 on June 30, 2013, the mineral lease was forfeited.

•

On June 11, 2010, the Company entered into an option agreement to acquire a 100% interest in the Marita Property.  In order to earn the 100% interest we paid US$200,000 and agreed to issue an aggregate of 50,000 (post-share consolidated) Common Shares.  2,500 shares were issued on July 25, 2011, an additional 10,000 shares was to be issued on or before June 15, 2012 (not issued) and 37,500 shares on or before June 15, 2013 (not issued).  The exercise of the option was also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.  As the Company was unable to make the property tax payment totalling US$41,710 on June 30, 2013, the mineral lease was forfeited.

•

The commercial terms of the option were fulfilled to earn a 100% interest in the Cangaza Property, which included the cash payments of US$150,000 and the issuance of 52,500 (post-share consolidated) Common Shares.  Although the obligations to exercise the option under this agreement have been met, the option was not exercised as it was subject to receipt of the Supreme Decree to be issued by the Peruvian Government.  As the Company was unable to make the property tax payment totalling US$30,381.01 on June 30, 2013, the mineral lease was forfeited.

Private Placements

The Company did not issue any securities during the year ended January 31, 2014.  During the year ended January 31, 2013, the Company closed a non-brokered private placement financing through the issuance of 659,519 (post- share consolidated) Common Shares at a price of $1.80 per share for total gross proceeds to the Company of $1,187,135 (the "Offering"). Proceeds from the Offering were used to finance initial exploration of its Deborah Gold Property (100% owned) in Cajamarca, Peru and for general working capital.

Royalty Agreement with Franco-Nevada Corporation

On June 22, 2012, the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco was granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received).  This Agreement replaces the Royalty Option Agreement between the parties dated July 18, 2008, as amended March 30, 2009, which the parties mutually agreed to terminate.

Effects of Government Regulation

For a description of the material effects of government regulation on the Company’s business, see the disclosure contained under Item 5.A.

Current State of Operations

The Deborah Property is a ‘grassroots’ exploration projects, meaning that there are no existing mine operations within the project area.  Early stage exploration begins with review of satellite imagery and existing regional geology maps, followed by airborne geophysical surveys.  Geophysical surveys are rapid assessment tools that help generate targets for further exploration.  Advanced exploration is focused on initial drill-testing of these targets.  This phase may involve anything from 5 to 50 drill holes depending on the type of mineral deposit encountered and the level of information required to make a decision to move forward.  The ultimate aim is to discover a mineral deposit worthy of additional investigation.

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

4.C

Organizational Structure

The significant subsidiaries of the Company are:

	Country of Incorporation	Principal Activity	Xiana’s effective interest for 2014 and 2013
Dorato Peru S.A.C. (1)	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C. (2)	Peru	Holding company	99%

(1)

Incorporated in Peru on April 25, 2007.

(2)

Incorporated in Peru on August 23, 2011, which holds the exploration rights on the Deborah property.

4.D

Property, Plants and Equipment

National Instrument 43-101 Compliance

Except as otherwise indicated, John Drobe, P.Geo. , the Company’s former Vice-President of Exploration and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.

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

N
770,000 mE
775,000 mE
780,000 mE
785,000 mE
790,000 mE
795,000 mE
800,000 mE
805,000 mE
810,000 mE
9,235,000 mN
9,230,000 mN
9,225,000 mN
9,220,000 mN
9,215,000 mN
MINAS CONGA
618MT @ 0.3% Cu,
0.8 g/t Au
LA CARPA
2.2 Moz. Au
1.2 Blbs. Cu
EL GALENO
661MT @ 0.50% Cu
0.12 g/t Au, 0.013% Mo
HILORICO
19.4MT @ 0.65 g/t Au oxide, and
21.3MT @ 0.93 g/t Au sulphide
Fault
Punre
DEBORAH
YANACOCHA DISTRICT
36Moz Au
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

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents, and has not been independently verified by the Company.

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
main adit
coal layer
24m of 0.31 g/t Au
DEB-006
DEB-005
DEB-005A
DEB-001A
DEB-001
DEB-002
DEB-003
DEB-004
DEB-004A
DEB-004B
DEB-13
48m of 0.59 g/t Au
DEB-009
DEB-007A
DEB-007
DEB-012
41m of 0.34 g/t Au,
14.83 g/t Ag
La Luminosa
dacite porphyry stock (barren)
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

Qualified Person and QA/QC

John Drobe, P.Geo., the Company’s former Vice President of Exploration and a qualified person as defined by National Instrument 43-101, reviews and is responsible for the scientific and technical information that forms the basis of all public disclosures. Mr. Drobe is not independent of the Company as he is a former officer.

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

Soil samples sent to ALS Peru are sieved to passing 180 microns (80 mesh) and then 25g (gold) and 0.5g (51 element) splits are dissolved using an aqua-regia digestion, followed by an ICP-MS finish. Rock samples are crushed to 70% passing 2mm , then 250g are pulverized to 75% passing 75 microns. They are then analysed for gold by fire assay (25g) and 33 elements by four-acid digestion with an ICP-AES finish (>1.0g). The ALS analytical laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious and base metals.

5.A

Operating Results

Year ended January 31, 2014 compared to the year ended January 31, 2013

A net loss of $902,298 for the year ended January 31, 2014 was incurred, compared to a net loss of $7,130,314 in the same period last year.

Consulting fees of $179,985 (2013 - $150,084) increased due to an increase in fees during the current fiscal year compared to prior period.

Exploration and evaluation costs of $2,342 (2013 - $990,110) decreased due to the lack of funds caused by the current market conditions.  Consequently, the Company was not able to raise sufficient funds to continue work on its exploration and evaluation assets.

Investor relations expenses of $3,714 (2013 - $15,310) decreased due to lower marketing costs.

Office expenses of $38,239 (2013 - $96,659) decreased primarily due to lower activity.

Professional fees of $20,951 (2013 - $102,379) decreased due to an over accrual of audit fees in the prior year as well as decreased activity.

Regulatory fees of $26,270 (2013 - $48,595) decreased due to lower activity in the current year compared to prior year.

Travel and promotion of $2,879 (2013 - $29,524) decreased primarily due to lower activity.

Wages and benefits of $637 (2013 - $85,891) decreased due to decrease in personnel required for Peruvian mineral projects and decrease in office salaries.

Write-off of exploration and evaluation assets of $500,000 (2013 - $5,459,566) was a result of property tax payments not made for various properties that are part of the Cordillera Del Condor Project.

Loss on sale of investment of $49,205 (2013 - $Nil); which amount relates to the investment sold during the period, for gross proceeds of $41,215, at a cost of $90,420.

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

The Company’s mineral rights in Peru are currently subject to regulations that may be subject to change, and may become subject to new regulations, which could impose significant costs and burdens.

Exploration activities in Peru depend on mining concessions for exploration and ultimately for exploitation works, obtained from the Geologic, Mining and Metallurgic Institute (Instituto Geológico Minero Metalúrgico), or the INGEMMET. In addition, operations in Peru depend on obtaining other administrative rights, such as provisional permits, from the Ministry of Energy and Mines, or the MEM, and for exploration rights on the area of a claim.  In Peru, ownership of a mining concession by a foreign entity within 50 kilometres of the national border is subject to issuance of a Supreme Decree from the

Peruvian Government.  The Company’s option property is within 50 kilometres of the Peruvian national border.  Thus, the Company must obtain a Supreme Decree from the Peruvian Government in respect of all of the mining concessions comprising the Company’s properties.  In addition, the terms of the option agreement through which the Company hold its property interest require issuance of a Supreme Decree before the options can be exercised.

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

If the INGEMMET or the MEM revoke or cancel any of the Company’s option concession, the Company’s financial condition and results of exploration activities could be adversely affected.

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

There can be no assurance that the Peruvian government will not impose additional mining royalties or payments in the future or that they will not have an adverse effect on future operations.  The Company has no mining operations on its property.

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

5.B

Liquidity and Capital Resources

Cash was $3,669 as at January 31, 2014, compared to $38,081 as at January 31, 2013. As at January 31, 2014, the Company had a negative working capital of $1,414,688 compared to a working capital deficiency of $1,026,906 as of January 31, 2013.

The Company’s consolidated financial statements for the year ended January 31, 2014 includes a note stating that its ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.  At the present time, the Company anticipates that its current liquidity and capital resources will not be sufficient to fund its planned operations for the next year.  The Company will require additional financing to fund its planned exploration of its current exploration property and to continue its operations (including general and administrative expenses).  There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  No assurance can be provided that the efforts of management will be successful.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments.

All of the Company’s cash and cash equivalent reserves are on deposit with a major Canadian chartered bank.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of current market conditions.

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and options.  In addition, the Company can seek to raise funds through the sale of interests in its exploration property, although current market conditions have substantially reduced the number of potential buyers/acquirers of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on its project.  When acquiring an interest in exploration properties through purchase or option the Company will from time to time issue Common Shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

In June 2013, as a result of its inability to raise sufficient funds to pay the outstanding property taxes owing on the properties comprising the Cordillera del Condor Project, the Company forfeited the mineral leases on these properties.  The Company is conserving its working capital to the extent possible while still focusing on the development of its Peruvian mineral property.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the current directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Rowland Perkins	Director, Interim President & CEO	61	October 31, 2011
Gordon Neal (1)	Director	59	October 30, 2009
Carlos Ballon	Director	54	July 20, 2010
Anton J. Drescher (1)	Chief Financial Officer & Director	57	October 1993
Robert Baxter (1)	Director	55	September 27, 2013
Donna M. Moroney	Corporate Secretary	54	September 27, 2013

(1)

Member of Audit Committee

Anton J. Drescher has been a Certified Management Accountant since 1981.  He is currently a director of International Tower Hill Mines Ltd., a public mineral exploration and development company listed on the TSX and NYSE – AMEX since 1991; a director of Trevali Mining Corporation, a public natural resource company listed on the TSX since 2007; a director of Corvus Gold Inc., an exploration and development company listed on the TSX since 2010; Chief Financial Officer of the Company; director of Kazax Minerals Inc. since 2012; President and director of Ravencrest Resources Inc. a publicly trading company trading on the CNSX since 2010; Chief Financial Officer and a director of Oculus VisionTech Inc., a public company listed for trading on the TSX.V and the OTC Bulletin Board since December 1994; a director of River Wild , which company is involved in watermarking of film and data, President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations since 1979; and President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada since 1998.

Gordon Neal has more than thirty years’ experience in providing corporate finance and corporate governance services to public companies.  He founded Neal McInerney Investor Relations in 1991. Through marketing more than $4 billion in debt and equity financings, the company grew to be the second largest full service investor relations firm in Canada with offices in Vancouver, Toronto and Los Angeles. Clients included BCE Inc., Nortel Networks Corporation, Bell Canada, Bell Mobility, Intrawest ULC, Canaccord Capital Inc., BMO Nesbitt Burns, Santa Elina Gold and TVX Gold Inc.   Mr. Neal was the past Vice President & Corporate Development of MAG Silver Corp. Mr. Neal was also an advisor on corporate finance and investor relations to West Timmins Mining Inc. He has raised more than $400 million for mining and resources companies since 2004. He currently serves on the board of Rockgate Capital Corp., acts as chairman of Abzu Gold Ltd. and is a director of Falco Pacific Resource Group. Mr. Neal graduated from Dalhousie University with a B.Sc. in Biochemistry in 1977 and served on its Board of Governors.

Carlos Ballon is a graduate of Colorado School of Mines and an experienced mining engineer.  Mr. Ballon managed the Santander Mine in Peru from 1985 to 1993 before revamping the project and vending it to Trevali Mining Corporation.  More recently he was VP South America for Corriente Resources Ltd., a director of Thiess South America (Australia's largest contract miner) where he managed major engineering works at Tintaya and Yanacocha in Peru and a Manager South America for Cardero Resource Corp.  Mr. Ballon is a director of Stonehouse Construction, a private international multi-discipline project delivery company and a director of Kazax Minerals Inc., a public company listed on the TSX.V.

Rowland Perkins is the former President & CEO of ebackup Inc. (est. 2001); a digital cloud data service provider specializing in Offsite Data Backup. In addition, Mr. Perkins is also a Director of several other publicly traded companies; Oculus Visiontech  since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010. He is a graduate of the University of Manitoba (Economics).

Robert Baxter brings over 25 years of experience, principally in Latin America, in the mining industry. Mr. Baxter is the General Manager of Baxter Consultants Engineering, a consulting company located in Peru. From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000. Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999. Mr. Baxter was previously a director of Petaquilla Minerals Ltd. and was also a director of Chariot Resources Ltd. which was sold to China Sci Tech, a Hong Kong listed company. Mr. Baxter was the Chairman of the Board of Marcobre S.A.C., a 100% fully owned subsidiary of China Sci Tech, until September 2010. He was President, director and Chief Operating Officer of Norsemont Mining Inc. until March 2011 when the company was acquired by Hudbay Minerals. Mr. Baxter is also a director of Pan Global Resources Inc, Indico Resources Limited and Prism Resources Inc. Mr. Baxter has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM).

Donna Moroney has over 30 years of experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer of various public companies. As President of Wiklow Corporate Services Inc., she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices. Ms. Moroney also assists companies reporting in the US in preparing registration statements, quarterly and annual financial filings and other various facets of meeting US securities requirements. She also leads seminars that provide a practical guide for public companies in meeting their securities regulatory compliance requirements.  She currently serves as a director and/or senior officer for eight public companies.

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

The following table identifies, as of June 13, 2014, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	Oculus VisionTech Inc. International Tower Hill Mines Ltd. Trevali Mining Corporation Ravencrest Resources Inc. Corvus Gold Inc. River Wild Exploration Inc.	Video-on-Demand Natural resource Natural resource Natural resource Natural resource Natural resource	CFO, Secretary & Director Director Director CEO & Director Director Director
Gordon Neal	Balmoral Resources Limited Rockgate Capital Inc. Abzu Gold Ltd.	Natural resource Natural resource Natural resource	Director Director Director
Carlos Ballon	N/A
Rowland Perkins	Corvus Gold Inc. Oculus VisionTech Inc. Strikepoint Gold Inc. River Wild Exploration Inc.	Natural resource Video-on-Demand Natural resource Natural resource	Chairman & Director President, CEO & Director Director CFO & Director
Robert Baxter	Pan Global Resources Inc. Prism Resources Inc. Indico Resources Ltd.	Natural resource Natural resource Natural resource	Director President, CEO & Director President, CEO & Director
Donna M. Moroney	Midasco Gold Corp. Tanzanian Royalty Exploration Corp. Tango Gold Mines Incorporated Bayhorse Silver Inc. Ravencrest Resources Inc. River Wild Exploration Inc. Greenshield Explorations Limited	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	Director & Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary

6.B

Compensation

Executive Compensation

For the fiscal year ending January 31, 2014, the Company paid or accrued an aggregate of $179,984 in cash compensation to directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000.  In the case of the Company, only the compensation of the individuals serving as CEO and CFO as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO are referred to as the “NEOs”). The following table sets out the compensation paid to the NEOs for the fiscal years ended January 31, 2014, January 31, 2013 and January 31, 2012.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share-based awards (Cdn$)	Option-based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compen-sation (Cdn$)	Total compen-sation (Cdn$)
					Annual incentive plans	Long-term incentive plans(1)
Rowland Perkins (2) Interim CEO and President	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Anton Drescher (3) CFO, Former Interim CEO and President	2014 2013 2012	42,000 30,000 24,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,000(4)	42,000 30,000 34,900

(1)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.  The Company does not have any such plans.

(2)

Rowland Perkins was appointed as Interim CEO and President on March 2, 2012.

(3)

Anton Drescher was appointed Interim President and Chief Executive Officer of the Company on October 31, 2011 and resigned as on March 2, 2012 and was concurrently appointed as CFO.

(4)

Mr. Drescher received $10,000 in directors’ fees prior to being appointed as an officer of the Company.

During the fiscal year ended January 31, 2014, no incentive stock options were granted to the Named Executive Officers.

The Company had no stock option exercises during the fiscal year ended January 31, 2014 by the NEOs and there are currently no outstanding stock options in the Company.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2014.

On December 1, 2008, the Board approved the payment of an annual retainer and meeting fees to the directors who are not also executive officers of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability.  Directors who were not executive officers and did not receive any consulting fees from the Company received a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or committee meeting attended in person or by conference telephone, with no additional compensation paid with respect to committee membership. Commencing July 2011, in effort to reduce costs of the Company the directors fees were reduced to $Nil until further notice.

Directors who are not also executive officers are also eligible to receive incentive stock options.  No incentive stock options were granted during the financial year ended January 31, 2014 to the directors of the Company who were not executive officers.

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

Audit Committee

The following directors are on the Audit Committee:

Anton J. Drescher

Gordon Neal

Robert Baxter

At the Board of Directors meeting following each annual general meeting, the directors must elect an audit committee to hold office until the next annual general meeting consisting of no fewer than three directors, of whom a majority must not be officers or employees or a “control person”, of the Company or of any affiliate or associate of the Company.  A “control person” means any person that holds or is one of a combination of persons that holds a sufficient number of securities of the Company so as to affect materially the control of the Company or that holds 20% or more of the voting securities of the Company.

The primary duties and responsibilities of the Audit Committee are to:

•

Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of the Company.

•

Monitor the independence and performance of the auditor of the Company (the “Auditor”) and the internal audit function of the Company.

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

6.D

Employees

As at January 31, 2014, the Company had no employees.  The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employ temporary employees during the fiscal year.

6.E

Share Ownership

The following table sets out the beneficial ownership of Common Shares by the Company’s directors and NEOs listed in Item 6.B as of June 13, 2014.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Anton J. Drescher	65,872	1.47%
Gordon Neal	(3) 18,361	0.41%
Carlos Ballon	(4) 515,892	11.49%
Rowland Perkins	600	0.01%
Robert Baxter	Nil	N/A
Donna M. Moroney	Nil	N/A
All Executive Officers and Directors as a Group	600,725	13.37%

(1)

The Company currently has no outstanding stock options.

(2)

Percentages are based on 4,491,518 Common Shares outstanding as of June 13, 2014.

(3)

Of the 18,361 shares held by Mr. Neal, 11,111 are held directly and 7,250 are held indirectly through Neal & Company.

(4)

Of the shares held by Mr. Ballon, 265,080 are held directly and 250,812 are held indirectly through Sudamerica de Metals Peru S.A. (as to 112,500 shares), Minera Pampa de Oro (as go 112,500 shares), and Minera Koripampa del Peru (as to 25,812 shares).

Incentive Stock Option Plan

At the annual general meeting held on July 30, 2008, the shareholders approved the 2008 Stock Option Plan of the Company (the “Plan”).

The purpose of the Plan is to recognize contributions made by directors, officers, consultants and employees of the Company and to provide for an incentive for their continuing relationship with the Company.

Pursuant to the policies of the TSX.V, we must seek shareholder approval for the Plan at each annual meeting as the Plan is considered a “rolling plan”.  The Plan was ratified by shareholders at the annual meeting held on September 27, 2013.

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

As of June 13, 2014, there were no stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan.  Based on the outstanding Common Shares, as at June 13, 2014, options with respect to 449,151 Common Shares are available for grant under the Plan.

There are currently no stock options held by our NEOs and directors listed in Item 6.B as of June 13, 2014.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

As at June 13, 2014, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially	Percent of Class (1)
Carlos Ballon	515,892	11.49%

(1)

Percentages are based on 4,491,518 Common Shares outstanding as of June 13, 2014.

(2)

Of the shares held by Mr. Ballon, 265,080 are held directly and 250,812 are held indirectly through Sudamerica de Metals Peru S.A. (as to 112,500 shares), Minera Pampa de Oro (as go 112,500 shares), and Minera Koripampa del Peru (as to 25,812 shares).

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

As of June 13, 2014, there were 4,491,518 Common Shares issued and outstanding.  The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 23 registered shareholders owning Common Shares, of which 15 of these registered shareholders, holding approximately 1,253,073 (27.90%) Common Shares are residents of the United States and 8 of these registered shareholders, holding approximately 3,238,445 (72.10%) Common Shares, are residents of Canada.

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

1.

Pursuant to an oral agreement, effective as and from December 1, 2008, the Company retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the former President and Chief Executive Officer and former director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company, at a fee of $12,000 per month.  This fee was increased to $16,600 effective March 1, 2009.  The arrangement terminated effective October 31, 2011.

2.

Pursuant to an oral agreement, effective as and from August 1, 2008, the Company retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the former Chief Financial Officer of the Company from July 30, 2008 to July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company, at a fee of $5,000 per month.  The arrangement terminated effective August 1, 2011.

3.

Pursuant to an oral agreement, effective as and from July 12, 2011, the Company retained Anna Ladd, the former Chief Financial Officer of the Company from July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Ms. Ladd as Chief Financial Officer of the Company, at a fee of $2,500 per month.  The arrangement terminated effective March 2, 2012.

4.

Pursuant to an oral agreement, effective as of and from October 1, 2008, the Company leased office space and received administrative services from Cardero Resource Corp. (“Cardero”), a company with a former officer (Marla Ritchie) in common with the Company. Under the lease, the Company was obligated to pay $4,306 per month in rent (plus utilities).  The term of the lease commenced April 1, 2011 and was terminable by either party with 30 days notice.  The lease was terminated as of October 1, 2013.  Other administrative services were provided upon request, and invoiced at cost.  During the financial year ended January 31, 2014, office and miscellaneous expenses of $20,331 (2013 - $56,049, 2012 - $139,390), professional fees of $Nil (2013 - $28,080, 2012 – $21,840), regulatory expenses of $Nil (2013 – $3,950, 2012 - $3,950), consulting fees of $Nil (2013 - $2,857, 2012 - $3,000), travel and promotion expenses of $2,791 (2013 - $27,190, 2012 - $69,112) pursuant to the terms of this agreement.

5.

Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who is a director of the Company, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$7,500 on July 1, 2011) per month.  Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations.  The arrangement is without a fixed term, and terminable by either party on 30 days notice.  During the financial year ended January 31, 2014, the Company paid or accrued to Mr. Ballon an aggregate of $93,384 (2013 - $89,676, 2012- $158,115).

6.

Pursuant to an oral agreement, effective as and from November 1, 2011, the Company retained Anton Drescher, the former Interim President and Chief Executive Officer, and current Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as President and Chief Executive Officer of the Company, at a fee of $8,300 per month.  The arrangement terminated effective March 2, 2012.

7.

Pursuant to an oral agreement, effective as and from March 2, 2012, the Company retained Anton Drescher, Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as Chief Financial Officer of the Company, at a fee of $3,500 per month.  The arrangement is without a fixed term, and is terminable by either party on 30 days notice.  During the financial year ended January 31, 2014, the Company paid or accrued to Mr. Drescher an aggregate of $42,000 (2013 - $30,000, 2012 – N/A).

8.

A total of $14,500 was paid and/or accrued to John Drobe, the Company’s former VP of Exploration, for consulting fees for geological consulting services (2013 - $80,908).

9.

A total of $14,100 was paid to Wiklow Corporate Services Inc., a company owned by Donna M. Moroney, Corporate Secretary of the Company for consulting fees related to corporate secretarial and accounting services provided to the Company (2013 - $Nil).

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2014 and 2013 and for the fiscal years ended January 31, 2014, 2013, and 2012, together with the notes thereto, attached to this annual report.

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

8.B

Significant Changes

On October 23, 2013, the Company completed an alteration of its share capital by consolidating its issued common share capital on the basis of one new share for every twenty hold shares, thereby reducing the Company’s issued and outstanding Common Shares from 89,830,376 to 4,491,518 Common Shares.

ITEM 9.

THE OFFER AND LISTING

9.A

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our Common Shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V):

Year	High $	Low $
2014 (1)	0.15	0.005
2013 (1)	0.095	0.01
2012	1.19	0.06
2011	1.63	0.53
2010	1.35	0.53

(1)

Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the high and low sales prices in Canadian dollars for our Common Shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High $	Low $
April 30, 2014 (1)	0.15	$0.06
January 31, 2014 (1)	0.15	$0.06
October 31, 2013 (1)	0.14	$0.005
July 31, 2013	0.045	$0.01
April 30, 2013	0.075	0.025
January 31, 2013	0.095	0.05
October 31, 2012	0.01	0.055
July 31, 2012	0.01	0.065
Apr 30, 2012	0.12	0.07

(2)

Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the monthly high and low sales prices in Canadian dollars for our Common Shares for the most recent six months as traded on the TSX.V:

Month	High $	Low $
May 2014	0.08	0.075
April 2014	0.09	0.075
March 2014	0.09	0.085
February 2014	0.15	0.06
January 2014	0.085	0.06
December 2013	0.095	0.06

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Company’s Common Shares are listed on the TSX.V, under the trading symbol “XIA.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We are also quoted on the Berlin Stock Exchange – Unofficial Regulated Market and the Frankfurt Stock Exchange under the symbol “DO5”.

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

Under the BCBCA we are permitted to conduct any lawful business that we are not restricted from conducting by our Articles, which does not contain any restriction on the business we may conduct.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter.  Our Articles permit an interested director to be counted in the quorum and the BCBCA provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity.  Hence, directors can vote compensation to themselves or any of their members.  The board of directors has the power to borrow, issue debt obligations and to charge our assets on the terms and conditions they consider appropriate, provided only that such power is exercised bona fide and in our best interests.  There is no mandatory retirement age for directors. A director is not required to have any share qualification.

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

Under the BCBCA, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a special meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.

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

There are no provisions in our Articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our Articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level.  Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia and in the United States, where we are a reporting company, require any person holding or having beneficial ownership or control or direction of more than 10% of our issued shares to file insider and other reports disclosing such share holdings.

10.C

Material Contracts

Each of the following material contracts to which the Company has been a party for the two years immediately preceding the publication of this annual report is listed as an exhibit to this annual report and is summarized elsewhere herein:

1.

Royalty Purchase Agreement between the Company and Franco-Nevada Corporation dated July 18, 2008, as amended March 30, 2009.

2.

Royalty Purchase Agreement between the Company and Franco-Nevada Corporation dated June 22, 2012.

3.

Option Agreement dated September 16, 2011 with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”), whereby the Company was granted an option to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru.  The Company can acquire a 100% interest in the property in exchange for cumulative payments of US$6,000,000 over a minimum of 5 years.

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

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H

Documents on Display

Material contracts and publicly available corporate records may be viewed at our head office located at Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N7.

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended January 31, 2014.  The Company is not subject to externally imposed capital requirements.

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

Cash and equivalents	January 31, 2014	January 31, 2013
Held at a major Canadian financial institution	$ 3,669	$ 37,703
Peruvian financial institution	Nil	378
	$ 3,669	$ 38,081

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At January 31, 2014, the cash balance of $3,669 is insufficient to meet the needs for the coming year.  Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2015.

Liabilities as at January 31, 2014 are as follows:

Due in	0 to 3 months	3 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities	$ 588,029	-	-	$ 588,029
Due to related parties	886,523	-	-	886,523
	$ 1,474,552	-	-	$1, 474,552

Liabilities as at January 31, 2013 are as follows:

Due in	0 to 3 months	3 to 6months	6 to 12 months	Total
Accounts payable and accrued liabilities	$531,989	-	-	$ 531,989
Due to related parties	691,771	-	-	691,771
	$1,223,760	-	-	$1,223,760

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

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

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has an insignificant amount of cash denominated in USD (2013 - $14,600) and net monetary liabilities of $348,000 (2013 - $274,000) denominated in soles. For the year ended January 31, 2014, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by $24,400 (2013 - $19,000). The Company has not entered into any foreign currency contracts to mitigate this risk.

(iii)

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework (“COSO Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 1992”).  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2014.  On February 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s ICFR.

Changes in Internal Control over Financial reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Anton Drescher is an audit committee financial expert (as defined in Item 16A of Form 20-F).  Mr. Drescher is not “independent” under the independence standards of NYSE MKT applicable to audit committee members because he is the Chief Financial Officer of the Company.

ITEM 16B.

CODE OF ETHICS

The Company adopted a Code of Ethics effective April 2004.  Any person may obtain without charge, upon written request, a copy of such Code of Ethics by contacting our Corporate Secretary at #507 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N7

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal years ended January 31, 2014 and 2013.

Year ended January 31	2014	2013
Audit fees	$25,000	$25,000
Audit-Related fees	-	-
Tax fees (1)	2,500	2,500
All Other Fees	-	-
Total	$27,500	$27,500

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

PART III

ITEM 17.

FINANCIAL STATEMENTS

We are filing with this annual report the following:

•

Auditors’ Report dated May 29, 2014.

•

Consolidated Statements of Financial Position at January 31, 2014 and January 31, 2013.

•

Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2014, January 31, 2013 and January 31, 2012.

•

Consolidated Statements of Changes in Shareholders’ Equity at January 31, 2014, January 31, 2013 and January 31, 2012.

•

Consolidated Statements of Cash Flows for the years ended January 31, 2014, January 31, 2013 and January 31, 2012.

•

Notes to the Consolidated Financial Statements for the years ended January 31, 2014, January 31, 2013 and January 31, 2012.

XIANA MINING INC.

(formerly Dorato Resources Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2014 and 2013

Corporate Head Office

507-837 West Hastings Street

Vancouver, BC

Canada

V6C 3N7

Tel: 604-685-1017

XIANA MINING INC.

(formerly Dorato Resources Inc.)

(An Exploration Stage Company)

January 31, 2014 and 2013

(Expressed in Canadian Dollars)

INDEX

Page

Consolidated Financial Statements

Independent Auditors’ Report

1

Consolidated Statements of Financial Position

2

Consolidated Statements of Operations and Comprehensive Loss

3

Consolidated Statements of Changes in Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6 – 29

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF XIANA MINING INC.

(formerly Dorato Resources Inc.)

We have audited the accompanying consolidated financial statements of Xiana Mining Inc., which comprise the consolidated statements of financial position as at January 31, 2014 and 2013, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended January 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Xiana Mining Inc. as at January 31, 2014 and 2013, and its financial performance and its cash flows for the years ended January 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, Canada

May 29, 2014

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	January 31, 2014	January 31, 2013

ASSETS

Current
Cash	$ 3,669	$ 38,081
Accounts receivable	1,068	5,633
Investment (Note 6)	51,455	136,364
Prepaid expenses	3,672	16,776

	59,864	196,854

Property and equipment (Note 7)	42,031	56,547
Interest in exploration properties (Note 8)	-	500,000

	$ 101,895	$ 753,401

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 588,029	$ 531,989
Due to related parties (Note 11)	886,523	691,771

	1,474,552	1,223,760

Shareholders’ equity

Capital stock (Note 9)	56,461,592	56,461,592
Share-based payment reserve (Note 10)	5,871,554	5,871,554
Accumulated other comprehensive loss	(8,125)	(13,636)
Deficit	(63,697,678)	(62,789,869)

		(470,359)

	$ 101,895	$ 753,401

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED JANUARY 31

(Expressed in Canadian Dollars)

	2014	2013	2012

EXPENSES
Consulting fees (Note 11)	$ 179,985	$ 150,084	$ 425,926
Depreciation	14,516	32,936	18,844
Exploration and evaluation costs (Notes 11 and 12)	2,342	990,110	6,601,455
Investor relations (Note 11)	3,714	15,310	453,199
Loss on foreign exchange	69,071	119,260	381,245
Loss on sale of investment (Note 6)	49,205	-	-
Office and miscellaneous (Note 11)	38,239	96,659	292,417
Professional fees (Note 11)	20,951	102,379	309,654
Regulatory (Note 11)	26,270	48,595	40,421
Travel and promotion (Note 11)	2,879	29,524	121,972
Wages and benefits	637	85,891	512,980
Write-off of exploration and evaluation assets (Note 8)	500,000	5,459,566	7,957,496
Write-off of leasehold improvements	-	-	6,615
Interest and other income	-	-	(30,553)

Net loss for the year	(907,809)	(7,130,314)	(17,091,671)

Items that will be reclassified to net loss
Fair value loss on available-for-sale investment	(2,709)	(13,636)	-
Transfer on sale of available-for-sale investment	8,220	-	-

Comprehensive loss for the year	$ (902,298)	$ (7,143,950)	$ (17,091,671)

Basic and fully diluted loss per share	$ (0.20)	$ (1.66)	$ (4.51)

Weighted average number of common shares outstanding	4,491,518	4,284,292	3,792,027

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Issued Capital Stock	Share-based Payment Reserve	Available-for-Sale Investment	Deficit	Total Equity

Balance, January 31, 2011	3,665,399	$53,339,099	$5,854,410	$-	$(38,567,884)	$20,625,625

Issuance of shares for cash:
Exercise of stock options	13,500	155,000	-	-	-	155,000
Exercise of warrants	118,100	1,535,300	-	-	-	1,535,300
Shares issued for mineral property interests	35,000	150,000	-	-	-	150,000
Share-based payments	-	-	117,251	-	-	117,251
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-	-
Net loss for the year	-	-	-	-	(17,091,671)	(17,091,671)

Balance, January 31, 2012	3,831,999	55,279,506	5,871,554	-	(55,659,555)	5,491,505

Issuance of shares for cash:
Private placement	659,519	1,187,135	-	-	-	1,187,135
Share issue costs	-	(5,049)	-	-	-	(5,049)
Unrealized loss on available-for-sale investment	-	-	-	(13,636)	-	(13,636)
Net loss for the year	-	-	-	-	(7,130,314)	(7,130,314)
Balance, January 31, 2013	4,491,518	56,461,592	5,871,554	(13,636)	(62,789,869)	(470,359)

Unrealized loss on available-for-sale investment	-	-	-	(2,709)	-	(2,709)
Reclassification to net loss	-	-	-	8,220	-	8,220
Net loss for the year	-	-	-	-	(907,809)	(907,809)
Balance, January 31, 2014	4,491,518	$56,461,592	$5,871,554	$(8,125)	$(63,697,678)	$(1,372,657)

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31

(Expressed in Canadian Dollars)

	2014	2013	2012

Operating activities
Net loss for the year	$ (907,809)	$ (7,130,314)	$(17,091,671)
Add items not affecting cash
Depreciation	14,516	32,936	18,844
Share-based payments	-	-	117,251
Unrealized loss (gain) on foreign exchange	9,082	(7,668)	22,398
Write-off of exploration and evaluation assets	500,000	5,459,566	7,957,496
Write-off of leasehold improvements	-	-	6,615
Loss on sale of investment	49,205	-	-
Investment received for exploration expenditures	-	(159,389)	-
Changes in non-cash items
Accounts receivable	4,565	15,936	49,245
Prepaid expenses	13,104	112,567	(650)
Accounts payable and accrued liabilities	46,445	(61,972)	284,285
Due to related parties	194,752	230,827	252,461
Cash used in operating activities	(76,140)	(1,507,511)	(8,383,726)

Investing activities
Acquisition of exploration properties	-	-	(126,576)
Proceeds on sale of investment	41,215	-	-
Royalty proceeds	-	350,000	-
Purchase of equipment	-	(46,632)	(5,920)
Cash provided by (used in) investing activities	41,215	303,368	(132,496)

Financing activities
Issuance of capital stock	-	1,187,135	1,690,300
Share issuance costs	-	(5,049)	-
Cash provided by financing activities	-	1,182,086	1,690,300

Effect of foreign exchange on cash	513	(13)	(18,646)

Change in cash	(34,412)	(22,070)	(6,844,568)
Cash, beginning of year	38,081	60,151	6,904,719

Cash, end of year	$ 3,669	$ 38,081	$ 60,151

Supplemental cash flow information
Interest received	$ -	$ -	$ 22,740
Income taxes paid	$ -	$ -	$ -
Non-cash transactions
Shares issued to acquire interests in mineral properties	$ -	$ -	$ 150,000

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Xiana Mining Inc. (formerly Dorato Resources Inc.) (the “Company”) is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

Pursuant to resolution passed by shareholders at the Company’s annual and special shareholders’ meeting held September 27, 2013, the Company approved a name change from Dorato Resources Inc. to Xiana Mining Inc. and consolidated its share capital, options and warrants on a twenty to one basis. These statements reflect the share consolidation retroactively. Effective October 23, 2013, the Company changed its name to Xiana Mining Inc. and commenced trading under the new trading symbol “XIA”. All other entities and related companies’ names remained the same.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had not generated revenue from operations; additional financing will be required in the foreseeable future to fund the Company’s established business plan. These circumstances comprise a material uncertainty which may cast substantial doubt as to the ability of the Company to meet its obligations as they fall due, and accordingly, the ability of the Company to continue as a going concern.

For the year ended January 31, 2014, the Company incurred an operating loss of $907,809 (2013 - $7,130,314; 2012 - $17,091,671), and as at January 31, 2014 has working capital deficiency of $1,414,688 (2013 - $1,026,906), an accumulated deficit of $63,697,678 (2013 - $62,789,869), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company will require additional financing to carry out its near-term plans, and to meet its obligations. The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company’s ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

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

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.

BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and Interpretations issued by the IFRS Interpretations committee (“IFRIC”).

The accounting policies set out in Note 3 have been applied consistently by the Company and its subsidiary in preparing the consolidated financial statements for the years ended January 31, 2014 and 2013.

Approval of the financial statements

The consolidated financial statements of Xiana Mining Inc. (formerly Dorato Resources Inc.) as at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013 and 2012 were approved and authorized for issue by the Board of Directors on May 29, 2014.

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

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

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

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.

BASIS OF PREPARATION (cont’d…)

Use of judgments and estimates (cont’d...)

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant areas:

(i)

recoverability of the carrying amount of interest in exploration properties;

(ii)

impairment of property and equipment; and

(iii)

inputs used in measuring the deferred income tax assets and liabilities.

Review of asset carrying values and impairment assessment

Assets or cash generating units (“CGU”) are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s property and equipment and exploration properties. External sources of information considered are changes in the Company’s economic, legal and regulatory environment that it does not control but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and property and equipment are being used or are expected to be used and indications of economic performance of the assets.

Each reporting period, assets or CGU are evaluated to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and, if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings that affect the extent to which potential future tax benefits may be used. Estimates of future taxable income are based on forecasted cash flows from future operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows are based on life of mine projections. To the extent that future cash flows from operations and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the statement of financial position could be impacted. The Company is also subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.

BASIS OF PREPARATION (cont’d…)

Use of judgments and estimates (cont’d...)

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy that involves judgments or assessments made by management. The following is an accounting item that involves judgment:

Functional currency

The functional currency of the Company and each of its subsidiaries is the Canadian dollar (“CAD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re-evaluated for each new entity or if conditions change.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Subsidiaries are entities over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. Subsidiaries are fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

The significant subsidiaries of the Company are:

	Country of Incorporation	Principal Activity	Xiana’s effective interest for 2014 and 2013

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99%

Investment

Investments, not including derivatives, are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income (loss), while realized gains or losses are reflected in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the investments are impaired. When the impairments are identified, in the Company’s assessment, the accumulated unrealized losses are reflected in operations rather than in other comprehensive income (loss). Significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

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

Property and equipment

(i)

Recognition and measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment are subsequently measured at cost less accumulated depreciation, and accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property and equipment (cont’d...)

(ii)

Subsequent costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

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

(iv)

Gains and losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized in profit or loss.

(v)

Depreciation

Depreciation is recognized in profit or loss at the following annual rates:

Computer equipment

-

25% - 30% declining-balance

Office equipment

-

10% - 25% declining-balance

Leasehold improvements

-

straight-line over the lease term

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment of long-lived assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a CGU, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment of long-lived assets (cont’d...)

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

Income taxes

The Company uses the financial position method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option and warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, auditing and printing, on the issue of the Company’s shares are charged directly to capital stock. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

Valuation of equity units issued in private placements

The Company has adopted the fair value method with respect to the measurement of shares and warrants issued as private placement units. The Company allocates the net proceeds based on the relative fair values to each component.

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

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

Financial assets and liabilities are initially recognized at fair value on settlement date and are subsequently measured based on their classification. Transaction costs are expensed when incurred. Regular purchases and sales of financial instruments are recognized at trade date.

(i)

Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale (“AFS”) financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash is included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment. Loans and receivables comprise accounts receivable.

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized to the statements of operations and comprehensive loss over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income (loss) and classified as a component of equity. AFS comprise investment.

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income (loss) are included in profit or loss.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

(ii)

Financial liabilities

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

4.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following accounting pronouncements that have been issued and effective on or after February 1, 2013 and determined that they have no impact on its financial statements:

IAS 1 Presentation of Financial Statements (Amendment) (“IAS 1”)

IAS 1 amendment requires components of other comprehensive income to be separately presented between those that may be reclassified to income and those that will not.

Future accounting pronouncements

At the date of authorization of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards and interpretations, which are not yet effective for the relevant reporting periods.

IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduced new requirements for classifying and measuring financial assets, as follows:

•

Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)

•

Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss

•

All other instruments (including all derivatives) are measured at fair value with changes recognized in profit or loss

•

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

4.

CHANGES IN ACCOUNTING STANDARDS (cont’d…)

(i)

IFRS 9 Financial Instruments (2010)

IFRS 9 (2010) is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

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

The IASB has indefinitely postponed the mandatory adoption date of this standard.

(ii)

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

The effective date for the Company of this amendment is February 1, 2014.

The Company has not early-adopted these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

5.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

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

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

5.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d…)

The following tables set forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2014	Level 1	Level 2	Level 3	Total
Cash	$ 3,669	$ -	$ -	$ 3,669
Investment	$ 51,455	$ -	$ -	$ 51,455

January 31, 2013	Level 1	Level 2	Level 3	Total
Cash	$ 38,081	$ -	$ -	$ 38,081
Investment	$ 136,364	$ -	$ -	$ 136,364

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)

Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk, as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash, as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada is as follows.

Cash	January 31, 2014	January 31, 2013

Held at a major Canadian financial institution	$ 3,669	$ 37,703
Peruvian financial institution	-	378
	$ 3,669	$ 38,081

The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2014, the cash balance of $3,669 (2013 - $38,081) is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2015.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

5.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

b)

Liquidity risk (cont’d...)

Liabilities as at January 31, 2014 were as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities	$ 588,029	$ -	$ -	$ 588,029
Due to related parties	886,523	-	-	886,523
	$ 1,474,552	$ -	$ -	$ 1,474,552

Liabilities as at January 31, 2013 were as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities	$ 531,989	$ -	$ -	$ 531,989
Due to related parties	691,771	-	-	691,771
	$ 1,223,760	$ -	$ -	$ 1,223,760

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

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to significant interest rate risk.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

5.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

c)

Market risk (cont’d...)

ii.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has an insignificant amount of cash denominated in USD (2013 - $14,600) and net monetary liabilities of $348,000 (2013 - $274,000) denominated in soles. For the year ended January 31, 2014, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss and comprehensive loss by $24,400 (2013 - $19,000). The Company has not entered into any foreign currency contracts to mitigate this risk.

iii.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

6.

INVESTMENT

All investments in shares are classified as AFS under the financial instruments classification.

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico Resources Ltd. (“Indico”) for a total cost of $150,000. Impairment losses as at January 31, 2013 on the investment amounted to $13,636. During the year ended January 31, 2014, the Company sold 411,000 common shares of Indico, which had a cost of $90,420, for net proceeds of $41,215, which resulted in a realized loss on investment of $49,205. Concurrently, the Company reclassified $8,220 from other comprehensive income to net loss.

As at January 31, 2014, the market value of the remaining shares held was $51,455 (2013 - $136,364).

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

7.

PROPERTY AND EQUIPMENT

	Computer equipment	Office equipment	Total
Cost
Balance at January 31, 2012	$ 41,213	$ 57,744	$ 98,957
Additions	-	46,632	46,632
Balance at January 31, 2013 and 2014	$ 41,213	$ 104,376	$ 145,589
Depreciation
Balance at January 31, 2012	$ (24,719)	$ (31,387)	$ (56,106)
Depreciation for the year	(5,109)	(27,827)	(32,936)
Balance at January 31, 2013	(29,828)	(59,214)	(89,042)
Depreciation for the year	(3,869)	(10,647)	(14,516)
Balance at January 31, 2014	$ (33,697)	$ (69,861)	$ (103,558)

Carrying amounts

At January 31, 2013	$ 11,385	$ 45,162	$ 56,547
At January 31, 2014	$ 7,516	$ 34,515	$ 42,031

8.

INTEREST IN EXPLORATION PROPERTIES

	Central Zone	North Zone	South Zone	Total

Balance, January 31, 2012	$ 2,085,326	$ 2,374,235	$ 1,850,004	$ 6,309,565
Proceeds on sale of 2% NSR	-	(350,000)	-	(350,000)
Write-down	(1,918,660)	(1,857,568)	(1,683,337)	(5,459,565)

Balance, January 31, 2013	166,666	166,667	166,667	500,000
Write-off	(166,666)	(166,667)	(166,667)	(500,000)

Balance, January 31, 2014	$ -	$ -	$ -	$ -

The Company’s exploration activities focused on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.

INTEREST IN EXPLORATION PROPERTIES (cont’d...)

Property acquisitions

Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca to acquire the Deborah Gold Property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of USD6,000,000 over a minimum of five years. The material terms are as follows:

Cash Payments

September 16 (effective date)	USD 50,000 (paid)
On commencing drill testing (“drill date”)	USD 200,000
One year anniversary of drill date	USD 400,000
Two year anniversary of drill date	USD 600,000
Three year anniversary of drill date	USD 900,000
Four year anniversary of drill date	USD 1,200,000
Five year anniversary of drill date	USD 2,650,000
USD 6,000,000

In addition, a royalty of USD4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of USD2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement. The claims are included in the South Zone.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company not having sufficient funds to perform further work on the property.

Cordillera Old Condor Properties

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), for which Canadian regulatory approval was received April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options has been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) for which Canadian regulatory approval was received.

i)

Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in consideration for 37,500 common shares (issued) and USD250,000 (paid). The claims are included in the Central, North and South Zones.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.

INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Property acquisitions (cont’d…)

Cordillera Old Condor Properties (cont’d...)

ii)

Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 62,500 common shares (issued) and USD300,000 (paid). The claims are included in the Central, North  and South Zones.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

iii)

Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 170,000 common shares (issued) and USD270,000 (paid). The claims are included in the Central and North Zones.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

iv)

Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 75,000 common shares (issued) and USD400,000 (paid). The claims are included the North and South Zones.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

v)

David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid USD66,031 plus additional consideration of USD5,000 on exercise of the option. The claims are included in South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.

INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Property acquisitions (cont’d…)

Cordillera Old Condor Properties (cont’d...)

vi)

Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay USD200,000 (paid) within 10 days of TSX Venture Exchange (“TSXV”) approval (approved June 15, 2010) and issue 2,500 common shares July 25, 2011 (issued); and agreed to issue 10,000 common shares on or before June 15, 2012 (not issued)  and 37,500 common shares on or before June 15, 2013 (not issued). The claims are included in the Central Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

vii)

Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property. In order to earn a 100% interest, the Company is required to pay cumulative cash payments of USD150,000 (paid) over a period of 12 months and issue 52,500 (issued) common shares over a period of 18 months. The claims are included in the North Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property. As a result a portion of amounts capitalized were written down.

During the year ended January 31, 2014, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

Royalty option agreement

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received). This Agreement replaces the Royalty Option Agreement between the parties dated July 18, 2008 as amended March 30, 2009, which the parties mutually agreed to terminate.

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

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.

INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Property acquisitions (cont’d…)

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2014 and 2013.

9.

CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2014, there were no shares issued.

During the year ended January 31, 2013, the Company issued 659,519 shares at $1.80 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement.

10.

SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years, and periods of vesting are determined by the Board of Directors.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

10.

SHARE-BASED PAYMENT RESERVE (cont’d)

A summary of the status of the stock option plan as of January 31, 2014 and 2013 and changes is presented below:

	January 31, 2014		January 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	-	$ -	129,875	$ 20.6
Cancelled/Expired	-	$ -	(129,875)	$ 20.6
Options outstanding, end of year	-	$ -	-	$ -

No stock options were granted during the years ended January 31, 2012 to January 31, 2014. Share-based payment expense of $117,251 was recorded during the year ended January 31, 2012 for 200,000 options that vested during that year.

Warrants

The Company did not have any outstanding warrants as at January 31, 2014, 2013 and 2012.

11.

RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended January 31, 2014, the Company entered into the following transactions with related parties:

Management compensation

Paid or accrued consulting fees and wages of $179,984 (2013 - $374,668; 2012 - $387,015) to officers, directors, and a company owned by an officer of the Company.

Transactions with other related parties

(i)

Paid or accrued professional fees of $Nil (2013 - $28,080; 2012 - $21,840) to a company with an officer and a director in common for reimbursement of expenditures.

(ii)

Recovered exploration expenditures of $Nil (2013 - $182,575; 2012 - $Nil) from a company with an officer in common.

Amounts due to related parties is comprised of $507,869 (2013 - $487,776) owed to companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; and $378,654 (2013 - $203,995) to three directors, two officers and a former officer. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

12.

EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2014 were as follows:

	Central Zone	North Zone	South Zone	Total

Peruvian value added tax	$ 2,342	$ -	$ -	$

Total expenditures for the year	$ 2,342	$ -	$ -	$ 2,342

Exploration and evaluation costs incurred in the year ended January 31, 2013 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$ 37,854	$ -	$ -	$ 37,854
Peruvian value added tax	(19,633)	-	-	(19,633)
Land maintenance and tenure	49,825	-	-	49,825
Personnel	14,674	-	-	14,674
Public relations	3,056	-	-	3,056
Expenses on terminated options	895,371	-	-	895,371
Travel	8,963	-	-	8,963
Total expenditures for the year	$ 990,110	$ -	$ -	$ 990,110

Exploration and evaluation costs incurred in the year ended January 31, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$ 454,292	$ -	$ -	$ 454,292
Data acquisition and analysis	3,572,843	-	-	3,572,843
Peruvian value added tax	90,356	-	-	90,356
Land maintenance and tenure	294,333	-	-	294,333
Personnel	1,550,529	-	-	1,550,529
Public relations	436,298	-	-	436,298
Survey and mapping	21,962	-	-	21,962
Travel	180,842	-	-	180,842
Total expenditures for the year	$ 6,601,455	$ -	$ -	$ 6,601,455

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

13.

INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.00% (2013 - 25.08%; 2012 - 26.38%) with the reported taxes is as follows for the years ended January 31:

	2014	2013	2012

Loss before income tax	$ (907,809)	$ (7,130,314)	$ (17,091,671)
Canadian statutory rate	26.00%	25.08%	26.38%
Expected income tax recovery	(236,030)	(1,788,283)	(4,508,346)
Difference in foreign tax rates	(791)	(45,780)	(33,734)
Share issue costs	-	844	(3,221)
Other temporary differences	16,374	(359,956)	1,981,440
Permanent differences	-	-	32,676
Reduction in deferred income taxes resulting from statutory rate reduction	(179)	(54,261)	(93,077)
Tax effect of foreign exchange on assets and liabilities	(3,604)	(1,760)	(157,989)
Unused tax losses and tax offsets not recognized as deferred tax asset	224,230	2,249,196	2,782,251
	$ -	$ -	$ -

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where probable the Company will generate taxable income to recognize deferred tax assets. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2014	2013

Carrying value less than income tax basis of interest in
exploration properties	$ 28,795,000	$ 28,785,000
Carrying value less than income tax basis of fixed assets	87,000	71,000
Non-capital losses carried forward	16,853,000	15,797,000
Share issuance costs	19,000	246,000
	$ 45,754,000	$ 44,899,000

XIANA MINING INC. (formerly Dorato Resources Inc.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

13.

INCOME TAXES (cont’d…)

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2015	$ -	$ 272,000	$ 272,000
2016	-	749,000	749,000
2017	-	931,000	931,000
2018	-	1,061,000	1,061,000
2019	-	5,406,000	5,406,000
2027	50,000	-	50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,843,000	-	1,843,000
2033	705,000	-	705,000
2034	561,000	-	561,000
	$ 8,308,000	$ 8,419,000	$ 16,727,000

14.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. At January 31, 2014, the Company had interests in exploration properties and property and equipment in Peru of $33,006 (2013 - $543,650).

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

There were no changes to the Company’s approach to capital management during the year ended January 31, 2014. The Company is not subject to externally imposed capital requirements.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

1.1(1)

Articles effective August 21, 2006.

4.7(2)

Royalty Option Agreement between the Company and Franco-Nevada Corporation dated July 18, 2008, as amended on March 30, 2009.

4.9(2)

Stock Option Plan.

4.10(3)

Option Agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) dated September 16, 2011.

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

XIANA MINING INC.

/s/ Rowland Perkins
		By:	Rowland Perkins,
Interim President & CEO

Date:	June 17, 2014

94