Form 20-F
period 2015-01-31
XIANA MINING INC.
filed 2015-06-01
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

[   ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2015

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

#507 –837 West Hastings Street, Vancouver, British Columbia, V6C 3N7
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

Title of Each Class	Outstanding at January 31, 2015
Common Shares, no par value	4,491,518

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
Yes: [X]     No: [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: [ ]	Accelerated filer: [ ]	Non-accelerated filer: [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By the International Accounting Standards Board [X]	Other [ ]

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

PART I

Effective February 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS. Please note that our prior annual consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles and included a reconciliation to United States generally accepted accounting principles, which may not be comparable to IFRS. Please refer to our annual consolidated financial statements for the years ended January 31, 2010 and 2009 (previously filed with our Annual Reports on Form 20-F).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014 and 2013 together with the notes thereto, which appear elsewhere in this annual report. These consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

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

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the IASB as at January 31, 2015 and 2014 and for the three fiscal years ended January 31, 2015, 2014 and 2013. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Years Ended January 31 IFRS
	2015 Cdn$	2014 Cdn$	2013 Cdn$	2012 Cdn$	2011 Cdn$
Revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(403,437)	(907,809)	(7,130,314)	(17,091,671)	(13,728,240)
Comprehensive loss for the year	(395,222)	(902,298)	(7,143,950)	(17,091,671)	(13,728,240)
Basic and diluted loss per share	(0.09)	(0.20)	(1.66)	(4.51)	(3.96)

	Years Ended January 31 IFRS
	2015 Cdn$	2014 Cdn$	2013 Cdn$	2012 Cdn$	2011 Cdn$
Total Assets	8,061	101,895	753,401	6,563,479	41,868,757
Total Liabilities	1,775,940	1,474,552	1,223,760	1,071,974	542,783
Capital Stock	56,461,592	56,461,592	56,461,592	55,279,506	41,325,974
Shareholders’ Equity (Deficit)	(1,767,879)	(1,372,657)	(470,359)	5,491,505	(17,850,605)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are (on a post-share consolidation basis): 4,491,518 for the year ended January 31, 2015, 4,491,518 for the year ended January 31, 2014; 4,284,292 for the year ended January 31, 2013, 3,792,027 for the year ended January 31, 2012 and 3,468,621 for the year ended January 31, 2011.

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

Year ended January 31, 2010 Cdn $
Consolidated Statement of Operations and Comprehensive Loss
Net loss and comprehensive loss for the year	(3,605,068)
Change of accounting policy expenditures on mineral property interests expensed	(4,099,925)
Net loss and comprehensive loss for the year	(7,704,993)
Basic and diluted loss per share	(3.09)

Year ended January 31, 2010 Cdn $
Consolidated Balance Sheets
Total assets	40,834,823
Change of accounting policy expenditures on mineral property interests expensed	(10,959,085)
Total assets	29,425,738
Total liabilities	387,706
Total shareholders’ equity	39,997,117
Change of accounting policy expenditures on mineral property interests expensed	(10,959,085)
Total shareholders’ equity	29,038,032
Total liabilities and shareholders’ equity	24,425,738

To date, the Company has not generated any cash flow from its activities to fund on-going activities cash commitments. The Company has financed operations principally through the sale of equity securities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2015, the cash balance of $1,011 is insufficient to meet needs for the coming year. Therefore, the Company will be required to raise additional capital in order fund its operations in fiscal 2016.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. These consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB

The following table sets forth, for the periods indicated, certain exchange rates based on the intra-high and low buying rates between 08:00 (ET) and 16:00 (ET) in Canadian dollars as reported by Bank of Canada. On May 27, 2015, the noon exchange rate was USD 1.00 per CAD 1.2485. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were follows:

	High	Low
April 2015	1.2677	1.1945
March 2015	1.2835	1.2407
February 2015	1.2697	1.2353
January 2015	1.2799	1.1680
December 2014	1.1671	1.1313
November 2014	1.1452	1.1190

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2015	2014	2013	2012	2011
Average Rate during Year (1)	1.1144	1.0389	0.9978	0.9907	1.0260
Year End (1)	1.2717	1.1225	0.9973	1.0052	1.0022
High (2)	1.2799	1.1225	1.0442	1.0658	1.0848
Low (2)	1.0620.	0.9952	0.9642	0.9407	0.9848

(1)

The average exchange rates and year-end exchange rates are based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.

(2)	The high and low exchange rates are based on the intra-day high and low rates between 08:00 (ET) and 16:00 (ET) as reported by the Bank of Canada.

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

The report of our independent auditors on our financial statements for the year ended January 31, 2015 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

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

The Company is also subject to the risks normally encountered in the mining industry, such as:

•	unusual or unexpected geological formations;
•	fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
•	power outages and water shortages;
•	cave-ins, landslides, and other similar mining hazards;
•	labour disruptions and labour disputes;
•	inability to obtain suitable or adequate machinery, equipment, or labour;
•	liability for pollution or other hazards; and
•	other known and unknown risks involved in the operation of mines and the conduct of exploration.

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

The Company has not conducted a legal survey of the boundaries of its property, and therefore, in accordance with the laws of the jurisdictions in which this property is situated, its existence and area could be in doubt. The Company has obtained only limited formal title reports on its property and title to its property may be in doubt. The Company’s property may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects. If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained. Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities. The Company may require additional financing to cover the costs of any litigation necessary to establish title. In the event of an adverse judgment with respect to its mineral property, the Company could lose its property rights and may be required to cease its exploration and development activities on its property. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its property.

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

The Company will require additional capital to meet its capital requirements for fiscal 2016 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for fiscal 2016. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interest (as existing or as proposed to be acquired) in its property. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

Because the success of the Company is highly dependent upon the performance of its directors, officers and consultants, the Company has granted in the past, and will in the future grant, to some or all of its directors, officers and consultants, options to purchase its Common Shares as non-cash incentives. Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

The Company may be a "passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers.

Investors in Common Shares that are U.S. taxpayers should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2015, and may be a PFIC in the current and future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share. The market price of the Common Shares over the year ended January 31, 2015 and through May 27, 2015 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down on residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

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

During the year ended January 31, 2014, the Company wrote-off the remaining $500,000 in carrying value of its exploration properties (2013 - $5,459,566) due to the Company not having sufficient funds to perform further work on the Deborah Gold property and forfeiting the mineral leases on the other properties under option agreements.

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

•

The commercial terms of the option were fulfilled to earn a 100% interest in the Cangaza Property, which included the cash payments of US$150,000 and the issuance of 52,500 (post-share consolidated) Common Shares. Although the obligations to exercise the option under this agreement have been met, the option was not exercised as it was subject to receipt of the Supreme Decree to be issued by the Peruvian Government. As the Company was unable to make the property tax payment totalling US$30,381 on June 30, 2013, the mineral lease was forfeited.

Private Placements

The Company did not issue any securities during the year ended January 31, 2015. During the year ended January 31, 2013, the Company closed a non-brokered private placement financing through the issuance of 659,519 (post-consolidated) Common Shares at a price of $1.80 per share for total gross proceeds to the Company of $1,187,135 (the "Offering"). Proceeds from the Offering were used to finance initial exploration of its Deborah Gold Property (100% owned) in Cajamarca, Peru and for general working capital.

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

Current State of Operations

The Deborah Property is a ‘grassroots’ exploration project, meaning that there are no existing mine operations within the project area. Early stage exploration begins with review of satellite imagery and existing regional geology maps, followed by airborne geophysical surveys. Geophysical surveys are rapid assessment tools that help generate targets for further exploration. Advanced exploration is focused on initial drill-testing of these targets. This phase may involve anything from 5 to 50 drill holes depending on the type of mineral deposit encountered and the level of information required to make a decision to move forward. The ultimate aim is to discover a mineral deposit worthy of additional investigation.

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

4.C Organizational Structure

The significant subsidiaries of the Company are:

	Country of	Principal	Xiana’s effective interest
	Incorporation	Activity	for 2015 and 2014
Dorato Peru S.A.C. (1)	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C. (2)	Peru	Holding company	99%

(1)	Incorporated in Peru on April 25, 2007.
(2)	Incorporated in Peru on August 23, 2011, which holds the exploration rights on the Deborah property.

4.D Property, Plants and Equipment

National Instrument 43-101 Compliance

Except as otherwise indicated, John Drobe, P.Geo., the Company’s former Vice-President of Exploration and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.

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

5.A Operating Results

Year ended January 31, 2015 compared to the year ended January 31, 2014

A net loss of $403,347 for the year ended January 31, 2015 was incurred, compared to a net loss of $907,809 in the same period last year.

Consulting fees of $217,578 (2014 - $179,985) increased due to an increase in fees during the current fiscal year compared to prior period.

Loss on foreign exchange of $23,217 (2014 - $69,071) decreased due primarily due to a change in foreign exchange on the Peruvian accounts payable.

Investor relations expenses of $1,343 (2014 - $3,714) decreased due to lower marketing costs and activity.

Office and miscellaneous expenses of $11,304 (2014 - $38,239) decreased primarily due to lower activity.

Professional fees of $52,615 (2014 - $20,951) increased primarily due to legal fees and accounting fees incurred by the Company in the current year.

Regulatory fees of $10,381 (2014 - $26,270) decreased due to lower activity in the current year compared to prior year.

Travel and promotion of $Nil (2014 - $2,879) decreased primarily due to lower activity during the current year.

Write-off of exploration and evaluation assets of $Nil (2014 - $500,000) decreased, as the write-off in fiscal 2014 was a result of property tax payments not made for various properties.

Write-off of property and equipment of $30,541 (2014 - $Nil) increased, as the office equipment in Peru was abandoned during fiscal 2015.

Year ended January 31, 2014 compared to the year ended January 31, 2013

We incurred a net loss of $907,809 for the year ended January 31, 2014, compared to a net loss of $7,130,314 in the prior year. The net loss was due mainly to the write-down of interests in exploration and evaluation properties of $500,000 (2013 - $5,459,566) resulting from the exploration and evaluation costs that remain in the central north and south zones as the Company decided to channel its cash flows to develop the Deborah Property. Other significant comparative changes offsetting the foreign exchange gain (loss) are as follows:

Consulting fees of $179,985 compared to $150,084 in the prior year increased due to an increase in fees during the current fiscal year compared to prior period.

Exploration and evaluation costs of $2,342 were incurred during the year compared to $990,110 recorded in the prior year. The decrease is mainly due to less work performed as a result of the poor commodity and equity markets.

Investor relations expenses of $3,714 compared to $15,310 recorded in the prior year. The decrease is due to effort in lowering marketing costs.

Professional fees of $20,951 compared to $102,379 recorded in the prior year. The decrease is due to lower fees associated with mineral property acquisitions and other regulatory matters.

Regulatory fees of $26,270 (2013 - $48,595) decreased due to a decrease in activity.

Travel expenses of $2,879 were incurred in the year compared to $29,524 in the prior year. The decrease is primarily due to lower activity.

Wages and benefits of $637 were incurred compared to $85,891 in prior year. The decrease was due to downsizing the administrative personnel required for our Peruvian mineral projects.

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

5.B Liquidity and Capital Resources

Cash was $1,011 as at January 31, 2015, compared to $3,669 as at January 31, 2014. As at January 31, 2015, the Company had a working capital deficiency of $1,767,879 compared to a working capital deficiency of $1,414,688 as of January 31, 2014.

The Company’s consolidated financial statements for the year ended January 31, 2015 includes a note stating that its ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will not be sufficient to fund its planned operations for the next year. The Company will require additional financing to fund its planned exploration of its current exploration property and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments.

All of the Company’s cash and cash equivalent reserves are on deposit with a major Canadian chartered bank. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of current market conditions.

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and options. When acquiring an interest in exploration properties through purchase or option the Company will from time to time issue Common Shares to the vendor or optionor of the property as partial or full consideration for the property interest in order to conserve its cash.

In June 2013, as a result of its inability to raise sufficient funds to pay the outstanding property taxes owing on the properties comprising the Cordillera del Condor Project, the Company forfeited the mineral leases on these properties. The Company is conserving its working capital to the extent possible while still focusing on the development of its Peruvian mineral property.

During the period from February 1, 2015 to May 27, 2015, a related party provided the Company with short-term loans of $29,924. The loans were non-interest bearing with no terms of repayment.

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

5.F Tabular Disclosure of Contractual Obligations

No applicable obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

The following table sets out the current directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Rowland Perkins (1)	Director, Interim President & CEO	62	October 31, 2011
Carlos Ballon	Director	55	July 20, 2010
Anton J. Drescher (1)	Chief Financial Officer & Director	58	October 1993
Robert Baxter (1)	Director	56	September 27, 2013

(1) Member of Audit Committee

Anton J. Drescher has been a Certified Management Accountant since 1981. He is currently a director of International Tower Hill Mines Ltd., a public mineral exploration and development company listed on the TSX and NYSE – AMEX since 1991; a director of Trevali Mining Corporation, a public natural resource company listed on the TSX since 2007; a director of Corvus Gold Inc., an exploration and development company listed on the TSX since 2010; President and director of Ravencrest Resources Inc. a publicly trading company trading on the CSE since 2010; Chief Financial Officer and a director of Oculus VisionTech Inc., a public company listed for trading on the TSX.V and the OTC Bulletin Board since December 1994;, which company is involved in watermarking of film and data, a director of River Wild Exploration Inc., a public company listed on the CSE since 2014, President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations since 1979; and President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada since 1998.

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

Rowland Perkins is President & CEO of Globalworx Inc., a cloud services company specializing in virtual desktop deployment (Cloud Workspace) and openstack cloud services. He was Founder & President of ebackup Inc. (2001-2014) an internet service provider specializing in Offsite Data Backup. In addition, Mr. Perkins is also a Director of several other publicly traded companies including Oculus Visiontech since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010. He is a graduate of the University of Manitoba (Economics).

Robert Baxter brings over 30 years of experience, principally in Latin America, in the mining industry. Mr. Baxter is the General Manager of Baxter Consultants Engineering, a consulting company located in Peru. From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000. Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999. Mr. Baxter was previously a director of Petaquilla Minerals Ltd. and was also a director of Chariot Resources Ltd. which was sold to China Sci Tech, a Hong Kong listed company. Mr. Baxter was the Chairman of the Board of Marcobre S.A.C., a 100% fully owned subsidiary of China Sci Tech, until September 2010. He was President, director and Chief Operating Officer of Norsemont Mining Inc. until March 2011 when the company was acquired by Hudbay Minerals. Mr. Baxter is also a director of Pan Global Resources Inc, Indico Resources Limited and Prism Resources Inc. Mr. Baxter has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM).

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

The following table identifies, as of May 27, 2015, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	Oculus VisionTech Inc.	Video-on-Demand	CFO, Secretary & Director
	International Tower Hill Mines Ltd.	Natural resource	Director
	Trevali Mining Corporation	Natural resource	Director
	Ravencrest Resources Inc.	Natural resource	CEO & Director
	Corvus Gold Inc.	Natural resource	Director
	River Wild Exploration Inc.	Natural resource	Director
Carlos Ballon	N/A
Rowland Perkins	Corvus Gold Inc.	Natural resource	Chairman & Director
	Oculus VisionTech Inc.	Video-on-Demand	President, CEO & Director
	Strikepoint Gold Inc.	Natural resource	Director
	River Wild Exploration Inc.	Natural resource	CFO & Director
Robert Baxter	Pan Global Resources Inc.	Natural resource	Director
	Prism Resources Inc.	Natural resource	President, CEO & Director
	Indico Resources Ltd.	Natural resource	President, CEO & Director

6.B Compensation

Executive Compensation

For the fiscal year ending January 31, 2015, the Company paid or accrued an aggregate of $217,578 in cash compensation to directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as CEO and CFO as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO are referred to as the “NEOs”). The following table sets out the compensation paid to the NEOs for the fiscal years ended January 31, 2015, January 31, 2014 and January 31, 2013.

Name and principal	Fiscal	Salary	Share-	Option-	Non-equity incentive		Pension	All other	Total
position	Year	(Cdn$)	based	based	plan compensation		value	compen-	compen-
	Ended		awards	awards	(Cdn$)		(Cdn$)	sation	sation
			(Cdn$)	(Cdn$)	Annual	Long-term		(Cdn$)	(Cdn$)
					incentive	incentive
					plans	plans(1)

Rowland Perkins (2)	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Interim CEO and	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Anton Drescher (3)	2015	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
CFO, Former Interim	2014	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
CEO and President	2013	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

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

During the fiscal year ended January 31, 2015, no incentive stock options were granted to the Named Executive Officers.

The Company had no stock option exercises during the fiscal year ended January 31, 2015 by the NEOs and there are currently no outstanding stock options in the Company.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2015.

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

Directors who are not also executive officers are also eligible to receive incentive stock options. No incentive stock options were granted during the financial year ended January 31, 2015 to the directors of the Company who were not executive officers.

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
Rowland Perkins
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

6.D Employees

As at January 31, 2015, the Company had no employees. The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employ temporary employees during the fiscal year.

6.E Share Ownership

The following table sets out the beneficial ownership of Common Shares by the Company’s directors and NEOs listed in Item 6.B as of May 27, 2015.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Anton J. Drescher	65,872	1.47%
Carlos Ballon	(3) 515,892	11.49%
Rowland Perkins	600	0.01%
Robert Baxter	Nil	N/A
All Executive Officers and
Directors as a Group	600,725	13.37%

(1)	The Company currently has no outstanding stock options.
(2)	Percentages are based on 4,491,518 Common Shares outstanding as of May???, 2015.
(3)

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

As of May 27, 2015, there were no stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at May 27, 2015, options with respect to 449,151 Common Shares are available for grant under the Plan.

There are currently no stock options held by our NEOs and directors listed in Item 6.B as of May 27, 2015.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

As at May 27, 2015, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially	Percent of Class (1)
Carlos Ballon	515,892	11.49%

(1)	Percentages are based on 4,491,518 Common Shares outstanding as of May 27, 2015.
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

As of May 27, 2015, there were 4,491,518 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 23 registered shareholders owning Common Shares, of which 15 of these registered shareholders, holding approximately 1,253,073 (27.90%) Common Shares are residents of the United States and 8 of these registered shareholders, holding approximately 3,238,445 (72.10%) Common Shares, are residents of Canada.

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

5.

Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who is a director of the Company, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$7,500 on July 1, 2011) per month. Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations. The arrangement is without a fixed term, and terminable by either party on 30 days notice. During the financial year ended January 31, 2015, the Company paid or accrued to Mr. Ballon an aggregate of $100,459 (2014 - $93,384, 2013 - $89,676).

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

7.

Pursuant to an oral agreement, effective as and from March 2, 2012, the Company retained Anton Drescher, Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as Chief Financial Officer of the Company, at a fee of $3,500 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2015, the Company paid or accrued to Mr. Drescher an aggregate of $42,000 (2014 - $42,000, 2013 - $30,000).

8.

During the financial year ended January 31. 2015, a total of $Nil was paid and/or accrued to John Drobe, the Company’s former VP of Exploration, for consulting fees for geological consulting services (2014 - $14,500, 2013 - $80,908).

9.

During the financial year ended January 31. 2015, a total of $18,000 was paid to Wiklow Corporate Services Inc., a company owned by Donna M. Moroney, the former Corporate Secretary of the Company for consulting fees related to corporate secretarial and accounting services provided to the Company (2014 - $14,100, 2013 - $Nil).

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2015 and 2014 and for the fiscal years ended January 31, 2015, 2014, and 2013, together with the notes thereto, attached to this annual report.

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

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our Common Shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V):

Year	High $	Low $
2015 (1)	0.10	0.04
2014 (1)	0.15	0.005
2013 (1)	0.095	0.01
2012	1.19	0.06
2011	1.63	0.53

(1)	Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the high and low sales prices in Canadian dollars for our Common Shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High $	Low $
April 30, 2015 (1)	0.08	0.03
January 31, 2015 (1)	0.06	0.03
October 31, 2014 (1)	0.06	0.05
July 31, 2014 (1)	0.08	0.06
April 30, 2014 (1)	0.15	0.06
January 31, 2014 (1)	0.15	0.06
October 31, 2013 (1)	0.14	0.005
July 31, 2013	0.045	0.01
Apr 30, 2013	0.075	0.025

(2)	Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the monthly high and low sales prices in Canadian dollars for our Common Shares for the most recent six months as traded on the TSX.V:

Month	High $	Low $
May 2015	0.09	0.08
April 2015	0.08	0.08
March 2015	0.08	0.06
February 2015	0.07	0.05
January 2015	0.06	0.05
December 2014	0.06	0.05

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

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Common Shares. Prospective purchasers of our Common Shares, including nonresident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of Common Shares. The discussion of Canadian federal income considerations assumes that holders of Common Shares hold their Common Shares as capital property, deal at arm's length and are not affiliated with us, are not "financial institutions" or "specified financial institutions" as defined in the Income Tax Act, an interest in which would be a "tax shelter investment" as defined in the Income Tax Act, has not made an election under the Income Tax Act to determine their Canadian tax results in a foreign currency and do not use or hold their Common Shares in, or in the course of, carrying on a business in Canada and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Act regulations announced by the Minister of Finance (Canada) as at the date hereof, the current administrative policies and assessing practices of the Canada Revenue Agency, and the current provisions of the published Canada-United States Tax Convention (1980). It has been assumed that any proposed amendments to the Income Tax Act and the regulations thereto will be enacted in substantially their present form. This discussion does not take into account or anticipate any change in law, administrative policy or assessing practice, whether by legislature, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory in Canada or of any jurisdiction outside of Canada, which may differ significantly from the Canadian Federal income tax considerations discussed therein.

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2015. The Company is not subject to externally imposed capital requirements.

The Company classifies its cash as financial assets at fair value through profit or loss; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of accounts payable and accrued liabilities and amounts due to related parties approximate their fair values due to the expected maturity of these consolidated financial instruments.

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

Cash and equivalents	January 31, 2015	January 31, 2014
Held at a major Canadian financial institution	$ 1,011	$ 3,669
Peruvian financial institution	Nil	Nil
	$ 1,011	$ 3,669

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2015, the cash balance of 1,011 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2016.

Liabilities as at January 31, 2015 are as follows:

Due in	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$686,157	-	-	$686,157
Due to related parties	1,089,783	-	-	1,089,783
	$1,775,940	-	-	$1,775,940

Liabilities as at January 31, 2014 are as follows:

Due in	0 to 3 months	3 to 6months	6 to 12 months	Total

Accounts payable and accrued liabilities	$628,108	-	-	$628,108
Due to related parties	846,444	-	-	846,444
	$1,474,552	-	-	$1,474,552

(c)	Market risk

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

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has an insignificant amount of cash denominated in USD and net monetary liabilities of $71,644 (2014 - $348,000) denominated in soles. For the year ended January 31, 2014, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by $26,015 (2014 - $24,400). The Company has not entered into any foreign currency contracts to mitigate this risk.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework (“COSO Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 1992”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2015. On February 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which did not have a material impact on the Company’s ICFR.

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

The following table presents fees for the professional audit services rendered by Smythe Ratcliffe LLP, Chartered Accountants for the fiscal years ended January 31, 2015 and 2014.

Year ended January 31	2015	2014
Audit fees	$15,500	$25,000
Audit-Related fees	-	-
Tax fees (1)	2,000	2,500
All Other Fees	-	-
Total	$17,500	$27,500

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

PART III

ITEM 17. FINANCIAL STATEMENTS

We are filing with this annual report the following:

  Auditors’ Report dated May 27, 2015.

  Consolidated Statements of Financial Position at January 31, 2015 and January 31, 2014.

  Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2015, January 31, 2014 and January 31, 2013.

  Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended January 31, 2015, January 31, 2014 and January 31, 2013.

  Consolidated Statements of Cash Flows for the years ended January 31, 2015, January 31, 2014 and January 31, 2013.

  Notes to the Consolidated Financial Statements for the years ended January 31, 2015, January 31, 2014 and January 31, 2013.

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2015 and 2014

Corporate Head Office

507-837 West Hastings Street
Vancouver, BC
Canada
V6C 3N7
Tel: 604-685-1017

INDEPENDENT AUDITORS’

REPORT TO THE SHAREHOLDERS OF XIANA MINING INC.

We have audited the accompanying consolidated financial statements of Xiana Mining Inc., which comprise the consolidated statements of financial position as at January 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years ended January 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Xiana Mining Inc. as at January 31, 2015 and 2014, and its financial performance and its cash flows for the years ended January 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia
May 27, 2015

2

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
AS AT JANUARY 31,

	2015	2014
ASSETS
Current
Cash	$1,011	$3,669
Accounts receivable	7,050	1,068
Investment (Note 6)	-	51,455
Prepaid expenses	-	3,672
	8,061	59,864
Property and equipment (Note 7)	-	42,031
	$8,061	$101,895
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	$686,157	$628,108
Due to related parties (Note 11)	1,089,783	846,444
	1,775,940	1,474,552
Shareholders’ deficiency
Capital stock (Note 9)	56,461,592	56,461,592
Share-based payment reserve (Note 10)	5,871,554	5,871,554
Accumulated other comprehensive loss	-	(8,125)
Deficit	(64,101,025)	(63,697,678)
	(1,767,879)	(1,372,657)
	$8,061	$101,895

On behalf of the Board:

“Rowland Perkins” (signed)	“Anton Drescher” (signed)
Mr. Rowland Perkins, Director	Mr. Anton Drescher, Director

The accompanying notes are an integral part of these consolidated financial statements
3

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
YEARS ENDED JANUARY 31,

	2015	2014	2013

EXPENSES
Consulting fees (Note 11)	$217,578	$179,985	$150,084
Depreciation	11,493	14,516	32,936
Exploration and evaluation costs (Notes 11 and 12)	10,029	2,342	990,110
Investor relations (Note 11)	1,343	3,714	15,310
Loss on foreign exchange	23,217	69,071	119,260
Loss on sale of investment (Note 6)	34,745	49,205	-
Office and miscellaneous (Note 11)	11,304	38,239	96,659
Professional fees (Note 11)	52,615	20,951	102,379
Regulatory (Note 11)	10,381	26,270	48,595
Travel and promotion (Note 11)	-	2,879	29,524
Wages and benefits (Note 11)	101	637	85,891
Write-off of exploration and evaluation assets (Note 8)	-	500,000	5,459,566
Write-off of property and equipment	30,541	-	-

Net loss for the year	(403,347)	(907,809)	(7,130,314)

Items that will be reclassified to net loss
Fair value loss on available-for-sale investment	-	(2,709)	(13,636)
Transfer on sale of available-for-sale investment	8,125	8,220	-

Comprehensive loss for the year	$(395,222)	$(902,298)	$(7,143,950)

Basic and fully diluted loss per share	$(0.09)	$(0.20)	$(1.66)

Weighted average number of common shares outstanding	4,491,518	4,491,518	4,284,292

The accompanying notes are an integral part of these consolidated financial statements
4

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian Dollars)

			Share-based	Available-		Total
	Number of	Issued	Payment	for-Sale		Shareholders’
	Shares	Capital Stock	Reserve	Investment	Deficit	Deficiency

Balance, January 31, 2012	3,831,999	$55,279,506	$5,871,554	$-	$(55,659,555)	$5,491,505

Issuance of shares for cash:
Private placement	659,519	1,187,135	-	-	-	1,187,135
Share issue costs	-	(5,049)	-	-	-	(5,049)
Unrealized loss on available-for-sale investment	-	-	-	(13,636)	-	(13,636)
Net loss for the year	-	-	-	-	(7,130,314)	(7,130,314)

Balance, January 31, 2013	4,491,518	56,461,592	5,871,554	(13,636)	(62,789,869)	(470,359)

Unrealized loss on available-for-sale investment	-	-	-	(2,709)	-	(2,709)
Reclassification to net loss	-	-	-	8,220	-	8,220
Net loss for the year	-	-	-	-	(907,809)	(907,809)

Balance, January 31, 2014	4,491,518	56,461,592	5,871,554	(8,125)	(63,697,678)	(1,372,657)

Reclassification to net loss	-	-	-	8,125	-	8,125
Net loss for the year	-	-	-	-	(403,347)	(403,347)

Balance, January 31, 2015	4,491,518	$56,461,592	$5,871,554	$-	$(64,101,025)	$(1,767,879)

The accompanying notes are an integral part of these consolidated financial statements
5

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEARS ENDED JANUARY 31,

	2015	2014	2013

Operating activities
Net loss for the year	$(403,347)	$(907,809)	$(7,130,314)
Add items not affecting cash
Depreciation	11,493	14,516	32,936
Unrealized loss (gain) on foreign exchange	23,217	9,082	(7,668)
Loss on sale of investment	34,745	49,205	-
Write-off of exploration and evaluation assets	-	500,000	5,459,566
Write-off of property and equipment	30,538	-	-
Investment received for exploration expenditures	-	-	(159,389)
Changes in non-cash working capital
Accounts receivable	(5,982)	4,565	15,936
Prepaid expenses	3,672	13,104	112,567
Accounts payable and accrued liabilities	34,832	86,524	(61,972)
Due to related parties	243,339	154,673	230,827
Cash used in operating activities	(27,493)	(76,140)	(1,507,511)

Investing activities
Proceeds from sale of investment	24,835	41,215	-
Royalty proceeds	-	-	350,000
Purchase of equipment	-	-	(46,632)
Cash provided by investing activities	24,835	41,215	303,368

Financing activities
Issuance of capital stock	-	-	1,187,135
Share issuance costs	-	-	(5,049)
Cash provided by financing activities	-	-	1,182,086

Effect of foreign exchange on cash	-	513	(13)

Change in cash	(2,658)	(34,412)	(22,070)
Cash, beginning of the year	3,669	38,081	60,151

Cash, end of the year	$1,011	$3,669	$38,081

Supplemental cash flow information
Interest received	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions
Foreign exchange on accounts payable	$23,217	$9,082	$(7,668)

The accompanying notes are an integral part of these consolidated financial statements
6

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

1.	NATURE OF OPERATIONS AND GOING CONCERN

Xiana Mining Inc. (the “Company”) is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company. The address of its head office is 507 - 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N7.

Effective October 23, 2013, the Company changed its name from Dorato Resources Inc. to Xiana Mining

Inc. and commenced trading under the new trading symbol “XIA”. All other entities and related companies’ names remained the same. The Company is a publically-traded company listed on the TSX

Venture Exchange, on the OTCQX market in the United States under the symbol “DRIFF” and on the Frankfurt Stock Exchange under the symbol “DO51”.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations; additional financing will be required in the foreseeable future to fund the Company’s established business plan.

These circumstances comprise material uncertainties which cast substantial doubt as to the ability of the Company to meet its obligations as they fall due, and accordingly, the ability of the Company to continue as a going concern.

For the year ended January 31, 2015, the Company incurred a net loss of $403,347 (2014 - $907,809; 2013 - $7,130,314), and as at January 31, 2015 has working capital deficiency of $1,767,879 (2014 - $1,414,688), an accumulated deficit of $64,101,025 (2014 - $63,697,678), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiary. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Approval of the financial statements

The consolidated financial statements of Xiana Mining Inc. for the year ended January 31, 2015 were approved and authorized for issue by the Board of Directors on May 27, 2015.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

2.	BASIS OF PREPARATION (cont’d…)

Use of judgments and estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant areas:

Recoverable value of property and equipment and exploration and evaluation assets and impairment assessment

Assets or cash-generating units (“CGU”) are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment. External sources of information considered are observable indications that the asset’s value had declined significantly more than what would be expected as a result of the passage of time or normal use, changes in the Company’s economic, legal and regulatory environment that it does not control but affect the recoverability of its assets. Internal sources of information the Company considers include obsolescence, the manner in which assets are being used or are expected to be used and indications of economic performance of the assets.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

2.	BASIS OF PREPARATION (cont’d…)

Use of judgments and estimates (cont’d...)

Deferred income taxes

The determination of the Company’s tax expense or recovery for the period and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings that affect the extent to which potential future tax benefits may be used. Estimates of future taxable income are based on forecasted cash flows from future operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows from operations and taxable income differ significantly from estimates, the ability of the Company to realize any net deferred income tax assets recorded on the statement of financial position could be impacted. The Company is also subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy that involves judgments or assessments made by management. The following is an accounting item that involves judgment:

Functional currency

The functional currency of the Company and each of its subsidiaries is the Canadian dollar (“CAD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re- evaluated for each new entity or if conditions change.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Basis of consolidation (cont’d...)

The significant subsidiaries of the Company are:

			Xiana’s effective
			interest for
	Country of	Principal	January 31,
	Incorporation	Activity	2015 and 2014

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99%

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Interests in exploration properties (cont’d...)

(ii) Exploration and evaluation expenditures (cont’d...)

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property and equipment (cont’d...)

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more readily determinable component based on fair value, and then the residual value to the remaining component.

Share-based payments

The Company has a stock option plan that is described in Note 10. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

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

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income (loss) and classified as a component of equity. Investment is included in this category of financial assets.

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. Significant or prolonged decline in its fair value below cost is objective evidence of impairment. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income (loss) are included in profit or loss.

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

Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities and due to related parties are included in this category of financial liabilities.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following accounting pronouncement that has been issued and effective on February 1, 2014 and determined that it has no impact on its consolidated financial statements:

IAS 36 Impairment of Assets was amended to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

Future accounting pronouncements

At the date of authorization of these consolidated financial statements, the IASB has issued the following new and revised standard and interpretation, which is not yet effective for the relevant reporting periods.

The Company has not early-adopted this standard and is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

  Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of
  IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
  Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.
  Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non- financial risk exposures.
  Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual period beginning on February 1, 2018.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

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

The following tables set forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2015	Level 1	Level 2	Level 3	Total
Cash	$1,011	$-	$-	$1,011

January 31, 2014	Level 1	Level 2	Level 3	Total
Cash	$3,669	$-	$-	$3,669
Investment	$51,455	$-	$-	$51,455

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk, as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash, as all amounts are held at a single major Canadian financial institution. The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with a major Canadian financial institution with a strong investment-grade rating by a primary ratings agency.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

	b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2015, the cash balance of $1,011 (2014 - $3,669) is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2016.

Liabilities as at January 31, 2015 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$686,157	$-	$-	$686,157
Due to related parties	1,089,783	-	-	1,089,783
	$1,775,940	$-	$-	$1,775,940

Liabilities as at January 31, 2014 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$628,108	$-	$-	$628,108
Due to related parties	846,444	-	-	846,444
	$1,474,552	$-	$-	$1,474,552

c)	Market risk

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

	c)	Market risk (cont’d...)

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the CAD (primarily Peruvian soles (“soles”)). The Company has a net monetary liabilities of $371,644 (2014 - $348,000) denominated in soles. For the year ended January 31, 2015, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss and comprehensive loss by $26,015 (2014 - $24,400). The Company has not entered into any foreign currency contracts to mitigate this risk.

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

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico

Resources Ltd. (“Indico”) for a total cost of $150,000. Unrealized loss as at January 31, 2013 on the investment amounted to $13,636.

During the year ended January 31, 2014, the Company sold 411,000 common shares of Indico, which had a cost of $90,420, for net proceeds of $41,215, which resulted in a realized loss on investment of $49,205, which resulted in the reclassification of $8,220 from other comprehensive loss to net loss.

During the year ended January 31, 2015, the Company sold all remaining 270,818 common shares of Indico, which had a cost of $59,580, for net proceeds of $24,835, which resulted in a realized loss on investment of $34,745, which resulted in the reclassification of $8,125 from other comprehensive loss to net loss.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

7.	PROPERTY AND EQUIPMENT

	Computer	Office
	equipment	equipment		Total
Cost
Balance at January 31, 2013	$41,213	$104,376		$145,589
Additions	-	-		-
Balance at January 31, 2014	41,213	104,376		145,589
Disposal	-	(104,376	) -	(104,376)
Balance at January 31, 2015	$41,213	$-		$41,213
Depreciation
Balance at January 31, 2013	$(29,828)	$(59,214)		$(89,042)
Depreciation for the year	(3,869)	(10,647)		(14,516)
Balance at January 31, 2014	(33,697)	(69,861)		(103,558)
Depreciation for the year	(7,516)	(3,977)		(11,493)
Disposal	-	73,838		73,838
Balance at January 31, 2015	$(41,213)	$-		$(41,213)
Carrying amounts
At January 31, 2014	$7,516	$34,515		$42,031
At January 31, 2015	$-	$-		$-

During the year ended January 31, 2015, office equipment with a net book value of $30,538 was abandoned.

8.	INTEREST IN EXPLORATION PROPERTIES

The Company’s exploration activities focused on mineral claim blocks grouped into the Central Zone, North Zone and South Zone. Individual option agreements can relate to mineral claims in more than one area.

Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca to acquire the Deborah Gold Property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of USD6,000,000 over a minimum of five years. The claims are included in the South Zone.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d...)

The material terms are as follows:

	Cash Payments

September 16 (effective date)	USD	50,000	(paid)
On commencing drill testing (“drill date”)	USD	200,000
One year anniversary of drill date	USD	400,000
Two year anniversary of drill date	USD	600,000
Three year anniversary of drill date	USD	900,000
Four year anniversary of drill date	USD	1,200,000
Five year anniversary of drill date	USD	2,650,000
	USD	6,000,000

In addition, a royalty of USD4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of USD2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement. The option to acquire the property continues to be available to the Company.

During the year ended January 31, 2014, the Company wrote-off the remaining $500,000 in carrying value of its exploration properties (2013 - $5,459,566) due to the Company not having sufficient funds to perform further work on the Deborah Gold property and forfeiting the mineral leases on the other properties under option agreements.

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2015 and 2014.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

9.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2013, the Company issued 659,519 shares at $1.80 per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement.

During the years ended January 31, 2015 and 2014, there were no shares issued.

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

The Company did not have any outstanding options as at January 31, 2015, 2014 and 2013.

Warrants

The Company did not have any outstanding warrants as at January 31, 2015, 2014 and 2013.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended January 31, 2015, the Company entered into the following transactions with related parties:

Management compensation

Paid or accrued consulting fees and wages of $217,578 (2014 - $179,985; 2013 - $224,584) to officers, directors, and a company owned by a former corporate secretary of the Company.

Amounts due to related parties is comprised of $73,449 (2014 - $507,869) owed to companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; and $1,056,413 (2014 - $378,654) to two directors, an officer and two former officers, of which $40,079 (2014 - $40,079) is included in accounts payable and accrued liabilities. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

12.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2015 were as follows:

		North	South
	Central Zone	Zone	Zone	Total
Land maintenance and tenure	$-	$-	$3,511	$3,511
Total expenditures for the year	$-	$-	$3,511	$3,511

Exploration and evaluation costs incurred in the year ended January 31, 2014 were as follows:

		North	South
	Central Zone	Zone	Zone	Total
Peruvian value added tax	$2,342	$-	$-	$2,342
Total expenditures for the year	$2,342	$-	$-	$2,342

Exploration and evaluation costs incurred in the year ended January 31, 2013 were as follows:

		North	South
	Central Zone	Zone	Zone	Total

Field expenses	$37,854	$-	$-	$37,854
Peruvian value added tax	(19,633)	-	-	(19,633)
Land maintenance and tenure	49,825	-	-	49,825
Personnel	14,674	-	-	14,674
Public relations	3,056	-	-	3,056
Expenses on terminated options	895,371	-	-	895,371
Travel	8,963	-	-	8,963
Total expenditures for the year	$990,110	$-	$-	$990,110

13.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. At January 31, 2015, the Company had abandoned its interests in property and equipment in Peru of $30,538 and has no other non-current assets (2014 - non-current assets in Peru of $42,031).

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

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

There were no changes to the Company’s approach to capital management during the year ended January 31, 2015. The Company is not subject to externally imposed capital requirements.

15.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.00% (2014 - 26.00%; 2013 - 25.08%) with the reported taxes is as follows for the years ended January 31:

	2015	2014	2013

Loss before income tax	$(403,347)	$(907,809)	$(7,130,314)
Canadian statutory rate	26.00%	26.00%	25.08%

Expected income tax recovery	(104,870)	(236,030)	(1,788,283)
Difference in foreign tax rates	(815,251)	(791)	(45,780)
Other temporary differences	(692,001)	16,374	(359,956)
Share issue costs	-	-	844
Reduction in deferred income taxes resulting from statutory rate reduction	-	(179)	(54,261)
Tax effect of foreign exchange on assets and liabilities	(241,407)	(3,604)	(1,760)
Adjustment to tax losses provided from prior years	1,238,817	-	-
Unused tax losses and tax offsets not recognized as deferred tax asset	614,712	224,230	2,249,196
	$-	$-	$-

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2015 AND 2014

15.	INCOME TAXES (cont’d…)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where probable the Company will generate taxable income to recognize deferred tax assets. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2015	2014
Carrying value less than income tax basis of interest in exploration properties	$6,630,000	$28,795,000
Carrying value less than income tax basis of fixed assets	53,000	87,000
Non-capital losses carried forward	40,490,000	16,853,000
Capital losses carried forward	42,000	-
Share issuance costs	2,000	19,000
	$47,217,000	$45,754,000

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2027	$50,000	$-	$50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,843,000	-	1,843,000
2033	704,000	-	704,000
2034	486,000	-	486,000
2035	310,000	-	310,000
No expiry	-	31,948,000	31,948,000
	$8,542,000	$31,948,000	$40,490,000

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1(1)	Articles effective August 21, 2006.

4.7(2)	Royalty Option Agreement between the Company and Franco-Nevada Corporation dated July 18, 2008, as amended on March 30, 2009.

4.9(2)	Stock Option Plan.

4.10(3)	Option Agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) dated September 16, 2011.

4.11(4)	Royalty Purchase Agreement with Franco-Nevada Corporation dated June 22, 2012.

8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

11.1(1)	Code of Ethics.

12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 24, 2009 with the Securities and Exchange Commission.

(3)	Incorporated by reference from our Annual Report on Form 20-F filed on June 13, 2012 with the Securities and Exchange Commission.

(4)	Incorporated by reference from our Annual Report on Form 20-F filed on May 31, 2013 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XIANA MINING INC.

/s/ Rowland Perkins
	By:	Rowland Perkins,
Interim President & CEO

Date: May 27, 2015