Form 20-F
period 2016-01-31
XIANA MINING INC.
filed 2016-05-31
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

[   ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2016

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

#507 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Carlos Ballon
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

Title of Each Class	Outstanding at January 31, 2016
Common Shares, no par value	4,491,518

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
[   ] Item 17       [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b- 2 of the Exchange Act).
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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015 and 2014 together with the notes thereto, which appear elsewhere in this annual report. These consolidated financial statements have been audited by Smythe LLP, Chartered Professional Accountants.

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

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the IASB as at January 31, 2016 and 2015 and for the three fiscal years ended January 31, 2016, 2015 and 2014. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Years Ended January 31 IFRS
	2016 Cdn$	2015 Cdn$	2014 Cdn$	2013 Cdn$	2012 Cdn$
Revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(74,072)	(403,437)	(907,809)	(7,130,314)	(17,091,671)
Comprehensive loss for the year	(74,072)	(395,222)	(902,298)	(7,143,950)	(17,091,671)
Basic and diluted loss per share	(0.01)	(0.09)	(0.20)	(1.66)	(4.51)

	Years Ended January 31 IFRS
	2015 Cdn$	2015 Cdn$	2014 Cdn$	2013 Cdn$	2012 Cdn$
Total Assets	623	8,061	101,895	753,401	6,563,479
Total Liabilities	1,842,574	1,775,940	1,474,552	1,223,760	1,071,974
Capital Stock	56,461,592	56,461,592	56,461,592	56,461,592	55,279,506
Shareholders’ Equity (Deficit)	(1,841,951)	(1,767,879)	(1,372,657)	(470,359)	5,491,505

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are (on a post-share consolidation basis): 4,491,518 for the year ended January 31, 2016, 4,491,518 for the year ended January 31, 2015, 4,491,518 for the year ended January 31, 2014; 4,284,292 for the year ended January 31, 2013 and 3,792,027 for the year ended January 31, 2012.

To date, the Company has not generated any cash flow from its activities to fund on-going activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2016, the cash balance of $29 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2017.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The following table sets forth, for the periods indicated, certain exchange rates based on the intra-day high and low buying rates between 08:00 (ET) and 16:00 (ET) in Canadian dollars as reported by the Bank of Canada. On May 27, 2016, the noon exchange rate was USD 1.00 per CAD 1.3003. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
April 2016	1.3219	1.2497
March 2016	1.3537	1.2859
February 2016	1.4082	1.3481
January 2016	1.1661	1.3873
December 2015	1.4003	1.3303
November 2015	1.3390	1.3039

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2016	2015	2014	2013	2012
Average Rate during Year (1)	1.2963	1.1144	1.0389	0.9978	0.9907
Year End (1)	1.4080	1.2717	1.1225	0.9973	1.0052
High (2)	1.4661	1.2799	1.1225	1.0442	1.0658
Low (2)	1.1925	1.0620	0.9952	0.9642	0.9407

(1)	The average exchange rates and year-end exchange rates are based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.
(2)	The high and low exchange rates are based on the intra-day high and low rates between 08:00 (ET) and 16:00 (ET) as reported by the Bank of Canada.

3.B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

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

The report of our independent auditors on our financial statements for the year ended January 31, 2016 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

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

The Company will require additional capital to meet its capital requirements for fiscal 2017 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for fiscal 2017. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interest (as existing or as proposed to be acquired) in its property. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

Investors in Common Shares that are U.S. taxpayers should be aware that the Company believes it constituted a passive foreign investment company (“PFIC”) during the tax year ended January 31, 2016, and may be a PFIC in the current and future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share. The market price of the Common Shares over the year ended January 31, 2016 and through May 27, 2016 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

Private Placements

The Company did not issue any securities during the year ended January 31, 2016. During the year ended January 31, 2013, the Company closed a non-brokered private placement financing through the issuance of 659,519 (post-consolidated) Common Shares at a price of $1.80 per share for total gross proceeds to the Company of $1,187,135 (the "Offering"). Proceeds from the Offering were used to finance initial exploration of its Deborah Gold Property (100% owned) in Cajamarca, Peru and for general working capital.

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

4. C	Organizational Structure

The significant subsidiaries of the Company are:

	Country of	Principal	Xiana’s effective interest
	Incorporation	Activity	for 2016 and 2015
Dorato Peru S.A.C. (1)	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C. (2)	Peru	Holding company	99%

(1)	Incorporated in Peru on April 25, 2007.
(2)	Incorporated in Peru on August 23, 2011, which holds the exploration rights on the Deborah property.

On May 27, 2016, the Company entered into a Share Purchase Agreement to sell a wholly-owned subsidiary in Peru, Dorato Peru S.A.C. (the “Subsidiary”) for a cash consideration of USD30,000.

Assets held by the subsidiary has been written-down and total liabilities of USD170,800 and any contingent liabilities will be assumed by the buyer, resulting in a gain of disposal of USD200,800.

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

Year ended January 31, 2016 compared to the year ended January 31, 2015

A net loss of $74,072 for the year ended January 31, 2016 was incurred, compared to a net loss of $403,347 in the same period last year.

Consulting fees of $157,870 (2015 - $217,578) decreased due to an decrease in fees during the current fiscal year compared to prior period.

Gain on foreign exchange of $(110,077) (2015 – loss of $23,217) increased due primarily due to a change in foreign exchange on the Peruvian accounts payable.

Investor relations expenses of $1,444 (2015 - $1,343) increased due to higher marketing costs and activity.

Office and miscellaneous expenses of $22,010 (2015 - $11,304) increased primarily due to higher activity.

Professional fees of $14,550 (2015 - $52,615) decreased primarily due to lower legal fees and accounting fees incurred by the Company in the current year.

Regulatory fees of $19,868 (2015 - $10,381) increased due to higher filing activity in the current year compared to prior year.

Travel and promotion of $1,727 (2015 - $ Nil) increased primarily due to more trips taken during the current year.

Write-off of property and equipment of $Nil (2015 - $30,541) decreased, as the office equipment in Peru was abandoned during fiscal 2015.

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

Cash was $29 as at January 31, 2016, compared to $1,011 as at January 31, 2015. As at January 31, 2016, the Company had a working capital deficiency of $1,841,951 compared to a working capital deficiency of $1,767,879 as of January 31, 2015.

The Company’s consolidated financial statements for the year ended January 31, 2016 includes a note stating that its ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will not be sufficient to fund its planned operations for the next year. The Company will require additional financing to fund its planned exploration of its current exploration property and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

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

During fiscal year 2015, a related party provided the Company with short-term loans of $29,924. The loans were non-interest bearing with no terms of repayment.

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

5. F	Tabular Disclosure of Contractual Obligations

No applicable obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

The following table sets out the current directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Rowland Perkins	Director, Interim President & CEO	63	October 31, 2011
Carlos Ballon	Director	56	July 20, 2010
Anton J. Drescher (1)	Chief Financial Officer & Director	59	October 1993
Robert Baxter (1)	Director	57	September 27, 2013
Brian Kerzner (1)	Director	56	August 17, 2015

(1)	Member of Audit Committee

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

Rowland Perkins was the former President & CEO of ebackup Inc. (2001-2014) an internet service provider specializing in Offsite Data Backup. Mr. Perkins is also a Director of several other publicly traded companies including Oculus Visiontech since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010. He is a graduate of the University of Manitoba (Economics).

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

Brian Kerzner has over 27 years of experience as a successful entrepreneur in retailing and real estate. Mr. Kerzner is the Founder and President of Rocky Mountain Chocolate Factory Canada Inc., which operates retail chocolate stores from coast to coast in Canada. He has been extensively involved in providing seed capital for many successful public and private companies in the resources, environmental and technology sectors. He is a member of the BC children’s Hospital Circle of Care and is actively involved in many other charitable organizations. Mr. Kerzner is an Honours graduate of the University of Toronto Bachelor of Commerce (B.Com) program. He is also a director of Pan Global Resources Inc. and Prism Resources Inc. and was a director of Norsemont Mining Inc.

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

The following table identifies, as of May 27, 2016, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	Oculus VisionTech Inc.	Video-on-Demand	CFO, Secretary & Director
	International Tower Hill Mines Ltd.	Natural resource	Director
	Trevali Mining Corporation	Natural resource	Director
	Ravencrest Resources Inc.	Natural resource	CEO & Director
	Corvus Gold Inc.	Natural resource	Director
	River Wild Exploration Inc.	Natural resource	Director
Carlos Ballon	N/A
Rowland Perkins	Corvus Gold Inc.	Natural resource	Chairman & Director
	Oculus VisionTech Inc.	Video-on-Demand	President, CEO & Director
	Strikepoint Gold Inc.	Natural resource	Director
	River Wild Exploration Inc.	Natural resource	CFO & Director
Robert Baxter	Pan Global Resources Inc.	Natural resource	Director
	Prism Resources Inc.	Natural resource	President, CEO & Director
	Indico Resources Ltd.	Natural resource	President, CEO & Director
Brian Kerzner	Pan Global Resources Inc.	Natural resource	Director
	Prism Resources Inc.	Natural resource	Director
	Indico Resources Ltd.	Natural resource	Director

6. B	Compensation

Executive Compensation

For the fiscal year ending January 31, 2016, the Company paid or accrued an aggregate of $157,870 in cash compensation to directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as CEO and CFO as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO are referred to as the “NEOs”). The following table sets out the compensation paid to the NEOs for the fiscal years ended January 31, 2016, January 31, 2015 and January 31, 2014.

Name and principal position	Fiscal Year Ended	Salary (Cdn$)	Share- based awards (Cdn$)	Option- based awards (Cdn$)	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compen- sation (Cdn$)	Total compen- sation (Cdn$)
					Annual incentive plans	Long-term incentive plans(1)
Carlos Ballon (4) Current CEO and President	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rowland Perkins (2) Former Interim CEO and President	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Anton Drescher (3) CFO, Former Interim CEO and President	2016 2015 2014	42,000 42,000 42,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	42,000 42,000 42,000

(1)	"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards. The Company does not have any such plans.
(2)	Rowland Perkins was appointed as Interim CEO and President on March 2, 2012 and resigned on August 24, 2015.
(3)	Anton Drescher was appointed Interim President and Chief Executive Officer of the Company on October 31, 2011 and resigned as on March 2, 2012 and was concurrently appointed as CFO.
(4)	Carlos Ballon was appointed as CEO and President on August 24, 2015.

During the fiscal year ended January 31, 2016, no incentive stock options were granted to the Named Executive Officers.

The Company had no stock option exercises during the fiscal year ended January 31, 2016 by the NEOs and there are currently no outstanding stock options in the Company.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2016.

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

Directors who are not also executive officers are also eligible to receive incentive stock options. No incentive stock options were granted during the financial year ended January 31, 2016 to the directors of the Company who were not executive officers.

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
Robert Baxter
Brian Kerzner

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

As at January 31, 2016, the Company had no employees. The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employ temporary employees during the fiscal year.

6. E	Share Ownership

The following table sets out the beneficial ownership of Common Shares by the Company’s directors and NEOs listed in Item 6.B as of May 27, 2016.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Anton J. Drescher	65,872	1.47%
Carlos Ballon	(3) 515,892	11.49%
Rowland Perkins	600	0.01%
Robert Baxter	Nil	N/A
Brian Kerzner	Nil	N/A
All Executive Officers and Directors as a Group	600,725	13.37%

(1)	The Company currently has no outstanding stock options.
(2)	Percentages are based on 4,491,518 Common Shares outstanding as of May 27, 2016.
(3)	Of the shares held by Mr. Ballon, 265,080 are held directly and 250,812 are held indirectly through Sudamerica de Metals Peru S.A. (as to 112,500 shares), Minera Pampa de Oro (as go 112,500 shares), and Minera Koripampa del Peru (as to 25,812 shares).

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

As of May 27, 2016, there were no stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at May 27, 2016, options with respect to 449,151 Common Shares are available for grant under the Plan.

There are currently no stock options held by our NEOs and directors listed in Item 6.B as of May 27, 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As at May 27, 2016, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially	Percent of Class (1)
Carlos Ballon	515,892	11.49%

(1)	Percentages are based on 4,491,518 Common Shares outstanding as of May 27, 2016.

(2)	Of the shares held by Mr. Ballon, 265,080 are held directly and 250,812 are held indirectly through Sudamerica de Metals Peru S.A. (as to 112,500 shares), Minera Pampa de Oro (as go 112,500 shares), and Minera Koripampa del Peru (as to 25,812 shares).

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

As of May 27, 2016, there were 4,491,518 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 23 registered shareholders owning Common Shares, of which 15 of these registered shareholders, holding approximately 1,253,073 (27.90%) Common Shares are residents of the United States and 8 of these registered shareholders, holding approximately 3,238,445 (72.10%) Common Shares, are residents of Canada.

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

1.	Pursuant to an oral agreement, effective as and from December 1, 2008, the Company retained Acuitas Consulting Ltd. Inc. (“Acuitas”), a company controlled by Keith Henderson, the former President and Chief Executive Officer and former director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Henderson as President and Chief Executive Officer of the Company, at a fee of $12,000 per month. This fee was increased to $16,600 effective March 1, 2009. The arrangement terminated effective October 31, 2011.

2.	Pursuant to an oral agreement, effective as and from August 1, 2008, the Company retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the former Chief Financial Officer of the Company from July 30, 2008 to July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Mr. Kinley as Chief Financial Officer of the Company, at a fee of $5,000 per month. The arrangement terminated effective August 1, 2011.

3.	Pursuant to an oral agreement, effective as and from July 12, 2011, the Company retained Anna Ladd, the former Chief Financial Officer of the Company from July 12, 2011, to provide financial services to the Company comprised of all duties and responsibilities performed by Ms. Ladd as Chief Financial Officer of the Company, at a fee of $2,500 per month. The arrangement terminated effective March 2, 2012.

4.	Pursuant to an oral agreement, effective as of and from October 1, 2008, the Company leased office space and received administrative services from Cardero Resource Corp. (“Cardero”), a company with a former officer (Marla Ritchie) in common with the Company. Under the lease, the Company was obligated to pay $4,306 per month in rent (plus utilities). The term of the lease commenced April 1, 2011 and was terminable by either party with 30 days notice. The lease was terminated as of October 1, 2013. Other administrative services were provided upon request, and invoiced at cost. During the financial year ended January 31, 2014, office and miscellaneous expenses of $20,331 (2013 - $56,049, 2012 - $139,390), professional fees of $Nil (2013 - $28,080, 2012 – $21,840), regulatory expenses of $Nil (2013 – $3,950, 2012 - $3,950), consulting fees of $Nil (2013 - $2,857, 2012 - $3,000), travel and promotion expenses of $2,791 (2013 - $27,190, 2012 - $69,112) pursuant to the terms of this agreement.

5.	Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who is a director of the Company, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$7,500 on July 1, 2011) per month. Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations. The arrangement is without a fixed term, and terminable by either party on 30 days notice. During the financial year ended January 31, 2016, the Company paid or accrued to Mr. Ballon an aggregate of $115,870 (2015 - $100,459, 2014 - $93,384).

6.	Pursuant to an oral agreement, effective as and from November 1, 2011, the Company retained Anton Drescher, the former Interim President and Chief Executive Officer, and current Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as President and Chief Executive Officer of the Company, at a fee of $8,300 per month. The arrangement terminated effective March 2, 2012.

7.	Pursuant to an oral agreement, effective as and from March 2, 2012, the Company retained Anton Drescher, Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as Chief Financial Officer of the Company, at a fee of $3,500 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2016, the Company paid or accrued to Mr. Drescher an aggregate of $42,000 (2015 - $42,000, 2014 - $30,000).

8.	During the financial year ended January 31, 2016, a total of $Nil was paid and/or accrued to John Drobe, the Company’s former VP of Exploration, for consulting fees for geological consulting services (2015 - $Nil, 2014 - $14,500).

9.	During the financial year ended January 31, 2016, a total of $Nil was paid to Wiklow Corporate Services Inc., a company owned by Donna M. Moroney, the former Corporate Secretary of the Company for consulting fees related to corporate secretarial and accounting services provided to the Company (2015 - $18,000, 2014 - $14,100).

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2016 and 2015 and for the fiscal years ended January 31, 2016, 2015 and 2014, together with the notes thereto, attached to this annual report.

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

The following table discloses the annual high and low sales prices in Canadian dollars for our Common Shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V):

Year	High $	Low $
2016 (1)	0.10	0.03
2015 (1)	0.10	0.04
2014 (1)	0.15	0.005
2013 (1)	0.095	0.01
2012	1.19	0.06

(1)	Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the high and low sales prices in Canadian dollars for our Common Shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High $	Low $
April 30, 2016 (1)	0.04	0.04
January 31, 2016 (1)	0.03	0.03
October 31, 2015 (1)	0.05	0.05
July 31, 2015 (1)	0.07	0.07
April 30, 2015 (1)	0.08	0.03
January 31, 2015 (1)	0.06	0.03
October 31, 2014 (1)	0.06	0.05
July 31, 2014 (1)	0.08	0.06
April 30, 2014 (1)	0.15	0.06

(1)	Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the monthly high and low sales prices in Canadian dollars for our Common Shares for the most recent six months as traded on the TSX.V:

Month	High $	Low $
May 2016	0.04	0.04
April 2016	0.04	0.04
March 2016	0.05	0.04
February 2016	0.05	0.03
January 2016	0.03	0.03
December 2016	0.05	0.03

9. B	Plan of Distribution

Not applicable.

9. C	Markets

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2016. The Company is not subject to externally imposed capital requirements.

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

Cash and equivalents	January 31, 2016	January 31, 2015
Held at a major Canadian financial institution	$29	$1,011
Peruvian financial institution	Nil	Nil
	$29	$1,011

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2016, the cash balance of $29 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2017.

Liabilities as at January 31, 2016 are as follows:

Due in	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$614,975	-	-	$614,975
Due to related parties	1,227,599	-	-	1,227,599
	$1,842,574	-	-	$1,842,574

Liabilities as at January 31, 2014 are as follows:

Due in	0 to 3 months	3 to 6months	6 to 12 months	Total

Accounts payable and accrued liabilities	$686,157	-	-	$686,157
Due to related parties	1,089,783	-	-	1,089,783
	$1,775,940	-	-	$1,775,940

(c)	Market risk

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

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has an insignificant amount of cash denominated in USD and net monetary liabilities of $238,604 (2015 - $371,644) denominated in soles. For the year ended January 31, 2016, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by $16,702 (2015 - $26,015). The Company has not entered into any foreign currency contracts to mitigate this risk.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2016 based on the criteria set forth in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013).. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2016.

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

The following table presents fees for the professional audit services rendered by Smythe LLP, Chartered Professional Accountants for the fiscal years ended January 31, 2016 and 2015.

Year ended January 31	2016	2015
Audit fees	$15,500	$15,500
Audit-Related fees	-	-
Tax fees (1)	2,000	2,000
All Other Fees	-	-
Total	$17,500	$17,500

(1)	Tax fees relate to the preparation of corporate income tax returns.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We are filing with this annual report the following:

•	Auditors’ Report dated May 27, 2016.

•	Consolidated Statements of Financial Position at January 31, 2016 and January 31, 2015.

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2016, January 31, 2015 and January 31, 2014.

•	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended January 31, 2016, January 31, 2015 and January 31, 2014.

•	Consolidated Statements of Cash Flows for the years ended January 31, 2016, January 31, 2015 and January 31, 2014.

•	Notes to the Consolidated Financial Statements for the years ended January 31, 2016, January 31, 2015 and January 31, 2014.

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2016 and 2015

Corporate Head Office

507-837 West Hastings Street
Vancouver, BC
Canada
V6C 3N6
Tel: 604-685-1017

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF XIANA MINING INC.

We have audited the accompanying consolidated financial statements of Xiana Mining Inc., which comprise the consolidated statements of financial position as at January 31, 2016 and 2015, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years ended January 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Xiana Mining Inc. as at January 31, 2016 and 2015, and its financial performance and its cash flows for the years ended January 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

“Smythe LLP” (signed)

Chartered Professional Accountants

Vancouver, Canada
May 27, 2016

7th Floor 355 Burrard St
Vancouver, BC V6C 2G8

Smythe LLP is a member firm of both the PKF International Limited network and PKF	T: 604 687 1231
North America, which are, respectively, a network and an association of legally	F: 604 688 4675
independent firms and does not accept any responsibility or liability for the
actions or inactions on the part of any other individual member firm or firms.	smythecpa.com

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
AS AT JANUARY 31,

	2016	2015
ASSETS
Current
Cash	$29	$1,011
Accounts receivable	594	7,050
	$623	$101,895
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	$614,975	$686,157
Due to related parties (Note 11)	1,227,599	1,089,783
	1,842,574	1,775,940
Shareholders’ deficiency
Capital stock (Note 9)	56,461,592	56,461,592
Share-based payment reserve (Note 10)	5,871,554	5,871,554
Deficit	(64,175,097)	(64,101,025)
	(1,841,951)	(1,372,657)
	$623	$101,895

On behalf of the Board:

“Carlos Ballon” (signed)	“Anton Drescher” (signed)
Mr. Carlos Ballon, CEO	Mr. Anton Drescher, Director

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
YEARS ENDED JANUARY 31,

	2016	2015	2014

EXPENSES
Consulting fees (Note 11)	$157,870	$217,578	$179,985
Depreciation	-	11,493	14,516
Exploration and evaluation costs (Notes 11 and 12)	12,263	10,029	2,342
Gain on forgiveness of accounts payable	(15,485)	-	-
Investor relations (Note 11)	1,444	1,343	3,714
Loss (gain) on foreign exchange	(110,077)	23,217	69,071
Loss on sale of investment (Note 6)	-	34,745	49,205
Office and miscellaneous (Note 11)	22,010	11,304	38,239
Professional fees (Note 11)	14,550	52,615	20,951
Regulatory (Note 11)	19,868	10,381	26,270
Travel and promotion (Note 11)	1,727	-	2,879
Wages and benefits (Note 11)	-	101	637
Write-off of accounts payable	(30,098)	-	-
Write-off of exploration and evaluation assets (Note 8)	-	-	500,000
Write-off of property and equipment	-	30,541	-

Net loss for the year	(74,072)	(403,347)	(907,809)

Items that will be reclassified to net loss
Fair value loss on available-for-sale investment	-	-	(2,709)
Transfer on sale of available-for-sale investment	-	8,125	8,220

Comprehensive loss for the year	$(74,072)	$(395,222)	$(902,298))

Basic and fully diluted loss per share	$(0.02)	$(0.09)	$(0.20)

Weighted average number of common shares outstanding	4,491,518	4,491,518	4,491,518

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian Dollars)

			Share-based	Available-		Total
	Number of	Issued	Payment	for-Sale		Shareholders’
	Shares	Capital Stock	Reserve	Investment	Deficit	Deficiency
Balance, January 31, 2013	4,491,518	$56,461,592	$5,871,554	$(13,636)	$(62,789,869)	$(470,359)
Unrealized loss on available-for-sale investment	-	-	-	(2,709)	-	(2,709)
Reclassification to net loss	-	-	-	8,220	-	8,220
Net loss for the year	-	-	-	-	(907,809)	(907,809)
Balance, January 31, 2014	4,491,518	56,461,592	5,871,554	(8,125)	(63,697,678)	(1,372,657)
Reclassification to net loss	-	-	-	8,125	-	8,125
Net loss for the year	-	-	-	-	(403,347)	(403,347)
Balance, January 31, 2015	4,491,518	56,461,592	5,871,554	-	(64,101,025)	(1,767,879)
Net loss for the year	-	-	-	-	(74,072)	(74,072)
Balance, January 31, 2016	4,491,518	$56,461,592	$5,871,554	$-	$(64,175,097)	$(1,841,951)

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEARS ENDED JANUARY 31,

	2015	2014	2013

Operating activities
Net loss for the year	$(74,072)	$(403,347)	$(907,809)
Add items not affecting cash
Depreciation	-	11,493	14,516
Gain on forgiveness of accounts payable	(15,485)	-	-
Unrealized loss (gain) on foreign exchange	(110,077)	23,217	9,082
Loss on sale of investment	-	34,745	49,205
Write-off of accounts payable	(30,098)	-	-
Write-off of exploration and evaluation assets	-	-	500,000
Write-off of property and equipment	-	30,538	-
Changes in non-cash working capital
Accounts receivable	6,456	(5,982)	4,565
Prepaid expenses	-	3,672	13,104
Accounts payable and accrued liabilities	84,478	34,832	86,524
Due to related parties	137,816	243,339	154,673
Cash used in operating activities	(982)	(27,493)	(76,140)

Investing activities
Proceeds from sale of available for sale investment	-	24,835	41,215
Cash provided by investing activities	-	24,835	41,215

Financing activities
Issuance of capital stock	-	-	-
Share issuance costs	-	-	-
Cash provided by financing activities	-	-	-

Effect of foreign exchange on cash	-	-	513

Change in cash	(982)	(2,658)	(34,412)
Cash, beginning of the year	1,011	3,669	38,081

Cash, end of the year	$29	$1,011	$3,669

Supplemental cash flow information
Interest received	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions
Foreign exchange on liability balances	$(110,077)	$23,217	$9,082

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

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

For the year ended January 31, 2016, the Company incurred a net loss of $74,072 (2015 - $403,347; 2014 - $907,809), and as at January 31, 2016 has working capital deficiency of $1,841,951 (2015 - $1,767,879), an accumulated deficit of $64,175,097 (2015 - $64,101,025), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

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
YEARS ENDED JANUARY 31, 2016 AND 2015

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Approval of the financial statements

The consolidated financial statements of Xiana Mining Inc. for the year ended January 31, 2016 were approved and authorized for issue by the Board of Directors on May 27, 2016.

Foreign currency translation

Items included in the financial statements for the Company and it’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Expenses (excluding depreciation, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

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
YEARS ENDED JANUARY 31, 2016 AND 2015

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

Going concern

The assessment of the company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures, meet it liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Subsidiaries are entities over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. Subsidiaries are fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basis of consolidation (cont’d...)

The significant subsidiaries of the Company are:

			Xiana’s effective
			interest for
	Country of	Principal	January 31,
	Incorporation	Activity	2016 and 2015

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99%

Interests in exploration properties

All of the Company’s projects are currently in the exploration and evaluation phase.

(i)	Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii)	Exploration and evaluation expenditures

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property and equipment

(i)	Recognition and measurement

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more readily determinable component based on fair value, usually the common shares, and then the residual value to the remaining component.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

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

4.	CHANGES IN ACCOUNTING STANDARDS

Future accounting pronouncements

At the date of authorization of these consolidated financial statements, the IASB has issued the following new and revised standard and interpretation, which is not yet effective for the relevant reporting periods.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

Future accounting pronouncements (cont’d…)

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•

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

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual period beginning on February 1, 2018.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

The following tables set forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2016	Level 1		Level 2	Level 3	Total
Cash	$29	$	- $	- $	29

January 31, 2015	Level 1	Level 2		Level 3	Total
Cash	$1,011	$-	$	- $	1,011

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

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

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2016, the cash balance of $29 (2015 - $1,011) is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2017.

Liabilities as at January 31, 2016 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$614,975	$-	$-	$614,975
Due to related parties	1,227,599	-	-	1,227,599
	$1,842,574	$-	$-	$1,842,874

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

Liabilities as at January 31, 2015 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$686,157	$-	$-	$686,157
Due to related parties	1,089,783	-	-	1,089,783
	$1,775,940	$-	$-	$1,775,940

c)	Market risk

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

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the CAD (primarily Peruvian soles (“soles”)). The Company has net monetary liabilities of $238,604 (2015 - $371,644) denominated in United States dollar. For the year ended January 31, 2016, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss and comprehensive loss by $16,702 (2015 - $26,015). The Company has not entered into any foreign currency contracts to mitigate this risk.

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
YEARS ENDED JANUARY 31, 2016 AND 2015

6.	INVESTMENT

All investments in shares are classified as AFS under the financial instruments classification.

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico Resources Ltd. (“Indico”) for a total cost of $150,000. The company sold 411,000 common shares of Indico during the year ended January 31, 2014 for net proceeds of $41,215 resulting to a realized loss on investment of $49,205 and a reclassification of $8,220 from other comprehensive loss to net loss.

During the year ended January 31, 2015, the Company sold all remaining 270,818 common shares of Indico, which had a cost of $59,580, for net proceeds of $24,835, which resulted in a realized loss on investment of $34,745, which resulted in the reclassification of $8,125 from other comprehensive loss to net loss.

7.	PROPERTY AND EQUIPMENT

	Computer	Office
	equipment	equipment	Total
Cost
Balance at January 31, 2014	$41,213	$104,376	$145,589
Disposal	-	(104,376)	(104,376)
Balance at January 31, 2015 and2016	$41,213	$-	$41,213
Depreciation
Balance at January 31, 2014	$(33,697)	$(69,861)	$(103,558)
Depreciation for the year	(7,516)	(3,977)	(11,493)
Disposal	-	73,838	73,838
Balance at January 31, 2015 and 2016	$(41,213)	$-	$(41,213)
Carrying amounts
At January 31, 2015	$-	$-	$-
At January 31, 2016	$-	$-	$-

During the year ended January 31, 2015, office equipment with a net book value of $30,538 was abandoned.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

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

The Company has fully written-off the carrying value of its exploration properties during the prior years due to the Company not having sufficient funds to perform further work on the Deborah Gold property and forfeiting the mineral leases on the other properties under option agreements.

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d...)

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2016 and 2015.

9.	CAPITAL STOCK Authorized

An unlimited number of common shares without par value.

Share issuances

During the years ended January 31, 2016, 2015 and 2014, there were no shares issued.

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

The Company did not have any outstanding options as at January 31, 2016, 2015 and 2014.

Warrants

The Company did not have any outstanding warrants as at January 31, 2016, 2015 and 2014.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended January 31, 2016, the Company entered into the following transactions with related parties:

Management compensation

Paid or accrued consulting fees and wages of $157,870 (2015 - $217,578; 2014 - $179,985) to officers, directors, and a company owned by a former corporate secretary of the Company.

Amounts due to related parties is comprised of $Nil (2015 - $73,449) owed to companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; and $1,227,599 (2015 - $1,056,413) to directors, of which $Nil (2015 - $40,079) is included in accounts payable and accrued liabilities. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

12.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2016 were as follows:

			North	South
	Central Zone		Zone	Zone	Total
Land maintenance and tenure	$-	$	- $	12,263	$12,263
Total expenditures for the year	$-	$	- $	12,263	$12,263

Exploration and evaluation costs incurred in the year ended January 31, 2015 were as follows:

			North	South
	Central Zone		Zone	Zone	Total
Land maintenance and tenure	$-	$	- $	10,209	$10,029
Total expenditures for the year	$-	$	- $	10,209	$10,029

Exploration and evaluation costs incurred in the year ended January 31, 2015 were as follows:

		North	South
	Central Zone	Zone	Zone	Total
Land maintenance and tenure	$2,342	$-	$-	$2,342
Total expenditures for the year	$2,342	$-	$-	$2,342

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

13.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. At January 31, 2015, the Company had abandoned its interests in property and equipment in Peru of $30,538 and has no other non-current assets.

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

There were no changes to the Company’s approach to capital management during the year ended January 31, 2016. The Company is not subject to externally imposed capital requirements.

15.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.00% (2015 - 26.00%; 2014 - 26.00%) with the reported taxes is as follows for the years ended January 31:

	2016	2015	2014

Loss before income tax	$(74,072)	$(403,347)	$(907,809)
Canadian statutory rate	26.00%	26.00%	26.00%

Expected income tax recovery	(19,259)	(104,870)	(236,030)
Difference in foreign tax rates	(815,029)	(815,251)	(791)
Other temporary differences	(698,114)	(692,001)	16,374
Share issue costs	-	-	-
Reduction in deferred income taxes resulting from statutory rate reduction	-	-	(179)
Tax effect of foreign exchange on assets and liabilities	(215,644)	(241,407)	(3,604)
Adjustment to tax losses provided from prior years	1,238,817	1,238,817	-
Unused tax losses and tax offsets not recognized as deferred tax asset	509,229	614,712	224,230
	$-	$-	$-

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

15.	INCOME TAXES (cont’d…)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where probable the Company will generate taxable income to recognize deferred tax assets. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2016	2015
Carrying value less than income tax basis of interest in exploration properties	$6,630,000	$6,630,000
Carrying value less than income tax basis of fixed assets	53,000	53,000
Non-capital losses carried forward	74,082,000	40,490,000
Capital losses carried forward	67,000	42,000
Share issuance costs	3,000	2,000
	$80,835,000	$47,217,000

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2027	$50,000	$-	$50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,843,000	-	1,843,000
2033	704,000	-	704,000
2034	486,000	-	486,000
2035	310,000	-	310,000
2036	237,000	-	237,000
No expiry	-	65,303,000	65,303,000
	$8,779,000	$65,303,000	$74,082,000

16.	SUBSEQUENT EVENTS

Subsequent to January 31, 2016, the Company entered into a Share Purchase Agreement to sell a wholly owned subsidiary in Peru, Dorato Peru S.A.C. (the “Subsidiary”) for cash consideration of USD30,000.

Assets held by the Subsidiary have been written down, and total liabilities of USD170,800 and any contingent liabilities will be assumed by the buyer, resulting in a gain on disposition of the Subsidiary of USD200,800.

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

XIANA MINING INC.

/s/	Carlos Ballon
By:	Carlos Ballon,
President & CEO

Date:	May 27, 2016