Form 20-F
period 2017-01-31
XIANA MINING INC.
filed 2017-05-31
CIK 1126932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

[  ]  Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[ X ]  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2017

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

Title of Each Class	Outstanding at January 31, 2017
Common Shares, no par value	33,468,155

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
Yes:  [ X ]  No:  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: [ ]	Accelerated filer: [ ]	Non-accelerated filer: [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3. A	Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2017 and 2016 and for the years ended January 31, 2017, 2016 and 2015 together with the notes thereto, which appear elsewhere in this annual report. These consolidated financial statements have been audited by Smythe LLP, Chartered Professional Accountants.

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

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the IASB as at January 31, 2017 and 2016 and for the three fiscal years ended January 31, 2017, 2016 and 2015. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The data for the fiscal years ended January 31, 2014 and 2013 is derived from the Company’s audited consolidated financial statements, not includd herin, but filed with previous Form 20-F Annual Reports and incorporated herein by reference. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Years Ended January 31 IFRS
	2017 Cdn$	2016 Cdn$	2015 Cdn$	2014 Cdn$	2013 Cdn$
Revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(1,807,330)	(74,072)	(403,437)	(907,809)	(7,130,314)
Comprehensive loss for the year	(1,807,330)	(74,072)	(395,222)	(902,298)	(7,143,950)
Basic and diluted loss per share, from operations	(0.09)	(0.04)	(0.07)	(0.20)	(1.66)

	Years Ended January 31 IFRS
	2017 Cdn$	2016 Cdn$	2015 Cdn$	2014 Cdn$	2013 Cdn$
Total Assets	13,611	623	8,061	101,895	753,401
Total Liabilities	477,177	1,842,574	1,775,940	1,474,552	1,223,760
Capital Stock	59,647,307	56,461,592	56,461,592	56,461,592	56,461,592
Shareholders’ Equity (Deficit)	(463,566)	(1,841,951)	(1,767,879)	(1,372,657)	(470,359)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are (on a post-share consolidation basis): 23,389,296 for the year ended January 31, 2017, 4,491,518 for the year ended January 31, 2016, 4,491,518 for the year ended January 31, 2015, 4,491,518 for the year ended January 31, 2014 and 4,284,292 for the year ended January 31, 2013.

To date, the Company has not generated any cash flow from its activities to fund on-going activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2017, the cash balance of $956 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2018.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The following table sets forth, for the periods indicated, certain exchange rates based on the intra-day high and low buying rates between 08:00 (ET) and 16:00 (ET) in Canadian dollars as reported by the Bank of Canada. On May 25, 2017, the noon exchange rate was USD 1.00 per CAD 1.3488. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
April 2017	1.3648	1.3254
March 2017	1.3503	1.3308
February 2017	1.3203	1.3014
January 2017	1.3437	1.3078
December 2016	1.3570	1.3124
November 2016	1.3581	1.3337

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2017	2016	2015	2014	2013
Average Rate during Year (1)	1.3176	1.2963	1.1144	1.0389	0.9978
Year End (1)	1.3130	1.4080	1.2717	1.1225	0.9973
High (2)	1.4006	1.4661	1.2799	1.1225	1.0442
Low (2)	1.2544	1.1925	1.0620	0.9952	0.9642

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

The report of our independent auditors on our financial statements for the year ended January 31, 2017 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any equity security that has a market price of less than US$5.00 per share. The market price of the Common Shares over the year ended January 31, 2017 and through May 24, 2017 was at all times below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

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

Private Placements

The Company did not issue any securities during the year ended January 31, 2017. During the year ended January 31, 2013, the Company closed a non-brokered private placement financing through the issuance of 659,519 (post-consolidated) Common Shares at a price of $1.80 per share for total gross proceeds to the Company of $1,187,135 (the "Offering"). Proceeds from the Offering were used to finance initial exploration of its Deborah Gold Property (100% owned) in Cajamarca, Peru and for general working capital.

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

4. C	Organizational Structure

The significant subsidiaries of the Company are:

	Country of Incorporation	Principal Activity	Xiana’s interest for 2017	Xiana’s interest for 2016
Dorato Peru S.A.C. (1)	Peru	Mining company	Nil	100%
Compania Minera la Luminosa S.A.C. (2)	Peru	Holding company	99%	99%

(1)	Incorporated in Peru on April 25, 2007. The Company disposed of Dorato Peru S.A.C. during the year ended January 31, 2017.

(2)	Incorporated in Peru on August 23, 2011, which holds the exploration rights on the Deborah property.

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

Year ended January 31, 2017 compared to the year ended January 31, 2016

A net loss of $1,807,330 for the year ended January 31, 2017 was incurred, compared to a net loss of $74,072 in the same period last year.

Consulting fees of $199,066 (2016 - $157,870) increased due to an increase in fees during the current fiscal year compared to prior period due to increased activities.

Gain on foreign exchange of $4,859 (2016 – loss of $22,964) decreased due primarily due to a change in foreign exchange on the Peruvian accounts payable.

Investor relations expenses of $1,772 (2016 - $1,444) increased due to higher marketing costs and activity.

Loss on settlement of debt $1,738,603 (2016 - $Nil). During the year ended January 31, 2017, The Company issued 28,976,720 common shares at $0.11 per share, to settle outstanding debt of $1,448,836, including $1,395,843 to related parties, and incurred $1,724 of share issuance costs relating to this share issuance. The difference between the fair value of the shares and the debt settled amounting to $1,738,603, was recognized as a loss on settlement of debt.

Office and miscellaneous expenses of $34,273 (2016 - $22,010) increased primarily due to higher activity.

Professional fees of $28,240 (2016 - $14,550) increased primarily due to higher legal fees and accounting fees incurred by the Company in the current year due to an increase in activity.

Property investigation of $30,392 (2016 - $Nil) was related to the Company’s efforts to find new exploration properties.

Regulatory fees of $13,985 (2016 - $19,868) decreased due to lower filing activity in the current year compared to prior year.

Travel and promotion of $43,134 (2016 - $ 1,727) increased primarily due to more trips taken during the current year.

Year ended January 31, 2016 compared to the year ended January 31, 2015

A net loss of $74,072 for the year ended January 31, 2016 was incurred, compared to a net loss of $403,347 in the same period last year.

Consulting fees of $157,870 (2015 - $217,578) decreased due to a decrease in fees during the current fiscal year compared to prior period due to increased activities.

Loss on foreign exchange of $22,964 (2015 – gain of $324) increased due primarily due to a change in foreign exchange on the Peruvian accounts payable.

Investor relations expenses of $1,444 (2015 - $1,343) increased due to higher marketing costs and activity.

Office and miscellaneous expenses of $22,010 (2015 - $11,307) increased primarily due to higher activity.

Professional fees of $14,550 (2015 - $52,615) decreased primarily due to lower legal fees and accounting fees incurred by the Company in the current year due to increased activities.

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

Holders of mining concessions or pending claims for mining concessions must comply with several obligations, including payment of the ACF, which is equivalent to USD3.00 per hectare per year. Default in payment of the ACF for two consecutive or non-consecutive years may result in cancellation of the relevant concession or claim.

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

Cash was $956 as at January 31, 2017, compared to $29 as at January 31, 2016. As at January 31, 2017, the Company had a working capital deficiency of $325,140 compared to a working capital deficiency of $1,841,951 as of January 31, 2016.

The Company’s consolidated financial statements for the year ended January 31, 2017 includes a note stating that its ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will not be sufficient to fund its planned operations for the next year. The Company will require additional financing to fund its planned exploration of its current exploration property and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments.

All of the Company’s cash reserves are on deposit with a major Canadian chartered bank. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of current market conditions.

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

During fiscal year 2017, related parties provided the Company short-term loans of $66,741 (2016: $38,131, 2015: $44,500). The loans were non-interest bearing and were repaid in fiscal 2017.

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

5. F	Tabular Disclosure of Contractual Obligations

No applicable obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

The following table sets out the current directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Rowland Perkins	Director	63	October 31, 2011
Carlos Ballon	Director, CEO	56	July 20, 2010
Anton J. Drescher (1)	Chief Financial Officer & Director	59	October 1993
Robert Baxter (1)	Director	57	September 27, 2013
Brian Kerzner (1)	Director	56	August 17, 2015

(1)	Member of Audit Committee

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

The following table identifies, as of May 24, 2017, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

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

Executive Compensation

For the fiscal year ending January 31, 2017, the Company paid or accrued an aggregate of $160,360 in cash compensation to directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as CEO and CFO as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO are referred to as the “NEOs”). The following table sets out the compensation paid to the NEOs for the fiscal years ended January 31, 2017, January 31, 2016 and January 31, 2015.

Name and principal	Fiscal	Salary	Share	Option-	Non-equity incentive		Pension	All other	Total
position	Year	(Cdn$)	-	based	plan compensation		value	compen-	compen-
	Ended		based	awards	(Cdn$)		(Cdn$)	sation	sation
			awar	(Cdn$)	Annual	Long-term		(Cdn$)	(Cdn$)
			ds		incentive	incentive
			(Cdn		plans	plans(1)
			$)
Carlos Ballon (4)	2017	118,362	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Current CEO and	2016	115,870	Nil	Nil	Nil	Nil	Nil	Nil	115,870
President	2015	100,459	Nil	Nil	Nil	Nil	Nil	Nil	100,459

Rowland Perkins (2)	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Interim CEO and	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Anton Drescher (3)	2017	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
CFO, Former Interim	2016	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
CEO and President	2015	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000

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

During the fiscal year ended January 31, 2017, no incentive stock options were granted to the Named Executive Officers.

The Company had no stock option exercises during the fiscal year ended January 31, 2017 by the NEOs and there are currently no outstanding stock options in the Company.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2017.

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

Directors who are not also executive officers are also eligible to receive incentive stock options. No incentive stock options were granted during the financial year ended January 31, 2017 to the directors of the Company who were not executive officers.

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

As at January 31, 2017, the Company had no employees. The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employ temporary employees during the fiscal year.

6. E	Share Ownership

The following table sets out the beneficial ownership of Common Shares by the Company’s directors and NEOs listed in Item 6.B as of May 24, 2017.

Name	Common Shares Beneficially Owned (1)	Percentage of Class (2)
Anton J. Drescher	4,683,332	13.99%
Carlos Ballon	(3) 23,316,421	69,.68%
Rowland Perkins	600	0.00%
Robert Baxter	245,260	0.01%
Brian Kerzner	Nil	N/A
All Executive Officers and	28,245,613	83.681%
Directors as a Group

(1)	The Company currently has no outstanding stock options.
(2)	Percentages are based on 33,468,155 Common Shares outstanding as of May 31, 2017.
(3)

Of the shares held by Mr. Ballon, 14,417,020 are held directly and 250,812 are held indirectly through Sudamerica de Metals Peru S.A. (as to 112,500 shares), Minera Pampa de Oro (as go 112,500 shares), and Minera Koripampa del Peru (as to 25,812 shares). An additional 8,899,400 shares are under indirect control direction of Mr. Ballon.

Incentive Stock Option Plan

At the annual general meeting held on July 15, 2015, the shareholders approved the 2015 Stock Option Plan of the Company (the “Plan”).

The purpose of the Plan is to recognize contributions made by directors, officers, consultants and employees of the Company and to provide for an incentive for their continuing relationship with the Company.

Pursuant to the policies of the TSX.V, we must seek shareholder approval for the Plan at each annual meeting as the Plan is considered a “rolling plan”. The Plan was ratified by shareholders at the annual meeting held on November 10, 2016.

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

As of May 31, 2017, there were no stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at May 31, 2017, options with respect to 3,346,824 Common Shares are available for grant under the Plan.

There are currently no stock options held by our NEOs and directors listed in Item 6.B as of May 31, 2017.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As at May 31, 2017, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Identity of Person or Group	No. of Shares Beneficially	Percent of Class (1)
Anton J. Drescher	4,686,132	14.00%
Carlos Ballon	23,316,421	69.68%

(1)	Percentages are based on 33,468,155 Common Shares outstanding as of May 31 2017.
(2)

Of the shares held by Mr. Ballon, 1,417,647 are held directly and 250,812 are held indirectly through Sudamerica de Metals Peru S.A. (as to 112,500 shares), Minera Pampa de Oro (as go 112,500 shares), and Minera Koripampa del Peru (as to 25,812 shares). An additional 8,899,400 shares are under the indirect control and directon of Carlos Ballon.

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

As of May 31, 2017, there were 33,468,238 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 23 registered shareholders owning Common Shares, of which 15 of these registered shareholders, holding approximately 1,253,073 (3.74%) Common Shares are residents of the United States and 8 of these registered shareholders, holding approximately 3,238,445 (9.68%) Common Shares, are residents of Canada.

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

5.

Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who is a director of the Company, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$7,500 on July 1, 2011) per month. Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations. The arrangement is without a fixed term, and terminable by either party on 30 days notice. During the financial year ended January 31, 2017, the Company paid or accrued to Mr. Ballon an aggregate of $118,360 (2016 - $115,870, 2015 - $100,459).

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

7.

Pursuant to an oral agreement, effective as and from March 2, 2012, the Company retained Anton Drescher, Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as Chief Financial Officer of the Company, at a fee of $3,500 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2017, the Company paid or accrued to Mr. Drescher an aggregate of $42,000 (2016 - $42,000, 2015 - $42,000).

8.

During the financial year ended January 31, 2017, a total of $Nil was paid and/or accrued to John Drobe, the Company’s former VP of Exploration, for consulting fees for geological consulting services (2015 - $Nil, 2015 - $Nil).

9.

During the financial year ended January 31, 2017, a total of $Nil was paid to Wiklow Corporate Services Inc., a company owned by Donna M. Moroney, the former Corporate Secretary of the Company for consulting fees related to corporate secretarial and accounting services provided to the Company (2016 - $Nil, 2015 - $18,000).

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2017 and 2016 and for the fiscal years ended January 31, 2017, 2016 and 2015, together with the notes thereto, attached to this annual report.

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

The following table discloses the annual high and low sales prices in Canadian dollars for our Common Shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V):

Year	High $	Low $
2017 (1)	0.21	0.095
2016 (1)	0.195	0.025
2015 (1)	0.10	0.04
2014 (1)	0.15	0.005
2013 (1)	0.095	0.01

(1)	Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the high and low sales prices in Canadian dollars for our Common Shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High $	Low $
April 30, 2017 (1)	0.21	0.12
January 31, 2017 (1)	0.21	0.10
October 31, 2016 (1)	0.20	0.09
July 31, 2016 (1)	0.13	0.03
April 30, 2016 (1)	0.04	0.04
January 31, 2016 (1)	0.03	0.03
October 31, 2015 (1)	0.05	0.05
July 31, 2015 (1)	0.07	0.07
April 30, 2015 (1)	0.08	0.03

(1)	Effective October 23, 2013, the Company consolidated its issued common share capital on the basis of one new share for every twenty old shares.

The following table discloses the monthly high and low sales prices in Canadian dollars for our Common Shares for the most recent six months as traded on the TSX.V:

Month	High $	Low $
May 2017	0.12	0.11
April 2017	0.14	0.12
March 2017	0.20	0.13
February 2017	0.21	0.16
January 2017	0.21	0.10
December 2016	0.13	0.11

9. B	Plan of Distribution

Not applicable.

9. C	Markets

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, new U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of USD50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

Cash and equivalents	January 31, 2017	January 31, 2016
Held at a major Canadian financial institution	$956	$29
Peruvian financial institution	Nil	Nil
	$956	$29

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2017, the cash balance of $956 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2018.

Liabilities as at January 31, 2017 are as follows:

Due in	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$338,751	-	-	$338,751
Due to related parties	-	-	-	-
	$338,751	-	-	$338,751

Liabilities as at January 31, 2016 are as follows:

Due in	0 to 3 months	3 to 6months	6 to 12 months	Total

Accounts payable and accrued liabilities	$614,975	-	-	$614,975
Due to related parties	1,227,599	-	-	1,227,599
	$1,842,574	-	-	$1,842,574

(c)	Market risk

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

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has an insignificant amount of cash denominated in USD and net monetary liabilities of $222,688 (2016 - $238,604) denominated in soles. For the year ended January 31, 2017, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by $15,588 (2016 - $16,702). The Company has not entered into any foreign currency contracts to mitigate this risk.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2017 based on the criteria set forth in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2017.

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

The following table presents fees for the professional audit services rendered by Smythe LLP, Chartered Professional Accountants for the fiscal years ended January 31, 2017 and 2016.

Year ended January 31	2017	2016
Audit fees	$15,500	$15,500
Audit-Related fees	-	-
Tax fees (1)	2,000	2,000
All Other Fees	-	-
Total	$17,500	$17,500

(1)	Tax fees relate to the preparation of corporate income tax returns.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We are filing with this annual report the following:

•	Auditors’ Report dated May 31, 2017.

•	Consolidated Statements of Financial Position at January 31, 2017 and January 31, 2016.

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2017, January 31, 2016 and January 31, 2015.

•	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended January 31, 2017, January 31, 2016 and January 31, 2015.

•	Consolidated Statements of Cash Flows for the years ended January 31, 2017, January 31, 2016 and January 31, 2015.

•	Notes to the Consolidated Financial Statements for the years ended January 31, 2017, January 31, 2016 and January 31, 2015.

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2017 and 2016

Corporate Head Office

507-837 West Hastings Street
Vancouver, BC
Canada
V6C 3N7
Tel: 604-685-1017

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF XIANA MINING INC.

We have audited the accompanying consolidated financial statements of Xiana Mining Inc., which comprise the consolidated statements of financial position as at January 31, 2017 and 2016 and the consolidated statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the years ended January 31, 2017, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Xiana Mining Inc. as at January 31, 2017 and 2016, and its financial performance and its cash flows for the years ended January 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

/Smythe LLP/

Chartered Professional Accountants

Vancouver, Canada
May 31, 2017

1

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
AS AT JANUARY 31,

	2017	2016
ASSETS

Current
Cash	$956	$29
Amounts receivable	12,655	594
	$13,611	$623
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$338,751	$614,975
Due to related parties (Note 11)	-	1,227,599
	338,751	1,842,574
Due to related parties (Note 11)	138,426	-
	477,177	1,842,574
Shareholders’ deficiency

Capital stock (Note 9)	59,647,307	56,461,592
Share-based payment reserve (Note 10)	5,871,554	5,871,554
Deficit	(65,982,427)	(64,175,097)
	(463,566)	(1,841,951)
	$13,611	$623

On behalf of the Board:

“Carlos Ballon” (signed)	“Anton Drescher” (signed)
Mr. Carlos Ballon, CEO, Director	Mr. Anton Drescher, Director

The accompanying notes are an integral part of these consolidated financial statements

2

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
YEARS ENDED JANUARY 31,

	2017	2016	2015

EXPENSES
Consulting fees (Note 11)	$199,066	$157,870	$217,578
Depreciation	-	-	9,028
Loss on sale of investment (Note 6)	-	-	34,745
Loss on settlement of debt (Note 8)	1,738,603	-	-
Investor relations	1,772	1,444	1,343
Loss (gain) on foreign exchange	(4,859)	22,964	(324)
Office and miscellaneous	34,273	22,010	11,307
Professional fees	28,240	14,550	52,615
Regulatory	13,985	19,868	10,381
Travel and promotion	43,134	1,727	-
Property investigation	30,392	-	-
Wages and benefits	-	-	101
Write-off of accounts payable	-	(45,583)	-

Net loss from continuing operations	(2,084,606)	(194,850)	(336,774)

Net income (loss) from discontinued operations (Note 14)	277,276	120,778	(66,573)

Net loss for the year	(1,807,330)	(74,072)	(403,347)

Items that will be reclassified to net loss
Transfer on sale of available-for-sale investment	-	-	8,125

Comprehensive loss for the year	$(1,807,330)	$(74,072)	$(395,222)

Basic and fully diluted loss per share from continuing operations	$(0.09)	$(0.04)	$(0.07)

Earnings (loss) per share from discontinued operations
Basic earnings (loss) per share	$0.01	$0.03	$(0.01)
Diluted earnings (loss) per share*	$0.01	$0.03	$(0.01)

Weighted average number of common shares outstanding	23,389,296	4,491,518	4,491,518

*The Company had no dilutive securities outstanding in any of the years ended January 31, 2017, 2016 and 2015.

The accompanying notes are an integral part of these consolidated financial statements

3

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian Dollars)

			Share-
		Issued	based	Available-		Total
	Number of	Capital	Payment	for-Sale		Shareholders’
	Shares	Stock	Reserve	Investment	Deficit	Deficiency

Balance, January 31, 2014	4,491,435	$56,461,592	$5,871,554	$(8,125)	$(63,697,678)	$(1,372,657)

Transfer on sale of available- for-sale investment	-	-	-	8,125	-	8,125
Net loss for the year	-	-	-	-	(403,347)	(403,347)

Balance, January 31, 2015	4,491,435	56,461,592	5,871,554	-	(64,101,025)	(1,767,879)

Net loss for the year	-	-	-	-	(74,072)	(74,072)

Balance, January 31, 2016	4,491,435	56,461,592	5,871,554	-	(64,175,097)	(1,841,951)

Shares issued for debt settlement	28,976,720	3,187,439	-	-	-	3,187,439
Share issuance costs	-	(1,724)	-	-	-	(1,724)
Net loss for the year	-	-	-	-	(1,807,330)	(1,807,330)

Balance, January 31, 2017	33,468,155	$59,647,307	$5,871,554	$-	$(65,982,427)	$(463,566)

The accompanying notes are an integral part of these consolidated financial statements

4

XIANA MINING INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEARS ENDED JANUARY 31,

	2017	2016	2015

Operating activities
Net loss for the year from continuing operations	$(2,084,606)	$(194,850)	$(336,774)
Add items not affecting cash
Depreciation	-	-	9,028
Loss on sale of investment	-	-	34,745
Unrealized loss (gain) on foreign exchange	(4,859)	22,964	(324)
Write-off of accounts payable	-	(45,583)	-
Loss on settlement of debt	1,738,603	-	-
Changes in non-cash working capital
Amounts receivable	(7,202)	6,456	(5,982)
Prepaid expenses	-	-	3,672
Accounts payable and accrued liabilities	26,947	33,608	(23,797)
Due to related parties	306,670	137,816	243,339

Operating cash flows from continuing operations	(24,447)	(39,589)	(76,093)
Operating cash flows from discontinued operations (Note 14)	-	38,607	48,600

Cash used in operating activities	(24,447)	(982)	(27,493)

Investing activities
Cash from the sale of subsidiary	27,098	-	-
Proceeds from sale of available-for-sale investment	-	-	24,835
Cash provided by investing activities	27,098	-	24,835

Financing activities
Share issuance costs	(1,724)	-	-
Cash used in financing activities	(1,724)	-	-

Change in cash during the year	927	(982)	(2,658)
Cash, beginning of the year	29	1,011	3,669

Cash, end of the year	$956	$29	1,011

Non-cash transactions
Foreign exchange on liability balances	$(15,916)	$(110,077)	$23,217
Foreign exchange on asset balances	$(4,859)	$-	$-

Supplemental cash flow information
Interest received	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

5

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

1.	NATURE OF OPERATIONS AND GOING CONCERN

Xiana Mining Inc. (the “Company” or “Xiana”) is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company. The address of its head office is 507 - 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N7.

Effective October 23, 2013, the Company changed its name from Dorato Resources Inc. to Xiana Mining Inc. and commenced trading under the new trading symbol “XIA”. All other entities and related companies’ names remained the same. The Company is a publicly traded company listed on the TSX Venture Exchange, on the OTCQX market in the United States under the symbol “DRIFF” and on the Frankfurt Stock Exchange under the symbol “DO51”.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations; additional financing will be required in the foreseeable future to fund the Company’s business plan.

For the year ended January 31, 2017, the Company incurred a net loss of $1,807,330 (2016 - $74,072; 2015 - $403,347), and as at January 31, 2017, has a working capital deficiency of $325,140 (2016 - $1,841,951), an accumulated deficit of $65,982,427 (2016 - $64,175,097), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests. These circumstances comprise material uncertainties which cast substantial doubt as to the ability of the Company to meet its obligations as they fall due, and accordingly, the ability of the Company to continue as a going concern.

The Company will require additional financing to carry out its near-term plans, and to meet its obligations. The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors, including the Company’s ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

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

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars (“CAD”), which is the functional currency of the Company and its subsidiary. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Approval of the financial statements

The consolidated financial statements of Xiana Mining Inc. for the year ended January 31, 2017 were approved and authorized for issue by the Board of Directors on May 31, 2017.

Foreign currency translation

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in CAD, the Company’s functional currency. The financial statements of the subsidiary have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into CAD as follows:

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

Use of judgments and estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

Deferred income taxes

The determination of the Company’s tax expense or recovery for the period and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings that affect the extent to which potential future tax benefits may be used. Estimates of future taxable income are based on forecasted cash flows from future operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows from operations and taxable income differ significantly from estimates, the ability of the Company to realize any net deferred income tax assets recorded on the consolidated statement of financial position could be impacted. The Company is also subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

2.	BASIS OF PREPARATION (cont’d…)

Use of judgments and estimates (cont’d...)

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy that involves judgments or assessments made by management. The following are accounting items that involve judgment:

Functional currency

The functional currency of the Company and its subsidiary is the CAD, which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is reevaluated for each new entity or if conditions change.

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures, meet it liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and both of its subsidiaries through July 8, 2016 (Note 14), and the accounts of the Company and Compania Minera la Luminosa S.A.C. between July 9, 2016 and January 31, 2017. A subsidiary is an entity over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. The subsidiary is fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

The significant subsidiary of the Company is:

			Xiana’s effective	Xiana’s effective
	Country of	Principal	interest	interest
	Incorporation	Activity	January 31, 2017	January 31, 2016

Dorato Peru S.A.C.	Peru	Mining company	NIL	100%
Compania Minera la	Peru	Holding company	99%	99%
Luminosa S.A.C.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES

Interests in exploration properties

(i)	Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii)	Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of interests in exploration properties are capitalized on an area-of-interest basis. Subsequently, the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

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

Property and equipment

Property and equipment is held at cost less accumulated depreciation. Depreciation is recognized in profit or loss at the following annual rates:

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

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Discontinued operations

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company, and which:

(i)	Represent a separate major line of business or geographical area of operations;

(ii)	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

(iii)	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comparative statements of comprehensive loss is restated as if the operation had been discontinued from the start of the comparative years presented.

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

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing in the near terms. Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

(i)	Financial assets (cont’d…)

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

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized to the consolidated statements of comprehensive loss over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income (loss) and classified as a component of equity.

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists at each reporting period and any impairment charges are recognized in profit or loss. Significant or prolonged decline in its fair value below cost is objective evidence of impairment. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income (loss) are included in profit or loss.

(i)	Financial liabilities

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

Accounting standards and interpretations adopted

During the year ended January 31, 2017, the Company adopted certain new accounting standards, interpretations, and amendments, none of which had material impact on the consolidated financial statements.

Accounting Standards issued but not yet applied

The following standards, interpretations and amendments, which have not been applied in these consolidated financial statements, will or may have an effect on the Company’s future consolidated financial statements. The Company is in the process of evaluating these new standards.

IFRS 9 Financial Instruments, Classification and Measurement

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases. Applicable to annual periods beginning on or after January 1, 2019.

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is applicable to the annual periods beginning on or after January 1, 2017.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12 Income Taxes)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments to IAS 12 are applicable to the annual periods beginning on or after January 1, 2017.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Cash is classified as fair value through profit or loss, and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

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

The following tables set forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2017	Level 1	Level 2	Level 3	Total
Cash	$956	$-	$-	$956

January 31, 2016	Level 1	Level 2	Level 3	Total
Cash	$29	$-	$-	$29

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

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

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2017, the cash balance of $956 (2016 - $29) is insufficient to meet the Company’s financial needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2018.

Liabilities as at January 31, 2017 were as follows:

	0 to 3	3 to 12	12 to 24
	months	months	months	Total

Accounts payable and accrued liabilities	$338,751	$-	$-	$338,751
Due to related parties	-	-	138,426	138,426
	$338,751	$-	$138,426	$477,177

Liabilities as at January 31, 2016 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$614,975	$-	$-	$614,975
Due to related parties	1,227,599	-	-	1,227,599
	$1,842,574	$-	$-	$1,842,574

c)	Market risk

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

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

c)	Market risk (cont’d…)

ii.	Foreign currency risk

The Company is not exposed to any significant foreign currency risk.

iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

6.	INVESTMENT

All investments in shares are classified as AFS under the financial instruments classification.

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico Resources Ltd. (“Indico”) for a total cost of $150,000. The Company sold 411,000 common shares of Indico during the year ended January 31, 2014.

During the year ended January 31, 2015, the Company sold all remaining 270,818 common shares of Indico, which had a cost of $59,580, for net proceeds of $24,835, which resulted in a realized loss on investment of $34,745 and a reclassification of $8,125 from other comprehensive loss to net loss.

7.	EQUIPMENT

	Computer	Office
	equipment	equipment	Total
Cost
Balance at January 31, 2014	$41,213	$104,376	$145,589
Disposal	-	(104,376)	(104,376)
Balance at January 31, 2015, 2016 and 2017	$41,213	$-	$41,213
Depreciation
Balance at January 31, 2014	$(33,697)	$(69,861)	$(103,558)
Depreciation for the year	(7,516)	(3,977)	(11,493)
Disposal	-	73,838	73,838
Balance at January 31, 2015, 2016 and 2017	$(41,213)	$-	$(41,213)
Carrying amounts
At January 31, 2015, 2016 and 2017	$-	$-	$-

During the year ended January 31, 2015, office equipment with a net book value of $30,538 was abandoned, and written-off as part of the net income (loss) from discontinued operations (Note 14). Depreciation for the year ended January 31, 2015 is allocated $9,028 to net loss, and $2,465 to net income (loss) from discontinued operations (Note 14).

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

8.	INTEREST IN EXPLORATION PROPERTIES

Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca to acquire the Deborah Gold property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of US $6,000,000 over a minimum of five years. The claims are included in the South Zone.

The material terms are as follows:

Cash Payments

September 16 (effective date)	USD 50,000 (paid)
On commencing drill testing (“drill date”)	USD 200,000
One year anniversary of drill date	USD 400,000
Two-year anniversary of drill date	USD 600,000
Three-year anniversary of drill date	USD 900,000
Four-year anniversary of drill date	USD 1,200,000
Five-year anniversary of drill date	USD 2,650,000
USD 6,000,000

The option agreement required an immediate payment of US $50,000 on receipt of TSX.V approval. This payment was made and the Company commenced systematic surface exploration of the property in early February 2012. A second payment of US $200,000 is payable on the commencement of drilling (“Drill Date”) and all subsequent payments are tied to this Drill Date. In addition, a royalty of US $4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of US $2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement. The option to acquire the property continues to be available to the Company.

During the year ended January 31, 2014, the Company wrote-off the remaining $500,000 in carrying value of its exploration properties (2013 - $5,459,566) due to the Company not having sufficient funds to perform further work on the Deborah Gold property. However, the Company maintains the option to continue with the option agreement, as the Drill Date has yet to occur and therefore no payments beyond the initial (paid) US $50,000 are yet due.

9.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2017, The Company issued 28,976,720 common shares at $0.11 per share, to settle outstanding debt of $1,448,836, including $1,395,843 to related parties, and incurred $1,724 of share issuance costs relating to this share issuance. The difference between the fair value of the shares and the debt settled amounting to $1,738,603, was recognized as a loss on settlement of debt.

During the years ended January 31, 2016 and 2015, there were no shares issued.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

10.	SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years, and periods of vesting are determined by the Board of Directors.

The Company did not have any outstanding options as at January 31, 2017 and 2016.

Warrants

The Company did not have any outstanding warrants as at January 31, 2017 and 2016.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended January 31, 2017, the Company entered into the following transactions with related parties:

Key management compensation

Paid or accrued consulting fees and wages of $160,360 (2016 - $157,870; 2015 - $217,578) to officers and directors.

Amounts due to related parties is comprised of $138,426 (2016 - $1,227,599) to directors and an officer. The amounts due to related parties are unsecured and without interest. On July 31, 2016, the Company entered into agreements with the related parties whereby the related party payables will not be payable before July 31, 2018; at January 31, 2016, the amounts due to related parties were due on demand.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

12.	EXPLORATION AND EVALUATION EXPENDITURES

The Company did not incur any exploration and evaluation expenditures during the year ended January 31, 2017.

Exploration and evaluation costs incurred in the year ended January 31, 2016 were as follows:

		North	South
	Central Zone	Zone	Zone	Total
Land maintenance and tenure	$-	$-	$12,263	$12,263
Total expenditures for the year	$-	$-	$12,263	$12,263

Exploration and evaluation costs incurred in the year ended January 31, 2015 were as follows:

		North	South
	Central Zone	Zone	Zone	Total
Land maintenance and tenure	$-	$-	$10,029	$10,029
Total expenditures for the year	$-	$-	$10,029	$10,029

Exploration and evaluation costs incurred in the years ended January 31, 2016 and 2015 are included in net income (loss) from discontinued operations (Note 14).

13.	CAPITAL MANAGEMENT

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

There were no changes to the Company’s approach to capital management during the year ended January 31, 2017. The Company is not subject to externally imposed capital requirements.

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

14.	SALE OF SUBSIDIARY

During the year ended January 31, 2017, the Company completed a sale of its 100% interest in Dorato Peru S.A.C. for $38,668 (US $30,000). As a result of the sale, the Company recognized a gain on sale of subsidiary of $277,276 comprised of the following:

i)	expenses of $15,916 relating to a foreign exchange gain on accounts payable held in US dollars.

ii)	gain on sale of subsidiary $261,360, arising from the derecognition of net liabilities associated with Dorato Peru S.A.C. of $222,692, plus proceeds of $38,668.

As the cash flows related to the operations of Dorato Peru S.A.C. are clearly distinguished, both operationally, geographically and for financial reporting purposes from the rest of the entity, the financial performance within these entities for the comparative periods has been reclassified and presented separately as discontinued operations in the consolidated statements of comprehensive loss and cash flows.

The reported net income (loss) from discontinued operations is comprised of the following:

	2017	2016	2015

Depreciation (Note 7)	$-	$-	$(2,465)
Write-off of property and equipment (Note 7)	-	-	(30,538)
Exploration and evaluation costs (Note 12)	-	(12,263)	(10,029)
Foreign exchange gain (loss)	15,916	133,041	(23,541)
Gain on sale of subsidiary	261,360	-

Net income (loss) for the year from discontinued operations	$277,276	$120,778	$(66,573)

There were no income tax effects related to discontinued operations for any of the years ended January 31, 2017, 2016 or 2015.

The reported cash flows from discontinued operations are as follows:

	2017	2016	2015

Net income (loss) for the year from discontinued
operations, net of tax	$277,276	$120,778	$(66,573)
Depreciation (Note 7)	-	-	2,465
Write off of property and equipment (Note 7)	-	-	30,538
Unrealized gain on foreign exchange	(15,916)	(133,041)	23,541
Gain on sale of subsidiary	(261,360)	-	-
Accounts payable and accrued liabilities	-	50,870	58,629

Operating cash flows from discontinued operations	$-	$38,607	$48,600

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

15.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.00% (2016 - 26.00%; 2015 - 26.00%) with the reported taxes is as follows for the years ended January 31:

	2017	2016	2015

Loss before income tax	$(1,807,330)	$(74,072)	$(403,347)
Canadian statutory rate	26.00%	26.00%	26.00%

Expected income tax recovery	(469,906)	(19,259)	(104,870)
Difference in foreign tax rates	-	(34,591)	(815,251)
Other temporary differences	384,083	-	(692,001)
Tax effect of foreign exchange on assets and liabilities	-	561,476	(241,407)
Adjustment to tax losses provided from prior years	54,112	-	1,238,817
Unused tax losses and tax offsets not recognized as deferred tax asset	31,711	(507,626)	614,712
	$-	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where probable the Company will generate taxable income to recognize deferred tax assets. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2017	2016
Carrying value less than income tax basis of interest in exploration properties	$5,410,000	$6,562,000
Carrying value less than income tax basis of fixed assets	53,000	53,000
Non-capital losses carried forward	8,875,000	38,895,000
Capital losses carried forward	42,000	42,000
Share issuance costs	-	1,000
	$14,380,000	$45,553,000

XIANA MINING INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEARS ENDED JANUARY 31, 2016 AND 2015

15.	INCOME TAXES (cont’d…)

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2027	$50,000	$-	$50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,843,000	-	1,843,000
2033	704,000	-	704,000
2034	486,000	-	486,000
2035	310,000	-	310,000
2036	208,000	-	208,000
2037	352,000		352,000
	$9,102,000	$-	$9,102,000

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1(1)	Articles effective August 21, 2006.

4.7(2)	Royalty Option Agreement between the Company and Franco-Nevada Corporation dated July 18, 2008, as amended on March 30, 2009.

4.9(2)	Stock Option Plan.

4.10(3)	Option Agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) dated September 16, 2011.

4.11	Royalty Purchase Agreement with Franco-Nevada Corporation dated June 22, 2012.

8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

11.1(1)	Code of Ethics.

12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 24, 2009 .with the Securities and Exchange Commission.

(3)	Incorporated by reference from our Annual Report on Form 20-F filed on June 13, 2012 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XIANA MINING INC.

/s/	Carlos Ballon
By:	Carlos Ballon,
President & CEO

Date: May 31, 2017