Form 20-F
period 2018-01-31
XIANA MINING INC.
filed 2018-03-26
CIK 1126932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20–F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended January 31, 2018

Or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from __________________ to ____________________

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Title of Each Class	Outstanding at January 31, 2018

Common Shares, no par value	49,468,155

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes:     ☐     No:     ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes:     ☐     No:     ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:     ☒     No:     ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      Yes:     ☒      No:     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
By the International Accounting Standards Board

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐    Item 17     ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes:     ☐     No:     ☒

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

3.A     Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of January 31, 2018 and 2017 and for the years ended January 31, 2018, 2017 and 2016 together with the notes thereto, which appear elsewhere in this annual report. These consolidated financial statements have been audited by Smythe LLP, Chartered Professional Accountants.

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

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the IASB as at January 31, 2018 and 2017 and for the three fiscal years ended January 31, 2018, 2017 and 2016. Such information is derived from our consolidated financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Years Ended January 31 IFRS
	2018 Cdn$	2017 Cdn$	2016 Cdn$	2015 Cdn$	2014 Cdn$
Revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(285,490)	(1,807,330)	(74,072)	(403,437)	(907,809)
Comprehensive loss for the year	(285,490)	(1,807,330)	(74,072)	(395,222)	(902,298)
Basic and diluted loss per share	(0.01)	(0.09)	(0.04)	(0.07)	(0.20)

	Years Ended January 31 IFRS
	2018 Cdn$	2017 Cdn$	2016 Cdn$	2015 Cdn$	2014 Cdn$
Total Assets	887,794	13,611	623	8,061	101,895
Total Liabilities	45,600	477,177	1,842,574	1,775,940	1,474,552
Capital Stock	61,238,557	59,647,307	56,461,592	56,461,592	56,461,592
Shareholders’ Equity (Deficit)	(842,194)	(463,566)	(1,841,951)	(1,767,879)	(1,372,657)

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 33,862,676 for the year ended January 31, 2018, 23,389,296 for the year ended January 31, 2017, 4,491,518 for the year ended January 31, 2016, 4,491,518 for the year ended January 31, 2015, and 4,491,518 for the year ended January 31, 2014.

To date, the Company has not generated any cash flow from its activities to fund on-going activities and cash commitments. The Company has financed operations principally through the sale of equity securities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at January 31, 2018, the cash balance of $873,863 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2018.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The following table sets forth, for the periods indicated, certain exchange rates based on the intra-day high and low buying rates between 08:00 (ET) and 16:00 (ET) in Canadian dollars as reported by the Bank of Canada. On March 23, 2018, the noon exchange rate was USD 1.00 per CAD 1.2856. The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
February 2018	1.2809	1.2288
January 2018	1.2535	1.2293
December 2017	1.2886	1.2545
November 2017	1.2888	1.2683
October 2017	1.2893	1.2472
September 2017	1.2480	1.2128

The average, year end, high and low exchange rates (CAD per USD 1.00) for the five most recent financial years were as follows:

	For Years Ended January 31
	2018	2017	2016	2015	2014
Average Rate during Year (1)	1.2919	1.3176	1.2963	1.1144	1.0389
Year End (1)	1.2293	1.3130	1.4080	1.2717	1.1225
High (2)	1.3743	1.4006	1.4661	1.2799	1.1225
Low (2)	1.2128	1.2544	1.1925	1.0620	0.9952

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

The report of our independent auditors on our financial statements for the year ended January 31, 2018 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.

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

The Company is also subject to the risks normally encountered in the mining industry, such as:

■	unusual or unexpected geological formations;
■	fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
■	power outages and water shortages;
■	cave-ins, landslides, and other similar mining hazards;
■	labour disruptions and labour disputes;
■	inability to obtain suitable or adequate machinery, equipment, or labour;
■	liability for pollution or other hazards; and
■	other known and unknown risks involved in the operation of mines and the conduct of exploration.

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

The Company will require additional capital to meet its capital requirements for fiscal 2018 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for fiscal 2018. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interest (as existing or as proposed to be acquired) in its property. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

Although the Deborah Gold Property title is currently in good standing as at March 23, 2018, the Company wrote-off the remaining $500,000 in carrying value of its exploration properties during the year ended January 31, 2014 (2013 - $5,459,566) due to the Company not having sufficient funds to perform further work on the Deborah Gold property and forfeiting the mineral leases on the other properties under option agreements.

Private Placements

During the year ended January 31, 2018, the Company issued 16,000,000 common shares at $0.10 per share for gross proceeds of $1,600,000 and incurred $8,750 of share issuance costs.

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

4.C     Organizational Structure

The significant subsidiaries of the Company are:

	Country of Incorporation	Principal Activity	Xiana’s effective interest at January 31, 2018 and 2017
Compania Minera la Luminosa S.A.C. (2)	Peru	Holding company	99%

(1)	Incorporated in Peru on April 25, 2007.
(2)	Incorporated in Peru on August 23, 2011, which holds the exploration rights on the Deborah property.

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
9.235,000 mN
9.230,000 mN
9.225,000 mN
9.220,000 mN
9.215,000 mN
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
dacite
porphyry
stock
(barren)
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

5.A     Operating Results

Year ended January 31, 2018 compared to the year ended January 31, 2017

A net loss of $285,490 for the year ended January 31, 2018 was incurred compared to a net loss of $1,807,330 in the prior year.

Consulting fees of $150,929 (2017 - $199,066) decreased as a result of a consultant ceasing to work for the Company.

Loss on settlement of debt of $Nil (2017 – $1,738,603) due to a loss recognized from the settlement of debt with issuance of shares in the prior year.

Office and miscellaneous expenses of $58,395 (2017 – $34,273) increased as a result of office rent and general office expenses in the current year.

Travel and promotion of $35,590 (2016 – $43,134) decreased due to less trips taken for business meetings during the current year.

Write-off of accounts payable of $25,107 (2017 - $Nil) due to outstanding debt which passed the statute of limitations.

Year ended January 31, 2017 compared to the year ended January 31, 2016

A net loss of $1,807,330 for the year ended January 31, 2017 was incurred, compared to a net loss of $74,072 in the same period last year.

Consulting fees of $199,066 (2016 - $157,870) increased due to an increase in activity during the current fiscal year compared to prior period.

Gain on foreign exchange of $4,859 (2016 – loss of $22,964) decreased primarily due to a change in foreign exchange on the Peruvian accounts payable.

Office and miscellaneous expenses of $34,273 (2016 - $22,010) increased primarily due to an increase in activity.

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

5.B     Liquidity and Capital Resources

Cash was $873,863 as at January 31, 2018, compared to $956 as at January 31, 2017. As at January 31, 2018, the Company had a working capital of $842,194 compared to a working capital deficiency of $325,140 as of January 31, 2017.

During the year ended January 31, 2018, the Company issued 16,000,000 common shares at $0.10 per share for gross proceeds of $1,600,000 and incurred $8,750 of share issuance costs.

The Company’s consolidated financial statements for the year ended January 31, 2018 includes a note stating that its ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will not be sufficient to fund its planned operations for the next year. The Company will require additional financing to fund its planned exploration of its current exploration property and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

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

5.F     Tabular Disclosure of Contractual Obligations

No applicable obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A     Directors and Senior Management

The following table sets out the current directors and executive officers of the Company and all positions and offices held with the Company.

Name	Position	Age	Date of First Election or Appointment
Carlos Ballon	Chief Executive Officer & Director	56	July 20, 2010
Anton J. Drescher (1)	Chief Financial Officer & Director	59	October 1993
Robert Baxter (1)	Director	57	September 27, 2013
Brian Kerzner (1)	Director	56	August 17, 2015
Tim Moody	Director	55	January 29, 2018
Mark Palmer	Director	58	January 29, 2018
(1)	Member of Audit Committee

Anton (Tony) J. Drescher received a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974 and obtained his Certified Management Accountant designation in October 1981. Mr. Drescher is the President and a director of Harbour Pacific Capital Corp. a company providing administrative and consulting services mainly to public companies. Mr. Drescher has served as director of the Company since December 1998, was President and Chief Executive Officer of the Company from August 21, 2006 to December 1 2008, and was Interim President and Chief Executive Officer from October 31, 2011 to March 2, 2012. On March 2, 2012 Mr. Drescher became the Chief Financial Officer of the Company. Mr. Drescher also currently serves as a director and/or officer of the following exchange listed companies: International Tower Hill Mines Ltd., Trevali Mining Corporation and Corvus Gold Inc., all Toronto Stock Exchange (“TSX”) listed companies and, Oculus VisionTech Inc., a TSX Venture Exchange listed company. Mr. Drescher is also a director of Ravencrest Resources Inc. and River Wild Exploration Inc., both of which are Canadian Securities Exchange (“CSE”) listed companies.

Carlos Ballon is a graduate of Colorado School of Mines and an experienced mining engineer. Mr. Ballon managed the Santander Mine in Peru from 1985 to 1993 before revamping the project and vending it to Trevali Mining Corporation. More recently he was VP South America for Corriente Resources Ltd., a director of Thiess South America (Australia's largest contract miner) where he managed major engineering works at Tintaya and Yanacocha in Peru and a Manager South America for Cardero Resource Corp. Mr. Ballon is a director, SHC Groupe Pte Ltd and General Manager, Minera Koripampa del Peru S.A.

Robert Baxter brings over 30 years of experience, principally in Latin America, in the mining industry. Mr. Baxter is the General Manager of Baxter Consultants Engineering, a consulting company located in Peru. From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000. Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999. Mr. Baxter was previously a director of Petaquilla Minerals Ltd. and was also a director of Chariot Resources Ltd. which was sold to China Sci Tech, a Hong Kong listed company. Mr. Baxter was the Chairman of the board of directors of Marcobre S.A.C., a 100% fully owned subsidiary of China Sci Tech, until September 2010. He was President, director and Chief Operating Officer of Norsemont Mining Inc. until March 2011 when the company was acquired by Hudbay Minerals. Mr. Baxter is also a director of Pan Global Resources Inc, Indico Resources Limited and Prism Resources Inc. Mr. Baxter has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM).

Brian Kerzner has been a successful entrepreneur in retailing and real estate since 1987. Mr. Kerzner is the Founder and President of Rocky Mountain Chocolate Factory Canada Inc., which operates retail chocolate stores from coast to coast in Canada. He has also founded several other private companies that have completed extensive residential and commercial development in Toronto, Phoenix, Whistler and Vancouver. Mr. Kerzner has been extensively involved in providing seed capital for many successful public and private companies in the resources, environmental and technology sectors. Mr. Kerzner is an Honours graduate of the University of Toronto, Bachelor of Commerce (B.Com) program (May, 1983). Mr. Kerzner is also a director of: Pan Global Resources Inc. (since February 2016); Indico Resources Ltd. (since October 2012); Prism Resources Inc. (since December 2011) and Norsemont Mining Inc. (since August 2005). He is also a member of the BC Children’s Hospital Circle of Care and is actively involved in many other charitable organizations.

Timothy C. Moody is an Independent Director at Prism Resources, Inc. and a President, Chief Executive Officer & Director at Pan Global Resources, Inc. He is on the Board of Directors at Xiana Mining, Inc., Indico Resources Ltd., Prism Resources, Inc. and Pan Global Resources, Inc. Mr. Moody was previously employed as a Director-Business Development by Rio Tinto Minerals Development Ltd. He also served on the board at Baikal Mining Co. LLC. He received his undergraduate degree from the University of New England.

Mark Palmer is Investment Director at Tembo Capital Management Ltd. Mark Palmer has a B.Sc. in Mining Geology from University College Cardiff and spent 12 years working in Australia, including 8 years with Dominion Mining. In 1994, Mark joined NM Rothschild & Sons Limited in the London mining project finance and hedging team assessing mines and projects globally. In 1997, he moved to the investment banking team at UBS to focus on global mergers and acquisitions, equity and debt financing in the mining sector. Mark ran the EMEA mining team at UBS for 8 years. In 2014, Mark joined Canaccord Genuity as Vice Chairman responsible for mining sector coverage.

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

The following table identifies, as of March 23, 2018, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position
Anton J. Drescher	Oculus VisionTech Inc. International Tower Hill Mines Ltd. Trevali Mining Corporation RavenQuest BioMed Inc. Corvus Gold Inc. River Wild Exploration Inc.	Video-on-Demand Natural resource Natural resource Diversified cannabis Natural resource Natural resource	CFO, Secretary & Director Director Director Director Director Director
Carlos Ballon	N/A
Robert Baxter	Pan Global Resources Inc. Prism Resources Inc. Indico Resources Ltd.	Natural resource Natural resource Natural resource	Director President, CEO & Director President, CEO & Director
Brian Kerzner	Pan Global Resources Inc. Prism Resources Inc. Indico Resources Ltd.	Natural resource Natural resource Natural resource	Director Director Director
Mark Palmer	Orion Minerals Ltd.	Natural resource	ASX/JSE

6.B     Compensation

Executive Compensation

For the fiscal year ending January 31, 2018, the Company paid or accrued an aggregate of $118,280 in cash compensation to directors and senior management as a group.

Under applicable Canadian securities laws, the Company is required to disclose the compensation paid to its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of the Company’s most recently completed financial year, whose total compensation exceeded Cdn $150,000. In the case of the Company, only the compensation of the individuals serving as CEO and CFO as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, the CEO and CFO are referred to as the “NEOs”). The following table sets out the compensation paid to the NEOs for the fiscal years ended January 31, 2018, January 31, 2017 and January 31, 2016.

Name and principal position	Fiscal Year Ended	Salary and Fees	Share- based awards	Option- based awards	Non-equity incentive plan compensation (Cdn$)		Pension value (Cdn$)	All other compen- sation	Total compen- sation
		(Cdn$)	(Cdn$)	(Cdn$)	Annual incentive plans	Long-term incentive plans(1)		(Cdn$)	(Cdn$)
Carlos Ballon (4) Current CEO and President	2018 2017 2016	86,780 118,360 115,870	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	86,780 118,360 115,870
Anton Drescher (3) CFO, Former Interim CEO and President	2018 2017 2016	31,500 42,000 42,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	31,500 42,000 42,000

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

During the fiscal year ended January 31, 2018, no incentive stock options were granted to the Named Executive Officers.

The Company had no stock option exercises during the fiscal year ended January 31, 2018 by the NEOs and there are currently no outstanding stock options in the Company.

The Company does not provide retirement benefits for directors or senior management.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended January 31, 2018.

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

Directors who are not also executive officers are also eligible to receive incentive stock options. No incentive stock options were granted during the financial year ended January 31, 2018 to the directors of the Company who were not executive officers.

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

The primary duties and responsibilities of the Audit Committee are to:

●	Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of the Company.

●	Monitor the independence and performance of the auditor of the Company (the “Auditor”) and the internal audit function of the Company.

●	Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the Audit Committee for review, and the report of the Audit Committee on the financial statements must be submitted to the directors thereafter.

The Company has no compensation or remuneration committee.

6.D     Employees

As at January 31, 2018, the Company had no employees. The Company retains consultants to perform administrative and financial accounting/bookkeeping services. The Company did not employ temporary employees during the fiscal year.

6.E     Share Ownership

The following table sets out the beneficial ownership of Common Shares by the Company’s directors and NEOs listed in Item 6.B as of March 23, 2018.

Shareholder Name (1)	Common Shares Beneficially Owned	Percentage of Issued Common Shares
Carlos Ballon	23,994,734(2)	48.50%
Anton J. Drescher	5,183,332	10.48%
Robert Baxter	1,595,260	3.22%
Brian Kerzner	Nil	N/A
Tim Moody	750,000	0.015%
Ndovu Capital XI B.V.	7,000,000(3)	14.15%
All Executive Officers and Directors as a Group	38,523,326	76.36%

Notes:

(1)	The above information was obtained from SEDI.
(2)

8,889,400 of these Common Shares are held on behalf of family members; 25,813 are held in the name of Minera Koripampa del Peru and 112,500 are held by Minera Pampa de Oro, both of which are companies in which Mr. Ballon is a major shareholder.

(3)

Ndovu Capital XI B.V. (“Ndovu”) purchased 7,000,000 Common Shares of the Company on January 22, 2018. Ndovu Capital XI B.V. is indirectly controlled and owned by Tembo Capital Mining Fund II LP, which is a fund of Tembo Capital Management Ltd. Mark Palmer is an Investment Director of Tembo Capital Management Ltd.

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

As of March 23, 2018, there were no stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan. Based on the outstanding Common Shares, as at March 23, 2018, options with respect to 4,946,815 Common Shares are available for grant under the Plan.

There are currently no stock options held by our NEOs and directors listed in Item 6.B as of March 23, 2018.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A     Major Shareholders

As at March 23, 2018, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Shareholder Name (1)	Common Shares Beneficially Owned	Percentage of Issued Common Shares
Carlos Ballon	23,994,734(2)	48.50%
Anton J. Drescher	5,183,332	10.48%
Ndovu Capital XI B.V.	7,000,000(3)	14.15%

Notes:

(1)	The above information was obtained from SEDI.
(2)

8,889,400 of these Common Shares are held on behalf of family members; 25,813 are held in the name of Minera Koripampa del Peru and 112,500 are held by Minera Pampa de Oro, both of which are companies in which Mr. Ballon is a major shareholder.

(3)

Ndovu Capital XI B.V. (“Ndovu”) purchased 7,000,000 Common Shares of the Company on January 22, 2018. Ndovu Capital XI B.V. is indirectly controlled and owned by Tembo Capital Mining Fund II LP, which is a fund of Tembo Capital Management Ltd. Mark Palmer is an Investment Director of Tembo Capital Management Ltd.

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

As of March 23, 2018, there were 49,468,155 Common Shares issued and outstanding. The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 36 registered shareholders owning Common Shares, of which 14 of these registered shareholders, holding approximately 1,288,618 (2.6%) Common Shares are residents of the United States and 8 of these registered shareholders, holding approximately 46,788,638 (94.58%) Common Shares, are residents of Canada.

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

1)

Pursuant to an oral agreement, effective as and from July 20, 2010, the Company retained Carlos Ballon, who is a director of the Company, to provide consulting services to the Company at a fee of US$15,000 (reduced to US$7,500 on July 1, 2011) per month. Pursuant to the agreement, Mr. Ballon serves as the general manager of the Company’s Peruvian operations. The arrangement is without a fixed term, and terminable by either party on 30 days notice. During the financial year ended January 31, 2017, the Company paid or accrued to Mr. Ballon an aggregate of $86,780 (2017 - $118,360, 2016 - $115,870).

2)

Pursuant to an oral agreement, effective as and from March 2, 2012, the Company retained Anton Drescher, Chief Financial Officer and a director of the Company, to provide management services to the Company comprised of all duties and responsibilities performed by Mr. Drescher as Chief Financial Officer of the Company, at a fee of $3,500 per month. The arrangement is without a fixed term, and is terminable by either party on 30 days notice. During the financial year ended January 31, 2018, the Company paid or accrued to Mr. Drescher an aggregate of $31,500 (2017 - $42,000, 2016 - $42,000).

7.C     Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A     Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of January 31, 2018 and 2017 and for the fiscal years ended January 31, 2018, 2017 and 2016, together with the notes thereto, attached to this annual report.

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

N/A

ITEM 9.	THE OFFER AND LISTING

9.A     Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our Common Shares for the five (5) most recent financial years as traded on the TSX Venture Exchange (“TSX.V):

Year	High $	Low $
2018	0.195	0.075
2017	0.21	0.095
2016	0.095	0.025
2015	0.10	0.04
2014	0.15	0.005

The following table discloses the high and low sales prices in Canadian dollars for our Common Shares for each quarterly period within the two most recent fiscal years and any subsequent quarterly period as traded on the TSX.V:

Quarter Ended	High $	Low $
January 31, 2018	0.54	0.085
October 31, 2017	0.13	0.08
July 31, 2017	0.175	0.075
April 30, 2017	0.195	0.12
January 31, 2017	0.21	0.10
October 31, 2016	0.20	0.09
July 31, 2016	0.13	0.03
April 30, 2016	0.04	0.04

The following table discloses the monthly high and low sales prices in Canadian dollars for our Common Shares for the most recent six months as traded on the TSX.V:

Month	High $	Low $
February 2018	0.56	0.38
January 2018	0.54	0.10
December 2017	0.095	0.085
November 2017	0.095	0.085
October 2017	0.13	0.08
September 2017	0.09	0.09

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

10.C     Material Contracts

The Company has not been a party to any material contracts for the two years immediately preceding the publication of this annual report is listed as an exhibit to this annual report.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

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

Foreign Tax Credi

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2018. The Company is not subject to externally imposed capital requirements.

The Company classifies its cash as financial assets at fair value through profit or loss; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of accounts payable and accrued liabilities and amounts due to related parties approximate their fair values due to the expected maturity of the consolidated financial instruments.

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

Cash and equivalents	January 31, 2018	January 31, 2017
Held at a major Canadian financial institution	$873,863	$956

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2018, the cash balance of $873,863 is insufficient to meet the needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2019.

Liabilities as at January 31, 2018 are as follows:

Due in	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$45,600	-	-	$45,600
	$45,600	-	-	$45,600

Liabilities as at January 31, 2017 are as follows:

Due in	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$338,751	-	-	$338,751
Due to related parties	-	-	138,426	138,426
	$338,751	-	138,426	$477,177

(c)	Market risk

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2018 based on the criteria set forth in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013).. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2018.

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

The following table presents fees for the professional audit services rendered by Smythe LLP, Chartered Professional Accountants for the fiscal years ended January 31, 2018 and 2017.

Year ended January 31	2018	2017	2016
Audit fees	$19,000	$17,500	$17,000
Audit-Related fees	-	-	-
Tax fees (1)	3,000	2,000	2,000
All Other Fees	-	-	-
Total	$22,000	$19,500	$19,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We are filing with this annual report the following:

●	Auditors’ Report dated March 23, 2018.

●	Consolidated Statements of Financial Position at January 31, 2018 and January 31, 2017.

●	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2018, January 31, 2017 and January 31, 2016.

●	Consolidated Statements of Changes in Shareholders’ Deficiency for the years ended January 31, 2018, January 31, 2017 and January 31, 2016.

●	Consolidated Statements of Cash Flows for the years ended January 31, 2018, January 31, 2017 and January 31, 2016.

●	Notes to the Consolidated Financial Statements for the years ended January 31, 2018, January 31, 2017 and January 31, 2016.

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2018 and 2017

Corporate Head Office

507-837 West Hastings Street

Vancouver, BC

Canada

V6C 3N7

Tel: 604-685-1017

Smythe CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XIANA MINING INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Xiana Mining Ltd. (the "Company"), which comprise the consolidated statements of financial position as at January 31, 2018 and 2017, the consolidated statements of comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows, for the years ended January 31, 2018, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at January 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years ended January 31, 2018, 2017 and 2016, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $285,490 during the year ended January 31, 2018 and, as of that date, has an accumulated deficit of $66,267,917. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Smythe LLP | smythecpa.com

Vancouver

7th Floor 355 Burrard St

Vancouver, BC V6C 2G8

T: 604 687 1231

F: 604 688 4675

Smythe CPA

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

“Smythe LLP”

Chartered Professional Accountants

We have served as the Company's auditor since November 2008.

Vancouver, Canada

March 23, 2018

Smythe LLP | smythecpa.com

Vancouver

7th Floor 355 Burrard St

Vancouver, BC V6C 2G8

T: 604 687 1231

F: 604 688 4675

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31,

	2018	2017

ASSETS

Current
Cash	$873,863	$956
Amounts receivable	13,931	12,655

	$887,794	$13,611

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$45,600	$338,751
Due to related parties (Note 9)	-	138,426

	45,600	477,177

Shareholders’ equity (deficiency)

Capital stock (Note 7)	61,238,557	59,647,307
Share-based payment reserve (Note 8)	5,871,554	5,871,554
Deficit	(66,267,917)	(65,982,427)

	842,194	(463,566)

	$887,794	$13,611

On behalf of the Board:

“Carlos Ballon” (signed)	“Anton Drescher” (signed)
Mr. Carlos Ballon, CEO, Director	Mr. Anton Drescher, Director

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31,

	2018	2017	2016

EXPENSES
Consulting fees (Note 9)	$150,929	$199,066	$157,870
Loss (gain) on foreign exchange	(1,790)	(4,859)	22,964
Investor relations	-	1,772	1,444
Loss on settlement of debt (Note 7)	-	1,738,603	-
Office and miscellaneous	58,395	34,273	22,010
Professional fees	54,489	28,240	14,550
Property investigation	-	30,392	-
Regulatory	12,984	13,985	19,868
Travel and promotion	35,590	43,134	1,727
Write-off of accounts payable	(25,107)	-	(45,583)

Net loss from continuing operations	(285,490)	(2,084,606)	(194,850)

Net income from discontinued operations (Note 12)	-	277,276	120,778

Comprehensive loss for the year	$(285,490)	$(1,807,330)	$(74,072)

Basic and fully diluted loss per share from continuing operations	$(0.01)	$(0.09)	$(0.04)

Earnings per share from discontinued operations
Basic earnings per share	$-	$0.08	$0.03
Diluted earnings per share*	$-	$0.08	$0.03

Weighted average number of common shares outstanding	33,862,676	23,389,296	4,491,518

*The Company had no dilutive securities outstanding in any of the years ended January 31, 2018, 2017 and 2016.

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in Canadian Dollars)

	Number of Shares	Issued Capital Stock	Share-based Payment Reserve	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, January 31, 2015	4,491,435	$56,461,592	$5,871,554	$(64,101,025)	$(1,767,879)

Net loss for the year	-	-	-	(74,072)	(74,072)

Balance, January 31, 2016	4,491,435	56,461,592	5,871,554	(64,175,097)	(1,841,951)

Shares issued for debt settlement	28,976,720	3,187,439	-	-	3,187,439
Share issuance costs	-	(1,724)	-	-	(1,724)
Net loss for the year	-	-	-	(1,807,330)	(1,807,330)

Balance, January 31, 2017	33,468,155	59,647,307	5,871,554	(65,982,427)	(463,566)

Private placement	16,000,000	1,600,000	-	-	1,600,000
Share issuance costs	-	(8,750)	-	-	(8,750)
Net loss for the year	-	-	-	(285,490)	(285,490)

Balance, January 31, 2018	49,468,155	$61,238,557	$5,871,554	$(66,267,917)	$842,194

The accompanying notes are an integral part of these consolidated financial statements

XIANA MINING INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31,

	2018	2017	2016

Operating activities
Net loss for the year from continuing operations	$(285,490)	$(2,084,606)	$(194,850)
Add items not affecting cash
Unrealized loss (gain) on foreign exchange	(1,790)	(4,859)	22,964
Loss on settlement of debt	-	1,738,603	-
Write-off of accounts payable	(25,107)	-	(45,583)
Changes in non-cash working capital
Amounts receivable	(1,276)	(7,202)	6,456
Accounts payable and accrued liabilities	(266,254)	26,947	33,608
Due to related parties	(138,426)	306,670	137,816

Operating cash flows from continuing operations	(718,343)	(24,447)	(39,589)
Operating cash flows from discontinued operations (Note 12)	-	-	38,607

Cash used in operating activities	(718,343)	(24,447)	(982)

Investing activities
Cash from the sale of subsidiary, net	-	27,098	-

Cash provided by investing activities	-	27,098	-

Financing activities
Private placement	1,600,000	-	-
Share issuance costs	(8,750)	(1,724)	-

Cash provided by (used in) financing activities	1,591,250	(1,724)	-

Change in cash during the year	872,907	927	(982)
Cash, beginning of the year	956	29	1,011

Cash, end of the year	$873,863	$956	$29

Non-cash transactions
Foreign exchange on liability balances	$(1,790)	$(15,916)	$(110,077)
Foreign exchange on asset balances	$-	$(4,859)	$-

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

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

For the year ended January 31, 2018, the Company incurred a net loss of $285,490 (2017 – $1,807,330; 2016 -$74,072), and as at January 31, 2018, has a working capital of $842,194 (2017 – deficiency of $463,566), an accumulated deficit of $66,267,917 (2017 - $65,982,427), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests. These circumstances comprise material uncertainties which cast substantial doubt as to the ability of the Company to meet its obligations as they fall due, and accordingly, the ability of the Company to continue as a going concern.

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

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead.

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

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

Approval of the financial statements

The consolidated financial statements of Xiana Mining Inc. for the year ended January 31, 2018 were approved and authorized for issue by the Board of Directors on March 23, 2018.

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

YEARS ENDED JANUARY 31, 2018 AND 2017

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

YEARS ENDED JANUARY 31, 2018 AND 2017

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

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures, meet it liabilities for the ensuing year, and to fund planned exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Discontinued operations

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which would be recorded in discontinued operations in the consolidated statements of comprehensive loss.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and Compania Minera la Luminosa S.A.C. A subsidiary is an entity over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. The subsidiary is fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

The significant subsidiary of the Company is:

	Country of Incorporation	Principal Activity	Xiana’s effective interest January 31, 2018	Xiana’s effective interest January 31, 2017
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99%	99%

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Interests in exploration properties

(i)	Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii)	Exploration and evaluation expenditures

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

YEARS ENDED JANUARY 31, 2018 AND 2017

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

YEARS ENDED JANUARY 31, 2018 AND 2017

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

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option and warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, printing, on the issue of the Company’s shares are charged directly to capital stock. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares were concluded.

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more readily determinable component based on fair value, and then the residual value to the remaining component.

Share-based payments

The Company has a stock option plan that is described in Note 7. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

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

YEARS ENDED JANUARY 31, 2018 AND 2017

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

YEARS ENDED JANUARY 31, 2018 AND 2017

4.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards and interpretations adopted

During the year ended January 31, 2018, the Company adopted the following new accounting standards, interpretations, and amendments, neither of which had material impact on the consolidated financial statements.

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

IFRS 9 Financial Instruments, Classification and Measurement

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for the annual period beginning on February 1, 2018. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases. The standard is effective for the annual period beginning on February 1, 2019. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Cash is classified as fair value through profit or loss, and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying values of accounts payable and accrued liabilities, and due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

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

The following tables set forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2018	Level 1	Level 2	Level 3	Total
Cash	$873,863	$-	$-	$873,863

January 31, 2017	Level 1	Level 2	Level 3	Total
Cash	$956	$-	$-	$956

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

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

YEARS ENDED JANUARY 31, 2018 AND 2017

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2018, the cash balance of $873,863 (2017 - $956) is insufficient to meet the Company’s financial needs for the coming year.

Liabilities as at January 31, 2018 were as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$45,600	$-	$-	$45,600
	$45,600	$-	$-	$45,600

Liabilities as at January 31, 2017 were as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$338,751	$-	$-	$338,751
Due to related parties	-	-	138,426	138,426
	$338,751	$-	$138,426	$477,177

c)	Market risk

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

YEARS ENDED JANUARY 31, 2018 AND 2017

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

6.	INTEREST IN EXPLORATION PROPERTY

Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca to acquire the Deborah Gold property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of US $6,000,000 over a minimum of five years. The claims are included in the South Zone.

The material terms are as follows:

Cash Payments (USD)

September 16 (effective date)	50,000 (paid)
On commencing drill testing (“drill date”)	200,000
One year anniversary of drill date	400,000
Two-year anniversary of drill date	600,000
Three-year anniversary of drill date	900,000
Four-year anniversary of drill date	1,200,000
Five-year anniversary of drill date	2,650,000
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

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

7.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2018, the Company issued 16,000,000 common shares at $0.10 per share for gross proceeds of $1,600,000 and incurred $8,750 of share issuance costs.

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

8.	SHARE-BASED PAYMENT RESERVE

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

The Company did not have any outstanding options as at January 31, 2018 and 2017.

Warrants

The Company did not have any outstanding warrants as at January 31, 2018 and 2017.

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended January 31, 2018, the Company entered into the following transactions with related parties:

Key management compensation

Paid or accrued consulting fees of $113,280 (2017 - $160,360; 2016 - $157,870) to officers and directors of the Company.

Amounts due to related parties as at January 31, 2018 are comprised of $Nil (2017 - $138,426) to directors and an officer of the Company.

10.	EXPLORATION AND EVALUATION EXPENDITURES

The Company did not incur any exploration and evaluation expenditures during the years ended January 31, 2018 and 2017.

Exploration and evaluation costs incurred in the year ended January 31, 2016 were as follows and are included as discontinued operations (note 11):

	Central Zone	North Zone	South Zone	Total

Land maintenance and tenure	$-	$-	$12,263	$12,263

Total expenditures for the year	$-	$-	$12,263	$12,263

11.	CAPITAL MANAGEMENT

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

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

10.	CAPITAL MANAGEMENT (cont’d…)

There were no changes to the Company’s approach to capital management during the year ended January 31, 2018. The Company is not subject to externally imposed capital requirements.

11.	SALE OF SUBSIDIARY

During the year ended January 31, 2017, the Company completed a sale of its 100% interest in Dorato Peru S.A.C. (“Dorato”) for $38,668 (US $30,000). The Company paid Peruvian tax of $11,570. The Company anticipates this amount will be refunded, accordingly the amount is included in accounts receivable as at DJanuary 31, 2018. As a result of the sale, the Company recognized a gain on sale of subsidiary of $277,276 comprised of the following:

i)	$15,916 relating to a foreign exchange gain on accounts payable held in US dollars.
ii)	gain on sale of subsidiary $261,360, arising from the derecognition of net liabilities associated with Dorato of $222,692, plus proceeds of $38,668.

As the cash flows related to the operations of Dorato Peru S.A.C. are clearly distinguished, both operationally, geographically and for financial reporting purposes from the rest of the entity, the financial performance within Dorato for the comparative periods has been reclassified and presented separately as discontinued operations in the consolidated statements of comprehensive loss and cash flows.

The reported net income (loss) from discontinued operations is comprised of the following:

For the year ended January 31	2018	2017	2016

Exploration and evaluation costs	$-	$-	$(12,263)
Foreign exchange gain (loss)	-	15,916	133,041
Gain on sale of subsidiary	-	261,360	-

Net income for the year from discontinued operations	$-	$277,276	$120,778

There were no income tax effects related to discontinued operations for any of the years ended January 31, 2018, 2017 or 2016.

The reported cash flows from discontinued operations are as follows:

For the year ended January 31	2018	2017	2016

Net income (loss) for the year from discontinued operations, net of tax	$-	$277,276	$120,778
Foreign exchange gain (loss)	-	(15,916)	(133,041)
Gain on sale of subsidiary	-	(261,360)	-
Accounts payable and accrued liabilities	-	-	50,870

Operating cash flows from discontinued operations	$-	$-	$38,607

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

12.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.08% (2017 - 26.00%; 2016 - 26.00%) with the reported taxes is as follows for the years ended January 31:

	2018	2017	2016

Loss before income tax	$(285,490)	$(1,807,330)	$(74,072)
Canadian statutory rate	26.08%	26.00%	26.00%

Expected income tax recovery	(74,455)	(469,906)	(19,259)
Difference in foreign tax rates	-	-	(34,591)
Other temporary differences	(6,549)	384,083	-
Tax effect of foreign exchange on assets and liabilities	-	-	561,476
Effect on change in tax rates	(148,288)	-	-
Adjustment to tax losses provided from prior years	(44,862)	54,112	-
Unused tax losses and tax offsets not recognized as deferred tax asset	274,154	31,711	(507,626)
	$-	$-	$-

Effective January 1, 2018, British Columbia increased the province’s general corporate income tax rate to 12% (2017 – 11%; 2016 – 11%). The combined corporate income tax rate, prorated for the increase in tax rate, is 26.08% (2017 – 26.00%; 2016 – 26.00%).

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where probable the Company will generate taxable income to recognize deferred tax assets. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2018	2017

Carrying value less than income tax basis of interest in exploration properties	$5,410,000	$5,410,000
Carrying value less than income tax basis of fixed assets	53,000	53,000
Non-capital losses carried forward	9,381,000	9,067,000
Capital losses carried forward	42,000	42,000
	$14,886,000	$14,572,000

XIANA MINING INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED JANUARY 31, 2018 AND 2017

12.	INCOME TAXES (cont’d…)

The deductible temporary differences do not expire and the non-capital tax losses expire as follows:

Available to	Canada	Foreign	Total

2027	$50,000	$-	$50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,843,000	-	1,843,000
2033	704,000	-	704,000
2034	486,000	-	486,000
2035	310,000	-	310,000
2036	173,000	-	173,000
2037	352,000	-	352,000
2037	314,000		314,000
	$9,381,000	$-	$9,381,000

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1(1)	Articles effective August 21, 2006.

8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

10.1(1)	Code of Ethics.

11.1	Consent of Auditor

12.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Annual Report on Form 20-F filed on May 24, 2007 with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XIANA MINING INC.

/s/ Carlos Ballon
		By:	Carlos Ballon,
President & CEO

Date:	March 23, 2018